Form 20-F
period 2025-06-30
BHP Group Ltd
filed 2025-08-22
CIK 811809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED 30 JUNE 2025
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

BHP Group Limited
Ordinary Shares :	5,075,992,235
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

This Report covers functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture(1) operated by BHP (referred to in this Report as ‘operated assets’ or ‘operations’) from 1 July 2024 to 30 June 2025 unless otherwise stated. Certain sections of this Report present data for comparative periods, which in relation to the Daunia and Blackwater mines (divested during FY2024) is shown stated otherwise.

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

Introduction

This document is our annual report on Form 20-F for the year ended 30 June 2025 (this “Annual Report”). Reference is made to our Australian Annual Report for the year ended 30 June 2025, which has been furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K on 22 August 2025, which includes information that has been omitted from this Form 20-F. Only information that is included in, or expressly incorporated by reference into, this Form 20-F shall be deemed to form a part of this Annual Report

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

Materiality, as used in the context of climate and sustainability-related disclosures may differ from the materiality standards applied by other reporting regimes, including as defined for SEC reporting purposes. Any issues identified as material for purposes of sustainability in this document are therefore not necessarily material for SEC reporting purposes.

All references to websites in this Annual Report are intended to be inactive textual references for information only and any information contained in or accessible through any such website does not form a part of this Annual Report.

Forward-looking statements

This Report contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’, or similar words. These statements discuss future expectations or performance, or provide other forward-looking information.

[1]

References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

i

Examples of forward-looking statements contained in this Report include, without limitation, statements describing (i) our strategy, Our Values and how we define our success; (ii) our expectations regarding future demand for certain commodities, in particular copper, nickel, iron ore, steelmaking coal, potash and steel and our intentions, commitments or expectations with respect to our supply of certain commodities, including copper, nickel, iron ore, potash, uranium and gold; (iii) our future exploration and partnership plans and perceived benefits and opportunities, including our focus to grow our copper and potash assets; (iv) our business outlook, including our outlook for long-term economic growth and other macroeconomic and industry trends; (v) our projected and expected production and performance levels and development projects; (vi) our expectations regarding our investments, including in potential growth options and technology and innovation, and perceived benefits and opportunities; (vii) our reserves and resources estimates; (viii) our plans for our major projects and related budget and capital allocations; (ix) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives, including our approach to equitable change and transitions, our Climate Transition Action Plan, climate change adaptation strategy and goals, targets, pathways and strategies to seek to reduce or support the reduction of greenhouse gas emissions, and related perceived costs, benefits and opportunities for BHP; (x) the assumptions, beliefs and conclusions in our climate change related statements and strategies, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xi) our commitment to social value and our 2030 goals; (xii) our commitments to sustainability reporting, frameworks, standards and initiatives; (xiii) our commitments to improve or maintain safe tailings storage management; (xiv) our commitments to achieve certain inclusion and diversity targets, aspirations and outcomes; (xv) our commitments to achieve certain targets and outcomes with respect to Indigenous peoples and the communities where we operate; (xvi) our commitments to achieve certain water-related targets and outcomes; and (xvii) our commitments to achieve certain health and safety targets and outcomes.

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

Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and deliver the products extracted to applicable markets; (ii) the development and use of new technologies and related risks; (iii) the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; (iv) activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; (v) changes in environmental and other regulations; (vi) political or geopolitical uncertainty and conflicts; (vii) labour unrest; (viii) weather, climate variability or other manifestations of climate change; and (ix) other factors identified in the risk factors set out in OFR 11.

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

Form 20-F Cross Reference Table

Item Number		Description	Report section reference
1.		Identity of Directors, Senior Management and Advisors	Not applicable
2.		Offer Statistics and Expected Timetable	Not applicable
3.		Key Information
	A	[Reserved]	Not applicable
	B	Capitalization and indebtedness	Not applicable
	C	Reasons for the offer and use of proceeds	Not applicable
	D	Risk factors	Operating and Financial Review 11
4.		Information on the Company
	A	History and development of the company	Cover page, Company details, Chair’s review, Chief Executive Officer’s review, Operating and Financial Review 1 to 4, 6, 10, 12, Additional information 1, 4 to 9.4
	B	Business overview	Operating and Financial Review 1 to 6, 12, Additional information 1, 4 to 8, 9.9 and Note 1 to the Financial Statements
	C	Organizational structure	Additional information 9.3 and Note 30 to the Financial Statements, Exhibit 8.1
	D	Property, plants and equipment	Operating and Financial Review 5, 6, 9, 10, 12, Additional information 1, 4, 5 and Notes 11, 15 and 22 to the Financial Statements
4A.		Unresolved Staff Comments	None
5.		Operating and Financial Review and Prospects
	A	Operating results	Operating and Financial Review 5, 6, 12, Additional information 2 and 4
	B	Liquidity and capital resources	Operating and Financial Review 5, Financial Statements 1.4, Notes 11, 21 to 24 and 39 to the Financial Statements
	C	Research and development, patents and licenses, etc.	Operating and Financial Review 4, 6, 11, Corporate Governance Statement 10, Directors’ Report 10, Additional information 5 and Notes 11 and 15 to the Financial Statements
	D	Trend information	Chair’s review, Chief Executive Officer’s review, Operating and Financial Review 1 to 6, 12, Additional information 2, to 7
	E	Critical Accounting Estimates	IFRS is applied in the Financial Statements as issued by the IASB
6.		Directors, Senior Management and Employees
	A	Directors and senior management	Corporate Governance Statement 4.1, 6.1, Directors’ Report 2
	B	Compensation	Remuneration Report
	C	Board practices	Corporate Governance Statement 4.1, 4.7, 5.2, 5.4, Remuneration Report
	D	Employees	Operating and Financial Review 9.5, Additional information 7
	E	Share ownership	Remuneration Report, Directors’ Report 3, 4 and Notes 17, 18 and 26 to the Financial Statements
	F	Erroneously Awarded Compensation	Not applicable
7.		Major Shareholders and Related Party Transactions
	A	Major shareholders	Additional information 9.5
	B	Related party transactions	Remuneration Report and Notes 25 and 33 to the Financial Statements
	C	Interests of experts and counsel	Not applicable
8.		Financial Information
	A	Consolidated Statements and Other Financial Information	Operating and Financial Review 10, Additional information 8, 9.6, Financial Statements beginning on page F-1 in this Annual Report and Financial Statements 1A
	B	Significant Changes	Note 35 to the Financial Statements
9.		The Offer and Listing
	A	Offer and listing details	Additional information 9.2
	B	Plan of distribution	Not applicable
	C	Markets	Additional information 9.2
	D	Selling shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the issue	Not applicable

Item Number		Description	Report section reference
10.		Additional Information
	A	Share capital	Not applicable
	B	Memorandum and articles of association	Additional information 9.4
	C	Material contracts	Legal proceedings 8 (regarding the Settlement Agreement)
	D	Exchange controls	Additional information 9.9
	E	Taxation	Additional information 9.10
	F	Dividends and paying agents	Not applicable
	G	Statement by experts	Not applicable
	H	Documents on display	Additional information 9.4
	I	Subsidiary information	Note 30 to the Financial Statements and Exhibit 8.1
	J	Annual Report to Security Holders	Not applicable
11.		Quantitative and Qualitative Disclosures About Market Risk	Note 24 to the Financial Statements
12.		Description of Securities Other than Equity Securities
	A	Debt Securities	Not applicable
	B	Warrants and Rights	Not applicable
	C	Other Securities	Not applicable
	D	American Depositary Shares	Additional information 9.7 and Exhibit 2.1
13.		Defaults, Dividend Arrearages and Delinquencies	Not applicable
14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15.		Controls and Procedures	Corporate Governance Statement 9.2 and Financial Statements 1A
16A.		Audit committee financial expert	Corporate Governance Statement 5.2
16B.		Code of Ethics	Corporate Governance Statement 8
16C.		Principal Accountant Fees and Services	Corporate Governance Statement 9.2 and Note 36 to the Financial Statements
16D.		Exemptions from the Listing Standards for Audit Committees	Not applicable
16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Directors’ Report 4
16F.		Change in Registrant’s Certifying Accountant	Not applicable
16G.		Corporate Governance	Corporate Governance Statement
16H.		Mine Safety Disclosure	Not applicable
16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
16J.		Insider Trading Policies	Corporate Governance Statement 10, Exhibit 11.1
16K.		Cybersecurity	Operating and Financial Review 7, 11, Additional information 9.8
17.		Financial Statements	Not applicable
18.		Financial Statements	Financial Statements begin on page F1 in this Annual Report
19.		Exhibits	Exhibits

“In FY2025, we made good progress on strengthening our pipeline of attractive growth options in copper and potash, and delivered another strong year of operational and financial performance.”

Mike Henry

Chief Executive Officer

v

x

Chair’s review

Dear Shareholders,

I am pleased to provide BHP’s Annual Report for FY2025.

It is an honour and a privilege to be your new Chair. Your Board and I are excited about the future of this great company.

I want to acknowledge the contribution of my predecessor, Ken MacKenzie, who led the Board as Chair for seven years. I thank Ken for his outstanding service to the Board and BHP during his tenure. Ken leaves a lasting legacy at BHP.

In times of global uncertainty, stability and resilience matter. BHP has stood for both for 140 years.

What we do matters. The world needs more of the materials we produce to develop, decarbonise and digitalise.

BHP has a substantial role to play in producing the vital materials the world needs and in contributing to the success of the global economy.

We remain well positioned to meet global demand for the commodities we produce in order to create long-term value for our shareholders, local communities, customers, suppliers and partners.

Rewarding shareholders

BHP has a simple, clear strategy that is resilient amid any operating environment. Executing this strategy has allowed us to perform well through mining and economic cycles.

The company performed strongly in FY2025, generating significant cash flow. Healthy cash returns are important for shareholders, including the hundreds of thousands of retail shareholders who rely on BHP to support their income and retirement. Over the past five years, BHP has delivered more than US$50 billion in cash dividends to our shareholders.

Our Capital Allocation Framework (CAF) promotes discipline in all our capital decisions and prioritises capital for safety and maintenance, balance sheet strength and a minimum dividend payout ratio of 50 per cent of underlying attributable profit at every reporting period.

For FY2025, your Board determined dividends totalling 110 US cents a share. This represents a total distribution to shareholders of US$5.6 billion.

Building for the future

Our performance allows us to plan for and invest in value adding growth projects. BHP has a strong growth pipeline of organic and greenfield projects in copper, iron ore and potash.

Our growth strategy generates greater exposure to commodities that the world needs to reduce greenhouse gas emissions and as the population grows, continues to urbanise and seeks higher living standards.

Continuing to evolve

As we have for the past 140 years, we continued to position BHP’s portfolio to align to the global trends shaping our future. We have reshaped BHP’s portfolio to increase our exposure to future-facing commodities and higher-quality steelmaking materials.

Our iron ore business is a critical part of our future and we have extended our lead as the lowest-cost major iron ore producer globally. We have achieved a world-leading position in copper, which is key to renewable energy, electric vehicles and data centres.

We are developing a position in potash that will contribute to food security and more sustainable land use. We have focused our steelmaking coal portfolio on higher-quality coals preferred by our customers to produce steel for cities and infrastructure for decarbonisation.

Today, we have a portfolio and options for growth, that leave us well positioned to provide the commodities the world will need more of in the decades to come.

Looking ahead

Your company is well placed to meet the challenges of our rapidly changing world. It is the combination of our outstanding people, world-class assets and execution excellence that creates long-term value for our shareholders and for the communities where we live. In FY2025, we showed that the consistent execution of our clear and simple strategy delivers results.

BHP is an outstanding business in great shape and I am confident we can continue to create value for you, our partners and many other stakeholders in the year ahead and for decades to come.

I look forward to meeting you at our Annual General Meeting.

Thank you for your continued support.

/s/ Ross McEwan

Ross McEwan

Chair

Chief Executive Officer’s review

Dear Shareholders,

In FY2025, we made good progress on strengthening our pipeline of attractive growth options in copper and potash, and delivered another strong year of operational and financial performance.

Most importantly, we did so safely. Nothing matters more than the safety of our people. We had no fatalities, and our total recordable injury and high potential injury frequency measures were both lower than the prior year.

This improvement has been driven by significant investments in engineering controls through our Fatality Elimination Program, continuous improvement of how leaders support their teams through Field Leadership and the operating discipline delivered through the BHP Operating System.

Executing well and delivering on our promises builds trust. Combined with the quality of our assets and the attractiveness of our chosen commodities, this gives us resilience and the foundation for long-term value growth.

Mining now in the global spotlight

We’re seeing an increasing focus on critical minerals supply and supply chain security across the globe. This is happening against a backdrop of growing geopolitical and trade tensions, and reflects a growing understanding and acceptance of the critical role mining will play in supporting national security, energy transitions and technology development.

There is also a clearer recognition of the significant economic opportunity that accompanies investment in resources projects. Many resources producing nations are taking aggressive steps to improve competitiveness and to attract global capital to invest in new resource project opportunities.

We continue to advocate for policies that drive productivity, encourage investment and spur economic growth. We engage with political leaders, policymakers and industry counterparts regularly, making the case for the settings to unlock resources for the shared benefit of nations, our sector and your company.

Creating social value

Our approach to social value and sustainability differentiates BHP and is essential to the creation of long-term shareholder value.

We’re seeing practical challenges affect the pace of the global energy transition, including the development of the necessary technology at competitive cost. BHP’s climate commitments remain unchanged and we remain on track to meet our FY2030 operational decarbonisation target.

We continue to partner with First Nations and Indigenous peoples around the world. Over 90 per cent of BHP’s operations are located on or near the traditional lands of Indigenous peoples – and we seek to build long-term relationships based on trust and mutual benefit. The significant uplift in our spend with Indigenous businesses during the year is a clear demonstration of this. We’re focused on building multi-year partnerships that enable Indigenous businesses to secure investment, grow with confidence and build their capability to provide goods and services to large companies like BHP.

A culture and system for high performance

Everything we achieve starts with our 90,000 strong workforce.

This year we reached our global employee gender balance ambition of 40 per cent female representation early, and improved year-on-year performance against our Indigenous employee participation targets in Australia, Canada and Chile. Our efforts to build a better BHP, with a more inclusive, collaborative and respectful culture, have underpinned this achievement, and contributed to a safer, more productive and more reliable BHP.

We have built a track record of operational excellence over recent years, underpinned by the BHP Operating System.

In FY2025, we achieved copper production of over 2 million tonnes for the first time – and have lifted copper production by 28 per cent since FY2022. In steelmaking coal, improved operational productivity helped us increase production at BMA, excluding Blackwater and Daunia which were divested in April 2024. At Western Australia Iron Ore, we achieved record production while maintaining our position as the world’s lowest cost major iron ore producer, now for the sixth year in a row.

Project delivery

We are embedding the BHP Operating System in the way we plan and execute our capital projects as well. We recognise that reliable, capital efficient development of assets and infrastructure is critical to enabling our growth and to maximising shareholder returns.

On Jansen Stage 1, a combination of inflation and cost escalation, design development and scope changes, and lower productivity on certain aspects of the project have resulted in a revision of our costs for construction. This is disappointing. It is not representative of the performance we have seen on BHP projects more broadly, nor what we aspire to.

We’re taking steps to improve performance on Jansen Stage 1 and we’ll be applying what we learn to strengthen project delivery across the board at BHP.

Winning strategy, clear path for growth

Our simple, clear strategy drives strong results and long-term value growth.

We’ve reshaped our portfolio in anticipation of the megatrends playing out around us, including our position in copper. A much greater proportion of our EBITDA – 45 per cent in FY2025 – now comes from copper. And we’re pursuing more copper growth from our existing assets and through strategic partnerships, including our newly formed Vicuña joint venture which holds copper deposits on the Argentina-Chile border.

Through the disciplined application of our Capital Allocation Framework, we seek to sustain our assets, maintain a strong balance sheet and balance attractive shareholder returns and investment in our growth.

The quality of our assets and our pipeline of compelling growth prospects gives us added optionality. This allows us to deliberately and strategically choose how we grow value for shareholders.

To support our growth, we’re putting our strong balance sheet to work. We’ve optimised our net debt target range to US$10 billion to US$20 billion. This reflects the significant improvement in our operational performance and portfolio since it was last set.

A clear future

We have world-leading assets and we operate them well – underpinned by the sustained focus and capability building that comes through the BHP Operating System.

This allows us to deliver industry-leading margins, high returns and funds for our growth – a unique combination that underpins our strength, consistency and resilience through the cycle.

I am confident that BHP is positioned to deliver attractive value and growth for you in the years ahead. Thank you for your continued support.

/s/ Mike Henry

Mike Henry

Chief Executive Officer

1.  Why BHP

13 August 2025 marked 140 years since seven ordinary people gathered on a small plot of ground at Broken Hill in outback New South Wales, Australia. They had no idea the silver, lead and zinc mine they had established would become one of the world’s biggest companies and a global leader in the resources industry, BHP.

Since then, BHP has produced many of the vital resources the world needs to grow and develop. Materials integral to what we use and do every day.

Over the last 140 years our business has remained steadfastly resilient through mining cycles regardless of what has been happening in the world around us. We have done this by continually evolving our portfolio, by our ongoing drive to be the world’s best mining operator and by applying financial discipline to the decisions we make.

We have built our business by investing, expanding and reshaping it to meet the changing demands of the world. Providing rewarding jobs and careers for hundreds of thousands of people. Making valuable contributions to the countries, regions and communities where we operate. Rewarding our shareholders with dividends and strong returns.

Today, BHP is the world’s largest mining company by market capitalisation.1 We have world-leading operations across the globe producing materials vital for a better world. And we are positioned and ready to meet the challenges of the decades to come.

How we operate is important

The keys to our successful past and exciting future are the same – our people, capabilities, scale, portfolio and, in more recent times, the unique overarching way we work through the BHP Operating System (BOS). BOS differentiates our approach, makes improvement central to everyone’s role and provides for sustainable operating excellence year after year.

We seek to use our capital carefully and effectively. We operate our assets efficiently. We have an overriding focus on safety. We embrace technology and innovation.

We have a clear strategy and proven record of execution against it. We grow value through our large, long-life, quality assets in materials that improve standards of living and support decarbonisation and digitalisation, and through our differentiated focus on social value, which is integral to how we operate. We seek to extract materials as efficiently and effectively as we can while seeking to appropriately manage impacts on the planet. We choose to partner with peers, suppliers and customers where we believe we can innovate or create value together.

Our products are vital for a better world

Copper, iron ore, steelmaking coal and potash support the pursuit of a very basic human instinct – to improve our lives and those of the generations that come after us. Copper for renewable power, to rewire our energy system and to enable digitalisation. Steelmaking materials to build better, safer and more liveable cities and renewables infrastructure. Potash for food security and more sustainable land use.

These are building blocks for a better world. Billions of people seeking higher standards of living is an enduring source of demand for commodities that BHP is proud to play a part in supplying.

We have multiple growth options

As new large, low-cost ore bodies become harder to find and develop, the scale and quality of our portfolio positions us well. We hold some of the world’s largest resources and lowest-cost assets.

One of our biggest growth levers is productivity and unlocking more value from the assets we operate. We seek to improve productivity through the capabilities of our people and our culture of continuous improvement, and the use of technology and innovation to extract more from what we do every day.

The scale of our assets provides growth options. In copper, we are advancing multiple options in Chile and we are studying growth options at our copper province in South Australia. We are seeking to produce more iron ore in Western Australia. We are working to improve productivity at our steelmaking coal operations in Queensland. We have sanctioned the second stage of our Jansen potash project in Canada, which we believe will double Jansen’s expected production capacity once complete.

We are always on the lookout for the right opportunities. In the last financial year, we formed the Vicuña joint venture with Canada’s Lundin Mining, which holds the Josemaria and Filo del Sol copper deposits on the Argentina-Chile border. The Vicuña joint venture will create a long-term partnership between BHP and Lundin Mining to jointly develop an emerging copper district with world-class potential. The Filo del Sol deposit is one of the largest copper deposit discoveries in the last 30 years.

We are a partner with Rio Tinto in the Resolution Copper Project in the United States, which is also one of the largest undeveloped copper projects in the world and has the potential to be a significant copper producer in North America.

Our focus on social value generates business value

Social value is what we call our positive contribution to society. It helps underpin stable operations, reduces risk and opens doors to opportunities, partnerships, talent and capital. It delivers business value.

We are proud to have achieved our long-term aspirational goal of gender balance within our employee workforce during FY2025. We define gender balance as a minimum 40 per cent women and 40 per cent men, consistent with the definitions used by entities such as the International Labour Organization. Female employee representation reached 41.3 per cent at financial year end, from 17.6 per cent when we began this journey nine years ago.

We are the first global, listed mining company to achieve this milestone, which has not only made BHP a better, more inclusive business for our workforce, it has helped make us a better place to work. A more inclusive culture has underpinned both female representation and better safety and operational performance.

We see enormous opportunity before us

The opportunity for BHP and what we can contribute for the world is profound. The development, decarbonisation and digitalisation of the globe involve pathways that require a significant increase in production of the key materials we produce.

We seek to meet this demand and grow value for our partners and stakeholders, driving attractive returns and long-term value for our shareholders.

BHP has been bringing people and resources together to build a better world for the last 140 years. Our resilient business is well positioned to fulfil our aspiration to deliver value for our shareholders and those around us for many more to come.

Footnote

1.	Market capitalisation as at 30 June 2025, sourced from Bloomberg.

2. Our business

2.1 Our portfolio

A resource mix for today – and for the future

We have copper, which is used in electrification and renewable power and is important for digitalisation. We have iron ore, which is essential for making steel needed for construction, including renewables infrastructure. Our higher-quality steelmaking coal is used in the blast furnace process for making steel. We are developing a world-class potash asset. Potash is used in fertilisers to assist with food security for a growing population and more sustainable land use. We are also a major producer of uranium and gold, which are by-products of our copper production.

Copper

Record group copper production

2.02 Mt

^8% on FY2024

We are one of the world’s largest copper producers. We continue to pursue our strategy to increase our exposure to copper by effective capital allocation to grow our existing assets and through exploration, acquisition and early-stage options. We are using technical innovation, such as new flotation technology, to help control energy costs and unlock value.

Our copper production rose 8 per cent in FY2025 to a record of over 2 million tonnes (Mt). We have grown annual copper production by 28 per cent since FY2022.

Escondida in Chile is the world’s largest copper mine and achieved its highest production in 17 years. Spence in Chile achieved record production, while in Australia, Copper SA finished the year strongly with copper production records in June and for the second half of the year.

In FY2025, we increased our early-stage options in copper by forming the Vicuña joint venture with Canada’s Lundin Mining to hold the Josemaria and Filo del Sol copper prospects on the Argentina-Chile border. This joint venture provides an exciting opportunity to jointly develop an emerging copper district with world-class potential.

Group copper production for FY2026 is expected to remain strong at between 1.8 Mt and 2 Mt on a consolidated basis. As we look ahead to the 2030s, we have a number of projects in execution and under study that we estimate could deliver 2 million tonnes per annum (Mtpa) of attributable copper production during the decade.1

>For more information refer to OFR 6.1

Iron ore

Third-consecutive full-year production record

263 Mt

^1% on FY2024

Western Australia Iron Ore (WAIO) is the lowest-cost major iron ore producer globally2 and has one of the lowest greenhouse gas (GHG) emission production intensities of benchmarked iron ore operations.3

WAIO set multiple records in FY2025, including for full-year production of 257 Mt (290 Mt on a 100 per cent basis). South Flank exceeded its name plate capacity production of 80 Mt (100 per cent basis) in its first full year of operation after being delivered on time and on budget in FY2024. The efficiency of our infrastructure hubs continued to strengthen performance, with rail, port and technology investments delivering tangible production outcomes.

Production for FY2026 is expected to be between 284 and 296 Mt (100 per cent basis) incorporating the planned renewal of Car Dumper 3 in the first half of FY2026 and the ongoing tie-in activities for the Rail Technology Programme. Production increased by 34 per cent at Samarco in Brazil to 6.4 Mt (12.8 Mt 100 per cent basis) in FY2025 following the ramp up of a second concentrator ahead of schedule.

>For more information refer to OFR 6.2

Steelmaking coal

Focusing on higher-quality product

18 Mt

i 19% on FY2024

We continue to focus our steelmaking coal operations in Queensland on higher-quality product and have one of the lowest GHG emission production intensities of benchmarked export steelmaking coal mines.3

Excluding the contribution of the Blackwater and Daunia mines, which were divested in FY2024, production increased 5 per cent to 18 Mt in FY2025 (36 Mt 100 per cent basis). Raw coal inventory levels increased 12 per cent. The strong performance was underpinned by improved truck productivity and led to increased production across all open-cut mines.

Our focus on rebuilding raw coal inventory enabled us to stabilise operating performance across the asset and increase production despite geotechnical challenges at Broadmeadow and a 36 per cent year-on-year increase in rainfall.

Production for FY2026 is expected to increase to between 18 and 20 Mt (36 and 40 Mt on a 100 per cent basis), weighted to the second half, while unit costs are expected to decrease with guidance between US$116/t and US$128/t as we push to further improve productivity.

Our focus on improving value chain stability will continue into CY2027 as we continue to rebuild raw coal inventory to sustainable levels and normalising strip ratios.

>For more information refer to OFR 6.3

Potash

Major global producer by the end of the decade

US$7.0bn - US$7.4bn

Estimated capital expenditure for Jansen Stage 1

We are developing one of the world’s largest potash mines in Canada. Jansen will increase our product diversification, customer base and operating footprint, and expand our business into a future growth market.

Jansen Stage 1 (JS1) was 68 per cent complete by the end of FY2025.

In July 2025, we announced updates relating to the Jansen potash project.

We estimate capital expenditure for JS1 to increase from our original estimate of US$5.7 billion to be in the range of US$7.0 billion to US$7.4 billion including contingencies, and first production to revert back to the original schedule of mid-CY2027.

We expect to update the market on JS1’s timing and optimised capital expenditure estimate in the second half of FY2026.

We have decided to extend the execution of JS2 by two years, shifting first production from FY2029 to FY2031, as part of our regular review of capex sequencing under the Capital Allocation Framework.

JS2’s capital expenditure remains under review and we expect to update the market on JS2’s optimised capital expenditure estimate in the second half of FY2026.

Jansen is a world-class asset and is expected to have operating costs at the low end of the cost curve when fully ramped up.

>For more information refer to OFR 6.4

Footnotes

1.

Represents our current aspiration for BHP group attributable copper production, and not intended to be a projection, forecast or production target and investors should not rely on this aspirational statement when making any investment decisions. The statement is aspirational as it is contingent on potential increases in production rates, as well as potential from non-operated joint ventures and exploration programs (which are uncertain and may not be realised). The pathway is subject to the completion of technical studies to support Mineral Resource and Mineral Reserves estimates, capital allocation, regulatory approvals, market capacity and, in certain cases, the development of exploration assets, in which factors are uncertain.

2.

BHP internal analysis based on WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue, Rio Tinto and Vale), adjusted based on publicly available financial information.

3.

For CY2024, the GHG emissions intensity of our production of our commodities is estimated to rank in the first quartile for our iron ore and sitting across first and second quartiles for copper and steelmaking coal mines of global mining operations analysed by CRU. This analysis is based on CY2024 data from CRU (as CRU data is prepared on a calendar year basis) and includes CRU’s assumptions and estimates of BHP’s operations. For more information on how the GHG emission intensity for our iron ore, and copper and steelmaking coal mines has been calculated and compared refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025.

2.2 Where we operate

3. Our key differentiators

BHP is in the right commodities. We hold great resources. We operate them excellently. And we apply discipline in how we allocate capital. The combination of these factors underpins enduring value creation. They also enable our resilience through the mining cycle.

There are many factors that contribute to our business stability, each of which is vital. It’s the unique combination of these factors that sets BHP apart.

Our people

We have more than 90,000 employees and contractors globally.1 We strive to offer an engaging and supportive workplace, which empowers our people to find safer and more productive ways of working. To do this, we provide tools and opportunities in our working environment to allow our people to perform at their best. Our people are empowered daily in their work by the BHP Operating System (BOS).

Safety

BHP Operating System

BOS is our unique overarching management system that enables the right culture, routines, behaviours and leadership to deliver operating excellence and leading safety performance. It provides us with a competitive edge.

BOS drives continuous improvement through the application of BOS tools and practices. It helps strengthen our culture and enables us to set ambitious targets where our people can learn and enjoy what they are doing. It makes improvement central to everyone’s role. BOS helps us focus on leadership development, capability and engagement, and creates better-planned, more stable work processes.

Social value

We are committed to social value and the responsible provision of commodities the world needs to develop, decarbonise and digitise. Social value creates business value.

In FY2025, we continued to refine our approach to social value. We have a 2030 social value scorecard to monitor our progress. Each year since first publishing the social value scorecard in June 2022, we have reported performance against key metrics and the milestones for that year and set out new short-term milestones for the next year, to demonstrate the pathway to FY2030.

>For more information on our 2030 social value scorecard refer to OFR 9.4

Financial excellence

We use our Capital Allocation Framework (CAF) to assess the most effective and efficient way to deploy capital. Since we last revised our net debt target range in FY2022, our underlying portfolio fundamentals have improved, with materially higher copper production, improved operational stability, an industry-leading cost position at WAIO and lower unit costs at our operated copper assets leading to improved debt service capacity.

Our balance sheet remains strong, and we are putting it to work to assist in funding our suite of attractive organic growth projects while we continue to deliver attractive shareholder returns. As a result, we have increased our net debt target range to between US$10 billion and US$20 billion (from between US$ 5 billion and US$15 billion).

Our Capital Allocation Framework

Exceptional performance

Operating excellence

Enabled by BOS, operational excellence underpins strong returns and investment growth. FY2025 was a standout year for BHP, marked by record production, continued sector-leading margins and disciplined capital allocation.

We are the world’s lowest-cost major iron ore producer and have been for six years, and we have the best track record of delivering production against guidance amongst our competitors.

Operating and financial strength

The strength of our portfolio, our operating excellence and financial rigour from our disciplined application of the CAF enable us to deliver strong and consistent returns. We achieved net operating cash flow of US$18.7 billion in FY2025. Our net operating cash flow has been more than US$15 billion for all but one of the past 16 years. Over the past decade, our EBITDA margin has averaged 55 per cent and it is approximately 10 percentage points above our closest major competitor.

Project excellence

Project excellence is a major focus and we continue to build strong capability in this area. We have a disciplined approach to the execution of projects with focus on predictability and efficiency, as shown through our delivery of the South Flank mine and the Port Debottlenecking Project 1 at WAIO, and the Spence Growth Option in Chile.

Technology and innovation

In FY2025, we launched a refreshed Technology Strategy to accelerate the role of technology as a key enabler of our business. This strategy positions us to harness data, digital solutions and innovation to improve safety, enhance productivity and unlock long-term value across our global operations.

Technology supports every part of our value chain – from exploration and processing to production and logistics. We use automation, artificial intelligence (AI) and data analytics to manage risk, improve asset performance and support our decision-making. Our systems achieve critical technology service availability nearly 100 per cent of the time, supporting the safe and continuous operation of our operated assets and functions.

From a safety perspective, our strategy involves assessing new technologies, such as proximity and edge detection systems on mobile equipment and vehicles. AI is also expected to play an increasingly prominent role in our operations and business.

By improving how we use data and digital tools, we aim to shorten innovation cycles, reduce operational variability and accelerate value creation. These efforts are already delivering results in areas such as maintenance optimisation, supply chain planning and frontline safety.

Footnotes

1.

Based on a ‘point-in-time’ snapshot of employees as at 30 June 2025, including employees on extended absence. Contractor data is collected from internal organisation systems and averaged for a 10-month period, July 2024 to April 2025.

2.	Combined employee and contractor frequency per 1 million hours worked. Excludes former OZ Brazil assets.

4.  Positioning for growth

With our clear strategy and focus on creating and sustaining the right portfolio of the best assets with enhanced growth optionality, BHP is well placed to capitalise on the changes shaping our world.

Our global copper growth program

Our biggest near-term growth levers are improving productivity at our existing assets and unlocking more of their potential. We have significant opportunities in our world-leading copper portfolio. These projects have potential to enable significant total annual copper production through the 2030s.

In Chile, we have a strong pipeline of organic growth options with attractive returns across our Escondida and Pampa Norte assets, which we expect will enable copper production in Chile to average ~1.4 Mtpa through the 2030s.

In South Australia, we are assessing the pathway to deliver >500 kilotonnes per annum (ktpa) of copper production (>700 ktpa CuEq), and a strategy to deliver up to 650 ktpa copper production from the 100 per cent-owned Copper South Australia. During FY2025, we have further optimised the sequence of this growth program.

Vicuña: an exciting new venture

BHP is pleased to be partnering with Canada’s Lundin Mining in the Vicuña joint venture, an exciting new copper growth opportunity for both companies in Argentina and Chile. In January 2025, BHP and Lundin Mining formed the Vicuña joint venture to hold the combined Josemaria and Filo del Sol projects located on the Argentina-Chile border.

The joint venture will create a long-term partnership between BHP and Lundin Mining to jointly develop an emerging copper district with world-class potential. The proximity of Josemaria and Filo del Sol allows for infrastructure to be shared between the deposits, with greater economies of scale and increased optionality for staged expansions, as well as the incorporation of future exploration as the development matures.

Unlocking further iron ore growth at WAIO

WAIO has been the world’s lowest-cost major iron ore producer for the last six years. WAIO was designed with an initial capacity of 240 Mtpa (100 per cent basis). In FY2025, WAIO produced a record 290 Mt (100 per cent basis) demonstrating supply chain excellence from pit to port.

We have approved the commissioning of a sixth car dumper (CD6) and related infrastructure at Port Hedland for a total investment of ~US$0.9 billion.1 CD6 will create capacity to maintain production of >305 Mtpa (100 per cent basis) from Q4 FY2028 through a period of planned major CD renewals beginning in FY2029. It will also improve our ore blending and screening capability at the port.

Our position in potash

Potash is a fertiliser and can enable more efficient and sustainable farming. We believe potash is going to be increasingly required for agricultural use as a growing population seeks more and better food production from constrained farmable land.

We are developing what we expect will be a best-in-class new potash mine in Canada capable of generating strong cash flow through the cycle. Jansen has the potential to deliver long-term value for shareholders, local communities and First Nations, and positions BHP to be one of the leaders in the global potash industry.

>For more information refer to OFR 6.4

Creating and accelerating longer-term options

BHP Ventures

BHP Ventures is our dedicated venture capital unit. It invests in companies developing game-changing technologies with the potential to make BHP’s global operations safer, more productive and more sustainable.

Investments in FY2025 included technologies covering ore characterisation, industrial robotics and physical artificial intelligence systems, subsurface mapping and ammonia cracking for maritime decarbonisation. Further investments were made in Boston Metal and Electra, portfolio companies supporting our electrochemical reduction pathway. Through our investments, we aim to accelerate the development of technology - such as early-stage leaching technologies - to benefit not only our business and value chain, but that of our broader industry.

Think & Act Differently

Think & Act Differently is BHP’s team set up to find and accelerate leading mining technology solutions to support our ambitions to deliver commodities the world needs in new ways.

In FY2025, successful pilots were conducted for Hydrofloat and Jameson cells, both flotation technologies that could help us recover more metal from the ore we process. A flame emissions probe, which is a slag temperature and characteristic monitoring tool, was developed, seeking to improve control and enhance safety in the Olympic Dam smelter. We also trialled automated drill rigs to improve efficiency.

Collaboration with vendors also led to advancements in 3D seismic and muon tomography technologies for better ore body knowledge. Through our open innovation program, we supported 40 innovators in FY2025 providing them with mentoring, funding, data and samples to help develop options for the future.

Growth through exploration, focused on copper

Exploration

In FY2025, we continued to strengthen our exploration portfolio, focusing primarily on copper opportunities. Our efforts spanned early-stage greenfield exploration, strategic alliances and the expansion of our Xplor accelerator program.

Global greenfield exploration: expanding our footprint

Our greenfield exploration is focused on the discovery of material new copper resources. We advanced greenfield exploration activities in Australia, Botswana, Canada, Chile, Norway, Peru, Serbia, Sweden and the United States.

Copper South Australia: exploration and resource drilling

In August 2024, we announced an Inferred Mineral Resource at Oak Dam. We also had promising brownfield exploration drilling results at OD Deeps, which included intercepts exceeding 1.0 per cent copper. Exploration drilling continued throughout FY2025, targeting resource expansion and further delineation of high-grade zones.

BHP Xplor

Established in FY2023, BHP Xplor continues to serve as our accelerator for early-stage critical mineral exploration. The program offers equity-free grants of up to US$500,000 and access to BHP’s expert network, enabling selected companies to rapidly test geological concepts and mature their projects. To date, Xplor has supported 21 companies, with several companies advancing to longer-term commercial arrangements – demonstrating a clear pathway from concept to partnership.

In January 2025, we announced the largest and most geographically diverse Xplor cohort to date, chosen based on the high quality of their exploration programs, strong leadership and innovative approaches to leveraging leading-edge technologies and data. The eight selected companies span seven countries – the United States, Argentina, Canada, Saudi Arabia, Serbia, Peru and Germany – and are primarily focused on copper.

Exploration expenditure

Our total metals exploration expenditure was US$396 million in FY2025, a 13 per cent decrease on FY2024. Our resource assessment exploration expenditure decreased by 25 per cent to US$250 million, while our greenfield expenditure increased by 18 per cent to US$146 million.

For more information on our exploration expenditure refer to Additional information 3 – Financial information by commodity.

Footnote

1.	Estimated capital expenditure is BHP equity share

Chief Financial Officer’s review

Not required for US reporting.

5. Financial review

5.1 Group overview

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

>For more information refer to Financial Statements

We use various non-IFRS financial information to reflect our underlying financial performance. Non-IFRS financial information is not defined or specified under the requirements of IFRS, however is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information is consistent with how management reviews the financial performance of the Group with the Board and the investment community. OFR 13 ‘Non-IFRS financial information’ includes our non-IFRS financial information and OFR 13.1 ‘Definition and calculation of non-IFRS financial information’ outlines why we believe non-IFRS financial information is useful and the relevant calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

Summary of financial measures

Year ended 30 June US$M	2025	2024
Consolidated Income Statement (Financial Statements 1.1)
Revenue	51,262	55,658
Profit/(loss) after taxation	11,143	9,601
Profit/(loss) after taxation attributable to BHP shareholders	9,019	7,897
Dividends per ordinary share – paid during the period (US cents)	124.0	152.0
Dividends per ordinary share – determined in respect of the period (US cents)	110.0	146.0
Basic earnings/(loss) per ordinary share (US cents)	177.8	155.8

Consolidated Balance Sheet (Financial Statements 1.3)
Total assets	108,790	102,362
Net assets	52,218	49,120

Consolidated Cash Flow Statement (Financial Statements 1.4)
Net operating cash flows	18,692	20,665
Capital and exploration and evaluation expenditure	9,794	9,273

Other financial information (OFR 13)
Net debt	12,924	9,120
Underlying attributable profit	10,157	13,660
Underlying EBITDA	25,978	29,016
Underlying basic earnings per share (US cents)	200.2	269.5
Underlying return on capital employed (per cent)	20.6	27.2

5.2  Key performance indicators

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

Reconciling our financial results to our key performance indicators

	Profit			Earnings		Cash		Returns

			US$M		US$M		US$M			US$M

Measure	Profit after taxation		11,143	Profit after taxation	11,143	Net operating cash flows	18,692	Profit after taxation		11,143

Made up of	Profit after taxation	Profit after taxation	Cash generated by the Group’s
consolidated operations, after
dividends received, interest,
proceeds and settlements of cash
management related instruments,
taxation and royalty-related
taxation. It excludes cash flows
relating to investing and financing
						activities.		Profit after taxation

Adjusted for	Exceptional items before taxation	1,234		Exceptional items before taxation	1,234			Exceptional items after taxation		1,138

	Tax effect of exceptional items	(96)		Tax effect of exceptional items	(96)			Net finance costs excluding exceptional items		653

	Exceptional items after tax attributable to non-controlling interests	–		Depreciation and amortisation excluding exceptional items	5,540			Income tax expense on net finance costs		(224)

	Exceptional items attributable to BHP shareholders		1,138	Impairments of property, plant and equipment, financial assets and intangibles excluding exceptional items	198			Profit after taxation excluding net finance costs and exceptional items		12,710

	Profit after taxation attributable to non-controlling interests		(2,124)	Net finance costs excluding exceptional items	653			Net assets at the beginning of the period	49,120

				Taxation expense excluding exceptional items	7,306			Net debt at the beginning of the period	9,120

								Capital employed at the beginning of the period		58,240

								Net assets at the end of the period	52,218

								Net debt at the end of the period	12,924

								Capital employed at the end of the period		65,142

								Average capital employed		61,691

To reach our KPIs	Underlying attributable profit		10,157	Underlying EBITDA	25,978	Net operating cash flows	18,692	Underlying return on capital employed	20.6%

Why do we use it?	Underlying attributable profit allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying EBITDA is used to
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
employed is an indicator of the
Group’s capital efficiency. It is
provided on an underlying basis to
allow comparability of underlying
financial performance by excluding
								the impacts of exceptional items.

5.3 Financial results

The following table provides more information on the revenue and expenses of the Group in FY2025.

Year ended 30 June	2025 US$M	2024 US$M	2023 US$M
Revenue[1]	51,262	55,658	53,817
Other income	368	1,285	394
Expenses excluding net finance costs	(32,319)	(36,750)	(31,873)
Profit/(loss) from equity accounted investments, related impairments and expenses	153	(2,656)	594

Profit from operations	19,464	17,537	22,932

Net finance costs	(1,111)	(1,489)	(1,531)
Total taxation expense	(7,210)	(6,447)	(7,077)

Profit after taxation	11,143	9,601	14,324

Attributable to non-controlling interests	2,124	1,704	1,403
Attributable to BHP shareholders	9,019	7,897	12,921

1.	Includes the sale of third-party products.

Profit after taxation attributable to BHP shareholders of US$9.0 billion includes an exceptional loss of US$1.1 billion (after tax) and compares to US$7.9 billion in FY2024 which included an exceptional loss of US$5.8 billion (after tax). The FY2025 exceptional loss comprises US$0.9 billion (after tax) relating to Samarco dam failure impacts and US$0.2 billion (after tax) costs associated with the transition of Western Australia Nickel (WAN) into temporary suspension. The FY2024 exceptional loss included US$3.8 billion (after tax) relating to Samarco dam failure impacts, US$2.7 billion (after tax) impairment in relation to WAN assets, partially offset by US$0.7 billion (after tax) gain on divestment of the Blackwater and Daunia mines.

>For more information on Exceptional items refer to Financial Statements note 3 ‘Exceptional items’

Revenue of US$51.3 billion decreased by US$4.4 billion, or 8 per cent from FY2024. This decrease was mainly due to lower average realised prices for iron ore and coal combined with the transition of WAN into temporary suspension in December 2024 and the divestment of Blackwater and Daunia in April 2024. The decrease was partially offset by higher average realised prices for copper combined with higher copper sales volumes.

Higher sales volumes were driven by record copper production primarily due to Escondida higher concentrator feed grade and throughput due to operational improvements, mine sequencing and productive movement and record production at Spence from improved operating performance. Although WAIO also achieved a production record, sales volumes were lower due to increased weather impacts from Tropical Cyclone Zelia and Tropical Storm Sean.

>For information on our average realised prices and production of our commodities refer to OFR 12

Other income of US$0.4 billion decreased by US$0.9 billion, or 71 per cent from FY2024 largely reflecting the exceptional US$0.9 billion (before tax) gain on divestment of Blackwater and Daunia recognised in FY2024.

Total expenses excluding net finance costs of US$32.3 billion decreased by US$4.4 billion, or 12 per cent from FY2024. This primarily reflected the prior period impact of the US$3.8 billion (before tax) impairment of WAN assets combined with lower government royalties of US$1.0 billion in the current year due to lower realised iron ore and coal prices. Raw materials and consumables costs decreased by US$0.6 billion, mainly due to the transition of WAN into temporary suspension in December 2024 and the divestment of Blackwater and Daunia in April 2024. These were partially offset by net inventory movements of US$0.7 billion across the Group and higher wages and salaries of US$0.4 billion primarily due to inflation.

Profit from equity accounted investments, related impairments and expenses of US$0.2 billion increased by US$2.8 billion from a loss of US$2.7 billion in FY2024 predominantly due to Samarco dam failure impacts in the prior period.

>For more information on the total impact of the Samarco dam failure provision and impairment charges connected with equity accounted investments refer to Financial Statements note 3 ‘Exceptional items’ and Financial Statements note 13 ‘Impairment of non-current assets’ respectively

Net finance costs of US$1.1 billion decreased by US$0.4 billion, or 25 per cent, from FY2024 primarily reflecting the impact of lower interest rates on the unwind of discounting on provisions combined with higher capitalised interest, mainly in relation to Potash projects.

>For more information on net finance costs refer to Financial Statements note 23 ‘Net finance costs’

Total taxation expense of US$7.2 billion increased by US$0.8 billion, or 12 per cent from FY2024 primarily due to the non-recurrence of a tax benefit of US$1.1 billion in relation to the impairment of WAN assets recognised in the prior period, the impact of a full year of higher Chilean mining taxes (effective 1 January 2024) and also higher tax in line with higher Chilean profits.

>For more information on income tax expense refer to Financial Statements note 6 ‘Income tax expense’

Principal factors that affect Underlying EBITDA

The following table and commentary describe the impact of the principal factors1 that affected Underlying EBITDA for FY2025 compared with FY2024.

	US$M
Year ended 30 June 2024	29,016
Net price impact:
Change in sales prices	(4,580)	Lower average realised prices for iron ore and coal, partially offset by higher average realised prices for copper.

Price-linked costs	875	Lower iron ore and coal royalties in line with lower prices.
	(3,705)
Change in volumes	2,215

Record copper production primarily due to Escondida higher concentrator feed grade and throughput due to operational improvements, mine sequencing and productive movement and record production at Spence from improved operating performance, partially offset by Copper SA slightly lower production volumes due to a weather-related power outage in Q2 FY2025. Copper SA sales volumes were slightly higher due to inventory drawdown.

Record WAIO production despite sales volumes being lower due to increased weather impacts from Tropical Cyclone Zelia and Tropical Storm Sean, and planned Rail Technology Programme tie-ins.

BMA strong performance, supported by improved truck productivity and inventory drawdown, helped mitigate wet weather and geotechnical challenges.

Change in controllable cash costs:
Operating cash costs	(893)

Higher costs at Escondida driven by one-off labour-related costs combined with higher operational and maintenance contractor costs to support higher material movement. Spence and Copper SA were higher due to finished goods inventory drawdowns.

WAIO higher costs reflected additional planned shutdowns and to support higher material movement, partly offset by favourable inventory movements.

BMA and NSWEC were higher due to inventory drawdowns to mitigate the impacts of wet weather, geotechnical conditions, and reduced truck availability, respectively.

Exploration and business development	(60)
	(953)
Change in other costs:
Exchange rates	354	Impact of movements in the Australian dollar and Chilean peso against the US dollar.

Inflation on costs	(538)	Impact of inflation on the Group’s cost base.

Fuel, energy, and consumable price movements	148	Predominantly lower diesel prices, partially offset by higher electricity and explosives prices.

Non-cash	392	Higher stripping capitalisation primarily at Escondida reflecting phase of mine plan.

One-off items
	356
Change in other:

Asset sales	(40)

Ceased and sold operations	(722)	Contribution from the Blackwater and Daunia mines prior to divestment in FY2024 and the transition of WAN into temporary suspension in December 2024.

Other	(189)	Includes higher rehabilitation costs reflecting increase in provision for certain contaminated sites.
Year ended 30 June 2025	25,978

1.	For information on the method of calculation of the principal factors that affect Underlying EBITDA refer to OFR 13.2.

Cash flow

The following table provides a summary of the Consolidated Cash Flow Statement contained in Financial Statements 1.4, excluding the impact of foreign currency exchange rate changes on cash and cash equivalents.

Year ended 30 June	2025 US$M	2024 US$M	2023 US$M
Net operating cash flows	18,692	20,665	18,701
Net investing cash flows	(13,350)	(8,762)	(13,065)
Net financing cash flows	(5,971)	(11,669)	(10,315)
Net (decrease)/increase in cash and cash equivalents	(629)	234	(4,679)

Net operating cash inflows of US$18.7 billion decreased by US$2.0 billion. This is primarily due to lower average realised prices, inflationary impacts on the Group’s cost base, and inventory movements, partially offset by record copper production and favourable foreign exchange movements.

Net investing cash outflows of US$13.4 billion increased by US$4.6 billion. This increase primarily reflects the US$2.1 billion to acquire a 50 per cent share in the Vicuña joint venture, US$1.1 billion of higher payments made in relation to Samarco, including settlement obligations, higher capital expenditure of US$0.6 billion, combined with non-recurrence of US$0.8 billion proceeds related to the divestment of Blackwater and Daunia received in FY2024.

>For more information on the Samarco ratification agreement and the acquisition of Filo Corp refer to Financial Statements note 4 ‘Significant events – Samarco dam failure’ and note 29 ‘Investments accounted for using the equity method’ respectively

Net financing cash outflows of US$6.0 billion decreased by US$5.7 billion, reflecting lower repayments of interest bearing liabilities of US$5.7 billion mainly from the non-recurrence of the repayment of the OZL acquisition facility of US$5.0 billion in FY2024 and lower bond repayments in the current period. Lower dividends paid to BHP shareholders of US$1.3 billion were largely offset by lower proceeds from interest bearing liabilities of US$1.0 billion.

>For more information refer to Financial Statements note 21 ‘Net debt’

Underlying return on capital employed (ROCE) of 20.6 per cent decreased by 6.6 percentage points (FY2024: 1.6 percentage point decrease) primarily due to the decrease in profit after taxation excluding net finance costs and exceptional items of US$3.3 billion combined with higher average capital employed reflecting the impact of the acquisition of a 50 per cent share in the Vicuña joint venture in FY2025 and the increase to the Samarco provision in FY2024.

>For more information on ROCE refer to OFR 13

The comparisons for the year ended 30 June 2024 to 30 June 2023 in connection with Financial results, Principal factors that affect Underlying EBITDA and Cash flow have been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2024, filed on 30 August 2024.

5.4 Debt and sources of liquidity

Our policies on debt and liquidity management have the following objectives:

•	a strong balance sheet through the cycle

•	diversification of funding sources

•	maintain borrowings and excess cash predominantly in US dollars

Interest bearing liabilities, net debt and gearing

At the end of FY2025, Interest bearing liabilities were US$24.5 billion (FY2024: US$20.7 billion) and Cash and cash equivalents were US$11.9 billion (FY2024: US$12.5 billion). This resulted in Net debt of US$12.9 billion, which represented an increase of US$3.8 billion compared with the Net debt position at 30 June 2024. The increase is primarily due to US$18.7 billion operating cash flows generated being more than offset by US$9.8 billion of capital and exploration expenditure, US$2.1 billion acquisition of a 50 per cent share in the Vicuña joint venture, US$1.8 billion of Samarco settlement obligation payments and dividend payments of US$8.3 billion. Gearing, which is the ratio of Net debt to Net debt plus Net assets, was 19.8 per cent at 30 June 2025, compared with 15.7 per cent at 30 June 2024.

>For more information on Net debt and gearing refer to Financial Statements note 21 ‘Net debt’ and OFR 13

During FY2025, gross debt increased by US$3.8 billion to US$24.5 billion as at 30 June 2025. The increase reflects the issuance of US$3.0 billion US bonds in February 2025 and entering a US$1.0 billion three-year loan in December 2024.

At the subsidiary level, Escondida repaid US$40 million of debt and received proceeds from debt of US$150 million in the period.

Funding sources

In February 2025, the Group issued three tranches of USD bonds totalling US$3.0 billion and comprising US$1.0 billion 5.00 per cent bonds due CY2030, US$750 million 5.125 per cent bonds due CY2032 and US$1.25 billion 5.30 per cent bonds due CY2035. The USD bonds were issued by BHP Billiton Finance (USA) Limited, a wholly-owned finance subsidiary of BHP Group Limited, and are fully and unconditionally guaranteed by BHP Group Limited.

In December 2024, the Group entered a US$1.0 billion three-year term loan. The borrower is BHP Billiton Finance Limited, a wholly-owned finance subsidiary of BHP Group Limited, and is fully and unconditionally guaranteed by BHP Group Limited.

Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, but this would be considered normal for such facilities.

In addition to the Group’s uncommitted debt issuance programs, we hold the following committed standby facility:

	Facility available 2025 US$M	Drawn 2025 US$M	Undrawn 2025 US$M	Facility available 2024 US$M	Drawn 2024 US$M	Undrawn 2024 US$M
Revolving credit facility[1]	5,500	–	5,500	5,500	–	5,500

Total financing facility	5,500	–	5,500	5,500	–	5,500

1.

The facility was refinanced on 10 July 2025, and has a five-year maturity, with two one-year extension options. The Group’s committed US$5.5 billion revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2025, US$ nil commercial paper was drawn (FY2024: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2024: US$5.5 billion). A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

>For more information on the maturity profile of our debt obligations and details of our standby and support agreements refer to Financial Statements note 24 ‘Financial risk management’

>Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2025 is provided in Financial Statements note 11 ‘Property, plant and equipment’, Financial Statements note 22 ‘Leases’ and Financial Statements note 32 ‘Contingent liabilities’, respectively

In our opinion, working capital is sufficient for our present requirements. The Group’s Moody’s credit rating has remained at A1/P-1 outlook stable (long-term/short-term). The Group’s Fitch credit rating has remained at A/F1 outlook stable (long-term/short-term). Credit ratings are forward-looking opinions on credit risk. Moody’s and Fitch’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

The following table expands on the net debt, to provide more information on the cash and non-cash movements in FY2025.

Year ended 30 June	2025 US$M	2024 US$M
Net debt at the beginning of the period	(9,120)	(11,166)

Net operating cash flows	18,692	20,665
Net investing cash flows	(13,350)	(8,762)
Net financing cash flows	(5,971)	(11,669)

Net (decrease)/increase in cash and cash equivalents	(629)	234

Carrying value of interest bearing liability net (proceeds)/repayments	(2,454)	2,236

Carrying value of debt related instruments settlements	147	321

Carrying value of cash management related instruments proceeds	(195)	(361)

Fair value change on hedged loans[1]	(263)	214
Fair value change on hedged derivatives[1]	290	(188)
Foreign currency exchange rate changes on cash and cash equivalents	24	(159)
Lease additions (excluding leases associated with index-linked freight contracts)	(547)	(429)
Divestment of subsidiaries and operations	–	60
Other	(177)	118

Non-cash movements	(673)	(384)

Net debt at the end of the period	(12,924)	(9,120)

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

Dividends

Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for the second half of FY2025 was US$0.50 per share. The Board determined to pay an additional amount of US$0.10 per share, taking the final dividend to US$0.60 per share (US$3.0 billion). In total, cash dividends of US$5.6 billion (US$1.10 per share) have been determined for FY2025.

The comparison for the year ended 30 June 2024 to 30 June 2023 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2024, filed on 30 August 2024.

6. Our assets

6.1 Copper

Escondida

Overview

Escondida (BHP ownership: 57.5 per cent), located in the Atacama Desert in northern Chile, is a leading producer of copper concentrate and cathodes, with by-products including gold and silver.

Escondida’s two open-cut pits feed three concentrator plants, as well as two leaching operations.

Key developments in FY2025

Escondida achieved its highest production in 17 years, increasing 16 per cent year-on-year due to record concentrator throughput, improved recoveries, higher concentrator feed grade of 1.02 per cent (FY2024: 0.88 per cent) and the Full SaL leaching project, which achieved first production in Q4 FY2025. Escondida Norte pit achieved the first full autonomous haulage in FY2025 with 33 trucks operating at the end of June 2025.

Escondida successfully completed negotiations for a new collective agreement with the Union N°1 of Operators and Maintainers, effective for 36 months from 2 August 2024; the associated industrial action prior to the finalisation of negotiations did not have a material impact on production during Q1 as a result of mitigating actions taken by management, including mine resequencing and prioritisation of ore movement. Escondida also completed negotiations with the Union N°3 of Operators and Maintainers, effective for 36 months from 20 December 2024.

Full SaL, a BHP-designed leaching technology, delivered first production during FY2025. We expect it to produce ~410 kt in copper cathodes at Escondida over a 10-year period through improved recoveries and shorter leach cycle times.

In November 2024, we outlined our attractive Escondida Growth Program at our Chilean copper site tour, with low capital intensity options in both concentrator and leaching pathways. Since then, we have identified several positive initiatives to improve the capital efficiency, production profile and value of the Escondida growth program. Near term these include several low capital intensity initiatives that can be executed immediately across the Laguna Seca concentrators; while we also plan to extend the life of the Los Colorados concentrator by ~6–12 months and, in parallel, optimise the demolition process to allow earlier access to high grade PL2 zone ore to offset the impact of this extension.

Our permitting strategy has progressed as expected and the first permit submitted in March 2025 will enable critical works to achieve our optimised production plan. Permitting for the new concentrator is under preparation and will be submitted by the end of FY2026.

We continue to study various leaching technologies, with each at different stages of evaluation.

Production for FY2026 is expected to be between 1,150 and 1,250 kt. Concentrator feed grade for FY2026 is expected to be lower than FY2025 at approximately 0.85 per cent.

Pampa Norte

Overview

Pampa Norte (BHP ownership: 100 per cent) consists of two assets in the Atacama Desert in northern Chile – Spence and Cerro Colorado. Both are open-cut mines. Spence produces copper cathodes and copper concentrate, with by-products including gold, silver and molybdenum.

Cerro Colorado produced copper cathodes up until the asset entered temporary care and maintenance in December 2023.

Key developments in FY2025

Spence copper production increased 5 per cent to a record 268 kt due to improved stacked feed grade. Concentrator throughput, feed grade and recovery were broadly in line with the prior period.

Production at Spence for FY2026 is expected to be between 230 and 250 kt due to expected lower concentrator feed grades and increased volume of transitional ore processed.

Cerro Colorado transitioned to temporary care and maintenance in December 2023 and we are continuing to study the application of BHP’s SaL 1 leaching technology to potentially restart of operations in the future.

Copper South Australia

Overview

Copper South Australia (BHP ownership: 100 per cent) comprises the Olympic Dam, Carrapateena and Prominent Hill underground mining and surface operations, as well as the Oak Dam exploration project, and is located within South Australia’s Gawler Craton, one of the world’s most significant copper, gold, silver and uranium oxide basins.

Carrapateena and Prominent Hill use underground mining and surface grinding and concentrating methods to produce copper concentrate, which also contains gold and silver by-products. Located nearby is the Olympic Dam mine and integrated crushing, grinding, concentrating, smelting and refining operations which produces copper cathode, gold and silver bullion, and uranium oxide concentrate.

The Oak Dam Project is a greenfield copper, gold, silver, and uranium deposit located in close proximity to the Carrapateena and Olympic Dam operations.

The commodities produced by Copper South Australia are transported by road, rail and plane to our domestic customers and exported via the Adelaide and Whyalla ports to our global customers.

Key developments in FY2025

Copper South Australia achieved production of 316 kilotonnes (kt) of payable copper (322 kt FY2024), gold production of 361 thousand troy ounces (ktoz) (370 ktoz FY2024) and 3.2 kt of uranium (3.6 kt FY2024). Production was impacted by a significant two-week weather-related power outage in Q2 FY2025. Safe and stable ramp up after the outage was successfully achieved, delivering record H2 copper production and record full-year concentrate smelted, supported by 12.0 kt copper contained (12.6 kt FY2024) of concentrate transfers from Prominent Hill and Carrapateena. Carrapateena achieved higher productivity from the sub-level cave, resulting in strong annual copper production and record gold production of 99 ktoz (91 ktoz FY2024). Hydrofloat technology was commissioned in Q4 and is a key enabler to uplifting processing throughput rates up to 7 Mtpa of mined ore.

At Olympic Dam, an investment of ~US$200 million in underground development was approved for the Southern Mine Area, with this new decline expected to unlock up to 2.5 Mtpa of additional vertical capacity, with completion expected in FY2028. The Prominent Hill Operations Expansion (PHOX) project reached a key milestone in Q4, with the completion of the Wira Shaft sink. The project is expected to extend the mine life to at least 2040 and is on track to come online in the second half of FY2027.

Copper South Australia has entered contracts with Aurizon to deliver an integrated rail, road, and port logistics solution, transitioning the transport of copper concentrate and cathode from Olympic Dam, Carrapateena, and Prominent Hill to rail between Pimba and Port Adelaide. The initiative is expected to remove over 11,000 truck movements annually – reducing road safety risks and enable substantial long-term value to be unlocked for Copper South Australia.

At Oak Dam, exploration activities advanced as we continued to progress government, heritage and regulatory approvals for the commencement of twin underground access declines. A significant milestone was achieved with the signing of the Oak Dam Retention Lease Project Indigenous Land Use Agreement for Advanced Exploration with the Kokatha people.

Production at Copper South Australia for FY2026 is expected to be between 310 and 340 kt, driven primarily by improved operational stability at Olympic Dam, following the weather-related power outage in FY2025.

Carajás

On 15 August 2025, the Group entered into a binding agreement for the divestment of the Carajás assets in Brazil to a wholly-owned subsidiary of CoreX Holding for total consideration of up to US$465 million. Subject to the satisfaction of customary closing conditions (including regulatory approvals), the transaction is expected to complete in early CY2026.

Non-operated minerals joint ventures

Antamina

Overview

Antamina (BHP ownership: 33.75 per cent), located in north central Peru, is a large, low-cost, open-cut copper and zinc mine with by-products including molybdenum and silver. Antamina is operated independently by Compañía Minera Antamina S.A.

Key developments in FY2025

At Antamina, copper production decreased 17 per cent to 119 kt reflecting lower concentrator throughput and a decline in feed grade. Zinc production was 5 per cent higher at 109 kt, as a result of higher zinc feed grade.

For FY2026, Antamina copper production is expected to increase to between 120 and 140 kt, and zinc production is expected to be between 90 and 110 kt.

Resolution Copper

Overview

Resolution Copper (BHP ownership: 45 per cent), located in the US state of Arizona, is one of the largest undeveloped copper projects in the world and has the potential to become one of the largest copper producers in North America. Resolution Copper is operated by Rio Tinto (55 per cent ownership).

Key developments in FY2025

In FY2025, Resolution Copper progressed engineering and permitting activities. In June 2025, the US Forest Service republished the Final Environmental Impact Statement (FEIS), a prerequisite for the land exchange (LEX) with the US Government, to secure land critical for the project. The FEIS and LEX remain under ongoing litigation. Resolution Copper remains committed to engaging with Native American Tribes and other stakeholders to create shared value and long-term benefits.

Vicuña

Overview

Vicuña (BHP ownership: 50 per cent) is advancing the Josemaria and Filo del Sol deposits located along the border of San Juan Province, Argentina and the Atacama region of Chile. Vicuña is independently operated by Vicuña Corp.

Key developments in FY2025

During FY2025, BHP and Lundin Mining completed the acquisition of Filo Corp., a Toronto Stock Exchange-listed company that owned 100 per cent of the Filo del Sol deposit. BHP and Lundin Mining have also formed the Canadian-incorporated joint venture company, Vicuña Corp. to hold the Josemaria and the Filo del Sol copper deposits. BHP Canada and Lundin Mining each hold a 50 per cent interest in the Vicuña joint venture.

Prior to completion of the transaction, Lundin Mining owned 100 per cent of the Josemaria deposit. At completion, BHP Canada acquired a 50 per cent interest in the Josemaria copper deposit from Lundin Mining. BHP Canada and Lundin Mining then contributed their respective 50 per cent interests in Filo Corp. and the Josemaria deposit into the Joint Venture. As part of the transaction, BHP paid a cash payment to Lundin Mining for its effective 50 per cent interest in the Josemaria deposit.

This is the first year BHP has included the Josemaria and Filo del Sol deposits in the Annual Report. An integrated technical report for the combined project is expected in Q1 CY2026. Vicuña has until July 2026 to submit its Inventive Regime for Large Investments (RIGI) application which, if approved, is expected to be beneficial to the economics of the project.

6.2 Iron ore

Western Australia Iron Ore

Overview

Western Australia Iron Ore (WAIO) (BHP ownership: 85 per cent for the four main joint ventures (JVs): Mt Newman JV, Yandi JV, Mt Goldsworthy JV and Jimblebar JV (the JVs are unincorporated, except Jimblebar JV); 65 per cent for POSMAC, which sells its ore to Mt Goldsworthy JV) is an integrated system of four processing hubs and five open-cut operational mines in the Pilbara region of northern Western Australia. It owns and operates more than 1,000 kilometres of rail infrastructure and two port facilities.

WAIO’s ore reserves are developed through integrated mining hubs connected to the mines and satellite orebodies by conveyors or spur lines. This approach seeks to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for several orebodies.

Ore is crushed, beneficiated (where necessary) and blended at the processing hubs – Mt Newman operations (which has our beneficiation plant), Yandi, Mining Area C (our largest operating iron ore hub processing ore from Area C and South Flank) and Jimblebar – to create lump and fines products. These products are then transported along the Port Hedland–Mt Newman rail line to the Finucane Island and Nelson Point port facilities at Port Hedland.

Key developments in FY2025

WAIO delivered another full-year record production of 257 million tonnes (Mt) (255 Mt FY2024) or 290 Mt (287 Mt FY2024) on a 100 per cent basis, and record shipments. This reflects supply chain excellence with record productive movement, in addition to improved rail cycle times, and enhanced car dumper and ship loader performance unlocked by the Port Debottlenecking Project 1 (PDP1). South Flank exceeded nameplate capacity of 80 million tonnes per annum (Mtpa) (100 per cent basis) in its first year following ramp up, contributing to record Ore for Rail volumes from the Central Pilbara Hub (South Flank and Mining Area C).

The record production was delivered despite the impact of Tropical Cyclone Zelia and Tropical Storm Sean, and the planned increase in tie-in activity of the multi-year Rail Technology Programme (RTP1).

In August 2025, BHP approved the commissioning of a sixth car dumper (CD6) and related infrastructure at Port Hedland for a total investment of ~US$0.9 billion.1 CD6 will create capacity to maintain production of >305 Mtpa (100 per cent basis) from Q4 FY2028 through a period of planned major car dumper renewals beginning FY2029. It will also improve our ore blending and screening capability at the port.

In FY2025, WAIO achieved another record spend with Traditional Owners and Indigenous businesses representing a 14 per cent increase on the previous year to over A$500 million, of which more than A$300 million was spent with 67 Traditional Owner businesses.

Production for FY2026 is expected to be between 251 and 262 Mt (284 and 296 Mt on a 100 per cent basis), incorporating the planned rebuild of Car Dumper 3 in the first half of FY2026 and the ongoing tie-in activities for RTP1.

Non-operated joint venture

Samarco

Overview

Samarco (BHP ownership: 50 per cent) comprises an open-cut mine and three concentrators located in the Brazilian state of Minas Gerais, and four pellet plants and a port located in Anchieta in the state of Espírito Santo. Three 400-kilometre pipelines connect the mine site to the pelletising facilities. Samarco is operated independently by Samarco Mineração S.A. Samarco’s main product is iron ore pellets, which are independently marketed by Samarco and sold to customers around the world.

Samarco’s operations were suspended in November 2015 after the Fundão dam failure. Since resuming operations in December 2020, Samarco has adopted enhanced tailings management practices, enabling operations without the use of a conventional tailings dam. Samarco has pursued a safe and sustainable gradual restart of operations through three phases. Two of these phases have been successfully completed, and in May 2025 Samarco achieved full phase two ramp up (latent pelletising plant and second concentrator), reaching 60 per cent of its total 26 Mtpa (100 per cent basis) production capacity. The third and final phase, still subject to investment decision, would see operations achieving 100 per cent by FY2029.

Key developments in FY2025

Samarco increased iron ore pellets and ore fines production in FY2025 by 34 per cent to 6.3Mt (BHP share) following the ramp up of the second concentrator. FY2026 production is expected to increase to between 7.0 and 7.5 Mt with the second concentrator now online, somewhat offset by planned maintenance expected during the financial year.

1.	Estimated capital expenditure is BHP equity share

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

>For more information on the Fundão dam failure and the response refer to OFR 10

6.3 Coal

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

Based on customer requirements, coal from different coal seams is blended as raw components to meet required quality specifications then washed at our processing plants on site at Goonyella Riverside (which processes coal extracted from Broadmeadow underground, as well as the Goonyella Riverside open cut), Saraji, Peak Downs and Caval Ridge Mines. The product is then transported via rail to Hay Point Coal Terminal where further blending can take place depending on both customer and operational requirements.

Key developments in FY2025

BMA production increased 5 per cent (excluding the contribution of Blackwater and Daunia in FY2024), and raw coal inventory levels increased 12 per cent. The strong performance was underpinned by improved truck productivity and led to increased production across all open-cut mines. Our focus on rebuilding raw coal inventory enabled us to stabilise operating performance across the asset and increase production despite the geotechnical challenges at Broadmeadow and a 36 per cent year-on-year increase in rainfall.

In July 2024, the Barada Barna Aboriginal Corporation (BBAC), on behalf of the Barada Barna people, entered into a project-wide Native Title Agreement with BMA for its operations in the Bowen Basin, including Broadmeadow, Caval Ridge, Goonyella Riverside, Peak Downs, and Saraji mines. This Agreement sets a new path forward in the relationship between BMA and the Barada Barna people and will provide intergenerational benefit to the Traditional Owners of the land where BMA operates.

Production for FY2026 is expected to increase to between 18 and 20 Mt (36 and 40 Mt on a 100 per cent basis), weighted to the second half. We expect the inventory rebuild to continue into CY2027.

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

In FY2022, we announced we would retain NSWEC in our portfolio, seek the relevant approvals to continue mining beyond the consent that was due to expire at the end of FY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030. Continuation of mining to the end of FY2030 is intended to provide the time to work with our people and the local community on an equitable change and transition approach as well as the time needed to deal with land and tenure BHP will no longer require. It also allows time to plan and execute the necessary works to deliver a positive legacy from BHP mining in the Hunter Valley, which includes balancing business, community and regulatory needs and expectations.

Key developments in FY2025

NSWEC FY2025 production of 15.04 Mt exceeded the top end of the external guidance range of 13–15Mt, assisted by achieving record annual feed volumes through the coal handling preparation plant. FY2025 production decreased slightly from the prior year as a result of increased wet weather impacting truck productivity, as well as a higher proportion of washed coal and reduced truck availability in Q1. This was partially offset by a drawdown of inventory.

In FY2025, BHP received approval from the New South Wales Government to extend mining activities at Mt Arthur Coal for an additional four years, from July 2026 to June 2030. BHP has committed to a A$30 million community fund to help support the Upper Hunter prepare for 2030 and beyond. The fund will be delivered in partnership with the community through a shared decision-making model and will prioritise job creation, industry diversification and economic empowerment. BHP has also entered into an agreement with renewable energy and infrastructure company ACCIONA Energía to explore the potential development of a pumped hydro energy storage project, which would be located in part of the Mt Arthur Coal operation.

Production at NSWEC for FY2026 is expected to be between 14 and 16 Mt.

6.4 Potash

Jansen potash project

Overview

The Jansen potash project (BHP ownership: 100 per cent) is located about 140 kilometres east of Saskatoon, Canada.

Jansen’s large resource provides the opportunity to develop the project in stages, with Jansen Stage 1 (JS1) expected to produce approximately 4.15 Mt of potash per annum on completion and first production is estimated in mid CY2027. Approval of the 4.36 Mtpa Jansen Stage 2 (JS2) has increased planned production to approximately 8.5 Mtpa, with further brownfield expansions up to 8 Mtpa (approximately 4 Mtpa per stage).

BHP holds mineral leases covering around 9,600 square kilometres in the Saskatchewan potash basin.

Key developments in FY2025

JS1 was 68 per cent complete as at 30 June 2025. During FY2025, we safely completed the underground lateral connection between our two vertical shafts. On surface, we progressed structural, mechanical and electrical activities for the mill areas, and received the first delivery of railcars at site.

We estimate capital expenditure for JS1 to increase from US$5.7 billion to be in the range of US$7.0 billion–US$7.4 billion (including contingencies) and first production to revert to the original schedule of mid-CY2027. The estimated cost increase is driven by inflationary and real cost escalation pressures, design development and scope changes, and our current assessment of lower productivity outcomes over the construction period. We expect to update the market on JS1’s timing and optimised capital expenditure estimate in the second half of FY2026.

JS2 was 11 per cent complete as at 30 June 2025. Progress in FY2025 was driven by engineering, procurement activities, and civil works.

We have decided to extend the execution of JS2 by two years, shifting first production from FY2029 to FY2031, as part of our regular review of capex sequencing under the Capital Allocation Framework.

JS2’s capital expenditure remains under review and we expect to update the market on JS2’s optimised capital expenditure estimate in the second half of FY2026.

6.5 Nickel

Western Australia Nickel

Overview

Western Australia Nickel (BHP ownership: 100 per cent), which comprises Nickel West and the West Musgrave project, transitioned into temporary suspension at the end of the first half of FY2025. The decision to temporarily suspend Western Australia Nickel, announced on 11 July 2024, follows oversupply in the global nickel market.

Western Australia Nickel holds the majority of tenements hosting nickel sulphide mineral resources in the Agnew-Wiluna belt, Western Australia. The Nickel West asset consists of open-cut and underground mines, concentrators, and a smelter and refinery for downstream processing. The West Musgrave project is a greenfield nickel and copper project located on Ngaanyatjarra Country in the West Musgrave Ranges of Western Australia. Project construction has been temporarily suspended at 30 per cent completion.

Key developments in FY2025

Western Australia Nickel experienced strong production performance prior to temporary suspension of operations, supplemented by a drawdown of inventory stocks across the value chain, to achieve production of 30 kilotonnes (kt) of nickel.

We intend to review the decision to temporarily suspend Western Australia Nickel by February 2027. As part of this review, BHP is assessing the potential divestment of the Western Australia Nickel assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure. During the review process, BHP is committed to supporting the workforce with a people-first approach; ensuring the ongoing safety and integrity of the mines and related infrastructure; working closely with Traditional Owners, governments and suppliers, and investing in local communities via the A$20 million Community Fund established in 2024; and investing in exploration to extend the resource life of Western Australia Nickel and preserve optionality.

Kabanga nickel project

Following the end of the financial year, on 18 July 2025 BHP exited its 17 per cent interest in Kabanga Nickel Limited, the majority owner of the Kabanga nickel project in Tanzania

6.6 Commercial

BHP’s Commercial function seeks to maximise commercial and social value while minimising costs across the end-to-end supply chain. The function is organised around core activities in our value chain.

Sales and Marketing

The Sales and Marketing team connects BHP to the market through commercial expertise, sales and operations planning, customer insights, placement strategy and proactive risk management. It presents a single face to market across multiple assets, with a view to realising maximum value and supporting sustainability initiatives in our value chain.

Maritime and Supply Chain Excellence

The Maritime and Supply Chain Excellence team manages BHP’s enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP’s inbound and outbound supply chain needs. It enables the effective operation of BHP’s supply chain through sourcing cost-efficient marine freight for BHP’s commodities and international inbound cargo. It’s a member of the global maritime ecosystem and partners with other industry participants to seek to uplift overall safety standards in the industry, promote seafarer welfare and support GHG emissions intensity reduction initiatives. It manages BHP’s supply chain risk. It vets the safety performance of the ships loading BHP cargo and partners with reliable vessel owners with excellent operational, safety and crew welfare standards.

Procurement

Our global Procurement team plays a critical role in connecting our operated assets, projects and functions with the suppliers that help enable safe, efficient and reliable operations. We partner strategically across our supply chain to optimise performance, reduce operating costs, manage risk and generate long-term value. Through collaboration and innovation, we support BHP’s sustainability objectives, including the reduction of GHG emissions, and we are committed to fostering enduring relationships with both global suppliers and local businesses in the communities where we operate.

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

Risk, Governance and Analytics

The role of our Risk, Governance and Analytics team is to provide oversight of material risks, manage commodity price risk and counterparty risk, and optimise value for Commercial through insights, data analytics and solutions. This enables functional integrity and protection of BHP’s licence to operate.

Global Business Services

The Global Business Services team integrates repeatable process activity across the Group into a single shared services operation. With the BHP Operating System and digital process transformation capabilities at its core, the team has the mandate to aggregate, operate and improve end-to-end processes on behalf of our operated assets and functions to drive operational excellence.

7. How we manage risk

Risk management helps us to protect and create value, and is central to achieving our purpose and strategic objectives. Our Risk Framework has four pillars: risk strategy, risk governance, risk process and risk intelligence.

Risks associated with the organisations, businesses or assets that we acquire are transitioned to BHP’s Risk Framework as part of integration activities, which generally involves a transitional period. Risk integration of our OZ Minerals Australian assets was completed during FY2025. Non-operated joint ventures are independently managed and operated, and BHP does not manage their risks. However, we manage risks to BHP’s investments in non-operated joint ventures. To do this, we seek within the limits of the respective joint venture agreements to enhance governance processes and influence operator companies to adopt international standards and best practices.

Risk strategy

Risk classification

We classify all risks to which BHP is exposed using our Group Risk Architecture. This is a tool designed to provide a platform to understand risk exposure and manage identified risks. Similar risks are considered together in groups and categories. This is designed to support Board and management visibility over the aggregate exposure to risks on a Group-wide basis and support performance monitoring and reporting against BHP’s risk appetite.

Risk appetite

BHP’s Risk Appetite Statements are approved by the Board and are a foundational element of our Risk Framework. They provide guidance to management on the amount and type of risk we seek to take in pursuing our objectives.

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

>For information on other Board Committee activities that support risk governance at BHP refer to the Corporate Governance Statement

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

•	Risk treatment – controls are implemented that are designed to prevent, minimise and/or mitigate threats, and enable and/or enhance opportunities.

•

Monitoring and review – risks and controls are reviewed periodically and on an ad hoc basis (including where there are high potential events or changes in the external environment) to evaluate performance.

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

>For more information on our risk factors refer to OFR 11

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

Risk intelligence

The Risk team provides the Board, RAC, Sustainability Committee and senior management with insights on risk management across BHP. Risk reports may include trends, aggregate exposure and performance for our most significant risks, updates on the Risk Framework and risk management priorities, an overview of (and material changes in) BHP’s material risk profile and updates on strategic and emerging risk themes and signals.

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

>For information on our risk factors refer to OFR 11

8. Safety

Nothing is more important than protecting the safety and wellbeing of our workforce.

Our workplace culture is built on a foundation of safety as a core value. This requires strong connections and collaboration at every level and is at the heart of our Global Field Leadership Program and BHP Operating System (BOS). In FY2025, we continued to enhance how we simplify, standardise and integrate safety principles and practices within the BOS Framework. One example of this integration is the joint effort between Safety, BOS, Risk and HR to develop and test how we measure safety culture maturity via BOS maturity assessments, which our teams use to more broadly identify their strengths and opportunities to improve work outcomes and wider organisational culture.

We also used technology in new ways to help keep our people safe and will explore its ongoing application to support future improvements.

Continuing to strengthen our safety risk control framework and building skill across our workforce is vital, especially in our frontline leaders and safety professionals. Our leaders take an active role in coaching their teams to enable them to perform their work safely and effectively.

We have finalised our investigation into the fatal incident at Olympic Dam in April 2023 and the findings, along with those from the fatality at Saraji in January 2024, were shared internally to help us improve the way we execute work safely. We recognise the severity and impact of these events and continue to provide support to their respective families, friends and colleagues. What we learned from the investigation plays a crucial role in our ongoing efforts to strengthen our safety systems and risk control framework as we work to prevent fatalities.

The elimination of fatalities is a critical milestone in our FY2026 social value scorecard, together with focusing on improving our high potential injury frequency rate for employees and contractors. This is key for our 2030 social value goal to have a Safe, inclusive and future-ready workforce.

Fatality Elimination Program

The Fatality Elimination Program (FEL), which began in 2020 and is a five-year program, provides a solid foundation for delivering strong safety performance through the standardisation and implementation of fatal risk controls (FEL controls). In FY2025, we completed incorporation of most of the recommended FEL controls as requirements under our Global Standards (Safety, Process Safety Management and Geotechnical). This important work also included the introduction of a new global specification for vehicles, which emphasises standardisation of controls, and the use of new technology designed to prevent fatalities related to vehicles and mobile equipment.

At the end of FY2025, having embedded the defined set of Global Standards, the FEL program shifted to an asset-led model for fatal risk control management. This transition formally closes out the five-year, globally led FEL program. This important change provides our operated assets with ownership of their respective control plans and enables them to tailor and apply FEL controls relevant to their specific risk exposure scenarios. This is supported by Global Standards (including the new global specification for vehicles) and audit and assurance processes.

Field Leadership Program

The intent of the Global Field Leadership Program is for our leaders to foster a culture of care and trust, reinforce standards, risk control verification and uplift capability via coaching across all levels of work to drive learning and improve safety performance outcomes.

Our leaders spend time engaging with frontline teams, role modelling the right behaviours and standards, observing and learning about safety concerns and feedback. They coach and empower our teams to speak up, to focus on the presence of controls that will keep them safe and to encourage even better ways to work safely. These connections and conversations build trust and strengthen collaboration to enable continuous learning and improvement.

The four structural elements of our Field Leadership Program are:

•	Layered Audits – test the system of work through a structured, narrow and deep assessment and are performed by two levels of leadership.

•

Critical Control Observations – a way for leaders to verify that workers understand the material risks and controls relating to a task they are performing and have checked the controls are present, effective and enough to keep them safe, and that they know what to do when things change.

•

Planned Task Confirmations – an approach to verify how work is actually performed versus how it is intended to be done in accordance with written documentation, and to understand if there is work variation, improvement opportunities or gaps that may require action.

•

Take Time Talks – quality engagements between leaders and peers or between peers that create a safe and inclusive environment for the workforce to share how they execute work, including any concerns and/or improvement opportunities

In FY2025, we:

•	co-designed safety and field leadership improvement opportunities with the BOS Centre of Excellence, including field leadership Role Confirmations to build capability and support quality engagements.

•

developed an improved methodology for having Take Time Talk ‘two-way’ conversations using a new approach that embraces care, curiosity and humility to uplift the way we can learn from everyday successful work, with lessons from these engagements shared at pre-start meetings.

•	enhanced the quality of coaching through our ‘coaching to grow’ model.

•	incorporated lessons from high potential events into field leadership Layered Audits.

Contractor management

Contractors make up approximately 55 per cent of our workforce and our operations depend on strong partnerships with contractors. Our Contractor Management Global Standard sets out our requirements that are intended to make it safer and easier for contractors to work with us. It is designed to promote an inclusive, respectful and caring workplace culture.

We have an asset-focused approach to managing contractors and our BHP contract representatives play an important role in building and maintaining valued relationships and making sure contracts are executed safely and successfully.

In FY2025, we:

•	continued to implement our asset-centric approach to the Contractor Management Global Standard and launched a targeted internal assurance program.

•	continued building peer networks to share knowledge and best practice around contractor safety risk management.

•

continued identifying and delivering contractor integration opportunities to drive standardisation of safety systems across Copper South Australia (e.g. implementation of Global Field Leadership Program).

•	used an asset-led model for contractor mobilisation.

>For more information on safety refer to bhp.com/safety

Case study: Driving improvement via BOS and safety (field leadership) integration

In FY2025, the way leaders provide their direct reports with coaching and feedback under the Global Field Leadership Program was simplified and standardised by adopting the same practices and tools as those supporting the BOS framework, via the use of Role Confirmations.

A Role Confirmation is a BOS routine that encourages open communication and clarifies roles, standards, consistency, process alignment, best practice and opportunities for improvement. Field leadership-focused Role Confirmations promote alignment and quality in field engagement activities and build field leadership capability in our leaders. Insights from Role Confirmations deepen our understanding of how effective leaders are at connecting with our people to learn from everyday work, to reinforce standards, verify risk controls, and identify quality actions and improvements via meaningful engagement and collaboration.

These common practices and tools also help our leaders to build and sustain capability within their own teams through quality feedback and coaching.

Our leaders have embraced this field leadership improvement with an encouraging take-up evident in their work routines. We believe when our leaders systematically and reliably provide their teams with authentic feedback and coaching, it is one of the most effective ways they demonstrate genuine care and embrace our values (do what’s right, seek better ways, make a difference) and it has a profound and positive impact on our workplace culture.

Our safety performance

In FY2025, we recorded:4

•	no fatalities.

•

a reduction of 18 per cent in the rate of high potential injuries per million hours worked (HPIF), compared to FY2024 with the most risks relating to dropped/falling objects. In FY2024, the highest risk was related to vehicle and mobile equipment.

•

a reduction of 39 per cent in the number of high potential near miss events compared to FY2024, with the most risks relating to dropped/falling objects, followed by electrical and then vehicles and mobile equipment.

•

a reduction of 7 per cent in the rate of total recordable injuries per million hours worked (TRIF) compared to FY2024. The highest number of recordable injuries related to slips, trips and falls for employees and contractors, with caught-between-objects the second highest for both.

•	an increase of 43,254 field leadership activities compared to FY2024, at a frequency rate of 9,531 activities per million hours worked with over 1.8 million activities completed.

•	a field leadership coaching rate of 44 per cent for Layered Audits and Critical Control Observations, a slight improvement (1 per cent) from FY2024.

Footnotes

1.

Prior year data (FY2021 to FY2023) excludes former OZ Minerals Australian assets (acquired 2 May 2023), which is included for FY2024 and FY2025. Prior year data (FY2021 to FY2023) also excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022) and BHP’s oil and gas portfolio (merger with Woodside completed on 1 June 2022).

2.	Frequency rate based on number of employee or contractor injuries (either high potential injuries (HPIs) or total recordable injuries (TRIs)) per 200,000 hours worked.

3.	Frequency rate based on combined total number of employee and contractor injuries (either HPIs or TRIs) per 1 million hours worked.

4.	FY2024 data has been adjusted and restated to exclude BMA’s Daunia and Blackwater mines (divested on 2 April 2024) and to add two HPIs due to re-classification.

9. Sustainability

9.1 Our sustainability approach

Our approach to sustainability is defined through Our Purpose and Our Values, which are governed through our Global Standards. These standards describe our mandatory minimum performance requirements and provide the foundation for sustainability performance at our operated assets and in our functions.

>Key sustainability-related elements of a number of these Global Standards are available as external versions at bhp.com/about/operating-ethically/corporate-governance

We believe our approach to sustainability can generate social value and shareholder value. We continue to disclose progress against our 2030 goals in our annual social value scorecard.

>For information on our approach to social value, including the goals and associated metrics we have set for ourselves, refer to OFR 9.4

Sustainability-related standards and disclosures

Our sustainability-related disclosures reflect a number of voluntary global sustainability frameworks, standards, benchmarks and initiatives, including the Global Reporting Initiative (GRI) Standards and the Sustainability Accounting Standards Board (SASB) Mining and Metals Standards. We also disclose against the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD) as required by the UK Listing Rules. In FY2025, we continued to prepare for new mandatory sustainability-related reporting regimes applicable to BHP, including the Australian Accounting Standards Board’s Australian Sustainability Reporting Standard AASB S2: Climate-related Disclosures from FY2026, and we monitored potential updates to the EU Corporate Sustainability Reporting Directive (CSRD) and EU Corporate Sustainability Due Diligence Directive (CSDDD) from the EU Omnibus Simplification Package.

We continue our commitment to a number of responsible minerals production and sourcing standards, such as the International Council on Mining and Metals (ICMM) Performance Expectations, Towards Sustainable Mining and the Copper Mark. These standards require self-assessment and third-party verification of management systems and performance at an asset, operation or facility level and detailed disclosure across a broad range of sustainability topics.

>For information on our responsible minerals production and sourcing standards strategy and the standards we have reported against for FY2025, including our Responsible Minerals Program disclosures, refer to our 2025 Responsible Minerals Program Report and OFR 9.13

Details of the voluntary sustainability standards that we have reported against for FY2025 are set out in the BHP ESG Standards and Databook 2025.

>The BHP ESG Standards and Databook 2025 is available at bhp.com/ESGSD2025

Our Modern Slavery Statement 2025 is prepared under the Australian Modern Slavery Act 2018, the UK Modern Slavery Act 2015 and the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act and outlines our approach to managing modern slavery risks.

>The BHP Group Modern Slavery Statement 2025 is available at bhp.com/MSS2025

Presentation of sustainability-related data and information for acquisitions and divestments

For comparative period sustainability-related data and information included in this Report (including OFR 8 and 9), unless expressly stated otherwise in the relevant section (i) FY2024 data and information includes the former OZ Minerals operations that form part of our Copper South Australia asset and the West Musgrave Project (acquired as part of BHP’s acquisition of OZ Minerals on 2 May 2023); (ii) data and information for pre-FY2024 comparative periods has not been adjusted and restated in relation to former OZ Minerals’ operations and functions; and (iii) data and information for pre-FY2025 comparative periods has been adjusted and restated to exclude the Daunia and Blackwater mines, which were divested by BMA on 2 April 2024.

While some of the land and tenements related to the Daunia and Blackwater mines were held by BMA pending transfer following completion, and certain land areas overlapping Blackwater remain held by BMA subject to transfer, given the Daunia and Blackwater mines were not under BMA’s control or operated for BMA’s benefit (except for periods prior to completion or where expressly stated in the relevant section), FY2025 data related to the land and tenements has been excluded from this Report (as well as from pre-FY2025 comparative periods, as described above).

Sustainability-related data and information relating to the OZ Minerals Brazil assets has been excluded from this Report unless expressly stated otherwise in the relevant section. Where data from OZ Minerals Brazil assets is included as required to meet legal and regulatory requirements or as necessary to meet applicable voluntary standards and benchmarks, that data has been prepared in accordance with former OZ Minerals standards (i) for the Centro Gold assets until completion of its divestment of 20 December 2024 and such data is included up until that date only; and (ii) for all remaining assets while we considered strategic options for divestment of these assets.

9.2 Sustainability governance

Board

The BHP Board is responsible for overseeing our approach to sustainability and sustainability performance, including the topics of safety, health, community, environment and climate change. All four standing Board Committees support the Board’s oversight of sustainability-related issues, including climate-related risks (threats and opportunities).

Sustainability topics considered by the Board during FY2025 included climate change and environment-related topics, which were regularly on the agenda for Board meetings and considered as part of strategic discussions. In FY2025, the Board reviewed and approved public sustainability targets, goals and disclosures, progress against our social value scorecard 2030 goals (including climate-related), key metrics and milestones, received progress updates against our public climate-related targets and goals, and considered applicable sustainability-related issues when assessing corporate strategy and portfolio options, certain investment requests, risk and policy settings. The Board and each of its Committees, as relevant, are informed on sustainability-related matters through Board papers, progress updates from management, material risk reports and presentations. The Board receives reports from the Chair of each Committee following Committee meetings. Sustainability-related topics are also incorporated into Director induction programs, ongoing training and site visits to assist Directors in their oversight.

>For information on BHP’s governance structure, including the work of the Board and each its Committees with respect to climate change, refer to the Corporate Governance Statement

Management

Management plays a key role in assessing and managing sustainability-related matters, which includes:

•

The CEO and ELT execute sustainability-related policies and strategy approved by the Board and are accountable for performance and achievement of BHP’s sustainability-related commitments, targets and goals, including our climate change targets and goals.

•

The Operating Committee (OpCo) is a sub-committee established by the CEO pursuant to the Executive Leadership Team Charter to assist the CEO and the ELT in delivering BHP’s operational commitments and supporting excellent operational performance.

•

The focus of the OpCo is on fostering a culture of safety and performance across BHP. The sub-committee conducts ongoing systematic analysis and review of enterprise-level operational performance, especially in safety, production and cost, to identify performance gaps and uplift opportunities, including sustainability matters.

•

Oversight of sustainability-related topics transitioned from the ESG and Sustainability Steering Committee in early FY2025 to the ELT, assisted by the OpCo. On a quarterly basis, ESG and sustainability-related topics are discussed at either the ELT and/or the OpCo.

•

Group Officers, including the Group Sustainability and Social Value Officer and Group Health, Safety and Security Officer, are direct reports of relevant ELT members and are responsible for monitoring and driving our sustainability strategy, including safety, climate change and environment-related considerations, within the broader BHP strategy and portfolio evaluation.

•	Management is supported by BHP’s asset and function teams such as the Group Sustainability and Social Value team and the Risk team.

The ELT, the OpCo and relevant members of management receive regular progress and performance reports from asset and function teams on sustainability-related matters. For climate change and environment-related matters, this includes operational greenhouse gas (GHG) emissions, operational and value chain GHG emission reduction activities, adaptation strategy-related activities, management of climate-related risks (threats and opportunities), water stewardship and implementation of the BHP Healthy environment goal roadmap. In addition, sustainability-related matters, including progress towards our climate change targets and goals, are discussed by the ELT and OpCo throughout the year as specific agenda items and as part of strategic discussions.

9.3 Material sustainability topics (including human rights)

Annual sustainability materiality assessment

Each year we undertake an impact materiality assessment in alignment with GRI recommendations to determine which sustainability topics are most material to our business, partners and stakeholders for the purpose of our sustainability-related reporting (which may differ from the materiality standards applied by other reporting regimes). These are referred to as our material sustainability topics. The topics in FY2025 are similar to those we disclosed in FY2024, with the addition of value chain sustainability and tailings storage facilities. Our material sustainability topics are reviewed by the Sustainability Committee annually.

>For more information on our materiality assessment for sustainability reporting refer to bhp.com/sustainability/approach/materiality-assessment

>For more information on the process by which we identify and manage risk at BHP and our risk factors, which include sustainability-related risks, refer to OFR 7 and OFR 11

Respecting human rights

We recognise we have the potential to cause, contribute to or be directly linked to human rights impacts through our operations and supply chain. This primarily relates to workplace health and safety, labour rights, activities of security providers, land access and use, water and sanitation, community wellbeing, and Indigenous peoples’ rights relating to culture, identity, traditions and customs. Our Human Rights Policy Statement and relevant Global Standards outline our commitment and approach to respecting human rights and the principles by which we conduct our human rights due diligence.

In FY2025, several initiatives were progressed to further strengthen our human rights approach:

•

Personnel responsible for human rights policy, assurance and advocacy were restructured within a newly merged Ethics, Compliance and Human Rights team under the leadership of a new Chief Ethics, Compliance and Human Rights Officer. This consolidation is intended to strengthen second line human rights governance and assurance.

•

The team completed an internal assurance activity in late FY2025 focused on community grievance mechanisms at our operated assets. Findings focused on opportunities to enhance accessibility and improve our internal data and reporting evaluation practices.

•

A cross-functional Human Rights Working Group was established. In FY2025, the working group completed an annual review of our Human Rights Policy Statement, in which no substantive changes were made and assessed our human rights approach against the ICMM Human Rights Due Diligence Guidance Maturity Matrix with assistance from an external human rights specialist.

•	With the support of a human rights expert, we reviewed and updated our procedures and human rights due diligence tools for our growth context.

•	Several human rights-focused training sessions were made available for targeted personnel, particularly those supporting BHP’s growth activities, to strengthen internal human rights capability.

•

We progressed the design of a revised methodology to incorporate expert feedback on our community and human rights impact and opportunity assessments. This follows the FY2023 pilot of the globally consistent methodology for these assessments and external expert review of the methodology in FY2024. Once completed, the redesigned assessments are expected to be implemented across each of our operated assets from FY2026.

>For information on our approach to addressing modern slavery risks in our operations and supply chains refer to the BHP Group Modern Slavery Statement 2025 available at bhp.com/MSS2025

9.4 2030 goals and social value scorecard

Our social value scorecard

We provide progress on our 2030 goals through our annual social value scorecard. The scorecard is intended to evolve over time as our plans mature and to keep pace with relevant changes in our internal and external environment. Our FY2025 scorecard performance and our new key metrics for the Thriving, empowered communities and Responsible supply chains pillars and FY2026 short-term milestones for all the pillars are provided on page 32. For more information on our progress and pathway to 2030 refer to the relevant sections of OFR 9.

>For more information on how the key metrics and annual milestones support progress towards our 2030 goals and the methods we use to measure progress refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ ESGSD2025

Social investment

Guided by our social value framework, our social investment aims to make a meaningful contribution to addressing sustainable development challenges of most relevance to our business, partners and stakeholders.

In FY2025, our voluntary social investment totalled US$127.8 million. This investment consisted of US$92.5 million in direct funding for initiatives in line with our social value framework, US$19.7 million to non-operated joint venture social investment programs and US$1.3 million under the BHP Matched Giving Program. Administrative costs to facilitate social investment activities totalled US$8.6 million and US$5.7 million supported the operations of the BHP Foundation.

Of the US$92.5 million in direct funding, US$70.1 million was in support of our host communities and Indigenous partners, and we provided US$13.9 million towards training and skills programs.

>For more information on our social investment, including case studies and performance against our global social investment indicators, refer to bhp.com/sustainability/approach/social-investment

>For more information on the BHP Foundation refer to bhp.com/bhp-foundation.org

These footnotes refer to the following page

1.	With widespread adoption expected post 2030.

2.

For the definition of the terms used to express these positions, including ‘target’, ‘goal’, ‘net zero’, ‘carbon neutral’ and ‘operational GHG emissions’ refer to Additional information 10.4. For more information on the essential definitions, assumptions and adjustments for our targets and goals refer to Climate-related Metrics, targets and goals in OFR 9.8.

3.	Baseline year and performance data adjusted; for the adjustments we make, refer to Climate-related metrics, targets and goals beginning on page 48 in OFR 9.8.

4.

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

5.	Excluding in-kind contributions.

6.

Nature-positive is defined by the TNFD Glossary version 1.0 as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state’. We understand it to include land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. We are monitoring the evolving external nature landscape, including developments in nature frameworks, standards and methodologies and in definition of the global nature ambition.

7.

Excluding areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030. For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025.

8.

Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. 1.54 per cent is calculated based on the areas of land and water that we stewarded at 30 June 2025, as per footnote 7. For more information refer to the BHP ESG Standards and Databook 2025, available at bhp.com/ESGSD2025.

9.

Natural capital accounts are a way to measure the amount, condition and value of environmental assets in a given area. They help describe changes in ecosystems and how these impact wellbeing and economies.

10.	For more information regarding the BHP Healthy environment goal roadmap refer to OFR 9.9.

11.	Point in time data at 30 June 2025.

12.

9.0 per cent refers to Indigenous employee participation at Minerals Australia operations. Total Indigenous employee participation in Australia, including non-operational roles, was 8.2 per cent at 30 June 2025.

13.	17.8 per cent refers to Indigenous employee participation at the Jansen potash project and operation in Canada.

14.	10.5 per cent refers to Indigenous employee participation at Minerals Americas operations in Chile.

15.

We have published regional Indigenous Peoples Plans in Australia and Canada and data is available to report on progress in FY2025. We are still developing our regional Indigenous Peoples Plan for Chile. For more information refer to OFR 9.12 and the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025.

16.

The relationship health assessment is intended to be conducted every three years. Indigenous partners who participated in the relationship health assessment project in FY2024 considered and provided feedback on social, cultural and commercial aspects of their relationship with BHP and provided a rating on the present health of their relationship with BHP, which was reported in our FY2024 social value scorecard. We plan to report again against this metric in FY2027.

17.	Cultural diversity in our workforce will be measured based on our substantive progress towards reflecting the cultural diversity of the societies where we operate.

18.	High-potential injury frequency rate is the number of employee and contractor high potential injuries per 1 million hours worked and is measured by year-on-year improvement.

19.

Metric will not be reported from FY2026. For FY2026 to FY2030, key metrics for the Thriving, empowered communities pillar will shift to focus on the measurable outcomes of co-created community programs, while co-creation and co-design (terms which we use interchangeably) as a concept will continue to apply where appropriate across the full framework.

20.

Co-design requires meaningful engagement and contribution to the plan from a variety of interested stakeholders. For an overview of our approach to co-design and co-creation (terms which we use interchangeably) refer to OFR 9.12.

21.

This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and other payments to governments and voluntary social investment. For more information refer to the BHP Economic Contribution Report 2025 available at bhp.com/ECR2025.

22.	Community programs that benefit local communities that host our activities. For education and skills programs, some program participants, may join the BHP workforce on completion of the program.

23.

Net Promoter Scores (NPS) show respective feedback from our customers and suppliers and measure the willingness of our customers/suppliers to recommend BHP to others. NPS is used as a proxy for gauging overall satisfaction. The NPS survey is conducted every two years and therefore is no update to the data in FY2025. This metric will not be reported on from FY2026 in this social value scorecard. We intend to publish data from the next NPS survey in the BHP ESG Standards and Databook 2026.

24.	A credible responsible production and sourcing standard refers to one that is internationally recognised spanning multiple regions as outlined in OFR 9.13.

25.

BHP’s ethical trade audit program is managed as part of our broader Ethical Supply Chain and Transparency Framework. For more information on this framework and associated activities, including baseline data, refer to the BHP Group Modern Slavery Statement 2025 available at bhp.com/MSS2025.

26.

The pilot impact project involves partnering with an NGO to deliver programs within our supply network designed to promote responsible recruitment and improve labour monitoring, worker voice and access to grievance mechanisms.

27.

‘In-scope’ BHP operated assets refer specifically to Australian assets as defined under the Minerals Council of Australia (MCA) membership commitment. For more information refer to the MCA Membership Commitment available at minerals.org.au.

2030 goals	Key metrics	FY2025 milestones	FY2026 milestones
Decarbonisation At least 30% reduction in operational GHG emissions; support 40% GHG emissions intensity reduction of BHP-chartered shipping of our products, and support industry to develop steel production technology capable of 30% lower GHG emissions intensity relative to conventional blast furnace steelmaking.[1,2] OFR 9.8 Climate change	(On track) **36%** Reduction in operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) from FY2020[3] (On track) **44%** Reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY2008[4] (On track) **$171m** Committed in steelmaking partnerships and ventures to date (US$)[5]	(Partially met) Commence proof-of-concept trials for battery-electric equipment in collaboration with original equipment manufacturers (Complete) Continue development of the direct reduced iron electric smelting furnace pathway to plan	(New/revised) Progress proof-of-concept trials for battery-electric equipment in collaboration with original equipment manufacturers (New/revised) Complete the Escondida Boiler Diesel Displacement project and begin construction of its counterpart project at Spence (New/revised) Continue development of the direct reduced iron electric smelting furnace pathway to plan
Healthy environment Create nature-positive[6] outcomes by having at least 30% of the land and water we steward[7] under conservation, restoration or regenerative practices. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities. OFR 9.9 Nature and environmental performance	(On track) **1.54%** Area under nature-positive management practices[8] (On track) **0** Assets with natural capital account[9]	(Complete) Commence implementation of BHP Healthy environment goal roadmap[10]	(New/revised) Deliver 95% of the FY2026 actions in the water stewardship priorities – water quality and context-based water targets
Indigenous partnerships Respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes. OFR 9.12 Indigenous peoples	Indigenous employee participation[11] (On track) **9.0%** Australia[12] (On track) **17.8%** Canada[13] (On track) **10.5%** Chile[14] (On track) **$853m** Indigenous procurement spend (US$) Progress to plan[15] (On track) Australia, (On track) Canada, (No change/data not available) Chile (No change/data not available) Present relationship health[16]	(Partially met) Indigenous voices and perspectives are incorporated into co-designed priorities in each region[15]	(New/revised) Deliver FY2026 commitments outlined in Australian Reconciliation Action Plan and Canada Indigenous Partnership Plan
Safe, inclusive and future-ready workforce A thriving workforce that is safe, healthy, gender balanced at every level, culturally diverse[17] and inclusive and skilled for the future. OFR 8 Safety, OFR 9.5 People, OFR 9.6 Health	(On track) **88%** Engagement and Perception Survey wellbeing score (On track) **41.3%** Female employee[18] representation	(Complete) Improvement on key metrics from FY2024 performance	(New/revised) Improvement on high-potential injury frequency rate from FY2025[19]

2030 goals	Key metrics	Key metrics from FY2026	FY2025 milestones	FY2026 milestones
Thriving, empowered communities Partner with communities and stakeholders to co-create and implement plans that deliver jointly defined economic, social and environmental outcomes. OFR 9.11 Community	(On track) **7 of 9** Assets have co-created host community plans[19] (On track) **100%** Co-designed[19,20] outcomes on track according to plan **$46.8bn** Total economic contribution (US$)[21]	(New/revised) **#** education and skills programs supported[22] (New/revised) **$bn** Total economic contribution (US$)[21]	(Complete) Co-creation further embedded in internal practice	(New/revised) Develop and implement training and tools on community co-creation
Responsible supply chains Together with our partners, we create sustainable, ethical and transparent supply chains. BHP Group Modern Slavery Statement 2025 BHP Responsible Minerals Program Report 2025	(No change/data not available) Customer Net Promoter Score (NPS)[23] (No change/data not available) Supplier Net Promoter Score (NPS)[23]	(New/revised) **%** of producing BHP operated assets assessed with external verification against a credible responsible production and sourcing standard[24] (New/revised) **#** number of verification and assurance activities conducted by third parties in relation to BHP's ethical trade audit program[25] (New/revised) **#** suppliers participating in BHP's pilot impact project[26]	(Complete) Engage with suppliers through our audit program to monitor implementation of corrective actions plans, where required (Improved) Implement NGO partnerships to build increased reach and capabilities in BHP's Ethical Supply Chain and Transparency program	(New/revised) All in-scope BHP operated assets assessed and complete external verification against the relevant Towards Sustainable Mining (TSM) Protocols[27]

Indicators: Complete · Improved · On track · Partially met · New/revised · No change/data not available · Not on track

9.5 People

Our more than 90,000 employees and contractors globally form the foundation of our business. We strive to attract and retain the best people. Through the BHP Operating System (BOS), we empower our people to continuously improve and achieve excellence in their work every day.

Our Values set the tone for our culture, and are a unique part of our competitive advantage. Our Values are a declaration of what we stand for and guide our decision-making, reinforce our culture and help ensure our people deliver on our Purpose.

Developing our capabilities and an enabled culture

We invest in our people to build capability and drive stronger performance.

BHP’s early career and training pathways provide accredited maintenance and production traineeships or apprenticeships to new employees, including those new to our industry. Once qualified, employees move to one of our operated assets.

During FY2025, the Transition to Trade program was introduced in Minerals Australia allowing those who have successfully completed the Maintenance Associate program to complete a trade qualification in 12 to 18 months, splitting time between the FutureFit Academy, BHP’s purpose-built learning centre, and practical work on site. In Canada, we launched the BHP Potash Academy in partnership with the Carlton Trial College in Humboldt. Once qualified, the inaugural cohort of trainees will transition to various roles at our Jansen operations.

BHP continues to invest in future talent through our intern and graduate programs. In FY2025:

•	In partnership with the Minerals Council of Australia, BHP sponsored 40 first-year university students for a two-week immersive experience across Perth, Adelaide and Brisbane.

•	An additional 163 university students participated in internship placements, gaining practical experience on mine sites. Interns are given early access to apply for graduate roles.

•	A total of 146 graduate program participants commenced across Australia, Chile and Canada.

In FY2025, around 1,950 current and potential leaders, participated in the BHP Distinctive Leaders programs. These programs develop leaders’ abilities to lead through complexity, ethically and inclusively. We also held monthly Senior Leadership Forums and a Leadership summit in late FY2025 to further engage and align senior leaders in our purpose and strategy. Our Integrated Leadership Forum provides quarterly masterclasses and an annual forum for operational general managers.

Western Australia Nickel (WAN) transitioned into temporary suspension in FY2025. Supporting our workforce and local communities to safely transition operations was a crucial part of this change. WAN met the commitment to provide redeployment opportunities for its frontline workforce. Overall, around 1,400 employees were made offers of redeployment across BHP, with the majority transitioning to WAIO. Where redeployment was either not suitable or available, individuals were supported through proactive career coaching and professional outplacement services to assist with their transition. As at 30 June 2025, around 360 employees remain at WAN to maintain the asset.

Twice a year we ask our employees and contractors about their experiences working with BHP via an Engagement and Perception Survey. After each survey, team leaders evaluate strengths and areas for improvement, while the results measure wellbeing progress under the Safe, Inclusive and Future-ready workforce pillar of BHP’s social value scorecard. In March 2025, we had an 88 per cent employee response rate, with 21,000 contractors also providing feedback. Of these, 83 per cent responded favourably to engagement and connection questions, compared to 80 per cent in FY2024 and 88 per cent responded favourably to wellbeing questions, compared to 87 per cent in FY2024.

Achieving excellence by unlocking inclusion

We believe an inclusive and diverse workforce promotes engagement, safety and productivity, and is valued by current and prospective employees. Our aspiration is to attract and retain an inclusive workforce.

Our Inclusion and Diversity Position Statement guides our commitment to deliver on inclusion, equity and diversity. Since 2016, our work to create safe and inclusive workplaces has included flexible working, ensuring our facilities and equipment are fit for everyone, and work to reduce bias in our systems.

Gender balance1,2

In April 2025, we achieved our aspirational goal set in CY2016 to achieve gender balance within our employee workforce globally by the end of CY2025. We are the first global, listed mining company to achieve this milestone. We define gender balance as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the

International Labour Organization. The gender balance of our employee workforce is a key metric in the Safe, Inclusive and Future-ready workforce pillar in our social value scorecard.

As at 30 June 2025, women represented 41.3 per cent of our employee workforce, more than double the representation compared to 2016 (17.6 per cent) when we first set our gender balance aspiration. We increased the representation of women working at BHP in FY2025 by 4.2 percentage points compared to FY2024, with around 12,400 more female employees at the end of FY2025 than FY2016.

In FY2025, our new hires were 63.3 per cent women and female representation in leadership roles increased by 4.8 per cent compared to FY2024. As at 30 June 2025, 36.5 per cent of people leaders were women, while senior executives included 41.3 per cent women.

We recognise pay is a critical mechanism for creating gender equality. To help mitigate gender pay disparities and avoid pay gaps, we continue to drive improvements in our systems and processes to mitigate the risk of systemic bias. Our FY2025 employee remuneration data, including a breakdown by gender, is included in the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025.

Footnotes

1.

Based on a ‘point in time’ snapshot of employees as at 30 June 2025, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals.

2.

New hires are based on a 12-month period from 1 July 2024 to 30 June 2025. ‘People leaders’ are defined as employees with one or more direct reports. ‘Senior executives’ are defined as employees in the Executive Leadership Team (ELT) and direct reports to the ELT in grade 15 and above roles.

3.	For FY2023, this included employees of BHP Mitsubishi Alliance’s Blackwater and Daunia operations, sold to Whitehaven Coal during FY2024.

4.

For FY2023, some of our employees did not identify as male or female (<0.1 per cent of total employees). These employees were excluded from data presented in the gender composition graphs to protect the privacy of those employees.

Indigenous employment

Our Indigenous Peoples Policy Statement acknowledges our role in improving economic outcomes for Indigenous peoples. We aim to achieve this through our regional Indigenous Peoples Plans by providing opportunities for employment, training, procurement and support for Indigenous enterprises.

We have set targets to increase Indigenous employment opportunities in our Minerals Australia operations, Minerals Americas operations in Chile and our Jansen potash project in Canada.

In FY2025, Minerals Americas operations in Chile increased their Indigenous employee participation to 10.5 per cent, having achieved their target of 10 per cent in FY2024. In Canada and Minerals Australia, we are on track to achieve our targets in FY2026 and FY2027 respectively (see the below infographic). Indigenous employee participation is a key metric in the Indigenous partnerships pillar of our social value scorecard.

In FY2025, we identified opportunities in our employment ecosystem to better support Indigenous Australians through our people processes, including selection, development and career progression. In Minerals Australia we also established a systematic network of Indigenous support liaisons across our Australian assets to improve day-to-day experiences for Indigenous employees and enhance leaders’ cultural competence. In Canada, the BHP Potash Academy, graduate and student programs are designed to help Indigenous peoples enter the mining industry.

Footnotes

1.	Point in time data at 30 June 2025.

2.

Indigenous employee participation overall in Australia at 30 June 2025 was 8.2 per cent, including Minerals Australia operations, 9.0 per cent Indigenous, and non-operational locations, 2.0 per cent Indigenous.

>For more information on our 2030 goals related to Indigenous partnerships refer to OFR 9.12

Cultural diversity and racial equity

Racism has no place at BHP. We acknowledge racism’s impact on identity, value, respect and psychological safety. We are working to promote racial awareness in our workplace and recognise there is more still to do.

In FY2025:

•

Our Inclusion and Diversity Champion, Chika Onyeogaziri, received recognition from the Queensland Resource Council and Women in Mining and Resource Queensland for her outstanding work fostering inclusion and diversity.

•	We developed our Indigenous Cultural Respect Framework (ICRF), which drives cultural capability through learning experiences across Minerals Australia.

•	Employees around the world joined our International Day of Elimination of Racism event.

LGBT+ inclusion

Our LGBT+ ally employee group, Jasper, is open to all our workforce and is an extension of our inclusion and diversity aspirations to help our employees develop a strong sense of belonging in and outside of BHP. By the end of FY2025 its membership base grew to around 3,000. We are the proud sponsors of Pride Western Australia, the Pinnacle Foundation and Pride Professionals.

In FY2025, BHP in Australia was awarded gold status at the Australian Workplace Equality Index Awards. In Chile, we achieved our second Human Rights Campaign (HRC) Equidad certification for our commitment to LGBT+ inclusion and we were awarded the ‘Best Place to Work’ seal by the HRC.

Disability

In FY2025, BHP launched our global Disability Action Plan, aimed at empowering our employees with disabilities. This plan is built around three strategic pillars: people, culture and systems. The goal is to recognise the unique needs and strengths of each person and to systematically eliminate barriers, as part of our efforts to ensure equal participation for people with disabilities in the workforce.

In Chile, legislation requires that our workforce comprises at least 1 per cent of people with disability. As of 30 June 2025, people with disabilities represented 2.5 per cent of our Chilean workforce.

Support for employees affected by family and domestic violence

BHP’s Family and Domestic Violence Assistance Program aims to provide employees with support for their health, safety, wellbeing and independence if they are experiencing family and domestic violence.

Support includes up to 10 days of paid leave per annum (in addition to other leave entitlements) if they are affected by family and domestic violence, or to support someone who is. Emergency accommodation, emergency financial help and access to safety and security plans are made available. Safety measures, such as transport to and from work, changing location of work, setting up new phone numbers, screening/blocking calls and emails, and access to legal advice are also considered in this support.

Employee relations

In Australia, recent significant industrial relations legislative reforms have introduced changes to the enterprise bargaining framework, which are having an impact on BHP, including by increasing labour costs. Unions in WAIO have unilaterally commenced bargaining. The Fair Work Commission will issue 13 Regulated Labour Hire Arrangement Orders that will require two labour hire providers and Operations Services to pay their employees performing work at BMA mines Goonyella Riverside, Peak Downs and Saraji mines at least the relevant rate of pay in the BMA Enterprise Agreement 2022. As BHP considers that Operations Services is a mining services contractor and so is exempt from becoming subject to Orders, BHP is seeking Federal Court judicial review of this outcome. An Order is already in effect at Mt Arthur Coal, requiring a labour hire provider to pay at least the relevant rate of pay in the Mt Arthur Coal Enterprise Agreement 2023. We will continue to monitor the application of the reforms to further assess their impacts on BHP and our contracting partners, including the potential impact on labour costs.

In Chile, pension reform was approved in January 2025. This will result in a 7 per cent company contribution (pre-tax and additional to the current 1.5 per cent for disability insurance), which will be gradually increased over nine years starting from August 2025. The 40-hour work week regulation, enacted in April 2023, will continue its gradual implementation over the next four years to transition from 45 to 40 working hours per week. During FY2025, implementation occurred through agreements reached as part of union negotiations. In June 2025, following a legal dispute regarding a non-regulated bargaining process in 2019, Escondida was notified of a ruling ordering the seizure of CLP$8.5 million in bonuses. Deductions to impacted employees will occur for at least four months. Progress on various other legal developments that may affect employee relations in Chile is being monitored, including remuneration gender equity branch negotiation regulation, and litigation seeking to treat various BHP entities as a single employer for labour, social security and union purposes.

During FY2025, Minerals Australia participated in seven collective bargaining processes, with three enterprise agreements completed. There are 24 currently in operation, with a new agreement pending approval from the Fair Work Commission and another new agreement in the early stages of bargaining. In Minerals Australia, a small number of Operations Services employees in our BMA operations took protected industrial action during some shifts at various BMA sites over eight days between October 2024 and February 2025, causing minimal operational impact.

Minerals Americas in Chile reached collective agreements with two operators and maintainers unions at Escondida. A third union of remote operators moved to a regulated negotiation phase after an unregulated and voluntary negotiation did not reach conclusion. Our Escondida operations experienced no significant safety events and minimal operational and financial impact during a three-day stoppage in FY2025.

In Canada, Minerals Americas have begun on-boarding the first cohort of our Jansen potash project operational workforce to support readiness for operations.

Payroll review

Review of employee allowances and entitlements

In FY2023, we identified and disclosed two issues with certain allowances and entitlements affecting some current and former employees in Australia. We self-reported these issues to Australia’s Fair Work Ombudsman (FWO). We are sorry that this happened and we remain committed to making this right.

In response to these issues, we formed a dedicated team to progress a remediation program and begin a range of work to improve our global pay performance and compliance.

Remediation of identified issues

We established a dedicated hotline and secure online portal to support affected current and former employees and facilitate remediation transactions.

The first issue involved certain employees having leave incorrectly deducted on public holidays. We identified approximately 35,500 current and former employees who were affected by this issue, dating back to 2010. In addition to recrediting leave hours to approximately 19,000 current employees, we have made payments to approximately 85 per cent (over 14,000) of affected former employees.

We have been working to locate and register affected former employees for payment, including by direct letter, email and phone calls, social media contact, and media advertising. Any remaining former employees who think they may be affected by these issues but have not received communications from us are encouraged to contact us via the hotline or portal available on our website.

We are working to close out this issue, including associated impacts relating to unpaid leave and coal long service leave. We expect to complete this work in FY2026.

>For more information refer to bhp.com/payroll-review

The second issue involved certain current and former employees at WAIO in Port Hedland who are entitled to additional allowances. We are continuing to pay additional allowances to affected current employees. We have completed remediation payments to affected current and former employees for historical impacts.

Improving our pay compliance

During the year we progressed with our multi-year, integrated program of work to improve our global pay compliance, including embedding improved governance and controls, and continuing to invest in the right capabilities to meet the needs of the company into the future.

Global assurance firm, Protiviti, completed a review of our payroll systems in FY2025 and their recommendations have been addressed in completed or planned improvement work.

We also launched a new Pay Compliance Standard in FY2025 to support improved pay governance and controls.

As part of this program, we are continuing historical pay assurance work across our Australian operations and will conduct further remediation as necessary.

Based on the currently available information, remediation costs remain in line with the previously recognised US$280 million pre-tax, as reflected in the Group’s FY2023 financial results.

This program of work will continue in FY2026. Our engagement with the FWO and other relevant government agencies will continue as we progress this work.

9.6 Health

We set mandatory standards to identify, assess and manage health risks and their potential impacts, and monitor the health of our employees and contractors.

Occupational exposures

BHP seeks to reduce occupational exposures to as low as reasonably practicable. Where there is a potential for our employees and contractors to be exposed to chemical and physical hazards, we implement controls designed to prevent, minimise, and/or mitigate the likelihood and severity of potential associated health impacts. These controls may include the use of personal protective equipment (PPE) until appropriate, higher order controls have been identified, implemented and verified to consistently reduce exposure below occupational exposure limits (OELs).

Our OELs are set by reference to the level of permissible exposure for a length of time to a chemical or physical hazard that is assessed as not likely to affect the health of a worker, according to scientific evidence and regulatory requirements.

Exposure data in this report is presented without considering the use of PPE, which is required to be worn as outlined in our Health Global Standard to reduce exposure.

In FY2025, we recorded an overall 13 per cent decrease in the number of employees and contractors potentially exposed to diesel particulate matter (DPM) and respirable crystalline silica (RCS) compared to FY2024. This included a 73 per cent decrease in the number of employees and contractors with potential exposure to DPM and a 35 per cent increase in the number of employees and contractors potentially exposed to RCS. The increase in potential RCS exposures is primarily due to the inclusion of the recently acquired Copper South Australia operations within BHP reporting. Opportunities to improve control frameworks and hygiene practices at Prominent Hill and Carrapateena operations have been identified. We are pursuing both short- and long-term initiatives to reduce potential exposures, such as improvements to underground ventilation systems.

We continue to implement exposure reduction plans for RCS at our operated assets with a focus on engineering solutions to sustainably control exposure. At BMA, dust extraction systems have been implemented to remove dust build-up in mining haul truck electrical cabinets. Wet cleaning methods and vacuum systems have been implemented at NSWEC to reduce potential exposure for cleaning and maintenance teams. At WAIO, portable extraction ventilation and dust suppression is in place for drilling personnel.

From December 2026, new lower exposure limits based on Australian legislation are expected to be adopted throughout Australia. We will continue to monitor and assess the impact of OEL changes and implement appropriate action as required.

We are committed to having no fatalities and life-threatening illness events connected with occupational exposures at BHP, and managing any risks of life-altering injuries and illnesses. Due to the latency between initial exposure and diagnosis of disease for our most material airborne contaminant exposures, we must continue to reduce potential exposure and monitor the effectiveness of controls where reduction of potential exposure is not reasonably practicable.

Footnotes

1.

Prior year data (FY2021 to FY2023) excludes former OZ Minerals Australian assets (acquired 2 May 2023), which is included for FY2024 and FY2025. Prior year data (FY2021 to FY2023) also excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022) and BHP’s oil and gas portfolio (merger with Woodside completed on 1 June 2022).

2.

Occupational exposure data is presented without considering protection from the use of personal protective equipment (where required as outlined in the Health Global Standard). The data excludes Projects.

3.	As of FY2021, the OEL limit for Coal was reduced to 1.5 mg/m3 compared to 2.0mg/m3 in previous years.

4.	As of January 2024, the OEL for welding fumes within Australia was reduced to 1mg/m3 compared to 5mg/m3 in previous years.

Occupational exposure hazard awareness and training is provided at induction and periodically, including during fit testing for hearing protection and respiratory protective devices. These devices are mandated for certain job tasks as a control to reduce risk from potential exposure to relevant hazards. After workers take part in occupational exposure assessment programs, they receive written feedback on their results and anonymised data is provided to line management.

Following the implementation of real-time monitoring at some of our operated assets, we have improved data visibility through digital platforms to enhance user experience and functionality. This helps our people to anticipate, assess and verify effectiveness of occupational exposure controls.

Occupational illness

The reported occurrence of occupational illness for employees in FY2025 was 319, or 4.64 per million hours worked. This represented a 14 per cent increase compared with FY2024. For our contractor workforce, the reported occupational illness in FY2025 was 234, or 1.94 per million hours worked, a 8 per cent increase from FY2024.

Musculoskeletal illness was the predominant occupational illness for employees and contractors, representing 64 per cent of our workforce illnesses in FY2025. This includes damage to bones, joints, ligaments, tendons and soft tissues caused by repetitive heavy work, muscular strain or maintaining poor postures for extended periods of time.

Noise-induced hearing loss represented 10 per cent of occupational illnesses in FY2025. Employees and contractors exposed to noise levels above the defined workplace exposure limits in our Health Global Standard participate in hearing conservation programs, which include a periodic hearing test and hearing protection fit testing. We have implemented established design recommendations that seek to eliminate or reduce high or prolonged noise exposures as far as reasonably practicable by focusing on the noise source.

Heat stress contributed to 4 per cent of our reported occupational illnesses in FY2025. Elevated temperatures and strenuous activity place some of our workforce at increased risk of heat illness. High-risk work groups are identified, and controls are in place to manage heat stress. Hydration testing is in place at operations with high heat risk. Our operated assets exposed to extreme climatic conditions have additional support to help prevent heat-related illness.

Coal mine dust lung disease

We have controls in place at all our relevant operated assets with the goal of ensuring no employees or contractors are exposed to respirable coal mine dust (CMD) above the OEL. We continue to identify and progress projects, such as enhancing our real-time dust monitoring, to identify when the working environment may present a hazard, allowing us to address the issue. We prioritise controls that are most effective, such as dust suppression and dust extraction engineering controls, to eliminate or reduce potential exposures as far as reasonably practicable instead of relying on controls that are less effective, such as respiratory protection. We have observed consistent control of CMD exposures with no employees or contractors potentially exposed to CMD above the OEL since FY2021.

In FY2025, 21 cases of coal mine dust lung disease (CMDLD)1 were reported to the Workers’ Compensation Regulatory Services.2 There was one claim accepted for a current BHP employee. For cases involving current employees, we offer counselling, medical support and redeployment options where relevant. Former employees may be eligible for workers’ compensation insurance and their associated care is managed externally to BHP.

Physical and mental health

The physical and psychological health and wellbeing of our workforce is paramount. We continue to enhance the inclusivity and future-readiness of our employees and contractors. We engage with initiatives such as ‘Minding Mining Minds’, which aims to develop tools and evidence-based models to build capability and share these learnings across industry, along with the Building Safe and Respectful Workplaces (BSRW) program, which strives to eliminate disrespectful behaviour in the resources industry, including sexual harassment, bullying and racism. In FY2025, we included the BSRW education into our global onboarding training, and we refreshed Our Code of Conduct training.

We acknowledge the importance of effective fatigue management both at home and in the workplace. Fatigue is a known risk factor for workplace accidents and incidents. Our operated assets have fatigue management plans in place to provide guidance on how to manage and control risks associated with human fatigue. Key controls include managing work hours and providing sufficient opportunity for sleep, rest and recovery, along with self-assessment fatigue forms, monitoring of fatigue-related symptoms and reporting fatigue-related hazards where appropriate.

Footnotes

1.

CMDLD is the name given to the lung diseases related to exposure to coal mine dust and includes coal workers’ pneumoconiosis, silicosis, mixed dust pneumoconiosis and chronic obstructive pulmonary disease.

2.

Cases reported to Workers’ Compensation Regulatory Services are not an indication that the CMDLD was related to work. BHP evaluates each case for work-relatedness and, where identified, the case will be included in occupational illness reporting.

Psychosocial harm

We manage psychosocial harm as a health and safety risk for BHP.

We have developed an organisation-wide psychosocial risk framework which helps our people identify and give feedback on their work environment and the psychosocial hazards they face and how they may impact psychological and physical health, to help us identify where harm may be occurring.

Responsibility for managing psychosocial risk (including sexual harassment and racial harassment) is shared within BHP. The Group Health team is accountable for:

•	performing second-line assurance of BHP’s performance against this risk

•	engaging with industry to share and learn best practice

•	supporting our operated assets and functions to progress improvements to control psychosocial risk

Risk management

Psychosocial harm risk assessments identify scenarios in which psychosocial hazards like sexual, racial or gendered harassment may arise, their potential causes and the controls we can implement to prevent and reduce the risk of harm as far as reasonably practicable.

Some of our embedded psychosocial risk preventative and mitigating controls include:

•	mandatory training in our Our Code of Conduct for employees and contractors, with a focus on enacting and maintaining respectful behaviours

•	setting clear cultural expectations and leadership responsibilities

•	enhanced security at accommodation villages

•	alcohol management policies

•	data transparency and action

•	person-centred response and support

•	accessible and confidential reporting options and investigations, including multiple resolution options

•	appropriate and proportionate disciplinary action

During FY2025, we moved to a new global Employee Assistance Program (EAP) provider, Converge International. Converge International provides a dedicated panel of psychologists who are trained in trauma-informed practices, each with more than five years of experience working with individuals impacted by sexual harassment.

The new EAP provider also offers a broader range of holistic support services, including nutritional, career, financial, and legal counselling. This has enabled us to introduce specialist helplines, such as for domestic violence, Indigenous employee support and LGBT+ hotlines.

>For more information refer to cultural diversity and racial equity in OFR 9.5.

Sexual harassment

Sexual harassment has been defined as a health and safety risk at BHP since CY2018. In FY2025, we integrated sexual harassment into a broader focus on psychosocial harm risk.

Sexual harassment is completely unacceptable at BHP. We focus on preventing sexual harassment by addressing the contributing factors while strengthening our ability to respond to incidents and intervene early. We consider impacted people at the centre of our response and seek to ensure they are supported and empowered. More broadly, we continue to build awareness and capability in psychosocial hazard identification and management into the way we work. We expect our employees and contractors to identify and call out disrespectful or harmful behaviours, including bullying, racism and sexual harassment.

BHP’s strategy to eliminate sexual harassment is underpinned by the Australian Human Rights Commission Guidelines for Complying with the Positive Duty under the Sex Discrimination Act 1984 (Cth). In developing our strategy, we sought guidance from external experts, such as Kristen Hilton, Kate Jenkins AO along with the Queensland University of Technology.

Reports of sexual harassment and racial harassment

We encourage our workforce to report any concerns relating to disrespectful behaviours. We provide centralised and confidential reporting tools and mandatory reporting requirements for line leaders who are informed of serious concerns.

Reports of sexual harassment and racial harassment are investigated by our specialised Response and Investigations team, which is a business unit independent of our operations. This team includes personnel trained in responding with a trauma-informed and person-centred approach.

There was a 3 per cent increase of reports of sexual harassment from 417 in FY2024 to 429 in FY2025 and a 6 per cent decrease of reports of racial harassment from 109 in FY2024 to 103 in FY2025.1 These behaviours are unacceptable and BHP is continuing to work towards eliminating them. In FY2025, 53 per cent of sexual harassment reports and 52 per cent of racial harassment reports received into BHP’s misconduct reporting channels were logged by managers or leaders on behalf of the workforce.

During FY2025, 102 cases of sexual harassment2 and 24 cases of racial harassment were established following investigation across BHP’s global operations, including conduct on-site, off-site and in offices.3

100 individuals responsible for sexual harassment and 20 responsible for racial harassment had their employment terminated (or were removed from site if a contractor) or resigned.

Of the 102 established sexual harassment cases:

•	nil involved sexual assault

•	31 involved sexualised and indecent touching

•	36 involved sexually aggressive comments, stalking, grooming or image-based harassment

•	33 involved other forms of sexual harassment, including sexualised conversations or jokes

•	1 involved gender-based harassment

•	1 involved creating a hostile work environment based on sex

People who may have been impacted by sexual harassment and racial harassment are offered specialised support by the Ethics Support Service. The impacted person’s preferences as well as the type and severity of the alleged misconduct are considered in determining the appropriate response, which may include an investigation, training, mediation, facilitated conversations and line leader intervention. Consistent with this, in FY2025 65 reports of sexual harassment and 24 reports of racial harassment were dealt with through non-investigative resolution pathways, instead of an investigation being conducted. There were also 141 reports of sexual harassment and 27 reports of racial harassment that were not investigated due to insufficient information or the wishes of the impacted person. Examples include anonymous reports and non-participation of the impacted person.

Senior leadership and the Risk and Audit Committee of the Board receive reports with de-identified data on the number of complaints, nature of complaints, investigations and other resolution pathways, outcomes and timelines.

>For more information, refer to bhp.com/sustainability/safety-health/sexual-harassment

Footnotes

1.	FY2024 and FY2025 data includes all former OZ Minerals Australian assets and OZ Minerals Brazil assets.

2.

Sexual harassment is, as defined in the Sex Discrimination Act 1984 (Cth), an unwelcome sexual advance, unwelcome request for sexual favours or other unwelcome conduct of a sexual nature, in circumstances where a reasonable person, having regard to all the circumstances, would have anticipated the possibility that the person harassed would be offended, humiliated and/or intimidated. Sexual harassment encompasses a range of conduct, including displaying sexually graphic images, sexually suggestive comments, suggestive or inappropriate looks, gestures or staring, non-consensual touching or acts of a sexual nature and sexual assault. We note the definition of sexual harassment may vary in different jurisdictions.

3.	This figure includes cases opened in FY2025 or earlier and closed in FY2025.

9.7 Ethics and business conduct

Our conduct

Our Code of Conduct (Our Code) helps us deliver on our purpose and make better decisions every day. It applies to everyone who works for us, with us or on our behalf. In March 2025, we relaunched a simplified and streamlined version of Our Code designed to support clearer values-driven decision-making.

To assist our employees and contractors to understand how Our Code applies, regular mandatory training is undertaken. Breaching Our Code can result in serious consequences, including counselling, warnings and termination of employment. We encourage people to speak up where a decision or action is not in line with Our Code or Our Values.

BHP treats reports of business conduct concerns with appropriate confidentiality and prohibits any kind of retaliation against people who make or may make a report (including reports to regulators), or who cooperate with an investigation. All forms of retaliation are considered misconduct and grounds for disciplinary action, up to and including termination of employment. We have policy and process documents to support a ‘safe to speak up’ culture, including our BHP Whistleblower Policy.

>Our Code is available in five languages and accessible at bhp.com/about/operating-ethically/our-code/

>Our BHP Whistleblower Policy sets out additional information, including protections available to people who make eligible disclosures under Australian law, and is accessible at bhp.com/-media/documents/ourapproach/operatingwithintegrity/taxandtransparency/240523_bhpwhistleblowerpolicy

Employees and contractors can raise their concerns through a number of channels (including anonymously) or through leaders. Anyone, including external partners, stakeholders and the public, can lodge a concern in the form of a report, either online in our channels to raise misconduct concerns or via the 24-hour, multilingual call service.

Reports received are assessed by the Ethics and Investigations team, and where necessary the Legal or Compliance teams, to determine an appropriate response, which may include an investigation or other routes to resolution. In assessing this, BHP applies a proportionate and person-centred approach considering all participants. To continually improve our response to reports, feedback is regularly obtained from stakeholders, including case participants, external experts and management. Senior leaders and the Risk and Audit Committee of the Board receive quarterly reports including case metrics, outcomes and insights.

In FY2025, 3,515 reports were received into BHP’s channels for raising misconduct concerns.1,2 Of the total reports:

•	37 per cent were raised by leaders on behalf of someone else.

•	of the cases raised directly, 40 per cent were made anonymously.[3]

Of the reports closed during FY2025, 33 per cent contained one or more established allegations.4

We have seen a 35 per cent decrease of harassment and bullying reports received from 2,870 in FY2024 to 1,873 in FY2025.1,2 BHP continues with ongoing focus on awareness, training and early resolution, supported by the development of a centralised site for information and guidance, contributing to consistent and informed reporting.

Footnotes

1.	This excludes reports not containing a business conduct concern.

2.	FY2024 and FY2025 data includes all former OZ Minerals Australian assets and OZ Minerals Brazil assets.

3.	This excludes reports logged by leaders on behalf of others.

4.	This figure includes cases opened in FY2025 or earlier and closed in FY2025.

Anti-corruption

We continue our commitment to contribute to the global fight against corruption in the resources industry. Our commitment to anti-corruption is embodied in Our Charter and Our Code.

To manage corruption risk, we work to achieve optimal resource allocation to areas of our business with the highest exposure to corruption risks. Identifying, assessing and managing corruption risks associated with growth opportunities remains a significant area of focus for our Compliance function. A sub-team is dedicated to supporting functions that are responsible for initiating transactions and growth opportunities in countries with higher corruption risks.

Activities that potentially involve higher exposure to corruption risk require review or approval by our Compliance function, as documented in our anti-corruption compliance framework. In FY2025, we continued conducting monitoring focused on verifying the operation of anti-corruption controls in relation to higher risk relationships and activities, including the provision of community donations and sponsorships, identification and management of corruption risks relating to government officials and community leaders in the context of local procurement, and sole source procurement decisions. The monitoring utilises data analytics and AI to increase the effectiveness of the monitoring.

In the newly merged Ethics, Compliance and Human Rights team, Compliance remains independent of our assets and regions. Our Chief Ethics, Compliance and Human Rights Officer reports quarterly to the Board Risk and Audit Committee on compliance issues and meets at least annually with the Risk and Audit Committee Chair.

The Compliance team also participates in anti-corruption risk assessments of our operated assets or functions, our interests in non-operated assets and new business opportunities that may be exposed to material corruption risks. In FY2025, the team provided input into 21 anti-corruption risk assessments.

Anti-corruption training is provided to all employees and contractors as part of mandatory regular training on Our Code. Our Compliance team also regularly engages with identified higher risk roles and provides additional risk-based anti-corruption training for employees, contractors and employees of some of our business partners and community partners. In FY2025, we deployed an updated anti-corruption electronic learning module, which incorporates new scenarios designed to reinforce understanding and support learning. In FY2025, additional risk-based anti-corruption training was undertaken by 1,675 employees and contractors.1

Footnote

1.	This data includes OZ Minerals Brazil assets.

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

We believe knowing who ultimately controls and benefits from a company helps to manage risk and strengthen accountability. In FY2025, we continued our support for ultimate beneficial ownership transparency consistent with applicable regulation, listing requirements and other expectations for EITI supporting companies. We publish information about how we use beneficial ownership information in our anti-corruption processes (refer to bhp.com/sustainability/ethics-business-conduct). In parallel, we continued to publish our list of entities in which BHP Group Limited’s effective interest is 100 per cent and certain entities in which BHP Group Limited’s effective interest is less than 100 per cent, including all controlled subsidiaries operating in the mining sectors, all mining operations joint ventures generating material revenue for BHP (and available information in relation to the other legal owners in these joint ventures) and entities in which we hold a partial interest (with some exclusions – refer to bhp.com/sustainability/ethics-business-conduct).

Other initiatives include our representation on the Board of the EITI and financial support for Steering Committee membership of the Bribery Prevention Network (in Australia).

9.8 Climate Change

We believe the warming of the climate is unequivocal, human influence is clear and physical climate-related impacts are unavoidable. We recognise the role we play in supporting the net zero transition the world must make.

This 9.8 Climate Change reflects extracts from the corresponding disclosure in the Australian Annual Report have been omitted from this Form 20-F. Only information that is included in, or expressly incorporated by reference into, this Form 20-F shall be deemed to form a part of this Annual Report.

Our disclosures and approach to reporting

Climate Transition Action Plan

In August 2024, we published our second Climate Transition Action Plan (CTAP 2024) that provides an overview of our climate change strategy, commitments, targets and goals and forward-looking plans. Our CTAP 2024 was approved by the Board, with its development and ongoing implementation governed by the Board and its Committees and management. This OFR 9.8 updates certain aspects of our assumptions and plans since our CTAP 2024 and describes our progress in FY2025 against the strategy and our GHG emissions targets and goals, commitments and key metrics. The climate change targets and goals published in our CTAP 2024 are unchanged. Financial Statements note 16 ‘Climate change’ describes certain potential financial statement impacts, where material or relevant, of the assumptions, plans and actions of our climate change strategy and the consideration of climate-related risks in the assessment of significant areas of judgement and estimation in the financial statements.

>Our CTAP 2024 is available at bhp.com/CTAP2024

Given the global nature of our business, customers and supply chain, the development of our CTAP 2024 considered the goals of the Paris Agreement and the commitments and policy settings of relevant key jurisdictions at the time. Our global headquarters and some of our assets are located in Australia, which has a Long-Term Emissions Reduction Plan and legislated national targets to reduce Australia’s net GHG emissions to 43 per cent below CY2005 levels by CY2030, and to achieve net zero GHG emissions by CY2050.

We continue to monitor and take into consideration the evolving policy and regulatory landscape applicable to our operations as part of the periodic review by management and the Board of the appropriateness of and our progress towards our GHG emissions targets and goals.

Navigating our disclosures

	Our response			Supplementary information
TCFD recommended disclosures	This Report: Operating and Financial Review	This Report: Corporate Governance Statement & Remuneration Report	This Report: Financial Statements	Climate Transition Action Plan 2024
Governance: Disclose the organisation’s governance around climate-related risks and opportunities.[1]
a) Describe the board’s oversight of climate-related risks and opportunities	Page 30 and 40	Pages 87 to 100	–	–

b) Describe management’s role in assessing and managing climate-related risks and opportunities	Page 30	Pages 96 to 100	–	–

Strategy: Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning where such information is material.

a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term	Pages 44 to 48 Pages 66 to 71	–	Pages 148 to 151	Recommended disclosures (a) & (b): Pages 10 to 18[2] Pages 19 to 30 Recommended disclosures (b) & (c): Pages 31 to 38 Page 61 Page 62

b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning	Pages 39 to 53 Pages 66 to 71	–	Pages 148 to 151

c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	Pages 46 to 48	–	Pages 148 to 151

Risk Management: Disclose how the organisation identifies, assesses, and manages climate-related risks.

a) Describe the organisation’s processes for identifying and assessing climate-related risks	Pages 25 and 26 Pages 44 and 45	–	–	–

b) Describe the organisation’s processes for managing climate-related risks	Pages 25 and 26 Pages 44 and 45	–	–	–

c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management	Pages 25 and 26	–	–	–

Metrics and Targets: Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	Pages 48 to 53	Pages 104 to 112	–	–

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks	Pages 48 to 53	–	–	–

c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	Pages 48 to 53	–	–	–

Footnotes

1.	‘Risks and opportunities’ is the language adopted in the TCFD recommended disclosures, while under our Risk Framework we regard ‘risks’ as comprising both threats and opportunities.

2.

Refer to the updates in Pathways to our medium-term target and long-term net zero goal and Key changes to our projected pathway to our medium-term target and potential pathways to our long-term net zero goal since CTAP 2024 in this OFR 9.8.

TCFD-consistent disclosures

In accordance with the UK Listing Rules as set by the UK Financial Conduct Authority, we believe our disclosures are consistent with the four recommendations and 11 recommended disclosures of the Task Force on Climate-related Financial Disclosures (TCFD).

The Navigating our disclosures table on this page sets out the TCFD’s recommended disclosures, grouped under the four recommendations, and where our aligned disclosures can be found within this Report (refer to the Our response columns).

>For more information on our alignment with other climate-related sustainability and ESG standards refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025

Climate-related governance

Climate change and climate transition planning is a material governance and strategic issue for BHP, our Board and management as described in OFR 9.2.

>For more information on our governance of climate-related matters including risks (threats and opportunities) refer to our Corporate Governance Statement and Remuneration Report

Capital allocation

Capital allocation towards operational GHG emission reduction projects is considered as part of the maintenance capital category within our Capital Allocation Framework (CAF) (described in OFR 3), along with other forms of risk reduction, asset integrity, compliance and major, minor and sustaining projects intended to preserve the ability to generate value at our operated assets. This enables consideration of a risk assessment across qualitative and quantitative criteria relevant to each capital allocation decision. However, an important principle within the CAF prioritises operational GHG emission reduction projects prior to organic development and the other options for excess cash flow (shown in OFR 3) where they are critical in supporting the achievement of our operational GHG emissions medium-term target and long-term net zero goal. Individual operational GHG emission reduction projects must justify the investment based on abatement efficiency, technology readiness, maturity, operational impact and relative economics.

Operational GHG emission reduction projects are incorporated into our corporate planning processes that include review of our mine plans, which are critical to creating alignment across BHP. These processes guide the development of plans, targets and budgets to help us decide where to deploy our capital and resources. We have several Investment Review Committees that assist our decision-makers with review of proposed investments. The appropriate Investment Review Committee, based on investment size and any complexity elements, provides endorsement for whether to progress operational GHG emission reduction projects based on qualitative and quantitative measures. Our Quarterly Business Review forums in each region also review and update strategic direction and tactical progress on operational GHG emission reduction. Execution is monitored through periodic reporting to senior leaders and project sponsors on key performance indicators.

For FY2025, our incremental capital expenditure, operating expenditure and lease payments on initiatives associated with operational GHG emission reductions was approximately US$50 million.1

As indicated in our April 2025 Quarterly Operational Review and noted above, the pace of development of some decarbonisation technology has slowed, particularly in the displacement of diesel used for materials movement. As a result, we have updated our approach to capital and operational expenditure on decarbonisation based on the viability of commercially available technology. The introduction of diesel displacement technology into our operations accounted for most of our previously allocated operational decarbonisation expenditure in the decade to FY2030 and this expenditure will now be delayed into the 2030s. The revised estimate of spend to execute BHP’s operational decarbonisation plans over the decade to FY2030 is US$0.5 billion (reflecting capital expenditure and lease payments).

As technology readiness progresses, BHP anticipates our continued decarbonisation efforts will result in spend of at least US$4 billion in the 2030s. We will continue to prioritise the decarbonisation of our business activities and explore alternative decarbonisation projects subject to their satisfying our capital allocation hurdles. We will continue to work closely with our Original Equipment Manufacturer partners to advance diesel displacement technologies, including by investing in site-based trials, so that additional decarbonisation expenditure can again be allocated to the introduction of this critical technology as soon as practicable. We remain on track to meet our medium-term target to reduce operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by at least 30 per cent by FY2030 from an FY2020 baseline (baseline year and performance data adjusted. For more information on the adjustments we make refer to Climate-related metrics, targets and goals in this OFR 9.8)

>For more information on expenditure to support operational GHG emission reductions refer to Financial Statements note 16 ‘Climate change’

Footnote

1.

The calculation of this amount is considered on an incremental basis, referring to the incremental cost to facilitate BHP’s reduction in operational GHG emissions. For example, in a circumstance where a diesel-powered excavator is due for replacement, the incremental decarbonisation cost would be the difference between the cost of replacing it with a like-for-like diesel model versus the cost of replacing it with an electric alternative. This differential represents the additional investment made for the purpose of reducing operational GHG emissions.

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

>For information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for this medium-term goal and long-term net zero target, including the potential use of offsetting, refer to Climate-related metrics, targets and goals in this OFR 9.8

Value chain GHG emissions (Scope 3 emissions) – Shipping	Value chain GHG emissions (Scope 3 emissions) – Shipping
Medium-term goal: Support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products by CY2030, from a CY2008 baseline.	Long-term net zero target: Achieve net zero by CY2050 for the GHG emissions from all shipping of BHP products.
>For information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for this medium-term goal and long-term net zero target refer to Climate-related metrics, targets and goals in this OFR 9.8

Climate-related risk management

How we identify and manage climate-related risk

At BHP, we take an enterprise approach to risk management and operate under one Risk Framework for all risks, including transition and physical climate-related risks (threats and opportunities). We have mandatory minimum performance requirements to manage climate-related risks and apply them across our operated assets and functions, and to decision-making processes for sales, marketing and procurement.

To support the identification and management of climate-related risks at BHP, we monitor themes and signposts and interpret external developments associated with transition risk and physical climate-related risk, which may include existing and emerging scientific, technological, policy, legal and regulatory, reputational, market and other societal developments.

Our Climate Change Global Standard sets mandatory minimum requirements for assessing physical climate-related risks (for our progress to date refer to Physical climate-related risks and adaptation in this OFR 9.8), as well as for asset-level climate change plans and the value chain climate adaptation plan owned by our Commercial function. Asset-level climate change plans are required to be approved annually to ensure continued relevance.

In setting and monitoring delivery of our strategy, we consider climate-related risks (threats and opportunities), both physical and transition, across the following time horizons:

•	short-term (up to two years), aligning with our two-year budget process

•	medium-term (two to five years), defining supportive actions and initiatives that sit outside of our two-year budget process in order to support our long-term strategy

•

long-term (five to at least 30 years), given our supply, demand and pricing forecasts and our scenarios for portfolio analysis extend to 2050 and in some cases beyond, as do the climate projections data we use to underpin our physical climate-related risk assessments (which incorporate a 2070s time horizon)

We assess materiality of climate-related risks consistent with the process for all risks identified through our Risk Framework, considering the likelihood (by reference to timeframes) and severity of potential impacts (including to health and safety, the environment, communities, human rights and social value). This helps us to understand the significance of climate-related risks in the context of BHP’s overall risk profile and prioritise controls and decision-making for investment in risk mitigations. Climate change and climate-related risks have the potential to influence or exacerbate risks across our operations and functions, including those associated with asset integrity, pricing of inputs, access to markets, changes to regulation, access to funding and our reputation. They are required to be considered and, where applicable, integrated in accordance with our Risk Framework into our risk profiles to be managed across each of these time horizons (see the table below).

Under our Risk Framework, we implement controls designed to prevent, minimise or mitigate threats and enable or enhance opportunities. Opportunities include positioning our portfolio to capture growth in future-facing commodities, implementing measures to increase the resilience and reliability of critical infrastructure and creating mutual value through embedding our approach to equitable change and transition. Controls, which are reviewed at least annually, can be preventative or mitigating. A consistent approach allows climate-related risks to be considered across our business, integrated through our risk profile, to focus actions on risks that are material. We conduct annual reviews of our climate-related risk profile to identify, assess and manage new or evolving climate-related risks. Individual material climate-related risks are reviewed at least annually and when events or changes occur that may increase or decrease the risk exposure.

Relevant BHP risk factors (for more information refer to OFR 11)	Climate-related risk (threats)	Potential influence of climate-related issues on BHP risk factors over time[1]
		Short term (0 to 2 years)	Medium term (2 to 5 years)	Long term (5 to at least 30 years)[2]
Transition risk
Operational events	• Low technological readiness or delay to technological solutions to reduce GHG emissions (e.g. leading to extended lives and increased maintenance requirements of existing infrastructure)	Low	Low	Medium
Significant social or environmental impacts

•   Engaging in or association with activities with actual or perceived adverse climate-related impacts

•   Failure to meet evolving stakeholder expectations (e.g. impacting perceptions of social value contribution)

•   Political, regulatory or judicial developments

		Low	Low to medium	High
Low-carbon transition

•   Low to zero GHG emission technologies or changes in customer preferences altering demand for our products

•   Perceptions of climate-related financial risk reducing access to capital and/or insurance for BHP or our customers or suppliers

•   Reputational damage and litigation

•   Adverse market, legal or regulatory responses

		Low	Low	High
Adopting technologies and maintaining digital security	• Low technology readiness or delay to technological solutions to reduce GHG emissions	Low	Low to medium	High
Optimising growth and portfolio returns	• Failure to achieve expected commercial objectives due to climate-related impacts	Low	Low	High
Accessing key markets	• Legal or regulatory changes, with respect to carbon-intensive industries and exports • Low to zero GHG emission technologies or changes in customer preferences altering demand for our products	Low	Low	High
Inadequate business resilience

•   Geopolitical, global economic, regional or local developments or adverse events

•   Perceptions of climate-related financial risk reducing access to capital and/or insurance for BHP or our customers or suppliers

		Low	Low	High
Physical risk
Operational events	• Extreme weather and other climate-related events that may impact production and/or safety	Low	Low to medium	High

Significant social or environmental impacts	• Failure to adequately identify or appropriately manage physical climate-related risks	Low	Low to medium	Medium

Inadequate business resilience	• Acute and chronic physical climate-related impacts, event-driven and longer-term changes in climate patterns	Low	Low	Medium

Footnotes

1.

The estimated potential (i) change to the likelihood of relevant climate-related issues and their associated risk factors influencing BHP’s existing risk exposure; and/or (ii) degree to which they may exacerbate the potential severity of existing risks within our risk profile, based on currently available information and noting that some assessments are preliminary and/or incomplete (particularly in relation to physical climate-related risk) and may change significantly.

2.	The long-term time horizon covers an extended period, with climate-related risks having potential for both a greater level of influence and uncertainty in the later years.

>For more information on our Risk Framework, how we manage risk (including climate-related risk) and our risk factors refer to OFR 7 and OFR 11

>For disclosures on the management of transition risks (threats and opportunities) refer to Transition to a net zero economy in this OFR 9.8

>For disclosures about the studies we are undertaking to assess our exposure to physical climate-related risks and identify adaptation opportunities refer to Physical climate-related risks and adaptation in this OFR 9.8

Transition to a net zero economy

Our portfolio’s resilience

To address transition climate-related risks, we are pursuing opportunities to increase our exposure to products that enable and support decarbonisation, electrification, urbanisation and a growing population. Simultaneously, we aim to minimise the risk of capital being stranded in a rapidly decarbonising world.

Climate change, climate scenarios and the progress towards the global net zero transition are among the key drivers of decision-making that support our risk appetite and commodity outlook to inform strategy and corporate planning. Insights from commodity and portfolio reviews are presented to our ELT and Board. They inform major portfolio decisions and cascade through our planning processes, including how we allocate capital and how we unlock new business opportunities.

Our strategy formation, capital allocation and planning processes enable deliberate and timely responses to the climate-related risks (threats and opportunities) to our portfolio. We seek to maintain a strong balance sheet and monitor our net debt and gearing ratio (the ratio of net debt to net debt plus net assets). This gives us the flexibility to respond to changing external factors, including climate-related risks, as they arise. This, coupled with our Capital Allocation Framework, enables us to execute our portfolio positioning decisions for the benefit of our stakeholders including shareholders.

>For more information on our operational activities and our approach to our value chain refer to Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) and Value chain GHG emissions (Scope 3 emissions) in this OFR 9.8

>For more information on potential financial statement impacts due to climate-related risks refer to Financial Statements note 16 ‘Climate change’

Our planning range

We use our planning range (our long-term forecast of demand, supply and price across our commodities) for operational planning, strategy formation and investment decisions. It is comprised of three unique, independent planning cases: a ‘most likely’ base case, and an upside case and downside case that provide the range’s boundaries. These three cases reflect proprietary forecasts for the global economy and associated sub-sectors (i.e. energy, transport, agriculture, steel) and the resulting market outlook for our core commodities.

While not expressly designed as climate scenarios, our planning range assumes most developed economies reach net zero around CY2050 (and other developing economies reaching net zero in CY2060 and CY2070), with different global gross domestic product assumptions and pace and drivers of decarbonisation policy and technology across the three planning cases. The modelled outputs of our planning range result in global CO2 emission pathways implying a projected global temperature increase of around 2°C by CY2100. We regularly make updates to our planning range, with an update of key assumptions and our analysis of potential implications expected during FY2026.

To continue responding to changes in the external environment and help shape a more resilient strategy, we carefully monitor key signposts for economic, societal, political and technological changes that could materially move our planning range. We also regularly reassess our views on commodity and asset attractiveness.

Our 1.5°C scenario

Scenarios highlight different hypothetical pathways for the future and are not necessarily what we or others expect to happen. We use scenarios to explore different themes or end states to stress test business decisions and portfolio resilience.1 In FY2024, as one aspect of our analysis, we developed a new 1.5°C scenario, benchmarked against external scenarios, to test the modelled impacts of potential pathways towards deep decarbonisation and the climate-related transition risks it would give rise to. We believe it is unlikely this pathway will eventuate, because of current trends and global efforts to date to address climate change.

Our 1.5°C scenario uses aggressive assumptions around political, technological and behavioural change, particularly for hard-to-abate sectors, such as steel. For example, our 1.5°C scenario assumes that global energy-related CO2 emissions will peak by the mid-2020s and there will be a rapid rollout of steel decarbonisation technologies synchronised to technical and commercial readiness, with carbon capture utilisation and storage beginning in the mid-2020s, hydrogen-based direct reduced iron from the mid-2030s and electrolysis technologies from the 2040s. It also assumes that there will be strong policy pushes to enable rapid decarbonisation.

>For more information on the key assumptions and metrics for our 1.5°C scenario refer to pages 61 and 62 of our CTAP 2024 available at bhp.com/CTAP2024

We update our 1.5°C scenario analysis and associated portfolio resilience testing periodically, with our most recent assessment performed in CY2024 and presented in our CTAP 2024. As modelled in CY2024, our assessment indicated that the portfolio would be resilient under our 1.5°C scenario, while its impact would be different on each of our commodities: the value of our copper, potash and nickel assets increases relative to the base case of our planning range and offsets the effect to our portfolio from some downside risk to steelmaking coal (with some loss of value in steelmaking coal relative to the base case of our planning range and a marginal decrease in the value of our iron ore assets). At the time of the assessment, the net present value of our portfolio modelled under our 1.5°C scenario was approximately the same as under the base case of our planning range, indicating that we would be resilient in an accelerated transition to this 1.5°C outcome. It is important to note this does not account for changes that could be made or actions that could be taken if our 1.5°C scenario was to eventuate, such as harnessing new opportunities or mitigating potential financial impacts.

In FY2025, while we continued to consider our 1.5°C scenario in our strategy formation, we did not consider it as a sensitivity in capital allocation processes.

To provide further analysis of potential financial risks under a 1.5°C scenario, we have also reviewed an external scenario published by Wood Mackenzie aligned to a global average temperature increase limited to approximately 1.5°C and performed a price-only sensitivity using the latest operating plans for our steelmaking coal assets.

>For more information on the potential financial risks under a 1.5°C scenario refer to Financial Statements note 16 ‘Climate change’

Since our resilience assessment in CY2024, we have continued to position our portfolio of commodities and assets to create value for today and the future. In FY2025, BHP and Canada’s Lundin Mining formed the Vicuña joint venture to hold the Josemaria and Filo del Sol copper deposits located on the Argentina-Chile border. The Vicuña joint venture will create a long-term partnership between BHP and Lundin Mining to jointly develop an emerging copper district with world-class potential. This transaction aligns with BHP’s strategy to acquire early-stage copper projects as one of the levers to develop a portfolio of commodities that support the megatrends shaping our world, which we would expect to reinforce the resilience of our portfolio as a whole.

>For more information on our portfolio’s resilience in our 1.5°C scenario refer to Portfolio on pages 31 to 38 of our CTAP 2024, available at bhp.com/CTAP2024

For physical climate-related risks, we are undertaking studies to progressively identify, assess and quantify the potential future impacts to site operations and safety, productivity and estimated cost for our operated assets. These studies use a set of scenarios with average global temperature estimates that differ from that implied by our planning range or our 1.5°C scenario used to test resilience against transition climate-related risks, due to higher temperature outcomes usually being associated with greater physical climate-related risks. The scenarios we are considering in our studies of physical climate-related risks are intended to help inform a risk-based approach rather than reflect any view on future climate outcomes.

>For more information on our approach to physical climate-related risks refer to Physical climate-related risk and adaptation in this OFR 9.8

Footnote

1.

There are limitations to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not a forecast and is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate.

Carbon pricing

We embed carbon prices within our planning range that inform asset planning, asset valuations and operational decision-making, including the prioritisation of operational GHG emission reduction projects.

>For our qualitative and quantitative disclosures on planning range carbon pricing refer to Financial Statements note 16 ‘Climate change’

Equitable change and transition

Implementation

Our approach to equitable transition is grounded in our existing strategies, principles, policies, standards and frameworks in relation to our people, the environment, communities and other stakeholders and partners. Our Human Rights Policy Statement, Indigenous Peoples Policy Statement and Inclusion and Diversity Position Statement help underpin our approach and our Closure and Legacy Management Global Standard, Community and Indigenous Peoples Global Standard, Climate Change Global Standard and Environment Global Standard set out requirements aligned to our equitable change and transition principles.

New South Wales Energy Coal

On 16 April 2025, New South Wales Energy Coal received approval from the New South Wales Government of Modification 2 to continue mining at the Mt Arthur Coal mine to planned closure in June 2030. The approval provides time to continue working collaboratively with the community, suppliers and local businesses on plans to cease mining and deal with land and tenure BHP will no longer use, subject to future approvals, in order to transition the site and surrounds to their next productive use beyond 2030, while balancing business, community and regulatory needs and expectations. Following the approval, BHP announced a A$30 million community fund to support the Upper Hunter as it prepares for the responsible closure of the Mt Arthur Coal mine in 2030.

In April 2025, we announced that we have partnered with renewable energy and infrastructure company ACCIONA Energía to explore the potential development of a pumped hydro energy storage project at Mt Arthur Coal. BHP’s conceptual studies show that a pumped hydro energy storage project at Mt Arthur Coal has the potential to support around 1,000 jobs within the Upper Hunter region in the construction phase, contribute to ongoing economic activity in Muswellbrook and provide power for up to 500,000 homes across New South Wales every day.

Physical climate-related risks and adaptation

A changing climate can exacerbate and trigger physical climate-related risks, which include:

•	Acute physical climate-related risks: extreme climatic events, such as floods, cyclones and heatwaves, that may become more severe and/or more frequent because of a changing climate.

•	Chronic physical climate-related risks: the incremental worsening of conditions such as the gradual increase in the number of extreme heat days over the years, or rising sea levels.

The mining sector is exposed to both acute and chronic physical climate-related risks because of its remote outdoor operations with labour and physical capital exposed to the elements, and because of its dependency on global value chains. The long lives of mining assets mean they could encounter deteriorating conditions in later decades. Geographically dispersed sites and value chains increase the diversity of physical climate-related impacts we may face.

We are undertaking studies to assess our operations’ exposure to physical climate-related risks that draw on science-based climate data (described under Climate modelling). We also continue to progress our work to build further climate resilience, where appropriate, in asset planning, projects, operations and closure. Our approach to evaluating our operational physical climate-related risks is illustrated in the Our approach to physical climate-related risk diagram on the following page.

Climate modelling

Our climate hazard dataset (CHD) covering our operated assets and some key value chain locations enables us to deepen our understanding of our physical climate-related risk exposure, alongside local observational data and other sources of climate projections. In FY2025, we developed an online platform to make the CHD more readily accessible internally. The dataset covers more than 20 climate-related hazards and includes a baseline and projections for four future time horizons across this century, for the following scenarios, based on Shared Socioeconomic Pathways (SSPs) used by the Intergovernmental Panel on Climate Change:1

•	Low-case: estimated average global temperature increase of 1.8°C by CY2100 (SSP1-2.6)

•	Mid-case: estimated average global temperature increase of 2.7°C by CY2100 (SSP2-4.5)

•	High-case: estimated average global temperature increase of 4.4°C by CY2100 (SSP5-8.5)

Risk studies

In FY2025, our operated assets (excluding NSWEC, legacy assets and Western Australia Nickel) used our CHD to undertake or continue physical climate-related risk analysis. This included risk and impact transmission channel analysis and assessment of potential safety, production and cost impacts, informed by technical studies, such as flood modelling, water balance modelling and various quantitative assessments. The first stage of our physical climate-related risk analysis has focused on our operated assets that are currently producing (during FY2025). Western Australia Nickel was excluded from further analysis in FY2025 due to its temporary suspension. For NSWEC and legacy assets, we have been focusing on post-mining and closure phases, updating risk profiles and adaptation plans based on our latest knowledge of climate-related risks and potential impacts. We intend to continue this work in FY2026.

The table titled Potential physical climate-related risks at our operated assets and in their value chains on the following page shows the physical climate-related risks we have identified in studies to date as having potential to impact on our operated assets and value chains.

Risk controls

We have a range of existing controls in place for extreme weather-related risks. These include weather-related hazard detection, monitoring and associated weather preparation, emergency management plans and personnel trained in emergency response. We are committed to conforming with the Global Industry Standard on Tailings Management, including its climate-related requirements. We also employ measures to guard against potential equipment failure or inefficiencies during extreme weather. We undertake contingency planning for disruptions to our operated asset and value chain, including for scenarios caused by climate-related impacts.

As our understanding of physical climate-related risks at our operated assets evolves, we make updates to our risk profile and asset-level adaptation plans where relevant. For example, we have been progressing embedment of climate-adjusted risks into flood mitigation structure designs at Copper South Australia and BMA, and building climate projections into the weather budget and water balance modelling for strategic water planning at BMA. We expect to continue to identify adaptation opportunities to further protect value and enable growth as we progress our ongoing physical climate-related risk studies.

1.

Table SPM.1, Summary for Policymakers. In: Climate Change 2021: The Physical Science Basis. Contribution of Working Group I to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change. IPCC, CY2021.

>For more information on how physical climate-related risk has been considered in asset carrying values refer to Financial Statements note 16 ‘Climate change’

The role of our commodities in the transition

>For our disclosures on the indicative approach to classification of our commodities and the associated data on the production, revenue and capital expenditure for our commodities refer to our BHP ESG Standards and Databook 2025, available at bhp.com/ESGSD2025

Definitions and key details for our GHG emissions targets and goals

All the GHG emissions data we measure for the baseline year or reference year and performance for our GHG emissions targets goals are presented on an adjusted basis to provide the information most relevant to assessing progress against our GHG emissions targets and goals. The BHP GHG Emissions Calculation Methodology explains the different calculation approaches based on the purpose for which the data is being provided.

Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) medium-term target and long-term net zero goal definitions, assumptions, adjustments and additional key details

	Medium-term target	Long-term net zero goal
Description	Reduce operational GHG emissions by at least 30 per cent from FY2020 levels by FY2030	Achieve net zero operational GHG emissions by CY2050

Baseline year or reference year and period	Baseline year: FY2020 Period: FY2020 to FY2030	Reference year: FY2020. FY2020 is used as a reference year to track progress towards our goal but is not a baseline year for achieving our goal. Period: FY2020 to CY2050

Type and reduction	Type: Absolute Reduction: Gross; At least 30 per cent	Type: Absolute Reduction: Net; 100 per cent

Boundary	Inventory boundary: Scopes 1 and 2 emissions: Operational control

Exclusions	Non-operated assets and equity investments (included in our value chain GHG emissions (Scope 3 emissions) long-term net zero goal)

GHGs included	CO2, CH4, N2O, HFC, PFC, SF6

Offsetting	Our plan is to achieve our medium-term target through structural GHG emissions abatement instead of offsetting our operational GHG emissions. We will not use carbon credits surrendered to meet regulatory obligations (i.e. those used for compliance under regulatory schemes, such as Australia’s Safeguard Mechanism) to meet our target. In our projected pathway, we have not planned to use voluntary carbon credits to meet our medium-term target but if there is an unanticipated shortfall in our pathway, we may use voluntary carbon credits that meet our integrity standards to close the performance gap.	Expected, to close the performance gap beyond our structural abatement. However, for the reasons outlined in this OFR 9.8, we are currently unable to estimate the contribution of carbon credits to our long-term net zero goal.

Measurement approach	Scope 1 emissions are calculated using emission factors and methodologies required under mandatory local regulatory programs where BHP operates, including the National Greenhouse Energy and Reporting (NGER) scheme for Australian operations, Green Tax legislation (referencing Intergovernmental Panel on Climate Change (IPCC) emission factors) for Chilean operations and Canadian Greenhouse Gas Reporting Program (referencing IPCC emission factors) for our Jansen potash project. In the absence of mandatory local regulatory programs, the Australian NGER scheme emission factors and methodology are used. Scope 2 emissions are calculated using the market-based method using electricity emission factors sourced directly from the supplier where available, as evidenced by Renewable Energy Certificates and/or supplier-provided documentation. Where supplier-specific emission factors are not available, a default location-based emission factor for electricity, as published in local regulations or industry frameworks, is used.

Key adjustments made to baseline year or reference year and subsequent data	Baseline year (for our target) and reference year (for our goal) and performance data have been adjusted for divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024), our acquisition of OZ Minerals (completed on 2 May 2023) and for methodology changes (use of IPCC Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South) (methodology change adjustments applicable for baseline year and reference year and FY2020 to FY2024 performance data).

Target or goal setting method	Our target is measured on a cumulative GHG emission basis against an overall carbon budget. The target percentage reduction was established in FY2020 by applying the same rate of reduction to BHP’s GHG emissions as the rate at which the world’s GHG emissions would have to contract in order to meet the Paris Agreement goal to hold global average temperature increase to well below 2°C above pre-industrial levels (known as the ‘absolute contraction method’).	Our goal was developed with the ambition to achieve net zero for our operational GHG emissions by CY2050. Our progress against this goal will be measured on an absolute basis.

Target or goal derived using a sectoral decarbonisation approach	No, our target was derived using the absolute contraction method specified earlier. At the time of setting the target, there were no mining sector-specific pathways for jurisdictions where we operate.	No, however our goal is consistent with the global net zero ambition.

Process for reviewing the setting of the target or goal	The Board approves BHP’s significant social, community and sustainability policies (upon recommendation from the Nomination and Governance Committee), including those related to climate change and climate transition planning, public sustainability goals and targets (including for GHG emission reductions). We review our GHG emissions targets and goals as part of the periodic development of an updated CTAP, or more frequently if required.

Process for monitoring progress towards the target or goal	Monitored on an annual basis through our business planning processes, which forecast operational GHG emissions and identify planned, proposed or potential GHG emission reduction projects out to CY2050. As part of this process, an internal GHG emissions target is set for the relevant financial year and monitored through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures. Our target is also monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results (as well as annual reporting disclosures), or more frequently if required.

Third-party validation of our target or goal	No, but we obtain reasonable assurance over our externally reported performance against our target and goal.

Carbon budget for target or goal period	126.9 MtCO2-e (FY2020 to FY20230). This reflects a linear reduction between our baseline year and the target year. In the interim years before FY2030, we periodically refer to our carbon budget to assess our cumulative GHG emissions against our carbon budget to FY2030. This enables us to determine if we are on track to achieve our medium-term target or whether we anticipate potential use of voluntary carbon credits to close any performance gap by FY2030 (which we do not currently anticipate).	For the period FY2020 to FY2030, refer to the carbon budget for our target. We do not currently use a carbon budget for the period beyond FY2030.

Expected progression	Progress towards our target and goal is expected to be non-linear and affected by organic changes in our production of commodities and the availability, capability and competitiveness of low emissions technology.

Value chain GHG emissions (Scope 3 emissions) medium-term goals definitions, assumptions, adjustments and additional key details

	Steelmaking medium-term goal	Shipping medium-term goal
Description	Support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY2030.	Support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products.
Baseline year or reference year and period

Reference year: CY2020 (global average GHG emissions intensity for conventional blast furnace steelmaking as at CY2020, being 2.2 tonnes of CO2 per tonne of crude steel. Source: IEA Iron and Steel Technology Roadmap (October 2020)). CY2020 is used as a reference year to assess the potential of collaborative partnerships and venture capital investments to which we may commit funding (refer to Measurement approach in this table) but is not a baseline year for achieving our goal

Period: FY2020 to CY2030.

Baseline year: CY2008 (reflecting International Maritime Organisation (IMO) objectives for the shipping industry) Period: CY2008 to CY2030.
Type and reduction	Type: Not applicable Reduction: Not applicable	Type: Intensity Reduction: Gross; 40 per cent
Boundary	Not applicable

GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP, where the transportation was of BHP-produced products sold by BHP. In some cases, the goal’s boundary may differ from the boundaries under mandatory reporting.

Inventory boundary: Scope 3 emissions, Category 4, shipping of BHP products only.

Exclusions	Not applicable

GHG emissions from maritime transportation owned, operated and/or chartered and paid for by a third party, where the transportation was of BHP-produced products sold by BHP.

GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP, where the transportation was of third-party-produced products sold by BHP (pursuant to our third-party-trading activity).

GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP or a third party, where the transportation was of products purchased by BHP.

GHGs included	Not applicable	CO2, CH4, N2O
Offsetting	Not applicable	Not planned but will be periodically assessed
Measurement approach	Committed funding (US$) for collaborative partnerships and venture capital investments with the aim to support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking.	Average gCO2-e per deadweight tonne per nautical mile (gCO2-e/dwt/nm), weighted based on IMO defined vessel size ranges utilised by BHP during the time period, using a well-to-wake CO2-e emission factor from EU Regulation 2023/1805.
Key adjustments made to baseline year and subsequent data	Not applicable	Baseline year and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP’s portfolio due to the data availability challenges of adjusting by asset or operation for CY2008 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. Baseline year and performance data have also been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023.
Goal setting method	Qualitative. Tracked based on the funding (US$) we commit in collaborative partnerships and venture capital investments with the aim to support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking.	Set as a point in time, i.e. with the specific date of ‘by CY2030’ for our goal to support a 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the goal is not based on a trajectory and does not imply a specific carbon budget, and so Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the goal date.
Goal derived using a sectoral decarbonisation approach	Not applicable	No, although our goal is generally consistent with the IMO’s CY2030 emissions intensity goal for the international shipping sector and we selected CY2008 as our goal’s baseline year to align with the base year for the IMO’s CY2030 goal and its corresponding reasoning and strategy.
Process for reviewing the setting of the goal	The Board approves BHP’s significant social, community and sustainability policies (upon recommendation from the Nomination and Governance Committee), including those related to climate change and climate transition planning, public sustainability goals and targets (including for GHG emission reductions). We review our GHG emissions targets and goals as part of the periodic development of an updated CTAP, or more frequently if required.
Process for monitoring progress towards the goal	Monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results and annual reporting disclosures, or more frequently if required.
Third-party validation of our goal	No, but we obtain limited assurance over our externally reported performance against our goals.
Carbon budget for goal period	Not applicable	Our goal is not based on a trajectory and does not imply a specific carbon budget.
Expected progression	Not applicable	Progress towards our goal is expected to be non-linear and affected by organic changes in our production of commodities and associated increases in vessel chartering, due to the dependence on the availability of GHG emission reduction solutions more broadly across the shipping industry.

Value chain GHG emissions (Scope 3 emissions) long-term net zero targets and goal definitions, assumptions, adjustments and additional key details

	Value chain long-term net zero goal	Shipping long-term net zero target	Direct suppliers long-term net zero target
Description	We have a long-term goal of net zero Scope 3 GHG emissions by CY2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone.	Target net zero by CY2050 for the GHG emissions from all shipping of BHP products. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low to zero GHG emission technologies, fuels, goods and services.	Target net zero by CY2050 for the operational GHG emissions of our direct suppliers. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low to zero GHG emissions technologies, fuels, goods and services.
Reference year, and period	Reference year: FY2020. FY2020 is used as a reference year to track progress towards our targets and goal but is not a baseline year for achieving our targets or goal. Period: FY2020 to CY2050
Type and reduction	Type: Absolute Reduction: Net; 100 per cent
Boundary

Total reported Scope 3 emissions are estimated on an equity basis for downstream GHG emissions. For the upstream GHG emissions component, the boundary is defined on a category-by-category basis due to data limitations.

Inventory boundary: Scope 3 emissions.

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

GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP, where the transportation was of third-party-produced products sold by BHP (pursuant to our third-party-trading activity).

GHG emissions from maritime transportation not owned or operated by BHP but chartered and paid for by BHP or a third party, where the transportation was of products purchased by BHP.

Scope 3 emissions (for our direct suppliers) associated with our purchased goods and services (including capital goods), fuel- and energy-related activities, business travel and employee commuting.
GHGs included	Defined by the available data, which differs by Scope 3 emissions category. We intend to continue to improve our GHG emission calculations over time to encompass specific GHGs as data becomes available.	CO2, CH4, N2O	Defined by the available data, which differs by Scope 3 emissions category. We intend to continue to improve our GHG emission calculations over time to encompass specific GHGs as data becomes available.
Offsetting	We anticipate offsetting by our customers, suppliers and other third parties will play a role in meeting our long-term net zero goal (and potentially our long-term net zero targets), particularly for residual GHG emissions in steelmaking, which are not currently expected to reach zero by CY2050. Where third parties offset their GHG emissions that appear in our reported Scope 3 emissions inventory, we plan to recognise and report the net GHG emissions after offsetting. Carbon credits sourced by third parties in our value chain and associated with GHG emissions that appear in our reported Scope 3 emissions inventory would need to be high-integrity before we recognised that offsetting in our reporting. Our carbon offsetting integrity standards are available at bhp.com/sustainability/climate-change/carbon-offsetting

Measurement approach	Description of the calculation methodology used for each Scope 3 emissions category can be found in the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com/sustainability	Vessel- and voyage-specific GHG emissions calculated using maritime transport emission factors from EU Regulation 2023/1805.	As a proxy for measurement of the Scopes 1 and 2 emissions of our direct suppliers, progress is currently measured using Categories 1, 3, 6 and 7 emissions data using a mix of spend-based and activity-based methodology.
Key adjustments made to reference year and subsequent data	Category 1, Category 3, Category 4 (maritime component), Category 9 (maritime component), Category 10, Category 11 and Category 15 GHG emissions in reference year and performance data have been adjusted for the divestment of our interest in Cerrejón (with an effective economic date of 31 December 2020), divestment of our interest in BMC (completed on 3 May 2022), divestment of our interest in the Rhourde Ouled Djemma (ROD) Integrated Development (completed in April 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023). The remaining categories have not been adjusted due to their immateriality to our long-term net zero goal.	Category 4 (maritime component) and Category 9 (maritime component) GHG emissions in reference year and performance data have been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution (BSI) EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023 (adjustment applicable for reference year and FY2020 to FY2024 performance data), and have been adjusted for the divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023).	Category 1 and Category 3 GHG emissions in reference year and performance data have been adjusted for the divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023). Categories 6 and 7 were not adjusted due to their immateriality to our long-term net zero target.
Target/goal setting method	Set as a point in time, i.e. with the specific date of ‘by CY2050’ to reach the target or goal of net zero, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the target or goal is not based on a trajectory and does not imply a specific carbon budget, and Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the target or goal date.
Target/goal derived using a sectoral decarbonisation approach	No
Process for reviewing the setting of the target/goal	The Board approves BHP’s significant social, community and sustainability policies (upon recommendation from the Nomination and Governance Committee), including those related to climate change and climate transition planning, public sustainability goals and targets (including for GHG emission reductions). We review our GHG emissions targets and goals as part of the periodic development of an updated CTAP, or more frequently if required.
Process for monitoring progress towards the target/goal	Monitored on a yearly basis through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures, or more frequently if required.
Third-party validation of our target/goal	No, but we obtain limited assurance over our externally reported performance against our targets and goal.
Carbon budget for target/goal period	Our targets and goal are not based on trajectories and do not imply specific carbon budgets.
Expected progression	Progress towards our targets and goal is expected to be non-linear and affected by organic changes in our production of commodities.

9.9 Nature and environmental performance

We recognise the interconnectivity of nature, climate and people and the risks posed by the unprecedented global deterioration of nature, including biodiversity. BHP’s business, our suppliers and customers, Indigenous peoples and the local communities where we operate, all depend on and enjoy nature and the ecosystem services it provides. We understand that our operations and our environmental performance can impact the natural environment, including the provision of ecosystem services.

We support the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD) and will continue to progressively evolve our disclosures in consideration of them.

Our Environment Global Standard, applicable to BHP’s operated assets, details our mandatory minimum performance requirements to deliver on our environmental-related commitments, which include those in the Our environmental-related commitments table below, and manage our environmental risks, using management systems aligned to ISO14001. This Global Standard (alongside our Climate Change Global Standard) also helps supports the achievement of our goals, targets and commitments.

>For more information on BHP’s approach to water stewardship, biodiversity and land, including associated strategies, refer to the following sections and bhp.com/water and bhp.com/biodiversity

>For more information on governance of sustainability topics, including nature, refer to OFR 9.2

>For more information on climate, community and Indigenous peoples, refer to OFR 9.8, 9.11 and 9.12

Nature-related goals and targets

We are committed to contributing to the global goal of halting and reversing nature loss by 2030, as outlined in the Kunming-Montreal Global Biodiversity Framework. Our environmental commitments, 2030 Healthy environment goal and context-based water targets support our contribution to this global goal.

Our 2030 Healthy environment goal is to create nature-positive1 outcomes by having at least 30 per cent of the land and water we steward2 under conservation, restoration or regenerative practices. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities. Key progress in FY2025 against our Healthy environment goal includes:

•

We initiated our BHP Healthy environment goal roadmap by creating an implementation plan for a 158,000-hectare voluntary conservation project at Copper South Australia. The project is expected to be carried out in FY2026.

•	Carrapateena, Prominent Hill and legacy assets were incorporated into the BHP Healthy environment goal roadmap, which now applies to all our operated assets.

•	In FY2025, the area under conservation, restoration or regenerative management practices increased by over 14,500 hectares compared to FY2024, to 98,415 hectares.

•	We advanced our work on valuing nature by obtaining a technical peer review of our natural capital metrics framework. For more information refer to the Biodiversity section.

>For more information on our 2030 goals, metrics and milestones refer to OFR 9.4 and on progress against our Healthy environment goal refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025

>For more information on our context-based water targets refer to the Fresh water and oceans section.

We are continuing to select projects from our BHP Healthy environment goal roadmap for detailed execution planning and seeking opportunities to design and advance projects in partnership with Indigenous peoples. We are also monitoring the evolving external nature landscape, including developments in nature-related frameworks, standards and methodologies and in definition of the global nature ambition. We are exploring ways to respond to these emerging insights in our approach to our Healthy environment goal.

Footnotes

1.

Nature-positive is defined by the TNFD Glossary version 1.0 as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state’. We understand it to include land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. We are monitoring the evolving external nature landscape, including developments in nature frameworks, standards and methodologies and in definition of the global nature ambition.

2.

Excluding areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030. For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025.

Nature-related risk and impact management

Our approach to nature recognises the five key drivers of nature loss outlined by the Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services – changes in land and sea use, direct exploitation of natural resources, climate change, pollution, invasive species; across the four realms of nature – land, ocean, fresh water and atmosphere.

We identify, assess and manage environment-related risks (threats and opportunities) according to our mandatory minimum performance requirements for risk management, described in OFR 7, and our Environment Global Standard. In FY2025, we improved our understanding and identified opportunities to improve management of nature-related risk in our value chain. This included identifying prioritised environmental risks to enhance the due diligence undertaken as part of our activities under our Responsible Minerals Program, guided by the OECD’s Handbook on Environmental Due Diligence in Mineral Supply Chains.

>For more information on the nature-related impacts and dependencies evaluated through the development of the BHP Healthy environment goal roadmap refer to bhp.com/environment

>For more information on our water-related risks refer to bhp.com/water

>For more information on our Responsible Minerals Program refer to OFR 9.13 and bhp.com/value-chain-sustainability

>For more information on our environmental approach refer to the Environment Global Standard and our nature-related management and governance processes at bhp.com/environment

Fresh water and oceans

We depend on access to water and cannot operate without it. Our Water Stewardship Position Statement outlines our vision for a water secure world by 2030. This is supported by our Water Stewardship Strategy, which focuses on understanding and managing water-related risk, disclosure, contributing to the resolution of shared water challenges, valuing water and sharing innovations and learning.

We report water data as part of the BHP ESG standards and Databook 2025, available at bhp.com/ESGSD2025.

Key insights from our FY2025 water performance are outlined below.1

•	Seawater withdrawals remained our largest source, accounting for 52 per cent of total withdrawals at 221,860 megalitres (ML), similar to 223,440 ML in FY2024.

•	Low-quality water (Type 3) made up 62 per cent of total withdrawals, with volumes stable at 266,920 ML, compared to 269,460 ML in FY2024.

•	Freshwater withdrawals (Type 1 and 2) increased by 46 per cent, rising from 111,120 ML in FY2024 to 162,740 ML in FY2025, primarily due to increased rainfall and runoff at BMA.

•

Water withdrawals in water-stressed areas decreased from 33,450 ML in FY2024 to 31,830 ML in FY2025, largely due to the cessation of terrestrial groundwater extraction at Cerro Colorado in December 2023.

•	Water discharges rose by 15 per cent, from 128,100 ML in FY2024 to 147,510 ML in FY2025, driven by increased surface water discharge at BMA following significant rainfall.

•	Recycled and reused water volumes at Pampa Norte declined significantly due to a further refinement of the calculation methodology and shift from estimated to measured data in one of the flows.

Context-based water targets (CBWTs)

CBWTs are developed based on water-related risks in the catchment areas and shared water challenges identified through an independent Water Resource Situational Analysis (WRSA). The CBWTs aim to improve our water management and contribute to collective benefit and shared approaches to water management in the regions where we operate.

Following the FY2023 release of WRSAs and CBWTs, we added an addendum to our Andean aquifers and San Jorge Bay WRSAs in FY2025 after stakeholder consultations were initially delayed due to social unrest in Chile. This addendum, which reflects the participation of various actors, presents the updated shared challenges and opportunities for collective action for the Altoandina macrozone in the Tarapacá and Antofagasta regions and for San Jorge Bay, all in northern Chile. We also published a WRSA for the Hunter River catchment in New South Wales, Australia, and released a CBWT for NSWEC. The NSWEC CBWT aims to enhance ecosystem connectivity through revegetation and targeted restoration along the Hunter River riparian zones. Additionally, we released a CBWT for the Globe-Miami legacy asset site in Arizona, which aims to improve the sustainability of regional water resources by diverting natural water flows around mine-affected areas. This CBWT was informed by the Cobre Valley Watershed Restoration and Action Plan, a report developed by the Cobre Valley Watershed Partnership with contributions by BHP as a stakeholder. We have now achieved our commitment to develop CBWTs within our operations but may release further CBWTs when appropriate for the operating, environmental and social context.2

We continue to seek opportunities to source our water from lower-grade sources, particularly in water-stressed areas. Both Copper South Australia and Pampa Norte in Chile have CBWTs to materially reduce terrestrial water use. Escondida’s operational water withdrawals have been sourced from desalinated seawater since FY2020.3 Both Escondida and Pampa Norte have a CBWT to improve the water efficiency in mining operations by 10 per cent by FY2030 from a FY2022 baseline, aiming to optimise marine water use.

In some areas, we extract more water than we use through mine dewatering and have set our CBWTs in consideration of this local context. For example, one of WAIO’s CBWTs is ‘at least 50 per cent of WAIO surplus water will be prioritised for beneficial use to improve the sustainability of regional groundwater resources or generate social value’.

Footnotes

1.

Water performance data does not include Carrapateena or Prominent Hill operations. We intend to incorporate these operations in our reporting from FY2026, following an update to reporting practices to align to the Minerals Council of Australia’s Water Accounting Framework (WAF) and ICMM guidance, ‘Water Reporting: Good Practice Guide (2nd edition)’.

2.

CBWTs are intended to apply at the asset level for our operated assets. We will review the need to revise or create CBWTs when there are substantial changes to our portfolio or one of our projects moves into the operational phase.

3.

Small quantities of groundwater are extracted for pit dewatering and to recover seepage from tailings, to enable safe mining and support environmental control. This water is used for operational consumption.

Footnote

1.

Some water allocations at BMA are not made available for sale ‘in year’ and are retained for strategic contingency purposes as ‘carry over’. Unutilised ‘carry over’ is subject to ongoing assessment throughout the year as to what can be made available. At 30 June, any unused ‘carry over’ amounts are incorporated into the following financial year’s ‘in year’ water for the total river scheme’s announced allocations by the Resource Operator.

>For more information on WRSAs and CBWTs refer to bhp.com/water and bhp.com/sustainability/environment/water/shared-water-challenges

>Detailed information on water accounting and reporting of metrics required by the ICMM Guidance is available at bhp.com/water

>For more information on our water performance in FY2025 and case studies on activities we are undertaking, including BHP’s Global Water Challenge, refer to bhp.com/water

Biodiversity

Our Group-level biodiversity strategy outlines our purpose and strategic priorities and is designed to inform operational decision-making and high-level strategic decisions. It enables alignment of asset-level biodiversity land and water objectives and supports delivery of our 2030 Healthy environment goal.

The focus areas in our biodiversity strategy are valuing natural capital, innovation and collaboration, and nature-related disclosures.

In FY2025, we advanced our work on valuing nature by obtaining a technical peer review of our natural capital metrics framework, which is designed as a foundational framework to select locally relevant metrics on the state and productivity of nature and guide the development of BHP natural capital accounts. We have identified an initial set of core metrics to track the effectiveness of our land and water management actions, including the conservation, restoration and regenerative actions under our 2030 Healthy environment goal.

We have continued to evolve our nature-related disclosures. For example, we have updated our geospatial land data reporting methodology, applying a standardised global equal area projection. We have also developed an in-house methodology to map important biodiversity and ecosystems, based on global, publicly available datasets. We report biodiversity data as part of the BHP ESG Standards and Databook 2025, available at bhp.com/sustainability

Our work on innovation and collaboration continued through on-ground action in FY2025. For example:

•

We renewed our commitment to Bush Blitz, a partnership between BHP, the Australian Government and Earthwatch Australia that commenced in 2010, which is Australia’s largest nature discovery program to document plants and animals. In September 2024, BHP and the Australian Government made a joint investment of A$11.6 million, of which BHP contributed A$5.8 million, to extend the program for another five years.

•

Since FY2021, we have partnered with Curtin University on the use of environmental DNA (eDNA) as a novel biomonitoring tool in developing improved ecosystem condition assessments. This program includes research on sampling eDNA from surfaces and air in terrestrial ecosystems, exploring abundance measures from eDNA sequence data, developing ecosystem condition indicators for wetlands and incorporating eDNA data into natural capital accounting approaches. As part of this program, in FY2025 we undertook eDNA sampling at several of our operated assets.

•

We extended our partnership with Care for Hedland for two more years, celebrating 20 years of collaboration. A key program is the flatback turtle monitoring program on Port Hedland beaches during nesting and hatching season.

•

We continued the pilot of the Seascape Framework, one of the world’s largest Indigenous created and managed marine conservation initiatives, in partnership with Conservation International based in Fiji.

>For more information on our 2030 goals refer to OFR 9.4. For information on our biodiversity strategy refer to bhp.com/biodiversity

>For more information on our approach to biodiversity and land management and case studies on activities we are undertaking, including our natural capital metrics framework, refer to bhp.com/biodiversity

Land

As at 30 June 2025, BHP owned, leased or managed approximately 7.9 million hectares of land. Approximately 2 per cent (approximately 149,700 hectares) of this area is currently disturbed for mining operation purposes and approximately 14 per cent (approximately 23,800 hectares) of land we have disturbed is currently rehabilitated. In FY2025, the WAIO progressive rehabilitation program reached a significant milestone, completing over 1,000 hectares of land rehabilitation – most of which was delivered by Traditional Owner rehabilitation contractors.

Most of the area we steward is in Australia and is for non-operational land uses, such as pastoral leases or land set aside for conservation. BHP’s approach to environmental management is tailored to different area types in our portfolio.

Footnote

1.

Land data is calculated as the total area of land owned, leased or managed by BHP at 30 June 2025. This value includes greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations.

>For more information on our approach to biodiversity and land management and case studies on activities we are undertaking refer to bhp.com/biodiversity

>For more information on our application of the mitigation hierarchy refer to bhp.com/environment

Atmosphere and air quality

We are improving how we manage air quality for particulate matter and gaseous emissions. Our programs use real-time monitoring, source sampling, incident tracking and risk-based assessments to better understand and control air quality impacts. Our Environment Global Standard requires an air quality management plan where a material risk of air quality related impact on community wellbeing or a sensitive environmental receptor is identified. Many of our sites have ongoing multi-year improvement initiatives to enhance long-term environmental performance on air quality. We report air emissions (including greenhouse gases and non-greenhouse gases) as part of the BHP ESG Standards and Databook 2025, available at bhp.com/ESGSD2025, and discuss our approach to and management of these at bhp.com/environment. In FY2025, we recorded a significant decrease in sulphur dioxide emissions following Western Australia Nickel going into temporary suspension.

>For more information on our approach to air quality refer to the Pilbara Air Quality Program case study at bhp.com/sustainability/environment

>For more information on our approach to managing occupational exposures associated with air quality refer to OFR 9.6

Environmental legal cases

In FY2025, seven fines totalling $US8,065,961 were issued, and then paid, in relation to environmental laws and regulations at our operated assets.

>For more information refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025 and Section 13 of the Directors Report.

An example from Monturaqui (Escondida) is described below.

Monturaqui (Escondida)

In March 2022, the Chilean Environmental Regulator (SMA) sanctioned Escondida, concluding it had breached its environmental permit due to its water extraction from the Monturaqui aquifer. In March 2022, the SMA imposed a fine of approximately US$8 million. In February 2023, Escondida filed an appeal before the First Environmental Court seeking to annul the SMA decision.

Shortly after the March 2022 SMA decision, two related environmental damage claims were filed in the First Environment Court of Antofagasta by the Attorney General’s Office and the Peine Indigenous community.

In October 2024, the case’s claimants, the Chilean Attorney General’s Office and the Peine Indigenous community, and defendants, Escondida, Compañía Minera Zaldivar (CMZ) and Albemarle (the latter two being other companies that extract (or previously extracted) from the Monturaqui aquifer), agreed on a US$98 million settlement proposal which was approved by the First Environmental Court. BHP and the involved parties are defining the schedule and governance procedures to implement the agreement. Escondida’s share is US$76 million. At the same time as it approved the settlement, the Environmental Court also issued a decision denying Escondida’s separate appeal against the US$8 million SMA fine. Escondida did not appeal the latter decision to the Supreme Court and paid the fine. This concludes the environmental damages claim.

Engagement

For activities related to our operated assets, BHP engages across communities, Indigenous peoples’ representatives, government, industry association memberships, our customers and suppliers, business and civil society on environmental management and nature-related topics. Through industry associations, such as the International Council on Mining and Metals and the CEO Water Mandate, we contribute to their advocacy efforts with governments.

In FY2025, our focus within the industry has been on streamlining approvals and permits while maintaining environmental performance standards and recognising that environmental, social and economic factors must be considered in these processes. Specific examples include:

•

engaging directly and indirectly (through the Minerals Council of Australia and Business Council of Australia) with the Australian Government on Environment Protection and Biodiversity Conservation Act reforms, expressing alignment with the Government’s aim to reform national environmental laws so it achieves the right balance between better outcomes for the environment and supporting economic growth, investment and job creation

•

indirect advocacy through the Chilean Mining Council regarding a legislative bill that modifies various legal bodies to strengthen environmental institutions and improve their efficiency; a bill on the use of seawater for desalination; and a bill on sectoral authorisations. For more information refer to the Chilean Mining Council at consejominero.cl/documentos

9.10 Tailings storage facilities

Tailings storage facilities (TSFs) are dynamic structures that accommodate the leftover materials from the processing of mined ore. Managing the safety and integrity of our TSFs across our operated and closed assets to protect people, the environment and communities where we operate is a primary focus.

>Our TSF Policy Statement is available at bhp.com/sustainability/tailings-storage-facilities

Our approach to TSF governance

For TSFs, we mandate three key first-line roles across our operated assets: Dam Owner, Responsible Tailings Facility Engineer and Engineer of Record. The second line comprises dam safety reviews, independent tailings review boards, tailings governance reviews and project-specific, independent-peer reviews, with our Internal Audit team comprising the third line.

>For more information on the three lines model refer to OFR 7

In accordance with the Global Industry Standard on Tailings Management (GISTM), the outcomes and actions resulting from the activities at each line are required to be documented, monitored, actioned and communicated on a regular basis to the relevant asset personnel, four Accountable Executives, who oversee TSF operations and governance, Executive Leadership Team, and the Board’s Committees in accordance with operational and governance processes.

Global Industry Standard on Tailings Management disclosure

We are committed to achieving alignment with the global benchmark for social, environmental and technical outcomes described within the GISTM for all operated TSFs. We support detailed, transparent and integrated disclosure regarding TSF management, publishing a public disclosure document on our website for all TSFs in alignment with the GISTM, supported by the BHP ESG Standards and Databook available at bhp.com/ESGSD2025. We have engaged a third-party contractor to progressively validate GISTM conformance aligned to the ICMM recommended timeframes.

As of August 2025, 61 of BHP’s TSFs are aligned with GISTM, with the remaining nine working towards alignment. Of the partially aligned TSFs, one TSF is classified as extreme consequence1, three TSFs are classified as high consequence and the remainder are classified as significant or low consequence. We have received third-party validation of our alignment for 22 TSFs, representing 92 per cent of our very high and extreme consequence classification TSFs. The remainder of the aligned TSFs are based on BHP’s assessment of GISTM alignment. These TSFs will be validated by a third party in line with ICMM recommended timeframes.

The classification of a TSF as partially aligned with GISTM is not a statement on that TSF’s risk or safety, but rather an assessment on the TSF’s conformance to the GISTM. BHP’s governance and risk management frameworks are in place across our operated sites and manage TSF safety and integrity. The GISTM public disclosure document details the work required and timeframe to achieve alignment for those TSFs that are currently only partially aligned.

Footnote

1.

This TSF’s classification increased to extreme during FY2025. Information on the basis of the current classification, along with general information on consequence classifications is available in the GISTM Public Disclosure at bhp.com/sustainability.

>For our Global Industry Standard on Tailings Management Public Disclosure 2025 refer to bhp.com/sustainability

9.11 Community

Understanding communities

Our approach to understanding community priorities and concerns includes:

At a global level, in FY2025:

•

BHP invited members of host communities, including Indigenous peoples, to participate in community perception surveys at our operated assets and several exploration regions, providing their perspectives regarding their community priorities, of BHP and our industry more broadly.

•

We progressed implementation of the feedback from a review by an external human rights expert of our globally consistent methodology for community and human rights impact and opportunity assessments which was first trialled in FY2023 and FY2024. The feedback has formed the basis for a revised methodology, which seeks to better integrate stakeholder engagement with the assessment and facilitate more consistency across our operated assets. Our next assessments using the revised methodology will commence from FY2026 and these will be used to inform our business and functional plans.

Community engagement and grievances

We internally track and report instances of community concerns, complaints and grievances received through our operational grievance mechanisms. In FY2025, there were 109 concerns and complaints, and one grievance received through our operated assets globally. The most frequent theme was conduct and behaviour, which refers to concerns over levels of communication or engagement, employment and procurement practices, and ethical behaviours. We also receive complaints related to operational impacts, such as road traffic, noise and dust. All operated assets seek to resolve and where appropriate, remedy adverse impacts to community members we have caused or contributed to through our operations.

To support continuous improvement of our community grievance mechanisms, we completed a second line assurance review of the grievance mechanisms at our operated assets and some exploration regions, which highlighted opportunities to increase accessibility and improve our internal data reporting and evaluation practices. These opportunities are expected to be pursued throughout FY2026.

>For more information on stakeholder concerns received through our local grievance mechanisms, local stakeholder engagement and ongoing community research, including community perception surveys, refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025

In support of our social value scorecard, we progressed understanding of ‘co-creation’ or ‘co-design’ across our business. The terms co-creation and co-design are used interchangeably within this report. Co-creation is a strategic approach involving the integration of diverse partners’ resources, knowledge and networks to resolve complex collective challenges or realise more enhanced outcomes through collaboration. It places BHP within a larger ecosystem where stakeholders actively participate in project development and delivery. In FY2025, seven of our nine operated assets developed and implemented co-created plans with communities, with 100 per cent of those programs achieving shared outcomes on track according to plan, detailed in the Regional Community updates below.

As our understanding of co-creation has evolved, we see that it is a methodology that has potential for broad application. Going forward, our metrics for the Thriving empowered communities pillar will shift to focus on measurable outcomes of community programs from FY2026 to FY2030, while we will look for meaningful opportunities to incorporate co-creation as a concept in other pillars. To support this transition, we developed an internal co-creation resource hub and held a global co-creation masterclass training series for a cross section of employees. The series was designed to enhance co-creation awareness and capability across our social value themes and will be advanced further in FY2026.

>For more information on our social value scorecard, including our co-creation metrics and milestones, refer to OFR 9.4

Regional community updates

The following section highlights the key issues identified through community research and stakeholder engagement, and the actions taken to address those issues at each operated asset.

Minerals Australia

Western Australia Iron Ore: In Port Hedland, local government challenges, liveability, childcare and cost-of-living pressures remain key concerns, and the community is looking for tangible investments to support community growth. We continue to work to develop strong community relationships. In Newman, negative perceptions towards fly-in fly-out (FIFO) arrangements and vacant BHP housing persist. We are working with the community to co-create programs to address these concerns, such as the East Newman Precinct Structure Plan, which aims to create a thriving community by establishing key priorities that will allow for better opportunities in healthcare, housing, education and cultural wellbeing in future redevelopments and design.

Copper South Australia: Increased engagement with the Roxby Downs community is improving relations. Residents expressed appreciation for our investment in local amenities, while also signalling expectations for broader contributions in areas such as essential services and retail offerings. Relationships with stakeholders in Prominent Hill and Carrapateena remained generally positive through continued on-ground engagement and support in the communities. The community perception surveys indicated that Indigenous peoples located near Carrapateena have some distrusting views towards BHP and the sector. Since BHP’s acquisition of Carrapateena we have expanded our engagement program across the Port Augusta community and increased cultural awareness training at the Carrapateena site, and engagement will be ongoing. Projects such as the Carrapateena Socio-Economic Knowledge Base co-created with the Spencer Gulf Cities provided shared community contribution and resources to enhance local planning and decision-making.

BHP Mitsubishi Alliance (BMA): We continue to engage with the community, councils and other local organisations to address negative perceptions of employment strategies and concerns around BHP’s long-term commitment and level of investment. In Moranbah and Dysart, we continue to work with local stakeholders through the SMART Transformation Project to co-create programs to address priority community issues, such as childcare, housing, education and community health and wellbeing.

New South Wales Energy Coal: Relationships continue to strengthen due to intensive engagement regarding BHP’s decision to close the operations in 2030 and efforts to co-design solutions with the community. There remains significant concern over economic uncertainty related to the energy transition in the Hunter Valley. Continued engagement and an open and transparent approach to closure planning will be critical to balancing business, community and regulatory needs and expectations.

Nickel West: Community concerns over the economic impacts of suspending operations are prevalent. BHP has sought to address this through commitments to redeploy all front-line workers and support a A$20 million Community Fund for improved liveability and economic diversification.

Minerals Americas

Escondida: Escondida continues to partner with local communities and stakeholders to be a valued company in the Antofagasta region, highlighting its commitment to education and local development. Community concerns are focused on a perceived security crisis, cost-of-living and unemployment rates, immigration issues, gaps in the healthcare system and concerns about the potential environmental impacts of industrial activity in the area. The announcement of Escondida’s growth plan has raised community expectations about how this investment will translate into tangible benefits for the quality of life of the region.

Pampa Norte Spence: Our social investment programs in Sierra Gorda and Baquedano are positively recognised by the communities. Our main efforts are focused on education and employability opportunities, as we aim to train the professionals who will lead the mining industry of the future, reinforcing our commitment to our host communities.

Pampa Norte Cerro Colorado: Cerro Colorado remains temporarily closed, however we have made progress in the potential reopening process with the local government and key stakeholders by reestablishing our community engagement and investment plans to address concerns raised by the closure. We are working to establish Early Voluntary Participation Agreements through a partnership with CORFO, the Chilean Economic Development Agency, and the Agency for Sustainability and Climate Change, creating a dialogue between local government, the private sector, communities and Indigenous peoples to allow for co-created and mutually beneficial results.

Jansen: Housing and childcare shortages in the community remain a challenge. We have collaborated with communities to co-create opportunities and develop innovative strategies, including a housing stimulation program. We continue to highlight the Jansen project and operational contributions to the local economy along with our investment in mining education skills and training.

Legacy assets: BHP’s responsible closure practices continue to support positive community relationships. Engagement with local communities, First Nations in Canada and Native American tribes in the United States has been an important part of the ongoing relationship restoration that seeks to address long-standing concerns regarding site maintenance, remediation, community access to rehabilitated lands and economic transition.

>For more information on our approach to community refer to bhp.com/communities

9.12 Indigenous peoples

Our Indigenous Peoples Policy Statement outlines our global approach to engaging and partnering with Indigenous peoples across the entire lifecycle of our activities, including exploration, closure and post-closure.1

In FY2025, we continued our efforts to operationalise our policy commitments to respect the rights of Indigenous peoples and seek ‘free, prior and informed consent’ (FPIC) for proposed new operations and capital projects that may potentially impact Indigenous people in accordance with the approach set out in our Indigenous Peoples Policy Statement. Globally, we continued the pilot of an Indigenous Peoples Risk Assessment (IPRA) process for assessing and managing the potential impact to Indigenous people across 14 human rights-related risk areas and to identify whether FPIC should be sought from potentially affected Indigenous peoples. We also continued to pilot a template for an FPIC strategy that sets out the proposed budget, schedule and milestones to meet during engagements with Indigenous peoples to seek their consent. Regionally, Indigenous Engagement teams in North America, Chile and Australia have prepared internal FY2026–FY2030 Regional FPIC Implementation Plans to give effect to BHP’s FPIC commitments under the Indigenous Peoples Policy Statement within the context of their different country situations.

We are continuing to design our standards and processes for the collection, access and reuse of cultural information that pertains to Indigenous peoples. Work was conducted internally in FY2025 to identify the areas of BHP’s business and activities that are relevant to Indigenous peoples’ cultural information and data sovereignty, and agree priority actions for FY2026.

Indigenous partnerships

Under the Indigenous partnerships pillar of our social value framework, we have set ourselves an aspirational goal of delivering respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes (refer to OFR 9.4).

In FY2024, we completed an inaugural assessment of the health of our relationships with a range of our Indigenous partners. The feedback indicated that relationships had been strained in the past. While BHP had made some progress in our relationships with Indigenous partners, there was still more to do to achieve our goal of delivering respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples, and support the delivery of mutually beneficial and jointly defined outcomes. Following the release of the results, we worked to deepen and strengthen our engagement with Indigenous partners in Australia, Canada and Chile in FY2025. Our regional Indigenous Peoples Plans in Australia and Canada were reviewed considering the partner feedback we received, with key actions incorporated into how we implement those plans. Partner feedback was also incorporated into the draft for the Regional Indigenous Peoples Plan in Chile. We plan to report on this metric every three years, with the next report scheduled for FY2027.

Progress to plan

We ‘partially met’ our FY2025 social value scorecard short-term milestone for ‘Indigenous voices and perspectives are incorporated into co-designed priorities in each region’, as two out of three countries (Australia and Canada) have published a co-designed regional Indigenous Peoples Plan that incorporates the voices and perspectives of Indigenous peoples.

Minerals Australia’s sixth Reconciliation Action Plan (RAP), which outlines specific commitments to Indigenous peoples in Australia, was released on 23 June 2023 and covers FY2024 to FY2027.2 The RAP target due to be completed in FY2025 was for Australian assets to deliver work-ready programs that target Traditional Owners and Aboriginal and Torres Strait Islander people to support job readiness, and this was achieved as planned. We are tracking the delivery of the RAP commitments which are due by the end of FY2027. Monitoring of overall progress occurs through the BHP Australian Indigenous Peoples Working Group (AIPWG) that is attended by the Minerals Australia Business President and Chief Legal, External Affairs and Governance Officer.

Minerals Americas approved its Canada Indigenous Partnerships Plan (CIPP) in FY2024.3 There are nine total CIPP objectives to be achieved over the life of the plan and all of them are on track as at the end of FY2025. There are specific actions that support these nine objectives and 10 of those actions were completed in full in FY2025. An internal CIPP implementation team meets quarterly to monitor progress.

Chile intends to publish a regional Indigenous Peoples Plan in FY2026.

Indigenous procurement and employee participation

In FY2025, we continued to improve engagement with Indigenous businesses across all our operating regions. Compared to FY2024, our direct global spend with Indigenous businesses increased by 40 per cent to US$853 million in FY2025 and the number of Indigenous vendors engaged rose by 19 per cent to 318. In Australia, our FY2025 direct spend totalled US$505 million. In Canada, our FY2025 direct spend totalled US$323 million. Our direct spend in Chile totalled $US24 million.4

>For more information on Indigenous employee participation including our social value scorecard metrics refer to OFR 9.4 and OFR 9.5

Minerals Australia

Since FY2023, BHP has been undertaking a native title agreement-making program with 19 Traditional Owner groups across Australia, involving the negotiation of 12 new agreements where BHP does not have agreements in place, and the renegotiation of nine existing agreements. In FY2025, we completed a review of the Tjiwarl Agreement and negotiated two new agreements: the Kokatha Oak Dam underground access retention lease Indigenous Land Use Agreement and an agreement with the Barada Barna Traditional Owners, which included renegotiation of cultural heritage management plans (CHMPs) across BMA mining operations. We are progressing negotiations with other Traditional Owner groups in Australia and these remain ongoing. In addition, two CHMPs were endorsed by Banjima for submission to the host government.

Minerals Australia has a set of Regional Standards that define the minimum requirements for cultural heritage management in all Minerals Australia assets and for exploration work undertaken in Australia. Throughout FY2025, Minerals Australia undertook an internal assurance program across our Australian operated assets to understand how cultural heritage management is being undertaken at each operated asset in alignment with the Regional Standards. All operated assets were found to be generally compliant with the minimum requirements set out in our Regional Standards. Education and advocacy play a key role in embedding the cultural heritage systems and processes at the frontline for better protection of cultural heritage.

Our third Traditional Owner Forum was held in Tarndanya (Adelaide) in October 2024, bringing together senior representatives from 14 Traditional Owner groups and BHP leaders. The FY2025 Forum centered around Traditional Owner employment, cultural safety, elevating cultural awareness and competency, and recognising cultural nuances. Representatives from the First Nations Major Projects Coalition in Canada also participated as guest speakers.

In FY2025, we partnered with the Australian Institute of Company Directors (AICD) to support the development of a First Nations director pipeline. The Board Governance Prescribed Body Corporate and Indigenous Community Organisation Scholarship Program aims to provide in-classroom Board governance education to 250 First Nations executives and aspiring Board directors in regional locations in South Australia and Western Australia. Participants will also have access to a leadership workshop and coaching.

Minerals Americas

Chile

We are working to strengthen our relationships with Indigenous peoples in Chile. We are carrying out processes for seeking FPIC with Indigenous communities for our capital projects at Escondida and Cerro Colorado. For Cerro Colorado, we continue to engage with Indigenous peoples to include their voices during the study phases for multiple projects, including as it relates to mine life extension. At the end of FY2025, we reached agreements with six groups and continued conversations with one other.

We are also creating opportunities for Indigenous people to benefit from employment, Indigenous business programs, education initiatives and cultural initiatives in Chile. For example, Escondida has an education program for Indigenous children and young people that includes scholarships for primary and university education, family workshops, vocational orientation and job coaching, among other benefits.

In FY2025, we continued to execute the agreements that resolved past grievances raised by Indigenous peoples about the use of continental water that were reported previously in our FY2024 and FY2023 Annual Reports. Cerro Colorado is implementing a recuperation plan for the Lagunillas aquifer. In Escondida, we have reached two settlement agreements to remedy the impacts of water extraction on salt-lake ecosystems, with one agreement relating to Salar de Punta Negra and a second agreement for the Monturaqui aquifer. As part of the Salar de Punta Negra settlement, we carried out cultural heritage measures, such as ethnographic studies to understand the Peine Atacameño Indigenous community’s way of life and connection with Salar de Punta Negra. We also supported the community to study the potential to pursue tourism opportunities as part of its community development plan for Peine.

Canada

BHP has Opportunity Agreements with all six First Nations communities in the vicinity of our Jansen potash project. The agreements formalise our partnership in the areas of employment, capacity development and business development. During FY2025, progress was made towards the implementation and execution of these agreements through key projects, such as the upgrades in Muskowekwan First Nation to their powwow arbour and sports and rodeo grounds.

At a national level, we continue to engage and partner with Indigenous-led organisations to extend BHP’s presence around Canada and contribute to efforts to foster positive change. In 2025, BHP was a major sponsor for the First Nations Major Project Coalition annual conference, Valuing Reconciliation in Global Markets, with keynote presentations and attendance by executive leadership (CEO and Chief Legal, Governance and External Affairs Officer).

United States and Canada – Legacy assets

BHP owns more than 20 former copper, uranium and other mine sites, called legacy assets, in the US southwest and across Canada. A number of these were acquired by BHP via broader transactions after they had ceased active mining operations and never operated as active mines by BHP. We engage with Indigenous groups whose traditional territories are near our legacy assets and at varying stages of resetting or establishing collaborative working relationships and partnerships. In FY2025, we updated our North American Cultural Heritage Management Plan and developed new, mandatory Cultural Heritage Awareness training for all North American legacy asset employees and contractors. In FY2025, BHP commenced the development of a US Indigenous Partnerships Plan (USIPP) to operationalise BHP’s Indigenous Peoples Policy Statement. We anticipate it will be completed by the end of FY2026.

United States – Resolution Copper Mining

Resolution Copper Mining is owned by Rio Tinto (55 per cent) and BHP (45 per cent) and managed by Rio Tinto. We acknowledge the Resolution Copper project area includes areas of cultural significance for Native American Tribes and is the subject of ongoing litigation.

In June 2025, the US Forest Service republished the Final Environmental Impact Statement (FEIS), a prerequisite for the land exchange (LEX) with the US Government to secure land critical for the project, under the 2014 Land Exchange Act. The FEIS and LEX remain under ongoing litigation. The project continues to be studied and mine development activities remain subject to state and local permitting requirements. Resolution Copper Mining continues to engage in these regulatory processes and has publicly stated its commitment to ongoing engagement with Native American Tribes. This includes efforts to understand and address concerns, identify opportunities to create shared value and respect Indigenous rights. We continue to monitor Resolution Copper Mining’s engagement, FPIC and agreement-making processes.

Footnotes

1.	For more information about our Indigenous Peoples Policy Statement refer to bhp.com/-/media/documents/ourapproach/operatingwithintegrity/indigenouspeoples/221110_indigenouspeoplespolicystatement_2022

2.	For more information about the Australian RAP refer to bhp.com/-/media/project/bhp1ip/bhp-com-en/documents/careers/indigenous-peoples-and-bhp/200921_bhpreconciliationactionplan.pdf.

3.	For more information about the Canada Indigenous Partnerships Plan refer to bhp.com/-/media/documents/ourapproach/operatingwithintegrity/indigenouspeoples/240808_bhpcippreport.pdf

4.

Indigenous procurement data does not include FY2024 data from former OZ Minerals Australian assets for comparative purposes. For definitions for Indigenous businesses in each operating location refer to the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025

9.13 Value chain sustainability

Responsible supply chains

Responsible supply chains is one of our six social value framework pillars, with our 2030 goal being to create sustainable, ethical and transparent supply chains together with our partners.

The following programs of work support our progress towards this goal and indirectly support other pillars in our social value framework. These programs do not cover the full value chain and are intended to focus on the core aspects of the value chain over which BHP is able to exercise a greater degree of control and/or influence, namely the responsible sourcing and production of minerals and metals.

Sustainability standards strategy and development

During FY2025, we reviewed our minerals and metals sustainability standards strategy and determined that the five performance standards that make up our strategy remain the right focus for BHP. Our company objectives, social value goals and expectations from our stakeholders are some of the considerations that were included. These five performance standards are the ICMM’s Mining Principles and Performance Expectations, The Copper Mark’s Criteria Guide, Towards Sustainable Mining’s (TSM) Protocols and Frameworks, the Global Industry Standard for Tailings Management (GISTM) and the LME’s Policy for Responsible Sourcing for Listed Brands.

In FY2025, we continued to actively contribute to the development of globally consistent sustainability performance standards working together with the multi-stakeholder ecosystem. In particular, we continued work under the Consolidated Mining Standard Initiative (CMSI), which has the objective of consolidating major sustainability performance standards.

Sustainability standards implementation

During FY2025, our Chilean operations, Escondida and Spence, were reaccredited against The Copper Mark Criteria Guide (reference 24 January 2020) to recognise their responsible production and sourcing practices. The Copper Mark is a voluntary assurance framework for responsible minerals production that independently assesses participants against a comprehensive set of performance criteria across environmental, social and governance dimensions.

The ICMM’s Mining Principles require member companies to conduct a prioritisation process to determine which assets will be subject to third-party validation across a three-year cycle. All of BHP’s operated assets (excluding New South Wales Energy Coal, legacy assets and the former OZ Minerals assets acquired by BHP on 2 May 2023) have completed self-assessments against ICMM’s Mining Principles and associated Performance Expectations during the last three years. The external validation sequence has been determined in consideration of commitments made by BHP with respect to the five standards.

During FY2025, our operated assets across Minerals Australia (except NSWEC and Western Australia Nickel) progressed assessing against and obtaining external validation over the TSM’s applicable Protocols and Frameworks, which is a condition of our membership of the Minerals Council of Australia (MCA). The MCA has set a deadline of the end of December 2025 for public disclosure of the results of the TSM assessments for its members and BHP is working towards this milestone. Completion assessment and external verification against the relevant TSM Protocols and Frameworks for all in-scope BHP operated assets is an FY2026 milestone under our social value scorecard.

In addition, we are working on external validation of corporate-level TSM and ICMM Performance Expectations (PE) self-assessments and some of our operated assets will begin their three-yearly ICMM PE assessment cycles again in FY2026.

And finally, our Jansen potash project in Canada is preparing for its first TSM self-assessment after production commences, estimated in mid-CY2027.

>For more information on BHP’s sustainability standards performance refer to bhp.com/sustainability/value-chain-sustainability

Metals and minerals supply chain due diligence

Our Responsible Minerals Program (RMP) is our risk-based due diligence program that applies to minerals and metals that we source from third parties for feedstock, blending or trading purposes.

The RMP’s five-step due diligence framework was developed in alignment with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. In FY2025, we identified prioritised environmental risks to enhance the due diligence undertaken within our RMP guided by the OECD’s Handbook on Environmental Due Diligence in Mineral Supply Chains, which we will seek to integrate into our processes and implement during FY2026.

>For more information on how the program works and our FY2025 performance refer to our Responsible Minerals Program Report 2025 available at bhp.com/RMPR2025

9.14 Independent Assurance Report to the Management and Directors of BHP Group Limited (‘BHP’)

Not required for US reporting.

10. Samarco

Fundão dam failure

As a result of the Fundão dam failure in November 2015, a significant volume of tailings (39.2 million cubic metres) resulting from the iron ore beneficiation process was released. Tragically, 19 people died as a result of the failure. The communities of Bento Rodrigues, Paracatu de Baixo and Gesteirac were flooded and other communities and the environment downstream in the Doce River basin were also affected.

Samarco’s operations were suspended after the dam failure and resumed in 2020.

>For information on Samarco’s operations refer to OFR 6.2

Our response and support for the reparation

Following the dam failure, BHP Brasil1 has remained fully committed to supporting the extensive remediation and compensation efforts that continue in Brazil.

In March 2016, a Framework Agreement entered into between Samarco, Vale, BHP Brasil (the Companies) and relevant Brazilian authorities established the Renova Foundation, a not-for-profit, private foundation responsible for implementing 42 remediation and compensatory programs. BHP Brasil, along with Samarco and Vale, provided support and funding to the Renova Foundation, including through representation in its governance structures.

On 25 October 2024, the Companies entered into an agreement with the Federal Government of Brazil, State of Minas Gerais, State of Espírito Santo, public prosecutors and public defenders (Public Authorities) that delivers full and final settlement of the Framework Agreement obligations, the R$155 billion Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to Samarco’s Fundão dam failure (Settlement Agreement).

The Settlement Agreement was announced as having a financial value of R$170 billion (approximately US$31.7 billion) on a 100 per cent basis, including amounts already spent plus future payments and obligations.

>For more information on the Settlement Agreement refer to Additional information 8 ‘Legal proceedings’

Reparation

Under the Settlement Agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50 per cent each. The Settlement Agreement provides for the termination of the Renova Foundation within a 12-month transition period, following the ratification of the Settlement Agreement in November 2024, during which the remaining actions are being transferred to Samarco and the relevant Public Authorities.

Compensation and financial assistance

Compensation and financial assistance of approximately R$23.3 billion (US$4.6 billion, 100 per cent basis)2 has been paid to support approximately 466,000 people affected by the dam failure, as of 30 June 2025. The indemnification programs that remained open under Renova Foundation and the new programs established by the Settlement Agreement are being executed by Samarco, pursuant to the criteria set in the Settlement Agreement. These programs include:

•

Definitive Indemnification Program (PID): A program created by the Settlement Agreement, with a fixed indemnification amount per eligible claimant (R$35,000 plus 5 per cent legal fees) and simple eligibility criteria. As of 30 June 2025, the program has resulted in the compensation of approximately 90,000 claims and the payment of R$3.3 billion (approximately US$590 million).[2]

•

Farmers and fishers: A program created by the Settlement Agreement, with a fixed indemnification amount (R$95,000) for eligible small farmers and professional fishers listed by the Federal Government. Since its implementation, the program has not yet resulted in the compensation of claims, as the 10,000 claims made are still being processed.

•

Novel: Created by a judicial decision, this program was opened in 2020 and closed for new claims in September 2023, aiming to provide compensation to informal workers who had difficulty proving the damages they suffered. Currently, the program is processing claims that were still pending at the time of the Settlement Agreement. As of 30 June 2025, approximately 115,000 people had been paid.

•

Mediated Indemnification Program/Emergency Financial Aid (PIM/AFE): One of the first programs created for indemnification following the dam failure. This program aims to compensate formal workers and, therefore, had high eligibility criteria – new requests were made between 4 February and 5 April 2025, as per the Settlement Agreement. Following the Settlement Agreement, as of 30 June 2025, the program resulted in 4,000 claims, which are still being processed.

>For updates on reparation progress refer to bhp.com/what-we-do/global-locations/brazil/samarco-reparations

Resettlement

A key reparation priority is the resettlement of the communities of Bento Rodrigues, Paracatu de Baixo and Gesteira. For Bento Rodrigues and Paracatu de Baixo, priority efforts included construction of houses and private property, such as small businesses and churches, as well as infrastructure and public services, including roads, power, water and sewer networks, health and services centres and schools. At Gesteira, pursuant to an agreement finalised in May 2023 and ratified by the Court, families and the Public Authorities have opted to receive compensation instead of building a new community.

The Settlement Agreement provides processes and defined timeframes to incentivise remaining families to select which resettlement option they prefer: (i) the construction of a new house in the collective resettlement of Bento Rodrigues or Paracatu de Baixo, (ii) the purchase of a new house in another place or (iii) cash payment. The implementation of the Settlement Agreement follows a structured, deadline-driven process. An independent technical audit will monitor compliance and quality for at least six months after each house is delivered.

The resettlements have involved ongoing engagement and consultation with a large number of stakeholders, including the affected community members, their technical advisers, state prosecutors, municipal leaders, regulators and other interested parties.

The new towns were designed on land chosen by the communities to be as close as possible to the previous layout, addressing the wishes and needs of the families and communities while also meeting permitting requirements. Each family received access to an architect to design their house within size parameters, which was then finalised and built.

Bento Rodrigues and Paracatu de Baixo are increasingly consolidating as functional communities. This evolution is marked not only by the presence of essential infrastructure, such as water treatment systems, a health centre, churches and a variety of commercial establishments, including restaurants, bars and retail stores, but also by a noticeable shift in daily dynamics with the increased presence of local residents, reinforcing the sense of community life and normalcy.

As at 30 June 2025, approximately 98 per cent of resettlement cases have been completed, either via completion of construction (with families moving in or handover to families in progress) or cash payment for those families who have opted for this option instead of the other resettlement solutions. More than 370 families are now living in their new homes in Bento Rodrigues and Paracatu de Baixo, as well as other locations.³

Public buildings in the new communities have been delivered to the Municipality of Mariana and are now being operated and maintained by the municipality.

>For updates on reparation progress refer to bhp.com/what-we-do/global-locations/brazil/samarco-reparations

Other obligations

A wide range of socio-economic activities continue with the Settlement Agreement. These initiatives cover health and infrastructure projects in the Doce River basin, promotion of economic development in the impacted communities and sanitation to further improve the water quality in the Doce River.

The Settlement Agreement provides for R$11 billion for universal sanitation, R$12 billion for health programs, R$6.5 billion for economic recovery programs, R$4.3 billion for improvements to road and infrastructure, R$2 billion for a flood response fund, R$2.4 billion to foster fishing and biodiversity, R$1 billion for financial, psychological and health support to women, R$5.7 billion for a social participation fund for investment in education, culture, sports and food security, and R$3.8 billion for an income assistance program to support certain fishers and small farmers in the region.

Eligible Indigenous peoples and Traditional Communities will also receive a R$8 billion provision with the allocation of funds to be determined by Indigenous and Traditional Communities following a consultation process to be conducted by the Federal Government.

Environmental remediation

Since December 2019, the impacted riverbanks and floodplains have been vegetated, river margins stabilised and water quality has returned to the levels observed before the dam failure. Samarco continues implementing long-term monitoring and compensatory initiatives. According to the Doce River basin water resources plan, developed by the Brazilian Water Agency, a federal agency responsible for the regulation of Brazilian water resources, water from the Doce River can be used for (1) human consumption after conventional treatment; (2) the protection of aquatic habitats; (3) primary contact recreation, such as swimming, water skiing and diving, among other things.

This is supported by approximately 1.5 million pieces of data generated annually along the Doce River, which is the largest watercourse monitoring system in Brazil. The Settlement Agreement requires Samarco to continue environmental monitoring of water, river sediments, ecological indicators and air quality. The main monitoring activities will continue for 15 years. Additionally, according to information provided by municipalities and water supply companies, since December 2015, most of the population in the Doce River basin has been using and consuming the river water following conventional treatment.

The Settlement Agreement also provides R$11 billion in funding for the universalisation of basic water sanitation for municipalities in the Doce River basin, with the objective of reducing the amount of untreated sewage that is discharged into the river by communities.

The Settlement Agreement establishes Samarco’s obligation to reforest 50,000 hectares of protected areas and restore 5,000 springs within the Doce River basin. Of these, approximately 40,500 hectares and 3,500 springs are already undergoing restoration, continuing the efforts initiated by the Renova Foundation. All actions are expected to be completed by 2031.

The Settlement Agreement outlines the completion of remaining tailings management activities, including the recovery of marginal lagoons and streams, as well as bioengineering interventions to control riverbank erosion. It also sets out Samarco’s obligation to carry out two environmental studies: one on the potential removal of tailings from the Candonga Reservoir, and the other related to management of contaminated sites.

As part of the Settlement Agreement, the fishing ban in the coastal zone of the Doce River is set to be lifted within two years counted from the date of its execution (25 October 2024). Until then, it is expected the Brazilian Public Authorities will issue fishing regulations aimed at protecting both fishing activities and the environment. The Settlement Agreement also required that the regulation that restricted fishing for native species in the Doce River, originally imposed due to the dam failure, would be lifted within six months of the Court’s ratification of the Settlement Agreement. In April 2025, the State of Minas Gerais issued a new regulation maintaining the same restrictions but no longer associating them with the dam failure. Further regulatory updates are expected following additional studies by the State.

>For updates on reparation progress refer to bhp.com/what-we-do/global-locations/brazil/samarco-reparations

Legal proceedings

BHP Group Limited, BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Brasil are involved in legal proceedings relating to the Fundão dam failure.

>For information on the significant legal proceedings and settlement negotiation process involving BHP refer to Additional information 8

Footnotes

1.	BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale) are 50:50 shareholders in Samarco Mineração S.A. (Samarco), the independent operator of Samarco.

2.	US$ amount is calculated based on actual transactional (historical) exchange rates related to Renova Foundation/Samarco funding.

3.	For those families who chose not to join the resettlement with their previous community and instead resettled elsewhere.

11. Risk factors

11.1 Risk factors

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

Why is this important to BHP?

We engage in activities that have previously caused and have the potential to further cause harm to our people and assets, communities, other stakeholders and/or the environment, including serious injuries, illness and fatalities, loss of infrastructure, amenities and livelihood, and damage to sites of cultural significance. An operational event at our operated or non-operated assets or through our value chain could also cause damage or disruptions to our assets and operations, impact our financial performance, result in litigation or class actions and cause long-term damage to our licence to operate and reputation. Potential physical climate-related impacts could increase the likelihood and/or severity of risks associated with operational events. Impacts of operational events may also be amplified if one event triggers another (for example, a geotechnical instability event that causes a failure in a nearby tailings storage facility), or if we fail to respond to any events in a way that is consistent with our corporate values and partner and stakeholder expectations.

Examples of potential threats

•

Air, land (road and rail) and marine transportation events (such as aircraft crashes or vessel collisions, groundings, spillages or hydrocarbon release) that occur while transporting people, supplies or products, including to or from exploration, operation or customer locations. These locations may be in or require travel through areas of cultural significance or remote and environmentally sensitive areas, including in Australia, South America, Asia, the United States, Canada and Sweden.

•

Failure of a water or tailings storage facility, such as the tragic failure of the Fundão dam at Samarco in 2015 or a failure at other facilities in Australia, Chile, Peru, the United States, Canada or Brazil.

•	Unplanned fire events or explosions (on the surface or underground).

•

Geotechnical instability events (such as failure of underground excavations, which may be subject to greater risk than surface mines, unexpected large wall instabilities in our open-pit mines, or potential interaction between mining activities and community infrastructure or natural systems), including at mines in Australia, Chile, Peru, the United States, Canada or Brazil.

•	Critical infrastructure, equipment or hazardous materials containment failures, other occupational or process safety events or workplace exposures.

•

Operational events experienced by BHP or third parties that result in unavailability of shared critical infrastructure (such as railway lines or ports) or transportation routes (such as the Port Hedland channel in Western Australia).

•

An operational event that may adversely affect our people and assets, communities, other stakeholders and/or the environment, including serious injuries, illness and fatalities, loss of infrastructure and damage to sites of cultural or environmental significance.

•

Our operations, workforce, communities, supply chains, customers and third-party partners and providers may be increasingly exposed to changes in the frequency, intensity and/or duration of intense storms, drought, flooding, landslides, wildfire and other extreme weather or weather-related events and patterns (such as extreme heat).

Risk factor: Accessing key markets

Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets, impacting our economic efficiency.

Why is this important to BHP?

We rely on the sale and delivery of the commodities we produce to customers around the world. Changes to laws, international trade arrangements, contractual terms or other requirements and/or geopolitical developments could result in physical, logistical or other disruptions to our operations in or the sale or delivery of our commodities to key markets. These disruptions could affect sales volumes or prices obtained for our products, adversely impacting our financial performance, results of operations and growth prospects. We may face additional challenges when seeking to access new markets, including in relation to operational and regulatory matters.

Examples of potential threats

•

Government actions, including economic sanctions, tariffs or other trade restrictions, imposed by or on countries where we operate or into which we sell or deliver our products may slow economic growth and lead to a fragmented trading environment, which could prevent us from selling our products, make it more difficult for us to sell our products in key markets and adversely impact the price and volumes obtained of products sold.

•

Physical disruptions to the delivery of our products to customers in key markets, including due to the disruption of shipping routes, closure or blockage of ports or land logistics (road or rail), other supply chain disruptions (including those resulting from geopolitical actions and trade policy) or armed conflict. In some cases, physical disruptions may be driven or intensified by weather and climate variability, including as potentially exacerbated or affected by climate change. Our operations are located in remote and environmentally sensitive areas, which may be particularly exposed to climate-related disruptions.

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

•

Increasing geopolitical tensions and volatility (including ongoing conflicts and the potential impact of tariffs and other trade restrictions) may adversely affect our strategic and business planning decisions and/or our ability to access key markets (including the time it takes us to manage such access), particularly if we fail to detect or anticipate deviations in the geopolitical environment in a timely manner.

Risk factor: Optimising growth and portfolio returns

Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders, including through acquisitions, mergers and divestments.

Why is this important to BHP?

We make decisions and take actions in pursuit of our strategy, targeting a portfolio of high-quality assets in attractive commodities and growth options in future-facing commodities. We periodically review and adjust our strategy and make changes to our portfolio. Active portfolio changes include the formation of our new non-operated joint venture, Vicuña Corp, and the divestment of the former OZ Minerals’ CentroGold project in Brazil. Other portfolio changes may also include maturing and developing organic growth options and supporting innovative early-stage mineral exploration companies (including through our accelerator program, BHP Xplor). A strategy that does not support BHP’s objectives and/or a failure to execute our strategy, or other circumstances, may lead to a loss of value that impacts our ability to deliver returns to investors and fund our investment and growth opportunities. Market volatility or failure to optimise our asset portfolio for structural movements in commodity prices (including those arising from climate-related risks or geopolitical risks, such as the impact of tariffs) could adversely affect the results of our operations, financial performance and returns to investors, including by reducing our cash flow, ability to access capital or pay dividends or resulting in asset impairments.

Examples of potential threats

•

Commodity prices have historically been and may continue to be subject to significant volatility, including due to global economic and geopolitical factors (including the adoption and expansion of trade restrictions, such as tariffs and other controls on imports and exports), industrial activity, commodity supply (including the development of new resources and supply chain disruptions) and demand (including inventory levels and circular economy), technological change, product substitution, interest rate movements and exchange rate fluctuations. Recent and potential changes in trade policy, particularly in the United States and China, may elevate the challenges in predicting long-term economic trends. Our usual policy and practice is to sell our products at prevailing market prices and, as such, movements in commodity prices may affect our financial performance. Long-term price volatility, sustained low prices or increases in costs may adversely impact our financial performance as we do not generally have the ability to offset costs through price increases.

•

Failure to attract and retain capable talent may lead to poor strategy design or execution, erode our capabilities and organisational culture, and hinder our ability to position our asset portfolio effectively, impacting our business and competitiveness for talent.

•

Failure to optimise our portfolio through effective and efficient acquisitions, exploration, large project delivery, mergers, divestments or expansion of existing or acquired assets (including due to sub-optimal capital prioritisation) may adversely impact our performance and/or returns to investors.

•

Failure to identify potential changes in commodity attractiveness and missed entry or commodity exit opportunities may result in decreased return on capital spend, overpayment to acquire or invest in new assets or projects, stranded assets or reduced divestment proceeds.

•

Failure to achieve expected commercial objectives from assets or investments, such as cost savings, increased revenues or improved operational performance (including as a result of inaccurate commodity price assumptions or resources and reserves estimates), may result in returns that are lower than anticipated and loss of value. This could be exacerbated by impacts from factors such as climate-related risks, supply chain disruptions (for example, disruption in the energy sector or as a result of trade restrictions impacting our end-user markets), labour shortages, inflationary pressures and unfavourable exchange rates, creating operational headwinds and challenging on-time and on-budget project delivery.

•

Renegotiation or nullification of permits, inability to secure new permits or approvals, increased royalties, such as the Queensland Government’s increase in coal royalty tax in June 2022, fiscal or monetary policy instability or legislative changes may increase our costs or adversely impact our ability to achieve expected commercial objectives from assets or investments, access reserves, develop, maintain or operate our assets, enter new jurisdictions, or otherwise optimise our portfolio. For example, in Australia, recent significant industrial relations legislative reforms (including ‘Same Job, Same Pay’ and Secure Jobs Legislation) have introduced changes to the enterprise bargaining framework and are having an impact on BHP, including by increasing labour costs in Australia.

•

Partnering with companies may also damage our reputation and lead to increased potential for litigation if those companies or associated activities are misaligned with Our Values, standards or stakeholder expectations, particularly in circumstances in which we do not operate the asset or have a controlling interest in the venture.

Risk factor: Ethical misconduct

Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational, legal and/ or regulatory impacts.

Why is this important to BHP?

Actual or alleged conduct of BHP or our people or third-party partners and providers that deviates from the standard of ethical behaviour required or expected of us could result in reputational damage or a breach of law or regulations. Such conduct includes fraud, corruption, anti-competitive behaviour, money laundering, breaching trade or financial sanctions, market manipulation, privacy breaches, breaches of various state sensitive information laws, ethical misconduct, failure to comply with regulatory requirements and wider organisational cultural failings. A failure to act ethically or legally may result in negative publicity, investigations, public inquiries, regulatory enforcement action, litigation or other civil or criminal proceedings, other forms of compensation or remediation, or increased regulation. It could also threaten the validity of our tenements or permits, or adversely impact our reputation, results of operations, financial performance or share price. Impacts may be amplified if our senior leaders fail to uphold BHP’s values or address actual or alleged misconduct in a way that is consistent with societal, partner and stakeholder expectations. Our workplace culture may also be eroded, adversely affecting our ability to attract and retain talent. Risks and impacts are also heightened by increasing geopolitical tensions, the complex and continuously evolving legal and regulatory frameworks that apply to the jurisdictions where we operate, and potentially conflicting obligations under different national laws. For example, our Copper growth strategy in higher-risk jurisdictions and partnerships with entities with less mature compliance programs could heighten or introduce new exposure to these risks.

Examples of potential threats

•

Failing to prevent breaches of international standards, laws, regulations or other legal, regulatory, ethical, environmental, governance or compliance obligations, such as external misstatements, inaccurate financial or operational reporting, data breaches or a breach of our continuous disclosure obligations.

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

•

Failing to protect our people from harm (including to psychological and physical health) due to misconduct that takes place in connection with their work, such as discrimination or sexual harassment, or other psychosocial hazards.

•

Failing to uphold BHP’s values or address actual or alleged misconduct may adversely impact workplace culture and may expose BHP to regulatory action or litigation, adversely impacting our reputation and ability to attract and retain talent.

Risk factor: Significant social or environmental impacts

Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the lifecycle of our assets and across our value chain.

Why is this important to BHP?

The long-term viability of our business is closely connected to the wellbeing of the communities and environments where we have a presence and our business is subject to increasing, complex and changing regulatory and stakeholder expectations. At any stage of the asset lifecycle, our activities and operations may have or be perceived to have significant adverse impacts on communities and environments. In these circumstances, we may fail to meet the evolving expectations of our partners and stakeholders (including investors, governments, employees, suppliers, customers and Indigenous peoples and other community members) whose support is needed to realise our strategy and purpose. This could lead to loss of partner or stakeholder support or regulatory approvals, increased taxes and regulation, enforcement action, litigation (including class actions), or otherwise impact our licence to operate and adversely affect our reputation, ability to attract and retain talent, ability to access capital, operational continuity and financial performance.

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

•

Political, regulatory and judicial developments (such as legislation to enact policy positions on climate change, nature-related risk or human rights) could increase uncertainty in relation to our operating context, and/or require us to adjust our business plans or strategy. For example, changes to regulations may require us to modify mine plans, limit our access to reserves and resources, alter the timing or increase costs associated with exploration and development of and production from, or closure and rehabilitation of, our assets, increase sourcing costs or expose BHP to unanticipated environmental or other legacy liabilities.

•

Failing to adequately identify or to appropriately manage physical climate-related risks and/or nature-related risks. For example, loss of important biodiversity and/or ecosystems as a result of operational activities (e.g. unauthorised clearing of high value vegetation) could result in land access restrictions, increase of fines or penalties or limit our access to new opportunities.

Risk factor: Adopting technologies and maintaining digital security

Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

Why is this important to BHP?

Our business and operational processes are increasingly dependent on the effective application and adoption of technology, which we use as a lever to deliver on our current and future operational, financial and social objectives. This exposes BHP to risks originating from adopting or implementing new technologies, or failing to take appropriate action to position BHP for the digital future, which may impact the capabilities we require, the effectiveness and efficiency of our operations and our ability to compete effectively. New technology adopted in our business may not perform as anticipated and may result in unintended impacts on our operations. We may also fail to maintain the effectiveness of our existing and future digital landscape, including cyber defences, exposing us to technology availability, reliability and cybersecurity risks. These could lead to operational events, commercial disruption (such as an inability to process or ship our products), corruption or loss of system data, misappropriation or loss of funds, unintended loss or disclosure of commercial or personal information, enforcement action or litigation, which could also impact the environment and partners, suppliers and stakeholders across our value chain. Additionally, an inability to adequately maintain existing technology or effectively implement critical new technology, including artificial intelligence (AI), or any sustained disruption to our existing technology may adversely affect our licence to operate, reputation, results of operations and financial performance.

Examples of potential threats

•

Cyber incidents on our information or operational technology systems, including on third-party partners and providers (such as our cloud service providers), may result in a failure of business-critical technology systems at one or more of our assets, which may reduce operational productivity, result in environmental damage, fines, penalties, litigation, regulatory or governmental investigations, workforce disruption, prolonged negative media attention and/or adversely impact safety and financial performance. We have experienced cybersecurity threats in the past and may experience them in the future. As our dependence on information systems (including those of our third-party partners and providers) grows, we may become more vulnerable to an increasing threat of continually evolving cybersecurity risks.

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

•

Failure to identify, access and secure necessary infrastructure and key inputs (including electricity, internet bandwidth, data, software, licences or other rights in intellectual property, hardware and talent) to support new technology innovations and advanced technologies may adversely affect our ability to adopt, operate or retain access to those technologies. This includes AI and machine learning, process automation, robotics, data analytics, cloud computing, smart devices and remote working solutions. For example, adopting new technology to reduce GHG emissions using alternative energy sources may require new infrastructure, while effective implementation of new digital technologies (such as machine learning) may be heavily dependent on access to quality data.

•

Adopting new technologies like data science, AI and robotics requires new capabilities across our organisation. This may require re-skilling of our existing workforce and could replace some tasks and result in workforce changes. A failure to manage these changes effectively could lead to adverse impacts including eroding our workplace culture and reputation, political and societal dissatisfaction, industrial action or operational disruptions, thereby posing a threat to our business continuity.

•

The continued increase in the use of Al and machine learning may increase our exposure to emerging cybersecurity risks and additional risks, including those relating to the protection of data (such as increased exposure of confidential or otherwise protected information to unauthorised recipients), which could result in liability under or termination of our contracts with third parties, misuse of intellectual property, legal disputes or other unintended consequences.

•

Failure to adopt or successfully integrate new technology, technology enhancements or technology acquired through inorganic growth (such as through acquisition of a company with different types and standards of security, technologies and systems) may result in impacts to our business and operations. This could lead to operational stoppage events, commercial disruption (such as an inability to pay or accept payment), inability to disclose accurately or an inability to adequately maintain existing technology.

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

Examples of potential threats

•

Introduction or improvement of low-carbon technologies or changes in customer preference for products (including the grade of products) that support the transition to a low-carbon economy may decrease demand for some of our products, increase our costs or decrease the availability of key inputs to production. For example:

•

Rapid shift to alternative steelmaking technology pathways (including electric arc furnace (EAF) and direct reduced iron (DRI) steelmaking) may reduce anticipated demand for our steelmaking coal and may result in the early closure or divestment of our steelmaking coal mines.

•	Increased recovery and reuse rates of commodities may reduce demand for our products.

•

Adverse macroeconomic changes, such as a decline in global economic activity and/or security, could be exacerbated by the transition to a low-carbon economy and reduce anticipated demand for our future-facing commodities.

•

Perceptions of climate-related financial risk and/or social concerns around climate change may result in investors divesting our securities or changing their expectations or requirements for investment in our securities, cause financial institutions not to provide financing or other products (such as insurance cover) to BHP or to our suppliers or customers, affect our suppliers’ willingness to provide goods or services, and affect our customers’ demand to procure our commodities. In turn, these factors could increase our costs and adversely impact our ability to optimise our portfolio and pursue growth opportunities.

•

Perceived or actual misalignment of BHP’s climate actions (goals, targets and performance) with societal and investor expectations, which may diverge across jurisdictions in which we operate, or a failure to deliver our climate actions, may result in damage to our reputation, reduced investor confidence, climate-related litigation (including class actions) or give rise to other adverse regulatory, legal or market responses.

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

•

Changes or ambiguity in laws, regulations, policies, obligations, government actions and our ability to anticipate and respond to such changes or accurately interpret the ambiguity, including GHG emission targets and schemes, restrictive licensing, carbon taxes, carbon offsetting regulations, border adjustments or the addition or removal of subsidies, may give rise to adverse regulatory, legal or market responses. For example, the implementation of regulations intended to reduce GHG emissions in the steel industry in China could adversely impact demand for our steelmaking coal or iron ore. In addition, inadequate market supply of credible carbon credits or price volatility in carbon markets could increase our operating costs or result in adverse social value or compliance implications. Inconsistent or developing regulatory regimes globally may increase the likelihood of an inadvertent failure or inability to comply with some regulations or to address diverging interests of stakeholders and exacerbate the impacts of transition risks.

Risk factor: Inadequate business resilience

Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical climate-related impacts).

Why is this important to BHP?

In addition to the threats described in our other risk factors, our business could experience unanticipated, unforeseeable or other adverse events (internal or external) that could harm our people (both physical and psychosocial harm), disrupt our operations or value chain or damage our assets or corporate offices, including our non-operated assets in which BHP has a non-controlling interest. A failure to identify or understand exposure, adequately prepare for these events (including maintaining business continuity plans) or build wider organisational resilience may inhibit our (or our third-party partners’ and providers’) ability to respond and recover in an effective and efficient manner. This includes a failure to build resilience to physical climate-related risks. Material adverse impacts on our business include reduced ability to access resources, markets and the operational or other inputs required by our business, reduced production or sales of or demand for our commodities, or increased regulation, which could adversely impact our financial performance, share price or reputation and could lead to litigation (including class actions).

Examples of potential threats

•

Geopolitical, global economic, regional or local developments or adverse events, such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism, bomb threats, economic slowdown, acts of war or other significant disruptions in areas where we operate or have interests, including those that affect supply chains and/or end users of our products.

•

Extreme weather and climate-related events, such as heatwaves, extreme precipitation and flooding, hurricanes, cyclones and fires. For example, production at Olympic Dam was halted for two weeks due to severe storms in the first half of FY2025, resulting in production loss.

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

•

Failure by suppliers, contractors or joint venture partners to perform existing contracts or obligations (including due to insolvency or supply chain disruptions), such as construction of large projects or supply of key inputs to our business (for example, consumables for our mining equipment).

•

Failure of our risk management or other processes (including controls) to prepare for or manage any of the risks discussed in this risk factors section may inhibit our (or our third-party partners’ and providers’) ability to manage any resulting adverse events and may disrupt our operations or adversely impact our financial performance or reputation. This includes unknown pre-existing failures in organisations, businesses or assets that we acquire or invest in through non-organic growth, as well as any failures that occur during the integration of acquired businesses to our business (for example, due to different standards or systems). This also includes the failure of our insurance to sufficiently cover losses from risks to our business.

11.2 Management of risks

Each risk factor may present opportunities as well as threats. We take certain risks for strategic reward in the pursuit of our strategy and purpose. Some of the potential threats and opportunities associated with each of our risk factors are described below. Management’s approach to manage these risks is also described at a high level. However, these actions are not exhaustive and many Group-wide controls (such as Our Code, Risk Framework, mandatory minimum performance requirements for risk management, health, safety and other matters, and our Contractor Management Framework) help to support effective and efficient management of all risks in line with our risk appetite. For our non-operated joint ventures, we have a dedicated non-operated joint venture team and we manage risks to BHP’s investments by seeking to enhance governance processes and influencing operator companies to adopt international standards and best practices in line with respective joint venture agreements.

Risk factor: Operational events

Potential opportunities

Our community, environmental and employee commitments may enhance resilience, stakeholder trust, talent attraction and access to capital, while collaboration on industry standards may support our ability to manage operational risks and identify internal improvement opportunities.

Management’s approach

We continue to focus on improving our management of safety and operational risks, including through the planning, designing, construction, operation, maintenance and monitoring of mines, facilities and infrastructure.

FY2025 insights

Our exposure to risks associated with operational events remained broadly stable in FY2025. However, our exposure to risks associated with operational events may increase in coming years as we continue to expand our operations, including at our Jansen potash project where our first production target date for Stage 1 is currently estimated to revert to the original schedule of mid-CY2027 (an update on timing is expected in the second half of FY2026).

For more information refer to

•	OFR 8 Safety

•	OFR 9.5 People

•	OFR 9.6 Health

•	OFR 9.8 Climate change

•	OFR 9.9 Nature and environmental performance

•	OFR 9.11 Community

•	OFR 9.12 Indigenous peoples

•	bhp.com/sustainability

Risk factor: Accessing key markets

Potential opportunities

By monitoring macroeconomic, societal, geopolitical and policy developments and trends, we may be able to identify opportunities for new or existing products and/or to enter into new markets or expand presence in some markets, develop strategic partnerships and execute our strategy in ways that enhance value and provide a competitive advantage.

Management’s approach

We actively monitor and assess key markets and geopolitical and macroeconomic trends and developments, with the aim of optimising our portfolio and mitigating disruptions to our ability to access key markets.

FY2025 insights

Exposure to risks associated with access to key markets increased in FY2025 due to increasing geopolitical volatility, tariffs and global trade restrictions impacting global supply chains. Although we have limited influence over changes in our external environment, we continue to analyse the impact of global armed conflict, political tensions, resource and economic nationalism, social instability, and environmental deterioration.

Risk factor: Optimising growth and portfolio returns

Potential opportunities

Our current portfolio of quality assets in attractive commodities positions us well to capitalise on potential opportunities. The acquisition of new resources or the acceleration of organic growth options may strengthen and diversify our portfolio, while our ability to predict economic trends may enable us to exit from declining commodities and allocate our capital to focus on higher-returning opportunities.

Management’s approach

We continue to develop strategies, processes and frameworks to grow and protect our portfolio and to assist in delivering ongoing returns to shareholders, including through planning and monitoring of internal and external settings, and establishing capital allocation and liquidity frameworks that are designed to enable us to pursue and consider opportunities in new markets.

FY2025 insights

Our exposure to risks associated with optimising growth and portfolio returns remained broadly stable in FY2025. Exposure is influenced by external factors, including increasing geopolitical tensions, ESG-related expectations and commodity attractiveness. The imposition of tariffs across various jurisdictions in CY2025 and other developments in international trade may also adversely impact our business. As a supplier of iron ore, copper, coal and other commodities to end users globally, particularly in China, we are subject to additional risk from the imposition of duties, tariffs, import and export controls and other trade barriers impacting our products and the products our customers produce. The overall impact of these developments is difficult to predict, but could adversely impact our costs, our investments, the demand for and price of our products and the products of our customers.

For more information refer to

•	OFR 4 Positioning for growth

•	OFR 12 Performance by commodity

Risk factor: Ethical misconduct

Potential opportunities

Our capability to manage ethical misconduct risks in line with societal, partner and stakeholder expectations may distinguish BHP from competitors and enhance our ability to raise capital, attract and retain talent, engage with governments and communities in new jurisdictions, obtain permits, partner with external organisations or suppliers, or market our products to customers.

Management’s approach

Our Charter describes our purpose and values and sets the ‘tone from the top’. We seek to design and implement internal policies, standards, systems and processes for governance and compliance to support an appropriate culture and prioritise respectful behaviours at BHP.

FY2025 insights

Our exposure to ethical misconduct risks increased in FY2025 due to greater regulator and stakeholder expectations, and expansion of our interests in higher-risk jurisdictions with weaker government controls and higher corruption risks. Geopolitical tensions also heightened corruption risks, trade sanctions and market conduct enforcement in commodities markets, impacting our exposure through complex and evolving legal frameworks.

For more information refer to

•	Our Charter and Our Code

•	OFR 9.5 People

•	OFR 9.7 Ethics and business conduct

•	OFR 9.11 Community

•	OFR 9.12 Indigenous peoples

•	Corporate Governance Statement

Risk factor: Significant social or environmental impacts

Potential opportunities

Strong social performance and active stakeholder engagement could generate competitive advantages in the jurisdictions in which we operate, while the responsible stewardship of natural resources may enhance the resilience of our industry.

Management’s approach

We have adopted and seek to apply policies and procedures that include targets, goals, commitments and/or describe our approach to these matters, which aim to strengthen our social, human rights and environmental performance and contribute to environmental and community resilience.

FY2025 insights

In FY2025, BHP’s exposure to risks with significant social or environmental impacts remained broadly stable. We continue to monitor and seek to better understand the intersecting social and environmental risk landscape with intersections between climate change, nature, Indigenous peoples and human rights continuing to be a focus for stakeholders and civil society.

For more information refer to

•	OFR 9.4 2030 goals and social value scorecard

•	OFR 9.5 People

•	OFR 9.8 Climate change

•	OFR 9.9 Nature and environmental performance

•	OFR 9.11 Community

•	OFR 9.12 Indigenous peoples

•	OFR 10 Samarco

•	bhp.com/sustainability

Risk factor: Adopting technologies and maintaining digital security

Potential opportunities

Technology solutions have the potential to unlock greater productivity and safety performance within our operations, reduce GHG emissions and/or better optimise our portfolio through enhancing the identification and access of previously unknown, inaccessible or uneconomic resources.

Management’s approach

We continue to employ a number of measures designed to protect against, detect and respond to cyber incidents. More broadly, we monitor regulatory and industry changes and seek to develop, implement and maintain technological solutions with appropriate guardrails and controls in place to support compliance with an evolving regulatory environment and meet societal expectations.

FY2025 insights

Our exposure to risks associated with adopting technologies and maintaining digital security remained stable but elevated in FY2025. This was due to external cybersecurity threat conditions, with high-profile cyber incidents experienced by other businesses across Australia and abroad, and the increasing adoption of AI, machine learning and related technologies. Increasing geopolitical tensions and conflict continue to impact global cyber threats with nation-state threat actors targeting non-BHP critical infrastructure, such as the recent cyber incident disrupting the largest US water utility company’s operations and on multiple US telecommunications companies. We continue to monitor and manage the increasing exposure, including through leveraging next generation technologies, support and input from strategic cybersecurity partners, utilizing threat intelligence capabilities and conducting resilience exercises to uplift our response in the instance of a cyber incident.

For more information refer to

•	OFR 3 Our key differentiators

•	OFR 9.8 Climate change

Risk factor: Low-carbon transition

Potential opportunities

We believe our products are well placed to support global trends. For instance, our copper, iron ore, steelmaking coal and uranium provide essential building blocks for existing and new renewable energy infrastructure and alternative power generation and electric vehicles, while our potash fertiliser options, once operational, have the potential to promote more efficient and profitable agriculture and help alleviate the increased competition for arable land.

Management’s approach

We have established climate change targets and goals, which are set out in OFR 9.8, and have mandatory minimum performance requirements for managing climate-related risks (threats and opportunities), including the Environment Global Standard and the Climate Change Global Standard. We use climate-related scenarios, as well as our planning cases and monitor themes and signposts (such as emerging policy, regulatory, legal, technological, market and other societal developments) to evaluate the resilience of our portfolio, allocate capital, inform our strategy and other decision-making, and to otherwise support the management of emerging risks.

FY2025 insights

Our exposure to transition risks remained broadly stable during FY2025 as recent regulatory developments were implemented, including the enhanced Safeguard Mechanism in Australia and new standards for mandatory climate-related financial disclosures that BHP will be required to comply with in future years, such as AASB S2 (Australian Sustainability Reporting Standard). The US withdrawal from the Paris Agreement and its approach to energy policy may also affect global transition efforts.

For more information refer to

•	OFR 4 Positioning for growth

•	OFR 9.4 2030 goals and social value scorecard

•	OFR 9.8 Climate change

•	OFR 9.9 Nature and environmental performance

•	bhp.com/sustainability/climate-change

Risk factor: Inadequate business resilience

Potential opportunities

Building the resilience of our business may enhance our ability to efficiently identify and manage related risks, supporting proactive, focused and prioritised deployment of resources to reduce exposure to adverse events.

Management’s approach

We continue to monitor our state of readiness, including through the use of scenario analysis, and the external environment, including political and economic factors, to support the identification and management of related risks. For instance, we continue to implement Group-wide controls that are designed to enhance business resilience, including BHP’s mandatory minimum performance requirements for security, crisis and emergency management and business continuity plans, and seek to maintain an investment grade credit rating.

FY2025 insights

Our exposure to risks associated with inadequate business resilience remained broadly stable in FY2025. As a result of increasing climate-related weather events, we continue to implement Group-wide controls designed to enhance business resilience and monitor the external environment to support early identification of risks to manage associated exposure.

For more information refer to

•	OFR 8 Safety

•	OFR 9.6 Health

•	OFR 9.8 Climate change

•	OFR 9.9 Nature and environmental performance

•	bhp.com/sustainability

12. Performance by commodity

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

>For more information as to the statutory determination of our reportable segments, refer to Financial Statements note 1 ‘Segment reporting’

Unit costs is one of our non-IFRS financial measures used to monitor the performance of our individual assets and is included in the analysis of each reportable segment.

>For the definition and method of calculation of our non-IFRS financial measures, including Underlying EBITDA and Unit costs, refer to OFR 13

12.1 Copper

Detailed below is financial and operating information for our Copper assets comparing FY2025 to FY2024.

Year ended 30 June US$M	2025	2024
Revenue	22,530	18,566
Underlying EBITDA	12,326	8,564
Net operating assets	40,884	36,368
Capital expenditure	4,392	3,711
Underlying ROCE	17%	13%
Total copper production (kt)	2,017	1,865
Average realised prices
Copper (US$/lb)	4.25	3.98
Unit costs
Escondida (US$/lb)	1.19	1.45
Spence (US$/lb)	2.07	2.13
Copper South Australia (US$/lb)	1.18	1.37

Key drivers of Copper’s financial results

Price overview

Copper was heavily influenced by the threat of tariffs on US copper imports for much of the second half of FY2025. US prices on COMEX traded at a significant premium to the London Metal Exchange (LME), which incentivised much of the world’s available cathode to be shipped to the United States. Declining copper inventories elsewhere helped lift LME copper prices above US$10,000/t (US$4.54/lb) at the end of FY2025. Average prices for the second half of FY2025 were around US$9,400/t (US4.28/lb), up against the prior half, as well as year-on-year. In July 2025, the US announced tariffs would exclude copper cathode, largely closing the COMEX-LME differential. Forward curves suggest the market still sees a risk of future tariffs, which could continue to influence trade flows.

Chinese copper demand was stronger than expected during FY2025, with growth in power infrastructure investment and policy support for domestic consumer durables supplemented by a sharp rise in exports of manufactured goods. Chinese demand in FY2026 is expected to remain strong, though growth will decelerate off the current high base.

We maintain our expectation for the copper market to be broadly balanced in the coming year. Mine supply has seen some challenges in recent months, with growth expectations downgraded in several regions. Trade barriers could also hinder the movement of copper scrap, which may lead to greater demand for primary supply.

In the late 2020s, we expect new, as-yet uncommitted, mine supply to be required as demand continues to grow and existing supply peaks. The world is expected to need around 10 Mt of new annual mine supply over the next 10 years to meet growing demand.

In the longer run, copper fundamentals remain attractive. Demand is expected to grow from ~33 Mt today to >50 Mt by 2050, with the key drivers being ‘Traditional’ economic growth (home building, electrical equipment and household appliances), ‘Energy Transition’ (renewables and electric vehicles) and ‘Digital’ (Artificial Intelligence and Data Centres). We anticipate that the cost curve for the mines needed to meet this demand is likely to steepen as both operational and development challenges progressively increase. For future mine supply to be incentivised we believe prices still need to rise from levels seen in the second half of FY2025.

Production

Total Copper production for FY2025 increased by 8 per cent to 2,017 kt.

Escondida achieved its highest production in 17 years, increasing 16 per cent due to record concentrator throughput, improved recoveries, higher concentrator feed grade of 1.02 per cent (FY24: 0.88 per cent) and the Full SaL leaching project which achieved first production in Q4 FY25.

Pampa Norte, consisting of Spence and Cerro Colorado, copper production increased by 1 per cent to 268 kt. Spence production increased 5 per cent to a record 268 kt due to improved stacked feed grade. Concentrator throughput, feed grade and recovery was broadly in line with the prior period. Cerro Colorado remains in temporary care and maintenance, having contributed 11 kt of copper production in FY2024.

Copper South Australia copper production decreased by 2 per cent to 316 kt due to the two-week weather-related power outage in Q2.

Antamina copper production decreased by 17 per cent to 119 kt, reflecting lower concentrator throughput and a decline in feed grade. Zinc production was 5 per cent higher at 109 kt, as a result of higher zinc feed grades.

Carajás produced 9.4 kt of copper and 7.3 troy koz of gold.

Financial results

Copper revenue increased by US$4 billion to US$22.5 billion in FY2025 due to higher average realised copper prices and higher production.

Underlying EBITDA for Copper increased by US$3.8 billion to US$12.3 billion. Price impacts, net of price-linked costs, increased Underlying EBITDA by US$1.7 billion. Higher volumes increased Underlying EBITDA by US$2.2 billion.

Controllable cash costs increased by US$0.5 billion, primarily due to one-off labour related costs combined with higher operational and maintenance contractor costs to support higher material moved.

Inflation negatively impacted Underlying EBITDA by US$0.3 billion, however was offset by a decrease in Non-cash costs of US$0.3 billion related to higher stripping capitalisation at Escondida, reflecting the phase of the mine plans.

Outlook

Copper production for FY2026 is expected to be between 1,800 and 2,000 kt, reflecting planned lower grade in Chile.

Escondida production of between 1,150 and 1,250 kt is expected in FY2026, reflecting an expected decrease in concentrator feed grade.

Spence production of between 230 and 250 kt is expected in FY2026 due to expected lower concentrator feed grades and increased volume of transitional ore processed.

Copper South Australia production of between 310 and 340 kt is expected in FY2026, weighted to the second half.

Antamina copper production of between 120 to 140 kt and zinc production of between 90 and 110 kt is expected in FY2026.

Escondida unit costs in FY2026 are expected to be between US$1.20 and US$1.50 per pound (at an exchange rate of USD/CLP 940).

Spence unit costs in FY2026 are expected to be between US$2.10 and US$2.40 per pound (at an exchange rate of USD/CLP 940).

Copper South Australia unit costs in FY2026 are expected to be between US$1.00 and US$1.50 per pound (at an exchange rate of AUD/USD 0.65) and prices for by-products of gold US$2,900/oz and uranium US$70/lb.

The comparison for the year ended 30 June 2024 to 30 June 2023 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2024, filed on 30 August 2024.

12.2 Iron Ore

Detailed below is financial and operating information for our Iron Ore assets comparing FY2025 to FY2024.

Year ended 30 June US$M	2025	2024
Revenue	22,919	27,952
Underlying EBITDA	14,396	18,913
Net operating assets	15,252	13,812
Capital expenditure	2,617	2,033
Underlying ROCE	64%	83%
Total iron ore production (Mt)	263	260
Average realised prices
Iron ore (US$/wmt, FOB)	82.13	101.04
Unit costs
WAIO (US$/t)	18.56	18.19

Key drivers of Iron Ore’s financial results

Price overview

Iron ore benchmark prices averaged around US$100/dmt in the second half of FY2025, similar to the first half. The price was supported by steady seaborne iron ore demand and relatively weak iron ore supply from the major seaborne exporters in the March quarter. Chinese demand has been resilient, benefiting from solid infrastructure investment, healthy manufacturing particularly for sectors related to the energy transition, and strong steel exports. These factors offset continued weakness in the real estate sector. Iron ore demand in the rest of the world was mixed: Demand from developing Asian economies continued to grow along with new blast furnace capacity, while Developed Asia and European demand was impacted by planned blast furnace capacity retirements and maintenance in response to subdued steel demand.

Looking ahead, rising trade protectionism could weigh on global iron ore and steel demand in the near term. Seaborne supply is expected to be higher as production from existing supply basins normalises, and as new capacity comes onto the market including from Simandou.

Our estimate of cost support continues to sit in the US$80-100/t range on a 62% Fe CFR basis, formed by approximately 180 Mt of higher cost supply, mainly from Australian junior miners, Indian fines and some Chinese domestic mines. Over 60% of this supply sits above the US$90/t mark for cost support. Export volumes of price-sensitive Indian fines continued to drop significantly over the second half of FY2025. As the market turns more competitive, some additional high-cost suppliers may leave the market in the coming years.

We maintain our view that China’s steel production is likely to maintain its plateau around the 1 Bt level until the late 2020s. However, Chinese pig iron production is expected to decline over this period with more scrap used in steelmaking. In the long run, seaborne iron ore trade is likely to undergo steady diversification as demand grows in other developing regions. On the supply side, traditional suppliers may need to weigh future investment to sustain production in the face of grade decline and resource depletion.

Production

Total Iron Ore production increased by 1 per cent to a record 263 Mt.

WAIO delivered another full year production record of 257 Mt (290 Mt on a 100 per cent basis) and record shipments. This strong performance reflects supply chain excellence with record productive movement, in addition to improved rail cycle times, and enhanced car dumper and ship loader performance unlocked by the Port Debottlenecking Project 1 (PDP1). South Flank exceeded nameplate capacity of 80 Mt (100 per cent basis) in its first year following ramp up, contributing to record Ore for Rail (OFR) volumes from the Central Pilbara hub (South Flank and Mining Area C). The record production was delivered despite the impact of Tropical Cyclone Zelia and Tropical Storm Sean in Q3, and the planned increase in tie-in activity of the multi-year Rail Technology Programme (RTP1).

Samarco production increased by 34 per cent to 6.4 Mt (BHP share), following the ramp up of the second concentrator.

Financial results

Total Iron Ore revenue decreased by US$5.0 billion to US$22.9 billion in FY2025, primarily due to lower average realised prices.

Underlying EBITDA for Iron Ore decreased by US$4.5 billion to US$14.4 billion primarily due to lower average realised prices, net of price-linked costs, of US$4.3 billion. Lower net freight recoveries and an increase in closed sites rehabilitation provision of US$0.2 billion was offset by favourable foreign exchange rate impacts of US$0.2 billion.

Outlook

WAIO production is expected to be between 251 and 262 Mt (284 and 296 Mt on a 100 per cent basis) in FY2026, incorporating the planned rebuild of Car Dumper 3 in HY2026 and the ongoing tie-in activities for RTP1.

WAIO unit costs in FY2026 are expected to be between US$18.25 and US$19.75 per tonne (based on an exchange rate of AUD/USD 0.65).

Samarco production is expected to be between 7.0 and 7.5 Mt (BHP share) in FY2026 with the second concentrator now online, somewhat offset by planned maintenance expected during the financial year.

The comparison for the year ended 30 June 2024 to 30 June 2023 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2024, filed on 30 August 2024.

12.3 Coal

Detailed below is financial and operating information for our Coal assets comparing FY2025 to FY2024.

Year ended 30 June US$M	2025	2024
Revenue	5,046	7,666
Underlying EBITDA	573	2,290
Net operating assets	6,357	6,472
Capital expenditure	525	646
Underlying ROCE	(1%)	19%
Total steelmaking coal production (Mt)	18	22
Total energy coal production (Mt)	15	15
Average realised prices
Steelmaking coal (US$/t)	193.82	266.06
Hard coking coal (HCC) (US$/t)	193.82	273.03
Weak coking coal (WCC) (US$/t)	–	205.54
Energy coal (US$/t)	107.80	121.52
Unit costs
BMA (US$/t)	127.50	119.54

Key drivers of Coal’s financial results

Price overview

Steelmaking coal prices declined in second half of FY2025 as seaborne demand weakness more than offset ongoing seaborne supply disruptions in Australia.

Indian pig iron production growth remained strong. Lower demand from Developed Asia and Europe, and higher domestic coal production in China weighed on global seaborne steelmaking coal demand. Weak steel margins outside China also prompted steel mills to reduce their blend of premium coals.

In the near term, the recovery of Australian supply is likely to continue. Chinese policy toward domestic coal supply remains a key uncertainty for global steelmaking coal markets, with Chinese coking coal prices increasing since July owing to market expectations for supply intervention.

Over the longer term, we expect that higher quality steelmaking coals, such as those produced by our BMA assets, will be valued for their role in reducing the greenhouse gas emission intensity of blast furnaces. In addition, robust hard coking coal imports from developing countries such as India, will lead to growing and resilient demand for decades to come. With the major seaborne supply region of Queensland not being conducive to long-life capital investment owing to the current royalty regime, the scarcity value of higher quality steelmaking coals may also increase over time.

Production

Steelmaking coal

BMA production decreased by 19 per cent to 18 Mt due to the divestment of Blackwater and Daunia mines in FY2024. Excluding the divestment, production increased 5 per cent underpinned by improved truck productivity that led to increased production across all open cut mines.

Energy coal

NSWEC production decreased by 2 per cent to 15 Mt due to increased wet weather impacting truck productivity, as well as a higher proportion of washed coal and reduced truck availability in Q1, partially offset by a drawdown of inventory.

Financial results

Coal revenue decreased by US$2.6 billion to US$5.0 billion in FY2025 mainly due to lower average realised prices and the divestment of Blackwater and Daunia in FY2024.

Underlying EBITDA for Coal decreased by US$1.7 billion to US$0.6 billion. Price impacts, net of price-linked costs, decreased Underlying EBITDA by US$1.1 billion and the divestment of Blackwater and Daunia in FY2024 reduced EBITDA by US$0.4 billion.

Controllable cash costs increased by US$0.3 billion primarily due to inventory drawdowns to offset the impact of Broadmeadow geotechnical characteristics and significant wet weather. Favourable foreign exchange rate impacts of US$0.1 billion were offset by higher Inflation of US$0.1 billion.

Outlook

BMA production is expected to be between 18 and 20 Mt (36 and 40 Mt on a 100 per cent basis) in FY2026, weighted to the second half.

BMA unit costs in FY2026 are expected to be between US$116 and US$128 per tonne (based on an exchange rate of AUD/USD 0.65).

NSWEC production is expected to be between 14 and 16 Mt in FY2026.

The comparison for the year ended 30 June 2024 to 30 June 2023 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2024, filed on 30 August 2024.

12.4 Other assets

Detailed below is an analysis of Other assets’ financial and operating performance comparing FY2025 to FY2024.

Western Australia Nickel

Key drivers of Western Australia Nickel’s financial results

Price overview

The nickel market remained in surplus in the second half of FY2025, with prices trending generally lower across the period. While demand for electric vehicles in China has grown strongly, sales penetration in OECD countries has been below expectations. The share of non-nickel battery chemistries has also risen, weighing on near-term nickel demand growth.

These trends are expected to continue in the near term, suggesting that the market will remain in surplus. Indonesian supply continues to grow strongly, though Indonesian government policy remains a key factor for future growth.

Production

Western Australia Nickel (WAN) production decreased by 63 per cent to 30 kt, as operations transitioned into temporary suspension in December 2024.

Financial results

WAN revenue decreased by US$0.7 billion to US$0.8 billion in FY2025, as operations transitioned into temporary suspension in December 2024.

WAN recorded an Underlying EBITDA loss of US$0.6 billion in FY2025, including care and maintenance program of works, compared to a loss of US$0.3 billion in FY2024.

Outlook

As previously announced, BHP intends to review the decision to temporarily suspend WAN by February 2027. As part of this review, BHP is assessing the potential divestment of the WAN assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure.

Potash

Potash recorded an Underlying EBITDA loss of US$284 million in FY2025, compared to a loss of US$255 million in FY2024.

Jansen Stage 1 is 68 per cent complete with estimated date of first production under review, which may revert to the original schedule of mid-CY2027.

Price overview

Potash prices moved higher during the second half of FY2025 on strong demand, particularly from India and Southeast Asia, reports of maintenance at Russian and Belarusian mines, and disruptions in Laos. In FY2026, we expect the potash market to come closer to balance as demand adjusts to current market conditions.

In the medium term, potash demand is expected to continue to benefit from a rising and wealthier population and changing diets, while additional supply from traditional and emerging basins is also expected to be added to the market over this period.

Longer term, we believe that potash stands to benefit from the intersection of several global megatrends: rising population, changing diets and the need for more sustainable and efficient use of arable land for agriculture. These attractive long-term demand fundamentals combined with Jansen’s expected position in the industry as one of the lowest cost producers once it has ramped up will cement the role of potash within BHP’s portfolio over the long term.

The comparison for the year ended 30 June 2024 to 30 June 2023 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2024, filed on 30 August 2024.

12.5 Impact of changes to commodity prices

The prices we obtain for our products are a key driver of value for BHP. Fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact of changes in commodity prices in FY2025 on our key financial measures is set out below.

	Impact on profit after taxation (US$M)	Impact on Underlying EBITDA (US$M)
US¢1/lb on copper price	29	42
US$1/t on iron ore price	162	232
US$1/t on steelmaking coal price	8	11
US$1/t on energy coal price	9	14

13. Non-IFRS financial information

We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information is not defined or specified under the requirements of IFRS, however is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information and the below reconciliations included in this document are unaudited. The non-IFRS financial information presented is consistent with how management reviews the financial performance of the Group with the Board and the investment community.

Sections 13.1 and 13.2 outline why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

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

Year ended 30 June	2025 US$M	2024 US$M	2023 US$M
Revenue	–	–	–
Other income	–	877	–
Expenses excluding net finance costs, depreciation, amortisation and impairments	(621)	(139)	(103)
Depreciation and amortisation	–	–	–
Impairments of property, plant and equipment and intangibles net of reversals	90	(3,800)	–
Profit/(loss) from equity accounted investments, related impairments and expenses	(245)	(3,032)	215

Profit/(loss) from operations	(776)	(6,094)	112

Financial expenses	(458)	(506)	(452)
Financial income	–	–	–

Net finance costs	(458)	(506)	(452)

Profit/(loss) before taxation	(1,234)	(6,600)	(340)

Income tax (expense)/benefit	96	837	(266)
Royalty-related taxation (net of income tax benefit)	–	–	–

Total taxation (expense)/benefit	96	837	(266)

Profit/(loss) after taxation	(1,138)	(5,763)	(606)

Total exceptional items attributable to non-controlling interests	–	–	(107)
Total exceptional items attributable to BHP shareholders	(1,138)	(5,763)	(499)

Exceptional items attributable to BHP shareholders per share (US cents)	(22.4)	(113.7)	(9.8)

Weighted basic average number of shares (million)	5,073	5,068	5,064

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

Year ended 30 June	2025 US$M	2024 US$M	2023 US$M
Profit after taxation attributable to BHP shareholders	9,019	7,897	12,921
Total exceptional items attributable to BHP shareholders[1]	1,138	5,763	499

Underlying attributable profit	10,157	13,660	13,420

1.	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying basic earnings per share

Year ended 30 June	2025 US cents	2024 US cents	2023 US cents
Basic earnings per ordinary share	177.8	155.8	255.2
Exceptional items attributable to BHP shareholders per share[1]	22.4	113.7	9.8

Underlying basic earnings per ordinary share	200.2	269.5	265.0

1.	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying EBITDA

Year ended 30 June	2025 US$M	2024 US$M	2023 US$M
Profit from operations	19,464	17,537	22,932
Exceptional items included in profit from operations[1]	776	6,094	(112)

Underlying EBIT	20,240	23,631	22,820

Depreciation and amortisation expense	5,540	5,295	5,061
Impairments of property, plant and equipment and intangibles net of reversals	108	3,890	75
Exceptional items included in depreciation, amortisation and impairments[1]	90	(3,800)	–

Underlying EBITDA	25,978	29,016	27,956

1.	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying EBITDA – Segment

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	9,956	11,826	(33)	(2,285)	19,464
Exceptional items included in profit from operations[1]	–	321	–	455	776
Depreciation and amortisation expense	2,351	2,098	602	489	5,540
Impairments of property, plant and equipment and intangibles net of reversals	19	151	4	(66)	108
Exceptional items included in depreciation, amortisation and impairments[1]	–	–	–	90	90

Underlying EBITDA	12,326	14,396	573	(1,317)	25,978

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	6,524	13,759	2,557	(5,303)	17,537
Exceptional items included in profit from operations[1]	–	3,066	(880)	3,908	6,094
Depreciation and amortisation expense	2,023	2,027	611	634	5,295
Impairments of property, plant and equipment and intangibles net of reversals	17	61	2	3,810	3,890
Exceptional items included in depreciation, amortisation and impairments[1]	–	–	–	(3,800)	(3,800)

Underlying EBITDA	8,564	18,913	2,290	(751)	29,016

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	4,810	14,847	4,295	(1,020)	22,932
Exceptional items included in profit from operations[1]	–	(176)	–	64	(112)
Depreciation and amortisation expense	1,810	1,993	697	561	5,061
Impairments of property, plant and equipment and intangibles net of reversals	33	28	6	8	75

Underlying EBITDA	6,653	16,692	4,998	(387)	27,956

1.	For more information refer to Financial Statements note 3 ‘Exceptional items’.

2.	Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Year ended 30 June 2025 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Impairments net of reversals	Exceptional items included in depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(286)	–	2	–	–	(284)
Western Australia Nickel	(909)	320	–	(90)	90	(589)
Other[2]	(1,090)	135	487	24	–	(444)

Total	(2,285)	455	489	(66)	90	(1,317)

Year ended 30 June 2024 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Impairments net of reversals	Exceptional items included in depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(257)	–	2	–	–	(255)
Western Australia Nickel	(4,174)	3,800	72	3,800	(3,800)	(302)
Other[2]	(872)	108	560	10	–	(194)

Total	(5,303)	3,908	634	3,810	(3,800)	(751)

Year ended 30 June 2023 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Impairments net of reversals	Exceptional items included in depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(207)	–	2	–	–	(205)
Western Australia Nickel	55	–	105	2	–	162
Other[2]	(868)	64	454	6	–	(344)

Total	(1,020)	64	561	8	–	(387)

1.	For more information refer to Financial Statements note 3 ‘Exceptional items’.

2.	Other includes functions, other unallocated operations, legacy assets and consolidation adjustments.

Underlying EBITDA margin

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	20,685	22,891	5,046	530	49,152
Revenue – Third-party products	1,845	28	–	237	2,110

Revenue	22,530	22,919	5,046	767	51,262

Underlying EBITDA – Group production	12,235	14,392	573	(1,341)	25,859
Underlying EBITDA – Third-party products	91	4	–	24	119

Underlying EBITDA[2]	12,326	14,396	573	(1,317)	25,978

Segment contribution to the Group’s Underlying EBITDA[3]	45%	53%	2%		100%
Underlying EBITDA margin[4]	59%	63%	11%		53%

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	16,545	27,927	7,666	1,470	53,608
Revenue – Third-party products	2,021	25	–	4	2,050

Revenue	18,566	27,952	7,666	1,474	55,658

Underlying EBITDA – Group production	8,490	18,916	2,290	(753)	28,943
Underlying EBITDA – Third-party products	74	(3)	–	2	73

Underlying EBITDA[2]	8,564	18,913	2,290	(751)	29,016

Segment contribution to the Group’s Underlying EBITDA[3]	29%	64%	7%		100%
Underlying EBITDA margin[4]	51%	68%	30%		54%

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	14,164	24,791	10,958	2,009	51,922
Revenue – Third-party products	1,863	21	–	11	1,895

Revenue	16,027	24,812	10,958	2,020	53,817

Underlying EBITDA – Group production	6,635	16,693	4,998	(387)	27,939
Underlying EBITDA – Third-party products	18	(1)	–	–	17

Underlying EBITDA[2]	6,653	16,692	4,998	(387)	27,956

Segment contribution to the Group’s Underlying EBITDA[3]	23%	59%	18%		100%
Underlying EBITDA margin[4]	47%	67%	46%		54%

1.	Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

2.

We differentiate sales of our production (which may include third-party product feed) from direct sales of third-party products to better measure our operational profitability as a percentage of revenue. We may buy and sell third-party products to ensure a steady supply of product to our customers where there is occasional production variability or shortfalls from our assets.

3.	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.

4.	Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2025			2024			2023
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	18,353	(7,210)	39.3	16,048	(6,447)	40.2	21,401	(7,077)	33.1
Adjusted for:
Exchange rate movements	–	21		–	(79)		–	94
Exceptional items[1]	1,234	(96)		6,600	(837)		340	266

Adjusted effective tax rate	19,587	(7,285)	37.2	22,648	(7,363)	32.5	21,741	(6,717)	30.9

1.	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Year ended 30 June	2025 US$M	2024 US$M	2023 US$M
Capital expenditure (purchases of property, plant and equipment)	9,398	8,816	6,733
Add: Exploration and evaluation expenditure	396	457	350

Capital and exploration expenditure (cash basis)	9,794	9,273	7,083

Free cash flow

Year ended 30 June	2025 US$M	2024 US$M	2023 US$M
Net operating cash flows	18,692	20,665	18,701
Net investing cash flows	(13,350)	(8,762)	(13,065)

Free cash flow	5,342	11,903	5,636

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

Year ended 30 June	2025 US$M	2024 US$M	2023 US$M
Interest bearing liabilities – Current	2,018	2,084	7,173
Interest bearing liabilities – Non-current	22,478	18,634	15,172

Total interest bearing liabilities	24,496	20,718	22,345

Comprising:
Borrowing	21,543	17,602	19,326
Lease liabilities	2,953	3,116	3,019

Less: Lease liability associated with index-linked freight contracts	333	511	287

Less: Cash and cash equivalents	11,894	12,501	12,428

Less: Net debt management related instruments[1]	(595)	(1,395)	(1,572)
Less: Net cash management related instruments[2]	(60)	(19)	36

Less: Total derivatives included in net debt	(655)	(1,414)	(1,536)

Net debt	12,924	9,120	11,166

Net assets	52,218	49,120	48,530

Gearing	19.8%	15.7%	18.7%

1.	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.

2.	Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

Net debt waterfall

Year ended 30 June	2025 US$M	2024 US$M
Net debt at the beginning of the period	(9,120)	(11,166)

Net operating cash flows	18,692	20,665
Net investing cash flows	(13,350)	(8,762)
Net financing cash flows	(5,971)	(11,669)

Net (decrease)/increase in cash and cash equivalents	(629)	234

Carrying value of interest bearing liability net (proceeds)/repayments	(2,454)	2,236

Carrying value of debt related instruments settlements	147	321

Carrying value of cash management related instruments proceeds	(195)	(361)

Fair value change on hedged loans	(263)	214
Fair value change on hedging derivatives	290	(188)
Foreign currency exchange rate changes on cash and cash equivalents	24	(159)
Lease additions (excluding leases associated with index-linked freight contracts)	(547)	(429)
Divestment of subsidiaries and operations	–	60
Other	(177)	118

Non-cash movements	(673)	(384)

Net debt at the end of the period	(12,924)	(9,120)

Net operating assets

The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet.

Year ended 30 June	2025 US$M	2024 US$M
Net assets	52,218	49,120
Less: Non-operating assets
Cash and cash equivalents	(11,894)	(12,501)
Trade and other receivables[1]	(17)	(306)
Other financial assets[2]	(1,251)	(1,398)
Current tax assets	(545)	(314)
Deferred tax assets	(78)	(67)

Add: Non-operating liabilities
Trade and other payables[3]	332	297
Interest bearing liabilities	24,496	20,718
Other financial liabilities[4]	1,117	1,558
Current tax payable	900	884
Non-current tax payable	3	40
Deferred tax liabilities	3,506	3,332

Net operating assets	68,787	61,363

Net operating assets
Copper	40,884	36,368
Iron Ore	15,252	13,812
Coal	6,357	6,472
Group and unallocated items[5]	6,294	4,711

Total	68,787	61,363

1.	Represents external finance receivable, accrued interest receivable and receivables related to divestment of subsidiaries and operations included within other receivables.

2.

Represents cross currency and interest rate swaps, forward exchange contracts related to cash management, investment in shares, other investments, deferred receivable from divestment of subsidiaries and operations and associated receivables contingent on outcome of future events relating to realised commodity prices.

3.	Represents accrued interest payable included within other payables.

4.	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

5.	Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2025 and relates them back to our Consolidated Income Statement.

>For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA refer to OFR 13.2

	Revenue US$M	Total expenses, other income and profit/ (loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and exceptional items US$M	Underlying EBITDA US$M
Year ended 30 June 2024
Revenue	55,658
Other income		1,285
Expenses excluding net finance costs		(36,750)
(Loss)/profit from equity accounted investments, related impairments and expenses		(2,656)

Total other income, expenses excluding net finance costs and (loss)/profit from equity accounted investments, related impairments and expenses		(38,121)

Profit from operations			17,537
Depreciation, amortisation and impairments[1]				9,185
Exceptional item included in Depreciation, amortisation and impairments				(3,800)
Exceptional items				6,094

Underlying EBITDA					29,016

Change in sales prices	(4,580)	–	(4,580)	–	(4,580)
Price-linked costs	–	875	875	–	875

Net price impact	(4,580)	875	(3,705)	–	(3,705)

Change in volumes	2,540	(325)	2,215	–	2,215

Operating cash costs	–	(893)	(893)	–	(893)
Exploration and business development	–	(60)	(60)	–	(60)

Change in controllable cash costs[2]	–	(953)	(953)	–	(953)

Exchange rates	–	354	354	–	354
Inflation on costs	–	(538)	(538)	–	(538)
Fuel, energy and consumable price movements	–	148	148	–	148
Non-cash	–	392	392	–	392
One-off items	–	–	–	–	–

Change in other costs	–	356	356	–	356

Asset sales	–	(40)	(40)	–	(40)
Ceased and sold operations	(1,944)	1,222	(722)	–	(722)
New and acquired operations	–	–	–	–	–
Other	(412)	223	(189)	–	(189)

Depreciation, amortisation and impairments	–	(353)	(353)	353	–
Exceptional items	–	5,318	5,318	(5,318)	–

Year ended 30 June 2025
Revenue	51,262
Other income		368
Expenses excluding net finance costs		(32,319)
Profit/(loss) from equity accounted investments, related impairments and expenses		153

Total other income, expenses excluding net finance costs and profit/(loss) from equity accounted investments, related impairments and expenses		(31,798)

Profit from operations			19,464
Depreciation, amortisation and impairments[1]				5,648
Exceptional item included in Depreciation, amortisation and impairments				90
Exceptional items				776

Underlying EBITDA					25,978

1.

Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional impairments of US$198 million (FY2024: US$90 million).

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

Underlying return on capital employed (ROCE)

Year ended 30 June	2025 US$M	2024 US$M	2023 US$M
Profit after taxation	11,143	9,601	14,324
Exceptional items[1]	1,138	5,763	606

Subtotal	12,281	15,364	14,930

Adjusted for:
Net finance costs	1,111	1,489	1,531
Exceptional items included within net finance costs[1]	(458)	(506)	(452)
Income tax expense on net finance costs	(224)	(303)	(342)

Profit after taxation excluding net finance costs and exceptional items	12,710	16,044	15,667

Net assets at the beginning of the period	49,120	48,530	48,766
Net debt at the beginning of the period	9,120	11,166	333

Capital employed at the beginning of the period	58,240	59,696	49,099

Net assets at the end of the period	52,218	49,120	48,530
Net debt at the end of the period	12,924	9,120	11,166

Capital employed at the end of the period	65,142	58,240	59,696

Average capital employed	61,691	58,968	54,398

Underlying return on capital employed	20.6%	27.2%	28.8%

1.	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying return on capital employed (ROCE) by segment

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Profit after taxation excluding net finance costs and exceptional items	5,750	8,541	(42)	(1,539)	12,710
Average capital employed	33,906	13,408	6,590	7,787	61,691

Underlying return on capital employed	17%	64%	(1%)	–	20.6%

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Profit after taxation excluding net finance costs and exceptional items	4,099	11,877	1,254	(1,186)	16,044
Average capital employed	31,205	14,259	6,529	6,975	58,968

Underlying return on capital employed	13%	83%	19%	–	27.2%

1.

Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (comprising Nickel West and West Musgrave, both transitioned into temporary suspension in December 2024), legacy assets and consolidation adjustments.

Underlying return on capital employed (ROCE) by asset

Year ended 30 June 2025 US$M	Western Australia Iron Ore	Escondida	Antamina	Pampa Norte	Copper South Australia	BHP Mitsubishi Alliance	Western Australia Nickel[1]	Potash[2]	New South Wales Energy Coal[3]	Other	Total Group
Profit after taxation excluding net finance costs and exceptional items	8,579	4,144	505	469	846	67	(684)	(331)	76	(961)	12,710
Average capital employed	19,890	11,213	1,513	4,353	15,282	6,564	(11)	7,324	(50)	(4,387)	61,691

Underlying return on capital employed	43%	37%	33%	11%	6%	1%	–	–	–	–	20.6%

Year ended 30 June 2024 US$M	Western Australia Iron Ore	Escondida	Antamina	Pampa Norte	Copper South Australia	BHP Mitsubishi Alliance	Western Australia Nickel[1]	Potash[2]	New South Wales Energy Coal[3]	Other	Total Group
Profit after taxation excluding net finance costs and exceptional items	11,939	2,912	440	296	671	1,038	(369)	(265)	277	(895)	16,044
Average capital employed	19,732	10,677	1,404	4,224	14,578	6,731	1,269	5,303	(364)	(4,586)	58,968

Underlying return on capital employed	61%	27%	31%	7%	5%	15%	–	–	–	–	27.2%

1.	Western Australia Nickel ROCE has not been shown following transition into temporary suspension.

2.	Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase.

3.	NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

Unit costs

Unit costs do not include the re-allocation to assets in FY2024 and FY2025 of the costs associated with the employee entitlements and allowances review conducted in FY2023, which were reported in Group and Unallocated in that period.

The calculation of Escondida, Spence and Copper South Australia unit costs are set out in the table below.

	Escondida unit costs		Spence unit costs		Copper South Australia unit costs
US$M	FY2025	FY2024	FY2025	FY2024	FY2025	FY2024
Revenue	13,177	10,013	2,726	2,271	4,655	4,085
Underlying EBITDA	8,593	5,759	1,296	961	1,936	1,568

Gross costs	4,584	4,254	1,430	1,310	2,719	2,517

Less: by-product credits	754	523	134	105	1,682	1,354
Less: freight	224	194	51	49	28	57
Less: government royalties	124	54	–	–	166	141
Less: re-allocation of costs associated with the employee entitlements and allowances review	–	–	–	–	2	14

Net costs	3,482	3,483	1,245	1,156	841	951

Sales (kt)	1,324	1,087	273	246	324	314
Sales (Mlb)	2,918	2,396	602	543	713	692

Cost per pound (US$)[1]	1.19	1.45	2.07	2.13	1.18	1.37

1.	FY2025 based on average realised exchange rates of USD/CLP 951 (FY2024 USD/CLP 907) and on an average realised exchange rate of AUD/USD 0.65 (FY2024 AUD/USD 0.66).

The calculation of WAIO unit costs is set out in the table below.

	WAIO unit costs
US$M	FY2025	FY2024
Revenue	22,767	27,805
Underlying EBITDA	14,394	18,964

Gross costs	8,373	8,841

Less: freight	2,004	2,182
Less: government royalties	1,612	1,954
Less: re-allocation of costs associated with the employee entitlements and allowances review	28	48

Net costs	4,729	4,657

Sales (kt, equity share)	254,813	255,977

Cost per tonne (US$)[1]	18.56	18.19

1.	FY2025 based on an average realised exchange rate of AUD/USD 0.65 (FY2024 AUD/USD 0.66).

The calculation of BMA unit costs is set out in the table below.

	BMA unit costs
US$M	FY2025	FY2024
Revenue	3,422	5,873
Underlying EBITDA	591	1,914

Gross costs	2,831	3,959

Less: freight	28	29
Less: government royalties	530	1,260
Less: re-allocation of costs associated with the employee entitlements and allowances review	1	5

Net costs	2,272	2,665

Sales (kt, equity share)	17,820	22,294

Cost per tonne (US$)[1]	127.50	119.54

1.	FY2025 based on an average realised exchange rate of AUD/USD 0.65 (FY2024 AUD/USD 0.66).

13.1  Definition and calculation of non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information is useful	Calculation methodology
Underlying attributable profit

Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is also the basis on which our dividend payout ratio policy is applied.

On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.

Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.
Underlying basic earnings per share		Underlying attributable profit divided by the weighted basic average number of shares.
Underlying EBITDA	Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.	Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method, including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).
Underlying EBITDA margin		Underlying EBITDA excluding third-party product EBITDA, divided by revenue excluding third-party product revenue.
Underlying EBIT	Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as Discontinued operations and any exceptional items.	Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method, including net finance costs and taxation expense/(benefit).
Profit from operations		Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method, including net finance costs and taxation expense/(benefit).
Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration and evaluation expenditure.
Free cash flow	It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.	Net operating cash flows less net investing cash flows.
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
Gearing ratio		Ratio of Net debt to Net debt plus Net assets.
Net operating assets	Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.	Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information is useful	Calculation methodology
Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation excluding exceptional items.
Unit costs	Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non-controllable factors to enhance comparability between the Group’s assets.

Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight, re-allocation of the costs associated with the employee entitlements and allowance review in FY2023, and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group. The re-allocation to assets in FY2024 and FY2025 of the costs associated with the employee entitlements and allowances review in FY2023 are excluded in asset unit costs as these costs were already recognised in Group and Unallocated in FY2023.

Escondida, Spence and Copper South Australia unit costs exclude:

•   by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production

•   government royalties, as these are costs that are not deemed to be under the Group’s control and the Group believes exclusion provides a similar basis of comparison to our peer group

WAIO and BMA unit costs exclude:

•   government royalties, as these are costs that are not deemed to be under the Group’s control and the Group believes exclusion provides a similar basis of comparison to our peer group

13.2  Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.
Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.
Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.
Controllable cash costs	Total of operating cash costs and exploration and business development costs.
Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.
Exploration and evaluation and business development	Exploration and evaluation and business development expense in the current period minus exploration and business development expense in the prior period.
Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.
Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.
Fuel, energy and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.
Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.
One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.
Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.
Ceased and sold operations	Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the current period minus Underlying EBITDA for operations that ceased (including temporary suspension) or were sold in the prior period.
New and acquired operations	Underlying EBITDA for operations that were acquired in the current period minus Underlying EBITDA for operations that were acquired in the prior period.
Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.
Other	Variances not explained by the above factors.

14.  Other information

14.1  Company details

Refer to page i for further information.

14.2  Forward-looking statements

Refer to page i for further information.

This Report is made in accordance with a resolution of the Board.

Ross McEwan

Chair

Dated: 19 August 2025

Corporate Governance Statement

Contents:

1.	Corporate governance at BHP
2.	FY2025 corporate governance highlights
3.	BHP’s governance structure
4.	Board composition and succession
5.	Board Committees
6.	Management
7.	Shareholders and reporting
8.	Culture and conduct
9.	Risk management and assurance
10.	US requirements

1.  Corporate governance at BHP

Good corporate governance underpins the way we conduct business.

This Corporate Governance Statement sets out the corporate governance framework currently in place for the Group, including the key policies and practices.

BHP was fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition) throughout FY2025. The ASX Fourth Edition is available at asx.com.au.

BHP is also subject to governance requirements from our London Stock Exchange (LSE) and New York Stock Exchange (NYSE) listings and our registration with the Securities and Exchange Commission (SEC) in the United States.

This Corporate Governance Statement is current as at 19 August 2025 and has been approved by the Board.

>More information on our corporate governance framework and practices is available at bhp.com/governance, which includes links to our Appendix 4G and each of the publicly available documents referenced in this Corporate Governance Statement

2.  FY2025 corporate governance highlights

Our Code of Conduct

The Board approved the refreshed Our Code of Conduct in FY2025, which was published in March 2025. Our Code of Conduct applies to everyone who works for BHP, with BHP or on BHP’s behalf (including employees, directors and contractors). Our Code of Conduct was streamlined and updated in FY2025 to reflect changes to the external environment and our business context and to include a greater focus on values-driven decision-making in line with Our Values, which were refreshed in FY2024.

BHP Chair transition

A key activity during the year was the Chair succession and transition process. Ken MacKenzie retired as Chair and a Non-executive Director on 31 March 2025. Ross McEwan succeeded Ken MacKenzie as Chair of the Board and Chair of the Nomination and Governance Committee on 31 March 2025. The appointment of Ross McEwan as Chair followed a formal Chair succession process led by BHP Senior Independent Director, Gary Goldberg.

Gender balance

In April 2025, we achieved our aspirational goal to achieve gender balance within our employee workforce globally by CY2025, with women comprising 41.3 per cent of our global employee workforce. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization. The Board continues to be gender balanced.

Site visits

The Board visited key BHP sites during FY2025, including Copper South Australia, BMA, legacy assets and Resolution Copper, and attended customer site visits. The Board met with a broad range of stakeholders during these visits, including workforce, partners, community members and Indigenous and First Nations representatives.

3.  BHP’s governance structure

Board

The Board has ultimate responsibility for overseeing BHP’s governance. The role of the Board, as set out in the Board Governance Document, is to represent shareholders and promote and protect the interests of BHP in the short and long term.

The Board Governance Document outlines the Board’s responsibilities and processes, including the matters specifically reserved for the Board, the authority delegated to the Chief Executive Officer (CEO) and the accountability of the CEO for that authority, and provides guidance on the management of the relationship between the Board and the CEO. The Board Governance Document is reviewed by the Board annually and was reviewed in FY2025.

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

•	approving strategy, annual budgets, balance sheet management and funding strategy

•	approving commitments, capital and non-capital items, acquisitions and divestments above specified thresholds

•	approving the dividend policy and determining dividends

•	approving significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets

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

In Q4 FY2025, the Board approved a refreshed risk appetite statement that is effective from FY2026. This provides guidance to management on the level of risk we seek to take in pursuing our objectives.

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

>Each Committee is delegated authority by the Board under its Charter. These Charters are available at bhp.com/governance

>For more information on each of the Committees refer to section 5

Chair

The Chair of the Board is responsible for leading the Board and ensuring it operates to high governance standards. In particular, the Chair facilitates constructive Board relations and the effective contribution of all Non-executive Directors.

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

4.  Board composition and succession

4.1  Board of Directors and Company Secretary

The Board currently has nine members. The Directors’ qualifications, experience and special responsibilities are listed below.

Ross McEwan Bachelor of Business Appointment Independent Non-executive Director since April 2024 Chair since 31 March 2025

Skills and experience

Ross McEwan has over 30 years’ global executive experience, including in the financial services industry, with deep expertise in capital allocation, risk management and value creation in complex regulatory environments.

Ross was Chief Executive Officer of National Australia Bank (from 2019 to April 2024) and Group Chief Executive Officer of the Royal Bank of Scotland (from 2013 to 2019). Prior to that, he held executive roles at Commonwealth Bank of Australia, First NZ Capital Securities and National Mutual Life Association of Australasia/AXA New Zealand. Ross has also been Lead Independent Director of Reece Limited (from October 2024 to June 2025) and a Non-executive Director of QinetiQ Group Plc (from March 2024 to July 2025).

Ross brings a strong focus on people and culture, technology and innovation and has extensive experience in value creation, capital allocation and delivering operational excellence. He has worked closely with a wide range of stakeholders, including customers, governments and regulators and brings a global perspective on critical strategic issues. He has a deep understanding of organisational transformation and technology as a driver of change.

Current appointments

Ross is currently a Non-executive Director of Ruminant Biotech Corp Limited (since June 2021).

Mike Henry Bachelor of Science (Chemistry) Appointment Non-independent Director since January 2020 Chief Executive Officer since 1 January 2020

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

Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE, Chief Operating Officer of Technology and Innovation at SAP and President of SAP Labs China.

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

Gary Goldberg Bachelor of Science (Mining Engineering), MBA Appointment Independent Non-executive Director since February 2020 Senior Independent Director since 21 December 2020

Skills and experience

Gary Goldberg has over 40 years’ global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy.

Gary was the Chief Executive Officer of Newmont Corporation (from 2013 to 2019) and prior to that, President and Chief Executive Officer of Rio Tinto Minerals. Gary has also been a non-executive Director of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe, and served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, Co-Chair of the World Economic Forum Mining and Metals Industry community, and Chair of the National Mining Association in the United States.

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

Current appointments

Gary is a Director of Imperial Oil Limited (since May 2023).

Michelle Hinchliffe Bachelor of Commerce, FCA, ACA Appointment Independent Non-executive Director since March 2022

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

Don Lindsay Bachelor of Science (Hons), MBA Appointment Independent Non-executive Director since May 2024

Skills and experience

Don Lindsay has more than 40 years’ global experience, including in mining and resource development, financial markets, transformational leadership, growth and value creation.

Don was the President and Chief Executive Officer of Teck Resources Limited (from 2005 to 2022) and prior to that, worked for almost 20 years with CIBC World Markets Inc., where he served as President, Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Don also served as Chair of the Board of Governors for Mining and Metals for the World Economic Forum, Chair of the Business Council of Canada, Chair of the International Council on Mining and Metals and Chair of the Invictus Games Vancouver-Whistler 2025 (from November 2022 to July 2025).

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

Current appointments

Don is Chair of the Board of Manulife Financial Corporation (since February 2023).

Christine O’Reilly Bachelor of Business Appointment Independent Non-executive Director since October 2020

Skills and experience

Christine O’Reilly has over 30 years’ experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large-scale capital projects and transformational strategy.

Christine was the Chief Executive Officer of the GasNet Australia Group and Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management, following an early career in investment banking and audit at Price Waterhouse. Christine has also served as a Non-executive Director of Stockland Limited (from August 2018 to October 2024), Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018).

Christine has a deep understanding of financial drivers of the businesses and experience in capital allocation discipline across sectors that have long-dated paybacks for shareholders and stakeholders. Her insights into cost efficiency and cash flow as well as the impact of policy on innovation, investment and project development are key inputs for the Board.

Current appointments

Christine is currently Chair of Australia Pacific Airports Corporation (since October 2024), a Non-executive Director of Australia and New Zealand Banking Group (since November 2021) and a Non-executive Director (since November 2023) and Deputy Chair of Infrastructure Victoria (since March 2024).

Catherine Tanna Bachelor of Laws, Honorary Doctor of Business Appointment Independent Non-executive Director since April 2022

Skills and experience

Catherine Tanna has more than 30 years’ experience in the resources, oil and gas, power generation and retailing sectors.

Catherine was formerly Managing Director of Energy Australia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations across Africa, North Asia, Russia, North America, Latin America and Australia. Catherine was also a member of the Board of the Reserve Bank of Australia (from 2011 to 2021), the Advisory Board of Fujitsu Australia (from February 2022 to April 2025) and a Director of the Business Council of Australia (from 2016 to 2021).

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

Current appointments

Catherine is a Non-executive Director at Bechtel Corporation (since May 2023), Chair of Bechtel Australia (since December 2023) and Senior Advisor at McKinsey & Company Inc (since April 2022).

Dion Weisler Bachelor of Applied Science (Computing), Honorary Doctor of Laws Appointment Independent Non-executive Director since June 2020

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

Current appointments

Dion is a Non-executive Director of Intel Corporation (since June 2020), Qantas Airways Limited (since March 2025) and Thermo Fisher Scientific Inc. (since March 2017).

Stefanie Wilkinson Bachelor of Arts, Bachelor of Laws (Hons), LLM, FGIA Appointment Group Company Secretary since March 2021

Skills and experience

Stefanie Wilkinson was appointed Group Company Secretary effective March 2021 and Group General Counsel effective 2 April 2024. Prior to joining BHP, Stefanie was a Partner at Herbert Smith Freehills (now Herbert Smith Freehills Kramer), a firm she was with for 15 years, specialising in corporate law and governance for listed companies. Earlier in her career, Stefanie was a solicitor at Allen & Overy in the Middle East. Stefanie is a fellow of the Governance Institute of Australia.

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

Dion Weisler was appointed Non-executive Director of Qantas Airways Limited in March 2025. Qantas provides BHP with air travel services including for workers at BHP’s Minerals Australia operations. Dion does not have any active role in the provision of services by Qantas to BHP. Catherine Tanna was appointed Non-executive Director at Bechtel Corporation and Chair of Bechtel Australia in 2023. Bechtel supplies BHP with engineering and other services at BHP assets in Minerals Australia and Minerals America. Catherine does not have any active role in the provision of services by Bechtel to BHP. The Board has assessed each of the relationships separately and, is satisfied that Dion and Catherine continue to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than the interests of an individual security holder or other party.

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

4.3 Board appointments and succession planning

Board succession planning

The Board adopts a structured and rigorous approach to Board succession planning to facilitate the orderly replacement of current Directors and guard against the consequences of unforeseen departures and oversees the development of a diverse pipeline. This process is continuous, with the aim of allowing the Board to determine an appropriate balance on the Board between experience and fresh perspectives, and the Board continues to be fit for purpose.

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

Chair transition

Ken MacKenzie retired from the Board on 31 March 2025, having been an independent Non-executive Director of BHP since September 2016 and the Chair of the Board since September 2017.

The Board elected Ross McEwan to succeed Ken MacKenzie as Chair of the Board and Ross was appointed as Chair on 31 March 2025. Ross has been a Non-executive Director of BHP since April 2024.

The appointment of Ross McEwan as Chair followed a formal Chair succession process led by BHP Senior Independent Director, Gary Goldberg.

The Group Chair succession planning process is the responsibility of the Board which makes all decisions on Chair succession, including the appointment of the Chair. The role of the Nomination and Governance Committee is to support the Board in its decision-making by periodically reviewing the Chair succession process and undertaking tasks or activities to prepare for a succession event, at the request of the Board.

4.4 Director induction, training and development

Upon appointment, each new Non-executive Director undertakes an induction program tailored to their needs. Non-executive Directors also undertake an induction program when they join a new Committee, which is tailored to the areas specific to that Committee’s role and the Director’s previous experience. The Chair also undertakes an induction program when they are appointed as Chair of the Board.

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

Examples of activities in the training and development program include:

•

briefings, development sessions and deep dives to provide each Director with a deeper understanding of the activities, environment, key issues and direction of BHP assets, along with broader sustainability, climate-related, geopolitical and cybersecurity considerations

•	training on crisis management

•

site visits to provide insights into key issues at BHP’s sites and to provide an opportunity for direct engagement with a cross-section of our workforce, community members, contractors, Indigenous and First Nations representatives and other stakeholders

•	engagement with external experts to discuss views on current and emerging trends and risks (threats and opportunities)

4.5 Director skills, experience and attributes

Overarching statement of Board requirements

At BHP, we know inclusive and diverse teams are safer and more productive. This is because people in these teams are more willing to share ideas and collaborate with colleagues, and they make better decisions as a result. Our teams with a more balanced mix of women and men report more safety hazards, have lower unplanned absentee rates and achieve more planned work.

The BHP Board is no different and believes its members should comprise Directors with a broad range of skills and perspectives for the Board to:

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

The Board skills matrix identifies the future-facing skills the Board intends to build, acquire and retain over the medium term in anticipation of its needs as it pursues its strategy of securing growth options in future-facing commodities. The Board skills matrix not only indicates the skills and expertise the Board currently possesses but also provides an illustration of the new skills the Board intends to acquire. An external service provider is engaged to assess the skills and experience of the Directors on the Board for the purposes of the skills matrix. The provider objectively assesses the competency and experience of each Director. Where a Director is assessed as having a high level of experience or competency for a particular category, they are included in the skills matrix for that category.

The Board collectively possesses all the skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes discussed above.

Skills and attributes	Number of Directors
Mining Senior executive who has deep operating or technical mining experience with a large company operating in multiple countries; successfully optimised and led a suite of large, global, complex operating assets that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results.	3
Global experience Global experience gained from working, managing business units and residing in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and the geopolitical and economic environment.	8
Strategy Senior executive who has had accountability for enterprise-wide strategy development and implementation in industries with long cycles and developing and leading business transformation strategies.	9
Commodity value chain and customers End-to-end value or commodity chain experience – understanding of consumers and customers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development.	7
Financial acumen Extensive financial experience and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance and internal financial controls.	9
Operating risk Extensive experience with the development and oversight of complex frameworks focused on the identification, assessment and assurance of operational workplace health, safety, environment, climate and community risks.	8
Technology Recent experience and expertise with the development, selection and implementation of leading and business transforming technology and innovation and responding to digital disruption.	7
Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, with proven long-term performance.	7
Social value, community and stakeholder engagement Extensive track record of positive external stakeholder engagement, including in relation to community issues and social responsibility. In-depth understanding of public policy, government relations and the intersection between value generation and corporate reputation.	6
Sustainability and decarbonisation transition Understanding of and experience with the identification and management of threats and opportunities related to sustainability and decarbonisation transition.	7
People and talent Extensive experience in talent and capability strategies, including for development, recruitment and retention, industrial relations, managing workforce transitions and upskilling workforce during periods of rapid change.	7

4.6  Diversity

BHP has adopted an Inclusion and Diversity Position Statement, which sets out our diversity policy and our priorities to accelerate the delivery of a more inclusive work environment and to enhance overall workplace diversity.

> BHP’s Inclusion and Diversity Position Statement is summarised in OFR 9.5 and available at bhp.com/careers/inclusion-diversity

In April 2025, we achieved our aspirational goal to achieve gender balance within our employee workforce globally by CY2025. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization.

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

Measurable objective for FY2025	Progress in FY2025
Achieve gender-balanced representation for the employee workforce to 40 per cent by the end of FY2025	Achieved in April 2025. As at the end of FY2025, our employee workforce is gender balanced with 41.3 per cent women.
Maintain gender-balanced representation for the Board and senior executives (defined as ELT and direct reports to the ELT in grade 15 and above roles)	Our Board continued to be gender balanced in FY2025. Our senior executive ranks remain consistent and represent 41.3 per cent women in FY2025.

>For more information on our focus areas for diversity during FY2025 and the respective proportions of men and women on the Board, in senior executive positions and across the employee workforce refer to OFR 9.5

>More diversity data is available in the BHP ESG Standards and Databook 2025 available at bhp.com/ESGSD2025

The Board’s composition reflects gender balance and a diversity of experience, education and geographic background.

As at 30 June 2025, 44 per cent of Directors are female and the BHP Board satisfies the target in the UK Listing Rules of having at least 40 per cent female Directors and the guidance of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition. BHP also satisfies the UK Listing Rule target of having at least one Director from a minority ethnic background on the Board.

BHP does not currently satisfy the UK Listing Rule target that at least one of the senior positions on the Board (which for BHP is the Chair, Chief Executive Officer and Senior Independent Director) is held by a woman. The UK Listing Rule target also includes the Chief Financial Officer in the category of a senior position on the Board. Vandita Pant was appointed as Chief Financial Officer in March 2024, but, in common with Australian listed company practice, the Chief Financial Officer is not a Director on the Board of BHP. As part of its succession planning, the Board reviews the skills and experience (including gender, age, personal strengths and social and ethnic backgrounds) represented by Directors on the Board and determines whether the composition and mix of those skills and diversity remains appropriate to achieve BHP’s purpose and strategy.

The tables in Additional information 7 set out the information required under the UK Listing Rules on diversity as at 30 June 2025. The data presented in these tables was collected by requesting all members of the Board, ELT and Group Company Secretary self-report in questionnaires that include the tables prescribed by the UK Listing Rules.

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

In FY2025, an internal evaluation was conducted with the assistance of external service provider, Lintstock. An external Board evaluation is conducted approximately every three years and was last conducted in FY2023.

Review of individual Director performance

The Board has adopted a policy for all Non-executive Directors to seek re-election annually. The Board uses the results of Director performance evaluations in considering whether to nominate a Director for election or re-election by shareholders. In FY2025, an assessment was conducted of each Director’s performance prior to their nomination for re-election with the assistance of external service provider, Lintstock. Lintstock does not have any other connection with the Group or individual Directors.

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

Lintstock provided feedback it received to the Chair, which was then discussed with Directors. Feedback relating to the Chair was discussed with the Chair by the Senior Independent Director. As a result of these outcomes, the review supported the Board’s decision to recommend each Director standing for re-election.

Committee assessments

Following an assessment of its work, each Committee concluded that it had met the requirements under its Charter in FY2025.

5. Board Committees

The Board has four standing Committees and has delegated a number of duties to each Committee to assist the Board in exercising its responsibilities and discharging its duties. Each Committee’s Charter sets out the Committee’s roles and responsibilities. The Committee Charters are reviewed annually and each Committee reviewed their Charter in FY2025.

>The Charters are available at bhp.com/governance

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

•

Sexual harassment is a Board-level issue, supported by the Risk and Audit Committee on the risk and compliance aspects and the Sustainability Committee on the safety and operational aspects and security controls.

•

Technology and cybersecurity risk (including artificial intelligence) are Board-level issues, supported by the Risk and Audit Committee, which reviews emerging and principal risks facing the Group, including cybersecurity risk, and the Sustainability Committee, which reviews the current and planned use of technology to improve safety.

The Board appoints the members and Chair of each Committee. Only independent Non-executive Directors can be Committee Chairs.

The members and key roles and responsibilities of each Committee are set out below.

>For Committee attendance and members during FY2025 refer to Directors’ Report 2

5.1 Nomination and Governance Committee

Members

Ross McEwan (Chair from 31 March 2025), Ken MacKenzie (Chair until 31 March 2025), Gary Goldberg, Michelle Hinchliffe, Christine O’Reilly, Catherine Tanna

Key responsibilities/role and focus:

The role of the Nomination and Governance Committee is to support the Board in relation to governance and nomination matters.

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

5.2 Risk and Audit Committee

Members

Michelle Hinchliffe (Chair), Xiaoqun Clever-Steg, Don Lindsay, Ross McEwan (until 31 March 2025), Christine O’Reilly

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

US committee membership requirements

The Board is satisfied that Michelle Hinchliffe, who serves as Chair on the Risk and Audit Committee, meets the financial expert requirements under the US SEC and is independent under applicable NYSE rules. The Board is also satisfied that the Committee meets the independence criteria under Rule 10A-3 of the Exchange Act.

5.3 Sustainability Committee

Members

Catherine Tanna (Chair), Gary Goldberg, Don Lindsay, Dion Weisler

Key responsibilities/role and focus:

The role of the Sustainability Committee is to support and advise the Board on sustainability matters.

The Committee oversees the Group’s health, safety, environment, climate and community performance, including implementation of the Group’s strategy, policies and processes in relation to these matters.

The Committee also reviews and advises the Board on the adequacy of the Group’s governance of health, safety, environment, climate and community matters, including consideration of emerging areas of risk related to the Group’s operations and its engagement with customers, suppliers and communities, such as safety, water, biodiversity, security, cultural heritage and human rights.

5.4 People and Remuneration Committee

Members

Christine O’Reilly (Chair), Ross McEwan (until 31 March 2025), Catherine Tanna, Dion Weisler

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

6.1 Executive Leadership Team

Edgar Basto, Chief Operating Officer (BSc, Metallurgy)

Edgar Basto joined BHP in 1989 and was appointed Chief Operating Officer in October 2022. Edgar is responsible for Group Health, Safety and Security, the BHP Operating System (BOS) and global Performance and Improvement. Edgar’s accountability also includes Copper South Australia and its long-term growth pathway. Edgar has previously held senior roles at BHP, including President Minerals Australia, Asset President of Western Australia Iron Ore and Asset President Escondida (Chile).

Caroline Cox, Chief Legal, Governance and External Affairs Officer (BA (Hons), MA, LLB, BCL)

Caroline Cox joined BHP in 2014 and was appointed Chief Legal, Governance and External Affairs Officer in November 2020. Caroline is responsible for Legal, Governance, Ethics and Investigations, Compliance and Human Rights, Global Corporate Affairs and Communications and Sustainability and Social Value. Caroline has previously held senior roles at BHP, including Vice President Legal, Group General Counsel, and Group General Counsel & Company Secretary. Prior to joining BHP, Caroline was a Partner at Herbert Smith Freehills (now Herbert Smith Freehills Kramer).

Brandon Craig, President Americas (BSc Engineering (Mechanical), MBL)

Brandon Craig joined BHP in 1999 and was appointed President of BHP Americas effective 1 March 2024. Brandon is responsible for BHP’s copper operations in Chile, joint venture interests in the Americas and potash operations in Canada. Immediately prior to his appointment as President Americas, Brandon was Asset President for BHP’s iron ore business in Western Australia. Brandon’s expertise with BHP extends more than 20 years, holding various leadership roles spanning the fields of maintenance, marketing and human resources.

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

Catherine Raw, Chief Development Officer (MA (Cantab.), Natural Sciences, MSc, Mineral Project Appraisal, CFA)

Catherine Raw joined BHP on 29 April 2024 as Chief Development Officer. Catherine is responsible for global Group strategy, decision evaluation and capital planning, corporate business development, mergers and acquisitions and BHP Ventures. Prior to joining BHP, Catherine held senior roles in resources and finance industries, including at SSE Thermal (a business unit of SSE plc) as Managing Director, Barrick Gold Corporation as Chief Operating Officer for North America and as Chief Financial Officer, and BlackRock as Managing Director, Natural Resources Team.

Geraldine Slattery, President Australia (BSc, Physics, MSc, International Management)

Geraldine Slattery joined BHP in 1994 and was appointed President Australia in October 2022 with accountability for operational performance and growth projects across BHP’s Australian operations in Western Australia, Queensland and New South Wales. Geraldine has previously held senior roles at BHP, including President Petroleum from 2019 to 2022 through the demerger of that business. Geraldine has over 30 years’ experience with BHP across its global operations, with roles in engineering, operations, commercial and business leadership, including as Vice President Supply (Petroleum) and Asset President Conventional (Petroleum).

Ragnar Udd, Chief Commercial Officer (BAppSc (Mining Engineering), MEng, MBA)

Rag Udd joined BHP in 1997 and was appointed Chief Commercial Officer effective 1 March 2024. Rag has global accountability for Sales and Marketing, Procurement, Maritime, Group Business Services as well as developing BHP’s views on global commodities markets and macro trends. Rag has over 25 years’ experience in the global resources industry, including in Australia, Asia and North and South America. He has held senior roles at BHP in operations, logistics, projects and technology, including President Americas from November 2020 to February 2024 and Acting Chief Technology Officer and Asset President of BHP Mitsubishi Alliance.

Johan van Jaarsveld, Chief Technical Officer (BEng (Chem), MCom, Applied Finance, PhD (Eng), Extractive Metallurgy)

Johan van Jaarsveld joined BHP in 2016 and was appointed Chief Technical Officer effective 1 March 2024. Johan is responsible for Technology, Digital, Minerals Exploration, Innovation, Value Engineering and the Centres of Excellence for Projects, Maintenance, Engineering and Resources as well as legacy assets. Johan has previously held senior executive roles at BHP, including Chief Development Officer from September 2020 to 29 April 2024. Prior to joining BHP, Johan held executive positions in resources and finance, including at Barrick Gold Corporation, Goldman Sachs and The Blackstone Group.

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

A performance evaluation was conducted for all members of the ELT during FY2025. For the CEO, the performance evaluation was led by the Chair of the Board on behalf of all the Non-executive Directors and was discussed with the People and Remuneration Committee and considered by the Board.

7.  Shareholders and reporting

7.1  Shareholder and stakeholder engagement

BHP shareholder engagement practices

BHP engages regularly with our shareholders to understand their views and feedback and we have an investor relations program to provide avenues for effective and timely two-way communication with investors.

We encourage shareholders to make their views known to us. Shareholders can contact us at any time through our Investor Relations team, with contact details available at bhp.com/investors. In addition, shareholders can communicate with us and our registrar electronically.

Key activities in BHP’s investor engagement program include:

•	BHP’s Annual General Meeting

•	Release of BHP’s Annual Report concurrently with annual results

•	Release of BHP’s half-year and full-year financial results

•	Media and analyst calls with the CEO and CFO following the release of BHP’s full-year and half-year financial results

•	Quarterly production and operational updates via BHP’s operational reviews

•	Investor site tours at our assets and investor briefings on key topics

•	Regular engagement with institutional shareholders, investor representative organisations, proxy advisers and retail shareholders.

•	Responding to shareholder and debt investor queries

•

Maintenance of the company’s website at bhp.com/investors which contains our exchange announcements and media releases and information on our operations, governance policies, dividend distribution, debt investment and social value and sustainability initiatives

Shareholder engagement practices

Direct engagement

We engage directly with institutional shareholders and investor representative organisations around the world through regular calls, one-on-one meetings and group events, investor roadshows, investor site tours, presentations and attendance at investor conferences. We discuss strategy and governance with investors to enable our management, Board and Committees to regularly hear investor expectations, which can then be used to refine, develop and continuously improve the governance processes of BHP. We also engage directly with retail shareholders and their representatives.

Webcasts and Q&A sessions

We provide webcasts and Q&A sessions as forums to update shareholders on results or other key announcements and provide an opportunity for investors to ask questions about BHP, including our financial, operational and sustainability performance.

Website

All relevant corporate governance information, including our Annual Report, is available on our website at bhp.com. All ASX announcements are promptly posted to the website. BHP encourages direct contact from shareholders and our website has a ‘Contact Us’ form for contact with our Investor Relations team. Anyone who is interested in receiving news from BHP can subscribe to receive email news alerts at bhp.com/subscribe

Chair and Non-executive Director investor meetings

The Chair and Senior Independent Director regularly meet with investors to discuss Board priorities and seek shareholder feedback. The People and Remuneration Committee Chair also meets with investors and proxy advisors to discuss remuneration outcomes and our remuneration framework. The investor meetings provide the opportunity for the Chair and relevant Directors to receive direct feedback from investors about our strategy and governance arrangements and to discuss the Board’s perspective.

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

Stakeholder engagement

Site visits

Directors visit several of our sites and offices each year. These site visits provide an opportunity for Directors to engage directly with our workforce, partners, community members, Indigenous and First Nations representatives, customers and contractors. The objective of the site visits is to provide Directors with local context and to deepen their understanding of the Group’s operations, culture, material risks and risk management processes, and other issues relevant to the specific site. Site visits in FY2025 included Copper South Australia (August 2024), BMA (October 2024), legacy assets and Resolution Copper (April 2025) and customer site visits (June 2025). The site visits also form an important part of the induction program for new Directors.

Workforce

Directors also have the opportunity to engage directly with a cross-section of our workforce at Board and Committee meetings, at Director briefing sessions and during visits to our sites and offices. These formal and informal engagements can help to give the Board further insights into our operations and projects and enable discussions with our workforce on matters such as BOS, culture, risk management and continuous improvement at our assets and offices. The engagements also give our people the opportunity to better understand the Board and to provide direct feedback to Directors on topics that are important to them.

Communities and Indigenous engagement

Directors have the opportunity to meet with Traditional Owners, Indigenous partners and community representatives during visits to our sites, at Director briefing sessions and at events hosted by the Board and Chair.

In FY2024, we completed an inaugural assessment of the health of our relationships with a range of our Indigenous partners in Australia, Canada and Chile and reported the relationship health assessment results in our 2024 Annual Report. We plan to report every three years on the health of our relationships with Indigenous peoples, with the next report scheduled for FY2027.

The Chair and CEO met with the First Nations Heritage Protection Alliance (FNHPA) in FY2025 to discuss key cultural heritage and Indigenous engagement focus areas and initiatives for BHP and FNHPA.

During FY2025, we conducted community perception research across our operated assets to gauge community sentiment in the local communities, including Indigenous peoples, where we operate. The results of the research are included in the Community section at OFR 9.11.

Customers

We regularly meet with customers through direct engagements and via business and industry forums.

We engage with customers to discuss the products they need to meet their specific requirements and help accelerate their sustainability goals and commitments.

In June 2025, the Board participated in customer site visits. The site visits provided opportunities for the Board to discuss our business with customers.

Presentations and briefings

Presentation materials for briefings and speeches related to financial results, strategy and other key topics are available for all stakeholders at bhp.com/investors/presentations-events. In FY2025, this included the Bank of America 2025 Metals Mining and Steel Conference, BMO Global Metals, Mining & Critical Minerals Conference and Chilean copper site tour.

Events

Various events are hosted throughout the year, such as retail shareholder events in Australia and the UK, the AGM, one-on-one meetings and receptions hosted by the Board and Chair to provide opportunities for the Board to engage with a range of partners and stakeholders, including government officials, community members, Traditional Owners and other Indigenous partners and non-government organisations.

Stakeholder engagement

The Board considers effective stakeholder engagement a key element of its governance and oversight role. Our strategy, 2030 goals, purpose and Risk Appetite Statements reflect the significance of external partners and stakeholders in decision-making.

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

BHP’s Market Disclosure and Communications Policy sets out the processes designed to ensure compliance with BHP’s relevant disclosure obligations and outlines the way in which information is communicated to shareholders, the investment community and the market. It outlines how we identify and distribute information to shareholders and market participants and sets out the role of the Disclosure Committee in managing compliance with market disclosure obligations. The Market Disclosure and Communications Policy was updated in FY2025 with effect from 1 October 2024. The Board receives copies of material market announcements promptly after they have been made.

Where BHP gives a new and substantive investor or analyst presentation, we release a copy of the presentation materials to the market ahead of the presentation.

>The Market Disclosure and Communications Policy is available at bhp.com/governance

In addition, we have disclosure controls in place for periodic disclosures, including our Operational Review, results announcements, debt investor documents (such as the prospectus for the Euro or Australian Medium-Term Notes) and Annual Report documents, which must comply with relevant regulatory requirements.

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

Our Code of Conduct is approved by the Board and is based on Our Values: Do what’s right, Seek better ways and Make a difference. It applies to all our Directors, senior executives and employees. During FY2025, we reviewed and simplified Our Code of Conduct to make sure it remains relevant to the external environment and our business context. The Board approved Our Code of Conduct in December 2024 and it became effective in March 2025.

Our Code of Conduct includes our policies on speaking up and anti-bribery and corruption, sets out standards of behaviour for our people and is an important statement of the culture at BHP.

>For more information on our policies on speaking up and our commitment against corruption refer to OFR 9.7

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

>For more information on ethics and business conduct refer to OFR 9.7

>More information on ethics and business conduct is available at bhp.com/ethics

9. Risk management and assurance

9.1 Risk management governance structure

Risk governance

The Risk and Audit Committee (RAC) oversees and assists the Board in risk management and reviewing the emerging and principal risks facing the Group, including financial and non-financial risks that could threaten the Group’s business model, future performance, solvency, liquidity or reputation. This includes business risk, financial reporting risk, insurance risk, tax risk, technology security and cyber risk, climate risk and ethical compliance programs. The Board requires the CEO to implement a system of control for identifying and managing risk. The Risk team is accountable for this system, known as BHP’s Risk Framework, and also supports, challenges and verifies risk management activities to give assurance to management and the Board. The Directors, with support from the RAC, monitor and, at least annually, review the effectiveness of the Group’s systems of risk management and internal control. In undertaking its review, the RAC makes a recommendation to the Board on whether the systems of risk management and internal control continue to be sound and whether the Group is operating with due regard to the risk appetite set by the Board.

>For more information about BHP’s risks, including environmental and social risks, refer to OFR 7 and OFR 11

Internal audit

The Internal Audit team provides assurance to the Board, CEO and ELT on whether risk management, internal control and governance processes are adequate and functioning. The Internal Audit team is independent of the External Auditor. The RAC evaluates and, if thought fit, approves the Terms of Reference of the Internal Audit team, annual internal audit plan and the annual performance objectives for the Internal Audit team and monitors the effectiveness of the internal audit activities.

The RAC approves the appointment and dismissal of the Chief Audit Officer (which is currently the Chief Risk and Audit Officer) and assesses their performance, independence and objectivity. During FY2025, the Chief Risk and Audit Officer reported directly to the RAC and functional oversight of the Internal Audit team was provided by the Chief Financial Officer.

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

The RAC oversees and reviews the internal controls and risk management systems (including procedures, processes and systems for, among other things, financial controls, financial reporting, reporting of reserves and resources, closure and rehabilitation, legal and ethical compliance, preventing fraud and serious breaches of business conduct, speak-up procedures, information technology security and cyber risk). Any material breaches of Our Code of Conduct, including breaches of our anti-bribery and corruption requirements and any material incidents reported under our speak-up procedures, are reported quarterly to the RAC by the Chief Ethics, Compliance and Human Rights Officer. These reports are then communicated to the Board through the report-out process.

During FY2025, management presented an assessment of the material risks facing BHP and the effectiveness of the Group’s systems of risk management. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees.

Having carried out a review during FY2025, the Board is satisfied with the effectiveness of BHP’s risk management and internal control systems.

Environmental and social risks

BHP’s risk factors (including material exposure to environmental and social risks) and how we manage these risks are described in OFR 7 and OFR 11.

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

CEO and CFO assurance

For the FY2025 full year and half year, the CEO and CFO have provided a declaration that in their opinion, BHP’s financial records have been properly maintained and those Financial Statements comply with accounting standards and applicable regulatory requirements and give a true and fair view of the financial position and performance of BHP, and that the opinion was formed on the basis of a sound system of risk management and internal control, which is operating effectively. The RAC considered these declarations when recommending the Financial Statements to the Board for approval.

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

In addition, the RAC did not approve any services during the year ended 30 June 2025 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X (provision of services other than audit).

Fees paid to BHP’s External Auditor during FY2025 for audit and other services were US$14.753 million, of which 74 per cent comprised audit fees (including in relation to Sarbanes-Oxley Act of 2002 (SOX) matters), 12 per cent for audit-related fees and 14 per cent for all other fees. No fees were paid in relation to tax services. For information on the fees paid refer to Financial Statements note 34 ‘Auditor’s remuneration’.

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

Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP’s internal control over financial reporting was evaluated based on the framework and criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 30 June 2025. There were no material weaknesses in BHP’s internal controls over financial reporting identified by management as at 30 June 2025.

BHP has engaged independent registered public accounting firm, Ernst & Young, to issue an audit report on the effectiveness of our internal control over financial reporting for inclusion in the Annual Report on Form 20-F as filed with the SEC.

There were no changes in our internal control over financial reporting during FY2025 that materially affected or were reasonably likely to materially affect our internal control over financial reporting.

During FY2025, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX.

Management’s assessment of disclosure controls and procedures

Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2025. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis. This information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) concluded that as at 30 June 2025, our disclosure controls and procedures are effective in providing that reasonable assurance.

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
Under NYSE rules, foreign private issuers such as BHP are required to disclose any significant ways our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. After a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual followed by US companies, two significant differences were identified:
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
We have a Securities Dealing
P
olicy and procedures that cover the purchase, sale and other dealings of our securities by Directors, senior management and employees that seek to promote compliance with applicable insider trading laws, rules and regulations. The Securities Dealing
P
olicy was updated in FY2025 with effect from 1 October 2024.
>The Securities Dealing
P
olicy is available at bhp.com/governance

14
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

1. Review of operations, principal activities and state of affairs

A review of the operations of BHP during FY2025, the results of those operations during FY2025, the expected results of those operations in future financial years and information on our financial position are set out in the OFR 1–7, 9 and 11. Information on the likely developments in BHP’s operations in future years and the expected results of those operations also appears in that section.

Our principal activities, including significant changes in the nature of BHP’s principal activities during FY2025 are outlined in OFR 1–4.

There were no significant changes in BHP’s state of affairs that occurred during FY2025 and no significant post balance date events other than as disclosed in the OFR and Financial Statements note 33 ‘Subsequent events’.

No other matter or circumstance has arisen since the end of FY2025 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years.

2. Directors

The Directors who served at any time during FY2025 or up until the date of this Directors’ Report are listed in the Board and Board Committee attendance table below. Information on the current Directors, including their terms of service, qualifications, experience and special responsibilities, and directorships of other listed companies held in the last three years, is set out in the Corporate Governance Statement. This information is incorporated by reference into and forms part of this Directors’ Report.

Director attendances at meetings

The Board meets as often as required. During FY2025, the Board met 14 times.

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

Board and Board Committee attendance in FY2025

	Board		Risk and Audit Committee		Nomination and Governance Committee		People and Remuneration Committee		Sustainability Committee
	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]
Xiaoqun Clever-Steg	14	14	8	8
Gary Goldberg	14	14			5	5			5	5
Mike Henry	14	14
Michelle Hinchliffe	14	14	8	8	5	5
Don Lindsay	13	14	8	8					5	5
Ken MacKenzie[2]	11	11			4	4
Ross McEwan[3]	14	14	7	7	1	1	3	3
Christine O’Reilly	14	14	8	8	5	5	4	4
Catherine Tanna	14	14			4	4	4	4	5	5
Dion Weisler	13	14					3	4	4	5

Footnotes

1.	The number of meetings held during the time the Director was a member of the Board or relevant Committee.

2.

Ken MacKenzie served as a Non-executive Director from 22 September 2016 and Chair of the Board from 1 September 2017 and Chair of the Nomination and Governance Committee until his retirement on 31 March 2025.

3.

Ross McEwan was appointed as Chair of the Board and Chair of the Nomination and Governance Committee on 31 March 2025 and was a member of the Risk and Audit and People and Remuneration Committees until 31 March 2025.

3. Share interests

Directors’ shareholdings

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve a minimum shareholding requirement equivalent in value to one year of remuneration (base fees plus Committee fees). Details of Directors’ shareholdings in BHP as at the date of this Directors’ Report are shown in the table below. All Directors have met the minimum shareholding requirement under their Terms of Appointment as at 30 June 2025. No rights or options over shares in BHP Group Limited are held by any of the Non-executive Directors. We have not made available to any Directors any interest in a registered scheme. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities.

Director	Number of shares held[1]
Xiaoqun Clever-Steg	10,000
Gary Goldberg	24,000
Mike Henry[2]	478,035
Michelle Hinchliffe	12,330
Don Lindsay	10,000
Ross McEwan	45,000
Christine O’Reilly	10,620
Catherine Tanna	10,400
Dion Weisler	11,494

1.

The number of shares held refers to shares held either directly, indirectly or beneficially by Directors as at 19 August 2025. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

2.	As at 19 August 2025, Mike Henry also holds 954,631 rights and options over shares in BHP Group Limited. For more information refer to the Equity awards section in the Remuneration Report.

Executive Key Management Personnel

Interests held by members of the Executive Key Management Personnel (KMP) under employee equity plans as at 30 June 2025 are set out in the tables contained in the Equity awards section in the Remuneration Report.

The table below sets out the relevant interests in shares in BHP Group Limited held directly, indirectly or beneficially, as at the date of this Directors’ Report by those senior executives who were Executive KMP (other than the Executive Director) on that date.

Executive KMP member	Number of shares held[1]
Brandon Craig	36,585
Vandita Pant	211,935
Geraldine Slattery	238,028

[1]

The number of shares held refers to shares held either directly, indirectly or beneficially as at 19 August 2025. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

4. Share capital and buy-back programs

During FY2025, we did not make any on-market or off-market purchases of BHP Group Limited ordinary shares under any share buy-back program. As at the date of this Directors’ Report, there were no current on-market buy-backs.

Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market by the Employee Share Ownership Plan Trusts or, in respect of some entitlements, by the issue of shares. During FY2025, no shares were purchased on-market for the Employee Share Ownership Plan Trusts.

As at the date of this Directors’ Report, there were 15,469,747 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 25,322 holders. The expiry dates of these unvested equity awards range between August 2025 and August 2029 and there is no exercise price. 4,461,418 fully paid ordinary shares in BHP Group Limited were issued as a result of the exercise of rights over unissued shares during or since the end of FY2025. No options over unissued shares or unissued interests in BHP have been granted during or since the end of FY2025 and no shares or interests were issued as a result of the exercise of an option over unissued shares or interests during or since the end of FY2025.

>For more information refer to Financial Statements note 26 ‘Employee share ownership plans’. For information on movements in share capital during and since the end of FY2025 refer to Financial Statements note 17 ‘Share capital’.

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

Under BHP’s Deed Poll for Indemnification, BHP Group Limited and BHP Group (UK) Ltd (formerly BHP Group Plc) must, to the extent permitted by law, indemnify current and former employees of the Group against liability to third parties incurred in or arising out of the conduct of the business of the Group or the discharge of the duties of these employees, including where an employee performs a role at another entity at the request of the Group. The indemnity is subject to certain limitations and does not apply where the liability has arisen in circumstances involving recklessness, wilful misconduct or lack of good faith by the employee seeking indemnification.

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

We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors’ and Officers’ insurance, we paid premiums of US$12,447,150 excluding taxes during FY2025.

No indemnity in favour of a current or former Officer of BHP Group Limited or in favour of the External Auditor was called on during FY2025.

7. Dividends

A final dividend of 60 US cents per share will be paid on 25 September 2025, resulting in total cash dividends determined in respect of FY2025 of 110 US cents per share.

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

>For more information refer to OFR 6 ‘Our assets’, OFR 12 ‘Performance by commodity’ and Additional information 6 ‘Mineral Resources and Mineral Reserves’

11. ASIC Instrument 2016/191

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

>For more information on BHP’s performance in relation to health, safety and the environment refer to OFR 9.6, 8, 9.9

For the purposes of section 299(1)(f) of the Australian Corporations Act 2001, in FY2025 BHP was levied seven fines in relation to environmental laws and regulations at our operated assets, the total amount payable being US$8,065,962.

14. Additional information

BHP Group Limited has a branch registered in the United Kingdom. The Group, through various subsidiaries, has also established branches in a number of other countries.

The Directors’ Report is approved in accordance with a resolution of the Board.

/s/ Ross McEwan	/s/ Mike Henry
Ross McEwan	Mike Henry
Chair	Chief Executive Officer
Dated: 19 August 2025

Remuneration Report

Letter from the People and Remuneration Committee Chair

Dear Shareholders,

I am pleased to provide BHP’s Remuneration Report for FY2025.

A strong year of safety, operational and financial performance

We delivered a strong year of safety, operational and financial performance in FY2025.

Nothing matters more than the safety of our people. I am pleased to report that our key safety measures improved in FY2025, underpinned by strong safety fundamentals.

It was also a strong year of operational performance at BHP which generated significant cash flow. We have determined dividends totalling US$1.10 a share for the year. This represents a total distribution to shareholders of US$5.6 billion and more than US$50 billion in cash dividends to our shareholders over the past five years.

Our remuneration framework continues to serve us well

The People and Remuneration Committee (Committee) continues to oversee the Group’s people and culture strategy and its alignment with BHP’s Purpose, Values and performance. Our remuneration framework is designed to support the successful delivery of our strategy, drive the right behaviours for a thriving and performance-oriented culture and incentivise long-term value creation. We are a global company that seeks to be competitive so that we can attract and retain the best talent.

BHP’s executive remuneration framework provides a mix of fixed and variable remuneration across different time horizons to balance the achievement of near-term strategic deliverables with longer-term objectives. Our remuneration framework seeks to align remuneration outcomes with shareholder value creation and performance on financial, Group and personal and safety and sustainability measures, including climate change. There are three components of our executive remuneration framework at BHP: fixed remuneration, the Cash and Deferred Plan (CDP) and the Long Term Incentive Plan (LTIP). Our higher weighting on CDP (relative to our LTIP) results in key metrics such as fatalities and climate change in the CDP, having a proportionally significant impact on executive remuneration outcomes.

Our framework has received strong support from our shareholders since it was introduced. In FY2025, I had the pleasure of meeting with employees covering our operations and offices, and shareholders and investors covering Australia, UK, US and Asia, representing a significant proportion of our issued share capital. These discussions reinforced that the focus of our remuneration framework on driving financial, safety and sustainability performance remains the right focus areas for BHP.

FY2025 CDP outcomes

The Committee assessed the Chief Executive Officer (CEO) and other Executive key management personnel’s (KMP) performance against the CDP scorecard elements. For the CEO, this resulted in a FY2025 CDP outcome of 110 per cent against a target of 100 per cent.

CDP outcomes are assessed annually against a balanced scorecard comprising safety and sustainability (S&S), financial and Group and personal measures (comprising executive-led enterprise-wide strategic deliverables).

The FY2025 outcome for S&S measures for the CEO was 34 per cent out of a target of 25 per cent. These metrics include a 10 per cent measure for significant health, safety, environment and community events and the outcome reflects a year where we had no fatalities and strong progress on our Fatality Elimination Program. We have had a 10 per cent climate change measure in place since FY2020. This is a measure of climate change performance over the longer term and we remain on track to meet our operational greenhouse gas emissions target (Scopes 1 and 2) by FY2030. Indigenous partnerships are the third key aspect of our S&S measures and this year saw record Indigenous procurement spend for the second year in a row.

The FY2025 outcome for financial measures for the CEO was 53 per cent out of a target of 50 per cent. Underlying Return on Capital Employed (ROCE) is the financial measure used that assesses our company’s profitability and effective use of capital. Pleasingly, in FY2025, we delivered record copper production, the highest production levels in 17 years at Escondida, record iron ore production for the third consecutive year and a lift in steelmaking coal production, despite significant adverse weather events affecting production

The FY2025 outcome for Group and personal measures for the CEO was 23 per cent out of a target of 25 per cent. These measures included people, performance and portfolio projects and initiatives. We pride ourselves on capital delivery. Disappointingly, in July 2025 we provided an update on the cost and schedule estimates for Jansen Stage 1. We estimate capital expenditure to be in the range of US$7.0 billion to US$7.4 billion (including contingencies), versus our original estimate of US$5.7 billion, and first production to revert to the original schedule of mid-CY2027. The CDP scorecard performance assessment for the CEO, together with the Chief Financial Officer (CFO) and President Americas, included consideration of these matters when determining their CDP outcomes. It has also been reflected in the outcomes for other Executive Leadership Team (ELT) members, senior executives and employees with accountability for Jansen.

For other Executive KMP, FY2025 CDP outcomes resulted in, on average, above target outcomes.

2020 LTIP award

The LTIP seeks to reward sustained, long-term performance and growth aligned with BHP’s values and shareholder value creation. The performance period for the 2020 LTIP award concluded on 30 June 2025. The vesting outcome was 33 per cent based on total shareholder return performance of 85 per cent for BHP over the five-year period.

Holistic review of performance over a five-year period

An important aspect of the CDP and LTIP is that before vesting of the five-year CDP and LTIP awards each year the Committee undertakes a holistic review of performance. This extra step reflects a long-term outlook and focus on driving shareholder value. In August 2025, when reviewing the vesting of the FY2020 CDP five-year award and 2020 LTIP award, the Committee considered BHP’s performance on safety, sustainability (including climate change), financial, corporate governance and conduct over the five-year performance period from 1 July 2020 to 30 June 2025. As a Committee we are satisfied the outcomes are fair and reflect the shareholder experience during the period.

Looking ahead

Talent markets continue to be highly competitive. It is critical we reward our people appropriately to enable BHP to deliver on our strategy. When we benchmark our Executive KMP remuneration, we compare against roles in other mining and resource companies and have regard for globally competitive companies of similar complexity, reach and scale. These are the companies that BHP is competing with for talent.

For FY2026, the Board has determined the CEO’s base salary will increase by four per cent, effective 1 September 2025. In conducting the annual review of the CEO’s base salary and total target remuneration, to ensure his package remains appropriate and market competitive, we considered the CEO’s ongoing performance, external benchmark data, and market demand for senior executive talent. The increase is aligned to the average FY2025 salary increase applied for other BHP employees.

During FY2025, the Committee reviewed other Executive KMP remuneration and, to reflect their ongoing performance and development in their roles since their appointment in early 2024, determined an increase of eight per cent for the CFO and 15 per cent for the President Americas, effective 1 January 2025. For FY2026, the Committee determined an increase of four per cent for the President Australia, effective 1 September 2025.

For FY2026 there are no changes to the Group Chair and Non-executive Director fees.

Our people

We strive to offer an engaging and supportive workplace, which empowers our people to find safer and more productive ways of working. This year, we achieved our long-term female representation aspirational goal, and exceeded our Indigenous workforce participation targets in Australia, Canada and Chile. The efforts that have underpinned this achievement have made BHP a safer, more productive and better performing business.

The Committee monitored culture progress through visits to BHP sites and offices and discussions with management. We continue to support a performance management framework that places a strong emphasis on how we deliver results alongside what is achieved. This is critical to delivering the best outcomes for BHP shareholders.

Again, thank you to the shareholders, advisers and employees I met with during the year. I took away a lot from these discussions and look forward to continuing this engagement. As always, I welcome shareholder feedback and comments on our FY2025 Remuneration Report.

/s/ Christine O’Reilly

Christine O’Reilly

Chair, People and Remuneration Committee

>The abbreviations used in the following pages are listed on page 116

Remuneration at a glance

Remuneration at a glance

Key performance

Total shareholder return (5 year)

85%

Return on Capital Employed

20.6%

Dividends per share (USD)

110USc

paid and declared in respect of FY2025

Remuneration outcomes

FY2025 CEO CDP outcome

Target
25%
50%
25%
Actual
34%
53%
23%

Average FY2025 other Executive KMP CDP outcomes

Target
25%
50%
25%
Actual
34%
54%
26%

- Safety and sustainability
- Financial
- Group and personal

CEO MSR

Actual:

6.6x base salary

Policy requirement: 5x base salary

LTIP vesting in FY2025

33%

BHP TSR outperformed the 50th percentiles of the Sector Peer group by 8% and the MSCI World Index by 14%

Remuneration framework

	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030
Fixed remuneration (Base salary, pension contributions and other benefits)						
CDP cash	1 year performance period (1 Jul 2024 to 30 Jun 2025) ▲					
CDP Deferred Rights (2 Year)		2 Year vesting period ▲ Vesting subject to service condition (1 Jul 2025 to 30 Jun 2027)				
CDP Deferred Rights (5 Year)		5 Year vesting period ▲ Vesting subject to a service condition + a holistic review of performance at the end of the vesting period ● (1 Jul 2025 to 30 Jun 2030)				
LTIP Performance Rights		5 year performance period ▲ Vesting subject to a TSR performance condition, service condition + a holistic review of performance at the end of the vesting period ● (1 Jul 2025 to 30 Jun 2030)				
MSR	BHP's Minimum Shareholding Requirements (**MSR**) help to align the interests of the KMP and shareholders. The CEO is required to achieve a MSR of five times annual pre-tax base salary. Other Executive KMP are required to achieve a MSR of three times annual pre-tax base salary.					

▲ Cash paid ▲ Vesting confirmed ● Vesting underpinned by a holistic review of safety, sustainability, financials, corporate governance and conduct at the end of the five-year period

Our Key Management Personnel

This Remuneration Report sets out the remuneration of BHP’s KMP. These are our Directors (including the CEO) and certain members of our Executive Leadership Team (ELT) who have authority and responsibility for planning, directing and controlling BHP’s activities, either directly or indirectly. Throughout the Remuneration Report, KMP are referred to as either Non-executive Directors or Executive KMP. BHP’s KMP for the Reporting Period are:

Non-executive Directors				Executive KMP
Current	Term	Former	Term	Current	KMP position	Term
Ross McEwan	Full year Commenced as Chair 31 March 2025	Ken MacKenzie	Retired 31 March 2025	Mike Henry	Chief Executive Officer and Executive Director	Full year

Xiaoqun Clever-Steg	Full year			Brandon Craig	President Americas	Full year

Gary Goldberg	Full year			Vandita Pant	Chief Financial Officer	Full year

Michelle Hinchliffe	Full year			Geraldine Slattery	President Australia	Full year

Don Lindsay	Full year

Christine O’Reilly	Full year

Catherine Tanna	Full year

Dion Weisler	Full year

Remuneration governance

BHP’s corporate governance underpins the way we do business, including our approach to our remuneration framework and reward systems, which aim to support BHP’s strategy and encourage a culture aligned with BHP’s values, purpose and risk appetite. The diagram below represents how BHP makes decisions on remuneration.

Overview of BHP’s remuneration framework

BHP provides Executive KMP with a mix of fixed and variable remuneration. There are three components of our Executive KMP remuneration framework: (1) fixed remuneration, (2) Cash and Deferred Plan, and (3) Long Term Incentive Plan. BHP structures the delivery of remuneration across different time periods to balance the achievement of near-term strategic objectives with longer-term drivers, such as continued service, alignment to shareholder value creation and financial, safety and sustainability (including climate change) performance. The Board and Committee apply overarching discretion to determine fair and commensurate remuneration that reflects the objectives of the remuneration framework and takes into account shareholder expectations and market conditions.

	Fixed remuneration	Cash and Deferred Plan (CDP)	Long Term Incentive Plan (LTIP)
What is it?	This is the fixed portion of remuneration that is paid regularly throughout the year.	The CDP is an annual cash and equity-based incentive scheme, providing remuneration over the short, medium and longer term.	The LTIP is a long-term incentive scheme with awards vesting in five years, subject to conditions.

How is it delivered?	• Base salary • Pension contributions (10% base salary) • Other benefits (notional 10% base salary)	The CDP award is delivered in three equal components: • CDP annual cash • CDP Deferred Rights (2 Year) • CDP Deferred Rights (5 Year)	The LTIP is delivered in Performance Rights, subject to meeting vesting conditions over a five-year period.

What does it reward and how does it link with strategy?	Competitive and appropriate fixed remuneration is provided to attract, motivate and retain talented and experienced global executives with the right capability to deliver against BHP’s strategic objectives.	Rewards the annual achievement of strategic goals and outperformance, and encourages retention. It also aligns behaviours towards Our Values and to shareholder outcomes.	Rewards sustained, long-term performance and growth aligned with Our Values and creation of shareholder value.

How does it link to performance?

Fixed remuneration reflects the global scope and complexity of the role. It accounts for the location, skills, performance, qualifications and experience of the individual.

Fixed remuneration is reviewed annually by the Committee to ensure it remains appropriate and competitive with benchmark data from BHP’s independent remuneration advisers as required.

Fixed remuneration increases are normally aligned to performance, significant development, changes in accountabilities and/or external market movements. They normally also consider movements applied to the wider BHP workforce.

Our approach to setting and benchmarking fixed remuneration, along with any changes for FY2026, is set out below.

CDP award outcomes for each Executive KMP are determined by the annual assessment of performance against a balanced scorecard of metrics linked to the execution of business strategy weighted as follows:

•  25% Safety and sustainability (including climate change)

•  50% Financial

•  25% Group and personal measures

One third of the CDP award is paid in cash and is structured to reward current year performance in the short- term.

The remaining two thirds of the CDP are deferred into two equity awards of equal value to encourage retention and sustained medium and longer-term performance over two and five years.

The vesting of the CDP equity awards are subject to a service condition and the CDP Deferred Rights (5 Year) is also underpinned by a holistic review of performance at the end of the vesting period, details of which are outlined on page 157.

Under the LTIP, BHP’s performance is assessed against the relative TSR of two comparator groups over the five-year period to provide an objective measure of performance.

TSR provides a valuable comparative, external market performance benchmark. It also provides a direct link between Executive KMP reward and shareholder returns.

Vesting of LTIP Performance Rights requires BHP’s TSR performance to meet specific hurdles as outlined on page 157.

LTIP Performance Rights are also subject to a five-year service condition and are underpinned by a holistic review of performance at the end of the vesting period, details of which are outlined on page 157.

Paying competitively

BHP is a global company with employees around the world including in Australia, Canada, Chile and the United States.

BHP has a diverse and mobile workforce and we recognise the importance of offering competitive and equitable remuneration to attract, motivate and retain the talent required to deliver on our strategy.

To ensure our reward practices remain fit for purpose in a dynamic and highly competitive global talent market, we apply a disciplined and data-driven approach. This includes benchmarking our Executive KMP remuneration against comparable positions in companies of similar scale, complexity and geographic reach with a focus on companies that compete with BHP for leadership talent. We consider factors such as role responsibilities, location, skills, qualifications and experience.

We also conduct regular performance reviews and apply rigorous governance to ensure accountability and alignment with shareholder and stakeholder expectations.

During FY2025, the Committee reviewed other Executive KMP remuneration and to reflect their ongoing performance and development in their roles since their appointment in early 2024, determined an increase of eight per cent for the CFO and 15 per cent for the President Americas effective 1 January 2025. For FY2026, the Committee determined an increase of four per cent for the President Australia, effective 1 September 2025.

>For information on where we operate refer to OFR 2.2 of this Report

Key terms of our variable remuneration framework and equity plans

Our variable remuneration framework is designed to support BHP’s strategy and reward our people for successful strategy execution. The majority of remuneration delivered through equity is ‘at risk’, reflecting our commitment to driving long-term growth, performance and value for shareholders.

The key terms of the FY2025 CDP and the 2025 LTIP are outlined below.

	CDP	LTIP
Description	CDP awards are split into three equal parts – a cash component paid annually and two awards of equity vesting in two and five years, subject to service conditions.	The LTIP is delivered in Performance Rights, which are conditional rights to receive BHP shares subject to service and performance conditions.

Performance period and Vesting period

•   The CDP performance period is one year.

•   For the FY2025 CDP, the performance period is 1 July 2024 to 30 June 2025.

•   CDP cash is paid annually following the end of the performance period.

•   CDP Deferred Rights (2 Year) are rights to receive BHP shares subject to a two-year service condition from 1 July 2025 to 30 June 2027.

•   CDP Deferred Rights (5 Year) are rights to receive BHP shares subject to a five-year service condition from 1 July 2025 to 30 June 2030 and a holistic review of performance over the prior five years as an underpin to vesting.

•   The LTIP performance period is five years.

•   For the 2025 LTIP, the performance period is 1 July 2025 to 30 June 2030, with vesting shortly after. The vesting conditions are:

•  BHP’s relative TSR performance

•  a service condition

•  a holistic review of performance at the end of the vesting period (outlined below)

Opportunity

•   For all Executive KMP the target is 80% of base salary for each of the CDP cash component, CDP Deferred Rights (2 Year) and CDP Deferred Rights (5 Year). Total target in aggregate is 240% of base salary, maximum opportunity is 360%, and minimum potential outcome is zero.

•   The number of FY2025 CDP Deferred Rights for each of the two tranches are determined by dividing the overall CDP cash component outcome by the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2025.

•   For the CEO the maximum is 200% of base salary.

•   For other Executive KMP the maximum is 175% of base salary.

•   The minimum potential outcome is zero.

•   The number of 2025 LTIP Performance Rights granted to an Executive KMP is determined by dividing the LTIP value by the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2025.

Performance conditions and assessment

Towards the end of the annual performance period, a formal assessment of the Executive KMP’s CDP scorecard is conducted to determine the CDP award outcome. The Board approves the CEO’s CDP award outcome and the Committee approves CDP award outcomes for the other Executive KMP.

The Sustainability Committee and the Risk and Audit Committee assess and provide guidance on the outcomes of the scorecard measures that are within their respective areas of responsibility.

Vesting of 2025 LTIP Performance Rights will depend on BHP’s TSR compared to the following benchmarks:

•   67% for relative TSR performance compared to the MSCI World Metals and Mining Index constituents (Sector TSR)

•   33% for relative TSR performance compared to the MSCI World Index constituents (World TSR)

Details of the Sector TSR and World TSR indices can be found here www.msci.com/our-solutions/indexes

	CDP	LTIP

The Committee and the Board retain discretion to adjust CDP award outcomes where they do not consider them to reflect the performance of the Group or where the manner in which they were achieved was not aligned with the wider shareholder experience.

If performance is below the threshold level for any scorecard measure, 0% will be provided in respect of that portion of the CDP scorecard.

The number of LTIP Performance Rights that vest, if any, will be based on BHP’s TSR performance, compared to the Sector TSR and World TSR over the performance period, as set out in the following vesting schedule:

An averaging period of six months is used in the TSR calculations.

If the TSR performance condition is not met, there is no retesting and awards will lapse.

Vesting

•   Vesting of CDP Deferred Rights is subject to the Executive KMP’s continued employment with BHP until the vesting date.

•   CDP Deferred Rights (5 Year) are subject to a holistic review of performance at the end of the five-year vesting period (outlined below).

•   Executive KMP do not have an entitlement to receive dividends prior to vesting. Dividend Equivalent Payments (DEPs) are made on vesting of CDP Deferred Rights.

•   The Committee retains discretion to settle CDP Deferred Rights in cash.

•   Vesting of LTIP Performance Rights is subject to the Executive KMP’s continued employment with BHP until the vesting date and TSR performance conditions.

•   LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year vesting period (outlined below).

•   Executive KMP do not have an entitlement to receive dividends prior to vesting. DEPs are made on vesting of LTIP Performance Rights.

•   The Committee retains discretion to settle LTIP Performance Rights in cash.

Holistic review of performance as an underpin to vesting

Vesting of both CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year vesting periods, including a review of:

•   safety and sustainability performance (for example, no material incidents, achievements against operational decarbonisation plans, reduction in GHG emissions against BHP targets, etc)

•   financial performance (including profitability, cash flow, balance sheet health, returns to shareholders, etc)

•   broader factors such as corporate governance and the Executive KMP’s conduct

Cessation of employment

Upon the cessation of Executive KMP employment, unless the Board determines otherwise, the following treatment applies:

•   on resignation or termination for cause, all unvested CDP cash and Deferred Rights and LTIP Performance Rights lapse

•   where employment ends due to death, serious injury, disability, CDP cash awards are pro-rated based on performance for that year, and all unvested CDP Deferred Rights and LTIP Performance Rights vest

•   where employment ends for any other reason (i.e. a ‘good leaver’), current year CDP cash awards and Deferred Rights (2 years) awards are pro-rated based on performance for that year (and paid wholly in cash), all unvested CDP Deferred Rights (2 Year) will generally remain on foot and subject to the original terms of the offer, and a pro-rated portion of unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will generally remain on foot and subject to the original terms of the offer, and the remainder will lapse

Malus and clawback	In order to prevent an executive obtaining an inappropriate benefit (including where the executive acts fraudulently or dishonestly, is in material breach of their obligations to BHP, or where vesting is not justified or supportable in the circumstances), the Committee may determine some or all awards (including cash, CDP Deferred Rights and LTIP Performance Rights) are lapsed, forfeited or clawed back. The Committee may also suspend or delay vesting of CDP Deferred Rights and LTIP Performance Rights if an investigation is underway, until the outcome of any investigation is known. BHP also has a Malus and Clawback Policy that applies to all equity awards.

Employment terms

The remuneration and employment terms of Executive KMP are formalised in employment contracts that have no fixed term. For the CEO, 12 months’ notice is required by either BHP or the CEO should they wish to terminate employment. For other Executive KMP, BHP or the relevant Executive KMP is required to provide six months’ notice should they wish to terminate employment. Executive KMP can be terminated for cause without notice. BHP may require an executive to work through the notice period or make a payment in lieu of notice (including base salary plus pension contributions).

Share ownership guidelines and MSR

Executive KMP are encouraged to hold shares in BHP over the long-term and a minimum shareholding is required through the MSR. BHP’s share ownership guidelines and the MSR help to align the interests of the KMP and shareholders.

The CEO is required to achieve a MSR of five times annual pre-tax base salary. Other Executive KMP are required to achieve a MSR of three times annual pre-tax base salary. A two-year post-retirement shareholding requirement for the CEO applies from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement.

No Executive KMP sold or purchased shares during FY2025, other than sales to satisfy tax obligations in connection with an employee equity award. At the end of FY2025, the Executive KMP met their MSR, except for Brandon Craig, as he was appointed to the ELT and Executive KMP on 1 March 2024.

Prohibition on hedging of BHP shares and equity instruments

KMP are prohibited from hedging unvested BHP securities or securities held under the MSR. They are also prohibited from using unvested BHP securities as collateral. Vested, unrestricted securities that are not held under the MSR may be subject to hedging arrangements or used as collateral, provided prior consent is obtained from BHP.

Remuneration mix

The overall potential total remuneration of the CEO and other Executive KMP is shown in the diagram below.

The maximum opportunity represented below is the most that could potentially be paid for each remuneration component. It does not reflect actual awards granted by the Group. Actual remuneration received by the CEO and other Executive KMP depends on the outcomes of the CDP and LTIP which are driven by the achievement of business and individual performance measures.

The target LTIP value is based on the fair value of the awards, which is 50 per cent of the face value of the CEO’s award (200 per cent of base salary) and other Executive KMP awards (175 per cent of base salary). The maximum LTIP value is based on the face value of the awards for the CEO and other Executive KMP. The potential impact of future share price movements is not included in the value of CDP or LTIP awards.

Remuneration for Executive KMP

FY2025 CDP performance outcomes

The Board and the Committee assessed the Executive KMP’s CDP outcomes in light of the Group’s performance in FY2025 and performance against the measures in each Executive KMP CDP scorecard.

The level of performance for each scorecard measure is determined based on a range of:

•	threshold – the minimum necessary to qualify for any reward outcome

•	target – where the performance requirements are met

•	maximum – where the performance requirements are significantly exceeded

Summary of CDP outcomes for the CEO (by measure)

For the CEO, the Board’s and the Committee’s assessment against the CDP scorecard measures resulted in a FY2025 CDP outcome of 110 per cent against the target of 100 per cent (or 73 per cent against maximum). In July 2025, we provided an update on the cost and schedule estimates for Jansen Stage 1. We estimate capital expenditure to be in the range of US$7.0 billion to US$7.4 billion, versus our original estimate of US$5.7 billion, and first production to revert to the original schedule of mid-CY2027. Assessments for the CEO included consideration of these updates as part of his Group and personal measures when determining his CDP outcome.

FY2025 CDP performance outcomes – CEO measures

Safety and sustainability

Scorecard targets	Performance outcome

Elimination of significant harm

No significant (actual level 4) health, safety (including fatalities), environment or community events during the year.

Completion of FY2025 Fatality Elimination Program deliverables and development of asset-owned vehicle interaction improvement plans.

Outcome: Maximum

•   There were no fatalities or other actual significant HSEC events during FY2025 at our operated assets.

•   All operated assets completed the deliverables required to achieve a maximum outcome relating to the Fatality Elimination Program implementation and development of asset-owned vehicle interaction improvement plans.

Climate change

Reported Scopes 1 and 2 GHG emissions at our operated assets in FY2025 are at 9.8 ktCO2-e.

Deliver FY2025 actions in the approved climate adaptation work program, including progressing our nature-positive plans.

Outcome: Between target and maximum

•   For FY2025, we bettered our operational GHG emissions scorecard target by 1% (excluding our Western Australian Nickel operations which entered temporary suspension in FY2025). Having reviewed actual production levels at certain operated assets compared to budget targets, performance was observed to be on target.

•   All actions in the approved climate adaptation work program were delivered during FY2025. While none of the Assets completed climate adaptation work program deliverables required to achieve a maximum outcome, all required actions to progress our nature-positive plans were delivered to achieve a maximum outcome.

Indigenous partnerships

No significant (actual level 4) cultural heritage events during the year.

Achieve direct contracting spend with Indigenous, Traditional Owner and First Nations suppliers of US$356 million.

Achieve regional Indigenous representation targets by end of FY2025.

Outcome: Maximum

•   No significant cultural heritage incidents occurred during FY2025.

•   Indigenous, Traditional Owner and First Nations vendor procurement significantly exceeded the targets required to achieve a maximum outcome with US$852 million in Indigenous procurement spend in FY2025.

•   Our FY2025 overall regional Indigenous representation was at 9.3%, which was above the target of 8.8%.

The total S&S measures for FY2025 for the CEO was 34% against the target of 25%.

Financial

ROCE

Target ROCE of 19.7%, with a threshold of 16.4% and a maximum of 22.8%.

ROCE is underlying profit after taxation (excluding after-taxation finance costs and exceptional items) divided by average capital employed.

When assessing ROCE, adjustments are made to the outcome to allow for changes in commodity prices, foreign exchange movements and other material items outside the control of management (from the levels assumed when setting the targets). This ensures the assessment appropriately measures outcomes that are within the control and influence of the Group and our executives. Of these adjustments, changes in commodity prices have historically been the most material due to volatility in prices and the impact on Group revenue and ROCE.

When setting the target ROCE, the Committee considers the upside opportunities and downside risks inherent in BHP’s businesses, and what outcome the Committee believes would be a level of performance that shareholders would view positively. The maximum and threshold are an appropriate range of ROCE outcomes which include an upper limit of stretch outperformance that would represent the maximum CDP award, and a lower limit of underperformance below which no CDP award should be made. The performance range around target is subject to a greater level of downside risk than there is upside opportunity, mainly due to physical and regulatory asset constraints. Accordingly, the range between threshold and target is somewhat greater than that between target and maximum. For maximum, the Committee takes care not to create leveraged incentives that encourage executives to push for short-term performance that goes beyond our risk appetite and current operational capacity.

Outcome: Between target and maximum

ROCE of 20.6% was reported by BHP for FY2025. Adjusted for the factors outlined below, ROCE is 20.0%, which is above target. The following adjustments were made to ensure the outcomes appropriately reflect the performance of management for the year:

•  The full elimination of the impacts of movements in commodities prices and exchange rates decreased ROCE by 0.3 percentage points.

•  Adjustments for other items made to ensure the outcomes reflect the performance of management for the year decreased ROCE by 0.3 percentage points. This was mainly to ensure the basis of the CDP ROCE outcome was the same as the basis upon which the ROCE target for FY2025 was set.

Having reviewed the FY2025 exceptional items (as described in Financial Statements note 3 ‘Exceptional items’), the Committee determined these should not be considered for the purposes of determining the FY2025 ROCE CDP outcome and that no further action was required in respect of exceptional items.

The ROCE measure for FY2025 for the CEO was 53% against the target of 50%.

Group and personal

People

Year-on-year reduction in high potential injury frequency.

Increase female representation to 40% across the enterprise.

Improve BHP Employee Perception Survey engagement score.

Progress succession and development activities.

Outcome: Between target and maximum

•   High potential injury frequency year-on-year reduced by 18% in FY2025 to 0.09.

•   Female representation increased by 4% in FY2025 and finished the year at 41.3%, exceeding the FY2025 target and marking the achievement of BHP’s long-term female representation aspirational goal.

•   Employee Perception Survey engagement score improved in line with target.

•   Succession and development activities completed in accordance with expectations.

Performance

Improvement on Operational Excellence Index (OEI) Assessment on Assessment (AoA) scores at operational sites.

Asset decarbonisation plans submitted to achieve at least or greater emissions reductions than prior year.

Deliver the targeted outcome in the Brazil strategy.

Outcome: Target

•   BHP Operating System (BOS) target achieved, with 90% of operational sites improving on the OEI AoA score.

•   Asset operational decarbonisation plans progressed, with positive steps taken towards delivering operational emissions reductions.

•   Significant progress made on the Brazil strategy, including a settlement agreed with the Brazilian Public Authorities and a Liability Sharing Agreement signed with Vale.

Portfolio

Maximum 15% capital growth across the major projects portfolio.

Minerals Americas and Copper South Australia growth projects to increase projected copper equivalent production.

Refreshed Nickel strategy agreed.

Outcome: Between target and maximum

•   Capital growth across the major projects portfolio kept to well below the 15% target.

•   Good progress made on copper growth pathways across Escondida, Spence and Copper South Australia, and through entry into the Vicuña joint venture.

•   Nickel strategy in place and progressing well.

The Group and personal measure for FY2025 for the CEO was 23% against the target of 25%. The assessment for the CEO included consideration of the updates on Jansen Stage 1, as described on the prior page, as part of his Group and personal measures outcome.

Summary of outcomes for other Executive KMP

The FY2025 CDP target weightings and performance measures for other Executive KMP ‘without regional responsibility’ are similar to those of the CEO outlined above. For the other Executive KMP ‘with regional responsibility’, their target weightings and performance measures vary to reflect the focus required on both Group and regional measures. The Group and personal measures for other Executive KMP is reflective of their contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. The Committee reviewed the performance of other Executive KMP against these FY2025 measures and this assessment resulted in overall FY2025 CDP outcomes, each against the target of 100 per cent, of 110 per cent for the CFO (or 73 per cent against maximum), 118 per cent for the President Americas (or 79 per cent against maximum), and 115 per cent for the President Australia (or 77 per cent against maximum). Cost and schedule estimates for Jansen Stage 1 were updated in July 2025, with capital expenditure estimated to be in the range of US$7.0 billion to US$7.4 billion, versus our original estimate of US$5.7 billion and first production to revert to the original schedule of mid-CY2027. Assessments for the CFO and President Americas included consideration of the updates on Jansen Stage 1 as part of their Group and personal measures outcome when determining their CDP outcomes. It has also been reflected in the outcomes for other ELT members, senior executives and employees with accountability for Jansen.

The FY2025 CDP weightings and overall average outcomes against the CDP scorecard for other Executive KMP are in the following diagram.

Summary of outcomes for other Executive KMP

FY2020 LTIP performance outcomes

What are the LTIP vesting conditions?

The five-year performance period for the 2020 LTIP Performance Rights for relevant Executive KMP ended on 30 June 2025. Vesting is subject to satisfaction of the service condition, the achievement of the relative TSR performance conditions, underpinned by a holistic review of performance at the end of the five-year vesting period and any discretion applied by the Committee.

Why is relative TSR used as the performance condition?

Relative TSR is an appropriate performance condition for BHP’s LTIP as it recognises that BHP rewards executives for shareholder returns over a sustained period if those returns outperform both the broader global market and the mining sector. Relative TSR includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends).

BHP only rewards above average performance against the Sector Group TSR, weighted at 67 per cent and World TSR, weighted at 33 per cent. BHP’s TSR performance is required to be at the 50th percentile of these comparator groups for 25 per cent of the LTIP to vest. Outstanding performance and full vesting may occur when BHP’s TSR is at or above the 80th percentile of Sector Group TSR and World TSR.

For the 2020 LTIP Performance Rights to vest in full, BHP’s TSR over the five-year performance period from 1 July 2020 to 30 June 2025 must have been at or exceeded the 80th percentile of the Sector Group TSR and the World TSR.

What is BHP’s relative TSR performance outcome for the 2020 LTIP?

BHP’s TSR performance was 85 per cent over the 2020 LTIP performance period. This outcome is:

•	above the 50th percentile of the Sector Group TSR of 77 per cent, but below the 80th percentile of the Sector Group TSR of 174 per cent, and

•	above the 50th percentile of the World TSR of 71 per cent but below the 80th percentile of the World TSR of 157 per cent.

This level of performance results in 33 per cent vesting for the 2020 LTIP Performance Rights. The value of the CEO’s vested 2020 LTIP Performance Rights is detailed in FY2025 remuneration received by the CEO.

The graph below shows BHP’s performance relative to comparator groups.

What is the outcome of the holistic review of performance at the end of the five-year vesting period of the FY2020 CDP Deferred Rights and 2020 LTIP Performance Rights?

Vesting of both FY2020 CDP Deferred Rights and 2020 LTIP Performance Rights are underpinned by a holistic review of BHP’s performance on safety, sustainability (including climate change), financial, corporate governance and conduct at the end of the five-year vesting periods. The rules and terms of the CDP and LTIP awards provide the Committee with an overarching discretion to reduce the number of awards that will vest, notwithstanding that performance conditions have been met. This is applied as a test before final vesting is confirmed and is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give unexpected or unintended remuneration outcomes. The Committee considers its discretion carefully each year ahead of the scheduled vesting of CDP Deferred Rights and LTIP Performance Rights.

In respect of the vesting of the FY2020 CDP Deferred Rights and 2020 LTIP Performance Rights, the Committee undertook a holistic review of performance over the five-year period (from FY2021 to FY2025). The Committee noted BHP’s continued progress in S&S outcomes (noting, however, the two fatalities in FY2023 and one in FY2024 were taken into account in determining CDP outcomes for those years), strong operational performance with improving production and cost performance, and significant returns to shareholders.

In respect of the vesting of FY2020 CDP Deferred Rights and the 2020 LTIP Performance Rights, the Committee did not identify any reason to exercise its downwards discretion.

Five-year share price, dividend and earnings history

The following table outlines BHP’s historical financial performance. These elements impact the CDP scorecard outcomes and LTIP performance outcomes. The highest and lowest closing share price during FY2025 were A$45.95 and A$34.16, respectively

	FY2025	FY2024	FY2023	FY2022		FY2021
Share price at beginning of year (A$)	43.30	45.26	40.05	48.22		35.82
Share price at end of year (A$)	36.75	42.68	44.99	41.25		48.57
Dividends paid (A$)	1.90	2.35	3.92	10.18	[1]	2.07
Attributable profit (US$ million, as reported)	9,019	7,897	12,921	30,900		11,304

1.	The FY2022 dividends paid includes A$5.38 in respect of the in-specie dividend associated with the merger of the Petroleum business with Woodside.

FY2025 remuneration received by the CEO

The table below is a voluntary non-statutory disclosure of the remuneration received by the CEO during FY2025 and FY2024. This table is unaudited and differs from the audited remuneration calculated in accordance with the Australian Accounting Standards (refer to KMP remuneration table and Financial Statements note 26 ‘Employee share ownership plans’). This table aims to provide greater transparency for shareholders and reflect actual remuneration received.

The difference between the disclosure in the table below and the remuneration disclosed in KMP remuneration table relates to the CDP and LTIP awards. The remuneration calculated in accordance with Australian Accounting Standards requires the fair value of the CDP and LTIP awards to be calculated at the time of grant and to be amortised over the relevant vesting periods regardless of the performance outcome. This may not reflect what the executive receives.

US$(’000)		FY2025	FY2024
Mike Henry	Base salary	1,881	1,808
	Benefits[1]	54	35
	Pension[2]	188	181
	CDP[3]	4,965	3,113
	LTIP[4]	1,884	3,329

	Total	8,972	8,466

1.	Benefits are non-pensionable and include net movements in leave balances, private health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries.

2.	FY2025 and FY2024 pension contributions were provided based on 10 per cent of base salary.

3.

The values shown are CDP award outcomes earned based on performance against the CDP scorecard during FY2025 and FY2024. The FY2025 CDP award will be provided one-third in cash in September 2025, one-third in CDP Deferred Rights (2 Year) subject to a service condition vesting at the end of FY2027, and one-third in CDP Deferred Rights (5 Year) subject to a service condition and a holistic review of performance as an underpin to vesting at the end of FY2030. The FY2024 CDP award was provided on an equivalent basis.

4.

The values shown are LTIP outcomes vested during FY2025 and FY2024 in respect of LTIP Performance Rights granted in 2020 and 2019, respectively. Part of the LTIP outcome for FY2024 LTIP relates to a period when the Mike Henry was President Operations Minerals Australia and subject to different remuneration arrangements. The 2020 LTIP Performance Rights value in FY2025 is an estimate calculated on the average share price for the month of July 2025 (which will be updated in subsequent disclosures). The 2019 LTIP Performance Rights value in FY2024 is an updated value from the 2024 Remuneration Report and is calculated on the actual share price on the vesting date.

Remuneration for Non-executive Directors

Competitive fees and benefits are paid in order to attract and retain appropriately skilled and globally experienced individuals to BHP’s Board.

Shareholders approved the maximum aggregate fee pool for Non-executive Directors of US$3.8 million per annum. The fee pool was approved by shareholders at the 2008 AGM. Travel allowances and non-monetary benefits are not included in this limit.

Non-executive Directors do not have any performance-based at-risk remuneration and do not receive any equity awards as part of their remuneration.

Non-executive Director fees

The Group Chair is paid a single fee for all responsibilities. All other Non-executive Directors are paid a base fee and relevant Committee membership fees. Committee Chairs and the Senior Independent Director are paid a fee to reflect their extra responsibilities.

All fee levels are reviewed annually. Annual reviews consider global benchmarking and advice provided by external advisers, as required. Fee levels reflect the size and complexity of the Group, the economic environment and the financial performance of the Group. Consideration is also given to salary reviews across the rest of the Group.

Where the payment of pension contributions is required by law, these contributions are deducted from the Director’s overall fee entitlements.

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus relevant Committee membership fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration. They must maintain at least that level of shareholding throughout their tenure. At the end of FY2025, each Non-executive Director met the MSR.

Non-executive Director benefits

Non-executive Directors receive a travel allowance as there is a considerable travel burden required of Non-executive Directors to travel to Board meetings and site visits. Travel allowances are paid on a per trip basis.

Non-executive Directors are reimbursed for the costs of personal tax return preparation if Australia is not their place of residence (including payment of the tax cost associated with the provision of the benefit).

Letters of appointment

The Board has entered into a letter of appointment with each Non-executive Director that contains the terms on which the Non-executive Directors will be appointed. Non-executive Directors are also indemnified by the Group. The Board has adopted a policy under which all Non-executive Directors must seek re-election at the AGM each year. As a result of requiring re-election each year, Non-executive Directors do not have a fixed term in their letter of appointment.

A Non-executive Director may resign on reasonable notice. No payments are made to Non-executive Directors on loss of office.

FY2026 fees and allowances

A benchmarking assessment was undertaken during FY2025 and determined that the base annual fees for the Chair and Non-executive Directors will not increase in FY2026. It was also determined that there would be no change to the fees for other Committee roles or other allowances.

The below table sets out the annualised total remuneration and total fixed fees for FY2025 and FY2026.

Levels of fees and travel allowances for Non-executive Directors (in US$)	FY2025	FY2026
Base annual fee	175,000	175,000

Plus additional fees for:
Senior Independent Director	53,000	53,000

Committee Chair:
Risk and Audit	66,000	66,000
People and Remuneration	45,000	45,000
Sustainability	45,000	45,000
Nomination and Governance	No additional fee	No additional fee

Committee membership:
Risk and Audit	32,500	32,500
People and Remuneration	27,500	27,500
Sustainability	27,500	27,500
Nomination and Governance	18,000	18,000

Travel allowance:[1]
In excess of 3 hours and less than 10 hours	7,000	7,000
10 hours or more	15,000	15,000

Group Chair’s base annual fee	962,000	962,000

1.	The travel time thresholds relate to a flight time in excess of three hours to travel to the meeting location (i.e. one-way flight time). Only one travel allowance is paid per round trip.

Statutory remuneration and other disclosures

Executive KMP remuneration table

This table details the payments and benefits of Executive KMP for the period they were KMP and has been prepared in accordance with the applicable Australian Accounting Standards. There were no sign-on bonuses or termination payments during FY2025. There were no transactions or loans between Executive KMP (including their related parties) and the Group or any of our subsidiaries during FY2025.

Share-based payments – estimated value

The amounts included in the table below for CDP Deferred Rights and LTIP Performance Rights represent the amortised accounting fair value of these grants estimated at the grant date and are not amounts actually provided to the Executive KMP. The actual value cannot be determined as it is dependent on the share price on the date the award vests. See the Equity Awards table below for details of the awards to Executive KMP.

US$ (‘000)		Short-term benefits			Post- employment benefits	Share-based payments
Name	Financial year	Base salary	CDP cash[1]	Other benefits[2]	Pension	CDP Deferred Rights (2 and 5 Year)	LTIP Performance Rights	Total reward
Mike Henry	FY2025	1,881	1,655	54	188	2,608	2,123	8,509
	FY2024	1,808	1,038	35	181	2,177	2,096	7,335
Brandon Craig	FY2025	860	811	91	86	512	794	3,154
	FY2024	267	173	406	27	33	254	1,160
Vandita Pant	FY2025	1,060	933	67	106	1,298	773	4,237
	FY2024	340	223	29	34	329	228	1,183
Geraldine Slattery	FY2025	1,087	999	26	109	1,470	990	4,681
	FY2024	1,013	592	323	101	1,182	1,049	4,260
Ceased as Executive KMP before FY2025
Edgar Basto	FY2024	673	425	–	67	688	617	2,450
David Lamont	FY2024	673	425	1	67	649	641	2,456
Ragnar Udd	FY2024	665	431	48	67	644	575	2,430

[1]	The FY2025 CDP cash component will be paid in September 2025.

[2]	Other short-term benefits include non-monetary items, such as health insurance, car parking, fringe benefits tax, relocation costs and personal tax return preparation in required countries.

Non-executive Directors remuneration table

This table details the payments and benefits of Non-executive Directors for the period they were Non-executive Directors in accordance with the applicable Australian Accounting Standards. No termination benefits were paid to Non-executive Directors. There were no transactions or loans between Non-executive Directors (including their related parties) and the Company or any of its subsidiaries during FY2025.

US$ (‘000)		Short-term		Post- employment
Name	Financial year	Base and committee fees	Other benefits[1]	Pension	Total reward
Xiaoqun Clever-Steg	FY2025	195	76	13	284
	FY2024	188	77	13	278
Gary Goldberg	FY2025	274	75	–	349
	FY2024	284	99	–	383
Michelle Hinchliffe	FY2025	259	75	–	334
	FY2024	235	45	–	280
Don Lindsay	FY2025	227	52	8	287
	FY2024	38	–	–	38
Ross McEwan	FY2025	400	66	19	485
	FY2024	51	45	4	100
Christine O’Reilly	FY2025	266	51	5	322
	FY2024	263	37	–	300
Catherine Tanna	FY2025	246	36	19	301
	FY2024	205	44	18	267
Dion Weisler	FY2025	211	36	19	266
	FY2024	205	22	18	245
Non-executive Directors that retired in FY2025
Ken MacKenzie[2]	FY2025	705	23	16	744
	FY2024	907	67	18	992

[1]	Other short-term benefits include travel allowances, fringe benefits tax, personal tax return preparation in required countries.

[2]	The FY2025 remuneration for Ken MacKenzie relates to part of the year only, as he retired from the Board on 31 March 2025.

Equity awards

This table details the Executive KMP equity incentives which were granted, vested or lapsed during the reporting period and were otherwise ‘on foot’. Each CDP Deferred Right or LTIP Performance Right is a right to acquire one ordinary share in BHP Group Limited upon satisfaction of the vesting conditions.

For Executive KMP that commenced as KMP during the reporting period, the ‘At 1 July 2024’ value reflects the balance at the date they commenced as KMP.

Award type[1]	Date of grant	At 1 July 2024	Granted	Vested[3]	Lapsed/ forfeited	At 30 June 2025	Vesting date (estimate)	Market price on grant date[2]	Market price on vesting date	Gain on awards (‘000)	DEP on awards (‘000)
Mike Henry
CDP	8 Nov 24	–	35,042	–	–	35,042	Aug 29	A$43.40	–	–	–
CDP	8 Nov 24	–	35,042	–	–	35,042	Aug 26	A$43.40	–	–	–
CDP	8 Nov 23	43,106	–	–	–	43,106	Aug 28	A$44.70	–	–	–
CDP	8 Nov 23	43,106	–	–	–	43,106	Aug 25	A$44.70	–	–	–
CDP	22 Nov 22	44,335	–	–	–	44,335	Aug 27	A$43.48	–	–	–
CDP	22 Nov 22	44,335	–	44,335	–	–	31 Oct 24	A$43.48	A$42.64	A$1,890	A$331
CDP	23 Nov 21	55,246	–	–	–	55,246	Aug 26	A$38.05	–	–	–
CDP	20 Oct 20	49,692	–	–	–	49,692	Aug 25	A$35.90	–	–	–
LTIP	8 Nov 24	–	127,848	–	–	127,848	Aug 29	A$43.40	–	–	–
LTIP	8 Nov 23	125,124		–	–	125,124	Aug 28	A$44.70	–	–	–
LTIP	22 Nov 22	118,853	–	–	–	118,853	Aug 27	A$43.48	–	–	–
LTIP	23 Nov 21	120,099	–	–	–	120,099	Aug 26	A$38.05	–	–	–
LTIP	20 Oct 20	157,138	–	–	–	157,138	Aug 25	A$35.90	–	–	–
LTIP	20 Nov 19	172,144	–	86,072	86,072	–	31 Oct 24	A$37.24	A$42.64	A$3,670	A$1,492
Brandon Craig
CDP	8 Nov 24	–	5,835	–	–	5,835	Aug 29	A$43.40	–	–	–
CDP	8 Nov 24	–	5,835	–	–	5,835	Aug 26	A$43.40	–	–	–
LTIP	8 Nov 24	–	47,276	–	–	47,276	Aug 29	A$43.40	–	–	–
MAP	8 Dec 23	23,600	–	–	–	23,600	Aug 28	A$47.74	–	–	–
MAP	8 Dec 23	23,600	–	–	–	23,600	Aug 27	A$47.74	–	–	–
MAP	27 Sep 23	23,600	–	–	–	23,600	Aug 26	A$43.49	–	–	–
MAP	21 Sep 22	19,938	–	–	–	19,938	Aug 25	A$37.96	–	–	–
MAP	29 Sep 21	19,945	–	19,945	–	–	31 Oct 24	A$36.39	A$42.64	A$850	–
Vandita Pant
CDP	8 Nov 24	–	20,470	–	–	20,470	Aug 29	A$43.40	–	–	–
CDP	8 Nov 24	–	20,470	–	–	20,470	Aug 26	A$43.40	–	–	–
CDP	8 Nov 23	22,682	–	–	–	22,682	Aug 28	A$44.70	–	–	–
CDP	8 Nov 23	22,682	–	–	–	22,682	Aug 25	A$44.70	–	–	–
CDP	22 Nov 22	17,834	–	–	–	17,834	Aug 27	A$43.48	–	–	–
CDP	22 Nov 22	17,834	–	17,834	–	–	31 Oct 24	A$43.48	A$42.64	A$760	A$133
CDP	23 Nov 21	20,347	–	–	–	20,347	Aug 26	A$38.05	–	–	–
LTIP	8 Nov 24	–	60,277	–	–	60,277	Aug 29	A$43.40	–	–	–
LTIP	8 Nov 23	45,632	–	–	–	45,632	Aug 28	A$44.70	–	–	–
LTIP	22 Nov 22	43,296	–	–	–	43,296	Aug 27	A$43.48	–	–	–
LTIP	23 Nov 21	34,440	–	–	–	34,440	Aug 26	A$38.05	–	–	–
MAP	20 Oct 20	27,731	–	–	–	27,731	Aug 25	A$35.90	–	–	–
MAP	20 Nov 19	26,197	–	26,197	–	–	31 Oct 24	A$37.24	A$42.64	A$1,117	A$454
Geraldine Slattery
CDP	8 Nov 24	–	19,981	–	–	19,981	Aug 29	A$43.40	–	–	–
CDP	8 Nov 24	–	19,981	–	–	19,981	Aug 26	A$43.40	–	–	–
CDP	8 Nov 23	22,870	–	–	–	22,870	Aug 28	A$44.70	–	–	–
CDP	8 Nov 23	22,870	–	–	–	22,870	Aug 25	A$44.70	–	–	–
CDP	22 Nov 22	23,784	–	–	–	23,784	Aug 27	A$43.48	–	–	–
CDP	22 Nov 22	23,784	–	23,784	–	–	31 Oct 24	A$43.48	A$42.64	A$1,014	A$178
CDP	23 Nov 21	28,258	–	–	–	28,258	Aug 26	A$38.05	–	–	–
CDP	20 Oct 20	28,562	–	–	–	28,562	Aug 25	A$35.90	–	–	–
LTIP	8 Nov 24	–	65,004	–	–	65,004	Aug 29	A$43.40	–	–	–
LTIP	8 Nov 23	61,359	–	–	–	61,359	Aug 28	A$44.70	–	–	–
LTIP	22 Nov 22	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23 Nov 21	52,543	–	–	–	52,543	Aug 26	A$38.05	–	–	–
LTIP	20 Oct 20	60,660	–	–	–	60,660	Aug 25	A$35.90	–	–	–
LTIP	20 Nov 19	117,371	–	58,686	58,686	–	31 Oct 24	A$37.24	A$42.64	A$2,502	A$1,017

1.

BHP senior management who are not KMP receive long term incentive awards under BHP’s MAP (Management Award Plan). This table reflects MAP awards received by Executive KMP prior to commencement as KMP. More information on the MAP can be found in Financial Statements note 26 ‘Employee share ownership plans’.

2.	The IFRS fair value on the grant date in FY2025 for the CDP Deferred Rights was A$44.51 and LTIP Performance Rights was A$26.37.

3.	The percentages that vested during FY2025 are as follows: CDP Deferred Rights 100% and LTIP Performance Rights 50%.

Additional information regarding the prior year incentive awards that are ‘on foot’ can be found in the Remuneration Report of the relevant year in which the grant was made. There has been no alteration to the terms and conditions of any grants since the grant date. No interests under BHP’s employee equity plans are held by related parties of Executive KMP.

BHP’s shareholders approved the grant of FY2024 CDP Deferred Rights and 2024 LTIP Performance Rights to the CEO in accordance with ASX Listing Rule 10.14 at the 2024 AGM.

Ordinary shareholdings and transactions

This table shows movements during the reporting period in the number of fully paid ordinary shares of BHP Group Limited held directly, indirectly or beneficially, by each KMP, including their related parties. No shares are held nominally by any KMP or their related parties. These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual.

For KMP that commenced as KMP during the reporting period, the ‘At 1 July 2024’ value reflects the shares held at the date they commenced as KMP. For KMP that ceased to be KMP during the reporting period, the ‘At 30 June 2025’ value reflects the shares held at the date they ceased being KMP.

	At 1 July 2024	Purchased	Received as remuneration	Sold	At 30 June 2025
Executive KMP
Mike Henry	410,001	–	130,407	62,373	478,035
Brandon Craig	25,665	–	19,945	9,025	36,585
Vandita Pant	170,688	–	44,031	2,784	211,935
Geraldine Slattery[1]	195,011	–	82,470	39,453	238,028
Non-executive Directors
Xiaoqun Clever-Steg	8,539	1,461	–	–	10,000
Gary Goldberg[2]	18,000	6,000	–	–	24,000
Michelle Hinchliffe	10,107	2,223	–	–	12,330
Don Lindsay	–	10,000	–	–	10,000
Ken MacKenzie[3]	58,446	–	–	–	58,446
Ross McEwan	–	45,000	–	–	45,000
Christine O’Reilly	9,420	1,200	–	–	10,620
Catherine Tanna	10,400	–	–	–	10,400
Dion Weisler	7,544	3,950	–	–	11,494

1.	2,042 of Geraldine Slattery’s shares were held in the form of American Depositary Shares.

2.	12,000 of Gary Goldberg’s shares were held in the form of American Depositary Shares.

3.	Shares shown as held by Ken MacKenzie at 30 June 2025 is the balance held at the date of his retirement from the Board on 31 March 2025.

This Remuneration Report was approved by the Board on 19 August 2025 and signed on its behalf by:

/s/ Christine O’Reilly
Christine O’Reilly
Chair, People and Remuneration Committee
19 August 2025

Abbreviation	Item	Abbreviation	Item

AGM	Annual General Meeting	KMP	Key Management Personnel

CDP	Cash and Deferred Plan	LTIP	Long Term Incentive Plan

CEO	Chief Executive Officer	MAP	Management Award Plan

DEP	Dividend equivalent payment	MSR	Minimum Shareholding Requirement

ELT	Executive Leadership Team	ROCE	Return on Capital Employed

GHG	Greenhouse gas	S&S	Safety and sustainability

HSEC	Health, safety, environment and community	TSR	Total shareholder return

IFRS	International Financial Reporting Standards

Financial Statements

Refer to the pages beginning on page F-1 in this Annual Report

Additional information

1. Information on mining operations

Minerals Australia

Iron ore mining operations

The following table contains additional details of our iron ore mining operations. This table should be read in conjunction with OFR 6.2 and the production table and reserves and resources tables in Additional information 4 and 6.

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
History and stage of property

Production stage

Production began at Mt Whaleback in 1969

Production from Orebodies 24, 25, 29, 30, 31, 32 and 35 complements production from Mt Whaleback

Production from Orebodies 31 and 32 started in 2015 and 2017, respectively

Mining at Orebody 18 ceased in 2020 after depletion

Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba; iron-rich detrital material is also present
Power source

Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station

Power consumed in port operations is supplied via a contract with APA Group

Processing plants and other available facilities

Newman Hub: primary crusher (includes those at Orebodies 18 and 24), ore handling plant, heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train load out (nominal capacity 75 Mtpa)

Orebody 25: Ore processing plant (nominal capacity 12 Mtpa) ceased operation mid-FY2022

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
Power source

Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station

Power consumed in port operations is supplied via a contract with APA Group

Processing plants and other available facilities

2 primary crushers, 1 ore handling plant, stockyard blending facility and 1 train load out (nominal capacity 20 Mtpa)

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

Production stage

Production began in March 1989

From 2004, production was transferred to Wheelarra JV as part of the Wheelarra sublease agreement

This sublease agreement expired in March 2018

Ore was first produced from the newly commissioned Jimblebar Hub in late 2013

Jimblebar sells ore to the Newman JV proximate to the Jimblebar Hub

Production at Western Ridge commenced in FY2022

Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba; iron-rich detrital material is also present
Power source

Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station

Power consumed in port operations is supplied via a contract with APA Group

Processing plants and other available facilities

3 primary crushers, ore handling plant, train loadout, stockyard blending facility and supporting mining hub infrastructure (nominal capacity 71 Mtpa)

Production from the Western Ridge deposits will be processed through a new crusher (under construction) and existing processing facility for Newman operations

Key permit conditions

State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties

Tenements granted by the Western Australian Government under the WA Mining Act

Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties

Registered Indigenous Land Use Agreement with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Mine & location

WAIO	Pilbara region, Western Australia Yarrie Nimingarra Mining Area C South Flank
Mt Goldsworthy joint venture
Means of access

Private road

Yarrie and Nimingarra iron ore transported by Mt Goldsworthy JV-owned rail to Port Hedland (218 km)

Mining Area C and South Flank iron ore transported by Mt Newman JV-owned rail to Port Hedland (360 km)

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

Yarrie mine operations were suspended in February 2014

First ore at South Flank commenced in May 2021

Mine type & mineralisation style

Mining Area C, South Flank, Yarrie and Nimingarra are open-cut

Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra; iron-rich detrital material is also present

Power source

Power for Yarrie and Shay Gap is supplied by their own small diesel generating stations

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

Coal mining operations

The following table includes details about our mining operations as at 30 June 2025.

This table should be read in conjunction with OFR 6.3 and the production table and reserves and resources tables in Additional information 4 and 6.

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

All required renewal applications were lodged and pending a decision from the Minister

History and stage of property

Production stage

Goonyella mine commenced in 1971, merged with adjoining Riverside mine in 1989

Operates as Goonyella Riverside

Production commenced at:

•  Peak Downs in 1972

•  Saraji in 1974

•  Norwich Park in 1979

•  Broadmeadow (longwall operations) in 2005

•  Caval Ridge in 2014

Production at Saraji South (formerly Norwich Park) ceased in May 2012. Since October 2022, limited product has been sourced from Saraji South for processing at Saraji

Mine type & mineralisation style

All open-cut except Broadmeadow (longwall underground)

Bituminous coal is mined from the Permian Moranbah Coal measures

Products range from premium-quality, low-volatile, high-vitrinite hard coking coal to medium-volatile hard coking coal and medium ash thermal coal as a secondary product

Power source	Queensland electricity grid connection is under long-term contracts and energy purchased under Renewable Power arrangements and Retail Agreements
Processing plants and other available facilities	On-site beneficiation processing facilities Combined nominal capacity of 81 Mtpa ROM at 4% moisture basis
Key permit conditions	Key permit conditions are contained in the various legislation set by the Queensland Government and include conditions relating to carrying out works in accordance with the environmental authority and approved development plans, payment of rents, reporting and payment of royalties. Mining leases granted under the Central Queensland Coal Associates Agreement Act 1968 place an extraction cap of 1,823 Mt

Mine & location

New South Wales Energy Coal	Approximately 126 km northwest of Newcastle, New South Wales, Australia
Mt Arthur Coal
Means of access	Public road Coal transported by third-party rail
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	New South Wales Energy Coal holds 10 mining leases, 2 subleases and 1 exploration licence Total mining leases approximately 8,750 hectares
History and stage of property

Production stage

Production commenced in 2002 (previous operations dating to the early 1960s)

Approval to expand mining granted in 2010 with an additional area also granted by an approval modification in 2014

In FY2022, BHP announced our decision to transition Mt Arthur Coal to closure in 2030, based on the mine reaching the end of its economic life. In FY2025, BHP gained approval from the NSW Government to extend mining activities at Mt Arthur Coal for an additional four years, from July 2026 to June 2030

Mine type & mineralisation style	Open-cut Produces a medium rank bituminous thermal coal
Power source	New South Wales electricity grid connection under a deemed long-term contract and energy purchased via a Retail Agreement
Processing plants and other available facilities	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity in excess of 23 Mtpa

Key permit conditions	The approval to extend mining activities until June 2030 contains key conditions on coal extraction, transport limits and rehabilitation requirements under the Mining Act 1992

Nickel mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 6.5 and the production table and reserves and resources tables in Additional information 4 and 6.

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

Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

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

Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

Mine type & mineralisation style	Open-cut and underground Steeply dipping disseminated and massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows and intrusions
Power source

On-site third-party gas-fired turbines and renewable solar generation with back up from diesel engine generation

Contracts expire in December 2038

Natural gas sourced and transported under separate long-term contracts

Processing plants and other available facilities	Concentration plant with a nominal capacity of 3 Mtpa of ore
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under the Nickel (Agnew) Agreement Act 1974 and granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location

Nickel West	450 km north of Kalgoorlie, Western Australia
Cliffs mine
Means of access	Private road Nickel ore transported by road to Leinster or Mt Keith for further processing
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

Mining leases granted by Western Australian Government

Key leases expire between 2026 and 2046

First renewal of 21 years is as of right. Further renewals at government discretion

Mining leases approximately 2,675 hectares

History and stage of property	Production stage Production commenced in 2008 Acquired in 2005 as part of WMC acquisition Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024
Mine type & mineralisation style	Underground Steeply dipping massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows
Power source	Supplied from Mt Keith
Processing plants and other available facilities	Mine site
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location

West Musgrave Project	Musgrave Province, Western Australia
Means of access	Public road
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

The Project contemplates 2 copper and nickel deposits (Babel pit and Nebo pit) within the West Musgrave Ranges of Western Australia

Mining lease granted by Western Australian Government

Key mining lease expires 2043

First renewal of 21 years is as a right. Further renewals at government discretion

Development Envelope of 20,852 hectares

History and stage of property

Scoping studies completed in 2017

Pre-feasibility study completed by OZ Minerals and Cassini Resources Ltd in 2020

Acquired by OZ Minerals in October 2020

Final investment decision in September 2022

Acquired in 2023 as part of OZ Minerals acquisition

West Musgrave Project transitioned to temporary suspension in the period ending 31 December 2024

Mine type & mineralisation style	Open-pit (still in project stage) Magmatic nickel and copper sulphide
Power source	Currently supplied by diesel generation during temporary suspension
Processing plants and other available facilities	Crushing, vertical roller mill, flotation producing separate nickel and copper concentrates (still in project stage)
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to a Mining Agreement with the Native Title holders which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant

Nickel West	56 km south of Kalgoorlie, Western Australia
Kambalda nickel concentrator
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Mineral leases granted by Western Australian Government Key leases expire in 2028 with no right of renewal Mining leases approximately 242 hectares
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations
Product	Concentrate containing approximately 13% nickel
Power source	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Nominal production capacity

1.6 Mtpa ore

Nickel sourced through ore tolling and concentrate purchase arrangements with third parties in Kambalda and outer regions

Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

Smelter, refinery or processing plant

Nickel West	Kalgoorlie, Western Australia
Kalgoorlie nickel smelter
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Freehold title over the property
Key permit conditions	Payment of rates to relevant local government, compliance with environmental regulations and mine closure requirements and other reporting obligations
Product	Matte containing approximately 65% nickel
Power source	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Nominal production capacity	110 ktpa nickel metal in matte Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

Smelter, refinery or processing plant

Nickel West	30 km south of Perth, Western Australia
Kwinana nickel refinery
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Freehold title over the property
Key permit conditions	Payment of rates to relevant local government, compliance with environmental regulations and mine closure requirements and other reporting obligations
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
Nominal production capacity

82.5 ktpa nickel metal in powder, briquettes and nickel sulphate (with approval to increase up to 90 ktpa)

99 kt–100 kt nickel sulphate (approximately 22 kt–24 kt nickel)

Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

Copper South Australia

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 6.1 and the production table and reserves and resources tables in Additional Information 4 and 6.

Mine & location

Olympic Dam	560 km northwest of Adelaide, South Australia
Means of access	Public road Copper cathode trucked to ports Uranium oxide trucked to ports Gold bullion transported by road and plane
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

Special Mining Lease (SML1) granted by South Australian Government (pursuant to the Roxby Downs (Indenture Ratification) Act 1982 (Indenture Act) expires in 2036

Approximately 17,788 hectares

Right of extension for 50 years (subject to remaining mine life)

History and stage of property

Production stage

Acquired in 2005 as part of Western Mining Corporation (WMC) acquisition

Copper production began in 1988

Nominal milling capacity raised to 9 Mtpa in 1999

New copper solvent extraction plant commissioned in 2004

Major smelter maintenance campaigns completed in 2017 and 2022

Nominal milling capacity raised to 11Mtpa in 2023

Mine type & mineralisation style	Underground Large poly-metallic deposit of iron oxide-copper-uranium-gold mineralisation
Power source

Electricity transmitted via BHP’s 275 kV power line from Port Augusta and ElectraNet’s system upstream of Port Augusta

Power is sourced from the local grid, which is supplied under a retail contract, supplemented by Power Purchase Agreement with Iberdrola.

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

2 grinding circuits

Nominal milling capacity of 11 Mtpa

Flash furnace produces copper anodes, which are then refined to produce copper cathodes

Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings

Gold cyanide leach circuit and gold room producing gold and silver bullion

Key permit conditions

The Roxby Downs (Indenture Ratification) Act 1982 (Indenture Act) applies to Olympic Dam’s operations. It contains conditions from the South Australian Government, including relating to the protection and management of the environment; water; closure and rehabilitation considerations; local procurement and community plans, initiatives, project commitments; and payment of royalties

The Olympic Dam operations rely on an impact assessment for operations conducted in 1997 (1997 EIS)

At a Commonwealth level, Olympic Dam relies on an exemption from the Environment Protection Biodiversity Conservation Act 1999 (EPBC Act) based on the 1997 EIS under the Environmental Reform (Consequential Provisions) Act 1999

Mine & location
Carrapateena	470 km northwest of Adelaide, South Australia
Means of access	60 km private access road Copper concentrate (containing gold and silver) trucked to ports
Type and amount of ownership	BHP 100%
Operator	BHP
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

2019 – First saleable concentrate produced

2020 – 4.25 Mtpa ramp up achieved

2020 – Block Cave expansion approved

2020 – New 270 km transmission line to Prominent Hill via Carrapateena commissioned

2022 – Cave propagated to surface

2023 – Acquired as part of OZ Minerals acquisition

2024 – Commissioning of Crusher Station 2

2025 – Commissioning of the Hydrofloat Project

Mine type & mineralisation style	Underground Iron oxide copper gold mineralisation
Power source

Electricity transmitted via private high voltage power line supplied by ElectraNet under a Build Own Operate Maintain (BOOM) agreement that is part of the Transmission Connection Agreement (TCA)

Power is sourced from the local grid, which is supplied under a retail agreement

Processing plants and other available facilities	Conventional crushing, grinding and flotation on mine site Nominal milling capacity of ~7 Mtpa
Key permit conditions

The SA Mining Act and associated Mining Regulations 2020 (SA) apply to the Carrapateena operations. Each tenement document (either ML or MPL) in conjunction with the operation’s Program for Environment Protection and Rehabilitation (PEPR), MPEPR2024/009 outlines the conditions from the South Australian Government that must be complied with, including those relating to the protection and management of the environment, water, closure and rehabilitation.

The Carrapateena operations are also approved by the Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) and as such has further conditions regarding nationally threatened flora and fauna species.

Mine & location

Prominent Hill	650 km northwest of Adelaide, South Australia
Means of access	Mine access road (45 km off Stuart Highway) Copper concentrate (containing gold and silver) transported by road and rail
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

Mining lease ML 6228 granted by South Australian Government expires in August 2041

Miscellaneous purpose licences (MPL 81, 82, 83, 84, 91, 93, 94, 96, 97, 101, 112 to 117 and 119 to 122) and extractive mineral leases (EML 6234, 6236 to 6242, 6278 to 6296, 6299 to 6301) which were granted by the South Australian Government and expire in August 2041

Approximately 11,401 hectares across all 51 tenements

History and stage of property

2009 – Malu open-pit mine commissioned

2012 – Ankata underground mine expansion commissioned

2015 – Malu underground mine expansion commissioned

2017 – Expansion of the underground operation with new northern decline (Liru)

2018 – Malu open-pit mine safely closed after more than 100 Mt of ore mined over 10 years

2019 – Underground ramp up to 4.0 Mt

2019 – Prominent Hill expansion study commenced

2021 – Wira shaft mine expansion investment approved

2022 – Decision to increase the electric hoisting shaft’s capacity from 6 Mtpa to 6.5 Mtpa

2023 – Acquired as part of OZ Minerals acquisition

2025 – Wira shaft sink completed

Mine type & mineralisation style	Underground Iron oxide copper gold mineralisation
Power source

Electricity transmitted via a private high voltage power line is supplied by ElectraNet under a Build Own Operate Maintain (BOOM) agreement that is part of the Transmission Connection Agreement (TCA) and BHP’s 132kV power line to Prominent Hill at a junction point close to the Olympic Dam mine

Power is sourced from the local grid, which is supplied under a retail agreement

Processing plants and other available facilities	Conventional crushing, semi-autogenous grinding (SAG) and ball mill grinding circuit and flotation processing plant on site Nameplate capacity of 10 Mtpa
Key permit conditions

The SA Mining Act and associated Mining Regulations 2020 (SA) apply to the Prominent Hill operations. Each tenement document (either ML or MPL) in conjunction with the operation’s Program for Environment Protection and Rehabilitation (PEPR), MPEPR2022/137 outlines the conditions from the South Australian Government that must be complied with including those relating to the protection and management of the environment, water, closure and rehabilitation

The Prominent Hill operations are also approved by the Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) and as such have further conditions regarding nationally threatened flora and fauna species.

Minerals Americas

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 6.1 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location

Escondida	Atacama Desert 170 km southeast of Antofagasta, Chile
Means of access

Private road available for public use

Copper cathode transported by rail to ports at Antofagasta and Mejillones

Copper concentrate transported by Escondida-owned pipelines to its Coloso port facilities

Type and amount of ownership	BHP 57.5% Rio Tinto 30% JECO Corporation 10% JECO 2 Ltd 2.5%
Operator	BHP
Title, leases or options and acreage involved	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation) approximately 380,000 hectares
History and stage of property

Production stage

Original construction completed and production commenced in 1990

Start of operations of the third concentrator plant in 2015

Inauguration of Escondida Water Supply desalination plant (CY2018) and its extension (CY2019)

Full SaL, a BHP designed technology, achieved first production at Escondida in FY2025

Key permit conditions

Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all applicable permits from sectorial agencies

Depending on the particular impacts of the project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA)

Mine type & mineralisation style	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits
Power source

Electricity is sourced from 100% renewable sources and certified by the Chilean Electricity Authority (Coordinador Eléctrico Nacional – CEN)

Renewable power purchase agreements (PPAs) with third parties supply approximately 99% of Escondida electricity needs with the balance supplied by Tamakaya SpA (100% owned by BHP)

Escondida-owned transmission lines connect to Chile’s national power grid

Processing plants and other available facilities

Crushing facilities feed concentrator and leaching processes

3 concentrator plants produce copper concentrate from sulphide ore by flotation extraction process (by-products: gold and silver) and a tailings storage facility

2 solvent extraction and electrowinning plants produce copper cathode

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
History and stage of property

Production stage

First copper cathode produced in 2006

Spence Growth Option (i.e. the 95 ktpd copper concentrator and molybdenum plants) produced first copper concentrate in December 2020 and first molybdenum in April 2022

Key permit conditions

Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all applicable permits from sectoral agencies

Depending on the impacts of the project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex instrument called Environmental Impact Declaration (DIA)

Mine type & mineralisation style

Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation

Power source

Electricity is sourced from 100% renewable sources and certified by the Chilean Electricity Authority (Coordinador Eléctrico Nacional – CEN)

Renewable power purchase agreements (PPAs) with third parties supply most of Spence electricity needs. The remainder is supplied by Tamakaya SpA (100% owned by BHP)

Spence-owned transmission lines connect to Chile’s national power grid

Processing plants and other available facilities

Crushing facilities feed concentrator and leaching processes

1 copper concentrator plant with 95 ktpd capacity (by-products: gold and silver), molybdenum plant and a 1,000 litres per second desalinated water plant under a Build Own Operate Transfer (BOOT) agreement and a tailings storage facility

Dynamic leach pads, solvent extraction and electrowinning plant

Nominal capacity of tank house: 200 ktpa copper cathode

Mine & location
Pampa Norte Cerro Colorado	Atacama Desert 120 km east of Iquique, Chile
Means of access	Public road Copper cathode trucked to port at Iquique
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)

Transitioned to care and maintenance in December 2023.

Mining concessions (exploitation): approximately 34,000 hectares

History and stage of property	Production stage Commercial production commenced in 1994 Expansions in 1996 and 1998 Cerro Colorado entered temporary care and maintenance stage in December 2023
Key permit conditions

Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all applicable permits from sectoral agencies

Depending on the impacts of the project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex instrument called Environmental Impact Declaration (DIA)

Mining companies in Chile that enter a care and maintenance period must obtain approval of a Temporary Closure Plan, sectorial permit, from Sernageomin (Mining Authority). This permit is initially granted for a period of 2 years and is renewable for an additional period of up to 3 years

Mine type & mineralisation style

Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation

Power source	Electricity sourced from 100% renewable sources and certified by the Chilean Electricity Authority (Coordinador Eléctrico Nacional – CEN) Electricity purchased from external vendors
Processing plants and other available facilities	Crushing facilities, dynamic leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 130 ktpa copper cathode

Mine & location

Antamina	Andes mountain range, Peru Mine: San Marcos – Ancash, 270 km northeast of Lima Port: Huarmey – Ancash, 300 km north of Lima
Means of access	Public road Copper and zinc concentrates transported by Antamina-owned pipeline to its Punta Lobitos port Molybdenum and lead/bismuth concentrates transported by truck
Type and amount of ownership	BHP 33.75% Glencore 33.75% Teck 22.5% Mitsubishi 10%
Operator	Compañía Minera Antamina S.A.
Title, leases or options and acreage involved	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production Total acreage: approximately 6,600 hectares
History and stage of property	Production stage Commercial production commenced in 2001
Key permit conditions	During FY2024, the National Environmental Certification Service (SENACE) approved Antamina’s Modification of the Environmental Impact Assessment (MEIA 1), allowing the extension of the mine’s operational life from CY2028 to CY2036, within its current operational footprint as at the date of this report. In FY2025, Antamina advanced the implementation of the commitments outlined in MEIA 1
Mine type & mineralisation style	Open-cut Zoned porphyry and skarn deposit with central copper dominated ores and an outer band of copper-zinc dominated ores
Power source	Contracts with individual power producers
Processing plants and other available facilities	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity 145 ktpd 304 km concentrate pipeline Port facilities at Huarmey

Mine & location

Resolution	Superior/Project: Pinal – Arizona 100 km east of Phoenix, United States
Means of access	Public road
Type and amount of ownership	BHP 45% Rio Tinto 55% (operator)
Operator	Resolution Copper Mining LLC
Title, leases or options and acreage involved	Private land, patented and unpatented mining claims Total acreage: approximately 46,000 acres
History and stage of property	Exploration stage Resolution deposit is within the footprint of and adjacent to the historical Magma Copper Mine Resolution non-operated joint venture (NOJV) formed in 2004 with Rio Tinto as operator
Key permit conditions

The Resolution Copper project is subject to a federal permitting process pursuant to the National Environmental Policy Act (NEPA) and other US legislation, including requirements for consultation, coordination and collaboration with Native American Tribes

The NEPA process is led by the US Forest Service. The Final Environmental Impact Statement (FEIS) required by NEPA was published in June 2025 and is subject to an objection process prior to a final Record of Decision being published, expected late 2025 (subject to any legal challenges).

The publication of the FEIS was also a prerequisite for the land exchange (LEX) with the US Government to secure land critical for the project, under the 2014 Land Exchange Act. The FEIS and LEX remain under ongoing litigation

The Resolution Copper Project is also required to obtain several state and local permits, including air quality and groundwater protection permits

Mine type & mineralisation style	Underground Porphyry copper and molybdenum deposit
Power source	115 kV power lines to East and West Plant sites with supply contract with Salt River Project
Processing plants and other available facilities	Water treatment and reverse osmosis plant, 2 active underground shafts with associated support infrastructure, including hoisting, ventilation and cooling, and a rail corridor connecting the site to the national rail network

Mine & location

Vicuña	San Juan Province of Argentina and Atacama Region of Chile 150 km southeast of Copiapó, Chile
Means of access	Private road
Type and amount of ownership	50% BHP 50% Lundin Mining
Operator	Vicuña Corp.
Title, leases or options and acreage involved	Exploration and exploitation mining rights in Argentina and in Chile Total acreage: approximately 117,116 hectares

History and stage of property

Exploration stage

The Vicuña project is targeting the integrated development of the Josemaria and the Filo del Sol copper-gold-silver deposits

The Filo del Sol deposit is located predominantly in the San Juan Province of Argentina, extending into the Atacama Region of Chile. Filo Corp., the prior owner of Filo del Sol, completed a pre-feasibility study for the standalone development of the oxide component of the Filo del Sol deposit in CY2024

The Josemaria deposit is located approximately 10 km from Filo del Sol, entirely within the San Juan Province, Argentina. A feasibility study for Josemaria as a standalone project was completed in November 2020 by Josemaria Resources (prior to Lundin Mining’s acquisition of the deposit) and an Environmental Social Impact Assessment was approved by the Mining Authority of San Juan, Argentina, in April 2022

In March 2022, following the discovery of the high-grade Aurora Zone, BHP acquired an initial 5 per cent equity interest in Filo Corp, which owned 100 per cent of Filo del Sol. BHP completed additional incremental equity investments in Filo Corp between 2022 and 2025, increasing our ownership to approximately 6 per cent. In FY2025, BHP and Lundin Mining completed the joint acquisition of the remaining interest of Filo Corp.

Concurrent to the acquisition of Filo Corp., BHP and Lundin Mining formed Vicuña Corp., a 50/50 independently operated joint venture, to hold Josemaria and Filo del Sol. Josemaria was previously 100 per cent owned by Lundin Mining. Lundin Mining contributed its interest in the Josemaria deposit to the joint venture for a cash payment from BHP

Key permit conditions	Vicuña is subject to a range of permitting requirements, predominantly led by the Province of San Juan
Mine type & mineralisation style	Open-pit Porphyry-epithermal copper-gold-silver deposits
Power source	Power generated on-site
Processing plants and other available facilities	1,000-person camp established on-site at Batidero Administrative offices in the city of San Juan, San Juan Province, Argentina Vicuña corporate head office in Vancouver, British Columbia, Canada

Iron ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 6.2 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location

Samarco	Southeast Brazil Samarco mine: Mariana – Minas Gerais, 130 km southeast of Belo Horizonte Port: Anchieta – Espírito Santo, 520 km east of Belo Horizonte
Means of access	Public road Iron ore pellets exported via Samarco port facilities – Ubu Port
Type and amount of ownership	BHP Brasil Ltda. 50% Vale S.A. 50%
Operator	Samarco Mineração S.A.
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

Production began at Germano mine in 1977 and at Alegria complex in 1992

Second pellet plant built in 1997

Third pellet plant, second concentrator and second pipeline built in 2008

Fourth pellet plant, third concentrator and third pipeline built in 2014

Key permit conditions

Samarco obtained an operating licence (LOC – Corrective Operating Licence) for the resumption of operations

In June 2025, Samarco obtained the long-term licence. The licence encompasses planned expansion of the mining area as well as the development of new infrastructure for waste and tailings stacked disposal in piles, which allows the company to reach 100% production capacity, subject to investment approvals. A future licence will be required for the continuity of the business encompassing further tailings stacked disposal areas

Mine type & mineralisation style	Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores
Power source	Samarco holds interests in 2 hydroelectric power plants, which supply part of its electricity needs. The remainder is purchased from the free electricity market
Processing plants and other available facilities

Facilities currently operating include 2 concentrators, a system of tailings disposal combining a confined pit and filtration plant for dry stacking of sandy tailings, beneficiation plants, pipelines, 2 pellet plants

Nominal milling capacity 93 ktpd (for 2 concentrators)

400 kms concentrate pipeline

Port facilities at Anchieta (Espírito Santo)

Other mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 6.4 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location

Jansen (under construction)	Province of Saskatchewan Approximately 140 km east of Saskatoon, Canada
Means of access	Public road Muriate of Potash (MOP) to be transported by rail to the port at Westshore Terminal in Delta, British Columbia, Canada
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Total area of Jansen lease is approximately 1,120 km2 All surface lands have been acquired
History and stage of property	Development stage Stage 1 under construction Stage 2 in early stages of construction
Key permit conditions

Jansen potash project received Ministerial approval under the Saskatchewan Environmental Assessment Act

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

Power source	Electricity transmitted via BHP’s 230 kV substation and upstream provincial power utility system
Processing plants and other available facilities	Mill, buildings and other facilities and infrastructure are under construction

Mine & location

Pedra Branca	Água Azul do Norte, Pará Approximately 160 km from Marabá and 900 km from Belém in the state of Pará, Brazil
Means of access	Public road From Água Azul to Parauapebas from highway (PA 150) to be transported by train to the port of Itaqui in São Luiz, state of Maranhão, Brazil
Type and amount of ownership	BHP 100%
Operator	OZ Minerals Brasil
Title, leases or options and acreage involved	Property belongs to OZ Minerals Brasil
History and stage of property

2018 – OZ Minerals acquired mine operator Avanco Resources, including projects in the Carajás Copper Region and the Gurupi Greenstone Belt

2019 – Construction commenced

2020 – First developmental ore sent to Antas for processing

2021 – Commencement of underground mining in Pedra Branca and inaugural resource identification announcement in Santa Lúcia

2022 – Ramped up to full production

2023 – Acquisition of OZ Minerals by BHP

2024 – Santa Lucia project permitting process granted by SEMAS – environment agency of Pará State

2024 – Sale of gold assets (Gurupi Greenstone Belt) to G Mining Ventures Corp.

2025 – BHP continued strategic review of OZ Minerals’ copper assets in the Carajás region of Brazil

Key permit conditions

Closure plan to be updated in accordance with requirements of ANM (n° 68/2021) when the life of mine changes

Annual environmental report (RIAA) required to be submitted in accordance with the activities developed for the mine production

Mine type & mineralisation style	Underground Iron oxide copper gold deposit. High-grade zones of semi-massive and breccia style mineralisation. Dominant chalcopyrite (copper mineralisation)
Power source	Electricity supplied via a 5 MW transmission line
Processing plants and other available facilities

Material is processed in Antas Norte Plant, in the municipality of Curionópolis

Plant capacity is 800 ktpa and tailings are deposited in the exhausted mine existing on-site

Mill, buildings and other facilities and infrastructure are in the Curionópolis municipality

2. Financial information summary

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

>For more information refer to the Financial Statements.

Some information in this section has been presented on a Continuing operations basis to exclude the contribution from Discontinued operations.

Year ended 30 June US$M	2025	2024	2023	2022	2021
Consolidated Income Statement (Financial Statements 1.1)
Revenue	51,262	55,658	53,817	65,098	56,921
Profit from operations	19,464	17,537	22,932	34,106	25,515
Profit after taxation from Continuing operations	11,143	9,601	14,324	22,400	13,676
Profit/(loss) after taxation from Discontinued operations	–	–	–	10,655	(225)
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit)	9,019	7,897	12,921	30,900	11,304
Profit after taxation from Continuing operations attributable to BHP shareholders	9,019	7,897	12,921	20,245	11,529
Dividends per ordinary share – paid during the period (US cents)	124.0	152.0	265.0	350.0	156.0
Dividends per ordinary share – determined in respect of the period (US cents)	110.0	146.0	170.0	325.0	301.0
In specie dividend on merger of Petroleum with Woodside (US cents)	–	–	–	386.4	–
Basic earnings per ordinary share (US cents)[1]	177.8	155.8	255.2	610.6	223.5
Diluted earnings per ordinary share (US cents)[1]	177.4	155.5	254.7	609.3	223.0
Basic earnings from Continuing operations per ordinary share (US cents)[1]	177.8	155.8	255.2	400.0	228.0
Diluted earnings from Continuing operations per ordinary share (US cents)[1]	177.4	155.5	254.7	399.2	227.5

Number of ordinary shares (million)[1]
- At period end	5,076	5,072	5,066	5,062	5,058
- Weighted average	5,073	5,068	5,064	5,061	5,057
- Diluted	5,083	5,077	5,073	5,071	5,068

Consolidated Balance Sheet (Financial Statements 1.3)[2]
Total assets	108,790	102,362	101,296	95,166	108,927
Net assets	52,218	49,120	48,530	48,766	55,605
Share capital (including share premium)	5,015	4,899	4,737	4,638	2,686
Total equity attributable to BHP shareholders	47,665	44,811	44,496	44,957	51,264

Consolidated Cash Flow Statement (Financial Statements 1.4)
Net operating cash flows[3]	18,692	20,665	18,701	32,174	27,234
Capital and exploration expenditure[4,5]	9,794	9,273	7,083	7,545	7,120

Other financial information (OFR 13)
Net debt[5]	12,924	9,120	11,166	333	4,121
Underlying attributable profit[5]	10,157	13,660	13,420	23,815	17,077
Underlying attributable profit – Continuing operations[5]	10,157	13,660	13,420	21,319	16,985
Underlying EBITDA[5]	25,978	29,016	27,956	40,634	35,073
Underlying EBIT[5]	20,240	23,631	22,820	34,436	29,853
Underlying basic earnings per share (US cents)[5]	200.2	269.5	265.0	470.6	337.7
Underlying basic earnings per share – Continuing operations (US cents)[5]	200.2	269.5	265.0	421.2	335.9
Underlying return on capital employed (per cent)[5]	20.6	27.2	28.8	48.7	32.5

1.	For more information on earnings per share refer to Financial Statements note 7 ‘Earnings per share’.

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

5.

We use non-IFRS financial information to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying return on capital employed includes Continuing and Discontinued operations. Refer to OFR 13 for a reconciliation of non-IFRS financial information to their respective IFRS measure. Refer to OFR 13.1 for the definition and method of calculation of non-IFRS financial information. Refer to Financial Statements note 21 ‘Net debt’ for the composition of Net debt.

3. Financial information by commodity

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

>For a reconciliation of non-IFRS financial information to respective IFRS measures and an explanation as to the use of Underlying EBITDA in assessing our performance refer to OFR 13. For the definition and method of calculation of non-IFRS financial information refer to OFR 13.1. For more information as to the statutory determination of our reportable segments refer to Financial Statements note 1 ‘Segment reporting’.

Year ended 30 June 2025 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit[5]
Copper
Escondida	13,177	8,593	7,558		14,093	2,390
Pampa Norte[6]	2,726	1,270	696		5,051	675
Antamina[7]	1,562	1,002	827		1,661	395
Copper South Australia[8]	4,655	1,936	1,247		17,337	1,205
Other[7]	127	(100)	(174)		2,742	201

Total Copper from Group production	22,247	12,701	10,154	–	40,884	4,866

Third-party products	1,845	91	91	–	–	–

Total Copper	24,092	12,792	10,245	–	40,884	4,866	142	142

Adjustment for equity accounted investments[7]	(1,562)	(466)	(289)	–	–	(474)	(3)	(3)

Total Copper statutory result	22,530	12,326	9,956	–	40,884	4,392	139	139

Iron Ore
Western Australia Iron Ore	22,767	14,394	12,171		20,959	2,609
Samarco[9]	–	–	–		(5,522)	–
Other	124	(2)	(28)		(185)	8

Total Iron Ore from Group production	22,891	14,392	12,143	(321)	15,252	2,617

Third-party products	28	4	4	–	–	–

Total Iron Ore	22,919	14,396	12,147	(321)	15,252	2,617	104	65

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	22,919	14,396	12,147	(321)	15,252	2,617	104	65

Coal
BHP Mitsubishi Alliance	3,422	591	101		6,536	402
New South Wales Energy Coal[10]	1,773	303	193		(121)	106
Other	–	(173)	(203)		(58)	17

Total Coal from Group production	5,195	721	91	–	6,357	525

Third-party products	–	–	–	–	–	–

Total Coal	5,195	721	91	–	6,357	525	15	4

Adjustment for equity accounted investments[10]	(149)	(148)	(124)	–	–	–	–	–

Total Coal statutory result	5,046	573	(33)	–	6,357	525	15	4

Group and unallocated items
Potash	–	(284)	(286)		8,524	1,642	1	1
Western Australia Nickel[11]	758	(589)	(589)		(210)	176	28	28
Other[12]	9	(444)	(955)		(2,020)	46	109	109

Total Group and unallocated items	767	(1,317)	(1,830)	(455)	6,294	1,864	138	138

Inter-segment adjustment	–	–	–	–	–	–	–	–

Total Group	51,262	25,978	20,240	(776)	68,787	9,398	396	346

Year ended 30 June 2024 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit[5]
Copper
Escondida	10,013	5,759	4,821		13,113	1,806
Pampa Norte[6]	2,375	896	468		4,843	721
Antamina[7]	1,478	968	746		1,498	437
Copper South Australia[8]	4,085	1,568	928		16,498	1,048
Other[7]	72	(176)	(228)		416	136

Total Copper from Group production	18,023	9,015	6,735	–	36,368	4,148

Third-party products	2,021	74	74	–	–	–

Total Copper	20,044	9,089	6,809	–	36,368	4,148	216	215

Adjustment for equity accounted investments[7]	(1,478)	(525)	(285)	–	–	(437)	(3)	(2)

Total Copper statutory result	18,566	8,564	6,524	–	36,368	3,711	213	213

Iron Ore
Western Australia Iron Ore	27,805	18,964	16,902		20,597	2,026
Samarco[9]	–	–	–		(6,606)	–
Other	122	(48)	(74)		(179)	7

Total Iron Ore from Group production	27,927	18,916	16,828	(3,066)	13,812	2,033

Third-party products	25	(3)	(3)	–	–	–

Total Iron Ore	27,952	18,913	16,825	(3,066)	13,812	2,033	86	41

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	27,952	18,913	16,825	(3,066)	13,812	2,033	86	41

Coal
BHP Mitsubishi Alliance[13]	5,873	1,914	1,394		6,725	533
New South Wales Energy Coal[10]	1,945	502	408		(211)	100
Other	–	(27)	(50)		(42)	14

Total Coal from Group production	7,818	2,389	1,752	880	6,472	647

Third-party products	–	–	–	–	–	–

Total Coal	7,818	2,389	1,752	880	6,472	647	14	3

Adjustment for equity accounted investments[10]	(152)	(99)	(75)	–	–	(1)	–	–

Total Coal statutory result	7,666	2,290	1,677	880	6,472	646	14	3

Group and unallocated items
Potash	–	(255)	(257)		6,138	1,090	1	1
Western Australia Nickel[11]	1,473	(302)	(374)		(6)	1,254	50	58
Other[12]	1	(194)	(764)		(1,421)	82	93	93

Total Group and unallocated items	1,474	(751)	(1,395)	(3,908)	4,711	2,426	144	152

Inter-segment adjustment	–	–	–	–	–	–	–	–

Total Group	55,658	29,016	23,631	(6,094)	61,363	8,816	457	409

1.

Group profit before taxation comprised Underlying EBITDA of US$25,978 million (FY2024: US$29,016 million), exceptional items, depreciation, amortisation and impairments of US$6,514 million (FY2024: US$11,479 million) and net finance costs of US$1,111 million (FY2024: US$1,489 million).

2.	Total revenue from energy coal sales, including BMA and NSWEC, was US$1,652 million (FY2024: US$1,873 million).

3.

For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer OFR 13 ‘Non-IFRS financial information’ in the Annual Report.

4.	Excludes exceptional items relating to Net finance costs US$458 million and Income tax benefit US$96 million (FY2024: Net finance costs US$506 million and Income tax benefit US$837 million).

5.	Includes US$ nil (FY2024: US$10 million) of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation).

6.	Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.

7.

Antamina, SolGold, Vicuña and Resolution (the latter three included in Other) are equity accounted investments and their financial information presented above reflects BHP Group’s share, with the exception of net operating assets that represents the Group’s carrying value of investments accounted for using the equity method. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$466 million (FY2024: US$525 million) related to equity accounted investments.

8.	Includes Olympic Dam, Prominent Hill and Carrapateena.

9.

Samarco is an equity accounted investment. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods and net operating assets represents predominantly the Group’s carrying value of the provision related to the Samarco dam failure.

10.

Includes Newcastle Coal Infrastructure Group (NCIG) which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group’s share. Total Coal statutory result excludes the contribution related to NCIG until future profits exceed accumulated losses.

11.	Western Australia Nickel is comprised of the Nickel West operations and the West Musgrave project, both of which transitioned into temporary suspension in December 2024.

12.

Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

13.

On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of BMA) to Whitehaven Coal. The Group’s share of Revenue, Underlying EBITDA, D&A, Underlying EBIT and Capital expenditure is included within BMA in the comparative period.

4. Production

The table below details our mineral and derivative product production for all operations for the three years ended 30 June 2025, 2024 and 2023. Unless otherwise stated, the production numbers represent our share of production and include BHP’s share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities.

For information on minerals pricing during the past three years refer to OFR 9

	BHP interest %	BHP share of production[1] Year ended 30 June
		2025	2024	2023
Copper[2]
Payable metal in concentrate (kt)
Escondida, Chile[3]	57.5	1,127.2	926.7	832.7
Pampa Norte, Chile[4]	100	150.6	150.3	125.3
Copper South Australia, Australia[5]	100	101.9	106.3	19.9
Antamina, Peru[6]	33.75	118.9	143.9	138.4
Carajás, Brazil[7]	100	9.4	8.2	1.6

Total		1,508.0	1,335.4	1,117.9

Cathode (kt)
Escondida, Chile[3]	57.5	177.7	198.6	222.6
Pampa Norte, Chile[4]	100	117.0	115.3	163.5
Copper South Australia, Australia[5]	100	214.0	215.7	212.5

Total		508.7	529.6	598.6

Total copper (kt)		2,016.7	1,865.0	1,716.5

Lead
Payable metal in concentrate (t)
Antamina, Peru[6]	33.75	2,232	332	657

Total		2,232	332	657

Zinc
Payable metal in concentrate (t)
Antamina, Peru[6]	33.75	108,607	103,392	125,048

Total		108,607	103,392	125,048

Gold
Payable metal in concentrate (troy oz)
Escondida, Chile[3]	57.5	169,075	181,061	189,095
Pampa Norte, Chile[4]	100	12,980	13,280	26,811
Copper South Australia, Australia[5]	100	172,565	163,061	32,736
Carajás, Brazil[7]	100	7,306	5,558	1,153

Total		361,926	362,960	249,795

Refined gold (troy oz)
Copper South Australia, Australia[5]	100	188,658	207,123	186,029

Total		188,658	207,123	186,029

Total gold (troy oz)		550,584	570,083	435,824

Silver
Payable metal in concentrate (troy koz)
Escondida, Chile[3]	57.5	6,858	5,446	5,074
Pampa Norte, Chile[4]	100	1,823	1,654	1,318
Copper South Australia, Australia[5]	100	913	1,134	201
Antamina, Peru[6]	33.75	4,162	3,359	3,885

Total		13,756	11,593	10,478

Refined silver (troy koz)
Copper South Australia, Australia[5]	100	1,017	995	1,089

Total		1,017	995	1,089

Total silver (troy koz)		14,773	12,588	11,567

	BHP interest %	BHP share of production[1] Year ended 30 June
		2025	2024	2023
Uranium
Payable metal in concentrate (t)
Copper South Australia, Australia[5]	100	3,154	3,603	3,406

Total		3,154	3,603	3,406

Molybdenum
Payable metal in concentrate (t)
Pampa Norte, Chile[4]	100	694	794	990
Antamina, Peru[6]	33.75	2,279	1,822	1,172

Total		2,973	2,616	2,162

Iron Ore
Production (kt)[8]
Newman Joint Venture, Australia	85	54,218	58,102	56,945
Area C Joint Venture, Australia	85	119,110	105,868	107,375
Yandi Joint Venture, Australia	85	15,890	17,855	21,410
Jimblebar, Australia[9]	85	67,381	73,111	66,801
Total Western Australia Iron Ore		256,599	254,936	252,531
Samarco, Brazil[6]	50	6,382	4,748	4,512

Total iron ore		262,981	259,684	257,043

Steelmaking coal
Production (kt)[10]
Blackwater, Australia [11]	50	0	3,572	5,055
Goonyella Riverside, Australia	50	5,837	6,434	8,310
Peak Downs, Australia	50	4,574	4,217	5,480
Saraji, Australia	50	4,073	3,287	4,596
Daunia, Australia[11]	50	0	1,513	1,989
Caval Ridge, Australia	50	3,526	3,252	3,590
Total BHP Mitsubishi Alliance (BMA)		18,010	22,275	29,020

Total steelmaking coal		18,010	22,275	29,020

Energy coal
Production (kt)
New South Wales Energy Coal, Australia	100	15,036	15,368	14,172

Total energy coal		15,036	15,368	14,172

Nickel
Saleable production (kt)
Western Australia Nickel, Australia[12,13]	100	30.2	81.6	80.0

Total		30.2	81.6	80.0

Cobalt
Saleable production (t)
Western Australia Nickel, Australia[12,13]	100	450	734	752

Total		450	734	752

Throughout this table figures in italics indicate that this figure has been adjusted since it was previously reported.

1.	BHP share of production includes the Group’s share of production for which profit is derived from our equity accounted investments, unless otherwise stated.

2.	Metal production is reported on the basis of payable metal.

3.	Shown on 100 per cent basis. BHP interest in saleable production is 57.5 per cent.

4.

The year ended 30 June 2025 includes production from Spence only. The year ended 30 June 2024 includes 11kt from Cerro Colorado, which entered temporary care and maintenance in December 2023. The year ended 30 June 2023 includes production from both Spence and Cerro Colorado.

5.

The years ended 30 June 2025 and 30 June 2024 include Olympic Dam, Prominent Hill and Carrapateena. The year ended 30 June 2023 includes Olympic Dam and two months of production from Prominent Hill and Carrapateena from 1 May 2023, following the acquisition of OZ Minerals on 2 May 2023.

6.

For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBITDA of the Group. Our use of Underlying EBITDA is explained in OFR 4.3.

7.	The year ended 30 June 2023 includes two months of production from 1 May 2023, following the acquisition of OZ Minerals on 2 May 2023.

8.	Iron ore production is reported on a wet tonnes basis.

9.	Presented on 100 per cent basis. BHP interest in saleable production is 85 per cent.

10.	Steelmaking coal production is reported on the basis of saleable product. Production figures may include some thermal coal.

11.	BHP completed the sale of the Blackwater and Daunia mines on 2 April 2024. Production reported until their divestment on 2 April 2024.

12.	Nickel contained in matte and refined nickel metal, including briquette, powder, nickel sulphate and by-product streams.

13.	Western Australia Nickel ramped down and entered temporary suspension in December 2024.

5. Major projects

We continue to make progress at Jansen with Jansen Stage 1 (JS1) now 68 per cent complete. We estimate capital expenditure for JS1 to increase from US$5.7 billion to be in the range of US$7.0 billion to US$7.4 billion (including contingencies) and first production to revert to the original schedule of mid-CY2027. The estimated cost increase is driven by inflationary and real cost escalation pressures, design development and scope changes, and our current assessment of lower productivity outcomes over the construction period. We expect to update the market on JS1’s timing and optimised capital expenditure estimate in the second half of FY2026. In FY2026, underground and surface construction works will continue, including structural, mechanical and electrical activities for the dry and wet mill areas.

Jansen Stage 2 (JS2) is 11 per cent complete. We have decided to extend the execution of JS2 by two years, shifting first production from FY2029 to FY2031, as part of our regular review of capex sequencing under the Capital Allocation Framework.

JS2’s capital expenditure remains under review and we expect to update the market on JS2’s optimised capital expenditure estimate in the second half of FY2026.

Commodity	Project and ownership	Project scope/capacity	Capital expenditure US$M	First production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa	Currently under review Expected range is 7,000 – 7,400	Currently under review Expected date may revert to original project timeline of mid-CY2027	Approved in August 2021 Project is 68% complete[1]
Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa	Currently under review	Currently under review. Expected date may extend by two years to FY2031	Approved in October 2023 Project is 11% complete

Footnotes

1.	Jansen Stage 1 completion percentage has been re-baselined since our Q3 FY25 Operational Review.

6.  Mineral resources and mineral reserves

Our mineral resources and mineral reserves presented in this annual report have been prepared in accordance with US Securities and Exchange Commission (SEC) regulations Subpart 1300 of Regulation S-K (S-K 1300).

Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralisation, considering relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.

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

Our mineral resources and mineral reserves are constrained to tenure that we have rights to. Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Reserves may include areas where some additional approvals remain outstanding, however it is anticipated these approvals will be obtained within the timeframe required by the current life-of-mine schedules.

Presentation of mineral resources and mineral reserves

Mineral resources and mineral reserves are presented at the proportion attributable to our economic interest and represent estimates as at 30 June 2025. Mineral resources are presented exclusive of mineral reserves. The specific point of reference and commodity prices defining the mineral resources and mineral reserves estimates are provided in the footnotes associated with each of the mineral resources and mineral reserves tables. Quantities of mineral reserves and mineral resources are reported in million metric tonnes (Mt). Tonnes are reported as dry metric tonnes (unless otherwise stated). All tonnes and quality information have been rounded, small differences may be present in the totals. Refer to the glossary for definitions of technical terms relating to mineral resources, mineral reserves, geology, mining or related matters and abbreviations.

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

A key difference in the estimation of our resources and reserves pursuant to the ASX listing rules and S-K 1300 are the economic inputs, commodity prices and cost assumptions. Estimates we report in accordance with the ASX listing rules are generally based on cost forecasts and internally generated, projected long-term commodity prices and current operating costs or costs used in studies for development projects.

S-K 1300 requires mineral resources and mineral reserves estimates to be based on reasonable and justifiable commodity prices selected by a qualified person. Further, the prices must provide a reasonable basis for establishing the prospects of economic extraction for mineral resources. Commodity price estimates included in this report are based on historical average commodity prices, which may differ from the price estimates used in the estimation of our resources and reserves pursuant to the ASX listing rules. Our mineral resources are based on the third-quartile average monthly prices over the timeframe of 1 July 2021 to 30 June 2024, unless otherwise stated. Our mineral reserves are based on the second-quartile average monthly prices over the timeframe of 1 July 2021 to 30 June 2024, unless otherwise stated. Exceptions are described in the footnotes associated with each of the mineral resources or mineral reserves tables.

Unless otherwise stated, the estimates included in this report are based on average costs over the timeframe of 1 July 2021 to 30 June 2024 for production-stage properties or, for development-stage properties, costs are determined from first principles.

For non-operated properties in which we have an economic interest, the commodity prices and costs used are as the operator has advised.

The qualified persons consider that the use of historic prices and costs are appropriate to demonstrate economic viability of the mineral resources and mineral reserves. The prices are factual and the time interval is of sufficient duration to consider a range of price fluctuations. The commodity prices used to estimate the mineral resources and mineral reserves are included as footnotes to the mineral resources and mineral reserves tables.

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

•

Commercial or internal laboratories site inspected periodically, and their internal quality control data is reviewed. From time to time a selection of samples are analysed at alternate laboratories to monitor laboratory performance.

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

For non-operated properties in which we have an economic interest, the operator may have procedures and practices to support the estimates that differ from the procedures and practices that we apply as operator. From time to time, we may undertake independent reviews of estimates prepared by the operator of non-operated properties in which we have an economic interest.

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

Inherent risks in the estimation of mineral resources and mineral reserves

The estimation of our mineral resources and mineral reserves are largely based on historical average prices of the commodities we produce or intend to produce, primarily iron ore, copper, coal and potash. These historical average prices, along with estimated annual cash flows from our future operations, estimated production schedules, estimated capital expenditure and operating costs, estimated site closure costs, estimated royalty and tax costs, valuation assumptions and interpretations of geologic data obtained from drill holes and other exploration techniques used to estimate our mineral resources and mineral reserves may not necessarily be indicative of future results. The assumptions and interpretations used to estimate our mineral resources and mineral reserves may change from period to period, and, because additional geological data generated during the course of our operations may not be consistent with the data on which we based our mineral resources and mineral reserves, such estimates may change from period to period or may need to be revised. No assurance can be given that our mineral resources or mineral reserves presented in this report will be recovered at the grade, quality or quantities presented or at all.

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

Refer to “Forward-looking statements” and the risk factors set out in OFR 11.0 for other factors that may affect our mineral resources and mineral reserves estimates.

6.1  Copper

Mineral resources

As at 30 June 2025

Copper[1,2]	Mining method	Measured Mineral Resources					Indicated Mineral Resources					Measured + Indicated Mineral Resources					Inferred Mineral Resources
		Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
		Mt	%Cu				Mt	%Cu				Mt	%Cu				Mt	%Cu
Chile
Escondida[3,4,5,6,7]
Oxide	OC	15	0.38	–	–	–	6.0	0.53	–	–	–	21	0.42	–	–	–	1.0	0.51	–	–	–
Mixed	OC	–	–	–	–	–	16	0.48	–	–	–	16	0.48	–	–	–	12	0.45	–	–	–
Sulphide	OC	296	0.43	–	–	–	1,420	0.54	–	–	–	1,720	0.52	–	–	–	5,510	0.53	–	–	–

Escondida Total		311	0.43	–	–	–	1,450	0.54	–	–	–	1,760	0.52	–	–	–	5,520	0.53	–	–	–

Pampa Norte[8]	OC	402	0.42	–	–	–	634	0.44	–	–	–	1,040	0.43	–	–	–	835	0.41	–	–	–

Australia		Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg
Olympic Dam[9]	UG	448	1.34	0.36	0.54	2	232	1.36	0.37	0.50	2	680	1.35	0.36	0.53	2	280	1.53	0.42	0.66	3

		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg
Prominent Hill, Carrapateena & Oak Dam[10]	UG	90	0.94	0.43	4	–	430	0.55	0.26	2	–	520	0.61	0.29	3	–	1,700	0.60	0.32	0.4	–

Argentina and Chile
Vicuna[11]	OC	327	0.33	0.25	1	–	1,490	0.36	0.28	7	–	1,820	0.35	0.27	6	–	3,950	0.32	0.19	3	–

Peru		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[12]	OC & UG	34	0.63	0.27	10	120	70	0.84	0.56	11	170	105	0.77	0.47	11	150	411	1.01	0.56	11	180

Total copper		1,610	0.69	–	–	–	4,310	0.51	–	–	–	5,910	0.56	–	–	–	12,700	0.50	–	–	–

1.

Mineral resources are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2.	Mineral resources are presented exclusive of mineral reserves.

3.	Escondida, in which BHP has a 57.5% interest, is considered a material property for purposes of Item 1304 of S-K 1300.

4.	Escondida point of reference for the mineral resources was mine gate.

5.	Escondida mineral resources estimates were based on a copper price of US$4.31/lb.

6.

Escondida mineral resources cut-off criteria used was Oxide ≥ 0.20% soluble Cu; Mixed ≥ 0.30% Cu; Sulphide ≥ 0.25% Cu for mineralisation assigned to be processed via leaching or ≥ 0.30% Cu for mineralisation assigned to be processed via the concentrator.

7.

Escondida metallurgical recoveries were Oxide 62%; Mixed 42%; Sulphide 42% for material processed by sulphide leach, Sulphide 77% for material processed by Full Sal and Sulphide 85% for material processed via the concentrator.

8.

Pampa Norte, in which BHP has a 100% interest, includes Cerro Colorado and Spence deposits. The mineral resources estimates were based on a three-year historic price, over the timeframe 1 July 2020 to 30 June 2023, of US$4.29/lb copper. The point of reference for the mineral resources was mine gate.

9.

Olympic Dam mineral resources estimates, in which BHP has a 100% interest, were based on a copper price of US$4.31/lb, uranium oxide price of US$67.40/lb, gold price of US$1,986/troy oz and silver price of US$24.16/troy oz. The point of reference for the mineral resources was mine gate, ex-processing.

10.

Prominent Hill, Carrapateena & Oak Dam mineral resources estimates, in which BHP has a 100% interest, were based on a copper price of US$4.31/lb, gold price of US$1,986/troy oz and silver price of US$24.16/troy oz. The point of reference for the mineral resources was in situ.

11.

Vicuna, in which BHP has a 50% interest, includes Josemaria and Filo del Sol deposits. The mineral resources estimates were based on a copper price of US$4.43/lb, gold price of US$2,185/oz and silver price of US$28.80/oz. The point of reference for the mineral resources was in situ.

12.

Antamina mineral resources estimates, in which BHP has a 33.75% interest, were prepared using long-term prices of US$3.50/lb copper, US$1.25/lb zinc, US$24.63/troy oz silver and US$13.30/lb molybdenum. The point of reference for the mineral resources was in situ.

Mineral reserves

As at 30 June 2025

Copper[1]	Mining method	Proven Mineral Reserves					Probable Mineral Reserves					Total Mineral Reserves
		Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
		Mt	%Cu				Mt	%Cu				Mt	%Cu
Chile
Escondida[2,3,4,5,6]
Full SaL	OC	104	0.78	–	–	–	13	0.68	–	–	–	117	0.77	–	–	–
Sulphide	OC	1,780	0.62	–	–	–	689	0.54	–	–	–	2,470	0.60	–	–	–
Sulphide Leach	OC	671	0.39	–	–	–	152	0.40	–	–	–	823	0.39	–	–	–

Escondida Total		2,560	0.57	–	–	–	853	0.52	–	–	–	3,410	0.56	–	–	–

Pampa Norte[7]	OC	555	0.52	–	–	–	383	0.51	–	–	–	938	0.52	–	–	–

Australia		Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg
Olympic Dam[8]	UG	342	1.90	0.59	0.73	4	248	1.71	0.56	0.60	4	590	1.82	0.58	0.68	4

		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg
Prominent Hill & Carrapateena[9]	UG	26	1.06	0.61	3	–	145	1.12	0.54	4	–	171	1.11	0.55	4	–

Peru		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[10]	OC	79	0.85	0.43	10	250	99	0.97	0.81	13	220	178	0.92	0.64	12	230

Total copper		3,560	0.70	–	–	–	1,730	0.76	–	–	–	5,290	0.72	–	–	–

1.

Mineral reserves are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2.	Escondida, in which BHP has a 57.5% interest, is considered a material property for purposes of Item 1304 of S-K 1300.

3.	Escondida point of reference for the mineral reserves was mine gate.

4.	Escondida mineral reserves estimates were based on a copper price of US$4.00/lb.

5.

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

6.	Escondida metallurgical recoveries for Full SaL 76% (Oxide 62%, Mixed 42%, Sulphide 77%); Sulphide Leach 42%; Sulphide 85% for material processed via the concentrator.

7.

Pampa Norte, in which BHP has a 100% interest, includes Spence deposit. The mineral reserves estimates were based on a median three-year historic price, over the timeframe 1 July 2020 to 30 June 2023, of US$4.03/lb copper. The point of reference for the mineral reserves was delivery to processing facilities.

8.

Olympic Dam mineral reserves estimates, in which BHP has a 100% interest, were based on a copper price of US$4.00/lb, uranium oxide price of US$51.04/lb, gold price of US$1904.41/troy oz and silver price of US$23.35/troy oz. The point of reference for the mineral reserves was mine gate, ex-processing.

9.

Prominent Hill & Carrapateena, in which BHP has a 100% interest, were based on a copper price of US$4.00/lb, gold price of US$1904.41/troy oz and silver price of US$23.35/troy oz. The point of reference for the mineral reserves was mine gate, ex-processing.

10.

Antamina mineral reserves estimates, in which BHP has a 33.75% interest, were prepared using long-term prices of US$3.54/lb copper, US$1.15/lb zinc, US$21.46/troy oz silver and US$11.10/lb molybdenum. The point of reference for the mineral reserves was delivery to processing plant.

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

From FY25, Escondida has, and is expected to have, an available energy consumption of 6.0 TWh/year, due to the extension of the Colbún contract, which delivers energy from 100% renewable sources, supporting our goals to reduce emissions.

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

Lease name	Registered tenement holder	Expiry date	Surface area (ha)	Annual rent and rate (UTM)[1]
Alexis 1/1424	Minera Escondida Ltda.	Permanent	7,059	705.9
Amelia 1/1049	Minera Escondida Ltda.	Permanent	5,235	523.5
Catita 1/376	Minera Escondida Ltda.	Permanent	1,732	173.2
Claudia 1/70	Minera Escondida Ltda.	Permanent	557	222.8
Colorado 501/977	Minera Escondida Ltda.	Permanent	2,385	238.5
Costa 1/1861	Minera Escondida Ltda.	Permanent	9,159	915.9
Donaldo 1/612	Minera Escondida Ltda.	Permanent	3,060	306.0
Ela 1/100	Minera Escondida Ltda.	Permanent	500	200.0
Gata 1 1/100	Minera Escondida Ltda.	Permanent	400	160.0
Gata 2 1/50	Minera Escondida Ltda.	Permanent	200	80.0
Guillermo 1/368	Minera Escondida Ltda.	Permanent	1,785	178.5
Hole 14	Minera Escondida Ltda.	Permanent	1	0.1
Naty 1/46	Minera Escondida Ltda.	Permanent	230	92.0
Paola 1/3000	Minera Escondida Ltda.	Permanent	15,000	1,500.0
Pista 1/22	Minera Escondida Ltda.	Permanent	22	2.2
Pistita 1/5	Minera Escondida Ltda.	Permanent	9	0.9
Ramón 1/640	Minera Escondida Ltda.	Permanent	3,200	320.0
Rola 1/1680	Minera Escondida Ltda.	Permanent	8,400	840.0

	Total		58,934	6,460.0

1.

Unidad Tributaria Mensual (UTM) is a Chilean state tax unit valued in Chilean pesos (CLP) per hectare. The 2025 rate is 0.1 or 0.4 UTM. Annual payments are made at the end of the Chilean tax year (end of March) for concessions.

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

Infrastructure	Surface rights identifier[1]					Surface area (ha)
	Folio	Number	Year	Register	Regional office
Pits, waste dumps, leach pads, plants	619 V	964	1984	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	22,084
Energy transmission lines, aqueducts, mineral pipelines, roads	1121 V	1117	2018	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	26,988

1.	As defined by Chilean legal requirements

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

6.2.6 Physical condition

Construction commenced on the Escondida property in 1988 with first production in 1990. A number of expansion phases followed from 1993 onwards which included the development of additional infrastructure to increase production. Key milestones subsequent to first production in 1990 relating to the development of the operations were:

•	1998 Acid heap leaching of oxides commenced

•	2002 Second concentrator (Phase 4) inaugurated

•	2005 Mining commenced at Escondida Norte

•	2006 Dump bio-leaching of sulphides commenced

•	2007 First desalination plant commenced pumping

•	2016 Third concentrator inaugurated

•	2017 Second desalination plant commenced pumping

•	2020 Operation converted to 100% use of desalination water

•	2023 Chloride Leaching operation commenced (Full SaL)

The operations undertake planned maintenance programs and implement scheduled replacement of mine fleet and infrastructure components that is intended to maintain the continued reliable operating of equipment, facilities and infrastructure to meet operational requirements.

6.2.7 Book value

The total book value for the Escondida property and its associated plant and equipment was US$12.8 billion as of 30 June 2025.

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

6.2.12 Changes to mineral resources and mineral reserves

Total mineral resources as at 30 June 2025 has not changed from previous year, as at 30 June 2024 (7,280 Mt).

Total mineral reserves as at 30 June 2025 were 3,410 Mt, compared to the previous year as at 30 June 2024 which were 3,530 Mt, a decrease of 3% (-120 Mt). The change in mineral reserves was due to depletion.

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

6.3	Iron ore

Mineral resources

As at 30 June 2025

Iron ore[1,2]	Mining method	Measured Mineral Resources						Indicated Mineral Resources						Measured + Indicated Mineral Resources						Inferred Mineral Resources
		Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities
		Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI
Australia
WAIO[3,4,5,6,7,8]
Mt Newman	OC	230	61.5	0.10	3.0	2.2	6.2	1,130	60.2	0.13	4.5	2.7	6.0	1,360	60.4	0.12	4.2	2.6	6.0	1,800	59.6	0.12	4.8	2.6	6.5
Goldsworthy[9]	OC	70	58.1	0.11	6.7	3.1	6.6	350	59.5	0.07	5.3	3.1	5.8	420	59.3	0.08	5.5	3.1	5.9	3,840	60.0	0.10	5.0	2.3	6.2
Yandi	OC	350	58.4	0.12	4.7	2.4	8.8	1,270	59.4	0.14	4.5	2.3	7.5	1,620	59.2	0.14	4.5	2.3	7.8	1,850	58.0	0.13	5.4	2.6	8.2
Jimblebar	OC	80	58.8	0.15	6.1	3.5	5.6	120	57.1	0.14	6.6	4.1	6.7	200	57.8	0.14	6.4	3.8	6.3	210	58.3	0.10	6.1	3.4	6.2
BHP (Non-JV)[10]	OC	220	60.0	0.13	5.1	2.6	5.9	110	58.0	0.11	6.8	2.9	6.7	340	59.3	0.12	5.6	2.7	6.2	2,020	58.9	0.13	4.8	2.8	7.1

WAIO Total		950	59.5	0.12	4.6	2.5	7.1	2,980	59.6	0.13	4.7	2.6	6.7	3,940	59.6	0.12	4.7	2.6	6.8	9,730	59.3	0.12	5.0	2.6	6.9

Brazil		Mt	%Fe	%Pc				Mt	%Fe	%Pc				Mt	%Fe	%Pc				Mt	%Fe	%Pc

Samarco[11]	OC	1,200	38.3	0.05	–	–	–	750	36.8	0.05	–	–	–	1,950	37.7	0.05	–	–	–	210	37.4	0.06	–	–	–

Total iron ore		2,160	47.7	–	–	–	–	3,740	55.0	–	–	–	–	5,900	52.3	–	–	–	–	9,940	58.8	–	–	–	–

1.

Mineral resources are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest in the respective joint venture. All tonnes and quality information have been rounded, small differences may be present in the totals.

2.	Mineral resources are presented exclusive of mineral reserves.

3.	WAIO is considered a material property for purposes of Item 1304 of S-K 1300. BHP interest is 85% for all joint ventures except BHP (Non-JV) where it is 100%.

4.

WAIO mineral resources qualities are presented as in situ mass percentage on a dry weight basis and tonnage as wet tonnes. Moisture content is based on deposit types, Brockman (BKM) – 3%; Marra Mamba (MM) – 4%; Channel Iron Deposit (CID) – 8% and Detrital Iron Deposits (DID) – 4%.

5.	WAIO point of reference for the mineral resources was in situ.

6.

WAIO mineral resources estimates were based on an iron ore price of US$106/dmt for Platts 62% Fe Fines Index free on board (FOB) Port Hedland basis. The price was based on the median three-year monthly average price over a timeframe of 1 July 2021 to 30 June 2024.

7.	WAIO mineral resource estimates cut-off criteria was based on deposit types identified in the joint venture. These are BKM and MM 54% Fe; CID 52% Fe and DID 58% Fe and less than 6% Al2O3.

8.	WAIO is predominantly a producer of direct shipping ore and the metallurgical recovery was assumed as 100% for the purpose of reporting all mineral resources.

9.	Goldsworthy joint venture includes less than 2 Mt measured + indicated mineral resources from the POSMAC joint venture in which BHP has a 65% economic interest.

10.	BHP (Non-JV) mineral resources are those that are wholly attributable to BHP.

11.

Samarco mineral resources estimates, in which BHP has a 50% interest, were based on an average long-term price of US$130.18/dmt pellets and fines – FOB Ubu Port (100% Blast Furnace). The point of reference for the mineral resources was in situ.

Mineral reserves

As at 30 June 2025

Iron ore[1]	Mining method	Proven Mineral Reserves						Probable Mineral Reserves						Total Mineral Reserves
		Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities
		Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI
Australia
WAIO[2,3,4,5,6,7]
Mt Newman	OC	170	63.0	0.12	3.6	2.0	3.4	470	61.3	0.12	3.8	2.3	5.4	640	61.8	0.12	3.7	2.2	4.9
Goldsworthy	OC	800	61.7	0.10	3.5	1.9	5.8	860	60.9	0.08	4.0	1.9	6.4	1,650	61.3	0.09	3.8	1.9	6.1
Jimblebar	OC	660	61.4	0.12	3.9	2.6	4.9	570	60.5	0.13	4.7	2.7	5.4	1,230	61.0	0.12	4.3	2.7	5.1

WAIO Total		1,620	61.7	0.11	3.7	2.2	5.2	1,900	60.9	0.10	4.2	2.2	5.8	3,520	61.3	0.11	3.9	2.2	5.5

Brazil		Mt	%Fe	%Pc				Mt	%Fe	%Pc				Mt	%Fe	%Pc

Samarco[8]	OC	39	40.3	0.07	–	–	–	374	43.0	0.05	–	–	–	413	42.7	0.06	–	–	–

Total iron ore		1,660	61.2	–	–	–	–	2,270	58.0	–	–	–	–	3,930	59.3	–	–	–	–

1.

Mineral reserves are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest in the respective joint ventures. All tonnes and quality information have been rounded, small differences may be present in the totals.

2.	WAIO is considered a material property for purposes of Item 1304 of S-K 1300. BHP interest is 85% for all joint ventures included in this table.

3.

WAIO mineral reserves qualities are presented as in situ mass percentage on a dry weight basis and tonnage as wet tonnes. Moisture content is based on deposit types, Brockman (BKM) – 3% and Marra Mamba (MM) – 4%.

4.	WAIO point of reference for the mineral reserves was as delivered to the ore handling/process plant.

5.	WAIO mineral reserves estimates were based on an iron ore price of US$106/dmt for Platts 62% Fe Fines Index and US$117/dmt for lump, both FOB Port Hedland basis.

6.	WAIO mineral reserves estimates applied a cut-off criteria of 58% Fe.

7.	WAIO is predominantly a producer of direct shipping ore and the metallurgical recovery was assumed as 99% for Mt Newman and 100% for Goldsworthy and Jimblebar joint ventures.

8.

Samarco mineral reserves, in which BHP has a 50% interest, were based on an average long-term price of US$126.70/dmt pellets and fines – FOB Ubu Port (100% Blast Furnace). The point of reference for the mineral reserves was to the ore handling/process plant.

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

Water is sourced from ground water supplies for all WAIO mines, process plants and mine villages. These water supplies are drawn from BHP managed bore fields around mine sites established by WAIO under license for its operations and mine villages. Port Hedland operations are supplied with water under contract from the municipal provider, sourced from nearby coastal aquifers.

WAIO has a natural gas-fired power plant (Yarnima Power Station, in Newman town), with an installed generator capacity for 190 megawatt. The plant supplies the entire power requirement for all its mining, processing facilities and mine villages. Power consumed for WAIO’s port operations at Port Hedland is purchased via a power purchase agreement with APA Energy (formerly Alinta Energy), a large energy supplier in Australia.

BHP has set up its own accommodation villages at the mines to accommodate its fly-in-fly-out (FIFO) personnel. In addition to the commercial airport at Newman, BHP has set up private airports at mine sites and operates regular charter flights from Perth directly to transport FIFO workforce.

WAIO relies mainly on FIFO workforce sourced primarily from within Western Australia (Perth and other regional towns) and to a lesser extent from other states in Australia.

6.4.3 Mineral tenure

BHP and its joint venture partners hold mineral rights in 65 mineral titles covering a total area of approximately 4,524 km2. Of this, approximately 2,845 km2 is contributed by eight mineral titles held pursuant to five State Agreement Acts of the state of Western Australia and the remaining area (1,679 km2) by 57 mineral titles held pursuant to the Mining Act, 1978 (Western Australia).

The five State Agreement Acts (incorporating agreements between BHP along with its joint venture partners and the state of Western Australia) were enacted by the parliament of Western Australia and provide WAIO long-term tenure security for mineral development. These acts and details of mining titles held pursuant to each State Agreement are provided in the list and table below.

1.	Iron Ore (Mount Newman) Agreement Act 1964 (WA) - ML244SA held by the Mount Newman Joint Venture.

2.	Iron Ore (Mount Goldsworthy) Agreement Act 1964 (WA) - ML235SA, ML249SA and ML281SA held by the Mount Goldsworthy Joint Venture.

3.	Iron Ore (Goldsworthy-Nimingarra) Agreement Act 1972 (WA) - M263SA and ML251SA held by the Mount Goldsworthy Joint Venture.

4	Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 (WA) - M266SA held by BHP Iron Ore (Jimblebar) Pty Ltd.

5.	Iron Ore (Marillana Creek) Agreement Act 1991 (WA) - M270SA held by the Yandi Joint Venture.

Lease number	Registered tenement holders1 / interest	Grant date	Expiry date[2]	Legal area (km2)	Rent and rate[4] (AU$)
M263SA	BHP (85%), Itochu (8%), Mitsui (8%)	22/01/1989	21/09/2035	143.23	356,443.53
M266SA	BHPIOJ (100%) (3)	11/10/1988	10/10/2030	526.06	134,477.74
M270SA	BHP (85%), Itochu (8%), Mitsui (8%)	4/09/1991	3/09/2033	303.44	2,138,143.17
ML235SA	BHP (85%), Itochu (8%), Mitsui (8%)	5/08/1965	4/08/2028	41.42	5,375.48
ML244SA	BHP (85%), M-Itochu (10%), Itochu (5%)	7/04/1967	6/04/2030	789.34	127,889.54
ML249SA	BHP (85%), Itochu (8%), Mitsui (8%)	8/05/1974	4/08/2028	306.47	41,227.79
ML251SA	BHP (85%), Itochu (8%), Mitsui (8%)	22/09/1972	21/09/2035	171.30	86,163.00
ML281SA	BHP (85%), Itochu (8%), Mitsui (8%)	26/04/2002	4/08/2028	563.35	223,620.55

1.

Full legal entity names of the registered tenement holders are: (i) BHP: BHP Billiton Minerals Pty Ltd, (ii) M-Itochu: Mitsui-Itochu Iron Pty Ltd, (iii) Itochu: Itochu Minerals & Energy of Australia Pty Ltd, (iv) Mitsui: Mitsui Iron Ore Corporation Pty Ltd and (v) BHPIOJ: BHP Iron Ore (Jimblebar) Pty Ltd.

2.

All State Agreement Act leases, except M270SA, have right to successive renewals of 21 years each. M270SA has right to only two renewals, each for 21 years ultimately expiring in 2054, from which point the lease would revert to a Mining Act lease, subject to prior renegotiation between BHP and the State Government.

3.

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

4.	Statutory Rents and Rates are payable annually to the State Government and the Local Government/Shire respectively.

As at 30 June 2025, all of WAIO’s mineral reserves and 85% of mineral resources (exclusive of mineral reserves) were located on the eight mineral titles held pursuant to the five State Agreement Acts. The remaining 15% of mineral resources are located across the 57 tenements held pursuant to the Mining Act. All mineral development and extraction activities are currently being undertaken only within tenements held pursuant to the State Agreement Acts. Activities within the Mining Act tenements are currently limited to exploration work aimed at defining mineral resources.

6.4.4 Registrant interest

In addition to being the majority owner of the property, BHP holds one royalty stream which entitles BHP to earn royalty income in relation to ore produced only from Mining Area C and South Flank. This royalty stream contributed 0.1% of free-on-board (FOB) revenue in FY2025.

6.4.5 Present condition of property

WAIO is a production-stage property with a large base of mineral reserves and mineral resources.

Exploration activities have been ongoing on the property since the 1950s. Drilling is the primary method for exploration and sampling. From the 1950s to December 2024, WAIO had completed over 156,000 exploration drill holes for a total of 12,400 km, including 9,145 km reverse circulation and 829 km diamond core drilling, across its tenements for the purpose of resource identification and definition, resource characterization, modelling of geotechnical and hydrogeological parameters, and geometallurgical test work. In recent years, between 300 to 500 km of drilling has been carried out annually.

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

6.4.6 Physical condition

Production on the WAIO property started in the late 1960s from one mine. Currently there are five operating mines, Newman, Yandi, Mining Area C, Jimblebar and South Flank, started in 1969, 1992, 2003, 2013 and 2021, respectively.

Yandi mine started its end-of-life production ramp down, closure and decommissioning of associated infrastructure commenced in July 2021. The decommissioning is ongoing and once Yandi mine is fully exhausted, parts of the Yandi processing facilities are likely to be used to process run-of-mine feed from nearby Brockman deposits.

The operations undertake planned maintenance programs and implement scheduled replacement of equipment and infrastructure that is required to maintain the continued reliable operation of the mines and supporting services such as power, port facilities, water supplies and rail.

Modernisation of rail operations and automation of haul trucks are currently in progress.

6.4.7 Book value

The total book value of the WAIO property and its associated plant and equipment was US$16.6 billion on equity ownership basis, as of 30 June 2025.

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

Since the 1990s to present day, BHP’s production has come from five mining hubs, Newman, Jimblebar, Mining Area C, South Flank and Yandi. South Flank commenced production in May 2021. Yandi production has decreased significantly in recent years, and closure and decommissioning of infrastructure are in progress.

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

6.4.11 Mineral resources and mineral reserves

Tables of mineral resources and mineral reserves for WAIO reported by joint venture are included in section 6.3.

6.4.12 Changes to mineral resources and mineral reserves

Total mineral resources as at 30 June 2025 were 13,660 Mt compared to the previous year as at 30 June 2024 which were 13,850 Mt, a decrease of approximately 1% (-190 Mt). The changes in mineral resources was due to depletion.

Total mineral reserves as at 30 June 2025 were 3,520 Mt compared to the previous year as at 30 June 2024 which were 3,720 Mt, a reduction of approximately 5% (-200 Mt). The changes in mineral reserves was due to depletion.

6.4.13 Material assumptions and criteria

Mineral resources estimated for WAIO’s active mines and undeveloped deposits consider the following assumptions:

•	Resources estimated using ordinary kriging and inverse distance weighted methods.

•	Resources are reported exclusive of mineral reserves and are presented as in situ estimates.

•	Resources are reported on a wet tonnage basis for all deposit types associated with the joint ventures.

•	Conventional open cut practices are assumed for all ore extraction.

•	Resources are excluded from reporting as appropriate for heritage, environmental, hydrological, tenure, and infrastructure purposes to minimise any potential impacts.

Mineral reserves are estimated for WAIO’s active mining areas and considers the following assumptions:

•	The latest and approved resource models and mineral resource estimates have been used for mine planning and conversion to mineral reserves by application of all relevant modifying factors.

•	The resource models are converted to mining models (WAIO equivalent of a “reserve” model) by regularising the resource model blocks to SMU-sized blocks

•	The average of the previous three years (FY2022 to FY2024) actual yearly operating and capital costs are used to estimate the cut-off grades and mineral reserves.

•	The median of the three-year trailing calendar monthly average iron ore prices from July 2021 to June 2024 are used to estimate the cut-off grades and mineral reserves.

•	Mineral reserves are estimated using conventional open-cut mining method involving drill and blast with load and haul activities.

•	Pit optimisations are completed to determine economic pit limits using industry standard Lerch-Grossman algorithm.

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

6.5 Steelmaking coal

Coal resources1

As at 30 June 2025

		Measured Coal Resources				Indicated Coal Resources				Measured + Indicated Coal Resources				Inferred Coal Resources
Steelmaking coal[2,3]	Mining method	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S
Australia
BMA[4,5,6]	OC & UG	903	9.8	19.0	0.58	301	10.8	18.6	0.67	1,200	10.0	18.9	0.60	231	11.7	20.2	0.69

Total steelmaking coal		903	9.8	19.0	0.58	301	10.8	18.6	0.67	1,200	10.0	18.9	0.60	231	11.7	20.2	0.69

1.	Coal resources is used as an equivalent term to mineral resources.

2.

Coal resources are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest in the respective joint venture. All tonnes and quality information have been rounded, small differences may be present in the totals.

3.	Coal resources are presented exclusive of coal reserves.

4.	BMA coal resources, in which BHP has a 50% interest, includes Goonyella Complex, Caval Ridge, Peak Downs, Saraji and Saraji South deposits.

5.	The point of reference for the coal resources tonnage estimates was in situ. Coal qualities are reported for a clean coal simulated product on an air-dried basis.

6.

Coal resource estimates comprise 99.8% metallurgical and 0.2% thermal coal product categories. Coal resources prices used for each of the coal categories were hard coking coal US$357.02/t and thermal coal US$331.70/t.

Coal reserves1

As at 30 June 2025

		Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves				Probable Marketable Coal Reserves				Total Marketable Coal Reserves
Steelmaking coal[2]	Mining Method	Tonnage Mt	Tonnage Mt	Tonnage Mt	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S
Australia
BMA[3,4,5,6]	OC & UG	774	97	871	479	10.2	21.4	0.59	57	10.7	22.6	0.72	535	10.3	21.5	0.61

Total steelmaking coal		774	97	871	479	10.2	21.4	0.59	57	10.7	22.6	0.72	535	10.3	21.5	0.61

1.	Coal reserves is used as an equivalent term to mineral reserves.

2.

Coal reserves are reported in this report in accordance with S-K 1300 and presented for the portion attributable to BHP’s economic interest in the respective joint venture. All tonnes and quality information have been rounded, small differences may be present in the totals.

3.	BMA coal reserves, in which BHP has a 50% interest, includes Goonyella Complex, Caval Ridge, Peak Downs, Saraji and Saraji South deposits.

4.

Total coal reserves were at a 4% moisture content when mined. Total marketable reserves were at a product specification moisture content (10% Goonyella Complex; 10.5% Peak Downs; 10.5% Caval Ridge; 10.1% Saraji; 10-11% Saraji South) and at an air-dried quality basis for sale after the beneficiation of the total coal reserves.

5.	The point of reference for the coal reserves was delivery to the coal handling and processing plants.

6.

Coal reserve estimates comprise 99.9% hard coking coal and 0.1% thermal coal product categories. Coal reserves prices used for each of the coal categories were hard coking coal US$321.16/t and thermal coal US$199.66/t. These prices were converted from nominal to real basis aligned to the valuation date and site-specific factors were applied, based on changes in forecast quality over time, before coal reserves were estimated.

6.6 Energy Coal

Coal resources1

As at 30 June 2025

		Measured Coal Resources					Indicated Coal Resources					Measured + Indicated Coal Resources					Inferred Coal Resources
	Mining	Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
Energy coal[2,3]	method	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV
Australia
NSWEC[4,5,6,7]	OC	–	–	–	–	–	7.8	18.5	30.0	0.55	6,260	7.8	18.5	30.0	0.55	6,260	4.8	19.3	28.3	0.50	6,210

Total energy coal		–	–	–	–	–	7.8	18.5	30.0	0.55	6,260	7.8	18.5	30.0	0.55	6,260	4.8	19.3	28.3	0.50	6,210

1.	Coal resources is used as an equivalent term to mineral resources.

2.

Coal resources are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

3.	Coal resources are presented exclusive of coal reserves.

4.	NSWEC, in which BHP has a 100% interest, includes Mt Arthur Coal deposit.

5.	Coal qualities are reported on an air-dried in situ basis. Tonnages are reported as in situ.

6.	The point of reference for the coal resources was in situ.

7.	Coal resource estimates were based on the average three-year historic thermal coal price of US$331.70/t specification Newcastle Free On Board (FOB), 6,000 kcal/t net as received.

Coal reserves1

As at 30 June 2025

		Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves					Probable Marketable Coal Reserves					Total Marketable Coal Reserves
	Mining	Tonnage	Tonnage	Tonnage	Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
Energy coal[2]	method	Mt	Mt	Mt	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV
Australia
NSWEC[3,4,5,6]	OC	79	21	100	62	16.1	30.2	0.53	5,780	16	16.1	30.2	0.53	5,780	78	16.1	30.2	0.53	5,780

Total energy coal		79	21	100	62	16.1	30.2	0.53	5,780	16	16.1	30.2	0.53	5,780	78	16.1	30.2	0.53	5,780

1.	Coal reserves is used as an equivalent term to mineral reserves.

2.

Coal reserves are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

3.	NSWEC, in which BHP has a 100% interest, includes Mt Arthur Coal deposit.

4.

Coal qualities are presented on an air-dried basis. Tonnages for the coal reserves are reported on a run-of-mine moisture basis of 8.1%. Tonnages for the marketable reserves are reported at a moisture basis of 10.4%.

5.	The point of reference for the coal reserves was as delivered to the coal handling process plant.

6.	Coal reserve estimates were based on the average three-year historic thermal coal price of US$174.26/t specification Newcastle FOB, 6,000 kcal/t net as received.

6.7 Potash

Mineral resources

As at 30 June 2025

		Measured Mineral Resources				Indicated Mineral Resources				Measured + Indicated Mineral Resources				Inferred Mineral Resources
Potash[1,2]	Mining method	Tonnage Mt	%K2O	Qualities %Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO
Canada
Jansen[3,4,5,6,7,8,9]
LPL	UG	–	–	–	–	–	–	–	–	–	–	–	–	1,280	25.6	7.7	0.08

Total potash		–	–	–	–	–	–	–	–	–	–	–	–	1,280	25.6	7.7	0.08

1.

Mineral resources are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2.	Mineral resources are presented exclusive of mineral reserves.

3.	Jansen, in which BHP has a 100% interest, is considered a material property for the purposes of Item 1304 of S-K 1300.

4.	The point of reference for the mineral resources was in situ.

5.	Mineral resources estimates were based on a potash price of US$342/t (real basis). The primary basis was Nutrien’s quarterly published offshore and onshore realised price from 2011 to 2024.

6.	Mineral resources are stated for the Lower Patient Lake (LPL) potash unit and using a seam thickness of 3.96 m from the top of 406 clay seam.

7.	Mineral resources are based on the expected metallurgical recovery of 88%.

8.	Potash or sylvite (KCl) content of the deposit is reported in potassium oxide form (K2O). The conversion from KCl to K2O uses a mineralogical conversion factor of 1.583.

9.	Mineral resources tonnages are reported on an in situ moisture content basis and was estimated to be 0.3%.

Mineral reserves

As at 30 June 2025

		Proven Mineral Reserves				Probable Mineral Reserves				Total Mineral Reserves
Potash[1]	Mining method	Tonnage Mt	%K2O	Qualities %Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO
Canada
Jansen[2,3,4,5,6,7,8]
LPL	UG	–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10

Total potash		–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10

1.

Mineral reserves are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2.	Jansen, in which BHP has a 100% interest, is considered a material property for the purposes of Item 1304 of S-K 1300.

3.	The point of reference for the mineral reserves was ore as delivered to the mill for processing.

4.	Mineral reserves estimates were based on a potash price of US$342/t (real basis). The primary basis was Nutrien’s quarterly published offshore and onshore realised price from 2011 to 2024.

5.	Mineral reserves estimates cut-off is a function of mining parameters and seam thickness. The calculated cut-off grade from economic modelling where the mine plan would be break-even is 10.7% K2O.

6.	Mineral reserves are based on the expected metallurgical recovery of 88%.

7.	Potash or sylvite (KCl) content of the deposit is reported in potassium oxide form (K2O). The conversion from KCl to K2O uses a mineralogical conversion factor of 1.583.

8.	Mineral reserves tonnages are reported on an in situ moisture content basis and was estimated to be 0.3%.

6.8 Jansen individual property disclosure

6.8.1 Property description

The Jansen potash project is located in the rural municipalities of Leroy and Prairie Rose in the province of Saskatchewan, Canada, approximately 150 kilometres east of the city of Saskatoon.

The geographic coordinate location for the service shaft is Latitude 51°53’56.62”N and Longitude 104°42’53.44”W.

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

During the first three years of KLSA 011, BHP was required to complete CA$12 million of work on the lease area. This work commitment has been met.

Lease description	Area (ha)%		Expiry date	Annual lease payment[1]
Jansen project total lease area	115,638	100
KLSA 011 Core lands	63,939.43	55	22/11/2033	1,056,623.66
KLSA 011 Expansion lands	41,724.73	36	22/11/2033
BHP acquired freehold mineral rights	8,997.56	8	Not applicable

Total of Core, Expansion, and acquired freehold mineral rights	114,661.72	99

1.	Annual lease payment in CA$

6.8.4 Registrant interest

BHP does not hold any royalty in Jansen in addition to its economic interest of 100%.

6.8.5 Present condition of property

Jansen is currently in construction phase. A substantial portion of the site grading, drainage and road network is in place. The site is connected to natural gas supply, permanent electrical power, communication fibre and non-potable water. A 2,600 person construction camp has been constructed and is in use. Water treatment facilities, concrete batch plant, temporary site buildings and environmental monitoring equipment has been installed. The service shaft and the production shaft have been excavated and hydrostatically lined. The service shaft permanent headframe, hoist houses, and collar house are constructed. The production shaft sinking headframe and ground mounted drum winders are installed and in use.

6.8.6 Physical condition

Jansen is a development stage property that is in the process of construction. Some permanent infrastructure is in place including site facilities, service and production shafts, along with temporary construction infrastructure. BHP has a construction program to complete all the necessary requirements such as installation of processing, underground development, mining equipment, rail and port facilities to enable the mine to commence operations.

6.8.7 Book value

The total book value for the Jansen property and its associated plant and equipment was US$8.7 billion as of 30 June 2025.

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

6.8.11 Mineral resources and mineral reserves

Tables of mineral resources and mineral reserves for Jansen reported by ore type are included in section 6.7.

6.8.12 Changes to mineral resources and mineral reserves

Total mineral resources as at 30 June 2025 has not changed from previous year, as at 30 June 2024 (1,280 Mt).

Total mineral reserves as at 30 June 2025 has not changed from previous year, as at 30 June 2024 (1,070 Mt).

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

Details of the material assumptions are described in the Technical Report Summary (effective 30 June 2024), incorporated as an exhibit to this Annual Report by reference to the exhibit to the Annual Report on Form 20-F for the year ended 30 June 2024, sections 11 Mineral Resource Estimates, 12 Mineral Reserve Estimates, 13 Mining Methods, 14 Processing and Recovery Methods and 18 Capital and Operating Costs.

7. People – performance data1,2,3

Table 1 – Workforce data and diversity by region FY2025

					Employees by gender number and %
Region	Number and % of employees		Average number and % of contractors[2]		Male	Male %	Female	Female %
Asia	1,631	3.9	3,774	7.6	615	37.7	1,016	62.3
Australia	31,191	75.2	15,631	31.4	19,092	61.2	12,099	38.8
Europe	97	0.2	6	<0.1	39	40.2	58	59.8
North America	749	1.8	2,145	4.3	390	52.1	359	47.9
South America	7,795	18.8	28,284	56.7	4,192	53.8	3,603	46.2
Total	41,463	100	49,841	100	24,328	58.7	17,135	41.3

Table 2 – Employees by category and diversity for FY2025

			Gender		Region
Employment category	Total	% of Total	Male	Female	Asia	Australia	Europe	North America	South America
Full time	39,369	94.9	23,723	15,646	1,609	29,413	92	725	7,530
Part time	1,279	3.1	464	815	3	1,268	3	5	0
Fixed term full time	589	1.4	97	492	19	284	2	19	265
Fixed term part time	79	0.2	16	63	0	79	0	0	0
Casual	147	0.4	28	119	0	147	0	0	0
Total	41,463	100	24,328	17,135	1,631	31,191	97	749	7,795

Table 3 – Employees by category and diversity for FY2025

		Gender		Gender %		Age group %
Category	Total	Male	Female	Male %	Female %	Under 30	30–39	40–49	50+
Senior leaders	246	147	99	59.8	40.2	0.4	7.3	50.8	41.5
Managers	1,354	787	567	58.1	41.9	0.4	22.8	50.8	26.0
Supervisory and professional	18,012	10,084	7,928	56.0	44.0	9.0	38.7	33.8	18.5
Operators and general support	21,851	13,310	8,541	60.9	39.1	21.3	29.3	24.3	25.2
Total	41,463	24,328	17,135	58.7	41.3	15.1	33.1	29.4	22.4

1.

Based on a ‘point-in-time’ snapshot of employees as at 30 June 2025, including employees on extended absence, which was 1,124 in FY2025. There is no significant seasonal variation in employment numbers.

2.	Contractor data is collected from internal organisation systems. Contractor data is averaged for a 10-month period, July 2024 to April 2025.

3.	Figures reported do not include employees and contractors of the operations located in Brazil, that were acquired as part of the OZ Minerals acquisition completed during FY2023.

Board and executive management diversity

In accordance with UK Listing Rule 14.3.30(2), these tables set out the Board and executive management diversity data as at 30 June 2025.

Gender identity

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)[4]	Number in executive management[5]	Percentage of executive management[5]
Men	5	56%	3	5	45%
Women	4	44%	–	6	55%
Not specified/prefer not to say	0	0%	–	0	0%

Ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board[4]	Number in executive management[5]	Percentage of executive management[5]
White British or other White (including minority-white groups)	7	78%	2	7	64%
Mixed/Multiple ethnic groups	1	11%	1	3	27%
Asian/Asian British	1	11%	–	1	9%
Black/African/ Caribbean/Black British	0	0	–	0	0
Other ethnic group	0	0	–	0	0
Not specified/prefer not to say	0	0	–	0	0

4.

These tables are set out in the format prescribed by the UK Listing Rules. For BHP, the senior Board positions are the CEO, Senior Independent Director (SID) and Chair as the CFO is not a member of the Board, in line with market practice for Australian listed companies

5.

In accordance with the UK Listing Rules, executive management includes the Executive Leadership Team (the most senior executive body below the Board) and the Group Company Secretary, excluding administrative and support staff.

8. Legal proceedings

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

Legal proceedings relating to the failure of the Fundão tailings dam at the Samarco iron ore operations in Minas Gerais and Espírito Santo (Samarco dam failure)

The Group has been involved in numerous legal proceedings relating to the Samarco dam failure. These include legal proceedings brought by government authorities and civil associations claiming environmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco dam failure, including proceedings in which BHP Brasil is a defendant.

Settlement Agreement with Public Authorities for reparation of the Samarco dam failure

On 25 October 2024, the Federal Government of Brazil, State of Minas Gerais, State of Espírito Santo, public prosecutors and public defenders (Public Authorities) entered into the Settlement Agreement with Samarco Mineração S.A. (Samarco) and its shareholders, BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale) (together, the Companies) to settle claims relating to the Samarco dam failure. The Settlement Agreement was ratified by the Brazilian Federal Supreme Court on 6 November 2024. On 15 May 2025, the decision that ratified the Settlement Agreement became final and unappealable.

The Settlement Agreement delivers a full and final settlement of the Framework Agreement obligations, as well as the R$20 billion Public Civil claim, the R$155 billion Federal Public Prosecutors’ Office claim and other claims by the Public Authorities relating to the Samarco dam failure, described below.

•

The public civil action brought by the Federal Government of Brazil, States of Espírito Santo and Minas Gerais and other public authorities against the Companies in November 2015, seeking their joint liability for the full reparation of environmental and socioeconomic damages arising from the Samarco dam failure, in the amount of R$20 billion (approximately US$3.7 billion)[1] (the R$20 billion Public Civil claim).

•

The public civil action brought by the Brazilian Federal Public Prosecutors’ Office against the Companies, as well as other public entities in May 2016, seeking R$155 billion (approximately US$28.4 billion)[1] for reparation, compensation and social, individual and collective moral damages in relation to the Samarco dam failure (the R$155 billion Federal Public Prosecutors’ Office claim).

•

The public civil action brought by the State Prosecutors’ Office of Minas Gerais against the Companies in December 2015 claiming indemnification for moral and material damages to an unspecified group of individuals affected by the Samarco dam failure, including the payment of costs for housing and social, economic assistance (CPA Mariana I) and related enforcement proceedings, and other public civil actions against the Companies related to damages that, according to the State Prosecutors, were not covered by CPA Mariana I.

Over the years, Samarco, Vale, BHP Brasil and public authorities have entered into agreements for the remediation of damages resulting from the Samarco dam failure.

•

In March 2016, the Companies entered into a Framework Agreement with the Federal Government of Brazil, the States of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Renova Foundation) maintained by the Companies to develop and execute environmental and socioeconomic programs (Programs) to remediate and provide compensation for damages caused by the Samarco dam failure.

•

In June 2018, the Companies, the other parties to the Framework Agreement, the Public Prosecutors’ Office[2] and the Public Defense Office[3] entered into a Governance Agreement, which settled the merits phase of the R$20 billion Public Civil claim and established a process to renegotiate the Programs to progress settlement of the R$155 billion Federal Public Prosecutors’ Office claim. The obligations provided for in the previous agreements in the context of the Samarco dam failure, including the Framework Agreement and the Governance Agreement, were extinguished and replaced by the Settlement Agreement.

The financial value of the Settlement Agreement, as at the announcement date, was R$170 billion (approximately US$31.7 billion)4 on a 100 per cent basis, including amounts spent as at the announcement date plus subsequent payments and obligations as follows:

•	R$38 billion (approximately US$7.9 billion)[4] in amounts spent to 30 September 2024 on remediation and compensation since 2016.

•

R$100 billion (approximately US$18 billion)[4] in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and Traditional communities for the execution of measures provided for in the Settlement Agreement (Obligation to Pay).

•

Additional performance obligations for an estimated financial value of approximately R$32 billion (approximately US$5.8 billion)[4] that will be carried out by Samarco in accordance with the terms of the Settlement Agreement (Obligations to Perform). These obligations include remediation and compensation programs that are expected to be largely completed over the next 15 years.

Under the Settlement Agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which was 50 per cent each.

Some of the key obligations of the Settlement Agreement include:

•

compensation to programs for the benefit of people, communities and the environment in the affected regions, including R$11 billion (approximately US$2 billion)[4] for universal water sanitation, R$12 billion (approximately US$2.2 billion)[4] for health programs, R$6.5 billion (approximately US$1.2 billion)[4] for economic recovery programs, R$4.3 billion (approximately US$770 million)[4] for improvements to road and infrastructure, R$2 billion (approximately US$360 million)[4] for a flood response fund, R$2.4 billion (approximately US$432 million)[4] to foster fishing and biodiversity, R$1 billion (approximately US$180 million)[4] for a program to support women, R$5.7 billion (approximately US$1 billion)[4] for a social participation fund for investment in education, culture, sports and food security, and R$3.75 billion (approximately US$674 million)[4] for an income assistance program to support the most vulnerable people.

•

provision of R$8 billion (US$1.44 billion4) to eligible Indigenous peoples and Traditional communities with the allocation of funds to be determined by Indigenous and Traditional communities following a consultation process to be conducted by the Federal Government

•	compensation payments of R$95,000 per person to eligible fishermen and farmers and R$13,018 per person to eligible individuals with water damage claims

•	establishment of a further compensation and indemnification system known as the Definitive Indemnification Program (PID), which provides payments of R$35,000 per eligible individual and small business

In view of the Settlement Agreement, the main proceedings brought by its signatories against BHP Brasil, Vale, Samarco and/or Renova Foundation have now been terminated, including the R$20 billion Public Civil claim and the R$155 billion Federal Public Prosecutors’ Office claim, the 14 enforcement proceedings linked to the referred civil public actions (CPAs), and the CPA concerning alleged gender discrimination. The Settlement Agreement provides that the collective socio-environmental and socioeconomic damages of any nature (including social, moral and non-economic damages) arising from the dam failure are compensated and remediated by the Obligations to Perform and Obligation to Pay and that no additional obligations will be required for the reparation and compensation of the collective damages. Pursuant to the Settlement Agreement, the Renova Foundation’s governance body ceased on signing of the Settlement Agreement and the Renova Foundation’s Programs will be completed or transferred to Samarco or to the Federal or State Governments of Brazil within 12 months of signing of the Settlement Agreement.

The Settlement Agreement did not resolve all claims related to the Samarco dam failure. For instance, the Settlement Agreement did not resolve the Australian class action complaint, UK group action complaint, the group action claim brought against certain Vale and Samarco entities in the Netherlands, criminal charges against the Companies and certain individuals, certain CPAs commenced by private associations, including the CPAs concerning the use of Tanfloc for water treatment, trailing litigation from individuals, Indigenous peoples and Traditional communities and businesses (among others), and future or unknown claims, which may arise from new information or damages in connection with the dam failure, such as potential claims alleging health impacts to individuals.

The Settlement Agreement and application thereof has been the subject of claims that seek to, among other things, change the eligibility parameters of the Settlement Agreement. The Companies are defending these claims.

In addition, actions for alleged damages, fees and/or expenses related to claims concerning the Samarco dam failure have been, and may in the future be, brought against the Group.

The potential liabilities resulting from current and future claims, lawsuits, proceedings, enforcement actions and other obligations relating to the Samarco dam failure not resolved by the Settlement Agreement, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated with certainty at this time and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil’s provision and contingencies for the Samarco dam failure.

For more information on BHP Brasil’s provision and contingencies for the Samarco dam failure refer to Financial Statements note 4 ‘Significant events – Samarco dam failure’

Civil public actions commenced by associations concerning the use of Tanfloc for water treatment

On 17 November 2023, the Federal Court dismissed the lawsuit filed by four associations due to procedural reasons. The judgement is final and unappealable. In July 2024, two further associations filed another lawsuit against the Companies and others, including the States of Minas Gerais and Espírito Santo, the Federal Government and the Water Treatment Companies, who were all also defendants in the first lawsuit.

This second lawsuit was also dismissed due to procedural reasons on 12 November 2024 and the associations have appealed this judgement. In both lawsuits the plaintiffs alleged that the defendants carried out a clandestine study on the citizens of the locations affected by the Samarco dam failure where Tanfloc (a tannin-based flocculant/coagulant) was used in the water treatment process. The plaintiffs claim that this product put the population at risk due to its alleged experimental qualities and the dosage applied. The plaintiffs presented largely similar pleas e.g. material damages, moral damages.

Indigenous communities – Civil public action for partial nullity of agreements

The Companies are involved in a number of proceedings related to claims involving Indigenous communities. In February 2024, the Federal Prosecutor’s Office filed a collective lawsuit against the Companies, alleging that the settlement agreements entered into between Renova Foundation and the Indigenous communities of Tupiniquim Guarani, Mboapy Pindó and Comboios contain nullities regarding the release of monthly Emergency Subsistence Aid (ASE), and requested an injunction ordering the Companies to continue to pay ASE to the Indigenous peoples of the Tupiniquim, Comboios and Caieiras Velha II, in the Indigenous Lands of Aracruz, State of Espírito Santo in Brazil, following certain new rules, including an increase in the monthly payment amount. On 4 March 2024, the Federal Court granted the Federal Prosecutor’s request for a preliminary injunction, which was later overturned in April 2024. On 31 October 2024, the Federal Court granted the Federal Prosecutor’s Office’s request to nullify the clauses in the agreements with the Tupiniquim Guarani, Comboios and Mboapy Pindó communities regarding releases of ASE, but suspended the terms of its own rule until the Companies’ appeal against the injunction relief previously granted was ruled on, acknowledging that the Settlement Agreement had provisions concerning the Indigenous communities. On 27 March 2025, the Companies appealed the decision. A decision on the appeal is pending. Following the Settlement Agreement, the Companies filed a request for the suspension of the lawsuit.

Other civil proceedings in Brazil

As noted, BHP Brasil is among the companies named as a defendant in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Renova Foundation.

The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies, including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. Certain of these legal proceedings are outside the scope of the Settlement Agreement.

In addition, government inquiries, studies and investigations relating to the Samarco dam failure and actions taken in response to it have been commenced by numerous agencies and individuals of the Brazilian Government and may still be ongoing. Additional legal proceedings and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions. The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities.

For more information on the Samarco dam failure refer to OFR 10

As of 30 June 2025, Samarco had been named as a defendant in more than 88,000 small claims for moral damages in which people argue their public water service was interrupted for between five and 10 days, of which approximately 29,000 claims are still active. BHP Brasil is a co-defendant in more than approximately 25,400 of these cases.

The Settlement Agreement does not resolve existing claims by individuals, however it provided for an indemnification proposal of R$13,018 per person to individuals who have unresolved lawsuits in connection with water damage claims. As of 30 June 2025, Samarco has reached settlement in more than 1,100 individual cases, including 350 cases in which BHP Brasil is a co-defendant. Alternatively, the Brazilian Code of Civil Procedure provides that repetitive claims can be settled through a proceeding known as the Resolution of Repetitive Demands Procedure (IRDR). Under the IRDR, a court will hear a ‘pilot case’ representative of such recurring legal matters and the judgement in that decision will set a precedent for the resolution of similar cases in that jurisdiction. An IRDR has been established in the State of Minas Gerais and the Court in the pilot case has ruled that the mandatory parameter for resolution of claims will be the payment of R$2,000 (approximately US$3361) per individual claim for moral damages due to the suspension of public water supply. Appeals before higher courts were filed. On 21 May 2024, the Superior Court of Justice granted the State Prosecutor of Minas Gerais request to declare null the IRDR due to the alleged failure to satisfy the procedural requirements necessary for its formal admissibility. The decision was challenged before the Superior Court of Justice and a decision on the matter is pending.

Samarco’s judicial reorganisation

On 9 April 2021, Samarco filed for judicial reorganisation (JR) and on 1 September 2023 the Second Business State Court for the Belo Horizonte District of Minas Gerais (JR Court) confirmed Samarco’s Judicial Reorganisation Plan (JR Plan). Under the JR Plan, Samarco’s funding of obligations to remediate and compensate the damages resulting from the dam failure is capped at US$1 billion for the period CY2024 to CY2030. Notwithstanding this cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations, during this period Samarco’s shareholders are able to direct 50 per cent of Samarco’s year-end excess cash balance to fund remediation obligations, including those arising from the Settlement Agreement. On 11August, Samarco formally emerged from JR following a judicial decision from the JR Court. Samarco is still required to implement the JR Plan.

Class or group action claims

BHP Group Limited and certain of its subsidiaries have been named as defendants in class or group action claims related to the Samarco dam failure. The most significant of those claims are summarised in the below.

•

BHP Group Limited is named as a defendant in a shareholder class action in the Federal Court of Australia on behalf of persons who acquired shares on the ASX, JSE or LSE in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure. The amount of damages sought in the class action is unspecified. A trial is scheduled to commence in September 2025.

•

BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (together, the BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, municipalities, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified. The BHP Defendants subsequently filed a contribution claim against Vale, which was withdrawn after reaching the agreement in July 2024 described below. A trial in relation to the BHP Defendants’ liability for the dam failure concluded in March 2025 and a ruling on liability is pending. In the event that the BHP Defendants are found liable, a second trial has been listed to commence in October 2026, directed to generic issues of causation and quantification. Subject to the outcome of those trials, a further trial may be necessary to determine the amount of any damages and compensation owed to the claimants. The outcome of these proceedings, including the extent of any liability or damages, remains uncertain.

•

In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified. The claims have been stayed by the English court pending the outcome of the liability trial referred to above.

In March 2024, a collective action complaint was filed in the Netherlands against Vale and a Dutch subsidiary of Samarco for compensation relating to the Samarco dam failure. That complaint, which formally commenced in February 2025, indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith-based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. BHP is not a defendant in the Netherlands proceedings.

In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an agreement – without any admission of liability in any proceedings – whereby: (i) Vale will pay 50 per cent of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement); and (ii) BHP Brasil will pay 50 per cent of any amounts that may be payable by Vale to the claimants in the Netherlands proceedings (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement). The agreement reinforces the terms of the Framework Agreement entered into in 2016, which require BHP Brasil and Vale to each contribute 50 per cent to the funding of the Renova Foundation for compensation of persons impacted by the Samarco dam failure where Samarco is unable to contribute that funding. While the Settlement Agreement, referred to above, did not resolve the English and Netherlands proceedings, certain claimants in those proceedings are eligible to receive payments under the Settlement Agreement if they choose to do so.

In October 2024, certain Brazilian municipalities, who are claimants in the UK group action claims referred to in the previous column, brought criminal contempt proceedings against the BHP Defendants in relation to their alleged involvement in a constitutional claim brought by a third-party Brazilian mining association (IBRAM) before the Brazilian Supreme Court. In June 2025, the High Court in London rejected the BHP Defendants’ application to strike out the proceedings, allowing the contempt proceedings to continue. The BHP Defendants have sought permission to appeal that decision. The contempt proceedings remain ongoing and the outcome is uncertain at this stage.

Criminal charges

On 20 October 2016, the Federal Prosecutors’ Office in Brazil filed criminal charges against the Companies and certain of their employees and former employees in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the charged employees and former employees of BHP Brasil (Affected Individuals) filed their preliminary defences. The Federal Court granted decisions in favour of all eight Affected Individuals, terminating the charges against those individuals. On 14 November 2024, the Federal Court Judge issued a decision acquitting the Companies and certain individuals affiliated with Vale, Samarco and VogBR (Samarco’s independent consultant involved in the maintenance of the tailings dam) from all charges. On 10 December 2024, the Federal Prosecutors’ Office appealed and a decision by the Federal Court of Appeals is pending.

Legal proceedings unrelated to the Samarco dam failure

South African class action claim

In August 2023, an application to commence a class action was filed in the High Court of South Africa on behalf of current and former mine workers (and the dependants of certain mine workers). The mine workers are alleged to have contracted coal mine dust lung disease and to have worked at specified coal mines in South Africa between 1965 and the filing date. ‘BHP Billiton Plc Incorporated’ is named as a respondent, alongside South32 SA Holdings Limited and Seriti Power (Proprietary) Limited. The claims against the BHP entity relate to the period from 1999 to 2015. The relevant businesses were divested in 2015 as part of the demerger of South32 Limited.

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

Federal Court of Australia sexual harassment and sex discrimination class action

In December 2024, BHP Group Limited was served with a class action proceeding in the Federal Court of Australia in relation to allegations of sexual harassment and sex discrimination. The claim was brought on behalf of all women who worked at BHP’s Australian workplaces at any time during the period from 12 November 2003 to 11 March 2024 who were impacted by the alleged conduct. The proceeding remains at an early stage and the amount of damages sought is unspecified.

Footnotes

1	Based on the exchange rate as at 30 June 2025 BLR/US$ of 5.46.
2	The Public Prosecutors’ Office includes the Federal, State of Minas Gerais and State of Espírito Santo public prosecutors’ offices.
3	The Public Defense Office includes the Federal, State of Minas Gerais and State of Espírito Santo public defense offices.
4

US$ amounts for amounts already spent is calculated based on actual transactional (historical) exchange rates related to funding provided to Renova. Future expenditure is calculated using BRL/US$ exchange rate of 5.56. All future financial obligations are presented on a real, undiscounted basis and will accrue inflation at the IPCA inflation rate. Payments will be made in Brazilian Reais.

9. Shareholder information

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

•	relates to any payment by BHP or a related body corporate in respect of an indemnity permitted by law, or any contract relating to or containing such an indemnity, or

•	is in a contract or proposed contract with or for the benefit of or on behalf of a related body corporate and arises merely because the Director is a director of the related body corporate

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

A person may be nominated by shareholders as a Director of BHP Group Limited if:

•	a shareholder provides a valid written and signed notice of the nomination,

•	the person nominated by the shareholder satisfies candidature for the office and provides written and signed notice of their willingness to be elected as a Director

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

Rights on return of assets on liquidation

On a return of assets on liquidation of BHP Group Limited, the assets of BHP Group Limited remaining available for distribution among shareholders after the payment of all prior ranking amounts owed to all creditors and holders of preference shares, and to all prior ranking statutory entitlements, are to be applied equally to the holders of BHP Group Limited ordinary shares. Any surplus remaining is to be applied in making payments solely to the holders of BHP Group Limited ordinary shares in accordance with their entitlements.

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

For information on share control limits imposed by relevant laws refer to Additional Information 9.9

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

9.5 Share ownership

Share capital

The details of the share capital for BHP Group Limited are presented in Financial Statements note 17 ‘Share capital’ and remain current as at 8 July 2025.

Substantial shareholders in BHP Group Limited

BHP Group Limited is not directly or indirectly controlled by another corporation or by any government. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities.

The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limited’s shares as notified to BHP Group Limited under the Australian Corporations Act 2001 (Cth), Section 671B as at 8 July 2025.

		Date of last notice
Title of class	Identity of person or group	Date received	Date of change	Number owned	% of total voting rights[1]
Ordinary shares	State Street Corporation	3 February 2025	30 January 2025	361,526,566	7.13%
Ordinary shares	BlackRock Group[2]	03 February 2022	31 January 2022	347,008,470	6.85%
Ordinary shares	The Vanguard Group Inc.	24 April 2025	16 April 2025	304,608,271	6.001%
Ordinary shares	Citigroup Global Markets Australia Pty Limited	15 May 2025	12 May 2025	268,965,425.83	5.2988%

1.	The percentages quoted are based on the voting rights provided in the last substantial shareholders’ notice.

2.

In addition, on 3 February 2022, BlackRock Group notified that, as of 31 January 2022, it owned 4,152,969 American Depositary Receipts, with a voting power of 0.08 per cent. Each American Depositary Receipt represents two fully paid ordinary shares in BHP Group Limited.

Twenty largest shareholders as at 8 July 2025 (as named on the Register of Shareholders)1

BHP Group Limited		Number of fully paid shares	% of issued capital
1.	HSBC Custody Nominees (Australia) Limited [2]	1,505,458,857	29.66
2.	J P Morgan Nominees Australia Pty Limited	877,830,070	17.29
3.	Citicorp Nominees Pty Ltd	426,995,047	8.41
4.	Citicorp Nominees Pty Limited <Citibank NY ADR DEP A/C>	247,550,949	4.88
5.	Computershare Clearing Pty Ltd <CCNL DI A/C>[3]	164,786,389	3.25
6.	South Africa Control A/C\C4	151,225,339	2.98
7.	7.BNP Paribas Nominees Pty Ltd <Agency Lending A/C>[5]	89,225,270	1.76
8.	8.BNP Paribas Noms Pty Ltd	72,150,040	1.42
9.	National Nominees Limited	53,504,139	1.05
10.	.HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>	36,568,252	0.72
11.	Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	33,182,779	0.65
12.	BNP Paribas Nominees Pty Ltd <Clearstream>	25,260,593	0.50
13.	BNP Paribas Nominees Pty Ltd <HUB24 Custodial Serv Ltd>	24,183,029	0.48
14.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	23,724,947	0.47
15.	HSBC Custody Nominees (Australia) Limited	19,088,716	0.38
16.	Netwealth Investments Limited <Wrap Services A/C>	18,753,431	0.37
17.	Australian Foundation Investment Company Limited	13,413,159	0.26
18.	Argo Investments Limited	10,432,564	0.21
19.	HSBC Custody Nominees (Australia) Limited – A/C [2]	9,504,644	0.19
20.	UBS Nominees Pty Ltd	8,615,944	0.17

		3,811,454,158	75.09

1.

Many of the 20 largest shareholders shown for BHP Group Limited hold shares as a nominee or custodian. In accordance with the reporting requirements, the tables reflect the legal ownership of shares and not the details of the underlying beneficial holders.

2.	HSBC Custody Nominees (Australia) Limited is listed four times in the above table as they are registered separately under the same name on the share register.

3.	Computershare Clearing Pty Ltd <CCNL DI A/C> represents the Depositary Interest Register (UK).

4.	South Africa Control A/C\C represents the South African branch register.

5.	BNP Paribas Nominees Pty Ltd is listed three times in the above table as they are registered separately under the same name on the share register.

US share ownership as at 8 July 2025

	BHP Group Limited
	Number of shareholders	%	Number of shares		%
Classification of holder
Registered holders of voting securities	1,699	0.27	4,188,116		0.08
ADR holders	1,756	0.28	246,640,678	[1]	4.86

1.	The number of shares corresponds to 123,320,339 ADRs.

Distribution of shareholdings by size as at 8 July 2025

	BHP Group Limited
Size of holding	Number of shareholders	%	Number of shares[1]	%
1 – 500[2]	309,397	48.95	58,260,896	1.15
501 – 1,000	107,558	17.02	82,144,386	1.62
1,001 – 5,000	169,323	26.79	381,585,943	7.52
5,001 – 10,000	27,749	4.39	195,541,010	3.85
10,001 – 25,000	13,828	2.19	207,604,417	4.09
25,001 – 50,000	2,879	0.46	98,246,082	1.94
50,001 – 100,000	891	0.14	61,219,949	1.21
100,001 – 250,000	319	0.05	45,811,573	0.90
250,001 – 500,000	68	0.01	22,342,597	0.44
500,001 – and over	68	0.01	3,923,235,382	77.29

Total	632,080	100	5,075,992,235	100

1.	One ordinary share entitles the holder to one vote.

2.	The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$38.24 as at 8 July 2025 was 13,871.

9.6 Dividends

Policy

The Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period.

>For information on Underlying attributable profit (Continuing operations) for FY2025 refer to OFR 5.2 and OFR 13

The Board will assess, at each reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Allocation Framework, as described in OFR 3.

In FY2025, we determined our dividends and other distributions in US dollars as it is our main functional currency.

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

9.7 American Depositary Receipts fees and charges

We have an American Depositary Receipts (ADR) program for BHP Group Limited which has a 2:1 ordinary shares to American Depositary Share (ADS) ratio.

Depositary fees

Citibank serves as the depositary bank for our ADR program. ADR holders agree to the terms in the deposit agreement filed with the SEC for depositing ordinary shares or surrendering ADSs for cancellation and for certain services as provided by Citibank. Holders are required to pay certain fees for general depositary services provided by Citibank, as set out in the following tables.

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

Fees payable by the Depositary to the Issuer

Citibank has provided a BHP net reimbursement of US$5,084,445.29 in FY2025 for ADR program-related expenses for BHP’s ADR program. ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program-related expenses for FY2025, amounting to US$14,535.35, which are associated with the administration of the ADR program.

The ADSs issued under our ADR program trade on the NYSE under the stock ticker BHP. As of 8 July 2025, there were 123,320,339 ADSs on issue and outstanding in the BHP Group Limited ADR program.

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

9.8  Supplemental cybersecurity disclosures for US reporting
Our approach to managing material risks from cyber threats is integrated into our overall risk management framework. Cybersecurity risks are addressed by BHP’s Risk Framework, a system of control for identifying and managing risks, implemented by the CEO.
>For information on our Risk Framework refer to OFR 7
We employ a number of measures designed to protect against, detect and respond to cyber t hr
eats, events or attacks, including BHP’s mandatory minimum performance requirements for technology and cybersecurity, cybersecurity performance requirements for suppliers and cybersecurity resilience programs. In addition, cybersecurity standards, cybersecurity risk and control guidance, security awareness programs and training to build capability, security assessments and continuous monitoring, restricted physical access to hardware and crisis management plans (in collaboration with the Crisis Management Team) are also in place to manage cybersecurity.
We utilise dedicated internal and external cybersecurity personnel to focus on assessing, detecting, identifying, managing, preventing and responding to cyber threats, events and attacks. We have a dedicated cybersecurity team, which has been in place since 2016 and has 24/7 monitoring and response capability that leverages core in-house
capability and expert external service providers. Our assets, functions and projects are responsible for managing localised or project-specific exposure to technology and cyber risks, including risks associated with business-critical technology systems, with guidance provided by our cybersecurity team. Enterprise-level risks that are specific to technology, such as those that pose a greater threat to our wider business and strategic opportunities, are managed by our global Technology team and other relevant stakeholders. To monitor and manage the cybersecurity risk exposure, we also leverage latest technologies, support and input from strategic cybersecurity partners, utilising threat intelligence capabilities and conducting resilience exercises to uplift our response in the instance of a cyber incident.
We regularly evaluate and assess the threat landscape and our security controls, including through audits and assessments, regular network and endpoint monitoring, vulnerability testing, penetration testing and tabletop exercises that include members of BHP’s management team. To assess the design and effectiveness of our cybersecurity controls, we engage with assessors, consultants, auditors or other third parties, including through independent third-party reviews of our information technology security program conducted on a periodic basis. We have processes in place to consider and remediate any findings from these reviews and assessments as required. We also have processes to oversee and identify material cybersecurity risks associated with our use of third-party service providers, including performing diligence on certain third parties that have access to our systems, data or facilities that store or process sensitive data and we continually monitor cybersecurity risks identified through such diligence. We also utilise contractual clauses to manage cybersecurity and data privacy risks, including by requiring certain agreements to be subject to periodic cybersecurity audits.
We have experienced targeted and
non-targeted
cybersecurity threats in the past; however, no prior cybersecurity incident has materially affected our business strategy, results of operations or financial condition.
>For information on our risk factors refer
to
OFR 11
Governance
The Board, supported by the Risk and Audit Committee (RAC), is responsible for oversight of emerging and principal risks facing the Group. The Board and the RAC receive updates on the Group’s cybersecurity position, and the Group has policies in place through the Group’s disclosure process that are designed to escalate material incidents.
>For information on other Board Committee activities that support risk governance at BHP refer
to
‘Risk governance’ in 9.1
and
, the Corporate Governance Statement 5
The CEO is responsible for the effectiveness of BHP’s Risk Framework with oversight from the Board. Primary responsibility for Technology and Innovation risks (which includes cybersecurity risks), rests with the Chief Technical Officer under authority delegated by the CEO.
The Vice President (VP) Technology Cybersecurity & Architecture is responsible for overseeing the performance of cybersecurity risks and provides reports concerning these matters to the Chief Technical Officer.
Our VP Technology Cybersecurity & Architecture oversees the prevention, detection, m it
igation and remediation of cybersecurity incidents through their management of, and participation in, our cybersecurity risk management and cybersecurity strategy processes described earlier.
Our VP Technology Cybersecurity & Architecture leads the BHP cybersecurity team involved in monitoring and managing our cyber security threat risk and assurance process. That team includes personnel with significant information technology experience. Our current VP has more than 25 years of experience in the information technology and information security field, including serving as chief information security officer (CISO) and deputy CISO at other large companies. Additionally, our VP holds a number of qualified technical expert certifications, including Certified Information Systems Security Professional (CISSP) since 2001 and various cybersecurity-related technical certifications, in addition to Master in Information Technology (specialising in Information Security) and Master in Business Administration degrees, and is active in various cybersecurity industry collaboration groups internationally.

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

The ability to extract and process minerals is fundamental to BHP. In most jurisdictions, the rights to extract mineral deposits are owned by the government. We obtain the right to access the land and extract the product by entering into licences or leases with the government that owns the mineral deposit. We also rely on governments to grant the rights necessary to transport and treat the extracted material to prepare it for sale. The terms of the lease or licence, including the time period of the lease or licence, vary depending on the laws and regulations of the relevant jurisdiction or terms negotiated with the relevant government. In some jurisdictions in which we operate, regulatory regimes also prescribe processes for engagement and negotiation with Indigenous peoples with respect to traditional land and heritage rights.

Generally, we own the product we extract and we are required to pay royalties or other taxes to the government. In Australia and Chile, reforms to mining royalties laws have recently been adopted. For example, in September 2024, the Queensland Government passed legislation which operates in principle to prevent future governments from reversing the current progressive system of coal royalties (which results in higher royalty rates as the price of coal passes certain monetary thresholds) without parliamentary approval, while in Chile, new mining royalties took effect from 1 January 2024, subject to tax stability agreements.

In most instances, the rights to explore for minerals are granted to us by the government that owns the natural resources we wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration, or to undertake particular exploration activities.

Environmental protection, mine closure, land rehabilitation, cultural heritage and occupational health and safety are principally regulated by governments and to a lesser degree, if applicable, by conditions under leases or licences. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our assets and to ensure the safety and/or wellbeing of our employees, contractors and the communities where we operate.

In many of the jurisdictions where we or our suppliers or customers operate, legislation and regulations are increasingly being enacted in response to the potential impacts of climate change and to implement international environmental commitments. For example, as a result of the Paris Agreement a number of governments, including Australia, Chile and Canada, have submitted Nationally Determined Contributions to reduce national greenhouse gas emissions (GHG).

Further, the governments in a number of regions where we or our suppliers or customers operate have advanced targets and goals to reduce GHGs. In Australia, the National Greenhouse and Energy Reporting Act 2007 (Cth) imposes requirements for corporations meeting a certain threshold to register and report company information about GHGs and energy production and consumption as part of a single, national reporting scheme and establishes the Safeguard Mechanism to keep certain GHG emissions at or below legislated limits, known as baselines, for Australia’s largest industrial facilities. Under the Safeguard Mechanism, facility baselines for Scope 1 GHG emissions at Australia’s largest industrial facilities are required to decrease in accordance with a set decline rate, with a view to achieving consistent and gradual GHG emission reductions on a trajectory consistent with achieving Australia’s GHG emission reduction targets of 43 per cent below 2005 levels by 2030 and net zero by 2050. Australia is due to submit its next round of Nationally Determined Contributions for the five years to 2035 during CY2025. Facilities that exceed their progressively declining legislated baselines may apply credits to meet the compliance obligations.

Regulations setting emissions standards for fuels used to power vehicles and equipment at our assets and the modes of transport used in our supply chains can also have a substantial impact, both directly and indirectly, on the markets for these products, with flow-on impacts on our costs.

A number of governments and regulators in relevant jurisdictions for BHP have implemented or otherwise proposed disclosure rules that would require enhanced climate-related and broader sustainability-related disclosures. For example, in Australia, the Federal Government legislation implementing a new mandatory annual climate-related financial disclosure regime and associated auditing and assurance requirements was passed into law in September 2024 and is being phased in from 1 January 2025, with BHP’s first reporting period under this regime commencing 1 July 2025. There is also growing focus on mandatory corporate due diligence and reporting on climate-related and broader sustainability-related issues in the entity’s own operations and value chain. For example, the European Union (EU) Corporate Sustainability Due Diligence Directive which is anticipated to be phased in from 1 July 2028, will require in-scope companies to conduct human rights and environmental due diligence on the company’s own operations and certain of their business partners’ chain of activities (noting that these requirements are subject to potential simplification amendments currently being considered by the EU Commission).

Our business is also subject to a number of regulations and legal developments relating to employee relations, including industrial relations developments in Australia and other developments described in OFR 9.5 and 9.6.

From time to time, certain trade actions, such as sanctions, tariffs and other trade restrictions, including responses to the same, are adopted by the United Nations (UN) Security Council and/or various governments, including in the United Kingdom, the United States, the EU, China and Australia against certain countries, entities or individuals, that may restrict our ability to sell or the market for extracted minerals or other products to and/or our ability to purchase goods or services from, these countries, entities or individuals.

Shareholding limits

Under current Australian legislation, the payment of any dividends, interest or other payments by BHP Group Limited to non-resident holders of BHP Group Limited’s shares is not restricted by exchange controls or other limitations, except that in certain circumstances, BHP Group Limited may be required to withhold Australian taxes.

From time to time, certain sanctions are adopted by the UN Security Council and/or various governments, including in the United Kingdom, the United States, the EU and Australia. Those sanctions prohibit, or in some cases impose, certain approval and reporting requirements on transactions involving sanctioned countries, entities and individuals and/or assets controlled or owned by them. Certain transfers into or out of Australia of amounts of A$10,000 or more in any currency may also be subject to reporting requirements.

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

•	The headquarters of BHP Group Limited is publicly acknowledged as being in Australia in significant public announcements and in all public documents.

•	The Chief Executive Officer of BHP Group Limited has their principal place of residence in Australia

•	The majority of all regularly scheduled Board meetings of BHP Group Limited in any calendar year occurs in Australia.

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

(a) Australian taxation

Dividends

Dividends (including other distributions treated as dividends for Australian tax purposes) paid by BHP Group Limited to a US holder that is not an Australian resident for Australian tax purposes will generally not be subject to Australian withholding tax if they are fully franked (broadly, where a dividend is franked, Australian tax paid by BHP Group Limited is imputed to the shareholders).

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

The Australian withholding tax outcome described above applies to US holders who are eligible for benefits under the Tax Convention between Australia and the US for the Avoidance of Double Taxation (the Australian Tax Treaty) that are not companies that directly hold at least 10 per cent of the voting power of BHP Group Limited. If a US holder is eligible for benefits under the Australian Tax Treaty and is a company that directly holds at least 10 per cent of the voting power of BHP Group Limited, the rate is 5 per cent. If a US holder is not eligible for benefits under the Australian Tax Treaty, the rate of Australian withholding tax may be 30 per cent.

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

•

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

In certain circumstances, if the ordinary shares or ADSs constitute an ‘indirect Australian real property interest’ for Australian CGT purposes, the purchaser may be required to withhold under the non-resident CGT withholding regime an amount equal to 15 per cent of the purchase price (12.5 per cent on and before 31 December 2024) in situations including where the acquisition is undertaken by way of an off-market transfer. Affected US holders should seek their own advice in relation to how this withholding regime may apply to them.

The comments above on the sale of ordinary shares and ADSs do not apply:

•	to temporary residents of Australia who should seek advice that is specific to their circumstances; or

•

if the Investment Manager Regime (IMR) applies to the US holder, which exempts from Australian income tax and CGT gains made on disposals by certain categories of non-resident funds (called IMR entities) of portfolio interests in Australian public companies (subject to a number of conditions). The IMR exemptions broadly apply to widely held IMR entities in relation to their direct investments and indirect investments made through an independent Australian fund manager. The exemptions apply to gains made by IMR entities that are treated as companies for Australian tax purposes as well as gains made by non-resident investors in IMR entities that are treated as trusts and partnerships for Australian tax purposes.

Stamp duty, gift, estate and inheritance tax

No stamp duty of an Australian State or Territory is payable on the transfer or gift of shares or ADSs where the interest in BHP Group Limited dealt with accounts for less than 90 per cent of the issued share capital of BHP Group Limited (including the interests of associated persons and pre-existing interests held by the transferee). No Australian State or Territory imposes gift, estate or inheritance duties on shares or ADSs upon the death of a shareholder.

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

Dividends paid to a non-corporate US holder on ordinary shares or ADSs that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided the US holder holds the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and does not enter into certain risk reduction transactions with respect to the ordinary shares or ADSs during the abovementioned holding period. However, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the US Internal Revenue Code will not be eligible for such preferential rates. Dividends paid with respect to ordinary shares or ADSs generally will be qualified dividend income provided that, in the year that the holder receives the dividends, the ordinary shares or ADSs are readily tradable on an established securities market in the United States. The ordinary shares and ADSs are listed on NYSE and we therefore expect that dividends will be qualified dividend income.

In the case of a corporate US holder, dividends on ordinary shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

Passive Foreign Investment Company rules

We do not believe that the BHP Group Limited ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that was made at the end of FY2025 and thus may be subject to change. If BHP Group Limited were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the preferential tax rates applicable to dividend income if BHP Group Limited were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the ordinary shares or ADSs are ‘marketable stock’, a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such ordinary shares or ADSs.

10. Glossary

10.1 Mining-related terms

3D

Three dimensional.

Adequate geological evidence

Adequate geological evidence, when used in the context of mineral resource determination, means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty.

APEGS

Association of Professional Engineers and Geoscientists of Saskatchewan

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

Coking coal

Used in the manufacture of coke, which is used in the steelmaking process by virtue of its carbonisation properties. Coking coal may also be referred to as steelmaking coal or metallurgical coal.

Conclusive geological evidence

Conclusive geological evidence, when used in the context of mineral resource determination, means evidence that is sufficient to test and confirm geological and grade or quality continuity.

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

Development stage

Development stage refers to a property that has mineral reserves disclosed, pursuant to S-K 1300, but no material extraction.

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

FOB

Free on board.

Full SaL

A processing technology that allows the extraction of copper using chlorine-assisted leaching predominantly for sulphidic material.

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

In situ

Situated in the original place.

Investment and market assumptions

Investment and market assumptions, when used in the context of mineral reserve determination, includes all assumptions made about the prices, exchange rates, interest and discount rates, sales volumes, and costs that are necessary to determine the economic viability of the mineral reserves. The qualified person must use a price for each commodity that provides a reasonable basis for establishing that the project is economically viable.

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

Metallurgical coal

A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process. May also be referred to as steelmaking coal.

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

Mixed (material type)

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

Qualified Person

Defined by the US SEC as an individual who is both (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared.

ROM (run of mine)

Run of mine product mined in the course of regular mining activities. Tonnes include allowances for diluting materials and for losses that occur when the material is mined.

SLC (sub-level cave)

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

Total mineral resources

The sum of inferred, indicated and measured mineral resources.

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

Yield

The percentage of material of interest that is extracted during mining and/or processing.

10.2 Terms used in reserves and resources

Ag	silver

AI2O3	alumina

Ash	inorganic material remaining after combustion

Au	gold

Cu	copper

CV	calorific value

Fe	iron

Insol.	insolubles

K2O	potassium oxide

KCl	potassium chloride

KCl.MgCl2.6H2O	carnallite

LOI	loss on ignition

LPL	Lower Patience Lake (stratigraphic unit)

MgO	magnesium oxide

Mo	molybdenum

NaCl	halite

Ni	nickel

P	phosphorous

Pc	phosphorous in concentrate

S	sulphur

SiO2	silica

U3O8	uranium oxide

VM	volatile matter

Zn	zinc

10.3 Units of measure

%	percentage or per cent

Bt	billion tonnes

CO2	carbon dioxide

CO2-e	carbon dioxide equivalent

dmt	dry metric tonne

GJ	gigajoule

g/t	grams per tonne

ha	hectare

kcal/kg	kilocalories per kilogram

kg/tonne or kg/t	kilograms per tonne

km	kilometre

ktoz	thousand troy ounces

kt	kilotonnes

ktpa	kilotonnes per annum

ktpd	kilotonnes per day

kV	kilovolt

kW	kilowatt

kWh	kilowatt hour

lb	pound

m	metre

Mt	million tonnes

MtCO2-e	million tonnes of carbon dioxide equivalent

Mtpa	million tonnes per annum

MW	megawatt

oz	ounce

ppm	parts per million

t	tonne

tCO2-e	tonnes of carbon dioxide equivalent

tpa	tonnes per annum

tpd	tonnes per day

Troy oz	Troy ounce is a unit of measure of precious metals.

TW	terawatt

TWh	terawatt hour

wmt	wet metric tonnes

10.4 Other terms

2030 goals

Our aspirational goals for FY2030 under the pillars of our 2030 social value scorecard: Decarbonisation; Healthy environment; Indigenous partnerships; Safe, inclusive and future-ready workforce; Thriving, empowered communities; and Responsible supply chains.

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

Adjusted/unadjusted (in respect to GHG emissions data)

Adjusted means calculated to present the GHG emissions data for a time period (such as a baseline year or reporting year) as though relevant changes took effect from the start of that period even though they occurred during or not until after the end of the period. Unless expressly stated otherwise, relevant changes are all acquisitions, divestments and/or GHG emission calculation methodology changes. For example, when we adjust the FY2020 baseline year for our operational GHG emission target and goal to compare our adjusted FY2025 performance data against it:

•

the FY2020 data is presented with Scopes 1 and 2 emissions for operated assets that have been acquired or divested by BHP added or removed (respectively), and applying methodology changes that took effect, between 1 July 2019 and 30 June 2025; and

•	the FY2025 data is presented as though any acquisitions, divestments and/or methodology changes that occurred during the year took effect from the start of the year

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

Assets

Assets are a set of one or more geographically proximate operations (including open-cut mines and underground mines as well as those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase). Assets include our operated and non-operated assets.

ASX (Australian Securities Exchange)

ASX is a multi-asset class vertically integrated exchange group that functions as a market operator, clearing house and payments system facilitator. It oversees compliance with its listing and operating rules, promotes standards of corporate governance among Australia’s listed companies and helps educate retail investors.

Australian Carbon Credit Units

Australian Carbon Credit Units issued by the Australian Government through a regulatory framework established under the Carbon Credit (Carbon Farming Initiative) Act 2011.

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

BHP Group (UK) Ltd

BHP Group (UK) Ltd (formerly known as BHP Group Plc) and its subsidiaries.

BHP Healthy environment goal roadmap

Our Group-level framework for our plans to achieve the 2030 Healthy environment goal under our social value scorecard, which applies to our operated assets in Australia, Chile and Canada.

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

CBWT (context-based water targets)

Context-based water targets aim to address the water challenges shared by BHP and other stakeholders in the regions where we operate. These targets are informed by WRSAs, and our own internal catchment assessment of water-related risks (threats and opportunities).

CMD

Coal mine dust.

CMDLD

Coal mine dust lung disease.

CEO Water Mandate

The CEO Water Mandate is a UN Global Compact initiative that mobilises business leaders on water, sanitation and the Sustainable Development Goals. Companies that endorse the CEO Water Mandate commit to continuous progress against six core elements of their water stewardship practice and in so doing, better understand and manage their own water risks. The six core areas are: Direct Operations, Supply Chain & Watershed Management, Collective Action, Public Policy, Community Engagement and Transparency. BHP is an active signatory of the Mandate.

Commercial

Our Commercial function seeks to maximise commercial and social value while minimising costs across our end-to-end supply chain. The function is organised around the core activities in our value chain.

Community concern

Broadly classified as any communication to BHP by a member of the community where an issue has not yet necessarily occurred but has the potential/likelihood to escalate into a formal complaint.

Community complaint

A verbal or written notification made to BHP by a member of the community relating to an alleged adverse impact on the community arising from BHP’s activities and/or employee or contractor behaviour in part or in whole.

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

DLC merger

The Dual Listed Company merger between BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd) on 29 June 2001.

ECR (Economic Contribution Report)

BHP’s Economic Contribution Report for the year ended 30 June 2025.

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

Fatality Elimination Program (FEL)

The Fatality Elimination Program involves all Assets developing control implementation plans. These plans identify relevant controls to address their respective operations fatality risks. The aim is to implement and sustain as many ‘hard’ controls as possible, whilst also recognising that to build a robust control framework it will rely on all elements of the hierarchy of control being available, including soft/administrative controls (i.e. human-dependent controls).

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

GISTM

Global Industry Standards on Tailings Management.

Goal (for BHP with respect to GHG emissions)

An ambition to seek an outcome for which there is no current pathway(s), but for which efforts are being made or will be pursued towards addressing that challenge, subject to certain assumptions or conditions. Such efforts may include the resolution of existing potential or emerging pathways.

Goals of the Paris Agreement

The central objective of the Paris Agreement is its long-term temperature goal to hold the global average temperature increase to well below 2°C above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels.

Green ammonia

Ammonia produced by synthetically combining nitrogen with low to zero GHG emission hydrogen (ammonia synthesis) using renewable or other low to zero GHG emissions electricity.

Grievance

An event or community complaint relating to an adverse impact/event that has escalated to the point where a third-party intervention or adjudication is required to resolve it.

GRI (Global Reporting Initiative)

The Global Reporting Initiative works with businesses and governments to understand and communicate their impact on critical sustainability issues.

Groundwater

Water beneath the earth’s surface, including beneath the seabed, which fills pores or cracks between porous media, such as soil, rock, coal and sand, often forming aquifers. Groundwater may be abstracted for use from bore fields or accessed via dewatering to access ore. For accounting purposes, water that is entrained in the ore can be considered as groundwater.

Group

BHP Group Limited and its subsidiaries.

GWP (Global Warming Potential)

A factor describing the radiative forcing impact (degree of harm to the atmosphere) of one unit of a given GHG relative to one unit of CO2. BHP currently uses GWP from the Intergovernmental Panel on Climate Change (IPCC) Assessment Report 5 (AR5) based on a 100-year timeframe.

HPI (high potential injuries)

High potential injuries are recordable injuries and first aid cases where there was the potential for a fatality.

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

KMP (Key Management Personnel)

Key Management Personnel includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, the President Australia, and the President Americas.

KPI (key performance indicator)

Used to measure the performance of the Group, individual businesses and executives in any one year.

Kunming-Montreal Global Biodiversity Framework

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

Location-based (in relation to reporting GHG emissions data)

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

Market-based method (in relation to reporting GHG emissions data)

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

OELs (occupational exposure limits)

An OEL is an upper limit on the acceptable concentration of a hazardous substance in workplace air for a particular material or class of materials. OELs may also be set for exposure to physical agents, such as noise, vibration or radiation.

Offsetting (in relation to GHG emissions)

The use of carbon credits. Refer to the definition of carbon credit.

OFR

BHP’s Operating and Financial Review for the year ended 30 June 2025.

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

Partner, partnership, to partner (or similar)

A reference used for convenience to describe relationships intended to be collaborative and/or mutually beneficial. Such references are not intended to characterise the legal relationship between the parties, unless stated otherwise.

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

Physical climate-related risk

Acute risks that are event-driven, including increased severity and/or frequency of extreme climatic events and chronic risks resulting from longer-term changes in climate patterns.

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

Sustainability (including sustainable and sustainably)

We describe our approach to sustainability and its governance in this Report, including OFR 8 and OFR 9. Our references to sustainability (including sustainable and sustainably) in this Report and our other disclosures do not mean we will not have any adverse impact on the economy, the environment or society, and do not imply we will necessarily give primacy to consideration of or achieve any absolute outcome in relation to any one economic, environmental or social issue (such as zero GHG emissions or other environmental effects).

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

TCFD (Task Force on Climate-Related Financial Disclosures)

The task force created by the Financial Stability Board to improve and increase reporting of climate-related financial information, which released recommendations designed to help companies provide better information to investors and others about how they think about and assess climate-related risks and opportunities. The TCFD has now fulfilled its remit and disbanded and the Financial Stability Board has asked the IFRS Foundation to take over the monitoring of the progress of companies’ climate-related disclosures.

Third-party water

Water supplied by an entity external to the operational facility. Third-party water may contain water from three sources, surface water, groundwater and seawater.

Tier 1 asset

An asset that we believe is large, long life and low cost.

TNFD (Taskforce on Nature-related Financial Disclosures)

The Taskforce on Nature-Related Financial Disclosures is a global, market-led initiative that has developed a set of disclosure recommendations and guidance for organisations to assess, report and act on evolving nature-related dependencies, impacts, risks and opportunities.

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

Underlying attributable profit

Profit/(loss) after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders as described in Financial Statements note 3 ‘Exceptional items’. For more information refer to OFR 13.

Underlying EBIT

Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit). For more information refer to OFR 13.

Underlying EBITDA

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and any exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit). For more information refer to OFR 13.

Unification

The unification of BHP’s corporate structure under BHP Group Limited as effected on 31 January 2022.

Unit costs

One of the financial measures BHP uses to monitor the performance of individual assets. Unit costs are calculated as ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excluding freight, and other costs, depending on the nature of each asset. For information on the method of calculation of the unit costs refer to OFR 13.1.

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

WRSA (Water Resource Situational Analysis)

A Water Resource Situational Analysis is an independent holistic assessment of the water situation where an operated asset operates. The process is designed to describe the water challenges that partners and stakeholders share and the opportunities for collective action to address those challenges. The WRSA is funded by BHP and prepared by a credible third party. It draws on publicly available information and direct partner and stakeholder input. Within a defined area that includes the water resources that BHP interacts with, each WRSA includes assessment of:

•

the ongoing stability of the volume and quality of the water resources, taking into account interactions of all other parties and any related environmental, social or cultural values and climate change forecasts

•	the state of water infrastructure, water access, sanitation and hygiene of local communities

•	the environmental health of the water catchments that feed the water resources taking into account the extent of vegetation, runoff and any conservation of the area

•	external water governance arrangements and their effectiveness.

Exhibits

Exhibits marked “*” have been filed (or, where indicated, furnished) as exhibits to this annual report on Form 20-F. Remaining exhibits have been incorporated by reference as indicated.

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

Exhibit 1	Constitution

1.1	Constitution of BHP Group Limited, incorporating the amendments approved by shareholders at the 2022 General Meeting of BHP Group Limited on 20 January 2022 (incorporated by reference to Exhibit 1.1 to BHP Group Limited’s Annual Report on Form 20-F (File No.: 001-09526) filed with the Securities and Exchange Commission on 6 September 2022)

Exhibit 2	Securities

*2.1	Description of Securities

2.2	Indenture, dated as of 28 February 2023, among BHP Billiton Finance (USA) Limited, BHP Group Limited and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to BHP Group Limited’s Report on Form 6-K (File No.: 001-09526) filed with the Securities and Exchange Commission on 28 February 2023)

Exhibit 4	Material Contracts

*4.1	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel)

4.2	BHP Group Limited Equity and Cash Incentive Plan Rules, adopted on 25 September 2023 (incorporated by reference to Exhibit 4.2 to BHP Group Limited’s Annual Report on Form 20-F (File No.: 001-09526) filed with the Securities and Exchange Commission on 30 August 2024)

*4.3	Settlement Agreement entered into on 25 October 2024 between Samarco Mineração S.A., Vale S.A. and BHP Billiton Brasil Ltda, the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and certain other public authorities in Brazil

Exhibit 8	List of Subsidiaries

*8.1	List of subsidiaries of BHP Group Limited

Exhibit 11	Insider Trading Policies

*11.1	Securities Dealing Policy of BHP Group Limited

Exhibit 12	Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 22 August 2025

*12.2	Certification by Chief Financial Officer, Ms Vandita Pant, dated 22 August 2025

Exhibit 13	Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 22 August 2025(1)

*13.2	Certification by Chief Financial Officer, Ms Vandita Pant, dated 22 August 2025(1)

Exhibit 15	Consents

*15.1	Consent of Independent Registered Public Accounting firms Ernst & Young for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

*15.2	Consents of Qualified Persons for Technical Report Summary for Minera Escondida Limitada

*15.3	Consents of Qualified Persons for Technical Report Summary for Western Australia Iron Ore

*15.4	Consents of Qualified Persons for Technical Report Summary for Jansen Potash Project

Exhibit 17	Guaranteed Securities

*17.1	List of subsidiary guarantors and issuers of guaranteed securities

Exhibit 96	Technical Report Summaries

*96.1	Technical Report Summary for Minera Escondida Limitada, effective 30 June 2022(2)

*96.2	Technical Report Summary for Western Australia Iron Ore, effective 30 June 2022(2)

*96.3	Technical Report Summary for Jansen Potash Project, effective 30 June 2024(2)

Exhibit 101	Clawback Policy

97.1	Malus and Clawback Policy of BHP Group Limited, October 2021 (updated by the People and Remuneration Committee on 1 November 2022) (incorporated by reference to Exhibit 97.1 to BHP Group Limited’s Annual Report on Form 20-F (File No.: 001-09526) filed with the Securities and Exchange Commission on 30 August 2024)

Exhibit 101	Interactive Data File

*101.INS	Inline XBRL Instance Document

*101.SCH	Inline XBRL Taxonomy Extension Schema Document

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 104	Cover Page Interactive Data File

*104	Cover page Interactive Data File (embedded within the Inline XBRL document)

Footnotes

(1)	Furnished only.
(2)	Restated solely for the purposes of updating certain biographical and related information concerning the qualified persons for whom consents have been filed above.

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

Name: Vandita Pant

Title: Chief Financial Officer

Date: 22 August 2025

Financial Statements

1 Consolidated Financial Statements
1.1 Consolidated Income Statement for the year ended 30 June 2025

		2025	2024	2023
	Notes	US$M	US$M	US$M
Revenue	2	51,262	55,658	53,817
Other income	5	368	1,285	394
Expenses excluding net finance costs	5	(32,319)	(36,750)	(31,873)
Profit/(loss) from equity accounted investments, related impairments and expenses	29	153	(2,656)	594

Profit from operations		19,464	17,537	22,932

Financial expenses		(1,771)	(2,198)	(2,060)
Financial income		660	709	529

Net finance costs	23	(1,111)	(1,489)	(1,531)

Profit before taxation		18,353	16,048	21,401

Income tax expense		(6,130)	(6,015)	(6,691)
Royalty-related taxation (net of income tax benefit)		(1,080)	(432)	(386)

Total taxation expense	6	(7,210)	(6,447)	(7,077)

Profit after taxation		11,143	9,601	14,324

Attributable to non-controlling interests		2,124	1,704	1,403
Attributable to BHP shareholders		9,019	7,897	12,921

Basic earnings per ordinary share (cents)	7	177.8	155.8	255.2
Diluted earnings per ordinary share (cents)	7	177.4	155.5	254.7

The accompanying notes form part of these Financial Statements.

1.2 Consolidated Statement of Comprehensive Income for the year ended 30 June 2025

		2025	2024	2023
	Notes	US$M	US$M	US$M
Profit after taxation		11,143	9,601	14,324
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains/(losses) taken to equity		346	(33)	95
(Gains)/losses transferred to the income statement		(392)	49	(148)
Loss transferred to initial carrying amount of hedged item		–	–	35
Tax recognised within other comprehensive income	6	14	(5)	5

Total items that may be reclassified subsequently to the income statement		(32)	11	(13)

Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes		(8)	41	(18)
Equity investments held at fair value		23	(30)	17
Tax recognised within other comprehensive income	6	3	(13)	7

Total items that will not be reclassified to the income statement		18	(2)	6

Total other comprehensive (loss)/income		(14)	9	(7)

Total comprehensive income		11,129	9,610	14,317

Attributable to non-controlling interests		2,119	1,708	1,400
Attributable to BHP shareholders		9,010	7,902	12,917

The accompanying notes form part of these Financial Statements.

1.3 Consolidated Balance Sheet as at 30 June 2025

		2025	2024
	Notes	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	21	11,894	12,501
Trade and other receivables	8	4,116	5,169
Other financial assets	24	561	381
Inventories	10	5,538	5,828
Current tax assets		545	314
Other		176	145

Total current assets		22,830	24,338

Non-current assets
Trade and other receivables	8	137	170
Other financial assets	24	1,122	1,229
Inventories	10	1,440	1,211
Property, plant and equipment	11	76,457	71,629
Intangible assets	12	1,924	1,718
Investments accounted for using the equity method	29	4,107	1,662
Deferred tax assets	14	78	67
Other		695	338

Total non-current assets		85,960	78,024

Total assets		108,790	102,362

LIABILITIES
Current liabilities
Trade and other payables	9	6,637	6,719
Interest bearing liabilities	21	2,018	2,084
Other financial liabilities	24	214	512
Current tax payable		900	884
Provisions	4,15,20,27	5,823	4,007
Deferred income		47	90

Total current liabilities		15,639	14,296

Non-current liabilities
Trade and other payables	9	33	45
Interest bearing liabilities	21	22,478	18,634
Other financial liabilities	24	1,364	1,759
Non-current tax payable		3	40
Deferred tax liabilities	14	3,506	3,332
Provisions	4,15,20,27	13,498	15,088
Deferred income		51	48

Total non-current liabilities		40,933	38,946

Total liabilities		56,572	53,242

Net assets		52,218	49,120

EQUITY
Share capital	17	5,015	4,899
Treasury shares	17	(18)	(36)
Reserves	18	(2)	(15)
Retained earnings		42,670	39,963

Total equity attributable to BHP shareholders		47,665	44,811
Non-controlling interests	18	4,553	4,309

Total equity		52,218	49,120

The accompanying notes form part of these Financial Statements.
The Financial Statements were approved by the Board of Directors on 19 August 2025 and signed on its behalf by:

Ross McEwan	Mike Henry
Chair	Chief Executive Officer

1.4 Consolidated Cash Flow Statement for the year ended 30 June 2025

		2025	2024	2023
	Notes	US$M	US$M	US$M
Operating activities
Profit before taxation		18,353	16,048	21,401
Adjustments for:
Depreciation and amortisation expense		5,540	5,295	5,061
Impairments of property, plant and equipment, financial assets and intangibles net of reversals		108	3,890	75
Net finance costs		1,111	1,489	1,531
(Profit)/loss from equity accounted investments, related impairments and expenses		(153)	2,656	(594)
Other		831	(243)	546
Changes in assets and liabilities:
Trade and other receivables		776	(290)	867
Inventories		64	(530)	(44)
Trade and other payables		(116)	(27)	(1,086)
Provisions and other assets and liabilities		(249)	(469)	131

Cash generated from operations		26,265	27,819	27,888
Dividends received		375	397	347
Interest received		608	724	545
Interest paid		(1,478)	(1,680)	(1,090)
Proceeds from cash management related instruments		195	361	331
Net income tax and royalty-related taxation refunded		448	547	232
Net income tax and royalty-related taxation paid		(7,721)	(7,503)	(9,552)

Net operating cash flows		18,692	20,665	18,701

Investing activities
Purchases of property, plant and equipment		(9,398)	(8,816)	(6,733)
Exploration and evaluation expenditure		(396)	(457)	(350)
Exploration and evaluation expenditure expensed and included in operating cash flows		346	399	294
Investment in subsidiaries, operations and joint operations, net of cash		–	–	(5,868)
Net investment and funding of equity accounted investments	29	(3,984)	(701)	(557)
Proceeds from sale of assets		127	149	444
Proceeds from sale of subsidiaries, operations and joint operations, net of their cash		535	1,072	82
Other investing		(580)	(408)	(377)

Net investing cash flows		(13,350)	(8,762)	(13,065)

Financing activities
Proceeds from interest bearing liabilities		4,129	5,091	8,182
Settlements of debt related instruments		(147)	(321)	(677)
Repayment of interest bearing liabilities		(1,675)	(7,327)	(3,289)
Distributions to non-controlling interests		(2)	(13)	–
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		–	–	(88)
Dividends paid		(6,403)	(7,675)	(13,268)
Dividends paid to non-controlling interests		(1,873)	(1,424)	(1,175)

Net financing cash flows		(5,971)	(11,669)	(10,315)

Net (decrease)/increase in cash and cash equivalents		(629)	234	(4,679)
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		12,498	12,423	17,236
Foreign currency exchange rate changes on cash and cash equivalents		24	(159)	(134)

Cash and cash equivalents, net of overdrafts, at the end of the financial year	21	11,893	12,498	12,423

The accompanying notes form part of these Financial Statements.

1.5 Consolidated Statement of Changes in Equity for the year ended 30 June 2025

	Attributable to BHP shareholders
US$M	Share capital	Treasury shares	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non- controlling interests	Total equity
Balance as at 1 July 2024	4,899	(36)	(15)	39,963	44,811	4,309	49,120

Total comprehensive income	–	–	(9)	9,019	9,010	2,119	11,129
Transactions with owners:
Shares issued	116	(116)	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	–	–	–	–	–	–
Employee share awards exercised net of employee contributions net of tax	–	134	(107)	(27)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	130	–	130	–	130
Dividends	–	–	–	(6,286)	(6,286)	(1,873)	(8,159)
Distribution to non-controlling interests	–	–	–	–	–	(2)	(2)

Balance as at 30 June 2025	5,015	(18)	(2)	42,670	47,665	4,553	52,218

Balance as at 1 July 2023	4,737	(41)	13	39,787	44,496	4,034	48,530

Total comprehensive income	–	–	(18)	7,920	7,902	1,708	9,610
Transactions with owners:
Shares issued	162	(162)	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	–	–	–	–	–	–
Employee share awards exercised net of employee contributions net of tax	–	167	(134)	(33)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	129	–	129	–	129
Dividends	–	–	–	(7,712)	(7,712)	(1,424)	(9,136)
Distribution to non-controlling interests	–	–	(4)	–	(4)	(9)	(13)

Balance as at 30 June 2024	4,899	(36)	(15)	39,963	44,811	4,309	49,120

Balance as at 1 July 2022	4,638	(31)	12	40,338	44,957	3,809	48,766

Total comprehensive income	–	–	4	12,913	12,917	1,400	14,317
Transactions with owners:
Shares issued	99	(99)	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	(88)	–	–	(88)	–	(88)
Employee share awards exercised net of employee contributions net of tax	–	177	(132)	(45)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	130	–	130	–	130
Dividends	–	–	–	(13,420)	(13,420)	(1,175)	(14,595)

Balance as at 30 June 2023	4,737	(41)	13	39,787	44,496	4,034	48,530

The accompanying notes form part of these Financial Statements.

Basis of preparation
The Consolidated Financial Statements (Financial Statements) comprise BHP Group Limited (BHP or the Company) together with its controlled entities (Group) for the year ended 30 June 2025. BHP Group Limited, incorporated and domiciled in Australia, is a for-profit
company limited by shares which are publicly traded on the Australian Securities Exchange. BHP Group Limited also has an international secondary listing on the London Stock Exchange (LSE), a secondary listing on the Johannesburg Stock Exchange and is listed on the New York Stock Exchange (NYSE) in the United States.
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
The Board of Directors resolved to authorise the issue of the financial report on 19 August 2025.
Basis of preparation and measurement
The Group’s Financial Statements as at and for the year ended 30 June 2025:

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

•	present reclassified comparative information where required for consistency with the current year’s presentation

•	adopt all new and amended standards and interpretations under IFRS that are mandatory for application in periods beginning on 1 July 2024. None had a significant impact on the Financial Statements.

•
have not early adopted any standards and interpretations that have been issued or amended but are not yet effective. Refer to note 37 ‘New and amended accounting standards and interpretations and changes to accounting policies’

The accounting policies are consistently applied by all entities included in the Financial Statements.
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
Principles of consolidation
A list of significant entities in the Group, including subsidiaries, joint arrangements and associates at 30 June 2025 is contained in note 28 ‘Subsidiaries’, note 29 ‘Investments accounted for using the equity method’ and note 30 ‘Interests in joint operations’.

Subsidiaries:
The Financial Statements of the Group include the consolidation of BHP Group Limited (the Company or parent entity) and its subsidiaries, being the entities controlled by the parent entity during the year. Control exists where the Group:

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
Joint arrangements:
The Group undertakes a number of business activities through joint arrangements, which exist when two or more parties have joint control. Joint arrangements are classified as either joint operations or joint ventures, based on the contractual rights and obligations between the parties to the arrangement:

•
Joint operations:
A joint operation is an arrangement in which the Group shares joint control, primarily via contractual arrangements with other parties. In a joint operation, the Group has rights to the underlying assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of substantially all of the output, rather than by receiving a share of the results of trading. In relation to the Group’s interest in a joint operation, the Group recognises: its assets and liabilities, including its share of any assets and liabilities held or incurred jointly; revenue from the sale of its share of the output and its share of any revenue generated from the sale of the output by the joint operation; and its expenses including its share of expenses incurred jointly. All such amounts are allocated in accordance with the terms of the arrangement, which is usually in proportion to the Group’s interest in the joint operation.

The Group accounts for the assets, liabilities, revenue and expenses relating to its interest in a joint operation in accordance with the IFRS Standards applicable to the particular assets, liabilities, revenue and expenses.

•
Joint ventures:
A joint venture is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. A separate vehicle, not the parties, will have the rights to the assets and obligations for the liabilities relating to the arrangement. More than an insignificant share of output from a joint venture may be sold to third parties, which indicates the joint venture is not dependent on the parties to the arrangement for funding, nor do the parties have an obligation for the liabilities of the arrangement. Joint ventures are accounted for using the equity method as outlined below.

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
The financial information of joint arrangements is prepared for the same reporting period as the Group. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on an annual basis consistent with the Group’s reporting date.
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

Further information regarding the Group’s significant judgements and key estimates and assumptions, being those where changes may materially affect financial results and the carrying amount of assets and liabilities to be reported in the next reporting period, are embedded within the following notes:

Note
4	Significant events – Samarco dam failure
6	Taxation
11	Overburden removal costs
11	Depreciation of property, plant and equipment
13	Impairment of non-current assets
15	Closure and rehabilitation provisions
22	Leases
29	Investments accounted for using the equity method

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

1.6  Notes to the Financial Statements
Performance
1 Segment reporting
Reportable segments
The Group operated three reportable segments during FY2025, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group’s management to assess the performance of the Group.

Reportable segment	Principal activities

Copper	Mining of copper, uranium, gold, zinc, molybdenum and silver

Iron Ore	Mining of iron ore

Coal	Mining of steelmaking coal and energy coal
Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (comprising the Nickel West operations and the West Musgrave project), legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	22,530	22,919	5,046	767	51,262
Inter-segment revenue	–	–	–	–	–

Total revenue	22,530	22,919	5,046	767	51,262

Underlying EBITDA	12,326	14,396	573	(1,317)	25,978

Depreciation and amortisation	(2,351)	(2,098)	(602)	(489)	(5,540)
Impairment losses 1	(19)	(151)	(4)	(24)	(198)

Underlying EBIT	9,956	12,147	(33)	(1,830)	20,240

Exceptional items 2	–	(321)	–	(455)	(776)
Net finance costs					(1,111)

Profit before taxation					18,353

Capital expenditure (cash basis)	4,392	2,617	525	1,864	9,398

Profit/(loss) from equity accounted investments, related impairments and expenses	464	(245)	–	(66)	153

Investments accounted for using the equity method	4,084	–	–	23	4,107

Total assets	46,694	26,320	10,067	25,709	108,790

Total liabilities	5,810	11,068	3,710	35,984	56,572

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	18,566	27,952	7,666	1,474	55,658
Inter-segment revenue	–	–	–	–	–

Total revenue	18,566	27,952	7,666	1,474	55,658

Underlying EBITDA	8,564	18,913	2,290	(751)	29,016

Depreciation and amortisation	(2,023)	(2,027)	(611)	(634)	(5,295)
Impairment losses 1	(17)	(61)	(2)	(10)	(90)

Underlying EBIT	6,524	16,825	1,677	(1,395)	23,631

Exceptional items 2	–	(3,066)	880	(3,908)	(6,094)
Net finance costs					(1,489)

Profit before taxation					16,048

Capital expenditure (cash basis)	3,711	2,033	646	2,426	8,816

Profit/(loss) from equity accounted investments, related impairments and expenses	377	(3,032)	–	(1)	(2,656)

Investments accounted for using the equity method	1,573	–	–	89	1,662

Total assets	42,145	25,569	9,528	25,120	102,362

Total liabilities	5,777	11,757	3,056	32,652	53,242

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	16,027	24,812	10,958	2,020	53,817
Inter-segment revenue	–	–	–	–	–

Total revenue	16,027	24,812	10,958	2,020	53,817

Underlying EBITDA	6,653	16,692	4,998	(387)	27,956

Depreciation and amortisation	(1,810)	(1,993)	(697)	(561)	(5,061)
Impairment losses 1	(33)	(28)	(6)	(8)	(75)

Underlying EBIT	4,810	14,671	4,295	(956)	22,820

Exceptional items 2	–	176	–	(64)	112
Net finance costs					(1,531)

Profit before taxation					21,401

Capital expenditure (cash basis)	2,698	1,966	657	1,412	6,733

Profit/(loss) from equity accounted investments, related impairments and expenses	383	215	–	(4)	594

Investments accounted for using the equity method	1,530	–	–	90	1,620

Total assets	39,864	25,527	11,087	24,818	101,296

Total liabilities	5,635	8,571	3,821	34,739	52,766

1	Impairment losses exclude impairment related exceptional items: reversal of impairment of US$90 million (2024: exceptional impairment of US$3,800 million; 2023: exceptional impairment of US$ nil).

2
Exceptional items reported in Group and unallocated include Samarco dam failure related costs of US$135 million (2024: US$105 million; 2023: US$64 million). Refer to note 3 ‘Exceptional items’ for further information.

Geographical information

	Revenue by location of customer
	2025	2024	2023
	US$M	US$M	US$M
Australia	2,545	2,393	1,702
Europe	1,121	1,702	1,961
China	32,083	34,752	31,205
Japan	4,177	4,557	6,971
India	2,661	3,371	3,447
South Korea	2,664	3,069	2,997
Rest of Asia	3,331	3,749	3,583
North America	2,251	1,601	1,382
South America	429	464	569

	51,262	55,658	53,817

	Non-current assets by location of assets
	2025	2024	2023
	US$M	US$M	US$M
Australia	50,619	48,991	51,961
North America	9,459	6,979	5,081
South America	23,940	19,927	19,047
Rest of world	742	831	685
Unallocated assets 1	1,200	1,296	1,171

	85,960	78,024	77,945

1	Unallocated assets comprise deferred tax assets and other financial assets.
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

2 Revenue
Revenue by segment and asset

	2025	2024	2023
	US$M	US$M	US$M
Escondida	13,177	10,013	8,847
Pampa Norte	2,726	2,375	2,491
Copper South Australia 1	4,655	4,085	2,806
Third-party products	1,845	2,021	1,863
Other	127	72	20

Total Copper 2	22,530	18,566	16,027

Western Australia Iron Ore	22,767	27,805	24,678
Third-party products	28	25	21
Other	124	122	113

Total Iron Ore	22,919	27,952	24,812

BHP Mitsubishi Alliance 3	3,422	5,873	7,652
New South Wales Energy Coal	1,624	1,793	3,306
Other	–	–	–

Total Coal 4	5,046	7,666	10,958

Group and unallocated items 5	767	1,474	2,020
Inter-segment adjustment	–	–	–

Total revenue	51,262	55,658	53,817

1	Includes Olympic Dam as well as Prominent Hill and Carrapateena since acquisition on 2 May 2023.

2
Total Copper revenue includes: copper US$19,400 million (2024: US$16,107 million; 2023: US$14,226 million) and other US$3,130 million (2024: US$2,459 million; 2023: US$1,801 million). Other consists of gold, uranium, silver, zinc and molybdenum.

3	Includes Blackwater and Daunia revenue until their divestment on 2 April 2024.

4	Total Coal revenue includes: steelmaking coal US$3,394 million (2024: US$5,793 million; 2023: US$7,430 million) and energy coal US$1,652 million (2024: US$1,873 million; 2023: US$3,528 million).

5
Group and unallocated items revenue includes: Western Australia Nickel, which transitioned into temporary suspension in December 2024, of US$758 million (2024: US$1,473 million; 2023: US$2,009 million) and other revenue US$9 million (2024: US$1 million; 2023: US$11 million).

Revenue consists of revenue from contracts with customers of US$51,238 million (2024: US$55,375 million; 2023: US$53,910 million) and other revenue predominantly relating to provisionally priced sales of US$24 million (2024: US$283 million; 2023: US$(93) million).
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

Year ended 30 June 2025	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(914)	–	(914)
Western Australia Nickel (WAN) temporary suspension	(320)	96	(224)

Total	(1,234)	96	(1,138)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(1,234)	96	(1,138)

Samarco Mineração S.A. (Samarco) dam failure
The loss of US$914 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2025	US$M
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(211)
Profit/(loss) from equity accounted investments, related impairments and expenses:
Samarco dam failure provision	(659)
Fair value change on forward exchange derivatives	414
Net finance costs	(458)
Income tax expense	–

Total 1	(914)

1	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

Western Australia Nickel (WAN) temporary suspension
The Nickel West operations and the West Musgrave project at Western Australia Nickel were transitioned into temporary suspension in December 2024.
The Group recognised costs of US$224 million (after tax) associated with the transition of operations in
to temporary suspension.
Pre-tax
costs of US$320 million included US$410 million related to employee redundancies, contract termination costs and inventory adjustments, offset by US$90 million impairment reversals of certain non-current
assets from Nickel West operations to be redeployed to other operations within the Group.
The exceptional items relating to the years ended 30 June 2024 and 30 June 2023 are detailed below.
30 June 2024

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

Samarco Mineração S.A. (Samarco) dam failure
The loss of US$3,762 million (after tax) related to the Samarco dam failure, which occurred in November 2015, and comprised the following:

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

Western Australia Nickel impairment
The Group recognised an impairment charge of US$2,675 million (after tax) in relation to the Western Australia Nickel assets. The impairment charge reflected the oversupply in the global nickel market that had seen a sharp decline in forward nickel prices in the short to medium term, escalation in capital costs for Western Australia Nickel, and changes to development plans including the Group’s decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at Western Australia Nickel. Refer to note 13 ‘Impairment of non-current
assets’ for further information.
Blackwater and Daunia gain on divestment
On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of the BHP Mitsubishi Alliance (BMA)) to Whitehaven Coal. Each of BHP and MDP held a 50% interest in BMA.
Whitehaven Coal paid a US$100 million deposit on signing of the Asset Sale Agreement on 18 October 2023 and a further US$2 billion cash on completion plus a preliminary completion adjustment of US$44.1 million for working capital and other agreed adjustments (100% interest basis).
US$1.1 billion in cash remain
ed
 payable over 3 years after completion and a potential additional amount up to US$0.9 billion in a price-linked earnout may also be payable over 3 years (100% interest basis). The price-linked earnout is subject to a cap of US$350 million each year and depends on average realised pricing exceeding agreed thresholds for each of the 3 years following completion on 2 April 2024. US$0.5 billion of this deferred and contingent consideration has been paid by Whitehaven Coal as at 30 June 2025.
The total cash consideration for the transaction could be up to US$4.1 billion plus the final completion adjustment amount (100% interest basis).
Details of the gain on divestment was as follows:

US$M
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
4 Significant events – Samarco dam failure
On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu de Baixo and impacting other communities downstream (the Samarco dam failure). Refer to section on ‘Samarco’ in the Operating and Financial Review.
Samarco is jointly owned by BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale). BHP
 Brasil’s 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Brasil recognised its 50 per cent share of Samarco’s profit or loss and adjusted the carrying value of the investment in Samarco accordingly. Such adjustment continued until the investment carrying value was reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Brasil has an obligation to fund the losses. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.
Any charges relating to the Samarco dam failure incurred directly by BHP Brasil or other BHP entities are recognised 100 per cent in the Group’s results.
The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2025 are shown in the tables below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	2025	2024	2023
	US$M	US$M	US$M
Income statement
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure 1	(211)	(139)	(103)
Profit/(loss) from equity accounted investments, related impairments and expenses
Samarco dam failure provision 2	(659)	(2,833)	(256)
Fair value change on forward exchange derivatives 3	414	(199)	471

(Loss)/profit from operations	(456)	(3,171)	112
Net finance costs 4	(458)	(506)	(452)

Loss before taxation	(914)	(3,677)	(340)
Income tax (expense)/benefit 5	–	(85)	17

Loss after taxation	(914)	(3,762)	(323)

Balance sheet movement
Other financial assets/(liabilities) 6	441	(280)	337
Trade and other payables	29	(4)	(6)
Tax liabilities	–	(85)	17
Provisions	656	(2,824)	(260)

Net decrease/(increase) in liabilities	1,126	(3,193)	88

F-1
5

		2025		2024		2023
		US$M		US$M		US$M
Cash flow statement
Loss before taxation		(914)		(3,677)		(340)
Adjustments for:
Samarco dam failure provision 2	659		2,833		256
Fair value change on forward exchange derivatives 3	(414)		199		(471)
(Settlement of)/proceeds from cash management related instruments	(17)		218		134
Net finance costs 4	458		506		452
Changes in assets and liabilities:
Trade and other payables	(29)		4		6

Net operating cash flows		(257)		83		37

Net investment and funding of equity accounted investments 7		(1,773)		(640)		(448)

Net investing cash flows		(1,773)		(640)		(448)

Net decrease in cash and cash equivalents		(2,030)		(557)		(411)

1	Includes legal and advisor costs incurred.

2	US$540 million (2024: US$3,700 million; 2023: US$(33) million) change in estimate and US$119 million (2024: US$(867) million; 2023: US$289 million) exchange translation.

3
The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provision. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Profit/(loss) from equity accounted investments, related impairments and expenses in the Income Statement.

4	Amortisation of discounting of provision.

5	Includes tax on forward exchange derivatives and other taxes incurred during the period.

6	Includes forward exchange contracts described in 3 above, and Senior notes issued by Samarco as part of its Judicial Reorganisation in September 2023.

7
Current period reflects US$(1,773) million utilisation of the Samarco dam failure provision including payments under the Settlement Agreement ratified on 6 November 2024. Comparative periods comprise utilisation of the Samarco dam failure provision (2024: US$(515) million; 2023: US$(448) million) and in FY2024 US$(125) million provided to Samarco following approval of the Judicial Reorganisation.

Equity accounted investment in Samarco
BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.
Provision related to the Samarco dam failure

		2025		2024
		US$M		US$M
At the beginning of the financial year		6,505		3,681
Movement in provision		(656)		2,824
Comprising:
Utilised	(1,773)		(515)
Adjustments charged to the income statement:
Change in cost estimate	540		3,700
Amortisation of discounting impacting net finance costs	458		506
Exchange translation	119		(867)

At the end of the financial year		5,849		6,505

Comprising:
Current		2,958		1,500
Non-current		2,891		5,005

At the end of the financial year		5,849		6,505

Samarco dam failure provision and contingencies
As at 30 June 2025, BHP Brasil has identified a provision and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provision reflects the future cost estimates associated with the obligations set out in the Settlement Agreement (see below).
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

F-1
6

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the financial year, and the associated treatment in the Financial Statements:

Item	Provision	Contingent liability
Samarco dam failure – Settlement Agreement	✔	X
On 2 March 2016, BHP Brasil, Samarco and Vale S.A. (Vale) (the Companies) entered into a Framework Agreement with the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais, and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key Programs included those for financial assistance and compensation of impacted persons and those for remediation of impacted areas and resettlement of impacted communities.

On 3 May 2016, the Brazilian Federal Public Prosecution Office brought a civil claim against BHP Brasil and others seeking R$155 billion for reparation, compensation and moral damages in relation to the Samarco dam failure. Since the lodgement of the claim, the Federal Court had issued a number of interim decisions, certain of which were subject to ongoing appeal at 30 June 2024.

On 25 October 2024, the Companies entered into an agreement with the Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders (Public Authorities) that delivers full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to Samarco’s Fundão dam failure (Settlement Agreement). On 6 November 2024
,
the Settlement Agreement was fully ratified by the Brazilian Supreme Court. On 15 May 2025, the decision that ratified the Settlement Agreement became final and unappealable.

The Settlement Agreement provides compensation and reparation for the impacts of the dam failure, and builds on the existing remediation and compensation work already performed by Fundação Renova. The Settlement Agreement was announced as having a financial value of R$170 billion (approximately US$31.7 billion
1
) on a 100% basis, including amounts already spent plus future payments and obligations as follows:

•  R$38 billion (approximately US$7.9 billion
1
) in amounts already spent to 30 September 2024 on remediation and compensation since 2016.

•  R$100 billion (approximately US$18.0 billion
1
) in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and traditional communities (
Obligation to Pay
).

•  Additional performance obligations for an estimated financial value of approximately R$32 billion (approximately US$5.8 billion
1
) that will be carried out by Samarco in accordance with the terms of the Settlement Agreement (
Obligations to Perform
). These obligations include remediation and compensation programs that are expected to be largely completed over the next 15 years.

Under the Settlement Agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each. While Samarco has recommenced operations, Samarco’s long-term cash flow generation remains highly sensitive to factors including returning to full production capacity, commodity prices and foreign exchange rates.

Further, under the Samarco Judicial Reorganisation Plan (JR Plan), ratified by the JR Court on 1 September 2023, Samarco’s funding of obligations to remediate and compensate the damages resulting from the dam failure is capped at US$1 billion for the period CY2024 to CY2030. Notwithstanding this cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations, during this period Samarco’s shareholders are able to direct 50 per cent of Samarco’s year end excess cash balance to fund remediation obligations, including those arising from the Settlement Agreement.

The Group has considered the outcomes of the Settlement Agreement, including the estimated costs of executing the Obligations to Perform, and the extent to which Samarco may be in a position to fund any future outflows to measure the provision related to the Samarco dam failure at US$5,849 million at 30 June 202
5
. The provision reflects the Group’s best estimate of outflows required to settle all obligations arising from the Settlement Agreement.

Uncertainty remains around the Obligations to Perform, and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil’s provision for the Samarco dam failure. Key areas of uncertainty include the future costs relating to the Obligation
s
to Perform programs and the extent to which Samarco is able to directly fund the settlement obligations. Further information on the key areas of estimation uncertainty is provided in the ‘Key judgements and estimates’ section below.

There is also risk in relation to claims brought in Brazil that seek to, among other things, change the eligibility parameters of the Settlement Agreement. The Companies are defending these claims.

BHP Brasil, Samarco and Vale have maintained security under the Governance Agreement ratified on 8 August 2018, comprising insurance bonds and a charge over certain Samarco assets. On 6 August 2025, the Federal Court released this requirement, in line with the Settlement Agreement, which does not mandate maintaining the existing security. This decision is subject to any appeal that may be filed.

1
USD amounts reflect those included in the announcement of the settlement agreement calculated based on actual transactional (historical) exchange rates related to funding provided to Fundação Renova for investment to date with future spend calculated using the 28 June 2024 BRL/USD exchange rate of 5.56.

F-1
7

Item	Provision	Contingent liability
Australian class action complaint	X	✔
BHP Group Limited is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure.

The amount of damages sought is unspecified. A trial is scheduled to commence in September 2025.

United Kingdom group action claim and Vale and Samarco’s Netherlands collective action claim	X	✔
BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, municipalities, businesses, faith-based institutions and communities in Brazil allegedly impacted by the Samarco dam failure, some of whom are eligible for compensation under the Settlement Agreement.

The amount of damages sought in these claims is unspecified. The BHP Defendants subsequently filed a contribution claim against Vale, which was withdrawn after reaching the agreement in July 2024 described below. A trial in relation to the BHP Defendants’ liability for the dam failure concluded in March 2025 and a ruling on liability is pending. In the event that the BHP Defendants are found liable, a second trial has been listed to commence in October 2026, directed to generic issues of causation and quantification. Subject to the outcome of that trial, a further trial may be necessary to determine the amount of any damages and compensation owed to the claimants. The outcome of these proceedings, including the extent of any liability or damages, remains uncertain and therefore a present obligation in relation to this matter is yet to be determined.

In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified. The claims have been stayed by the English court pending the outcome of the liability trial referred to above.

In March 2024, a collective action complaint was filed in the Netherlands against Vale and a Dutch subsidiary of Samarco for compensation relating to the Samarco dam failure. That complaint, which formally commenced in February 2025, indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith-based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. BHP is not a defendant in the Netherlands proceedings.

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

The agreement reinforced the terms of the Framework Agreement entered into in 2016 and is consistent with the aforementioned Settlement Agreement entered into in October 2024, which requires BHP Brasil and Vale to each contribute
50
% to the funding of the settlement obligations where Samarco is unable to contribute that funding. While the Settlement Agreement did not resolve the English and Netherlands proceedings, certain claimants in those proceedings are eligible to receive payments under the Settlement Agreement if they choose to do so.

In October 2024, certain Brazilian municipalities, who are claimants in the UK group action claims referred to above, brought criminal contempt proceedings against the BHP Defendants in relation to their alleged involvement in a constitutional claim brought by a third-party Brazilian mining association (IBRAM) before the Brazilian Supreme Court. In June 2025, the High Court in London rejected the BHP Defendants’ application to strike out the proceedings, allowing the contempt proceedings to continue. The BHP Defendants have sought permission to appeal that decision. The contempt proceedings remain ongoing and the outcome is uncertain at this stage.

Criminal charges	X	✔
The Federal Prosecutors’ Office filed criminal charges against BHP Brasil, Samarco and Vale and certain of their employees and former employees (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais (Federal Court).

The Federal Court granted decisions in favour of all Affected Individuals, terminating the charges against these individuals.

As to the remaining cases, in November 2024, the Federal Court ruled that BHP Brasil, Samarco and Vale and certain Affected Individuals
(non-affiliated
with BHP) who still had their cases open, are not liable for criminal offences relating to the failure of Samarco’s tailings dam. In December 2024 the Federal Prosecutors’ Office filed an appeal, and a ruling is pending.

F-1
8

Item	Provision	Contingent liability
Civil public action commenced by Associations concerning the use of TANFLOC for water treatment	X	✔
On 17 November 2023, the Federal Court dismissed the lawsuit filed by four associations due to procedural reasons. The judgment is final and unappealable. In July 2024
,
two further associations filed another lawsuit against Samarco, BHP Brasil and Vale and others, including the States of Minas Gerais and Espirito Santo, the Federal Government and the Water Treatment Companies, who were all also defendants in the first lawsuit.

This second lawsuit was also dismissed due to procedural reasons on 12 November 2024
,
and the associations have appealed this judgement.

In both lawsuits the plaintiffs alleged that the defendants carried out a clandestine study on the citizens of the locations affected by the Samarco dam failure where Tanfloc (a tannin-based flocculant/coagulant) was used in the water treatment process. The plaintiffs claim that this product put the population at risk due to its alleged experimental qualities and dosage applied.

The plaintiffs presented largely similar pleas e.g. material damages, moral damages.

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

Certain of these legal proceedings are outside the scope of the Settlement Agreement.

In addition, actions for alleged damages, fees and/or expenses related to claims concerning the Samarco dam failure have been, and may in the future be, brought against the Group.

Government inquiries, studies and investigations relating to the Samarco dam failure and actions taken in response to it have also been commenced by numerous agencies and individuals of the Brazilian government and may still be ongoing.
Additional legal proceedings and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions. The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities.

Commitments
Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco. However, under the Settlement Agreement, while Samarco is the primary obligor for the Settlement Agreement obligations, BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund (including as restricted by the terms of the Judicial Reorganisation Plan) or perform in proportion to their shareholding at the time of the dam failure, which is 50% each.
BHP Brasil has approved preliminary funding of up to US$2.9 billion to Samarco for the Settlement Agreement obligations during calendar year 2025.

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
Management has determined that a provision can be recognised at 30 June 2025 to reflect the estimated costs associated with obligations under the Settlement Agreement. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.
Estimates
The provision for the Samarco dam failure reflects the Group’s estimate of the costs to meet the Group’s obligations under the Settlement Agreement and requires the use of significant judgements, estimates and assumptions.
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
The key estimates that may have a material impact upon the provision in the next and future reporting periods include:

•	the cost of compensation to individuals, small businesses, Municipalities and Indigenous and Traditional communities; and

•
the extent to which Samarco is able to directly fund any future obligations relating to the Settlement Agreement. Samarco’s long-term cash flow generation remains highly sensitive to factors including its ability to return to full production capacity, commodity prices and foreign exchange rates.

The provision may also be affected by factors including but not limited to updates to discount and foreign exchange rates. To limit the Group’s exposure to potential Brazilian reais foreign exchange volatility, the Group has entered into forward exchange contracts, predominantly covering the period up to FY2028. A
0.5
% increase in the discount rate would, in isolation, reduce the provision by approximately US$
100
million.
In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil including in relation to eligibility under, and adherence to, the Settlement Agreement and claims in other jurisdictions, including the outcome of the United Kingdom group action claims, the Australian class action and the claim filed in the Netherlands against Vale and a Dutch subsidiary of Samarco.
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

Samarco

Dam failure related provision and contingencies

In addition to its provisions in relation to the Settlement Agreement as at 30 June 2025, Samarco has recognised a provision of US$0.1 billion (30 June 2024: US$0.4
billion), based on currently available information, in relation to other dam failure related matters to which BHP Brasil is not a party.

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

Samarco has also identified a number of individually immaterial tax-related
uncertainties which have been reflected, where appropriate, in the Group’s share of associate and joint venture contingent liabilities presented in note 32 ‘Contingent liabilities’.

Samarco insurance

Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers’ loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2025, an insurance receivable has not been recognised by Samarco in respect of ongoing matters.

Samarco non-dam failure related provisions and contingent liabilities

The following
non-dam
failure related matters
pre-date
and are unrelated to the Samarco dam failure. Samarco is currently contesting aspects of both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain.

Brazilian Social Contribution Levy

Samarco has received tax assessments for the alleged
non-payment
of Brazilian Social Contribution Levy for the calendar years 2007-2014. Based on its assessment of currently available information as at 30 June 2025, Samarco recognised gross provisions of US$0.4 billion, US$0.2 billion net of US$0.2 billion court deposits paid (30 June 2024: gross provisions of US$0.4 billion, US$0.2 billion net of US$0.2 billion court deposits paid) and has not disclosed contingent liabilities (30 June 2024: contingent liabilities of US$0.2 billion). As at 30 June 2025, BHP Brasil’s 50% share of the impact of the provision recognised by Samarco is reflected in the Group’s equity accounting for Samarco.

Brazilian corporate income tax rate

Samarco has received tax assessments, and disclosed contingent liabilities, for the alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000-2003 and 2007-2014 income years totalling approximately US$1.0 billion (30 June 2024: US$1.0 billion).
Brazilian mining royalties
Samarco has received assessments, and disclosed contingent liabilities, for the alleged
incorrect calculation of Financial Compensation for the Exploitation of Mineral Resources (CFEM) in respect of the period
1998
-2017 totalling approximately US$0.4 billion (30 June 2024: US$0.4 billion).

F-2
0

5 Expenses and other
income

	2025	2024	2023
	US$M	US$M	US$M
Employee benefits expense:
Wages and salaries	5,017	4,633	4,539
Employee share awards	127	112	97
Social security costs	5	5	4
Pension and other post-retirement obligations	399	374	339
Less employee benefits expense classified as exploration and evaluation expenditure	(61)	(49)	(35)
Changes in inventories of finished goods and work in progress	433	(289)	301
Raw materials and consumables used	5,950	6,536	6,710
Freight and transportation	2,029	2,270	2,299
External services	5,726	5,795	4,768
Third-party commodity purchases	1,991	1,977	1,878
Net foreign exchange losses/(gains)	85	23	(197)
Fair value change on derivatives 1	(58)	84	135
Government royalties paid and payable	2,608	3,571	3,841
Exploration and evaluation expenditure incurred and expensed in the current period	346	399	294
Depreciation and amortisation expense	5,540	5,295	5,061
Impairment net of reversals:
Property, plant and equipment	106	3,833	73
Goodwill and other intangible assets	2	57	2
All other operating expenses	2,074	2,124	1,764

Total expenses	32,319	36,750	31,873

Loss/(gain) on disposal of subsidiaries and operations 2	117	(915)	(8)
Other income 3	(485)	(370)	(386)

Total other income	(368)	(1,285)	(394)

1
Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends.

2
Includes impact of fair value remeasurement of Blackwater and Daunia divestment related contingent consideration. FY24 mainly relates to the gain on divestment of Blackwater and Daunia mines. Refer to note 3 ‘Exceptional items’ for further information.

3
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

F-2
1

6 Income tax expense

	2025	2024	2023
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	7,033	7,435	6,690
Deferred tax expense/(benefit)	177	(988)	387

Total taxation expense	7,210	6,447	7,077

	2025	2024	2023
	US$M	US$M	US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	18,353	16,048	21,401

Tax on profit at Australian prima facie tax rate of 30 per cent	5,506	4,814	6,420

Derecognition of deferred tax assets and current year tax losses	1,036	666	526
Tax on remitted and unremitted foreign earnings	354	224	137
Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses 1	78	737	(37)
Foreign exchange adjustments	21	(79)	94
Amounts (over)/under provided in prior years	(57)	(25)	(18)
Recognition of previously unrecognised tax assets	(127)	(110)	(109)
Impact of tax rates applicable outside of Australia	(1,132)	(556)	(558)
Other	451	344	236

Income tax expense	6,130	6,015	6,691

Royalty-related taxation (net of income tax benefit) 2	1,080	432	386

Total taxation expense	7,210	6,447	7,077

1
This item removes the prima facie tax effect on profit/(loss) from equity accounted investments, related impairments and expenses that are net of tax, with the exception of the Samarco forward exchange derivatives described in note 4 ‘Significant events – Samarco dam failure’, which are taxable.

2	Includes the revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill, as presented in note 3 ‘Exceptional items’.
Income tax recognised in other comprehensive income is as follows:

	2025	2024	2023
	US$M	US$M	US$M
Income tax effect of:
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains/(losses) taken to equity	(104)	10	(29)
(Gains)/losses transferred to the income statement	118	(15)	45
Others	–	–	(11)

Income tax credit/(charge) relating to items that may be reclassified subsequently to the income statement	14	(5)	5

Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes	3	(13)	7

Income tax credit/(charge) relating to items that will not be reclassified to the income statement	3	(13)	7

Total income tax credit/(charge) relating to components of other comprehensive income 1	17	(18)	12

1
Included within total income tax relating to components of other comprehensive income is US$17 million relating to deferred taxes and US$ nil relating to current taxes (2024: US$(18) million and US$ nil; 2023: US$12 million and US$ nil).

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
International Tax Reform – Pillar Two Model Rules
The Organisation for Economic
Co-operation
and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting previously published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy, including the implementation of a global minimum tax. The Group has a presence in jurisdictions that have enacted or substantively enacted legislation in relation to the OECD/G20 BEPS Pillar Two model rules, including Australia, where its ultimate parent entity is
 a
tax resident. This effectively brings all jurisdictions in which the Group has a presence into the scope of the rules.
The Group’s current tax expense related to Pillar Two income taxes is US$1 million for the year ended 30 June 2025. The temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 30 June 2025.
The Group continues to monitor and evaluate the domestic implementation of the Pillar Two rules in the jurisdictions in which it operates. The implementation of legislation that is enacted or substantively enacted but not yet in effect is not expected to have a material impact on the Group’s global effective tax rate.

F-2
3

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
Tax and royalty matters with uncertain ou
tco
mes arise in the normal course of business and occur due to changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings.
Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are recognised as current or deferred tax amounts, as appropriate, as at 30 June 2025. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 32 ‘Contingent liabilities’. Details of uncertain tax and royalty matters relating to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’.

Key judgements and estimates
Income tax classification
Judgements
: The Group’s accounting policy for taxation, including royalty-related taxation, requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost.
Deferred tax
Judgements:
Judgement is required in:

•	determining the amount of deferred tax assets to be recognised based on the likely timing and the level of future taxable profits;

•	assessing whether changes in tax regimes or applicable tax rates are substantively enacted at the reporting date;

•
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

F-2
4

7 Earnings per share

	2025	2024	2023
Earnings attributable to BHP shareholders (US$M)	9,019	7,897	12,921
Weighted average number of shares (Million)
- Basic	5,073	5,068	5,064
- Diluted	5,083	5,077	5,073
Earnings per ordinary share (US cents)
- Basic	177.8	155.8	255.2
- Diluted	177.4	155.5	254.7
Headline earnings per ordinary share (US cents)
- Basic	182.4	195.9	256.1
- Diluted	182.0	195.6	255.7
Earnings on American Depositary Shares represent twice the earnings for BHP Group Limited ordinary shares.
Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	2025	2024	2023
	US$M	US$M	US$M
Earnings attributable to BHP shareholders	9,019	7,897	12,921
Adjusted for:
(Gain)/loss on sales of property, plant and equipment, intangibles and investments	(3)	(29)	(9)
Impairments of property, plant and equipment and intangibles net of reversals	154	3,905	75
Loss/(gain) on disposal of subsidiaries and operations	117	(915)	–
Tax effect of above adjustments	(34)	(928)	(17)

Subtotal of adjustments	234	2,033	49

Headline earnings	9,253	9,930	12,970

Diluted headline earnings	9,253	9,930	12,970

Recognition and measurement
Diluted earnings attributable to BHP shareholders are equal to earnings attributable to BHP shareholders.
The calculation of the number of ordinary shares used in the computation of basic earnings per share is the weighted average number of ordinary shares of BHP Group Limited outstanding during the period after deduction of the number of shares held by the BHP Group Limited Employee Equity Trust.
For the purposes of calculating diluted earnings per share, the effect of 10 million dilutive shares has been taken into account for the year ended 30 June 2025 (2024: 9 million shares; 2023: 9 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans for which terms and conditions are described in note 26 ‘Employee share ownership plans’. Diluted earnings per share calculation excludes instruments which are considered antidilutive.
At 30 June 2025, there are no instruments which are considered antidilutive (2024: nil; 2023: nil).

F-2
5

Working capital
8 Trade and other receivables

	2025	2024
	US$M	US$M
Trade receivables	3,081	3,687
Other receivables	1,172	1,652

Total	4,253	5,339

Comprising:
Current	4,116	5,169
Non-current	137	170

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
The 10 largest customers represented 35 per cent (2024: 39 per cent) of total credit risk exposures managed by the Group.
Receivables are deemed to be past due or impaired in accordance with the Group’s terms and conditions. These terms and conditions are determined on a case-by-case
basis with reference to the customer’s credit quality, payment performance and prevailing market conditions. As at 30 June 2025, trade receivables of US$26 million (2024: US$59 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue.
At 30 June 2025, trade receivables are stated net of provisions for expected credit losses of US$2 million (2024: US$1 million).

F-2
6

9 Trade and other payables

	2025	2024
	US$M	US$M
Trade payables	5,082	5,338
Other payables	1,588	1,426

Total	6,670	6,764

Comprising:
Current	6,637	6,719
Non-current	33	45

10 Inventories

	2025	2024	Definitions
	US$M	US$M
Raw materials and consumables	2,677	2,305	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Work in progress	3,186	3,516	Commodities currently in the production process that require further processing by the Group to a saleable form.
Finished goods	1,115	1,218	Commodities ready-for-sale and not requiring further processing by the Group.

Total 1	6,978	7,039

Comprising:			Inventories classified as non-current are not expected to be utilised or sold within 12 months after the reporting date or within the operating cycle of the business.
Current	5,538	5,828
Non-current	1,440	1,211

1
Inventory write-downs of US$243 million were recognised during the year (2024: US$69 million; 2023: US$100 million) and included US$133 million associated with the transition of WAN operations into temporary suspension (2024: nil; 2023: nil). Inventory write-downs of US$18 million made in previous periods were reversed during the year (2024: US$19 million; 2023: US$37 million).

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

F-2
7

Resource assets
11 Property, plant and equipment

	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value – 30 June 2025
At the beginning of the financial year	7,565	34,504	12,227	17,097	236	71,629
Additions 1	28	1,653	1,066	8,703	50	11,500
Remeasurements of index-linked freight contracts 2	–	(210)	–	–	–	(210)
Depreciation for the year	(578)	(4,441)	(410)	–	–	(5,429)
Net impairments for the year 3	(7)	(76)	(23)	–	–	(106)
Disposals	(1)	(19)	–	–	–	(20)
Divestment of subsidiaries and operations	–	(1)	(42)	–	–	(43)
Transfers and other movements	404	5,143	(581)	(5,754)	(76)	(864)

At the end of the financial year 4	7,411	36,553	12,237	20,046	210	76,457

– Cost	15,617	93,385	20,359	22,002	223	151,586
– Accumulated depreciation and impairments	(8,206)	(56,832)	(8,122)	(1,956)	(13)	(75,129)

Net book value – 30 June 2024
At the beginning of the financial year	8,140	36,654	13,304	13,481	239	71,818
Additions 1	27	1,206	795	8,840	58	10,926
Remeasurements of index-linked freight contracts 2	–	230	–	–	–	230
Depreciation for the year	(637)	(4,287)	(264)	–	–	(5,188)
Net impairments for the year 3	(88)	(1,440)	(930)	(1,365)	(10)	(3,833)
Disposals	(1)	(15)	–	–	–	(16)
Divestment of subsidiaries and operations 5	(293)	(1,093)	(23)	(44)	–	(1,453)
Transfers and other movements	417	3,249	(655)	(3,815)	(51)	(855)

At the end of the financial year 4	7,565	34,504	12,227	17,097	236	71,629

– Cost	15,180	86,989	19,900	19,106	1,035	142,210
– Accumulated depreciation and impairments	(7,615)	(52,485)	(7,673)	(2,009)	(799)	(70,581)

1	Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 15 ‘Closure and rehabilitation provisions’.

2	Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 22 ‘Leases’.

3	Refer to note 13 ‘Impairment of non-current assets’ for information on impairments.

4
Includes the carrying value of the Group’s
right-of-use
assets relating to land and buildings and plant and equipment of US$2,653 million (2024: US$2,708 million). Refer to note 22 ‘Leases’ for the movement of the right-of-use
assets.

5	Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024.
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

F-
28

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
In the instance where saleable material is extracted prior to the commissioning of a project/site, sale proceeds are recognised as revenue, with associated costs also recognised in the income statement. On completion of development, all assets included in assets under construction are reclassified within the relevant category of property, plant and equipment according to the nature of the underlying asset and depreciation commences.
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

F-
29

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
and
capitalised exploration
and
evaluation that
are
not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset’s benefits are expected to be used by the Group. The UoP depreciation method is used when the pattern of use is best reflected by production volumes. The Group’s proved and probable reserves for minerals assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset’s useful life. Where this occurs, alternative approaches to determining reserves are applied, to provide a phasing of periodic depreciation charges that better reflects the asset’s expected useful life.
Where assets are dedicated to a mine lease, the useful lives below are subject to the lesser of the asset category’s useful life and the life of the mine lease, unless those assets are readily transferable to another productive mine.
Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not depreciated.

Key estimates
The
determination of useful lives, residual values and depreciation methods involves estimates and assumptions and is reviewed annually. Any changes to useful lives or any other estimates or assumptions, including the expected impact of climate change and the transition to a low-carbon economy, may affect prospective depreciation rates and asset carrying values.
The table below summarises the principal depreciation methods and rates applied to major asset categories by the Group.

Asset category	Plant and equipment
Buildings – Mine related property	UoP based upon reserves, otherwise SL over 25-50 years

Plant and equipment	UoP based upon reserves, otherwise SL over 3-30 years

Mineral rights	UoP based upon reserves

Capitalised exploration, evaluation and development expenditure	UoP based upon reserves
Commitments
The Group’s commitments for capital expenditure
were
US$4,785 million as at 30 June 2025 (2024: US$5,958 million). The Group’s commitments related to leases are included in note 22 ‘Leases’.

F-3
0

12 Intangible assets

	2025			2024
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year	1,341	377	1,718	1,389	221	1,610
Additions	–	160	160	–	101	101
Amortisation for the year	–	(111)	(111)	–	(107)	(107)
Impairments for the year 1	–	(2)	(2)	(50)	(7)	(57)
Disposals	–	(17)	(17)	–	(12)	(12)
Divestment of subsidiaries and operations 2	–	–	–	–	(45)	(45)
Transfers and other movements	–	176	176	2	226	228

At the end of the financial year	1,341	583	1,924	1,341	377	1,718

– Cost	1,391	2,127	3,518	1,391	1,798	3,189
– Accumulated amortisation and impairments	(50)	(1,544)	(1,594)	(50)	(1,421)	(1,471)

1	Refer to note 13 ‘Impairment of non-current assets’ for information on impairments.

2	Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024.
Recognition and measurement
Goodwill
Where the fair value of the consideration paid for a business acquisition exceeds the fair value of the identifiable assets, liabilities and contingent liabilities acquired, the difference is treated as goodwill. Goodwill is not amortised and is measured at cost less any impairment losses.
Other intangibles
The Group capitalises amounts paid for the acquisition of identifiable intangible assets, such as software and licences, where it is considered that they will contribute to future periods through revenue generation or reductions in cost. These assets, classified as finite life intangible assets, are carried in the balance sheet at the fair value of consideration paid (cost) less accumulated amortisation and impairment charges. Intangible assets with finite useful lives are amortised on a straight-line basis over their useful lives. The estimated useful lives are generally no greater than eight years.
Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not amortised.

F-3
1

13 Impairment of
non-current
assets

		2025
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment 1	Total
		US$M	US$M	US$M	US$M
Other	Various	196	2	63	261

Total impairment of non-current assets		196	2	63	261

Western Australia Nickel 2	Group and unallocated	(90)	–	–	(90)

Reversal of impairment		(90)	–	–	(90)

Net impairment of non-current assets		106	2	63	171

		2024
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment	Total
		US$M	US$M	US$M	US$M
Western Australia Nickel	Group and unallocated	3,744	56	–	3,800
Other	Various	89	1	–	90

Total impairment of non-current assets		3,833	57	–	3,890

Reversal of impairment		–	–	–	–

Net impairment of non-current assets		3,833	57	–	3,890

1	Impairment of equity accounted investment is recognised within ‘Profit/(loss) from equity accounted investments, related impairments and expenses’ in the Consolidated Income Statement.
2	Reversal of impairment is recognised as exceptional. Refer to note 3 ‘Exceptional items’ for further information.
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
2

Impairment of
non-current
assets (excluding goodwill)
No material impairment of
non-current
assets for the year ended 30 June 2025.
Impairment of
non-current
assets relating to the year ended 30 June 2024 are detailed below.
Western Australia Nickel
At 30 June 2024, the Group determined the recoverable amount (based on a fair value less costs of disposal methodology, applying discounted cash flow techniques utilising a post-tax real discount rate of 7.5 per cent) of the Western Australia Nickel CGU to be approximately negative
US$600 million including closure provisions. Considering the recoverable amount of individual assets within the CGU, this resulted in an aggregate impairment to property, plant and equipment of US$3,744 million and intangible assets of US$56 million in FY2024. The impairment was driven by oversupply in the global nickel market that saw a sharp decline in forward nickel prices in the short to medium term, escalation in capital costs for Western Australia Nickel, and changes to development plans including the Group’s decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at Western Australia Nickel. The post-impairment carrying value of Western Australia Nickel property, plant and equipment is not material.
Impairment test for goodwill
The carrying amount of goodwill has been allocated to the CGUs, or groups of CGUs, as follows:

Cash generating unit	2025	2024
	US$M	US$M
Copper SA	1,154	1,154
Other	187	187

Total goodwill	1,341	1,341

For the purpose of impairment testing, goodwill has been allocated to CGUs or groups of CGUs, that are expected to benefit from the synergies of previous business combinations, which represent the level at which management will monitor and manage goodwill.

Copper SA goodwill
Impairment test conclusion	The Group performed an impairment test of the Copper SA Group of CGUs, including goodwill, as at 30 June 2025 and an impairment charge was not required.

How did the goodwill arise?	Goodwill of US$1,010 million and US$144 million in relation to the acquisitions of WMC Resources Ltd (2005) and OZ Minerals Ltd (2023), respectively.

Segment	Copper SA is part of the Copper reportable segment.

How were the valuations calculated?	FVLCD methodology using DCF techniques has been applied in determining the recoverable amount of Copper SA.

Significant assumptions and sensitivities
The valuation of Copper SA exceeded its carrying amount by approximately US$10.5 billion (2024: US$8.4 billion) and is most sensitive to changes in copper commodity price, production volumes, operating costs and discount rates. It is considered that there are no reasonably possible changes in these key assumptions that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. The valuation applied a post-tax
real discount rate of 7.0 per cent (2024: 7.0 per cent).

Key judgements and estimates that have been applied in the FVLCD valuation are disclosed further below.

Goodwill held by other CGUs is US$187 million (2024: US$187 million). This represents less than one per cent of net assets at 30 June 2025 (2024: less than one per cent). There was no impairment of other goodwill in the year to 30 June 2025 (2024: US$ nil).

F-3
3

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
All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of an asset or CGU at each reporting date. While no indicators of impairment, or impairment reversal, were identified across the Group’s CGUs at 30 June 2025, the carrying value of the Spence CGU is the most susceptible to changes in the significant estimates outlined below in the next reporting period.
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
flows, including country risk.

F-3
4

14 Deferred tax balances
The movement for the year in the Group’s net deferred tax position is as follows:

	2025	2024	2023
	US$M	US$M	US$M
Net deferred tax (liability)/asset
At the beginning of the financial year	(3,265)	(4,243)	(3,007)
Acquisition of subsidiaries and operations 1	–	–	(867)
Income tax (charge)/credit recorded in the income statement 2,3	(177)	988	(387)
Income tax (charge)/credit recorded directly in equity	(17)	(6)	6
Divestment of subsidiaries and operations	14	(3)	–
Other movements	17	(1)	12

At the end of the financial year	(3,428)	(3,265)	(4,243)

1	Relates to the acquisition of OZL on 2 May 2023.

2	Includes US$1,125 million income tax credit in the year ended 30 June 2024 as a result of an impairment of Western Australia Nickel Assets.

3
Includes US$(283) million revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill. Refer to note 3 ‘Exceptional items’ for more information.

For recognition and measurement of deferred tax assets and liabilities, refer to note 6 ‘Income tax expense’. The temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 30 June 2025.
The composition of the Group’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2025	2024	2025	2024	2025	2024	2023
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation 1	(893)	(756)	5,284	5,221	213	(894)	452
Exploration expenditure	17	14	–	–	(2)	(2)	(2)
Employee benefits	35	23	(477)	(407)	(78)	6	(94)
Closure and rehabilitation	195	155	(1,826)	(1,770)	(96)	(29)	(296)
Other provisions	47	55	(202)	(196)	2	23	4
Deferred income	–	–	(9)	(23)	14	(9)	37
Deferred charges	(31)	(55)	551	522	5	(148)	85
Investments, including foreign tax credits	281	274	516	411	96	(6)	(54)
Foreign exchange gains and losses	(14)	(9)	85	80	9	(115)	42
Tax losses	491	364	(38)	(84)	(80)	40	37
Lease liability 1	23	9	(735)	(730)	(19)	45	(83)
Other	(73)	(7)	357	308	113	101	259

Total	78	67	3,506	3,332	177	(988)	387

1	Includes deferred tax associated with the recognition of right-of-use assets and lease liabilities on adoption of IFRS 16. Refer to note 22 ‘Leases’.
The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2025	2024
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits 1	10,159	9,126
Investments in subsidiaries 2	1,681	1,533
Mineral rights 3	3,224	3,216
Other deductible temporary differences 4	1,965	1,978

Total unrecognised deferred tax assets	17,029	15,853

Unrecognised deferred tax liabilities
Investments in subsidiaries 2	2,349	2,307

Total unrecognised deferred tax liabilities	2,349	2,307

1
At 30 June 2025, the Group had income and capital tax losses with a tax benefit of US$5,621 million (2024: US$5,589 million) and tax credits of US$4,538 million (2024: US$3,537 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits.

F-3
5

The gross amount of tax losses carried forward that have not been recognised is as follows:

Year of expiry	2025	2024
	US$M	US$M
Income tax losses
Not later than one year	14	28
Later than one year and not later than two years	16	10
Later than two years and not later than five years	46	43
Later than five years and not later than 10 years	872	652
Later than 10 years and not later than 20 years	623	1,003
Unlimited	5,752	5,620

	7,323	7,356

Capital tax losses
Not later than one year	–	–
Later than two years and not later than five years	–	–
Unlimited	13,371	13,494

Gross amount of tax losses not recognised	20,694	20,850

Tax effect of total losses not recognised	5,621	5,589

Of the US$4,538 million of tax credits, US$3,566 million expires not later than 10 years (2024: US$2,792 million) and US$972 million expires later than 10 years and not later than 20 years (2024: US$745 million).

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

F-3
6

15 Closure and rehabilitation provisions

	2025	2024
	US$M	US$M
At the beginning of the financial year	9,837	9,887
Capitalised amounts for operating sites:
Change in estimate	548	463
Exchange translation	(61)	(58)
Adjustments charged/(credited) to the income statement:
Change in estimate	112	85
Exchange translation	(11)	(47)
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	510	556
Divestment of subsidiaries and operations 1	–	(652)
Expenditure on closure and rehabilitation activities	(468)	(395)
Other movements	1	(2)

At the end of the financial year	10,468	9,837

Comprising:
Current	662	610
Non-current	9,806	9,227

Operating sites	6,908	6,349
Closed sites	3,560	3,488

1	Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024.
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

Proportion of the Group’s undiscounted forecast cashflows	2025%	2024%
In one year or less	4	3
In more than one year but not more than two years	3	3
In more than two years but not more than five years	10	8
In more than five years but not more than ten years	15	15
In more than ten years	68	71

Total	100	100

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
7

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

Closed sites
Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged to the income statement in the period identified. The amount charged to the income statement, inclusive of exchange translation and remediation costs related to contaminated sites, was US$101 million in the year ended 30 June 2025 (2024: US$38 million; 2023: US$4 million).

Key es
ti
mates
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

•	costs associated with future closure activities

•	the extent and period of post-closure monitoring and maintenance, including water management

•	applicable discount rates

•	the timing of cash fl ow s and ultimate closure of operations
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
Approximately 44 per cent (2024: 52 per cent) of the Group’s total undiscounted forecast cashflows are expected to be incurred after more than 30 years, reflecting the long-lived nature of many of the Group’s operations which have remaining production lives ranging from
4-86
years (2024:
5-87
years). The discount rates applied to the Group’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The discount rates applied to the Group’s closure and rehabilitation provisions were revised during the year to reflect increases in market interest rates. The effect of changes to discount rates was a decrease of approximatively US$340 million in the closure and rehabilitation provision of which US$110 million in respect of closed and contaminated sites was recognised in the income statement.

F-
38

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
Sensitivity
A 0.5 per cent increase in the discount rates applied at 30 June 2025 would result in a decrease to the closure and rehabilitation provision of approximately US$665 million, a decrease in property, plant and equipment of approximately US$443 million in relation to operating sites and an income statement credit of approximately US$222 million in respect of closed and contaminated
sites. In addition, the change would result in a decrease of approximately US$27 million to depreciation expense and a US$29 million increment in net finance costs due to unwind of discount for the year ending 30 June 2026.
Given the long-lived nature of the majority of the Group’s assets, the majority of final closure activities are generally not expected to occur for a significant period of time.
However, a
one-year
acceleration in forecast cash flows of the Group’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$291 million, an increase in property, plant and equipment of US$169 million in relation to operating sites and an income statement charge of US$122 million in respect of closed sites and contaminated
sites.
16 Climate change
The Group recognises that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. Identifying, monitoring and assessing the actual and potential impacts of climate change is complex and the Group continues to assess the actual and potential financial impacts of climate-related risks (threats and opportunities), including the transition to a low-carbon economy and physical risk impacts.
The Group’s current climate change strategy focuses on developing a portfolio of commodities to support the megatrends shaping our world, reducing operational greenhouse gas (GHG) emissions (Scopes 1 and 2 from our operated assets), supporting value chain (Scope 3) GHG emissions reductions, and managing climate-related risks.
Areas of these Financial Statements that may be impacted in connection with this strategy throughout the value creation and delivery cycle of the Group’s operations, include:

Phase	Area of potential Financial Statement impact
Exploration and acquisition	• Portfolio decisions
Development and mining/process and logistics
•   Transition risks and asset carrying values
•   Physical risks and asset carrying values
•   Application of carbon pricing assumptions on asset valuations
•   Acquisition and use of carbon credits
•   Useful economic lives of property, plant and equipment
•   Expenditure on operational decarbonisation

Sales, marketing and procurement	• Expenditure to support value chain decarbonisation
Closure and rehabilitation	• Timing, scope and expected cost of closure and rehabilitation activities
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
levels by the end of the century.
Changes to the Group’s climate change strategy or global decarbonisation trends may impact the Group’s significant judgements and key estimates, and result in material changes to financial results, cash flows and the carrying values of certain assets and liabilities in future reporting periods.

F-
39

Portfolio decisions
Over recent years, the Group has repositioned its portfolio towards commodities that can help enable and support the megatrends of decarbonisation, electrification, digitisation, urbanisation and population growth. Refer to note 2 ‘Revenue’, which presents current and prior year revenue by commodity.
In January 2025, the Group completed the formation of Vicuña Corp, a 50/50 joint venture with Lundin Mining to develop the combined Filo del Sol and Josemaria copper deposits in Argentina and Chile. This transaction aligns with the Group’s strategy to acquire early-stage copper deposits. Vicuña Corp has been recognised as an equity accounted investment; refer to note 29 ‘Investments accounted for using equity method’ for more information.
In April 2025, the Group received approval from the NSW Department of Planning, Housing and Infrastructure to continue mining at New South Wales Energy Coal (NSWEC) for an additional four years, as part of the planned closure of the site in June 2030. The approval provides more certainty to the Group’s employees, the local community, suppliers and local businesses and enables time to continue working collaboratively on the Group’s plans to cease mining and, subject to future approvals, transition the site to its next productive use.
As at 30 June 2025, the potential exposure to further impairment for NSWEC is limited to the book value of PP&E of US$900 million, with the forecast cash flows over the proposed operating period supporting the current carrying value. Further, the useful lives of NSWEC PP&E do not exceed the remaining proposed operating period.
As announced in July 2024, following oversupply in the global nickel market, Nickel West operations and West Musgrave project (Western Australia Nickel or WAN) entered into temporary suspension during FY2025. The Group intends to review the decision to temporarily suspend Western Australia Nickel by February 2027. As part of this review, BHP is assessing the potential divestment of the WAN assets.
Transition risks and asset carrying values
Significant judgements and key estimates in relation to the preparation of these Financial Statements, including asset carrying values and impairment assessments, are impacted by the Group’s current assessment of the range of economic and climate-related conditions that could exist in the world’s transition to a low-carbon economy. For example, demand for the Group’s commodities may decrease due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of a cash generating unit’s (CGU) reserves becoming incapable of extraction in an economically viable fashion. Alternatively, technological or market developments increasing demand for commodities in the portfolio that help enable decarbonisation may have a positive impact on prices for those commodities.
The Group has developed three unique planning cases which comprise the Group’s planning range: a ‘most likely’ base case, used as the basis for judgements and assumptions in these Financial Statements, and an upside case and downside case that provide the range’s boundaries. The three cases reflect proprietary forecasts for the global economy and associated sub-sectors
(i.e. energy, transport, agriculture and steel) and the resulting market outlook for the Group’s core commodities. This planning range implies a projected global average temperature increase of around 2°C by CY2100.
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
The discount rate used in the internal valuations reflects a real post-tax
weighted average cost of capital (WACC), including country and state risk premia where appropriate, which ranges from 7.0 per cent to 9.5 per cent across the Group (2024: 7.0 per cent to 9.5 per cent). Cash flow forecasts used as the basis for impairment testing consider asset specific risks, including physical climate-related risks, and therefore the Group does not apply a separate climate-related risk adjustment in the Group’s WACC.
Further detail on the Group’s significant judgements and estimates that inform the planning range and FY2025 impairment assessments, is included in note 13 ‘Impairment of non-current
assets’.

F-4
0

Carbon pricing assumptions
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
The Group’s base case projections estimate that carbon prices are likely to rise over time, ranging from US$1 to US$199 per tCO2 by FY2030 and US$28 to US$285 by FY2050.
Sensitivity of asset carrying values to a 1.5°C scenario
The Group acknowledges that there are a range of energy transition scenarios, including those that are aligned with the goals of the Paris Agreement, that may indicate different outcomes for individual commodities. The Group periodically performs 1.5°C scenario analysis and associated portfolio resilience testing, with the last update performed in CY2024.
All 1.5°C scenarios require historically unprecedented global annual GHG emission reductions across all sectors, sustained for decades, to stay within a 1.5°C carbon budget (i.e. the total net amount of GHG emissions that can be emitted worldwide to limit global average temperature increase to 1.5°C by CY2100). 1.5°C scenarios generally assume significant electrification efforts which benefit commodities such as copper, nickel and uranium. The value of potash would be expected to increase in 1.5°C scenarios due to assumptions around higher land competition and the need for agricultural productivity. For hard-to-abate sectors, such as steelmaking, 1.5°C scenarios generally make aggressive assumptions including large technological, political and behavioural shifts.
Indicators show the appropriate measures are not in place globally to drive decarbonisation pathways at a pace or scale required to limit the global average temperature increase to 1.5°C above pre-industrial levels (particularly in hard-to-abate sectors, like steelmaking).
However, to provide analysis of the risk of potential impairment under a 1.5°C scenario for assets in commodities associated with a hard-to-abate sector (i.e. steelmaking), the Group has reviewed an external scenario aligned to a global average temperature increase limited to approximately 1.5°C. The scenario used is published by Wood Mackenzie (WM1.5), a research and consultancy business, which highlights the scenario as a challenging target for the steelmaking industry that would require seismic changes to achieve.
WM1.5 is one of many hypothetical pathways for the future based on different assumptions relating to world-wide economies, associated global energy systems and policy landscapes.
The Group considers that it is impracticable to fully assess all potential Financial Statement impacts in scenario analysis. Accordingly, the Group has performed a price-only sensitivity for its steelmaking coal assets which reflects different prices while assuming that all other factors in the asset valuations, such as production and sales volumes, capital and operating expenditures, carbon pricing and the discount rate, remain unchanged from those used in the Group’s FY2025 impairment assessments (other than an assumption that mining operations will cease at the point at which the assets begin to generate negative cash flows).
As such, the sensitivity does not attempt to assess all potential impacts, including those on asset valuations, that may arise under a 1.5°C scenario and does not consider all the actions the Group could take in respect of operating and investment plans to mitigate the cash flow and valuation impacts that may arise in a 1.5°C scenario.
Under WM
1.5
, reflecting the prices outlined below and acknowledging that the Group sees a
1.5
°C temperature outcome as unlikely based on current indicators, a price-only sensitivity would result in an indicative illustrative impairment of approximately US$
2
billion for the Group’s steelmaking coal assets.

Price source	CY2040 Price (real, US$/tonne)	CY2050 Price (real, US$/tonne)
Wood Mackenzie Net Zero (1.5°C) Scenario (July 2025)	171	162
The prices derived from WM1.5 for iron ore do not indicate a risk of impairment for the Group’s iron ore assets under a 1.5°C scenario.

F-4
1

The Group continues to monitor global decarbonisation signposts and updates its planning range, associated price outlooks and cost of carbon assumptions. If such signposts indicate the appropriate measures are in place for achievement of a 1.5°C outcome, this would be reflected in the Group’s planning range.
Physical climate-related risk impacts on asset carrying values
The Group’s operations are exposed to physical climate-related risks. In FY2025, the Group continued to progress studies of physical climate-related risks to better understand the potential impacts on safety, productivity and cost, with the work to continue in FY2026.
The studies consider potential impacts of acute and chronic risks from material climate hazards, which differ based on an operated asset’s geographic region, asset infrastructure and operational processes. The studies are being conducted using a bespoke dataset incorporating latest-generation climate projections for the period CY2026 to CY2085 informed by three Shared Socio-economic Pathway (SSP) scenarios used by the Intergovernmental Panel on Climate Change (IPCC):

•	Low-case: Estimated average global temperature increase of 1.8°C by CY2100 (SSP1-2.6)

•	Mid-case: Estimated average global temperature increase of 2.7°C by CY2100 (SSP2-4.5)

•	High-case: Estimated average global temperature increase of 4.4°C by CY2100 (SSP5-8.5)
The Group’s assessment of physical climate-related risks uses scenarios that differ from the planning range (~2°C increase) and 1.5°C scenarios due to higher temperature outcomes usually being associated with greater physical climate-related risks.
The studies are ongoing and therefore the Group’s consideration of physical climate-related risks, including factors such as potential operational interruptions caused by extreme weather events, includes only the Group’s current best estimates of related potential financial impacts.
Given the complexity of physical climate-related risk modelling and the status of the Group’s ongoing physical risk assessment process, the identification of additional risks and/or the detailed development of the Group’s responses may result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods.
Carbon credits
The Group’s carbon credits, and offsetting strategy is managed at the Group level.
The Group currently acquires carbon credits primarily for regulatory purposes. The Group’s plan is to achieve its FY2030 operational GHG emissions (Scopes 1 and 2 emissions from the Group’s operated assets) target through structural abatement, but if there is an unanticipated shortfall in the pathway to achieve the target, there may be a need to surrender voluntary carbon credits to close the performance gap. The Group will not use regulatory carbon credits when determining whether it has achieved its FY2030 target. The Group may also sell carbon credits, depending on internal use requirements, or originate carbon credits through project development or direct investment.
Acquired carbon credits are recognised as an asset initially at cost and are subsequently subject to impairment and/or net realisable value assessments. Classification of the asset reflects the intended manner of use:

•	Inventory – where the intended use is uncertain or the carbon credit is available for trading purposes (either separately or ‘bundled’ with sale of a commodity) (FY2025: nil, FY2024: nil); or

•	Intangible asset – held for regulatory or voluntary surrender (FY2025: US$19 million, FY2024: US$23 million)
The Group has also recognised a prepayment of US$32 million for the future delivery of carbon credits.
Obligations arising from GHG emission schemes, such as the Australian Safeguard Mechanism are recognised as a liability at the reporting date when the Group has an obligation (FY2025: US$8 million, FY2024: US$17 million).
During FY2025, the Group surrendered approximately US$17 million in carbon credits (~724,000
tCO2-e)
to satisfy Australian operated assets’ FY2024 Safeguard Mechanism obligations (FY2024: US$1 million, 47,000 tCO2-e). There were no voluntary surrenders.

F-4
2

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
A key component of the Group’s operational decarbonisation strategy is the displacement of diesel within the Group’s operations, particularly the haul truck fleet. The Group is supporting the development of new equipment by original equipment manufacturers (OEMs), including entering into partnerships focused on the development and trialling of electric locomotives and haul trucks. In FY2025, the pace of development of some decarbonisation technology has slowed, particularly relating to delays in the displacement of diesel used for materials movement.
The Group’s operational plans continue to assume the progressive replacement of haul trucks and other diesel-powered equipment only at the end of their useful lives in line with the Group’s regular fleet renewal programs. Renewal programs are expected to utilise technology available at the time of the scheduled replacement. As such, expected fleet decarbonisation did not impact the estimated remaining useful lives of the Group’s existing fleet assets in FY2025.
Expenditure on operational decarbonisation
The Group set a medium-term target to reduce its operational GHG emissions (Scopes 1 and 2 from the Group’s operated assets) by at least
 30 per cent from the Group’s FY2020 baseline levels by FY2030 and a long-term goal to achieve net zero operational GHG emissions by CY2050. The FY2020 baseline for the medium-term target and subsequent performance is adjusted for acquisitions, divestments and methodology changes.
Operational decarbonisation activities during FY2025 continued to focus on transitioning the Group’s electricity supply to renewable sources. A significant proportion of the Group’s renewable electricity is currently sourced through power purchase agreements and judgement is required in determining the appropriate accounting treatment of such arrangements. Depending on the specific terms and conditions, power purchase agreements may be recognised as an expense when incurred, a financial derivative or a lease liability, with an associated right of use asset.
In addition to operational expenditure on renewable energy, the Group recognised the following in relation to power purchase agreements as at 30 June 2025:

•	US$43 million of lease liabilities (2024: US$44 million)

•	financial derivatives with a fair value of approximately US$37 million (2024: US$92 million)
Following the slowdown in the pace of development of diesel displacement projects for materials movement, the Group now expects that the majority of expenditure associated with the introduction of diesel displacement technologies will be delayed into the 2030s. Considering these delays, the estimated spend to execute the Group’s operational decarbonisation plans over the decade to FY2030 is US$0.5 billion (reflecting capital expenditure and lease payments).

This amount reflects the incremental cost to facilitate the Group’s reduction in operational GHG emissions.
The Group remains on track to meet its medium-term target to reduce operational GHG emissions by at least 30 per cent by FY2030.
Estimated future cash flows for the Group’s assets include amounts associated with projects aimed at contributing to the achievement of the Group’s medium-term target and long-term goal. These cash flow estimates form the basis of the Group’s impairment assessments as outlined in further detail in note 13 ‘Impairment of non-current
assets’.
All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that further changes in external circumstances and/or any change to the Group’s climate change strategy could materially alter the expected level of expenditure on operational decarbonisation and the associated Financial Statement significant judgements and key estimates.

F-4
3

Expenditure to support value chain decarbonisation
The Group continues to invest, including through partnership with others, in potential GHG emissions reduction opportunities in its value chain through technology innovation and development to support GHG emissions reductions by steelmaking customers and in the maritime industry.
While the Group seeks to influence reduction opportunities, Scope 3 emissions occur outside of the Group’s direct control. Reduction pathways are dependent on the development, and upstream or downstream deployment of, solutions and/or supportive policy and improvements in Scope 3 emissions measurement. Where possible, the financial impact of the Group’s activities in support of the development of Scope 3 emissions reduction pathways is reflected in these Financial Statements. In FY2025, this included expenditure of approximately
US$60 million to support collaborative partnerships, consortiums, research and development and BHP Ventures investments.
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
Given the long-lived nature of the majority of the Group’s assets, many final closure activities are not expected to occur for a significant period of time. However:

•
Acknowledging the wide range of potential energy transition impacts for steelmaking coal demand and the impact of any significant changes in demand on mine lives, for illustrative purposes only, a one-year
change in the mine life of the Group’s steelmaking coal assets would, in isolation, change the closure and rehabilitation provisions for those assets by approximately US$40 million.

•
The Group received approval to continue mining at NSWEC for an additional four years, as part of the planned closure of the site in June 2030. As such, while the provision is subject to estimation and assumptions, the timing of closure is no longer considered materially susceptible to potential long-term climate-related transition risks.

Further, while the Group is evaluating the approach to the closure of NSWEC and potential expenditure relating to an equitable change and transition for its workforce, the Group continues to engage with its employees and the community to understand and develop the most appropriate transition plan. As the Group’s approach is currently under development with impacted parties, it is not yet supported by a detailed, formal plan or commitment and therefore no provision relating to equitable change and transition costs can be recognised as at 30 June 2025.
More detail on the key judgements and estimates impacting the Group’s closure and rehabilitation provisions is presented in note 15 ‘Closure and rehabilitation provisions’.

F-4
4

Capital structure
17 Share capital

	2025 shares	2024 shares	2023 shares
Share capital issued - BHP Group Limited
Opening number of shares	5,071,530,817	5,065,820,556	5,062,323,190
Issue of shares	4,461,418	5,710,261	3,497,366
Purchase of shares by ESOP Trusts	(4,438,680)	(5,687,667)	(6,442,571)
Employee share awards exercised following vesting	4,994,832	5,841,767	6,081,843
Movement in treasury shares under Employee Share Plans	(556,152)	(154,100)	360,728

Closing number of shares	5,075,992,235	5,071,530,817	5,065,820,556

Comprising:
Shares held by the public	5,075,290,713	5,070,273,143	5,064,408,782
Treasury shares	701,522	1,257,674	1,411,774
In August 2024, BHP Group Limited issued 2,370,371 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Solium Nominees (Australia) Pty Ltd at A$40.84 per share (2024: 2,919,231 fully paid ordinary shares issued at A$43.52 per share in August 2023; 2023: 3,497,366 fully paid ordinary shares issued at A$40.51 per share in August 2022) and in April 2025, BHP Group Limited issued 2,091,047 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Computershare Nominees CI Ltd at A$39.62 per share (2024: 2,791,030 fully paid ordinary shares issued at A$43.79 per share in March 2024) to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.
Share capital of BHP Group Limited at 30 June 2025 is composed of the following categories of shares:

Ordinary shares fully paid	Treasury shares
Each fully paid ordinary share of BHP Group Limited carries the right to one vote at a meeting of the Company.	Treasury shares are fully paid ordinary shares of BHP Group Limited that are held by the ESOP Trusts for the purpose of issuing shares to employees under the Group’s Employee Share Plans. Treasury shares are recognised at cost and deducted from equity, net of any income tax effects. When the treasury shares are subsequently sold or reissued, any consideration received, net of any directly attributable costs and income tax effects, is recognised as an increase in equity. Any difference between the carrying amount and the consideration, if reissued, is recognised in retained earnings.

F-4
5

18 Other equity

	2025	2024	2023	Recognition and measurement
	US$M	US$M	US$M
Common control reserve	(1,603)	(1,603)	(1,603)	The common control reserve arose on unification of the Group’s corporate structure in FY2022 and represents the residual on consolidation between BHP Group Ltd’s investment in BHP Group Plc (now known as BHP Group (UK) Ltd) and BHP Group Plc’s share capital, share premium and capital redemption reserve at the time of unification.
Employee share awards reserve	188	166	171
The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.
Once exercised, the difference between the accumulated fair value of the awards and their historical on-market
purchase price is recognised in retained earnings.

Cash flow hedge reserve	(16)	27	10	The cash flow hedge reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial
				hedged items. The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge relationship.
Cost of hedging reserve	4	(7)	(1)	The cost of hedging reserve represents the recognition of certain costs of hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement.
Foreign currency translation reserve	(14)	(14)	(14)	The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars.
Equity investments reserve	2	(21)	9	The equity investment reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to retained earnings.
Non-controlling interest contribution reserve	1,437	1,437	1,441	The
non-controlling
interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling
				interests.

Total reserves	(2)	(15)	13

Summarised financial information relating to each of the Group’s subsidiaries with non-controlling
interests (NCI) that are significant to the Group is shown below:

	2025			2024
US$M	Minera Escondida Limitada	Other individually immaterial subsidiaries	Total	Minera Escondida Limitada	Other individually immaterial subsidiaries	Total
Group share (per cent)	57.5			57.5

Current assets	3,630			3,683
Non-current assets	13,939			12,639
Current liabilities	(2,074)			(2,484)
Non-current liabilities	(5,917)			(4,989)

Net assets	9,578			8,849

Net assets attributable to NCI	4,071	482	4,553	3,761	548	4,309

Revenue	13,177			10,013
Profit after taxation	4,237			2,894
Other comprehensive income	(9)			13

Total comprehensive income	4,228			2,907

Profit after taxation attributable to NCI	1,801	323	2,124	1,230	474	1,704
Other comprehensive income attributable to NCI	(4)	(1)	(5)	6	(2)	4

Net operating cash flow	6,263			4,180
Net investing cash flow	(2,390)			(1,806)
Net financing cash flow	(3,413)			(2,415)

Dividends paid to NCI	1,488	385	1,873	993	431	1,424

While the Group controls Minera Escondida Limitada, the
non-controlling
interests hold certain protective rights that restrict the Group’s ability to sell assets held by Minera Escondida Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling
interests.

F-4
6

19 Dividends

	Year ended 30 June 2025		Year ended 30 June 2024		Year ended 30 June 2023
	Per share	Total	Per share	Total	Per share	Total
	US cents	US$M	US cents	US$M	US cents	US$M
Dividends paid during the period
Prior year final dividend	74	3,749	80	4,065	175	8,858
Interim dividend	50	2,537	72	3,647	90	4,562

	124	6,286	152	7,712	265	13,420

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses between the record date and the payment date of equity distributions. Proceeds of US$107 million were received on derivative instruments as part of the funding of the dividend paid during the period and disclosed in ‘Proceeds from cash management related instruments’ in the Consolidated Cash Flow Statement.
Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share.
Dividends are determined after
period-end
and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September or October. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end,
on 19 August 2025, BHP Group Limited determined a final dividend of 60 US cents per share (US$3,045 million), which will be paid on
2
5 September 2025 (30 June 2024: final dividend of 74 US cents per share – US$3,752 million; 30 June 2023: final dividend of 80 US cents per share – US$4,052 million).
BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2025	2024	2023
	US$M	US$M	US$M
Franking credits as at 30 June	10,089	9,165	7,953
Franking credits arising on the future (refund)/payment of taxes relating to the period	(275)	83	(261)

Total franking credits available 1	9,814	9,248	7,692

1	The payment of the final 2025 dividend determined after 30 June 2025 will reduce the franking account balance by US$ 1,305 million.
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

	2025	2024
	US$M	US$M
At the beginning of the financial year	710	769
Dividends determined	6,286	7,712
Charge/(credit) for the year:
Underlying	185	180
Discounting	7	2
Exchange variations	103	(42)
Released during the year	(73)	(120)
Utilisation	(90)	(92)
Dividends paid	(6,403)	(7,675)
Transfers and other movements	(19)	(24)

At the end of the financial year	706	710

Comprising:
Current	310	220
Non-current	396	490

F-4
7

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
Under IFRS 16/AASB 16 ‘Leases’, certain vessel lease contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities.

	2025		2024
US$M	Current	Non-current	Current	Non-current
Interest bearing liabilities
Bank loans	40	3,691	540	2,070
Notes and debentures	1,316	16,337	848	14,084
Lease liabilities	641	2,312	686	2,430
Bank overdraft and short-term borrowings	1	–	3	–
Other	20	138	7	50

Total interest bearing liabilities	2,018	22,478	2,084	18,634

Less: Lease liability associated with index-linked freight contracts	185	148	267	244

Less: Cash and cash equivalents
Cash	7,244	–	8,150	–
Short-term deposits	4,650	–	4,351	–

Less: Total cash and cash equivalents	11,894	–	12,501	–

Less: Derivatives included in net debt
Net debt management related instruments 1	13	(608)	(171)	(1,224)
Net cash management related instruments 2	(60)	–	(19)	–

Less: Total derivatives included in net debt	(47)	(608)	(190)	(1,224)

Net debt		12,924		9,120

Net assets		52,218		49,120

Gearing		19.8%		15.7%

1	Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities.

2	Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.
Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2025	2024	2023
	US$M	US$M	US$M
Total cash and cash equivalents	11,894	12,501	12,428
Bank overdrafts and short-term borrowings	(1)	(3)	(5)

Total cash and cash equivalents, net of overdrafts	11,893	12,498	12,423

Cash and cash equivalents includes US$125 million (2024: US$112 million) restricted by legal or contractual arrangements.
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
Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies:

	Interest bearing liabilities		Cash and cash equivalents
	2025	2024	2025	2024
	US$M	US$M	US$M	US$M
USD	19,292	15,203	4,507	4,445
EUR	2,505	2,440	8	5
AUD	1,163	1,265	3,611	3,840
GBP	1,080	1,613	25	711
CAD	3	5	3,369	3,259
Other	453	192	374	241

Total	24,496	20,718	11,894	12,501

F-
48

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
outlook stable (long-term/short-term). The Group’s Fitch rating has remained at A/F1 outlook stable (long-term/short-term).
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
Standby arrangements and unused credit facilities
The Group’s US$5.5 billion committed revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2025, US$

nil commercial paper was drawn (2024: US$ nil). The facility was refinanced on 10 July 2025 and has a
5-year maturity, with two one-year extension options. A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.
Maturity profile of financial liabilities
The maturity profile of the Group’s financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows:

2025 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other financial liabilities	Obligations under lease liabilities 1	Trade and other payables 2	Total
Due for payment:
In one year or less or on demand	1,380	1,062	129	214	787	6,547	10,119
In more than one year but not more than two years	1,757	960	56	82	603	11	3,469
In more than two years but not more than five years	7,316	2,267	151	253	938	19	10,944
In more than five years	11,959	4,751	1,229	–	1,665	3	19,607

Total	22,412	9,040	1,565	549	3,993	6,580	44,139

Carrying amount	21,543	–	1,056	522	2,953	6,580	32,654

2024 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other financial liabilities	Obligations under lease liabilities 1	Trade and other payables 2	Total
Due for payment:
In one year or less or on demand	1,402	884	485	333	836	6,618	10,558
In more than one year but not more than two years	1,362	827	171	67	591	15	3,033
In more than two years but not more than five years	4,960	1,923	377	233	1,012	27	8,532
In more than five years	10,999	4,784	1,131	163	1,761	3	18,841

Total	18,723	8,418	2,164	796	4,200	6,663	40,964

Carrying amount	17,602	–	1,513	758	3,116	6,663	29,652

1	Lease liabilities due for payment in more than five years includes US$820 million (2024: US$738 million) due for payment in more than ten years.

2	Excludes input taxes of US$90 million (2024: US$101 million) included in other payables.

F-
49

22 Leases
Movements in the Group’s lease liabilities during the year are as follows:

	2025	2024
	US$M	US$M
At the beginning of the financial year	3,116	3,019
Additions	870	593
Remeasurements of index-linked freight contracts	(297)	230
Lease payments	(881)	(837)
Foreign exchange movement	(13)	(16)
Amortisation of discounting	169	181
Divestment of subsidiaries and operations 1	–	(60)
Transfers and other movements	(11)	6

At the end of the financial year	2,953	3,116

Comprising:
Current liabilities	641	686
Non-current liabilities	2,312	2,430

1	Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024.
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
Refer to note 21 ‘Net debt’ for maturity profile of lease liabilities based on the undiscounted contractual amounts.
At 30 June 2025, commitments for leases not yet commenced based on undiscounted contractual amounts were US$844 million (2024: US$1,170 million).

F-5
0

Movements in the Group’s
right-of-use
assets during the year are as follows:

	2025			2024
	Land and buildings	Plant and equipment	Total	Land and buildings	Plant and equipment	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year	490	2,218	2,708	573	2,236	2,809
Additions	26	844	870	26	567	593
Remeasurements of index-linked freight contracts	–	(210)	(210)	–	230	230
Depreciation expensed during the period	(75)	(642)	(717)	(79)	(638)	(717)
Impairments for the year	–	–	–	–	(140)	(140)
Divestment of subsidiaries and operations 1	–	–	–	(30)	(40)	(70)
Transfers and other movements	(2)	4	2	–	3	3

At the end of the financial year	439	2,214	2,653	490	2,218	2,708

– Cost	764	4,690	5,454	742	4,479	5,221
– Accumulated depreciation and impairments	(325)	(2,476)	(2,801)	(252)	(2,261)	(2,513)

1	Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024.
Right-of-use
assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 ‘Property, plant and equipment’.
Amounts recorded in the income statement and the cash flow statement for the year were:

	2025	2024	2023	Included within
	US$M	US$M	US$M
Income statement
Depreciation of right-of-use assets	717	717	533	Profit from operations
Short-term, low-value and variable lease costs 1	844	916	795	Profit from operations
Interest on lease liabilities	169	181	130	Financial expenses
Cash flow statement
Principal lease payments	712	656	576	Cash flows from financing activities
Lease interest payments	169	181	130	Cash flows from operating activities

1
Relates to US$777 million of variable lease costs (2024: US$792 million; 2023: US$714 million), US$43 million of short-term lease costs (2024: US$96 million; 2023: US$47 million) and US$24 million of low-value
lease costs (2024: US$28 million; 2023: US$34 million). Variable lease costs include contracts for hire of mining service equipment, drill rigs and transportation services. These contracts contain variable lease payments based on usage and asset performance.

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

F-5
1

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
non-lease
components.
23 Net finance
costs

	2025	2024	2023
	US$M	US$M	US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	1,325	1,467	997
Interest capitalised at 5.97% (2024: 6.82%; 2023: 5.71%) 1	(595)	(530)	(271)
Interest on lease liabilities	169	181	130
Discounting on provisions and other liabilities	975	1,064	1,293
Other gains and losses:
Fair value change on hedged loans	263	(214)	(803)
Fair value change on hedging derivatives	(290)	188	691
Exchange variations on net debt	(94)	27	9
Other	18	15	14

Total financial expenses	1,771	2,198	2,060

Financial income
Interest income	(603)	(709)	(529)
Other	(57)	–	–

Total financial income	(660)	(709)	(529)

Net finance costs	1,111	1,489	1,531

1
Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$179 million (2024: US$159 million; 2023: US$81 million).

Recognition and measurement
Interest income is accrued using the effective interest rate method. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets.

F-5
2

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
The majority of the Group’s debt is issued at fixed interest rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2025, 98 per cent of the Group’s borrowings were exposed to floating interest rates inclusive of the effect of swaps (2024: 97 per cent).
The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy in section 24.4 ‘Derivatives and hedge accounting’.
Based on the net debt position as at 30 June 2025, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the Secured Overnight Financing Rate (SOFR) interest rate will decrease the Group’s equity and profit after taxation by US$72 million (2024: decrease of US$47 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year.

F-5
3

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
The following table shows the carrying values of financial assets and liabilities at the end of the reporting period denominated in currencies other than the US dollar that are exposed to foreign currency risk:

Net financial (liabilities)/assets - by currency of denomination	2025	2024
	US$M	US$M
AUD	(4,181)	(3,850)
CLP	(924)	(150)
CAD	(361)	(543)
EUR	(89)	239
GBP	(28)	323
BRL	337	(29)
Other	123	72

Total	(5,123)	(3,938)

The principal
non-functional
currencies to which the Group is exposed are the Australian dollar, the Canadian dollar, the Chilean peso, the Pound sterling, the Brazilian real and the Euro. Based on the Group’s net financial assets and liabilities as at 30 June 2025, a weakening of the US dollar against these currencies (
one
cent strengthening in Australian dollar,
one
cent strengthening in Canadian dollar, 10 pesos strengthening in Chilean peso, one
penny strengthening in Pound sterling,
one
centavo strengthening in Brazilian real and
one
cent strengthening in Euro), with all other variables held constant, would decrease the Group’s equity and profit after taxation by US$29 million (2024: decrease of US$
17
million).

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
Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with net liabilities at fair value of US$1 million (2024: net liabilities of US$42 million).
Other financial assets at fair value includes US$122 million (2024: US$195 million) in relation to amounts receivable for the divestment of the Blackwater and Daunia mines which are contingent on future realised coal prices. A 10 per cent change in the coal realised price used in the valuation model, with all other factors held constant, would increase or decrease profit after taxation by approximately US$60 million.
Provisionally priced commodity sales and purchases contracts
Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit or loss using Level 2 valuation inputs based on forecast prices in the quotation period. The Group’s exposure at 30 June 2025 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper.
The Group had 419 thousand tonnes of copper exposure as at 30 June 2025 (2024: 428 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2026. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$268 million (2024: US$299 million).
The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices.

F-5
4

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

F-5
5

24.3 Financial assets and liabilities
The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level 1	IFRS 9 Classification	2025 US$M	2024 US$M
Current cross currency and interest rate swaps 2	2	Fair value through profit or loss	13	5
Current other derivative contracts 3	2,3	Fair value through profit or loss	275	118
Current other financial assets 4		Amortised cost	236	234
Current other investments 5	1,2	Fair value through profit or loss	37	24
Non-current cross currency and interest rate swaps 2	2	Fair value through profit or loss	448	113
Non-current other derivative contracts 3	2,3	Fair value through profit or loss	158	103
Non-current other financial assets 6	3	Fair value through profit or loss	122	195
Non-current other financial assets 4,7		Amortised cost	191	398
Non-current investment in shares	1,3	Fair value through other comprehensive income	64	201
Non-current other investments 5	1,2	Fair value through profit or loss	139	219

Total other financial assets			1,683	1,610
Cash and cash equivalents		Amortised cost	11,894	12,501
Trade and other receivables 8		Amortised cost	1,195	1,597
Provisionally priced trade receivables	2	Fair value through profit or loss	2,581	3,250

Total financial assets			17,353	18,958

Non-financial assets			91,437	83,404

Total assets			108,790	102,362

Current cross currency and interest rate swaps 2	2	Fair value through profit or loss	–	176
Current other derivative contracts	2	Fair value through profit or loss	130	241
Current other financial liabilities 9		Amortised cost	84	95
Non-current cross currency and interest rate swaps 2	2	Fair value through profit or loss	1,056	1,337
Non-current other derivative contracts	2	Fair value through profit or loss	–	54
Non-current other financial liabilities 9		Amortised cost	308	368

Total other financial liabilities			1,578	2,271
Trade and other payables 10		Amortised cost	6,087	6,049
Provisionally priced trade payables	2	Fair value through profit or loss	493	614
Bank overdrafts and short-term borrowings 11		Amortised cost	1	3
Bank loans 11		Amortised cost	3,731	2,610
Notes and debentures 11		Amortised cost	17,653	14,932
Lease liabilities 12			2,953	3,116
Other 11		Amortised cost	158	57

Total financial liabilities			32,654	29,652

Non-financial liabilities			23,918	23,590

Total liabilities			56,572	53,242

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

3	Includes net other derivative assets of US$37 million related to power purchase contract agreements that are categorised as Level 3 (2024: US$92 million).

4	Includes deferred consideration of US$280 million in relation to the divestment of the Blackwater and Daunia mines completed on 2 April 2024 (2024: US$495 million).

5
Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$176 million (2024: US$243 million) of which other investments (mainly US Treasury Notes) of US$105 million is categorised as Level 1 (2024: US$134 million).

6	Includes receivables contingent on future realised coal price of US$122 million (2024: US$195 million).

7
Includes Senior notes of US$147 million (2024: US$137 million) relating to Samarco with a maturity date of 30 June 2031. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

8	Excludes input taxes of US$477 million (2024: US$492 million) included in other receivables.

9	Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations.

10	Excludes input taxes of US$90 million (2024: US$101 million) included in other payables.

11	All interest bearing liabilities, excluding lease liabilities, are unsecured.

12	Lease liabilities are measured in accordance with IFRS 16/AASB 16 ‘Leases’.
The carrying amounts in the table above generally approximate to fair value. In the case of US$525 million (2024: US$532 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2025 was US$541 million (2024: US$538 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.
For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

F-5
6

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

•	The hedged value of notes and debentures includes their carrying amounts adjusted for the offsetting derivative fair value movements due to foreign currency and interest rate risk remeasurement.

			Fair value of derivatives
2025 US$M	Carrying amount of hedged loans, notes and debentures	De- designated hedges 1	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement 2	Accrued and other cash flows	Total	Hedged value of loans, notes and debentures 3
	A	B	C	D	E	F	G	H	C to H	A + B + C + D
USD	15,120	49	–	249	–	–	(19)	(51)	179	15,418
GBP	1,062	40	251	258	(19)	5	(64)	37	468	1,611
EUR	2,481	97	122	50	41	(11)	(51)	(203)	(52)	2,750

Total	18,663	186	373	557	22	(6)	(134)	(217)	595	19,779

			Fair value of derivatives
2024 US$M	Carrying amount of notes and debentures	De- designated hedges 1	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement 2	Accrued and other cash flows	Total	Hedged value of notes and debentures 3
	A	B	C	D	E	F	G	H	C to H	A + B + C + D
USD	10,928	52	–	446	–	–	–	6	452	11,426
GBP	1,595	43	521	204	(13)	3	(72)	30	673	2,363
EUR	2,409	125	367	134	(27)	7	2	(213)	270	3,035

Total	14,932	220	888	784	(40)	10	(70)	(177)	1,395	16,824

1	Includes accumulated fair value adjustments on de-designated hedges which are amortised to the income statement over the period to the hedged item’s maturity.

2	Predominantly related to ineffectiveness.

3	Includes US$525 million (2024: US$532 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship.

F-
57

The weighted average interest rate payable is USD SOFR +1.30 per cent (2024: USD SOFR +1.40 per cent). Refer to note 23 ‘Net finance costs’ for details of net finance costs for the year.
Movements in reserves relating to hedge accounting
The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note 18 ‘Other equity’.

2025 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	40	(13)	27	(10)	3	(7)	20
Add: Change in fair value of hedging instrument recognised in OCI	330	(99)	231	16	(5)	11	242
Less: Reclassified from reserves to financial expenses – recognised through OCI	(392)	118	(274)	–	–	–	(274)

At the end of the financial year	(22)	6	(16)	6	(2)	4	(12)

2024 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	15	(5)	10	(1)	–	(1)	9
Add: Change in fair value of hedging instrument recognised in OCI	(24)	7	(17)	(9)	3	(6)	(23)
Less: Reclassified from reserves to financial expenses – recognised through OCI	49	(15)	34	–	–	–	34

At the end of the financial year	40	(13)	27	(10)	3	(7)	20

Changes in interest bearing liabilities and related derivatives resulting from financing activities
The movement in the year in the Group’s interest bearing liabilities and related derivatives are as follows:

	Interest bearing liabilities					Derivatives (assets)/ liabilities
2025 US$M	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,610	14,932	3,116	3	57	1,395
Proceeds from interest bearing liabilities	1,150	2,979	–	–	–	–	4,129
Settlements of debt related instruments	–	–	–	–	–	(147)	(147)
Repayment of interest bearing liabilities	(40)	(894)	(712)	–	(29)	–	(1,675)

Change from Net financing cash flows	1,110	2,085	(712)	–	(29)	(147)	2,307

Other movements:
Interest rate impacts	11	252	–	–	–	(265)
Foreign exchange impacts	7	369	(13)	–	–	(369)
Lease additions	–	–	870	–	–	–
Remeasurement of index-linked freight contracts	–	–	(297)	–	–	–
Other interest bearing liabilities/derivative related changes	(7)	15	(11)	(2)	130	(19)

At the end of the financial year	3,731	17,653	2,953	1	158	595

	Interest bearing liabilities					Derivatives (assets)/ liabilities
2024 US$M	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	7,502	11,819	3,019	5	–	1,572
Proceeds from interest bearing liabilities	400	4,691	–	–	–	–	5,091
Settlements of debt related instruments	–	–	–	–	–	(321)	(321)
Repayment of interest bearing liabilities	(5,319)	(1,338)	(656)	–	(14)	–	(7,327)

Change from Net financing cash flows	(4,919)	3,353	(656)	–	(14)	(321)	(2,557)

Other movements:
Divestment of subsidiaries and operations	–	–	(60)	–	–	–
Interest rate impacts	–	(214)	–	–	–	188
Foreign exchange impacts	24	(35)	(16)	–	–	35
Lease additions	–	–	593	–	–	–
Remeasurement of index-linked freight contracts	–	–	230	–	–	–
Other interest bearing liabilities/derivative related changes	3	9	6	(2)	71	(79)

At the end of the financial year	2,610	14,932	3,116	3	57	1,395

F-
58

Employee matters
25 Key management personnel
Key management personnel compensation comprises:

	2025	2024	2023
	US$	US$	US$
Short-term employee benefits	12,794,925	12,687,272	13,599,217
Post-employment benefits	589,573	634,005	659,020
Share-based payments	10,569,238	11,143,944	11,455,666

Total	23,953,736	24,465,221	25,713,903

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are
Non-executive
Directors, the CEO, the Chief Financial Officer, the President Australia and the President Americas.
Transactions and outstanding loans/amounts with key management personnel
There were no purchases by key management personnel from the Group during FY2025 (2024: US$ nil; 2023: US$ nil).
There were no amounts payable by key management personnel at 30 June 2025 (2024: US$ nil; 2023: US$ nil).
There were no loans receivable from or payable to key management personnel at 30 June 2025 (2024: US$ nil; 2023: US$ nil).
Transactions with personally related entities
A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2025 (2024: US$ nil; 2023: US$ nil).
For more information on remuneration and transactions with key management personnel, refer to the Remuneration Report under Governance.
26 Employee share ownership plans
Awards, in the form of the right to receive ordinary shares in BHP Group Limited have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Long Term Incentive Plan (LTIP), Management Award Plan (MAP) and the
all-employee
share plan, Shareplus.
Some awards are eligible to receive a Dividend Equivalent Payment (DEP) which is paid as either a cash payment, or the equivalent value awarded in shares, equal to the dividend amount that would have been earned on the underlying shares awarded. DEP is paid/allocated once the underlying shares are allocated or transferred to plan participants. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation in the share capital of BHP Group Limited.

F-
59

The table below provides a description of each of the plans.

Plan	CDP	LTIP and MAP	Shareplus
Type	Short and long term incentive	Long term incentive	All-employee share purchase plan

Overview
The CDP is an annual cash and equity-based incentive plan for Executive KMP and members of the Executive Leadership Team who are not Executive KMP.

CDP awards are split into three equal parts - a cash component paid annually, and two awards
of deferred rights to receive BHP Group Limited shares subject to service conditions and a holistic review of performance.

The
two awards
of deferred rights are the equivalent value of the CDP cash award, vesting between two
and
five
years respectively. Awards of deferred rights may also be granted to members of the Executive Leadership Team as additional retention awards with vesting periods of up to five years.

The LTIP is a long term incentive plan for Executive KMP and members of the Executive Leadership Team, who are not Executive KMP. Awards are granted annually and delivered in performance rights, which are conditional rights to receive BHP shares. Awards vest after five years, subject to service and performance conditions.

The MAP is a long term incentive plan for BHP senior management who are not Executive KMP. The number of share rights awarded is determined by a participant’s role and grade and generally vest in three years. Awards of share rights may also be granted to members of the Executive Leadership Team as additional retention awards with vesting periods of between one and five years.
Employees may contribute up to US$
5,000
to acquire shares in any plan year. On the third anniversary of the start of a plan year, the Group will match the number of acquired shares still held by the participant.

Vesting conditions	Service conditions only for the
two-year
award. Vesting of the four-year awards are subject to service and individual performance conditions. Vesting of the five-year awards are subject to a service condition and underpinned by a holistic review of performance encompassing safety and sustainability including climate, financial, corporate governance and conduct at the end of the five-year period.
LTIP: Service and performance conditions.

From FY2023 BHP’s performance is assessed over the five-year period against the relative Total Shareholder Return (TSR) of two comparator groups - Morgan Stanley Capital International (MSCI) market indices, the MSCI World Metals and Mining Index (‘Sector Group TSR’) and the MSCI World Index (‘World TSR’). The Sector Group TSR determines the vesting of 67 per cent of the awards, while performance relative to the World TSR determines the vesting of 33 per cent of the awards. For awards granted prior to FY2023, TSR performance relative to a bespoke sector peer group and the MSCI World Index determines the vesting of 67 per cent and 33 per cent of the award, respectively.

25 per cent of the award will vest where BHP’s TSR is equal to the median TSR of the relevant comparator group(s), as measured over the five-year performance period. Where TSR is below the median, awards will not vest. Vesting occurs on a sliding scale when BHP’s TSR is between the median TSR of the relevant comparator group(s) up to a nominated level of TSR outperformance over the relevant comparator group(s), as determined by the Committee, above which 100 per cent of the award will vest.

Vesting of LTIP awards is underpinned by a holistic performance review of safety, sustainability, financials, corporate governance and conduct at the end of the five-year performance period.

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

F-6
0

Employee share awards

2025	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Weighted average remaining contractual life (years)	Weighted average share price at exercise date
CDP awards	1,211,489	386,252	206,336	43,114	1,348,291	1.8	A$42.47
LTIP awards	2,425,706	658,392	204,151	282,324	2,597,623	2.2	A$42.10
MAP awards 1	5,987,197	2,419,935	2,135,906	560,361	5,710,865	1.2	A$41.08
Shareplus	4,512,886	4,669,013	2,485,511	539,913	6,156,475	1.3	A$35.69

1	There were 10,214 awards vested and exercisable at the end of the financial year.
Fair value and assumptions in the calculation of fair value for awards issued

2025	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
CDP awards	29.53	n/a	2-5 years	A$43.40	n/a	n/a
LTIP awards	17.49	4.17%	5 years	A$43.40	33.70%	n/a
MAP awards 1	26.47	n/a	1-3 years	A$44.58/A$36.37	n/a	4.95%
Shareplus	21.55	n/a	3 years	A$40.25	n/a	5.28%

1	Includes MAP awards granted on 4 October 2024 and 14 April 2025.
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

F-6
1

27 Employee benefits, restructuring and post-retirement employee benefits provisions

	2025	2024
	US$M	US$M
Employee benefits 1	1,879	1,698
Restructuring 2	83	45
Post-retirement employee benefits 3	336	300

Total provisions	2,298	2,043

Comprising:
Current	1,893	1,677
Non-current	405	366

2025	Employee benefits	Restructuring	Post- retirement employee benefits 3	Total
	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,698	45	300	2,043
Charge/(credit) for the year:
Underlying	1,511	275	56	1,842
Discounting	–	–	28	28
Yield on defined benefit scheme assets	–	–	(11)	(11)
Exchange variations	(11)	–	5	(6)
Released during the year	(5)	(13)	–	(18)
Remeasurement losses taken to retained earnings	–	–	8	8
Utilisation	(1,314)	(224)	(51)	(1,589)
Transfers and other movements	–	–	1	1

At the end of the financial year	1,879	83	336	2,298

1	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

2	Total restructuring provisions include provisions for terminations and office closures.

3
The net liability recognised in the Consolidated Balance Sheet includes US$127 million present value of funded defined benefits pension obligation (2024: US$142 million) offset by fair value of defined benefit scheme assets US$134 million (2024: US$147 million), US$67 million present value of unfunded defined pension and post-retirement medical benefits obligation (2024: US$63 million) and US$276 million unfunded post-employment benefits obligation in Chile (2024: US$242 million).

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
2

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

For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$395 million during the financial year (2024: US$368 million; 2023: US$358 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

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
3

Group and related party information
28 Subsidiaries
Significant subsidiaries of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s interest in the subsidiaries’ results are listed in the table below. For a list of the Group’s subsidiaries, refer to Exhibit 8.1 – List of Subsidiaries.

			Group’s interest
Significant subsidiaries	Country of incorporation	Principal activity	2025%	2024%
Coal
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Copper
BHP Olympic Dam Corporation Pty Ltd	Australia	Copper, uranium and gold mining	100	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Minera Escondida Ltda 1	Chile	Copper mining	57.5	57.5
Minera Spence SA	Chile	Copper mining	100	100
OZ Minerals Carrapateena Pty Ltd	Australia	Copper and gold mining	100	100
OZ Minerals Prominent Hill Operations Pty Ltd	Australia	Copper and gold mining	100	100
Iron Ore
BHP Iron Ore (Jimblebar) Pty Ltd 2	Australia	Iron ore mining	85	85
BHP Iron Ore Pty Ltd	Australia	Service company	100	100
BHP (Towage Services) Pty Ltd	Australia	Towing services	100	100
Marketing
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Asia Pte Ltd	Singapore	Marketing support and other services	100	100
Group and Unallocated
BHP Billiton Finance B.V.	The Netherlands	Finance	100	100
BHP Billiton Finance Limited	Australia	Finance	100	100
BHP Billiton Finance (USA) Limited	Australia	Finance	100	100
BHP Canada Inc.	Canada	Potash development	100	100
BHP Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Nickel West Pty Ltd 3	Australia	Nickel mining, smelting, refining and administrative services	100	100
OZ Minerals Musgrave Operations Pty Ltd 3	Australia	Nickel and copper development	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

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

3	The Nickel West operations and the West Musgrave project both transitioned into temporary suspension in December 2024.

F-6
4

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

Significant associates and joint ventures	Country of incorporation/ principal place of business	Associate or joint venture	Principal activity	Reporting date	Ownership interest
					2025%	2024%
Compañía Minera Antamina S.A. (Antamina)	Peru	Associate	Copper and zinc mining	31 December	33.75	33.75
Samarco Mineração S.A. (Samarco)	Brazi l	Joint venture	Iron ore mining	31 December	50.00	50.00
Vicuña Corp (Vicuña)	Canada / Argentina /Chile	Joint venture	Copper development	31 December	50.00	–
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
Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). BHP Brasil and Vale do not have offtake arrangements with Samarco. Instead, Samarco sells all of its product directly to market. Accordingly, as the Samarco entity has the rights to the assets and obligations to the liabilities relating to the joint arrangement and not its owners, this investment is accounted for as a joint venture.
On the 15 January 2025, BHP Investments Canada Inc. (BHP Canada) and Lundin Mining Corporation (Lundin Mining) completed the acquisition of Filo Corp., a Toronto Stock Exchange listed company. Filo Corp. owns 100% of the Filo del Sol (FDS) copper deposit. Prior to completion, Lundin Mining owned 100% of the Josemaria copper deposit located in the Vicuña district of Argentina and Chile. At completion, BHP Canada acquired a 50% interest in the Josemaria copper deposit from Lundin Mining. BHP Canada and Lundin Mining have formed the Canadian based company, Vicuña Corp. and contributed their respective 50% interests in Filo Corp. and the Josemaria copper deposit. BHP Canada and Lundin Mining each own 50% of Vicuña Corp and share joint control.
I
n management’s judgement, and considering the offtake terms, BHP Canada and Lundin Mining do not have the rights to, or the obligation for, substantially all the output of the arrangement. Accordingly, as the Vicuña entity has the rights to the assets and obligations for the liabilities of this arrangement and not its owners, this investment is accounted for as a joint venture.

Key judgements and estimates
Judgements
:
Determining whether joint arrangements structured through a separate vehicle are classified as joint ventures or joint operations can involve significant judgement. The classification depends on an assessment of the venturers’ rights to the assets and obligations for the liabilities of the arrangement in the normal course of business. When making the assessment, management has regard to the legal form of the separate vehicle, the terms of the arrangement and other relevant facts and circumstances. Where venturers have the rights to, and obligations for, substantially all of the output of the arrangement, this is indicative of a joint operation as the venturers have rights to substantially all of the economic benefits of the assets and provide cash flows that are used to settle the liabilities of the arrangement.
The Group is restricted in its ability to make dividend payments from its investments in
associates and joint ventures as any such payments require the approval of all investors in the associates and joint ventures.
The movement for the year in the Group’s investments accounted for using the equity method is as follows:

Year ended 30 June 2025 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	1,662	–	1,662
Profit/(loss) from equity accounted investments, related impairments and expenses 1	397	(244)	153
Investment in equity accounted investments 2	67	2,355	2,422
Dividends received from equity accounted investments	(375)	–	(375)
Other 1	–	245	245

At the end of the financial year	1,751	2,356	4,107

1
Represents financial impacts of Samarco dam failure in the Group’s profit/(loss) from equity accounted investments, related impairments and expenses. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

2	Includes total cash payment of US$2.1 billion for the acquisition of Filo Corp and 50% interest in Josemaria copper deposit .

F-6
5

The following table summarises the financial information relating to each of the Group’s significant equity accounted investments.

	Associates		Joint ventures
2025 US$M	Antamina	Individually immaterial (1)	Samarco (2)		Vicuña		Individually immaterial	Total
Current assets	1,773		877	(3)	54	(3)
Non-current assets	6,944		6,485		4,570
Current liabilities	(970)		(6,180	) (4)	(61	) (4)
Non-current liabilities	(2,599)		(20,404	) (5)	(3	) (5)

Net assets/(liabilities) – 100%	5,148		(19,222)		4,560

Net assets/(liabilities) – Group share	1,737		(9,611)		2,280
Adjustments to net assets related to accounting policy adjustments	(76)		–		76
Investment in Samarco	–		516	(6)	–
Impairment of the carrying value of the investment in Samarco	–		(1,041	) (7)	–
Recognised additional share of losses, net of capital contributions	–		7,254		–
Unrecognised losses	–		2,882	(8)	–

Carrying amount of investments accounted for using the equity method	1,661	90	–		2,356		–	4,107

Revenue – 100%	4,627		1,598		–
Profit/(loss) – 100%	1,609		(4,032	) (9)	2	(10)

Share of profit/(loss) of equity accounted investments	543		(2,016)		1
Adjustments to share of profit/(loss) related to accounting policy adjustments	(5)		–		–
Impairment of the carrying value of the investment in Samarco	–		–		–
Additional share of Samarco losses	–		458		–
Fair value change on forward exchange derivatives	–		414		–
Movement in unrecognised losses	–		899	(8)	–

Profit/(loss) from equity accounted investments, related impairments and expenses	538	(141)	(245)		1		–	153

Comprehensive income – 100%	1,609		(4,032)		2

Share of comprehensive income/(loss) – Group share in equity accounted investments	538	(141)	(245)		1		–	153

Dividends received from equity accounted investments	375	–	–		–		–	375

	Associates		Joint ventures
2024 US$M	Antamina	Individually immaterial (1)	Samarco (2)		Individually immaterial	Total
Current assets	1,699		564	(3)
Non-current assets	6,325		7,214
Current liabilities	(987)		(3,266	) (4)
Non-current liabilities	(2,389)		(23,211	) (5)

Net assets/(liabilities) – 100%	4,648		(18,699)

Net assets/(liabilities) – Group share	1,569		(9,349)
Adjustments to net assets related to accounting policy adjustments	(71)		–
Investment in Samarco	–		516	(6)
Impairment of the carrying value of the investment in Samarco	–		(1,041	) (7)
Recognised additional share of losses, net of capital contributions	–		7,891
Unrecognised losses	–		1,983	(8)

Carrying amount of investments accounted for using the equity method	1,498	164	–		–	1,662

Revenue – 100%	4,381		1,553
Profit/(loss) – 100%	1,353		(6,726	) (9)

Share of profit/(loss) of equity accounted investments	457		(3,363)
Adjustments to share of profit/(loss) related to accounting policy adjustments	8		(6	) (11)
Impairment of the carrying value of the investment in Samarco	–		–
Additional share of Samarco losses	–		506
Fair value change on forward exchange derivatives	–		(199)
Movement in unrecognised losses	–		30	(8)

Profit/(loss) from equity accounted investments, related impairments and expenses	465	(89)	(3,032)		–	(2,656)

Comprehensive income – 100%	1,353		(6,726)

Share of comprehensive (loss)/income – Group share in equity accounted investments	465	(89)	(3,032)		–	(2,656)

Dividends received from equity accounted investments	397	–	–		–	397

F-6
6

	Associates		Joint ventures
2023 US$M	Antamina	Individually immaterial	Samarco (2)		Individually immaterial	Total
Revenue – 100%	4,350		1,554
Profit/(loss) – 100%	1,571		(3,018	) (9)

Share of profit/(loss) of equity accounted investments	530		(1,509)
Adjustments to share of profit/(loss) related to accounting policy adjustments	(79)		23	(11)
Impairment of the carrying value of the investment in Samarco	–		–
Additional share of Samarco losses	–		452
Fair value change on forward exchange derivatives	–		471
Movement in unrecognised losses	–		778	(8)

Profit/(loss) from equity accounted investments, related impairments and expenses	451	(72)	215		–	594

Comprehensive income – 100%	1,571		(3,018)

Share of comprehensive income/(loss) – Group share in equity accounted investments	451	(72)	215		–	594

Dividends received from equity accounted investments	327	1	–		–	328

1	The unrecognised share of gain for the period was US$72 million (2024: US$41 million), which decreased the cumulative losses to US$28 million (2024: US$100 million).

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

3	Includes cash and cash equivalents of US$419 million (2024: US $251 million) in Samarco and US$53 million in Vicuña.

4	Includes current financial liabilities (excluding trade and other payables and provisions) of US$ nil (2024: US$ nil) in Samarco and US$1 million in Vicuña.

5	Includes non-current financial liabilities (excluding trade and other payables and provisions) of US$4,625 million (2024: US$4,261 million) in Samarco and US$3 million in Vicuña .

6
Any working capital funding provided to Samarco is capitalised as part of the Group’s investments in joint ventures and disclosed as an impairment included within the Samarco impairment expense line item.

7
In the year ended 30 June 2016, BHP Brasil recognised an impairment of US$525 million to impair its investment in Samarco to US$ nil. Subsequently, additional cumulative impairment losses relating to working capital funding of US$516 million have been recognised. Following the Judicial Reorganisation in September 2023, no further working capital funding has been provided.

8	Share of Samarco’s losses for which BHP Brasil does not have an obligation to fund.

9
Includes depreciation and amortisation of US$165 million (2024: US$165 million; 2023: US$144 million), interest income of US$54 million (2024: US$43 million; 2023: US$42 million), interest expense of US$1,686 million (2024: US$807 million; 2023: US$1,384 million)
,
other finance income in relation to the Judicial Reorganisation of US$

nil (2024: US$1,756 million; 2023: US$ nil) and income tax (expense)/benefit of US$(623) million (2024: US$999 million; 2023: US$(213) million).

1 0	Includes depreciation and amortisation of US$1 million, interest income of US$ nil, interest expense of US$ nil and income tax benefit/(expense) of US$ nil.

1 1	Includes accounting policy adjustments mainly related to the removal of foreign exchange gains on excluded dividends payable.

F-
67

30 Interests in joint operations
Significant joint operations of the Group are those with the most significant contributions to the Group’s net profit or net assets. The Group’s interest in the joint operations results are listed in the table below. For a list of the Group’s investments in joint operations, refer to Exhibit 8.1 – List of Subsidiaries.

			Group’s interest
Significant joint operations	Country of operation	Principal activity	2025%	2024%
Mt Goldsworthy 1	Australia	Iron ore mining	85	85
Mt Newman 1	Australia	Iron ore mining	85	85
Yandi 1	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50

1
These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

Assets held in joint operations subject to significant restrictions are as follows:

	Group’s share
	2025	2024
	US$M	US$M
Current assets	1,967	1,928
Non-current assets	25,275	25,307

Total assets 1	27,242	27,235

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

F-
68

31 Related party transactions
The Group’s related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Disclosures relating to key management personnel are set out in note 25 ‘Key management personnel’. Transactions between each parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note. In the Consolidated Financial Statements of the Group:

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

•
There were no other related party transactions in the year ended 30 June 2025 (2024: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 27 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’.

•	Related party transactions with Samarco are described in note 4 ‘Significant events – Samarco dam failure’.
Further disclosures related to related party transactions are as follows:
Transactions with related parties

	Joint ventures		Associates
	2025	2024	2025	2024
	US$M	US$M	US$M	US$M
Sales of goods/services	–	–	–	–
Purchases of goods/services	–	–	1,702.477	1,606.639
Interest income	–	–	–	–
Interest expense	–	–	–	–
Dividends received	–	–	374.972	396.856
Net loans made to/(repayments from) related parties	–	–	–	–
Outstanding balances with related parties

	Joint ventures		Associates
	2025	2024	2025	2024
	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	–	–	224.091	246.764
Loan amounts owing to related parties	–	–	–	–
Trade amounts owing from related parties	–	–	1.557	0.249
Loan amounts owing from related parties	–	–	–	–

F-
69

Unrecognised items and uncertain events
32 Contingent liabilities

	2025	2024
	US$M	US$M
Associates and joint ventures 1	1,664	1,492
Subsidiaries and joint operations 1	911	859

Total	2,575	2,351

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

Samarco contingent liabilities	The table above includes contingent liabilities related to the Group’s equity accounted investment in Samarco to the extent they are capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’.

Divestments and demergers	Where the Group divests or demerges entities, it is generally agreed to provide certain indemnities to the acquiring or demerged entity. Such indemnities include those provided as part of the demerger of South32 Ltd in May 2015, divestment of Group’s Onshore US assets in September 2018 and October 2018, divestment of BMC in May 2022 and the merger of the Group’s Petroleum business with Woodside in June 2022. No material claims have been made pursuant to these indemnities as at 30 June 2025.
33 Subsequent events
On 15 August 2025, the Group entered into a binding agreement for the divestment of the Carajás assets in Brazil to a wholly-owned subsidiary of CoreX Holding for total consideration of up to
US$

million. Subject to the satisfaction of customary closing conditions (including regulatory approvals), the transaction is expected to complete in early calendar year 2026. The Group does not expect a material income statement impact as a result of the divestment in FY2026.
Other than the matters outlined above or elsewhere in the Financial Statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

F-7
0

Other items
34 Auditor’s remuneration

	2025	2024	2023
	US$M	US$M	US$M
Fees payable to the Group’s auditors for assurance services
Audit of the Group’s Annual Report	10.295	10.558	9.700
Audit of the accounts of subsidiaries, joint ventures and associates	0.551	0.534	0.551
Audit-related assurance services required by legislation to be provided by the auditor	1.814	1.871	1.808
Other assurance and agreed-upon procedures under legislation or contractual arrangements	2.093	2.261	1.991

Total assurance services	14.753	15.224	14.050

Fees payable to the Group’s auditors for non-assurance services
Other services	–	0.498	0.180

Total other services	–	0.498	0.180

Total fees	14.753	15.722	14.230

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
reporting.
Fees payable to the Group’s auditors for other services
No amounts were payable for other services in FY2025. Other services provided in FY2024 and FY2023 primarily relate to an independent assessment of technology project governance.
35 Not required for US reporting
36 Not required for US reporting

F-7
1

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
IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals, and classification within the cash flow statement, including for interest and dividends. The standard also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Management is currently assessing the impact of IFRS 18 on presentation and disclosures in the Group’s Financial Statements.
Nature-dependent Electricity - IFRS 9/AASB 9 Financial Instruments and IFRS 7/AASB 7 Financial Instruments: Disclosures amendments
Amendments to IFRS 9 and IFRS 7, effective from 1 January 2026, aim to improve reporting of nature-dependent electricity contracts (such as power purchase agreements) by clarifying the ‘own-use’ exemption and hedge accounting requirements for such arrangements, as well as introducing additional disclosure requirements. Management is currently assessing the impact of the amendments and while no material impact has been identified to date, future impacts may arise as the Group enters into new or amends existing arrangements.
A number of other accounting standards and interpretations have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date.
These pronouncements have not been applied in the preparation of these Financial Statements.

F-7
2

1A Reports of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of BHP Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of BHP Group Limited (the “Company”) as of 30 June 2025 and 2024, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 30 June 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 30 June 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2025, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of 30 June 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 22 August 2025 expressed an unqualified opinion thereon.
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

Carrying value of property, plant and equipment

Description of the Matter
As disclosed in Note 11 and Note 13 to the consolidated financial statements, the Company recorded US$76,457 million in property, plant and equipment as of 30 June 2025. The Company performed an assessment of indicators of impairment and impairment reversal for all CGUs.

Auditing management’s assessment of indicators of impairment and impairment reversal was complex due to the high degree of subjectivity in evaluating internal and external sources of information, including forecast commodity prices, discount rates, future production volumes and the impact of climate change.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company’s process to assess indicators of impairment or impairment reversal.

In performing the procedures to assess the internal and external sources of information used by the Company when considering if indicators of impairment and impairment reversal exist, we; (1) involved our valuation specialists to assess the reasonableness of forecast commodity prices and discount rates by comparison to analyst and broker forecasts, and external market data, and evaluation of the valuation methodology; (2) evaluated the reasonableness of future production volumes to be extracted from estimated reserves by comparing future production volumes to observed performance. We used our mining reserves specialists to assist in assessing the Company’s reserve methodology and its compliance with relevant industry and regulatory guidance; (3) with the assistance of our climate change specialists, assessed the reasonableness of the impact of climate change; and (4) tested the mathematical accuracy of the models used and assessed the competence, qualifications, and objectivity of management’s internal and external specialists.

Finally, we assessed the adequacy of the disclosures within Notes 11 and 13 of the consolidated financial statements.

Closure and rehabilitation provisions

Description of the Matter	As disclosed in Note 15 to the consolidated financial statements, the Company recorded US$10,468 million in closure and rehabilitation provisions as at 30 June 2025.

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

Samarco dam failure provisions recognised and the contingent liabilities disclosed

Description of the Matter	As described in Notes 3, 4, and 32 to the consolidated financial statements, the Company recorded a loss of US$914 million (pre-tax) for the year ended 30 June 2025 and recognised provisions of US$5,849 million arising as a consequence of the Samarco dam failure as of 30 June 2025. The provision reflects the future cost estimates associated with the obligations set out in the Settlement Agreement reached with the Brazilian Public Authorities in October 2024. The Company recognises a provision when it has a present obligation, and an outflow of economic resources is probable, and the obligation can be reliably measured. Contingent liabilities related to the Samarco dam failure are disclosed in Note 4 and 32.

Auditing management’s estimate of the Samarco dam failure provisions and contingent liabilities disclosure was complex and highly judgemental due to the significant estimation uncertainty in determining the measurement and completeness of future cost estimates associated with the Company’s obligations set out in the Settlement Agreement. As the secondary obligor, BHP is required to fund 50% of the obligations to the extent that Samarco, as the primary obligor, cannot fund the obligations. There was also significant judgement in determining the extent to which Samarco is able to directly fund any future obligations. As a result the provision has a significant estimation uncertainty and a wide range of potential outcomes.

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

To test the provisions, we performed audit procedures that included, amongst others, assessing methodologies and testing the significant assumptions discussed above and underlying data used by the Company in its analysis. We tested a sample of cost estimates used to source documents. We compared the nature and extent of activities included in the future cost estimates. We tested the extent to which Samarco is able to directly fund any future obligations. We also tested the mathematical accuracy of the models used to calculate the provisions. To assess management’s ability to forecast, we compared the prior years’ forecasted cash flows to actual results and understood key differences.

To assess the status of claims and contingent liability disclosures, we held discussions with the Company’s internal legal counsel regarding ongoing Samarco dam failure litigation matters. In addition, we obtained legal confirmations and inspected communications with the Company’s external legal counsel.

We evaluated the competence, qualifications and objectivity of the Company’s experts who assisted management in estimating the provision by considering the scope of work, their professional qualifications and remuneration structure. We also assessed the adequacy and completeness of the disclosures within Notes 4 and 32 to the consolidated financial statements.

/s/ Ernst & Young
We have served as the Company’s auditor since 2019.
Melbourne, Australia
22 August 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of BHP Group Limited
Opinion on Internal Control Over Financial Reporting
We have audited BHP Group Limited’s internal control over financial reporting as of 30 June 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the “COSO criteria”). In our opinion, BHP Group Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of 30 June 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of 30 June 2025 and 2024, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes of equity, and consolidated cash flow statements for each of the three years in the period ended 30 June 2025, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated 22 August 2025 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 9.2 Corporate Governance Statement/ Management’s assessment of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
I
nternal
Control
over
F
inancial
R
eporting
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
22 August 2025

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

(i)	complying with the applicable Accounting Standards and the Australian Corporations Regulations 2001 (Cth); and

(ii)
giving a true and fair view of the assets, liabilities, financial position and profit or loss of BHP Group Limited and the Group as at 30 June 2025 and of their performance for the year ended 30 June 2025

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
the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 (Cth) from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2025

Signed in accordance with a resolution of the Board of Directors.

/s/ Ross McEwan
Ross McEwan
Chair

/s/ Mike Henry
Mike Henry
Chief Executive Officer
19 August 2025

4 Not required for US reporting
5 Included as section 1A

F-79