Form 20-F
period 2026-06-30
BHP Group Ltd
filed 2026-08-18
CIK 811809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 30 JUNE 2026
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

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

BHP Group Limited
Ordinary Shares:	5,081,391,706

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

Company details

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

This Annual Report covers functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this Report as ‘operated assets’ or ‘operations’) from 1 July 2025 to 30 June 2026 unless otherwise stated. Certain sections of this Report present data for comparative periods, which in relation to the Daunia and Blackwater mines (divested during FY2024) is shown up to completion on 2 April 2024, unless stated otherwise.

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

Introduction

This document is our annual report on Form 20-F for the year ended 30 June 2026 (this “Annual Report”). Reference is made to our Australian Annual Report for the year ended 30 June 2026, which has been furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K on 18 August 2026, which includes information that has been omitted from this Form 20-F. Only information that is included in, or expressly incorporated by reference into, this Form 20-F shall be deemed to form a part of this Annual Report.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at https://www.sec.gov.

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

Forward-looking statements

This Annual Report contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; recoveries, mine plans, processing performance and other technical assumptions; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; sustainability, decarbonisation, social value and other targets, goals, pathways and related assumptions; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); commodity streaming, offtake, funding or similar arrangements (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling, ramp-up and project execution; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments.

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

i

Examples of forward-looking statements contained in this Report include, without limitation, statements describing (i) our strategy, Our Values and how we define our success; (ii) our expectations regarding future demand for certain commodities, in particular copper, iron ore, steelmaking coal, potash and nickel and our intentions, commitments or expectations with respect to our supply of certain commodities, including copper, iron ore, steelmaking coal, potash, nickel, uranium, silver and gold; (iii) our future exploration and partnership plans and perceived benefits and opportunities, including our focus to grow our copper and potash assets; (iv) our business outlook, including our outlook for long-term economic growth and other macroeconomic and industry trends; (v) our projected and expected production and performance levels and development projects; (vi) our expectations regarding our investments and strategic transactions, including in potential growth options and technology and innovation, and perceived benefits and opportunities; (vii) our reserves and resources estimates; (viii) our plans for our major projects and related budget and capital allocations; (ix) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives, including our approach to equitable change and transitions, our Climate Transition Action Plan, climate change adaptation strategy and goals, targets, pathways and strategies to seek to reduce or support the reduction of greenhouse gas emissions (GHG), and related perceived costs, benefits and opportunities for BHP; (x) the assumptions, beliefs and conclusions in our climate change-related statements and strategies, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xi) our commitment to social value and our 2030 goals; (xii) our commitments to improve or maintain safe tailings storage management; and (xiii) our social value, sustainability reporting, inclusion and diversity, Indigenous peoples and communities, water, health and safety commitments, goals, targets, aspirations and outcomes.

Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this Report. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Report. Investors are strongly cautioned that forward-looking statements are subject to significant uncertainties and may not prove to be correct.

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

Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and deliver the products extracted to applicable markets; (ii) the development and use of new technologies and related risks; (iii) the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; (iv) activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions, sanctions, tariffs or export controls; (v) changes in environmental and other regulations; (vi) political or geopolitical uncertainty and conflicts; (vii) labour unrest; (viii) weather, climate variability or other manifestations of climate change; (ix) logistics, transport and supply chain constraints or disruptions; (x) legal and regulatory proceedings and stakeholder engagement; and (xi) other factors identified in the risk factors set out in OFR 6.

This Report also discusses scenario analysis. There are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate, and may not reflect BHP’s own expectations. Scenarios may be impacted by additional factors to the assumptions disclosed.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

Emissions and energy consumption data

Due to the inherent uncertainty and limitations in measuring GHG emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this Report are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. Our methodologies for measuring or quantifying GHG emissions and operational energy consumption may also evolve as market practices continue to develop and data quality and quantity continue to improve.

Information prepared by third parties

This Report contains market, industry and statistical information and estimates that are based on reports and other publications from industry analysts, market research firms and other independent sources, as well as management’s own good faith estimates and analyses. We believe the sources of this information to be reputable, but have not independently verified the data sources, methodologies or assumptions. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances reflected in this information.

Footnote

1.
References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

Form 20-F Cross Reference Table

Item Number		Description	Report section reference
1.		Identity of Directors, Senior Management and Advisors	Not applicable
2.		Offer Statistics and Expected Timetable	Not applicable
3.		Key Information
	A	[Reserved]	Not applicable
	B	Capitalization and indebtedness	Not applicable
	C	Reasons for the offer and use of proceeds	Not applicable
	D	Risk factors	Operating and Financial Review 6.1
4.		Information on the Company
	A	History and development of the company	Cover page, Company details, Chair’s review, Chief Executive Officer’s review, Operating and Financial Review 2 to 5, 7, Additional information 1, 4 to 9.4
	B	Business overview	Operating and Financial Review 2 to 5, 7, Additional information 1, 4 to 8, 9.9 and Note 1 to the Financial Statements
	C	Organizational structure	Additional information 9.3 and Note 28 to the Financial Statements, Exhibit 8.1
	D	Property, plants and equipment	Operating and Financial Review 4, 5, 7, 9, Additional information 1, 4, 5 and Notes 11, 15 and 22 to the Financial Statements
4A.		Unresolved Staff Comments	None
5.		Operating and Financial Review and Prospects
	A	Operating results	Operating and Financial Review 4, 5, 7 and 8, Additional information 2 and 4 and Note 1 to the Financial Statements
	B	Liquidity and capital resources	Operating and Financial Review 5, Financial Statements 1.4, Notes 11, 21 to 24 to the Financial Statements
	C	Research and development, patents and licenses, etc.	Operating and Financial Review 3 to 4, Additional information 5, Notes 11 and 15 to the Financial Statements and Directors' Report 10
	D	Trend information	Chair’s review, Chief Executive Officer’s review, Operating and Financial Review 2 to 5, 7, Additional information 2 to 7
	E	Critical Accounting Estimates	IFRS is applied in the Financial Statements as issued by the IASB
6.		Directors, Senior Management and Employees
	A	Directors and senior management	Corporate Governance Statement 4.1, 6.1, Directors’ Report 2
	B	Compensation	Remuneration Report
	C	Board practices	Corporate Governance Statement 4.1, 4.7, 5.2, 5.4, Remuneration Report
	D	Employees	Operating and Financial Review 9.4, Additional information 7
	E	Share ownership	Remuneration Report, Directors’ Report 3, 4 and Notes 17, 18 and 26 to the Financial Statements
	F	Erroneously Awarded Compensation	Not applicable
7.		Major Shareholders and Related Party Transactions
	A	Major shareholders	Additional information 9.5
	B	Related party transactions	Remuneration Report and Note 31 to the Financial Statements
	C	Interests of experts and counsel	Not applicable
8.		Financial Information
	A	Consolidated Statements and Other Financial Information	Additional information 8, 9.6, Financial Statements beginning on page F-1 in this Annual Report and Financial Statements 1A
	B	Significant Changes	Note 33 to the Financial Statements

Item Number		Description	Report section reference
9.		The Offer and Listing
	A	Offer and listing details	Additional information 9.2
	B	Plan of distribution	Not applicable
	C	Markets	Additional information 9.2
	D	Selling shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the issue	Not applicable
10.		Additional Information
	A	Share capital	Not applicable
	B	Memorandum and articles of association	Additional information 9.4
	C	Material contracts	Additional information 8 (regarding the Settlement Agreement)
	D	Exchange controls	Additional information 9.9
	E	Taxation	Additional information 9.10
	F	Dividends and paying agents	Not applicable
	G	Statement by experts	Not applicable
	H	Documents on display	Additional information 9.4
	I	Subsidiary information	Note 28 to the Financial Statements and Exhibit 8.1
	J	Annual Report to Security Holders	See Form 6-K, furnished on 18 August 2026
11.		Quantitative and Qualitative Disclosures About Market Risk	Note 24 to the Financial Statements
12.		Description of Securities Other than Equity Securities
	A	Debt Securities	Not applicable
	B	Warrants and Rights	Not applicable
	C	Other Securities	Not applicable
	D	American Depositary Shares	Additional information 9.7 and Exhibit 2.1
13.		Defaults, Dividend Arrearages and Delinquencies	Not applicable
14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15.		Controls and Procedures	Corporate Governance Statement 9.2 and Financial Statements 1A
16A.		Audit committee financial expert	Corporate Governance Statement 5.2
16B.		Code of Ethics	Corporate Governance Statement 8
16C.		Principal Accountant Fees and Services	Corporate Governance Statement 9.2 and Note 34 to the Financial Statements
16D.		Exemptions from the Listing Standards for Audit Committees	Not applicable
16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Directors’ Report 4
16F.		Change in Registrant’s Certifying Accountant	Not applicable
16G.		Corporate Governance	Corporate Governance Statement
16H.		Mine Safety Disclosure	Not applicable
16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
16J.		Insider Trading Policies	Corporate Governance Statement 10, Exhibit 11.1
16K.		Cybersecurity	Operating and Financial Review 6, Additional information 9.8
17.		Financial Statements	Not applicable
18.		Financial Statements	Financial Statements begin on page F-1 in this Annual Report
19.		Exhibits	Exhibits

v

Footnote

1.
For more information on our total economic contribution, refer to the BHP Economic Contribution Report 2026.

x

Chair's review

Dear Shareholders,

I am pleased to provide the BHP Annual Report 2026. We delivered strong operational and financial results in FY2026 and continued to position your business to create value for you into the future.

Our achievements were overshadowed by the recent loss of our contractor colleague at BHP Mitsubishi Alliance’s (BMA’s) Peak Downs mine in Queensland on 24 July 2026. Our thoughts remain with their family and loved ones. We are determined to eliminate fatalities and serious injuries at BHP.

A Tier 1 portfolio for today and the future

BHP has large, long‑life and low-cost world‑class assets in attractive commodities. As our performance in FY2026 has shown, we operate them exceptionally well. This is a great position to be in – and a great position to grow from.

We know you have made an active choice to invest in our company. We steward that investment carefully. Just as you rightly consider what the best use of your money is, and where it will generate the most value for you, so does your Board.

BHP has a compelling pipeline of growth options ahead of us in potash, copper and iron ore and a rigorous Capital Allocation Framework (CAF) to guide our investment decisions. Under that Framework, each growth option competes with every dollar we invest. That drives disciplined investment decisions, and ensures every project is focused on generating returns.

The CAF also helps manage our balance sheet and provides for a minimum dividend payout ratio of 50 per cent of underlying attributable profit at every reporting period. Your Board determined dividends totalling 172 US cents a share for FY2026, an increase of 62 US cents on FY2025. This represents a total distribution to shareholders of US$8.7 billion.

CEO transition

The year saw the retirement of CEO Mike Henry and the appointment of Brandon Craig as your new CEO, from 1 July 2026.

Mike’s six‑and‑a‑half‑year tenure leading BHP will be remembered as among our brightest. Thanks to his leadership, our operational performance has been second to none among our peers. Mike led with discipline, dedication and integrity, repositioning our portfolio towards future‑facing commodities and embedding operational excellence and the BHP Operating System (BOS) into the way we work. We wish Mike every success in the future and thank him for making BHP a better company.

Brandon was appointed CEO by your Board after a thorough selection process. He brings deep experience to the role having worked across different countries and all our commodities during his 27 years at BHP, including as President Americas and Asset President of Western Australia Iron Ore (WAIO). Brandon has a clear vision on how we can accelerate performance and drive programmatic growth and I am excited for the next era under his leadership.

Board renewal

Our structured approach to Board renewal continues. On 1 June 2026, we welcomed Mark Vassella as a Non‑executive Director. Mark has extensive experience in the global steel industry and brings a strong focus on global resource development, values‑based leadership and relationships with people and community.

Our economic contribution

We are proud to make a substantial contribution to the economies in the countries, regions and communities where we operate. This direct economic contribution totalled US$50.8 billion globally in FY2026 – an increase of around US$4 billion from the prior financial year.

BHP remains one of the largest corporate taxpayers in Australia and Chile. In Australia, taxes, royalties and other payments to governments totalled US$6.6 billion (approximately A$9.7 billion). This is roughly equivalent to the Australian Government's 2026-27 transport infrastructure package, which will help fund major road, rail and freight infrastructure projects across Australia.1

In Chile, our increased copper output and higher global prices lifted our tax, royalty and other payments to US$5.5 billion – an increase of around 71 per cent from the prior financial year. This equates to about one dollar in every 17 in Chile’s most recent national budget.2

Social value and sustainability

A key part of our competitive advantage is our focus on working with others to create a lasting contribution to society.

We increased our spend with Indigenous suppliers, reaching US$1 billion for the year, a three‑fold increase in three years. Our approach is to develop multi‑year partnerships that help these businesses build capability and grow.

Your Board and management are determined to continue the pursuit of our climate ambitions, and we are on track to meet our FY2030 operational greenhouse gas emissions reduction target. Renewable sources provided 80 per cent of electricity at our operated assets globally in FY2026,3 with more to come in the years ahead.

Beyond renewables, we are working to establish a credible pathway to safely and productively displace diesel at scale at the sites where we operate. We are running proof‑of‑concept trials for battery‑electric haul trucks in the Pilbara right now, with a battery‑electric locomotives trial also commenced. This is important work that will not only support technology development, but also build the knowledge and capability required to operate battery‑electric equipment in the future.

We expect our electricity demand to increase significantly as diesel‑fuelled mining and rail equipment is electrified. In support of this, we have begun the critical work to develop the future power solutions we will need when the equipment is ready to roll out.

Importantly, we continue to work closely with steelmaking customers on initiatives to support greenhouse gas emissions reductions in their operations as well.

Entering FY2027 with confidence

As we enter FY2027, the broader economic picture remains resilient despite recent commodity market volatility. We continue to see strength in the US and China, even as the global economy adjusts to evolving trade dynamics.

We remain confident in the demand for our core commodities and the strength of our growth program, supported by the long‑term trends shaping the world, including industrialisation, urbanisation, digitalisation, the energy transition, population growth and food security.

BHP is in great shape and well placed to seize the opportunities ahead. I am confident we can continue to create value for you for many years to come.

Thank you for your continued support.

/s/ Ross McEwan

Ross McEwan

Chair

Footnotes

1.
2026–27 Federal Budget released | Department of Infrastructure, Transport, Regional Development, Communications, Sport and the Arts
2.
Based on the 2026 Budget Bill (US$92.5 billion) approved by the National Congress in November 2025. Source: Congress Approves the 2026 Budget Bill With a Strong Focus on Social Commitment and Fiscal Discipline, the Last of President Gabriel Boric’s Term
3.
As evidenced by the surrender of renewable energy certificates. For more information on this calculation refer to the Sustainability Report.

Chief Executive Officer’s review

Dear Shareholders,

I am pleased to write to you for the first time as your Chief Executive Officer. I take on this role with deep respect for BHP’s history, confidence in our people and portfolio, and a clear ambition to make our company safer, simpler, and higher performing, while growing value with discipline.

Safety is my first priority. The recent loss of one of our colleagues is deeply felt across BHP and the broader industry. We will act with urgency, learn from what happened and apply the lessons across the company. No result is more important than everyone going home safely at the end of each day.

FY2026 demonstrated the strength of our assets and our operating momentum. My focus is to build on that foundation by accelerating performance, delivering disciplined growth, and strengthening the capabilities and relationships that sustain long-term value creation.

Operational excellence driving strong performance

Our FY2026 performance was underpinned by the growing maturity of the BHP Operating System, disciplined cost control and reliable execution across our diversified Tier 1 portfolio. We delivered the high-quality materials our customers need and achieved several production records.

Copper contributed more than half of our earnings for the first time, at a strong 70 per cent EBITDA margin, and we remained the world’s largest copper producer. Copper South Australia’s Olympic Dam achieved a 20-year copper production record, while record material moved and record concentrator throughput at Escondida helped offset the impact of an anticipated decline in ore grade.

At WAIO, strong operational performance across the supply chain resulted in record annual iron ore production. WAIO maintained its position as the world’s lowest cost major iron ore producer, now for the seventh year, with a greater than US$10 per tonne cost advantage over its nearest Pilbara competitor.

In coal, BMA’s open-cut steelmaking coal operations increased production and achieved their highest stripping volumes in five years. New South Wales Energy Coal (NSWEC) also performed well – exceeding its production guidance and lifting earnings.

Cost control was a hallmark across all our operated assets, with every major asset achieving unit cost guidance. This was despite external cost pressures from inflation, higher diesel prices and global supply disruptions.

Future-facing commodity growth

We made important progress on our pipeline of copper and potash growth projects.

Earlier this year we updated shareholders on Jansen’s cost and schedule, with first potash projected in mid-CY2027. This will further diversify our portfolio and provide greater resilience across our mix of commodities. We believe Jansen is a WAIO-like asset that can eventually produce around 10 per cent of global potash supply at an expected earnings margin greater than 60 per cent. Our immediate priority is disciplined project execution, with tighter controls and safe delivery of first production.

We also advanced our sector-leading copper growth pipeline. Our plans for a new concentrator at Escondida have been submitted to environmental authorities in Chile, while Copper South Australia’s expansion plans have progressed to detailed engineering ahead of a final investment decision. In June, two sustaining growth projects were sanctioned at Spence, with first production expected from FY2028. We also achieved important regulatory milestones at our non-operated joint ventures, Vicuña and Resolution, and developed further exposure to future copper opportunities through our investment in Faraday Copper.

Taken together, we aim to deliver compound annual production growth on a copper-equivalent basis from our current organic growth plans of around 3-4 per cent a year from FY2027 through to FY2035. That includes growth in our copper business of around 5 per cent per year to FY2035.

Winning the next decade

We have the people and the portfolio to deliver more of the commodities the world needs – safely, productively and responsibly, with three strategic pillars to guide this.

First, accelerating our performance. Making BHP safer and simpler by pairing the BOS with faster adoption of technology. As those two systems reinforce each other, we can accelerate the rate of safety and productivity improvement across every part of BHP.

Second, delivering disciplined, programmatic growth. Our growth options are deliberately sequenced, which allows us to execute on our capital priorities and invest through the cycle. We are focused on lifting our major projects capability, progressing our copper and potash growth options, and replenishing our resource base for the future. That means increasing exploration, executing smaller bolt-on acquisitions where the value case is clear, and pursuing partnerships, including those that unlock value in adjacent operations.

Finally, we must strengthen our foundations that underpin our long-term value. That means delivering on our social value and sustainability commitments and deepening our core relationships with governments, communities and industry partners. This is key to building resilience in our existing operations and creating new opportunities for growth. We will also keep investing in the next generation of leadership, capability and talent.

Creating lasting value

After more than 25 years at BHP, I know what our people can achieve when we are aligned behind clear priorities and execute with discipline.

As much as we have achieved in our long history, I believe our best chapters are still to be written. I am excited about the value we can create for you and the world around us.

Thank you for your support.

/s/ Brandon Craig

Brandon Craig

Chief Executive Officer

1.
Safety

Eliminating fatalities from BHP is our highest priority.

We are deeply saddened by the loss of our colleague, who was working for a contracting partner at BMA's Peak Downs mine in July 2026. An investigation into the incident is underway and the outcomes will be used to strengthen our continued efforts to eliminate fatalities and serious injuries across our operations. This tragedy follows a period of sustained safety improvements and reinforces that there is always more work to do.

Our health and safety performance

In FY2026, we worked to reinforce our safety foundations through a safety-first culture, greater use of technology to help identify and control risks, and further integration of the BHP Operating System (BOS) across our operations.

The tragic loss of our colleague in July reinforces why the safety of our people will always remain our highest priority as we strive to eliminate fatalities across BHP. In FY2027, our commitment to safety culture and technology deployment to assist in reducing risk exposure remains as we also continue to strengthen front line management of safety risk by maturing and deepening our BOS capability. We intend to reduce our exposure further by taking a risk-based approach to the continued deployment of autonomous haulage and by expanding the use of technology-enabled controls to support and strengthen risk management.

A particular focus in FY2027 will be on strengthening our contractor management framework to support improvement in contractor safety performance.

In FY2026:

•
High potential injury frequency (HPIF) decreased by 27 per cent, contributing to a 69 per cent reduction over the past five years. High potential injuries (HPIs) were primarily associated with lifting activities, dropped and falling objects, vehicle and mobile equipment interactions, and electrical risks.
•
Total recordable injury frequency (TRIF) was unchanged from FY2025. The most common recordable injuries related to trips, slips and falls, contact with objects, and caught-between incidents.
•
The rate of total recordable occupational illnesses (TROIF) was unchanged from FY2025, with musculoskeletal illnesses remaining the most commonly reported occupational illnesses.

>For more information, including detail on occupational illnesses and coal mine dust lung disease cases, refer to the BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026

>For more information on the presentation of sustainability-related data refer to OFR 9.1

During FY2026 we took targeted actions, to strengthen leadership presence in the field and continued to build momentum through our Global Field Leadership program.

We also held our first Global Safety Week. The initiative reinforced our focus on safety leadership, site-based risk management and integration with BOS, while providing an opportunity for our workforce to reflect on critical risks and share learnings.

Technology continued to play an increasingly important role in supporting risk identification and control management. We are focused on the use of technology to help us solve for ongoing risk exposures that rely on human-dependent controls as the last line of defence, and in FY2026 we continued to adopt and scale technology-enabled safety controls.

Key initiatives included:

•
the deployment of vehicle proximity detection systems across selected equipment fleets. We will continue to systematically take a risk-based approach to the deployment of this technology across all our operated assets in FY2027 to further reduce risk around pedestrian and vehicle interactions
•
the introduction of AI-enabled mobile solutions designed to simplify hazard reporting, improve access to safety information and support the early identification of risks. These included a voice-to-text hazard reporting app available in Spanish and English to expand reporting accessibility and risk visibility and the ‘Ask Safety’ GenAI chatbot to quickly connect and aggregate field leadership data

High potential injury frequency (HPIF)

Per million hours worked[2]

FY2026	0.07
FY2025	0.09
FY2024	0.11
FY2023	0.18
FY2022	0.14

↘27%

on FY2025

Fatalities

FY2026: 0

FY2025: 0

Employees	0.01[1]
Contractors	0.02[1]

Total recordable injury frequency (TRIF)

Per million hours worked[2]

FY2026	4.5
FY2025	4.5
FY2024	4.8
FY2023	4.4
FY2022	4.1

Employees	1.06[1]
Contractors	0.82[1]

Total recordable occupational illness frequency (TROIF)

Per million hours worked[2]

FY2026	3.0
FY2025	3.0
FY2024	2.7
FY2023	3.1
FY2022	2.5

Employees	5.08[2]
Contractors	1.75[2]

Footnotes

1.
Frequency rate based on number of employee or contractor injuries (either high potential injuries (HPIs) or total recordable injuries (TRIs)) per 200,000 hours worked.
2.
Frequency rate based on combined total number of employee and contractor injuries/illnesses (either HPIs, TRIs or occupational recordable illnesses (ORIs)) per 1 million hours worked.

2.
Why BHP

A stronger, more resilient BHP

BHP’s value proposition is clear and we are well positioned to lift our performance and growth to the next level.

We produce commodities essential to global development and modern life, which we expect will be in strong demand for decades to come.

Our assets are large, long-life and low cost with options to grow. They are part of a portfolio that is deliberately diversified to give us resilience through cycles and exposure to long-term growth.

We have significant opportunity to further lift performance in our assets and a clear pathway for growth while maintaining our long-standing commitment to operational excellence and financial discipline. We will do this by further embedding the BHP Operating System (BOS) and using technology as a productivity accelerator.

Our scale, diversified portfolio of world-class Tier 1 assets in attractive and durable commodities and exciting copper and potash growth pipeline are compelling.

Combined with the quality of our people and culture, our commitment to responsible stewardship and a differentiated focus on social value, they form a formidable platform to continue to create value for our shareholders, now and in the years ahead.

Clear strategy, the right commodities

BHP has a simple and clear strategy that has proven successful.1

We are the world’s largest copper producer.2 We produced around 2 million tonnes (Mt) of copper in FY2026 for the second year running as global copper prices hit record levels and supply remained constrained. Our copper assets contributed more than half of our Group Underlying EBITDA for the year for the first time in FY2026. As the world continues to electrify, urbanise and digitalise, we expect the strong fundamentals for copper to remain. Copper demand is expected to grow from ~34 Mtpa today to >50 Mtpa by CY2050, driven by traditional economic growth (home building, electrical equipment and household appliances), energy transition (renewables and electric vehicles) and digital (artificial intelligence and data centres). Current expectations are that copper demand associated with investment in data centres could grow around sixfold between CY2024 and CY2050, up to around 3 Mtpa.3

We anticipated and planned for this increase in demand and are working to increase our copper exposure further. We have exciting growth options in copper4 that could help lift our attributable copper equivalent production from our copper business by around 5 per cent a year from FY2027 to FY2035.5 This is growth that we believe will be clear, executable and value accretive.

We remained the world’s lowest-cost major iron ore producer6 over the last seven years and are focused on extending our industry-leading cost position at WAIO. We plan to increase production to >305 Mtpa (100 per cent basis) by Q4 FY2028 and sustain this level over the medium term. In periods of high inflation, our leading cost position is a significant competitive advantage as the cost gap between efficient and less efficient producers grows. BMA remains one of the largest suppliers of higher‑quality steelmaking coal in the global seaborne market.7 And we are building a significant potash business in Canada,4 with first production expected in mid-CY2027. Potash is an exciting new growth market for us that will further diversify our portfolio, helping make BHP stronger and more resilient.

Operational excellence, disciplined capital allocation

Our global workforce achieves great results, time and again. We continue to focus on talent development. BOS guides how we work, making improvement central to everyone’s role, enabling our workforce to make BHP better every day.

BOS gives us a competitive edge by making continuous improvement part of how we work every day. Through its tools and practices, it strengthens our culture and supports ambitious targets. It helps create better planned, more stable work. Ultimately, BOS shapes how we work together and how we deliver.

Our Capital Allocation Framework (CAF) underpins disciplined capital management by ensuring potential uses of capital compete to maximise value and returns. We continuously seek to unlock additional value from our capital base and assets, announcing agreements in FY2026 to unlock a total of US$6.3 billion of capital through a WAIO power infrastructure agreement and a silver streaming agreement for our share of silver production at the Antamina mine in Peru.8

This combination delivers stable, predictable performance, supporting industry-leading margins, high returns and effective use of our balance sheet and supports more stable and consistent returns for our shareholders.

Leveraging BOS and technology to drive productivity

We believe we can accelerate our performance by pairing BOS with the faster adoption of technologies such as artificial intelligence (AI) to lift our rate of improvement, unlocking greater safety and productivity.

Technology is also integral to how our teams explore, plan, operate and maintain our assets.

Together, they can create a compounding effect to enable stronger safety outcomes and accelerating rates of productivity improvement.

Continuous improvement of our technology foundations and digital capabilities is key to our strategy. This includes strengthening the reliability, resilience and security of our systems, alongside expanding the use of technologies such as AI, automation and advanced analytics where they can help our teams address practical challenges and opportunities and work more safely. We are supporting our workforce to understand and use these tools effectively in their work, helping us make better decisions, improve reliability and deliver more consistent outcomes while unlocking value across our operations.

Differentiated focus on social value

A key part of our competitive advantage is our focus on working with others to create a lasting contribution to society. This builds trust and connects us to the resources, partners, investors, talent and markets that drive performance, resilience and growth. Our approach to social value differentiates BHP and creates long-term value for stakeholders, including our shareholders.

> For more information on social value refer to OFR 9.3

Our business model

Exploration and acquisition

We seek to add high-quality resources through our exploration activities and early-stage entry and acquisition options.

Development and mining

We strive to achieve industry-leading performance in safety, operational excellence, project management and allocation of capital.

Process and logistics

We process and refine ore and seek to safely manage waste. Our objective is to efficiently and sustainably transport our products to customers.

Sales, marketing and procurement

We maximise value through our centralised marketing and procurement organisations, commercial expertise, understanding of markets, and customer and supplier relationships.

Closure and rehabilitation

We consider closure and rehabilitation throughout the asset lifecycle to help minimise our impact and optimise post-closure value for all stakeholders and partners.

Footnotes

1.
BHP’s EBITDA margin has averaged >50 per cent for over 25 years; net operating cash flow averaged >US$20 billion a year since FY2010; we have maintained a strong balance sheet with net debt decreasing to US$8.7 billion at 30 June 2026; and we have returned more than US$115 billion to shareholders over the past decade.
2.
BHP reported copper production on a consolidated basis for the year ended 30 June 2026 (FY2026) relative to competitor reported copper production data for CY2025 on a consolidated basis compiled from Wood Mackenzie and publicly available information (company reports). Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck.
3.
BHP Insights: How copper will shape our future

4.
Represents our current aspiration for BHP group attributable production, and is not intended to be a projection, forecast or production target. Production aspirations include potential increases in production rates, as well as potential production from BHP’s assets and non‑operated joint ventures and exploration, and are subject to the completion of technical studies to support Mineral Resource and Mineral Reserves estimates, capital allocation, regulatory approvals, market capacity, and, in certain cases, the development of exploration assets, which factors are uncertain.
5.
Copper segment CuEq growth from FY2027 to FY2035 is based on BHP’s attributable share of production from BHP’s copper assets and from non‑operated joint ventures. Copper equivalent production for this aspiration includes contribution from by‑products and is calculated using UBS 2026 long term (real) consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver and US$82/lb for uranium.
6.
C1 cash costs have been restated to include inventory movements. WAIO remains the lowest‑cost producer (over seven years) under both methodologies based on BHP internal analysis of WAIO C1 reported unit costs compared to publicly available unit costs reported by major competitors (including Fortescue, Rio Tinto and Vale), adjusted for alignment based on publicly available financial information. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third‑party data may not be comparable with our data.
7.
BMA on a 100 per cent basis. Source: Wood Mackenzie 2026 Q2 dataset.
8.
Refers to US$4.3 billion realised by completing the Antamina silver streaming transaction and a US$2 billion agreement entered into with Global Infrastructure Partners (GIP) in relation to BHP’s share of WAIO's inland power consumption.

Where we operate

Copper | Iron ore | Coal | Potash | Nickel

London
Gurgaon
Shanghai
Tokyo
Manila
Kuala Lumpur
Singapore
Western Australia Iron Ore
Western Australia Nickel
Perth
Copper South Australia
Adelaide
BHP Mitsubishi Alliance
Brisbane
NSW Energy Coal
Melbourne
Vancouver
Saskatoon
Jansen
Toronto
Washington
Denver
Resolution Copper
Tucson
Antamina
Lima
Samarco
Iquique
Antofagasta
Pampa Norte
Escondida
Vicuña
Belo Horizonte
Santiago

We are a leading global resources company.

BHP principal office location

Non-operated joint venture

Total payments to governments[1] (US$)

$12.4bn Global total

Total economic contribution[2] (US$)

$50.8bn Global total

No. of employees and contractors[3]

84,309 Global total

Payments to suppliers[4] (US$)

$26.0bn Global total

$5.5bn
$239m
$43m
$6.6bn
$13.8bn
$3.6bn
$2.2bn
$31.2bn
30,892
5,362
3,801
44,254
$7.3bn
$2.6bn
$2.0bn
$14.1bn

Australia
Chile
Canada
Rest of the world

1. Includes global income taxes, royalty-related income taxes, royalties and other payments to governments.
2. For more information refer to the BHP Economic Contribution Report 2026 available at bhp.com/ECR2026
3. Based on a 'point in time' snapshot of employees as at 30 June 2026, including employees on extended absence. Contractor data was collected from internal organisation systems and averaged for a 10-month period, July 2025 to April 2026.
4. Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.

3.
Strong growth outlook

BHP is well placed to capitalise on changes shaping our world.

Growing our leading position in copper

We are the world’s largest copper producer.1 We are advancing significant copper growth options. We estimate these growth options could increase our attributable copper production to ~2 Mtpa (~2.5 Mtpa in copper equivalent (CuEq) production) by FY2035, an increase of around 40 per cent on current attributable copper production levels. 2 This represents copper equivalent growth from our copper business of an average 5 per cent a year between FY2027 and FY2035.2

This is an exciting position to be in. We see solid fundamentals underpinning the copper price in the decades ahead. We see solid fundamentals underpinning the copper price in the decades ahead. We continue to expect global copper demand to grow to over 50 million tonnes by CY2050 through traditional economic growth, the energy transition, and AI‑driven data centre demand.3 We also see a looming global copper supply challenge, as existing copper mines age and with the pipeline of potential projects less healthy than in previous cycles.

Escondida: We are advancing the Escondida New Concentrator, the centrepiece of the growth program at Escondida, the world’s biggest copper mine. In March 2026, we submitted the Environmental Impact Declaration and a final investment decision for the new concentrator is expected in CY2027 or CY2028. This new concentrator, which will replace the existing Los Colorados concentrator, is expected to deliver copper production at Escondida of 230–270 kilotonnes per annum (ktpa) between CY2031 and CY2032 from increased ore throughput and improved recoveries from the use of new technology and reagents, and will have a higher production capacity than the existing Los Colorados concentrator.

Copper South Australia: In South Australia, we are progressing a number of projects that have the potential to increase copper production to ~500 ktpa (~770 ktpa CuEq) in the first phase and contribute to our strategy to deliver up to 650 ktpa copper production (~1 Mtpa CuEq) from our 100 per cent-owned Copper SA in the second phase.4

Vicuña: This non-operated joint venture with Canada’s Lundin Mining along the Argentina-Chile border is being developed using a staged approach. Vicuña remains on track for a potential Stage 1 final investment decision as early as end of CY2026, with the potential to produce ~200 ktpa copper (~300 ktpa CuEq) on a 100 per cent basis.5

Resolution Copper: In the United States, Resolution Copper, a non-operated joint venture between Rio Tinto (55 per cent and operator) and BHP (45 per cent), completed a land exchange in Arizona. BHP declared a Mineral Resource for Resolution for the first time in FY2026, representing one of the largest untapped, high-grade copper resources in the world, with the potential to become a significant copper producer in North America.6

Other: To maintain exposure to future copper opportunities, we have invested in Faraday Copper Corp to support the development by Faraday of a new copper hub in Arizona. Spence also signed a Memorandum of Understanding (MoU) with Sierra Gorda SCM to explore commercial collaboration opportunities aimed at improving the efficiency and long-term competitiveness of these two adjacent operations.

First potash production on track for mid-CY2027

Once ramped up our Jansen potash project in Canada is expected to be a world-class, low-cost potash producer. Stage 1 of our Jansen potash project in Canada is 84 per cent complete and on track for first production in mid-CY2027.

Jansen has the potential to operate for more than 60 years and will establish BHP in a new commodity that is essential to food security. Potash demand drivers and key customer markets are different from our other commodities. This means prices are less correlated, increasing diversification and driving even more stability in earnings and cash flow generation for the BHP asset portfolio.

WAIO: growing production, lowering costs

WAIO is already the world’s lowest-cost major iron ore producer, a position it has maintained for the past seven years. We plan to increase production to >305 Mtpa (100 per cent basis) by Q4 FY2028 and sustain this level over the medium term through a range of low‑capital, high‑returning projects. These include the sixth car dumper (CD6) sanctioned in August 2025, uplifting rail capacity through reduced cycle times, increasing autonomous haulage and driving further productivity improvements across the supply chain through the BHP Operating System. Our cost leadership at WAIO delivers around US$10 per tonne more free cash flow than our next closest major Pilbara competitor.

Embracing the technology of the future

BHP Ventures

BHP Ventures is our dedicated venture capital unit. It invests in companies developing game-changing technologies with the potential to make BHP’s global operations safer, more productive and more sustainable.

Investments in FY2026 included technologies advancing robotics and AI, and mineral processing technologies. Through our investments, we aim to accelerate the development of technology – such as early-stage processing technologies – to benefit not only our business and value chain, but that of our broader industry.

BHP Invent

BHP Invent discovers, tests and accelerates emerging technologies to deployment readiness, helping us deliver the commodities the world needs through new approaches to ore body knowledge, mining, processing, leaching and tailings.

During the year, we accelerated a range of technologies that aim to increase copper recovery through processing, aim to accelerate assessment of complex ore bodies through advanced sensors and data analytics, and aim to improve mine safety through advanced underground systems and ventilation innovations. Key technologies have received endorsement for future implementation by the asset and have progressed to asset designs, flowsheets and life of asset plans for future deployment on site.

Growth through exploration, focused on copper

Greenfield exploration

Our greenfield exploration is focused on the discovery of material new copper resources. In FY2026, we continued to strengthen our exploration portfolio through advancing existing projects and selectively expanding into new regions that meet clear value thresholds. Our efforts spanned early-stage greenfield exploration, strategic alliances, expansion of our Xplor accelerator program and value uplift of existing assets.

We advanced greenfield exploration activities in Australia, Botswana, Canada, Norway, Peru, Serbia and the United States and have supported value uplift of existing assets in Chile and the United States.

BHP Xplor

Through Xplor, our equity-free partnership program, we are working with explorers and technology providers to accelerate novel ideas in mineral exploration. Xplor extends BHP’s reach into emerging concepts and in turn shares the benefits of BHP’s expert network with our partners. To date, Xplor has supported 31 companies, with several companies advancing to longer-term commercial arrangements – demonstrating a clear pathway from concept to partnership. The FY2026 cohort consisted of 10 participants across exploration, data and technology, and represented our most diverse cohort to date.

Exploration expenditure

Our total metals exploration and resource assessment expenditure was US$408 million in FY2026, a 3 per cent increase on FY2025, and includes greenfield expenditure of US$132 million, a 10 per cent decrease from FY2025. Commentary in this section refers to greenfield exploration only.

Footnotes

1.
BHP reported copper production on a consolidated basis for the year ended 30 June 2026 (FY2026) relative to competitor reported copper production data for CY2025 on a consolidated basis compiled from Wood Mackenzie and publicly available information (company reports). Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck.
2.
Copper segment CuEq growth from FY2027 to FY2035 is based on BHP’s attributable share of production from BHP’s copper assets and from non‑operated joint ventures. Copper equivalent production for this aspiration includes contribution from by‑products and is calculated using UBS 2026 long term (real) consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver and US$82/lb for uranium
3.
BHP Insights: how copper will shape our future ‒ September 2024.
4.
Represents our current aspiration for Copper South Australia attributable copper production, and is not intended to be a projection, forecast or production target. Refer to Note 2 above for assumptions and qualifications, which apply to this aspiration. Copper equivalent production for this aspiration includes contribution from by‑products and is calculated using UBS long term consensus prices as of May 2026 of US$4.76/lb for copper, US$3,354/oz for gold, US$45/oz for silver and US$82/lb for uranium.
5.
CuEq calculation based on the potential Stage 1 production and commodity prices disclosed in the Vicuña Integrated Technical Report 2026: Copper US$4.60/lb, gold US$3,300/oz, silver US$40/oz. Refer to Note 2 above for other assumptions and qualifications, which apply to this aspiration.
6.
For more information, including the Resolution Mineral Resource estimate reported in accordance with Subpart 1300 of Regulation S‑K (S‑K 1300), refer to Additional Information 6 ‘Mineral Resources and Mineral Reserves'

4.
Our assets

4.1 Copper

Escondida

Ownership

BHP 57.5%, Rio Tinto 30%, JECO Corporation 10%, JECO 2 Ltd 2.5%

Overview

Located in the Atacama Desert in northern Chile, Escondida is a leading producer of copper concentrate and cathodes, with by-products including gold and silver. Escondida’s two open-cut pits feed three concentrator plants and two leaching operations.

Key developments in FY2026

During FY2026, Escondida celebrated 35 years since the beginning of its operations in 1991.

Copper production decreased 3 per cent to 1,261 kilotonnes (kt) (FY2025: 1,305 kt) due to planned lower concentrator feed grade of 0.90 per cent (FY2025: 1.02 per cent). This was partially offset by continued strong operational performance and productivity improvements, with record material mined and record concentrator throughput, as well as improved recoveries driven by operational enhancements, including the introduction of new reagents. Cathode production increased, supported by higher Full SaL recoveries and improved operational performance, enabling additional sulphide leach pad irrigation.

During FY2026, Escondida continued to make positive progress on the optimised Escondida Growth Program. In September 2025, the Antofagasta Environmental Evaluation Committee approved the Environmental Impact Declaration (DIA) for the Laguna Seca Expansion, enabling early infrastructure development. In March 2026, the DIA permit for the Escondida New Concentrator, the centrepiece of the growth program, was submitted. The new concentrator is expected to require an investment of between US$5.4 and US$6.3 billion to deliver between 230 and 270 ktpa of copper production capacity, more than offsetting the existing production capacity of the current Los Colorados plant which it will replace. Subject to approval of the DIA permit, the project will progress towards an expected final investment decision (FID) in CY2027–2028, with potential first production between CY2031–2032.

We continue to study various leaching technologies, with each at different stages of evaluation.

Production guidance for FY2027 remains unchanged between 1,000 and 1,100 kt. Concentrator feed grade for FY2027 is expected to be ~0.70 per cent.

Pampa Norte

Ownership

BHP 100%

Overview

Pampa Norte comprises two open-cut mines in the Atacama Desert in northern Chile – Spence and Cerro Colorado. Spence produces copper cathodes and copper concentrate, with by-products including gold, silver and molybdenum. Cerro Colorado produced copper cathodes until it entered temporary care and maintenance in December 2023.

Key developments in FY2026

Spence copper production decreased 21 per cent to 213 kt due to ongoing challenges with ore complexity at the concentrator, and the planned decline in stacked feed grade at the cathode plant, as we progress deeper into the hypogene mineralisation of the ore body. The Spence Concentrator Upgrade Recovery project, which upgrades the flotation circuit to increase residence time and improve recoveries, was sanctioned in June 2026, with first production expected during FY2028. Once commissioned, we expect the project will allow us to more effectively manage Spence’s ore complexity and variability. The Spence Chalcopyrite Leaching project was also sanctioned in June 2026, which includes the implementation of BHP’s sulphide leaching technology, Simple Approach to Leaching 2, to enable processing of hypogene ores and utilise latent capacity in the cathode infrastructure, with first production expected in CY2028.

Production at Spence for FY2027 is expected to be between 210 and 230 kt, as Spence continues to manage ore variability via blending at the concentrator before the concentrator upgrade comes online in FY2028.

Cerro Colorado which remains in care and maintenance, submitted an Environmental Impact Assessment (EIA) in June 2026, setting out a plan to restart operations and extend the mine life for an additional 20 years through upgrading existing infrastructure and developing a sustainable water solution. The project aims to leverage existing resources and proven BHP chloride leaching technology to produce copper cathodes.

Copper South Australia

Ownership

BHP 100%

Overview

Located in South Australia’s Gawler Craton region, Copper South Australia comprises the Olympic Dam, Carrapateena and Prominent Hill underground mining and surface operations, and the Oak Dam exploration project.

Olympic Dam has integrated crushing, grinding, concentrating, smelting and refining operations, and produces copper cathode, gold and silver bullion, and uranium oxide concentrate.

Carrapateena and Prominent Hill use underground mining and surface grinding and concentrating methods to produce copper concentrate, with gold and silver by-products. Oak Dam is a greenfield copper deposit with a copper and gold mineral resource, with potential silver and uranium, located between Carrapateena and Olympic Dam.

Key developments in FY2026

Copper South Australia achieved production of 321 kt of payable copper (FY2025: 316 kt), gold production of 393 thousand troy ounces (ktoz) (FY2025: 361 ktoz) and 3.6 kt of uranium (FY2025: 3.2 kt).

Production increased due to strong operational performance, including record material mined and ore milled, as well as the weather-related power outage in the prior period which impacted FY2025 production. Olympic Dam achieved a 20-year copper production record, while Prominent Hill benefited from higher feed grades. Carrapateena achieved record material mined and milled, which partially offset the impact of planned lower grades.

By-product production volumes were also strong with record gold production, including record refined gold at Olympic Dam, capitalising on strong gold prices, while uranium production also increased 16 per cent. At Prominent Hill, commissioning commenced on the Operations Expansion project (PHOX), which remains on track for first production in the second half of FY2027 and is expected to extend mine life into the mid-2040s. At Carrapateena, the decline to the base of the block cave was completed, a key milestone in our plan to expand Carrapateena operations up to 12 million tonnes per annum (Mtpa). Block cave ramp-up is scheduled to commence in FY2030. At Olympic Dam, progress continued on the Southern Mining Area Decline with lateral development commencing during the year. The project is expected to unlock up to 2.5 Mtpa of additional vertical capacity and remains on track for completion in the second half of FY2028.

Progress also continued across the broader growth program, with a design and supply contract awarded to China Nerin Engineering for key processing facilities associated with the Smelter and Refinery Expansion. At Oak Dam, exploration activities advanced in parallel with government approvals for the twin underground access declines.

Production for FY2027 is expected to be 290–320 kt, reflecting planned anode inventory build ahead of smelter maintenance scheduled for the first half of FY2028 and the impact of an unplanned conveyor belt failure at Carrapateena in July 2026.

Non-operated joint ventures

Antamina

Ownership

BHP 33.75%, Glencore 33.75%, Teck 22.5%, Mitsubishi 10%

Overview

Antamina, located in north central Peru, is a large, low-cost, open-cut copper and zinc mine with by-products including molybdenum and silver. It is independently operated by Compañía Minera Antamina S.A.

Key developments in FY2026

Copper production increased 27 per cent to a financial year record of 152 kt, as a result of higher feed grades and improved operational performance. Zinc production decreased 11 per cent to 96 kt, primarily due to lower feed grades.

During FY2026, BHP completed a long-term silver streaming agreement with Wheaton Precious Metals International Ltd. relating to BHP’s share of silver production from Antamina. Under the agreement, BHP received upfront consideration of US$4.3 billion. In exchange, BHP will deliver silver to Wheaton calculated by reference to BHP’s share of silver produced at Antamina, with settlement via metal credits and no physical delivery of silver. Antamina is not a party to the agreement. The agreement does not affect BHP’s shareholder rights, obligations under the joint venture arrangements, existing customer agreements, or exposure to copper, zinc and lead production from its share of Antamina.

Production for FY2027 is expected to be between 120 and 140 kt for copper and between 35 and 55 kt for zinc due to planned lower feed grades.

Resolution Copper

Ownership

Rio Tinto 55%, BHP 45%

Overview

Resolution Copper, in Arizona, US, represents one of the largest untapped, high-grade copper resources in the world, with the potential to become a significant copper producer in North America. Resolution Copper is operated by Rio Tinto.1

Key developments in FY2026

Resolution Copper progressed engineering and permitting activities during FY2026.

During the period, a key milestone was achieved, with the completion of a land exchange (LEX) with the US Government. Mandated by federal law, the LEX secured land critical for the project in exchange for environmentally sensitive and culturally important land owned by Resolution Copper, which was transferred to the US Government. This milestone enables the next phase of technical work and development planning. The LEX remains subject to ongoing litigation which is not currently impacting ongoing technical work. The Resolution Copper Project is also required to obtain state and local permits.

As technical studies and permitting activities advance, Resolution Copper remains committed to engaging with Native American Tribes and other stakeholders to create shared value and long-term benefits.

Footnote

1.
For more information, including the Resolution Mineral Resource estimate reported in accordance with Subpart 1300 of
Regulation S‑K (S‑K 1300), refer to Additional Information 6 ‘Mineral Resources and Mineral Reserves'

Vicuña

Ownership

BHP 50%, Lundin Mining 50%

Overview

Vicuña is advancing the opportunity for a staged development of the Josemaria and Filo del Sol deposits as an integrated project located along the border of San Juan province, Argentina and the Atacama region of Chile. It is independently operated by Vicuña Corp, a Canadian-incorporated joint venture company.

Key developments in FY2026

In February 2026, Vicuña released a Technical Assessment Report (including an updated mineral resource estimate) on the integrated Vicuña project, comprising Josemaria and Filo del Sol. The report reinforced the scale of the resource and the opportunity to develop a top global copper, gold and silver producing asset.

Vicuña continues to advance work to enable the development of the project in stages, designed to optimise capital, manage risk, generate early cash flow and maximise long-term district value. Development of Stage 1, with initial production from the Josemaria deposit, would set up the district for later development of the Filo del Sol deposit in Stages 2 and 3.

An update to the Josemaria Environmental Impact Declaration (DIA) was approved by the San Juan authorities in March 2026. In June 2026, Vicuña received approval for the inclusion of the Josemaria and Filo del Sol deposits to Argentina’s Incentive Regime for Large Investments (RIGI) under the Long-Term Strategic Export Projects designation (PEELP). Vicuña is the first mining project to be granted the RIGI PEELP status providing the project with significant economic benefits and fiscal certainty for up to 40 years.

Vicuña remains on track for a potential Stage 1 final investment decision as early as end of CY2026.

The comparison for the year ended 30 June 2025 to 30 June 2024 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2025, filed on 22 August 2025.

4.2 Iron Ore

Western Australia Iron Ore

Ownership

Western Australia Iron Ore (WAIO) BHP ownership: 85% for the four main joint ventures (JVs): Mt Newman JV, Yandi JV, Mt Goldsworthy JV and Jimblebar JV (the JVs are unincorporated, except Jimblebar JV); and 65% for POSMAC, which sells its ore to Mt Goldsworthy JV.

Overview

WAIO is an integrated system of four processing hubs and five open-cut operational mines in the Pilbara region of northern Western Australia. It owns and operates more than 1,000 kilometres of rail infrastructure and two port facilities.

WAIO’s mineral reserves are developed through integrated mining hubs connected to the mines and satellite orebodies by conveyors or spur lines. This approach seeks to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for several orebodies.

Ore is crushed, beneficiated (where necessary) and blended at the processing hubs – Mt Newman (which has our beneficiation plant), Yandi (which will process Ministers North in the future), Mining Area C (our largest operating iron ore hub, processing ore from Area C and South Flank) and Jimblebar – to create lump and fines products. These products are then transported along the Port Hedland–Mt Newman rail line to the Finucane Island and Nelson Point port facilities at Port Hedland.

Key developments in FY2026

WAIO delivered record production as a result of strong operational performance across the supply chain. WAIO achieved record material mined (up 6 per cent), with South Flank exceeding annual nameplate capacity. A drawdown of inventory at the Central Pilbara Hub (South Flank and Mining Area C) supported record volumes and provided value chain resilience. At port, Car Dumper (CD) performance improved following the completion of the Car Dumper 3 (CD3) rebuild in Q1 FY2026 (4.3 Mt impact, 100 per cent basis), which alongside the planned reduction in tie-in activity on the multi-year Rail Technology Program (RTP1) and combined with operational improvements across the rail network, generated increased efficiency, record inflow and record shipments (100 per cent basis).

In June 2026, the execution of the Ministers North project was approved for an investment of ~US$0.9 billion (100 per cent basis). Ministers North is a high-grade Brockman ore deposit and is expected to deliver ~20 Mtpa once ramped up, supporting sustained production of >305 Mtpa (100 per cent basis). The project is expected to generate attractive returns of >30 per cent as a result of utilising existing Yandi infrastructure. First ore is expected in FY2029.

Production for FY2027 is expected to be between 253 and 264 Mt (286 and 298 Mt on a 100 per cent basis) and includes the renewal of Car Dumper 4 in the first half of FY2027.

Non-operated joint venture

Samarco

Ownership

BHP 50%, Vale 50%

Overview

Samarco comprises an open-cut mine and three concentrators in Minas Gerais, Brazil and four pellet plants and a port in Anchieta, Espírito Santo, Brazil. Three 400-kilometre pipelines connect the mine to the pelletising facilities. Samarco is independently operated by Samarco Mineração S.A.

Operations were suspended in November 2015 following the Fundão dam failure. Since resuming in December 2020, Samarco has implemented enhanced tailings management practices, enabling operation without a conventional tailings dam. Samarco has pursued a safe and sustainable phased restart. The third phase, approved by the Samarco Board in November 2025, is expected to increase production capacity to 100 per cent, targeting an annual production of approximately 26 Mtpa (100 per cent basis) by CY2029.

> For more information on the Fundão dam failure and response refer to Additional information 8

Key developments in FY2026

Production (iron ore pellets and ore fines) increased 25 per cent to 7.8 Mt (BHP share) due to better than planned concentrator performance.

Production for FY2027 is expected to be between 7.5 and 8.0 Mt (BHP share).

Samarco continued the decommissioning of its upstream tailings dam structures in accordance with Brazilian legislation. Decommissioning of the Germano Main dam progressed as planned and remains on track for completion in FY2027. These structures continue to be certified as stable by independent third parties and are compliant with local stability and monitoring requirements. Samarco also maintained compliance with the Global Industry Standard on Tailings Management (GISTM).

Samarco is continuing broader studies to review solutions to operate without tailings dams beyond FY2030.

The comparison for the year ended 30 June 2025 to 30 June 2024 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2025, filed on 22 August 2025.

4.3 Coal

Steelmaking coal

BHP Mitsubishi Alliance

Ownership

BHP 50%, Mitsubishi 50%

Overview

BHP Mitsubishi Alliance (BMA) operates five steelmaking coal mines in the Bowen Basin, Queensland – Goonyella Riverside, Broadmeadow, Peak Downs, Saraji and Caval Ridge. The mines are open cut, except for the Broadmeadow underground longwall operation. BMA has access to infrastructure including a multi-user rail network and owns and operates its own coal-loading terminal at Hay Point, near Mackay.

Based on customer requirements, coal from different coal seams is blended to meet required quality specifications then washed at processing plants on site at Goonyella Riverside (which also processes Broadmeadow coal), Saraji, Peak Downs and Caval Ridge.

Key developments in FY2026

Production increased with strong operational performance at the open-cut operations, delivering the highest stripping volumes in five years. Improved wet weather operating performance enabled BMA to partially mitigate the impacts of higher-than-average rainfall including Tropical Cyclone Koji, weather-related mine sequencing impacts on yield, and ongoing geotechnical challenges at the Broadmeadow underground mine. BMA also increased raw coal inventory levels by around 30 per cent, reflecting the focus on strengthening supply chain stability and resilience. In December 2025, Saraji South mine was placed into a period of care and maintenance.

Production for FY2027 is expected to be between 18.5 and 20.5 Mt (37 and 41 Mt on a 100 per cent basis), weighted to the second half.

Energy coal

New South Wales Energy Coal

Ownership

BHP 100%

Overview

New South Wales Energy Coal (NSWEC) comprises the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley. It has access to infrastructure in the Hunter Region, including a multi-user rail network and coal loading terminal access at the Port of Newcastle through Newcastle Coal Infrastructure Group (BHP ownership: 28 per cent) and Port Waratah Coal Services.

We have approval to continue mining at NSWEC until the end of FY2030. This will allow time to work with our people and the local community on an equitable change and transition approach, balancing business, community and regulatory needs and expectations.

Key developments in FY2026

NSWEC FY2026 production of 16.36 Mt exceeded the top end of the external guidance range of 14–16 Mt, assisted by increased bypass coal due to mine sequencing. This was further supported by mining lower strip ratio areas as we continue to progress our plan to cease mining at the Mt Arthur Coal mine in June 2030.

Progressive rehabilitation of the site continues, in parallel with land use studies to consider options for future use of parts of the site and infrastructure after mining by BHP ceases. In November 2025, the Federal Net Zero Economy Authority announced funding for a mine land and infrastructure re-use pilot project at the Mt Arthur Coal mine, delivered in partnership with the NSW State Government, and the local Muswellbrook Shire Council, to progress approval pathways required to repurpose land and realise future employment opportunities. Technical and related studies are ongoing with third parties to explore a potential pumped hydro energy storage opportunity that could be progressed by others.

Production for FY2027 is expected to be between 14 and 16 Mt.

The comparison for the year ended 30 June 2025 to 30 June 2024 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2025, filed on 22 August 2025

4.4 Nickel

Western Australia Nickel

Ownership

BHP 100%

Overview

Western Australia Nickel comprises Nickel West and the West Musgrave project. It transitioned into temporary suspension at the end of the first half of FY2025 following oversupply in the global nickel market.

Western Australia Nickel holds the majority of tenements hosting nickel sulphide mineral resources in the Agnew-Wiluna belt, Western Australia. The Nickel West asset consists of open-cut and underground mines, concentrators, and a smelter and refinery for downstream processing. The West Musgrave project is a greenfield nickel and copper project located in the West Musgrave Ranges of Western Australia. Project construction has been temporarily suspended at ~30 per cent completion.

Key developments in FY2026

We intend to review the decision to temporarily suspend Western Australia Nickel by February 2027. As part of this review, BHP is assessing the potential divestment of the Western Australia Nickel assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure.

During the review process, BHP continues to support the workforce with a people first approach; ensure the ongoing safety and integrity of the mines and related infrastructure; work closely with Traditional Owners, governments and suppliers, and invest in local communities via the A$20 million Community Fund established in 2024; and invest in exploration to extend the resource life of Western Australia Nickel and preserve optionality.

4.5 Potash

Jansen potash project

Ownership

BHP 100%

Overview

The Jansen potash project is located about 140 kilometres east of Saskatoon, Saskatchewan, Canada. Jansen’s large resource is being developed in stages, with Jansen Stage 1 (JS1) expected to produce 4.15 Mt of potash per annum once fully ramped up, while Jansen Stage 2 (JS2) is expected to produce an additional 4.36 Mtpa. Combined output from the Jansen potash project is expected to be 8.5 Mtpa once JS1 and JS2 are fully ramped up. There are further potential brownfield expansions of up to 8 Mtpa.

Jansen is a world-class asset and is expected to have operating costs at the low end of the cost curve when fully ramped up. BHP holds mineral leases covering around 8,600 square kilometres in the Saskatchewan potash basin.

Key developments in FY2026

JS1 was 84 per cent complete as at 30 June 2026. During FY2026, we progressed underground and surface construction activities, including structural, mechanical and electrical works across key facilities.

In January 2026, BHP completed a detailed review of JS1’s cost and schedule estimates and confirmed that the total investment estimate for JS1 has increased to US$8.4 billion (including contingencies) from the preliminary updated estimated range of US$7.0 billion to US$7.4 billion (including contingencies) announced in July 2025, reflecting inflationary and real cost escalation pressures, design development, scope changes and lower productivity outcomes. BHP has implemented a response plan to address cost and schedule risks for JS1 which has improved productivity, strengthened project management and enhanced oversight of execution contracts. This plan is supporting sustained efficiency gains in the delivery of JS1 to completion with first production on track for mid-CY2027.

JS2 was 16 per cent complete as at 30 June 2026, with progress driven by engineering, procurement activities and civil works.

During FY2026, BHP completed a detailed review of cost and schedule estimates for JS2. Total investment for JS2 is estimated to be approximately US$6.9 billion (including contingencies), reflecting a US$2.0 billion increase from our previous investment cost estimate of US$4.9 billion when JS2 was approved in October 2023. As a result of higher-than-expected capital intensity for the Jansen potash project, including Stages 1 and 2 and potential future expansions, a non-cash impairment charge of US$2.3 billion (before and after tax) has been recognised in FY2026. Refer to Financial Statements note 3 and 13 for further information.

First production from JS2 is expected in late FY2031, following the previously announced extension of execution timing.

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

> For more information refer to Financial Statements

We use various non-IFRS financial information to reflect our underlying performance. Non-IFRS financial information is not defined or specified under the requirements of IFRS, however is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. Non-IFRS financial information is consistent with how management reviews financial performance of the Group with the Board and the investment community. OFR 8 ‘Non-IFRS financial information’ includes our non-IFRS financial information and OFR 8.1 ‘Definition and calculation of non-IFRS financial information’ outlines why we believe non-IFRS financial information is useful and the relevant calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

Summary of financial measures

Year ended 30 June US$M	2026	2025
Consolidated Income Statement (Financial Statements 1.1)
Revenue	58,760	51,262
Profit/(loss) after taxation	13,026	11,143
Profit/(loss) after taxation attributable to BHP shareholders	9,833	9,019
Dividends per ordinary share – paid during the period (US cents)	133.0	124.0
Dividends per ordinary share – determined in respect of the period (US cents)	172.0	110.0
Basic earnings/(loss) per ordinary share (US cents)	193.6	177.8
Consolidated Balance Sheet (Financial Statements 1.3)
Total assets	121,387	108,790
Net assets	56,321	52,218
Consolidated Cash Flow Statement (Financial Statements 1.4)
Net operating cash flows	21,778	18,692
Capital and exploration and evaluation expenditure	10,257	9,794
Other financial information (OFR 8)
Net debt	8,694	12,924
Underlying attributable profit	13,204	10,157
Underlying EBITDA	32,947	25,978
Underlying basic earnings per share (US cents)	260.0	200.2
Underlying return on capital employed (per cent)	26.1	20.6

5.2 Key performance indicators

Our key performance indicators (KPIs) enable us to measure our development and financial performance. These KPIs are used to assess performance of our people throughout the Group.

> For information on our approach to performance and reward refer to Remuneration Report

> For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes refer to Remuneration Report

Reconciling our financial results to our key performance indicators

	Profit			Earnings		Cash		Returns
			US$M		US$M		US$M			US$M
Measure	Profit after taxation		13,026	Profit after taxation	13,026	Net operating cash flows	21,778	Profit after taxation		13,026
Made up of	Profit after taxation			Profit after taxation

Cash generated by the Group’s consolidated operations, after dividends received, interest, proceeds and settlements of cash management related instruments, taxation and royalty-related taxation. It excludes cash flows relating to investing and financing activities.

								Profit after taxation
Adjusted for	Exceptional items before taxation	3,371		Exceptional items before taxation	3,371			Exceptional items after taxation		3,371

	Tax effect of exceptional items	–		Tax effect of exceptional items	–			Net finance costs excluding exceptional items		855

	Exceptional items after tax attributable to non-controlling interests	–		Depreciation and amortisation excluding exceptional items	6,201			Income tax expense on net finance costs		(259)

	Exceptional items attributable to BHP shareholders		3,371	Impairments of property, plant and equipment, financial assets and intangibles excluding exceptional items	106			Profit after taxation excluding net finance costs and exceptional items
										16,993

	Profit after taxation attributable to non-controlling interests		(3,193)	Net finance costs excluding exceptional items	855			Net assets at the beginning of the period	52,218

				Taxation expense excluding exceptional items	9,388			Net debt at the beginning of the period	12,924

								Capital employed at the beginning of the period		65,142

								Net assets at the end of the period	56,321

								Net debt at the end of the period	8,694

								Capital employed at the end of the period		65,015
								Average capital employed		65,079

To reach our KPIs	Underlying attributable profit		13,204	Underlying EBITDA	32,947	Net operating cash flows	21,778	Underlying return on capital employed		26.1%
Why do we use it?	Underlying attributable profit allows the comparability of underlying financial performance by excluding the impacts of exceptional items.

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

5.3 Financial results

The following table provides more information on the revenue and expenses of the Group in FY2026.

	2026	2025	2024
Year ended 30 June	US$M	US$M	US$M
Revenue[1]	58,760	51,262	55,658
Other income	514	368	1,285
Expenses excluding net finance costs	(35,979)	(32,319)	(36,750)
Profit/(loss) from equity accounted investments, related impairments and expenses	574	153	(2,656)
Profit from operations	23,869	19,464	17,537
Net finance costs	(1,455)	(1,111)	(1,489)
Total taxation expense	(9,388)	(7,210)	(6,447)
Profit after taxation	13,026	11,143	9,601
Attributable to non-controlling interests	3,193	2,124	1,704
Attributable to BHP shareholders	9,833	9,019	7,897

1.
Includes the sale of third-party products.

Profit after taxation attributable to BHP shareholders of US$9.8 billion includes an exceptional loss of US$3.4 billion and compares to US$9.0 billion, including an exceptional loss of US$1.1 billion in the prior period. The FY2026 exceptional loss comprises a US$2.3 billion impairment charge related to the Jansen project and US$1.1 billion relating to Samarco dam failure impacts.

The FY2025 exceptional loss comprised US$0.9 billion relating to Samarco dam failure impacts and US$0.2 billion associated with the transition of Western Australia Nickel (WAN) into temporary suspension.

> For more information on Exceptional items refer to Financial Statements note 3 ‘Exceptional items’

Revenue of US$58.8 billion increased by US$7.5 billion, or 15 per cent from FY2025. Revenue increased primarily due to higher average realised prices for copper, iron ore and steelmaking coal, partially offset by lower sales volumes at Escondida, driven by planned lower concentrator feed grade, and at Spence, due to ongoing challenges processing complex ore at the concentrator and the planned decline in stacked feed grade at the cathode plant.

> For information on our average realised prices and production of our commodities refer to OFR 7

Total expenses (excluding net finance costs) increased US$3.7 billion (11 per cent) to US$36.0 billion in FY2026, including a US$2.3 billion Jansen project impairment. Higher third-party commodity purchases (US$1.2 billion) driven by increased copper prices and higher purchase volumes at Antamina, depreciation from newly capitalised assets (US$0.7 billion), and inflationary impacts on wages, salaries and raw materials (US$0.6 billion combined) were the primary drivers. These increases were partially offset by favourable net inventory movements of US$1.5 billion.

Profit from equity accounted investments, related impairments and expenses increased US$0.4 billion to US$0.6 billion, driven by higher copper prices and production at Antamina.

> For more information on impairment charges refer to Financial Statements note 3 ‘Exceptional items’ and Financial Statements note 13 ‘Impairment of non-current assets’ respectively

Net finance costs of US$1.5 billion increased by US$0.3 billion or 31 per cent from FY2025 primarily due to the impact of inflation on the unwind of discounting expense associated with provisions.

> For more information on net finance costs refer to Financial Statements note 23 ‘Net finance costs’

Total taxation expense of US$9.4 billion increased by US$2.2 billion, or 30 per cent from FY2025 primarily reflecting tax on increased profits driven by higher commodity prices.

> For more information on income tax expense refer to Financial Statements note 6 ‘Income tax expense’

Principal factors that affect Underlying EBITDA

The following table and commentary describe the impact of the principal factors1 that affected Underlying EBITDA for FY2026 compared with FY2025.

	US$M
Year ended 30 June 2025	25,978
Net price impact:
Change in sales prices	7,710	Higher average realised prices for copper, iron ore and steelmaking coal.
Price-linked costs	(399)	Higher copper, iron ore and coal royalties in line with higher prices.
	7,311
Change in volumes	(1,167)

Escondida record material mined and concentrator throughput, along with improved recoveries driven by operational enhancements more than offset by lower volumes at Escondida, Spence and Copper SA, primarily due to planned grade decline and ongoing challenges with processing complex ore at Spence.

Partially offset by higher volumes at NSWEC as a result of increased bypass coal due to mine sequencing and BMA strong operational performance at open-cut operations delivering the highest stripping volumes in five years and improved wet weather operating performance.

WAIO delivered record production as a result of strong operational performance across the supply chain.

Change in controllable cash costs
Operating cash costs	1,118

Escondida, Spence and Copper SA lower costs driven by inventory movements due to timing of shipments. Lower Escondida costs also reflect non-recurrence of one-off labour-related costs in FY2025.

WAIO costs were lower due to net favourable inventory movements primarily driven by strong operational performance at the mines, partially offset by a drawdown of inventory at the Central Pilbara Hub.

BMA and NSWEC costs were lower due to favourable net inventory movements reflecting continued focus on strengthening supply chain stability at BMA and prior period impacts of reduced truck availability and unfavourable weather conditions at NSWEC.

Exploration and business development	73
	1,191
Change in other costs:
Exchange rates	(798)	Impact of movements in the Australian dollar and Chilean peso against the US dollar.
Inflation on costs	(675)	Impact of inflation on the Group’s cost base.
Fuel, energy, and consumable price movements	(209)	Predominantly higher diesel prices.
Non-cash	96	Higher stripping capitalisation at Escondida reflecting phase of mine plan.
	(1,586)
Change in other:
Asset sales	100
Ceased and sold operations	476	Primarily driven by transition of WAN into temporary suspension in December 2024.
Other	644	Includes higher profits from Antamina driven by increased copper prices.
Year ended 30 June 2026	32,947

1.
For information on the method of calculation of the principal factors that affect Underlying EBITDA, refer to OFR 8.2.

Cash flow

The following table provides a summary of the Consolidated Cash Flow Statement contained in Financial Statements 1.4, excluding the impact of foreign currency exchange rate changes on cash and cash equivalents.

	2026	2025	2024
Year ended 30 June	US$M	US$M	US$M
Net operating cash flows	21,778	18,692	20,665
Net investing cash flows	(12,011)	(13,350)	(8,762)
Net financing cash flows	(3,280)	(5,971)	(11,669)
Net increase/(decrease) in cash and cash equivalents	6,487	(629)	234

Net operating cash inflows of US$21.8 billion increased by US$3.1 billion. This is primarily due to higher average realised copper, iron ore and steelmaking coal prices generating higher profits, partially offset by unfavourable foreign exchange movements, inflationary impacts on the Group’s cost base and working capital movements across the Group.

Net investing cash outflows of US$12.0 billion decreased by US$1.3 billion. This decrease is primarily due to the non-recurrence of the US$2.1 billion FY2025 acquisition of a 50 per cent share in the Vicuña joint venture, partially offset by higher capital expenditure of US$0.5 billion and proceeds on the divestment of Carajás of US$0.2 billion.

> For more information on the acquisition of Vicuña refer to Financial Statements note 29 ‘Investments accounted for using the equity method’

Net financing cash outflows of US$3.3 billion decreased by US$2.7 billion reflecting proceeds of US$4.3 billion from the Antamina silver streaming agreement with Wheaton Precious Metals International Ltd, partially offset by higher dividends paid of US$0.8 billion, and higher repayments of interest bearing liabilities of US$0.7 billion.

> For more information refer to Financial Statements note 21 ‘Net debt’

Underlying return on capital employed (ROCE) of 26.1 per cent increased by 5.5 percentage points (FY2025: 6.6 percentage point decrease) primarily due to the increase in profit after taxation excluding net finance costs and exceptional items of US$4.3 billion, which was mostly driven by higher realised commodity prices during FY2026. This was partially offset by higher average capital employed.

> For more information on ROCE refer to OFR 8

The comparisons for the year ended 30 June 2025 to 30 June 2024 in connection with Financial results, Principal factors that affect Underlying EBITDA and Cash flow have been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2025, filed on 22 August 2025.

5.4 Debt and sources of liquidity

Our policies on debt and liquidity management have the following objectives:

•
a strong balance sheet through the cycle
•
diversification of funding sources
•
maintain borrowings and excess cash predominantly in US dollars

Interest bearing liabilities, net debt and gearing

At the end of FY2026, Interest bearing liabilities were US$27.1 billion (FY2025: US$24.5 billion) and Cash and cash equivalents were US$18.5 billion (FY2025: US$11.9 billion), with Net debt of US$8.7 billion (FY2025: US$12.9 billion). The decrease in Net debt of US$4.2 billion is primarily due to US$21.8 billion operating cash flows combined with US$4.3 billion proceeds from streaming arrangements, partially offset by US$10.3 billion capital and exploration expenditure, US$9.1 billion of dividend payments and US$2.0 billion of Samarco settlement obligation payments. Gearing, which is the ratio of Net debt to Net debt plus Net assets, was 13.4 per cent at 30 June 2026, compared with 19.8 per cent at 30 June 2025.

> For more information on Net debt and gearing refer to Financial Statements note 21 ‘Net debt’ and OFR 8

Gross debt increased by US$2.6 billion to US$27.1 billion as at 30 June 2026. The increase reflects the issuance of €1.4 billion Euro bonds in August 2025 and US$1.5 billion US bonds in September 2025 as well as entering a US$850 million five-year bank loan in January 2026, offset by the repayment of US$1.0 billion of 4.875 per cent USD senior notes that matured in February 2026 and US$323 million of 6.42 per cent USD senior notes that matured in March 2026.

At the subsidiary level, Escondida repaid US$40 million of debt.

The following table expands on the net debt, to provide more information on the cash and non-cash movements in FY2026.

	2026	2025
Year ended 30 June	US$M	US$M
Net debt at the beginning of the period	(12,924)	(9,120)
Net operating cash flows	21,778	18,692
Net investing cash flows	(12,011)	(13,350)
Net financing cash flows	(3,280)	(5,971)
Net increase/(decrease) in cash and cash equivalents	6,487	(629)
Carrying value of interest bearing liability net proceeds	(1,594)	(2,454)
Carrying value of debt related instruments settlements	22	147
Carrying value of cash management related instruments proceeds	(96)	(195)
Fair value change on hedged loans[1]	367	(263)
Fair value change on hedged derivatives[1]	(292)	290
Foreign currency exchange rate changes on cash and cash equivalents	152	24
Lease additions (excluding leases associated with index-linked freight contracts)	(638)	(547)
Other	(178)	(177)
Non-cash movements	(589)	(673)
Net debt at the end of the period	(8,694)	(12,924)

1.
The Group hedges against the volatility in both exchange and interest rates on debt, and also exchange rates on cash, with associated movements in derivatives reported in Other financial assets/liabilities as effective hedged derivatives (cross currency and interest rate swaps), in accordance with accounting standards. For more information refer to Financial Statements note 24 'Financial risk management'.

Funding sources

In August 2025, the Group issued two tranches of EUR bonds comprising €800 million 3.18 per cent bonds due CY2031 and €600 million 3.643 per cent bonds due CY2035. The EUR bonds were issued by BHP Billiton Finance Limited, a wholly-owned finance subsidiary of BHP Group Limited, and are fully and unconditionally guaranteed by BHP Group Limited.

In September 2025, the Group issued two tranches of USD bonds comprising US$500 million 5.00 per cent bonds due CY2036 and US$1.0 billion 5.750 per cent bonds due CY2055. The USD bonds were issued by BHP Billiton Finance (USA) Limited, a wholly-owned finance subsidiary of BHP Group Limited, and are fully and unconditionally guaranteed by BHP Group Limited.

In January 2026, the Group entered into a US$850 million five-year term loan. The borrower is BHP Billiton Finance Limited, a wholly-owned subsidiary of BHP Group Limited, and is fully and unconditionally guaranteed by BHP Group Limited.

Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, but this would be considered normal for such facilities.

In addition to the Group’s uncommitted debt issuance programs, we hold the following committed standby facility:

	Facility available	Drawn	Undrawn	Facility available	Drawn	Undrawn
	2026	2026	2026	2025	2025	2025
	US$M	US$M	US$M	US$M	US$M	US$M
Revolving credit facility[1]	5,500	–	5,500	5,500	–	5,500
Total financing facility	5,500	–	5,500	5,500	–	5,500

1.
During the year we completed a one-year extension of the facility which is now due to mature on 10 July 2031. The Group’s committed US$5.5 billion revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2026, US$ nil commercial paper was drawn (FY2025: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2025: US$5.5 billion). A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margin is typical for a credit facility extended to a company with the Group’s credit rating.

> For more information on the maturity profile of our debt obligations and details of our standby and support agreements refer to Financial Statements note 24 'Financial risk management'

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2026 is provided in Financial Statements note 11 ‘Property, plant and equipment’, Financial Statements note 22 ‘Leases’ and Financial Statements note 32 ‘Contingent liabilities’, respectively

In our opinion, working capital is sufficient for our present requirements. The Group’s Moody’s credit rating has remained at A1/P-1 outlook stable (long-term/short-term). The Group’s Fitch credit rating has remained at A/F1 outlook stable (long-term/short-term). Credit ratings are forward-looking opinions on credit risk. Moody’s and Fitch’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

Dividends

Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. The minimum dividend payment for the second half of FY2026 was US$0.69 per share. The Board determined to pay an additional amount of US$0.30 per share, taking the final dividend to US$0.99 per share (US$5.0 billion). In total, cash dividends of US$8.7 billion (US$1.72 per share) have been determined for FY2026.

The comparison for the year ended 30 June 2025 to 30 June 2024 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2025, filed on 22 August 2025.

6.
Risk Factors

6.1 Risk Factors

Our risk factors are described below and may occur as a result of our activities globally. The activities of our non-operated joint ventures, third parties engaged by BHP and stakeholders through our value chain may also give rise to financial, legal and reputational risks to BHP. These risks, individually or collectively, could threaten our strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, communities, or the interests of our partners and stakeholders, which could in each case lead to litigation, regulatory investigations or enforcement actions (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of partner, stakeholder and/or investor confidence. References to ‘financial performance’ include our share price, financial condition and liquidity, which may be adversely affected by factors such as decreased profitability or increased operating costs, capital allocation, remediation costs or contingent liabilities, or insufficient insurance coverage.

We group our risk factors under three risk themes: operational risks, strategic risks and sustainability-related risks. Some risk factors disclosed in our FY2025 Annual Report have been reframed to align with these themes, while our previous risk factors on low-carbon transition and business resilience are now discussed throughout other risk factors to better reflect their interconnectivity with BHP's broader risk profile. The potential risks, impacts to BHP and management's approach for each risk factor below are described at a high level only. The potential opportunities for our risk themes are also not exhaustive. BHP may also be exposed to risks that we currently believe to be immaterial, or which are newly developing or changing such that there is not enough information to assess their materiality or applicability to our business, in each case which may materially affect our business if they occur.

BHP does not manage non-operated joint ventures or third parties, but remains exposed to risks from the activities of those parties. BHP seeks to oversee and manage the financial, legal and reputational risks to BHP related to its investments in non-operated joint ventures and relationships with third parties.

Operational risks

Operational risks encompass risks associated with events that may impede operational continuity, undermine our business resilience or result in significant adverse safety or other impacts to our people, communities, the environment or our ability to generate returns. Managing operational risks is essential to sustaining safe, reliable and resilient operations across our global portfolio and delivering on our strategy.

Risk factor: Operational events

Our activities inherently involve a broad range of operational event risks that may harm our people and assets, communities, other stakeholders and/or the environment. Effective management of operational event risks is critical to maintaining operational continuity and performance, and our licence to operate.

Potential risks

•
Transportation events (such as aircraft, vehicle, rail, vessel, shipping or other incidents) during the movement of our people, supplies or products. These events and any resulting spillages or hydrocarbon releases could occur in (or result in greater impact if they occur in) areas of cultural significance or remote and environmentally sensitive areas (including waterways), such as those in Australia, South America, Asia, the United States and Canada.
•
Unplanned fire or explosion events on the surface or underground.
•
Geotechnical instability events, such as failures of underground excavations, large wall instabilities in open-pit mines, or interactions between mining activities and community infrastructure or natural systems. This includes at our operated and legacy mine sites and projects in Australia, Chile, the United States and Canada.
•
Hazardous materials containment failures, or other occupational or process safety events or workplace exposures.
•
Extreme weather and natural hazards, including intense storms, drought, flooding, landslides, wildfire and other severe weather patterns such as extreme heat or cold that disrupt operational continuity. Many of our assets are located in locations that experience extreme weather. For example, as has been the case in prior years, tropical storms in FY2026 impacted production at BMA and WAIO.
•
Increasing mine complexity, grade variability and dependence on specialised technical expertise, including mining in locations where or using techniques in which we have relatively less experience. These factors may give rise to resource development-related risks, including incorrect resource definitions, suboptimal mine planning and inadequate operational water management, and may be more relevant for mines that have declining grades or require techniques with which we are less familiar.
•
Talent attraction and retention challenges, including those associated with an ageing workforce, the remote locations of our operations, declining enrolment in mining-related fields of study and increasing competition for skilled professionals. These factors could reduce our ability to manage operational event risks (and our other risk factors) effectively.
•
Failure by suppliers, contractors, joint venture partners or our non-operated joint ventures and/or their operators to perform existing contracts or obligations (including due to insolvency, supply chain disruptions or other geopolitical or macroeconomic factors), such as construction of large projects or supply of key inputs to our business (for example, consumables for our mining equipment). For example, heightened geopolitical tensions, particularly in the Middle East, have started to impact supply of ammonia, certain construction materials, diesel and aviation fuel. A sharp increase in oil and energy prices and disruptions to global fuel supply chains have resulted in, and may continue to result in, high volatility in global energy markets, concerns about energy supplies and increased potential for government intervention in supply chains.
•
Other natural events (such as earthquakes, tsunamis, solar flares and pandemics) or regional or local adverse events (such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism and bomb threats). For example, protected industrial action took place at WAIO during FY2026 following reforms to Australia's industrial relations framework.

Potential impacts to BHP

•
Harm to our or other people, such as serious injuries, loss of income, illness or fatalities.
•
Damage to or loss of infrastructure, equipment and other physical assets, resulting in reduced production or delays.
•
Adverse impacts on communities and Indigenous peoples, including loss of amenities, livelihood or culture.
•
Environmental impacts, such as contamination, habitat loss or other nature-related consequences.
•
Inefficiencies in developing reserves, impacting lifecycle value of our resources.
•
Reduced financial performance, including due to operational delays or stoppages, costs associated with remediation, recovery or regulatory compliance, or compensation.
•
Regulatory enforcement action or litigation.
•
Reputational damage and erosion of stakeholder trust impacting business relationships and our ability to attract and retain talent.

Risk factor: Key infrastructure failure

We rely on various equipment, infrastructure and transportation routes to support the safe and reliable operation of our assets and the delivery of our products to customers. This includes tailings storage facilities, water and power supply, processing plants, rail networks, ports and other logistics infrastructure, much of which is large scale, long life and, in some cases, shared with third parties. Failure, damage or prolonged unavailability of key infrastructure or transportation routes, including due to ageing assets, operational events, third-party disruption or climate-related physical risk impacts, could result in harm to people and the environment, production and sales disruptions, and increased costs. Additionally, insurance may not be available on commercially reasonable terms or may not fully cover losses from risks to our business, including those posed by our other risk factors.

Potential risks

•
Failure of a water or tailings storage facility.
•
Failure of our physical fixed plant equipment and infrastructure, including business critical equipment and infrastructure. For example, structural, civil, mechanical or electrical defects may occur due to corrosion, fatigue cracking or other causes and lead to failure of production critical assets including our concentrators, ship loaders, car dumpers and ore reclaimers.
•
Unavailability of shared infrastructure (such as railway lines or ports), equipment, materials or transportation routes, at all or at commercial prices, including due to geopolitical events or operational events experienced by BHP or third parties. For example, a blockage of the Port Hedland channel, which our WAIO asset relies on to deliver iron ore to our customers, may occur due to a grounded vessel.
•
Key infrastructure failure or other events driven by climate-related physical risk impacts. This includes acute risks that are event driven (including increased frequency and/or severity of extreme weather events) and chronic risks resulting from longer-term changes in climate patterns. Climate hazards may include changes in precipitation patterns, water shortages, rising sea levels, increased storm intensity, prolonged extreme temperatures and increased drought, fire and flooding.

Potential impacts to BHP

•
Harm to our or other people, such as serious injuries, illness or fatalities.
•
Reduced production or delays, or an inability to deliver our products to our customers.
•
Adverse impacts on communities and Indigenous peoples, including loss of amenities, livelihood or culture.
•
Environmental impacts, such as contamination, habitat loss or other nature-related consequences.
•
Reduced financial performance, including due to costs associated with remediation, recovery or regulatory compliance.
•
Regulatory enforcement action or litigation.
•
Reputational damage and erosion of stakeholder trust impacting business relationships and our ability to attract and retain talent.

Risk factor: Cybersecurity

Our business and operational processes are increasingly dependent on the technology we use to support delivery of our current and future operational, financial and social objectives. This growing dependence correspondingly elevates BHP's exposure to cybersecurity risks, which continue to evolve in frequency, scale and sophistication. A cybersecurity incident could lead to loss or disclosure of commercial or personal data, as well as physical safety, infrastructure or environmental impacts, or production or commercial disruptions (for example, due to a cybersecurity incident resulting in malfunction or shutdown of equipment). We have experienced cybersecurity threats in the past and may do so in the future. As our information and operational systems expand, and cybersecurity incidents experienced by businesses globally increase, our exposure to these risks may continue to grow. Some of our partners and suppliers have also experienced cybersecurity incidents, as evidenced by public disclosures, and may continue to experience similar threats in the future, underlining the need for effective cybersecurity resilience across our value chain.

Potential risks

•
Cybersecurity incident on our information or operational technology systems.
•
Cybersecurity incident on our third-party partners and service providers, such as our cloud service providers or vendors with authorised access to our systems.
•
Evolving cybersecurity risks, including the use of artificial intelligence (AI) and machine learning by attackers to enable sophisticated impersonation, phishing, social engineering and deepfake attacks, and risks arising from compromised, misused or autonomous AI systems, including frontier large language models and AI agents. Advanced AI technologies may increase the speed, scale and sophistication of cyber-attacks through the exploitation of previously unknown vulnerabilities and the rapid identification and combination of weaknesses and misconfigurations that are increasingly difficult to predict and detect.

Potential impacts to BHP

•
Operational or key infrastructure failure events, including those that result in harm to people or damage to equipment, infrastructure or the environment.
•
Reduced production or commercial disruption, including an inability to process or ship our products.
•
Corruption or loss of system data.
•
Unintended loss or disclosure of commercial or personal information, including market sensitive information or health information.
•
Misappropriation or loss of funds.
•
Reduced financial performance, including due to liability or termination of our contracts with third parties.
•
Government investigations, regulatory enforcement action or litigation (including class actions), and associated fines and penalties.
•
Reputational damage and erosion of stakeholder trust impacting business relationships and our ability to attract and retain talent.

Strategic risks

Strategic risks encompass risks associated with changes in global trade, longer-term economic trends, geopolitical shifts and evolving stakeholder expectations, and influence our ability to position and shape our portfolio. Strategic risks may impact our ability to deliver on our strategy, optimise our portfolio and access key markets.

Risk factor: Portfolio strategy

In pursuit of our strategy, we target a portfolio of quality assets in attractive commodities and relevant growth options. We review and adjust our strategy and make changes to our portfolio. Examples of recent portfolio actions include our acquisition of OZ Minerals in FY2023 and the formation of our non-operated joint venture, Vicuña Corp, in FY2025. Our ability to identify shifts in commodity attractiveness, execute timely acquisitions and divestments, and mature organic growth options is critical to pursuing our portfolio strategy, and failure to do so could result in a reduced ability to achieve expected commercial objectives from our assets or investments. Delivery of major projects and growth options is important to our strategy and long-term financial performance. Large projects are complex, capital intensive and often depend on government approvals, partner alignment, long-lead infrastructure and the timely availability of labour, equipment, energy and water. Optimising our portfolio also increasingly relies on our ability to adopt and scale advanced technologies, including AI, automation and lower greenhouse gas (GHG) emissions technologies, to enable accurate insights, efficient use of capital and improved decision-making.

Potential risks

•
Failure to identify material external and internal signals early, translate them into strategic insight and adjust our strategy. This includes potential changes in the geopolitical landscape, commodity attractiveness and missed entry or commodity exit opportunities, including as a result of shifts in customer demand, technological change, energy transition dynamics, trade policy or regulatory developments.
•
Commodity price volatility, which has historically been, and may continue to be, subject to significant fluctuation due to global economic and geopolitical factors, including trade restrictions and tariffs, regional unrest, industrial activity, technological change (including new technologies within the steel sector), product substitution, interest rate movements and exchange rate fluctuations. Government intervention in critical mineral markets, driven by national security and supply-chain resilience considerations, such as strategic stockpiling, export controls or state-backed investment, may also distort markets and increase volatility.
•
Existing and emerging policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon economy. These risks may amplify this and our other risk factors, while the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy and our business.
•
Failure to attract and retain capable talent required for strategy design or execution, including in a competitive global labour market and for specialised skills required for major project delivery.
•
Failure to optimise our portfolio through effective and efficient acquisitions, exploration, large project delivery, mergers, divestments, monetisation transactions or expansion of existing or acquired assets (including due to sub-optimal capital prioritisation), particularly in periods of heightened commodity price volatility, cost inflation or capital market uncertainty and geopolitical tensions. Where our projects and operations are developed and operated through joint ventures or other arrangements with third parties, their success and timing depend on a number of factors that may be outside our control, including our partners' interests and objectives, financial resources and agreement on major decisions.
•
Failure to achieve expected commercial and related objectives from assets or investments, such as cost savings, increased revenues or improved operational performance (including as a result of inaccurate commodity price assumptions or resources and reserves estimates). This risk could be exacerbated by impacts from factors such as climate-related transition risks (including commercial challenges associated with adopting lower GHG emissions technologies), increased input prices (such as diesel), supply chain disruptions (including as a result of climate-related physical risks), labour shortages or cost increases, inflationary pressures and unfavourable exchange rates. For more information on BHP's climate-related transition risks refer to Sustainability Report.
•
Failure to meet stakeholder expectations (including in key copper and iron ore regions) that affect long-term access to land, project sequencing, asset life-extension decisions or future growth options. This includes expectations relating to water stewardship, Traditional Owner and Indigenous peoples’ rights, cultural heritage and closure.
•
Failure to deliver major projects and growth options on expected cost, schedule, production, quality or return assumptions.
•
Renegotiation or nullification of permits, inability to secure new permits or approvals, increased royalties (such as the Queensland Government’s increase in coal royalty rates in June 2022), fiscal or monetary policy instability or legislative changes.

•
Industrial relations legislative reforms in Australia, including ‘Same Job, Same Pay’, 'Secure Jobs, Better Pay' and related reforms, have increased and may continue to increase labour costs, bargaining activity, union access, compliance obligations and uncertainty for BHP and certain contracting partners. These reforms may affect workforce flexibility, contractor arrangements, enterprise bargaining outcomes, project execution, productivity, operating costs and the risk of protected industrial action or other labour disruption.
•
Partnering with companies that are, or undertake activities that are, misaligned with our values, standards or stakeholder expectations, particularly in circumstances in which we do not operate the asset or have a controlling interest in the venture.
•
Failure to effectively adopt and scale advanced technologies in a timely manner, including AI, automation, decarbonisation solutions and digital platforms. Additionally, AI systems could be deployed or used without appropriate governance or human oversight. These risks could be exacerbated by inadequate investment in infrastructure, quality governed data and skilled talent, as well as evolving regulatory requirements, cybersecurity threats and considerations related to the responsible, secure and ethical deployment of AI (including the potential for workforce disruption and societal dissatisfaction).
•
Failure or outage of business-critical technology systems at an enterprise level or at one or more of our assets, including due to a cybersecurity incident. Such incidents could exacerbate our other risk factors or cause them to occur, including operational and key infrastructure failure events.

Potential impacts to BHP

•
Loss of value due to asset impairments or stranded assets.
•
Reduced financial performance, increased cash flow volatility or reduced confidence in our business, limiting our ability to access capital, access other financial products (such as insurance cover), fund growth, execute portfolio changes or pay dividends to investors.
•
Delays or cost overruns in project delivery.
•
Loss of competitive advantage and diminished strategic flexibility.
•
Reduced share price, including due to divestment of our securities.
•
Reputational damage and litigation.

Risk factor: Access to markets

Our ability to deliver the commodities we produce to customers worldwide is critical to our business model. As a major supplier of iron ore, copper, coal and other commodities, we are increasingly exposed to a more volatile and fragmented geopolitical environment, reinforcing the need to strengthen supply chain resilience across both inbound and outbound routes. We face heightened risks from duties, tariffs, import and export controls and other trade barriers impacting our products and those of our customers. Shifts in policy or legislation, trade agreements, contractual obligations or geopolitical conditions could disrupt physical and logistical pathways for selling our products into our key customer markets, which in turn could affect our sales volumes or require us to accept lower realised prices. Concentrated customer bases, shifts in geopolitical conditions and the challenges of entering new or more complex regulatory markets can amplify commercial exposure and ultimately impact the financial outcomes of our commodity sales.

Potential risks

•
Government actions, including economic sanctions, tariffs or other trade restrictions, imposed by or on countries where we operate or into which we sell or deliver our products.
•
Physical disruptions to the delivery of our products to customers in key markets, including due to the disruption of shipping routes, closure or blockage of ports or land logistics (road or rail), other supply chain disruptions (including those resulting from geopolitical actions and trade policy) or armed conflict. In some cases, physical disruptions may be driven or intensified by weather and climate variability, including as potentially exacerbated or affected by climate change. Our operations are located in remote and environmentally sensitive areas, including in Western Australia and Queensland, which may be particularly exposed to climate-related physical risk impacts.
•
Legal or regulatory changes, including new or increased royalties or taxes, government-mandated price caps, port, export or import restrictions or customs requirements, shipping/maritime/transport regulatory changes, restrictions on movements or imposition of quarantines, or changing environmental restrictions or regulations, including measures with respect to carbon-intensive industries or imports.
•
Commercial changes, including changes to the standards, preferences and requirements of customers involving products and contract structures.

•
Failure to meet customer, investor or regulatory expectations relating to responsible sourcing, Indigenous peoples’ rights and labour conditions across supply chains, including those that support our copper, potash and future-facing commodity growth pathways.
•
Geopolitical tensions and volatility, including ongoing conflicts between Russia and Ukraine and in the Middle East.

Potential impacts to BHP

•
Reduced sales volumes or lower realised prices for our commodities impacting cash flow and capital allocation, including due to commodity price volatility.
•
Reduced portfolio resilience.
•
Increased operating and logistics costs.
•
Adverse strategic or business planning decisions, resulting in delays in accessing new markets or expanding presence.
•
Reputational damage and erosion of stakeholder confidence.
•
Regulatory enforcement action or litigation.

Sustainability-related risks

Risks associated with our activities that fail to meet stakeholder expectations, resulting in significant adverse impacts on our people, communities, the environment or our business. Sustainability-related risks may also influence or exacerbate our strategic and operational risks, particularly over the medium to long term.

Risk factor: Community and Indigenous peoples

The long-term viability of our business is closely connected to the wellbeing and satisfaction of the communities and Indigenous peoples where we have a presence. At any stage of the asset lifecycle, our activities and operations may have or be perceived to have significant adverse impacts on communities, Indigenous peoples, the environment and other stakeholders. In these circumstances, we may fail to meet the evolving expectations of our partners and stakeholders (including investors, governments, employees, suppliers, customers, Indigenous peoples and other community members) whose support is needed to realise our strategy and purpose. Loss of partner or stakeholder support could lead to delays to growth projects, impacts to operational continuity, reputational damage and financial loss.

Potential risks

•
Engaging in or being associated with activities (including through non-operated joint ventures and our value chain, where our ability to influence outcomes may be limited) that have or are perceived to have individual or cumulative adverse impacts on human rights (including the health of community members), Indigenous peoples’ rights, culture, native title, or supply chain or responsible sourcing requirements. This includes adverse impacts on water access, culturally significant landscapes, community safety, access to housing and essential services, or stakeholder trust in consultation or consent processes, including in relation to our long-life assets and growth projects in the Pilbara, South Australia, South America, the US and Canada.
•
Failure to meet evolving investor, partner or other stakeholder expectations in connection with our alignment with global frameworks and societal goals, our strategic decisions, legal and regulatory obligations, acceptability of mining activities, relationships with Indigenous peoples, community wellbeing and the way we invest in communities or our approach to responsible sourcing requirements, human rights, Indigenous peoples’ rights or cultural heritage priorities.

Potential impacts to BHP

•
Loss of partner or stakeholder support or regulatory approvals, including impacts on our licence to operate.
•
Reduced production, or increased taxes or regulation.
•
Delays to, or an inability to progress, exploration activities or growth of other projects.
•
Reduced financial performance, including due to lower production or increased operating costs
•
Regulatory enforcement action or litigation (including class actions).
•
Adverse impacts to our reputation, ability to attract and retain talent (including Indigenous peoples talent) and ability to access capital.

Risk factor: Environment

At all stages of the asset lifecycle, we depend on and interact with the natural environment. This includes reliance on ecosystem services such as water availability and quality, land condition and broader ecosystem functioning. Our activities may have significant adverse impacts on the environment, including land, water, air, biodiversity and ecosystems. We may also fail to meet increasing, complex and changing regulatory and stakeholder expectations in relation to the management and stewardship of the natural environment. This could lead to loss of partner or stakeholder support or regulatory approvals, adjustments to our business plans or strategy, increased costs (including unanticipated environmental liabilities) and enforcement action or litigation. Environmental impacts may also have consequences for local communities and Indigenous peoples, including impacts on access to, or the condition of, land, water and other environmental values that support livelihoods, cultural practices and community wellbeing. Additionally, climate-related and nature-related risks are interconnected and may amplify one another – for example, where climate impacts intensify pressures on ecosystems, water resources or biodiversity, or where ecosystem degradation reduces resilience to climate variability and extreme events.

Potential risks

•
Engaging in or being associated with activities (including through non-operated joint ventures and our value chain, where our ability to influence outcomes may be limited) that have or are perceived to have individual or cumulative adverse impacts on nature (including land, water, air, biodiversity and ecosystems), ecosystem services or climate change.
•
Failure to meet evolving investor, partner or other stakeholder expectations in connection with our approach to nature, ecosystem services or climate change.
•
Failure to adequately account for interactions between climate-related and nature-related risks.
•
Failure to monitor and adapt to political, regulatory and judicial developments, such as legislation to enact policy positions on climate change or nature-related risk.
•
Failure to adequately identify or to appropriately manage climate-related physical risks and/or nature-related risks. This includes loss of important biodiversity and/or ecosystems as a result of our operational activities, such as unauthorised clearing of high value vegetation.

> For more information on BHP's climate-related physical risks refer to Sustainability Report

Potential impacts to BHP

•
Loss of partner or stakeholder support or regulatory approvals, including impacts on our licence to operate.
•
Increased uncertainty in relation to our operating context or adjustment to our business plans or strategy (such as land access restrictions, restrictions on access to reserves or resources, or our ability to access new opportunities).
•
Changes to or increased costs associated with exploration, development, production, closure and rehabilitation of our assets, including modification to mine plans and environmental commitments.
•
Reduced financial performance, including due to increased sourcing costs and unanticipated environmental remediation or other legacy liabilities.
•
Regulatory enforcement action or litigation (including class actions).
•
Adverse impacts to our reputation, ability to attract and retain talent and ability to access capital.

Risk factor: Ethics and compliance

BHP, our people and our third-party partners and providers (including suppliers) may engage or be alleged to engage in conduct that deviates from the standard required or expected of us. A failure to act ethically or legally may result in a breach of our legal obligations or the expectations of our stakeholders, leading to negative publicity, regulatory enforcement action, litigation or other civil or criminal proceedings. Impacts may be amplified if our senior leaders fail to uphold BHP’s values or address actual or alleged misconduct in a way that is consistent with our commitments or stakeholder expectations. Risks and impacts are also heightened by increasing geopolitical tensions, the complex and continuously evolving legal and regulatory frameworks that apply to the jurisdictions where we operate, and conflicting obligations under different national laws.

Potential risks

•
Breach of international standards, laws, regulations or other legal, regulatory, ethical, environmental, governance or compliance obligations, such as external misstatements, inaccurate financial or operational reporting, a breach of data privacy or state sensitive information laws, or a breach of our continuous disclosure obligations.
•
Fraud, corruption, money laundering, market manipulation or misconduct, or anti-competitive behaviour, including in relation to our joint venture operations. Our exposure to this risk may increase as we pursue early-stage options (including for copper growth), new market sourcing strategies and strategic partnerships in jurisdictions where labour rights, Indigenous rights or third-party governance controls are less mature than in our core operating regions.
•
Breach of trade or financial sanctions or export controls (which are complex and subject to rapid change and may potentially result in conflicting obligations), health, safety and environmental laws and regulations, native title and other land rights or tax or royalty obligations.
•
Failure to protect our people from harm (including to mental and physical health) that takes place in connection with their work, such as discrimination or sexual harassment, or other psychosocial hazards.
•
Failure to uphold BHP’s values or address actual or alleged misconduct, including systemic organisational cultural failings.

Potential impacts to BHP

•
Reputational damage, including due to negative publicity, investigations and public inquiries.
•
Regulatory enforcement action, litigation or other civil or criminal proceedings, including class actions.
•
Reduced financial performance, including due to damages and costs associated with civil or criminal proceedings, and other forms of compensation or remediation.
•
Increased regulation or adverse impacts to the validity of our tenements or permits.
•
Erosion of our workplace culture, which may adversely affect our ability to attract and retain talent.

6.2 Management of risks

How we manage risk

Risk management helps us to protect and create value. It’s central to the achievement of our purpose and strategic objectives.

We believe that effective risk management requires a consolidated view of BHP’s full exposure. We therefore apply a single framework (known as the Risk Framework) to all risks and opportunities1. This supports the prioritisation of activity across our business. For more information about BHP’s risk management governance structure, refer to the Corporate Governance Statement.

Our Risk Framework2

Footnotes

1.
We do not manage risks and opportunities for non‑operated joint ventures, as they are independently managed and operated. However, we do oversee and manage the financial, legal and reputational risks to BHP related to its investments in non-operated joint ventures.
2.
The design of our Risk Framework is informed by the International Standard for Risk Management (ISO 31000:2018). Consistent with this International Standard, our mandatory minimum performance requirements for risk management and associated tools refer to ‘risk’ as comprising, and addressing, both threats and opportunities; however, for better clarity in this OFR, we use the term ‘risks’ to refer only to ‘threats’ (as distinct from opportunities) and refer expressly to opportunities where appropriate.

Management’s approach to certain risks

Operational risks

Potential opportunities

The management of operational risks also presents opportunities to strengthen our business' resilience, stakeholder trust, talent attraction and access to capital. Further investments in automation, predictive analytics and advanced cybersecurity solutions may help to reduce our people's exposure to higher-risk activities and enhance productivity. Our focus on innovation and collaboration across industry standards supports safer operations and improved reliability.

FY2026 insights

During FY2026, our overall exposure to operational risks remained broadly stable, excluding risks stemming from elevated geopolitical risk factors. External conditions have elevated certain risk settings, including the evolving cybersecurity threat landscape which continues to increase, and risks associated with the conflicts in the Middle East, including the potential for disruptions to supply chains. These and other operational risks continue to influence operational risk complexity and inform our management approach.

Operational events

Management’s approach

We continue to focus on improving our management of operational event risks, including through the planning, design, construction and maintenance of our mines, supported by mandatory minimum performance requirements for safety and risk management. Our approach includes implementing monitoring systems and other technical controls and emergency response protocols, as well as using technology to reduce exposure of our people to high-risk activities. We also collaborate across industry and with technology partners to strengthen resilience and continuously improve operational reliability.

Key infrastructure failure

Management’s approach

We focus on preventing and mitigating failures through the planning, design, construction, operation, maintenance and monitoring of key infrastructure, as well as working with third parties to ensure continued access to shared infrastructure and transportation routes. Our approach includes our mandatory minimum performance requirements for asset integrity and water and tailings storage facilities, supported by inspections, technical reviews, audits and other assurance activities, emergency preparedness and response plans, and a framework for business continuity plans. We also incorporate consideration of future climate projections into risks associated with key infrastructure failure through ongoing assessment of climate-related physical risks.

> For more information on how climate-related physical risks are assessed and our approach to integration into asset design and management refer to Sustainability Report 3 Strategy for managing climate-related risks and opportunities

Cybersecurity

Management’s approach

We continue to employ measures designed to protect against, detect and respond to cybersecurity incidents. We keep abreast of potential cybersecurity risks and new methodologies to combat them. We regularly assess and update critical cybersecurity controls and their effectiveness in line with the evolving threat landscape. Collaboration with partners, vendors, government agencies and industry groups also supports us to respond to the fast-changing cybersecurity threat landscape.

> For more information on our operational risks refer to OFR 1, OFR 9.5, OFR 9.10, Sustainability Report and Additional Information 9.8

Strategic risks

Potential opportunities

The global landscape also presents opportunities and our current portfolio of quality assets in attractive commodities positions us well to capitalise on these. By monitoring macroeconomic, societal, geopolitical, climate and policy developments and trends, we may be able to identify opportunities to execute our strategy in ways that enhance value and provide a competitive advantage. This could include opportunities to strengthen our portfolio, accelerate our growth through organic and inorganic options, exit non-core or declining assets or commodities, reallocate capital, enhance existing or develop new products, enter into new markets or expand our presence in existing markets, or develop strategic partnerships.

FY2026 insights

During FY2026, our exposure to strategic risks increased slightly as our operating environment continued to be shaped by global dynamics. Geopolitical volatility, including US–China trade tensions and escalating conflicts and instability in parts of the Middle East, increased uncertainty across global markets. These dynamics heighten the risk of unilateral sovereign actions, trade and investment restrictions, and policy intervention, reinforcing value-chain vulnerabilities and contributing to commodity price volatility. Tariffs, trade restrictions and weather-related disruptions contributed to market volatility, while evolution of steel and iron ore markets may continue to do so. These factors, as well as energy transition policies, resource security considerations and evolving ESG expectations, continued to influence our portfolio decisions.

Portfolio strategy

Management’s approach

We continue to develop strategies, processes and frameworks to protect and shape our portfolio and to assist in delivering ongoing returns to shareholders, including through planning and monitoring of internal and external settings, and establishing capital allocation and liquidity frameworks that are designed to enable us to pursue and consider opportunities in new markets.

Access to markets

Management’s approach

We actively monitor and assess key markets and geopolitical and macroeconomic trends and developments, with the aim of optimising our portfolio and mitigating disruptions to our ability to access key markets.

> For more information on our strategic risks refer to OFR 2, OFR 3, OFR 9.4, OFR 9.10 and Sustainability Report

Sustainability-related risks

Potential opportunities

Strong environmental and social performance, stakeholder engagement and ethical conduct may differentiate BHP from competitors, support access to capital and talent, and enhance our ability to operate, grow and partner in the jurisdictions in which we operate. Responsible stewardship of the environment may also strengthen environmental and industry resilience, supporting long-term value creation for our stakeholders.

FY2026 insights

During FY2026, our overall exposure to sustainability-related risks increased. Evolving sustainability related policy, regulatory and legal landscapes across our operating jurisdictions, together with changing stakeholder expectations, continued to shape our risk management approach as we progressed relevant initiatives. These include our 2030 Healthy environment goal and support for the community at New South Wales Energy Coal as we continue to progress our plan to cease mining at Mt Arthur Coal mine by the end of FY2030. As a global resources company, we also continued to monitor the increased number of sanctions globally to support compliance with applicable laws.

Community and Indigenous peoples

Management’s approach

We have adopted community, social value and human rights policies, standards and procedures that guide stakeholder engagement, respect the rights of Indigenous peoples and host communities, and integrate social value into decision-making, with the aim of strengthening social performance, trust and community resilience.

Environment

Management’s approach

We have adopted environmental policies, standards and mandatory minimum performance requirements that set out our approach to managing environmental risks across the asset lifecycle, including nature, climate, closure and legacy management, with the aim of strengthening environmental performance and operational resilience over time.

Ethics and compliance

Management’s approach

Our Charter describes our purpose and values and sets the ‘tone from the top’. We seek to design and implement internal policies, standards, systems and processes (including internal investigations) for governance and compliance to support an appropriate culture and prioritise respectful behaviours at BHP.

> For more information on our sustainability-related risks refer to OFR 9 and Sustainability Report

7.
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

> For more information as to the statutory determination of our reportable segments, refer to Financial Statements note 1 ‘Segment reporting’

Unit costs is one of our non-IFRS financial measures used to monitor the performance of our individual assets and is included in the analysis of each reportable segment.

> For the definition and method of calculation of our non-IFRS financial measures, including Underlying EBITDA and Unit costs, refer to OFR 8

7.1 Copper

Detailed below is financial and operating information for our Copper assets comparing FY2026 to FY2025.

Year ended 30 June US$M	2026	2025
Revenue	29,031	22,530
Underlying EBITDA	18,187	12,326
Net operating assets	43,469	40,884
Capital expenditure	4,556	4,392
Underlying ROCE	26%	17%
Total copper production (kt)	1,953	2,017
Average realised prices
Copper (US$/lb)	5.74	4.25
Unit costs
Escondida (US$/lb)	1.07	1.19
Spence (US$/lb)	2.15	2.07
Copper South Australia (US$/lb)	0.32	1.18

Key drivers of Copper’s financial results

Price overview

Spot copper prices on average were 26 per cent higher in FY2026, with the second half of FY2026 experiencing increases of nearly 40 per cent as copper moved to >US$13,000/t (US$5.90/lb). The copper price continues to be supported by strong fundamentals on the demand and supply side, driven by a compelling narrative for copper-intensive sectors, particularly electrification and data centres and the risk of future supply deficits.

Global demand is expected to grow at around 2.8 per cent in CY2026, a little slower than previously expected due to the impact of the Middle East conflict, but at a greater pace than the 2.1 per cent growth experienced in CY2025. Multiple countries have seen copper consumption negatively impacted due to the Middle East conflict, this includes indirect impacts due to the integrated nature of global supply-chains – for example, a lack of gas to heat copper for fabrication, or a lack of plastics for wire insulation. In the United States however, copper demand growth is accelerating as unprecedented investment into data centres boosts requirements for power networks, cabling, and electrical equipment.

Recovery in production from previously disrupted mining operations and new supply additions are expected to lead to solid production growth. However, given the robust demand outlook, the market is likely to remain tight and require additional copper units to remain in balance. These units could be supplied through increased scrap recovery and novel sources, such as pyrites and gold concentrates, while substitution and thrifting act to reduce the quantity of copper required. However, supply risks remain, with further disruptions, the slow development pipeline, grade declines, trade barriers, fragmented scrap supply-chains, and rising scrap collection costs all substantial headwinds.

Copper fundamentals remain attractive. Demand is expected to grow from ~34 Mtpa today to >50 Mtpa by CY2050, driven by traditional economic growth (home building, electrical equipment and household appliances), energy transition (renewables and electric vehicles) and digital (artificial intelligence and data centres). Current expectations are that copper demand associated with investment in data centres could grow around sixfold between 2024 and 2050, up to around 3 Mtpa.

Operational and project development challenges will place upward pressure on industry costs, potentially resulting in a higher and steeper copper cost curve.

Production

Total Copper production for FY2026 decreased by 3 per cent to 1,953 kt.

Escondida production decreased by 3 per cent to 1,261 kt due to planned lower concentrator feed grade of 0.90 per cent (FY2025: 1.02 per cent). This was partially offset by continued strong operational performance and productivity improvements, with record material mined, record concentrator throughput and improved recoveries, driven by operational enhancements, including the introduction of new reagents. Cathode production increased, supported by higher Full SaL recoveries and improved operational performance enabling additional sulphide leach pad irrigation.

Pampa Norte, consisting of Spence and Cerro Colorado, copper production decreased by 21 per cent to 213 kt. Spence production decreased due to ongoing challenges with processing complex ore at the concentrator and the planned decline in stacked feed grade at the cathode plant, as we progress deeper into the hypogene mineralisation of the ore body. The Spence Concentrator Upgrade Recovery project, which upgrades the flotation circuit to increase residence time and improve recoveries, was sanctioned in June 2026, with first production expected during FY2028. Once commissioned, we expect the project will allow us to more effectively manage Spence’s ore complexity and variability. The Spence Chalcopyrite Leaching project was also sanctioned in June 2026, which includes the implementation of BHP’s sulphide leaching technology, Simple Approach to Leaching 2, to enable processing of hypogene ores and to utilise latent capacity in the cathode infrastructure, with first production expected in CY2028.

Copper South Australia copper production increased by 2 per cent to 321 kt due to strong operational performance, including record material mined and ore milled, as well as the weather-related power outage in the prior period which impacted FY2025 production. Olympic Dam achieved a 20-year copper production record, while Prominent Hill benefited from higher feed grades. Carrapateena achieved record material mined and milled, which partially offset the impact of planned lower grades. By-product volumes were also strong with record gold production, including record refined gold, capitalising on strong prices, while uranium production also increased 16 per cent.

Antamina copper production increased by 27 per cent to a financial year record of 152 kt as a result of higher feed grades and improved operational performance. Zinc production decreased to 96 kt due to lower feed grades.

Financial results

Copper revenue increased by US$6.5 billion to US$29.0 billion in FY2026 mainly due to higher average realised copper prices.

Underlying EBITDA for Copper increased by US$5.9 billion to US$18.2 billion, with higher prices the primary driver. Price impacts, net of price-linked costs, increased Underlying EBITDA by US$6.7 billion, partly offset by a US$1.4 billion decrease from lower volumes.

Controllable cash costs improved by US$0.7 billion, primarily due to favourable inventory movements from the timing of shipments and the non-recurrence of one-off labour-related costs in FY2025.

Inflation and unfavourable foreign exchange reduced Underlying EBITDA by US$0.6 billion.

Other movements increased Underlying EBITDA by US$0.3 billion, primarily reflecting improved Antamina profitability driven by higher copper prices and increased production.

Outlook

Copper production for FY2027 is expected to be between 1,650 and 1,800 kt predominately as a result of the forecast grade decline at Escondida.

Escondida production for FY2027 is expected to be between 1,000 and 1,100 kt. Concentrator feed grade for FY2027 is expected to be ~0.70 per cent.

Spence production for FY2027 is expected to be between 210 and 230 kt as we continue to manage ore variability via blending at the concentrator before the concentrator upgrades come online in FY2028.

Copper South Australia production of between 290 and 320 kt is expected in FY2027, as we plan to increase anode inventory in FY2027 to supply the refinery during the (six-yearly) smelter campaign maintenance scheduled for the first half of FY2028.

Antamina production for FY2027 is expected to be between 120 and 140 kt for copper and between 35 and 55 kt for zinc due to planned lower feed grades.

Escondida unit costs in FY2027 are expected to be between US$1.20 and US$1.50 per pound (at an exchange rate of USD/CLP 890).

Spence unit costs in FY2027 are expected to be between US$2.40 and US$2.70 per pound (at an exchange rate of USD/CLP 890).

Copper South Australia unit costs in FY2027 are expected to be between US$0.30 and US$0.80 per pound (at an exchange rate of AUD/USD 0.70 and prices for by-products of gold US$4,300/oz and uranium US$80/lb.

The comparison for the year ended 30 June 2025 to 30 June 2024 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2025, filed on 22 August 2025.

7.2 Iron Ore

Detailed below is financial and operating information for our Iron Ore assets comparing FY2026 to FY2025.

Year ended 30 June US$M	2026	2025
Revenue	23,883	22,919
Underlying EBITDA	14,529	14,396
Net operating assets	17,119	15,252
Capital expenditure	3,048	2,617
Underlying ROCE	55%	64%
Total iron ore production (Mt)	265	263
Average realised prices
Iron ore (US$/wmt, FOB)	84.56	82.13
Unit costs
WAIO (US$/t)	19.66	18.56

Key drivers of Iron Ore’s financial results

Price overview

Iron ore prices (Argus 62% Fe iron ore fines CFR China) averaged US$105/dmt in FY2026, up 4 per cent, supported by resilient Chinese demand and elevated cost support from higher energy and freight costs due to the Middle East conflict. In response to the changing quality of mainstream mid-grade iron ore fines, Price Reporting Agencies (PRAs) introduced new 61% Fe indices. The Argus 61% Fe index averaged US$104/dmt in the second half of FY2026, up 3 per cent from the first half of FY2026.

Chinese iron ore demand remains resilient, with seaborne iron ore net imports increasing 6 per cent (an annualised rate of ~1.2 Btpa in the second half of FY2026) in response to weaker domestic iron ore supply and scrap. Domestic iron ore production has been constrained by environmental and safety restrictions, while scrap availability is limited amid subdued construction activity. Elsewhere, iron ore demand was more mixed, with consumption continuing to expand in India and emerging Asian economies, following the commissioning of new Blast Furnace capacity. Developed Asian economies and Europe also showed signs of recovery, the latter driven by the Carbon Border Adjustment Mechanism (CBAM) incentivised domestic steel production. In contrast, imports into the Middle East fell sharply, although a gradual recovery is likely if conflict-related tensions ease.

Looking ahead, we maintain our view that China’s real steel production will plateau around the 1 Bt level for the rest of the decade. In the medium-term, scrap will play an increasingly important role in steelmaking and result in a declining profile for Chinese pig iron production. In the long run, the seaborne iron ore trade is likely to undergo steady diversification as demand grows in emerging economies.

India, historically a major iron ore exporter, saw imports grow to 12 Mt in CY2025 and this has continued into CY2026 with imports rising further. This trend reinforces the view that India is undergoing a structural shift towards net imports, as domestic iron ore supply lagging behind steel capacity growth – with some market expectations of imports above 80 Mt by 2030.

Seaborne supply is expected to rise as production from existing supply basins normalises and new capacity comes online, including Simandou in Guinea. However, declining grades and resource depletion will require significant investment from incumbent producers simply to maintain current output and could support future fundamentals.

Production

Total Iron Ore production increased by 1 per cent to a record 265 Mt.

WAIO delivered record production increasing by 0.3 Mt to 257 Mt as a result of strong operational performance across the supply chain. WAIO achieved record material mined (up 6 per cent), with South Flank exceeding annual nameplate capacity. A drawdown of inventory at the Central Pilbara Hub (South Flank and Mining Area C) supported record volumes and provided value chain resilience. At port, Car Dumper (CD) performance improved following the completion of the CD3 rebuild in Q1 FY2026 (4.3 Mt impact, 100 per cent basis), which alongside the planned reduction in tie-in activity on the multi-year Rail Technology Program (RTP1) and combined with operational improvements across the rail network, generated increased efficiency, record inflow and record shipments (100 per cent basis).

Samarco production increased by 25 per cent to 7.8 Mt (BHP share), due to better than planned concentrator performance.

Financial results

Total Iron Ore revenue increased by US$1.0 billion to US$23.9 billion in FY2026, primarily due to higher average realised prices.

Underlying EBITDA for Iron Ore increased by US$0.1 billion to US$14.5 billion. Price impacts, net of price-linked costs, increased Underlying EBITDA by US$0.4 billion and controllable cash costs improved by US$0.2 billion, reflecting net favourable inventory movements primarily driven by strong mine performance, partially offset by an inventory drawdown at the Central Pilbara Hub. These benefits were largely offset by a US$0.5 billion impact from inflation and unfavourable foreign exchange.

Outlook

WAIO production for FY2027 is expected to be between 253 and 264 Mt (286 and 298 Mt on a 100 per cent basis) and includes the renewal of CD4 in the first half of FY2027.

WAIO unit costs in FY2027 are expected to be between US$20.25 and US$21.75 per tonne (based on an exchange rate of AUD/USD 0.70), subject to movements in the Singapore 10ppm Gasoil benchmark. Every US$10/bbl change in the benchmark price is estimated to have an ~US$0.15 per tonne impact on unit costs.

Samarco production for FY2027 is expected to be between 7.5 and 8.0 Mt.

The comparison for the year ended 30 June 2025 to 30 June 2024 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2025, filed on 22 August 2025.

7.3 Coal

Detailed below is financial and operating information for our Coal assets comparing FY2026 to FY2025.

Year ended 30 June US$M	2026	2025
Revenue	5,590	5,046
Underlying EBITDA	832	573
Net operating assets	6,104	6,357
Capital expenditure	415	525
Underlying ROCE	0%	(1)%
Total steelmaking coal production (Mt)	18.6	18.0
Total energy coal production (Mt)	16.4	15.0
Average realised prices
Steelmaking coal (US$/t)	210.21	193.82
Energy coal (US$/t)	104.28	107.80
Unit costs
BMA (US$/t)	134.05	127.50

Key drivers of Coal’s financial results

Price overview – Steelmaking coal

Steelmaking coal prices (PLV FOB Aus) rebounded by 28 per cent in second half of FY2026, supported by a recovery in seaborne demand and supply shocks.

Indian pig iron production growth remained robust, sustaining the country’s position as the largest seaborne coal importer.

The Middle East conflict temporarily impacted steelmaking coal markets through higher energy prices and gas shortages, encouraging the diversion of semi-soft coking coals into power generation and reducing supply available to steelmakers.

In May, a tragic mine accident in China triggered widespread coal mine suspensions, causing a domestic shortage of Premium Hard Coking Coal (PHCC) and creating a regional price differential whereby seaborne PHCC imports were cheaper than domestic coal. Given China’s scale in coal production and demand, policy developments in China remain a key determinant for seaborne coal dynamics.

Outside of China, supply increased through restarts and new mine ramp-ups in Australia, United States and Russia. Barring any adverse impact from conflicts and abnormal weather, and in a supportive price environment, this trend is likely to continue in the near term.

Over the longer term, we expect that higher quality steelmaking coals, such as those produced by our BMA assets, will attract a premium due to their greater ability to reduce greenhouse gas emission intensity of blast furnaces. In addition, robust hard coking coal imports from emerging Asian countries such as India, will lead to growing and resilient demand for decades to come. The scarcity value of higher quality steelmaking coals may increase over time, particularly given the restrictive royalty regime in the major seaborne supply region of Queensland is not supportive of long-term capital investment in steelmaking coal assets in Queensland.

Production

Steelmaking coal

BMA production increased by 3 per cent to 18.6 Mt with strong operational performance at the open-cut operations, delivering the highest stripping volumes in five years. Improved wet weather operating performance enabled BMA to partially mitigate the impacts of higher-than-average rainfall including Tropical Cyclone Koji, weather-related mine sequencing impacts on yield, and ongoing geotechnical challenges at Broadmeadow. BMA also increased raw coal inventory levels by ~30 per cent, reflecting BMA’s continuing focus on strengthening supply chain stability and resilience.

Energy coal

NSWEC production increased by 9 per cent to 16.4 Mt, primarily as a result of increased bypass coal due to mine sequencing. This was further supported by mining lower strip ratio areas as we continue to progress our plan to cease mining at the Mt Arthur Coal mine in June 2030.

Financial results

Coal revenue increased by US$0.5 billion to US$5.6 billion in FY2026 due to higher average realised prices and higher volumes.

Underlying EBITDA for Coal increased by US$0.3 billion to US$0.8 billion, supported by price impacts, net of price-linked costs, and higher volumes, which each contributed US$0.2 billion.

Controllable cash costs improved by US$0.2 billion, primarily reflecting the non-recurrence of prior-period NSWEC impacts from reduced truck availability and unfavourable weather, and favourable raw coal inventory movements at BMA. These benefits were partially offset by a US$0.4 billion impact from inflation and unfavourable foreign exchange.

Outlook

BMA production for FY2027 is expected to be between 18.5 and 20.5 Mt (37 and 41 Mt on a 100 per cent basis), weighted to the second half.

BMA unit costs in FY2027 are expected to be between US$126 and US$137 per tonne (based on an exchange rate of AUD/USD 0.70), subject to movements in the Singapore 10ppm Gasoil benchmark. Every US$10/bbl change in the benchmark price is estimated to have an ~US$1.10 per tonne impact on unit costs.

NSWEC production for FY2027 is expected to be between 14 and 16 Mt.

The comparison for the year ended 30 June 2025 to 30 June 2024 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2025, filed on 22 August 2025.

7.4 Other assets

Detailed below is an analysis of Other assets’ financial and operating performance comparing FY2026 to FY2025.

Western Australia Nickel

Western Australia Nickel (WAN) recorded an Underlying EBITDA loss of US$255 million in FY2026, compared to a loss of US$589 million in FY2025 as operations transitioned into temporary suspension in December 2024.

As previously announced, BHP intends to review the decision to temporarily suspend WAN by February 2027. As part of this review, BHP is assessing the potential divestment of the WAN assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure.

Potash

Potash recorded an Underlying EBITDA loss of US$326 million in FY2026, compared to a loss of US$284 million in FY2025.

Jansen Stage 1 is 84 per cent complete with an estimated date of first production of mid CY2027. Jansen Stage 2 is 16 per cent complete with an estimated date of first production of late FY2031.

Price overview

In FY2026, potash spot prices have moved 23 per cent higher to US$342/t Vancouver FOB. This increase was supported by strong demand, driven by biofuel mandates in Southeast Asia, a re-stocking cycle in China and improving demand in Brazil. This has been underpinned by early settlement of the CY2026 Chinese annual contract and India settling their CY2026 contract at a multi-year high.

Fertiliser markets were heavily affected by the Middle East conflict, particularly nitrogen and phosphate, owing to their exposure to natural gas, urea and sulphuric-acid feedstocks. Muriate of Potash (MOP) is not directly impacted by these feedstocks and therefore the impact has mostly been limited to increasing freight costs, resulting in delivered prices moving higher in response. The relative price movements across the fertiliser complex have further consolidated potash’s affordability, reinforcing its value proposition for growers and supporting demand resilience. However, farmers continue to face elevated overall input costs despite potash’s relative affordability.

The recent price rally is expected to be tempered in CY2027 amidst moderating demand in price-sensitive regions and sufficient supply.

Longer term, we continue to believe that potash will benefit from durable trends: rising population, improving diets, reduced availability of arable land, and the need to correct the persistent global potassium deficit in agricultural soils. These attractive demand fundamentals will cement the role of potash as a commodity pillar within BHP’s portfolio over the long term.

The comparison for the year ended 30 June 2025 to 30 June 2024 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2025, filed on 22 August 2025.

7.5 Impact of changes to commodity prices

The prices we obtain for our products are a key driver of value for BHP. Fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact of changes in commodity prices in FY2026 on our key financial measures is set out below.

	Impact on profit after taxation US$M	Impact on Underlying EBITDA US$M
US¢1/lb on copper price	27	39
US$1/t on iron ore price	161	230
US$1/t on steelmaking coal price	8	12
US$1/t on energy coal price	10	15

8.
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

Sections 8.1 and 8.2 outline why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

The following tables provide reconciliations between non-IFRS financial information and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS financial information adjusts the relevant IFRS measures for exceptional items.

> For more information on exceptional items refer to Financial Statements note 3 ‘Exceptional items’

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Consolidated Financial Statements. The exceptional items included within the Group’s profit for the financial years are detailed below.

	2026	2025	2024
Year ended 30 June	US$M	US$M	US$M
Revenue	–	–	–
Other income	64	–	877
Expenses excluding net finance costs, depreciation, amortisation and impairments	(215)	(621)	(139)
Depreciation and amortisation	–	–	–
Impairments of property, plant and equipment and intangibles net of reversals	(2,300)	90	(3,800)
Profit/(loss) from equity accounted investments, related impairments and expenses	(320)	(245)	(3,032)
Profit/(loss) from operations	(2,771)	(776)	(6,094)

Financial expenses	(600)	(458)	(506)
Financial income	–	–	–
Net finance costs	(600)	(458)	(506)
Profit/(loss) before taxation	(3,371)	(1,234)	(6,600)

Income tax (expense)/benefit	–	96	837
Royalty-related taxation (net of income tax benefit)	–	–	–
Total taxation (expense)/benefit	–	96	837
Profit/(loss) after taxation	(3,371)	(1,138)	(5,763)
Total exceptional items attributable to non-controlling interests	–	–	–
Total exceptional items attributable to BHP shareholders	(3,371)	(1,138)	(5,763)

Exceptional items attributable to BHP shareholders per share (US cents)	(66.4)	(22.4)	(113.7)
Weighted basic average number of shares (million)	5,078	5,073	5,068

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

	2026	2025	2024
Year ended 30 June	US$M	US$M	US$M
Profit after taxation attributable to BHP shareholders	9,833	9,019	7,897
Total exceptional items attributable to BHP shareholders[1]	3,371	1,138	5,763
Underlying attributable profit	13,204	10,157	13,660

1.
For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying basic earnings per share

	2026	2025	2024
Year ended 30 June	US cents	US cents	US cents
Basic earnings per ordinary share	193.6	177.8	155.8
Exceptional items attributable to BHP shareholders per share[1]	66.4	22.4	113.7
Underlying basic earnings per ordinary share	260.0	200.2	269.5

1.
For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying EBITDA

	2026	2025	2024
Year ended 30 June	US$M	US$M	US$M
Profit from operations	23,869	19,464	17,537
Exceptional items included in profit from operations[1]	2,771	776	6,094
Underlying EBIT	26,640	20,240	23,631
Depreciation and amortisation expense	6,201	5,540	5,295
Impairments of property, plant and equipment and intangibles net of reversals	2,406	108	3,890
Exceptional items included in depreciation, amortisation and impairments[1]	(2,300)	90	(3,800)
Underlying EBITDA	32,947	25,978	29,016

1.
For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying EBITDA – Segment

Year ended 30 June 2026 US$M	Copper	Iron Ore	Coal	Group and unallocated items/eliminations[2]	Total Group
Profit from operations	15,661	11,949	58	(3,799)	23,869
Exceptional items included in profit from operations[1]	–	365	–	2,406	2,771
Depreciation and amortisation expense	2,500	2,186	754	761	6,201
Impairments of property, plant and equipment and intangibles net of reversals	26	29	20	2,331	2,406
Exceptional items included in depreciation, amortisation and impairments[1]	–	–	–	(2,300)	(2,300)
Underlying EBITDA	18,187	14,529	832	(601)	32,947

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/eliminations[2]	Total Group
Profit from operations	9,956	11,826	(33)	(2,285)	19,464
Exceptional items included in profit from operations[1]	–	321	–	455	776
Depreciation and amortisation expense	2,351	2,098	602	489	5,540
Impairments of property, plant and equipment and intangibles net of reversals	19	151	4	(66)	108
Exceptional items included in depreciation, amortisation and impairments[1]	–	–	–	90	90
Underlying EBITDA	12,326	14,396	573	(1,317)	25,978

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/eliminations[2]	Total Group
Profit from operations	6,524	13,759	2,557	(5,303)	17,537
Exceptional items included in profit from operations[1]	–	3,066	(880)	3,908	6,094
Depreciation and amortisation expense	2,023	2,027	611	634	5,295
Impairments of property, plant and equipment and intangibles net of reversals	17	61	2	3,810	3,890
Exceptional items included in depreciation, amortisation and impairments[1]	–	–	–	(3,800)	(3,800)
Underlying EBITDA	8,564	18,913	2,290	(751)	29,016

1.
For more information refer to Financial Statements note 3 ‘Exceptional items’.
2.
Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Year ended 30 June 2026 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Impairments net of reversals	Exceptional items included in depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(2,628)	2,300	2	2,300	(2,300)	(326)
Western Australia Nickel	(283)	–	–	28	–	(255)
Other[2]	(888)	106	759	3	–	(20)
Total	(3,799)	2,406	761	2,331	(2,300)	(601)

Year ended 30 June 2025 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Impairments net of reversals	Exceptional items included in depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(286)	–	2	–	–	(284)
Western Australia Nickel	(909)	320	–	(90)	90	(589)
Other[2]	(1,090)	135	487	24	–	(444)
Total	(2,285)	455	489	(66)	90	(1,317)

Year ended 30 June 2024 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Impairments net of reversals	Exceptional items included in depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(257)	–	2	–	–	(255)
Western Australia Nickel	(4,174)	3,800	72	3,800	(3,800)	(302)
Other[2]	(872)	108	560	10	–	(194)
Total	(5,303)	3,908	634	3,810	(3,800)	(751)

1.
For more information refer to Financial Statements note 3 ‘Exceptional items’.
2.
Other includes functions, other unallocated operations, legacy assets and consolidation adjustments.

Underlying EBITDA margin

Year ended 30 June 2026 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	26,035	23,864	5,590	6	55,495
Revenue – Third-party products	2,996	19	–	250	3,265
Revenue	29,031	23,883	5,590	256	58,760
Underlying EBITDA – Group production	18,119	14,528	832	(626)	32,853
Underlying EBITDA – Third-party products	68	1	–	25	94
Underlying EBITDA[2]	18,187	14,529	832	(601)	32,947
Segment contribution to the Group's Underlying EBITDA[3]	54%	43%	3%		100%
Underlying EBITDA margin[4]	70%	61%	15%		59%

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	20,685	22,891	5,046	530	49,152
Revenue – Third-party products	1,845	28	–	237	2,110
Revenue	22,530	22,919	5,046	767	51,262
Underlying EBITDA – Group production	12,235	14,392	573	(1,341)	25,859
Underlying EBITDA – Third-party products	91	4	–	24	119
Underlying EBITDA[2]	12,326	14,396	573	(1,317)	25,978
Segment contribution to the Group's Underlying EBITDA[3]	45%	53%	2%		100%
Underlying EBITDA margin[4]	59%	63%	11%		53%

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	16,545	27,927	7,666	1,470	53,608
Revenue – Third-party products	2,021	25	–	4	2,050
Revenue	18,566	27,952	7,666	1,474	55,658
Underlying EBITDA – Group production	8,490	18,916	2,290	(753)	28,943
Underlying EBITDA – Third-party products	74	(3)	–	2	73
Underlying EBITDA[2]	8,564	18,913	2,290	(751)	29,016
Segment contribution to the Group's Underlying EBITDA[3]	29%	64%	7%		100%
Underlying EBITDA margin[4]	51%	68%	30%		54%

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
4.
Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2026			2025			2024
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	22,414	(9,388)	41.9	18,353	(7,210)	39.3	16,048	(6,447)	40.2
Adjusted for:
Exchange rate movements	–	(24)		–	21		–	(79)
Exceptional items[1]	3,371	–		1,234	(96)		6,600	(837)
Adjusted effective tax rate	25,785	(9,412)	36.5	19,587	(7,285)	37.2	22,648	(7,363)	32.5

1.
For more information refer to Financial Statements note 3 ‘Exceptional items’.

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

	2026	2025	2024
Year ended 30 June	US$M	US$M	US$M
Capital expenditure (purchases of property, plant and equipment)	9,849	9,398	8,816
Add: Exploration and evaluation expenditure	408	396	457
Capital and exploration expenditure (cash basis)	10,257	9,794	9,273

Free cash flow

	2026	2025	2024
Year ended 30 June	US$M	US$M	US$M
Net operating cash flows	21,778	18,692	20,665
Net investing cash flows	(12,011)	(13,350)	(8,762)
Free cash flow	9,767	5,342	11,903

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

	2026	2025	2024
Year ended 30 June	US$M	US$M	US$M
Interest bearing liabilities – Current	2,684	2,018	2,084
Interest bearing liabilities – Non-current	24,437	22,478	18,634
Total interest bearing liabilities	27,121	24,496	20,718
Comprising:
Borrowing	23,625	21,543	17,602
Lease liabilities	3,496	2,953	3,116
Less: Lease liability associated with index-linked freight contracts	735	333	511
Less: Cash and cash equivalents	18,532	11,894	12,501
Less: Net debt management related instruments[1]	(1,067)	(595)	(1,395)
Less: Net cash management related instruments[2]	227	(60)	(19)
Less: Total derivatives included in net debt	(840)	(655)	(1,414)
Net debt	8,694	12,924	9,120
Net assets	56,321	52,218	49,120
Gearing	13.4%	19.8%	15.7%

1.
Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.
2.
Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

Net debt waterfall

	2026	2025
Year ended 30 June	US$M	US$M
Net debt at the beginning of the period	(12,924)	(9,120)
Net operating cash flows	21,778	18,692
Net investing cash flows	(12,011)	(13,350)
Net financing cash flows	(3,280)	(5,971)
Net increase/(decrease) in cash and cash equivalents	6,487	(629)
Carrying value of interest bearing liability net proceeds	(1,594)	(2,454)
Carrying value of debt related instruments settlements	22	147
Carrying value of cash management related instruments proceeds	(96)	(195)
Fair value change on hedged loans	367	(263)
Fair value change on hedging derivatives	(292)	290
Foreign currency exchange rate changes on cash and cash equivalents	152	24
Lease additions (excluding leases associated with index-linked freight contracts)	(638)	(547)
Other	(178)	(177)
Non-cash movements	(589)	(673)
Net debt at the end of the period	(8,694)	(12,924)

Net operating assets

The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet.

	2026	2025
Year ended 30 June	US$M	US$M
Net assets	56,321	52,218
Less: Non-operating assets
Cash and cash equivalents	(18,532)	(11,894)
Trade and other receivables[1]	(87)	(17)
Other financial assets[2]	(1,062)	(1,251)
Current tax assets	(33)	(545)
Non-current tax assets	(37)	–
Deferred tax assets	(114)	(78)
Add: Non-operating liabilities
Trade and other payables[3]	383	332
Interest bearing liabilities	27,121	24,496
Other financial liabilities[4]	5,583	1,117
Current tax payable	1,049	900
Non-current tax payable	37	3
Deferred tax liabilities	3,101	3,506
Net operating assets	73,730	68,787
Net operating assets
Copper	43,469	40,884
Iron Ore	17,119	15,252
Coal	6,104	6,357
Group and unallocated items[5]	7,038	6,294
Total	73,730	68,787

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
4.
Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and streaming arrangement liability.
5.
Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2026 and relates them back to our Consolidated Income Statement.

> For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA refer to OFR 8.2

	Revenue US$M	Total expenses, other income and profit/(loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and exceptional items US$M	Underlying EBITDA US$M
Year ended 30 June 2025
Revenue	51,262
Other income		368
Expenses excluding net finance costs		(32,319)
Profit/(loss) from equity accounted investments, related impairments and expenses		153
Total other income, expenses excluding net finance costs and profit/(loss) from equity accounted investments, related impairments and expenses		(31,798)
Profit from operations			19,464
Depreciation, amortisation and impairments[1]				5,648
Exceptional item included in Depreciation, amortisation and impairments				90
Exceptional items				776
Underlying EBITDA					25,978
Change in sales prices	7,710	–	7,710	–	7,710
Price-linked costs	–	(399)	(399)	–	(399)
Net price impact	7,710	(399)	7,311	–	7,311
Change in volumes	(1,242)	75	(1,167)	–	(1,167)
Operating cash costs	–	1,118	1,118	–	1,118
Exploration and business development	–	73	73	–	73
Change in controllable cash costs[2]	–	1,191	1,191	–	1,191
Exchange rates	–	(798)	(798)	–	(798)
Inflation on costs	–	(675)	(675)	–	(675)
Fuel, energy and consumable price movements	–	(209)	(209)	–	(209)
Non-cash	–	96	96	–	96
Change in other costs	–	(1,586)	(1,586)	–	(1,586)
Asset sales	–	100	100	–	100
Ceased and sold operations	(534)	1,010	476	–	476
Other	1,564	(920)	644	–	644
Depreciation, amortisation and impairments	–	(569)	(569)	569	–
Exceptional items	–	(1,995)	(1,995)	1,995	–
Year ended 30 June 2026
Revenue	58,760
Other income		514
Expenses excluding net finance costs		(35,979)
Profit/(loss) from equity accounted investments, related impairments and expenses		574
Total other income, expenses excluding net finance costs and profit/(loss) from equity accounted investments, related impairments and expenses		(34,891)
Profit from operations			23,869
Depreciation, amortisation and impairments[1]				8,607
Exceptional item included in Depreciation, amortisation and impairments				(2,300)
Exceptional items				2,771
Underlying EBITDA					32,947

1.
Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional impairments of US$106 million (FY2025: US$198 million).
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

Underlying return on capital employed (ROCE)

	2026	2025	2024
Year ended 30 June	US$M	US$M	US$M
Profit after taxation	13,026	11,143	9,601
Exceptional items[1]	3,371	1,138	5,763
Subtotal	16,397	12,281	15,364
Adjusted for:
Net finance costs	1,455	1,111	1,489
Exceptional items included within net finance costs[1]	(600)	(458)	(506)
Income tax expense on net finance costs	(259)	(224)	(303)
Profit after taxation excluding net finance costs and exceptional items	16,993	12,710	16,044

Net assets at the beginning of the period	52,218	49,120	48,530
Net debt at the beginning of the period	12,924	9,120	11,166
Capital employed at the beginning of the period	65,142	58,240	59,696
Net assets at the end of the period	56,321	52,218	49,120
Net debt at the end of the period	8,694	12,924	9,120
Capital employed at the end of the period	65,015	65,142	58,240
Average capital employed	65,079	61,691	58,968
Underlying return on capital employed	26.1%	20.6%	27.2%

1.
For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying return on capital employed (ROCE) by segment

Year ended 30 June 2026 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Profit after taxation excluding net finance costs and exceptional items	9,643	8,393	(15)	(1,028)	16,993
Average capital employed	37,165	15,211	6,205	6,498	65,079
Underlying return on capital employed	26%	55%	(0%)	–	26.1%

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Profit after taxation excluding net finance costs and exceptional items	5,750	8,541	(42)	(1,539)	12,710
Average capital employed	33,906	13,408	6,590	7,787	61,691
Underlying return on capital employed	17%	64%	(1%)	–	20.6%

1.
Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel, legacy assets and consolidation adjustments.

Underlying return on capital employed (ROCE) by asset

Year ended 30 June 2026 US$M	Antamina	Escondida	Western Australia Iron Ore	Pampa Norte	Copper South Australia	BHP Mitsubishi Alliance	Western Australia Nickel[1]	Potash[2]	New South Wales Energy Coal[3]	Other	Total Group
Profit after taxation excluding net finance costs and exceptional items	971	6,390	8,545	751	1,714	127	(283)	(337)	(6)	(879)	16,993
Average capital employed	1,651	12,125	20,901	4,680	16,069	6,360	(219)	8,623	(162)	(4,949)	65,079
Underlying return on capital employed	59%	53%	41%	16%	11%	2%	–	−	−	−	26.1%

Year ended 30 June 2025 US$M	Antamina	Escondida	Western Australia Iron Ore	Pampa Norte	Copper South Australia	BHP Mitsubishi Alliance	Western Australia Nickel[1]	Potash[2]	New South Wales Energy Coal[3]	Other	Total Group
Profit after taxation excluding net finance costs and exceptional items	505	4,144	8,579	469	846	67	(684)	(331)	76	(961)	12,710
Average capital employed	1,513	11,213	19,890	4,353	15,282	6,564	(11)	7,324	(50)	(4,387)	61,691
Underlying return on capital employed	33%	37%	43%	11%	6%	1%	−	−	−	−	20.6%

1.
Western Australia Nickel ROCE has not been shown following transition into temporary suspension in December 2024.
2.
Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase.
3.
NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

Unit costs

Unit costs do not include the re-allocation to assets in FY2025 and FY2026 of the costs associated with the employee entitlements and allowances review conducted in FY2023, which were reported in Group and Unallocated in that period.

The calculation of Escondida, Spence and Copper South Australia unit costs are set out in the table below.

	Escondida unit costs		Spence unit costs		Copper South Australia unit costs
US$M	FY2026	FY2025	FY2026	FY2025	FY2026	FY2025
Revenue	17,054	13,177	2,857	2,726	6,011	4,655
Underlying EBITDA	12,440	8,593	1,619	1,296	3,203	1,936
Gross costs	4,614	4,584	1,238	1,430	2,808	2,719
Less: by-product credits	1,328	754	191	134	2,316	1,682
Less: freight	226	224	50	51	30	28
Less: government royalties	158	124	–	–	242	166
Less: re-allocation of costs associated with the employee entitlements and allowances review	–	–	–	–	3	2
Net costs	2,902	3,482	997	1,245	217	841
Sales (kt)	1,232	1,324	210	273	303	324
Sales (Mlb)	2,715	2,918	464	602	669	713
Cost per pound (US$)[1]	1.07	1.19	2.15	2.07	0.32	1.18

1.
FY2026 based on average realised exchange rates of USD/CLP 920 (FY2025 USD/CLP 951) and on an average realised exchange rate of AUD/USD 0.68 (FY2025 AUD/USD 0.65).

The calculation of WAIO and BMA unit costs are set out in the table below.

	WAIO unit costs		BMA unit costs
US$M	FY2026	FY2025	FY2026	FY2025
Revenue	23,726	22,767	3,876	3,422
Underlying EBITDA	14,667	14,394	702	591
Gross costs	9,059	8,373	3,174	2,831
Less: freight	2,357	2,004	63	28
Less: government royalties	1,696	1,612	609	530
Less: re-allocation of costs associated with the employee entitlements and allowances review	6	28	3	1
Net costs	5,000	4,729	2,499	2,272
Sales (kt, equity share)	254,377	254,813	18,642	17,820
Cost per tonne (US$)[1]	19.66	18.56	134.05	127.50

1.
FY2026 based on an average realised exchange rate of AUD/USD 0.68 (FY2025 AUD/USD 0.65).

8.1 Definition and calculation of non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information is useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.
Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.
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
Net debt

Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision-making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

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

Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, streaming arrangement liability, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

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

Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight, re-allocation of the costs associated with the employee entitlements and allowance review in FY2023, and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group. The re-allocation to assets in FY2025 and FY2026 of the costs associated with the employee entitlements and allowances review in FY2023 are excluded in asset unit costs as these costs were already recognised in Group and Unallocated in FY2023.

Escondida, Spence and Copper South Australia unit costs are adjusted to:

•
include by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production
•
exclude government royalties, as these are costs that are not deemed to be under the Group's control and the Group believes exclusion provides a similar basis of comparison to our peer group

WAIO and BMA unit costs exclude:

•
government royalties, as these are costs that are not deemed to be under the Group's control and the Group believes exclusion provides a similar basis of comparison to our peer group

8.2 Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.
Price-linked costs	Change in price-linked costs per sales volume (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.
Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.
Controllable cash costs	Total of operating cash costs and exploration and business development costs.
Operating cash costs

Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and evaluation and business development	Exploration and evaluation and business development expense in the current period minus exploration and evaluation and business development expense in the prior period.
Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.
Inflation on costs

Current year inflation rate applied to prior year expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

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

9.
Sustainability

9.1 Our sustainability approach

Our sustainability approach is defined by our purpose and our values and governed by our relevant Global Standards. These standards outline minimum mandatory requirements and underpin sustainability performance across our operated assets and functions.

>External versions of these Global Standards and BHP’s sustainability website pages are available at bhp.com

Sustainability-related standards and disclosures

We have implemented the Australian Accounting Standards Board’s Australian Sustainability Reporting Standard AASB S2: Climate-related Disclosures (AASB S2) in FY2026 reporting (in our Sustainability Report included in this Annual Report). This builds on our existing sustainability disclosures, including the Taskforce on Climate-related Financial Disclosures (TCFD) required under UK Listing Rules. Our sustainability-related disclosures in this Annual Report, in the BHP ESG Standards and Databook 2026 and on our website also support our commitments as members of the International Council on Mining and Metals (ICMM), including reporting with reference to the Global Reporting Initiative (GRI).

BHP continues to be assured against comprehensive sustainability performance standards. In FY2026, all applicable in-scope assets in Australia completed external validation against the relevant standards set out by the ICMM, Towards Sustainable Mining (Australia) and the Copper Mark. We also released our fourth set of key disclosures against the Global Industry Standard for Tailings Management (GISTM). BHP remains actively engaged in the Consolidated Mining Standard Initiative (CMSI) to consolidate and improve existing industry performance standards.

>For more information on the standards we have reported against, our approach to sustainability standards and our tailings disclosures, see our Value chain sustainability and Tailings storage facility pages at bhp.com/sustainability and the BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026

Presentation of sustainability-related data and information for acquisitions and divestments

For comparative period sustainability-related data and information included in the OFR, unless expressly stated otherwise in the relevant section (i) FY2024 data and information includes the former OZ Minerals operations that form part of our Copper South Australia asset and the West Musgrave Project (acquired as part of BHP’s acquisition of OZ Minerals on 2 May 2023); (ii) data and information for pre-FY2024 comparative periods has not been adjusted and restated in relation to the former OZ Minerals’ operations and functions; and (iii) data and information for pre-FY2025 comparative periods has been adjusted and restated to exclude the Daunia and Blackwater mines, which were divested by BMA on 2 April 2024. Where comparative sustainability-related data and information in the OFR section of this Annual Report is provided for FY2022, unless expressly stated otherwise, it has been adjusted and restated to exclude our interest in BHP Mitsui Coal (divested on 3 May 2022) and our Petroleum business (merger with Woodside completed on 1 June 2022).

While some of the land and tenements related to the Daunia and Blackwater mines were held by BMA pending transfer following completion, and certain land areas overlapping Blackwater remain held by BMA subject to transfer, given the Daunia and Blackwater mines were not under BMA’s control or operated for BMA’s benefit (except for periods prior to completion or where expressly stated in the relevant section), FY2025 and FY2026 data related to the land and tenements has been excluded from the OFR (as well as from pre-FY2025 comparative periods, as described above).

Sustainability-related data and information relating to the OZ Minerals Brazil assets has been excluded from the OFR unless expressly stated otherwise in the relevant section. Where data from OZ Minerals Brazil assets is included as required to meet legal and regulatory requirements or as necessary to meet applicable voluntary standards and benchmarks, that data has been prepared in accordance with former OZ Minerals standards (i) for the Centro Gold assets until completion of their divestment on 20 December 2024 and such data is included up until that date only; and (ii) for the Carajás assets until completion of their divestment on 2 April 2026 and such data is included up until that date only.

9.2 Material sustainability topics

As a member of the ICMM, BHP undertakes an impact materiality assessment (aligned with the GRI) to determine which sustainability topics are most material to our business, partners and stakeholders for inclusion in our sustainability-related reporting. Separately, BHP is required to report climate-related financial information in accordance with the Australian Corporations Act 2001 and AASB S2.

The FY2026 material sustainability topics identified for disclosure are largely consistent with FY2025, except that tailings storage facilities and value chain sustainability are not included FY2026.

We recognise the importance of these topics to our business and stakeholders, and we disclose information about these topics on the BHP website. This includes a standalone report on our conformance with GISTM and our performance against the responsible sourcing and production standards we assess against such as Towards Sustainable Mining and the Copper Mark. This also includes the independent assurance reports detailing our performance against select criteria. Additionally, economic contribution was identified as a new material sustainability topic for FY2026.

> For more information on tailings storage facilities, value chain sustainability and economic contribution see our Value Chain Sustainability and Tailings Storage Facility pages at bhp.com/sustainability, the BHP Responsible Minerals Program Report 2026 at bhp.com/RMPR2026, the BHP Group Modern Slavery Statement 2026 at bhp.com/MSS2026 and the BHP Economic Contribution Report 2026 at bhp.com/ECR2026

>For more information on BHP’s reporting on climate-related financial information under the Australian Corporations Act 2001 and AASB S2 refer to Sustainability Report

>For more information on the process by which we identify and manage risk at BHP and our risk factors refer to OFR 6

Respecting human rights

We recognise that respect for human rights is interconnected across the material sustainability topics identified in our impact materiality assessment. We have the potential to cause, contribute to or be directly linked to human rights impacts through our activities and business relationships, and we are committed to conducting human rights due diligence across our own operations and in our supply chain.

Following our FY2025 assessment against the ICMM Human Rights Due Diligence Guidance Maturity Matrix, we established a three-year strategic improvement plan to strengthen our human rights approach. As a foundational element, in FY2026 we commenced an enterprise-wide Human Rights Saliency Assessment to identify and prioritise the most severe risks to people across our growth, operated assets and commercial portfolios. This was supported by a more targeted workforce diagnostic and community and Indigenous peoples human rights risk assessments at our operated assets (referenced in FY2025 as community and human rights impact and opportunity assessments). Once complete, these initiatives are intended to provide a structured basis for human rights risk prioritisation and inform our forward program to manage these risks.

>For more information on our approach to human rights and managing modern slavery risks in our operations and supply chain refer to the BHP Group Modern Slavery Statement 2026 available at bhp.com/MSS2026

>For more information on due diligence under our Responsible Minerals Program refer to the BHP Responsible Minerals Program Report 2026 at bhp.com/RMPR2026

9.3 2030 goals and social value scorecard

Our social value scorecard

Our FY2026 scorecard performance, updates to metrics, and short-term milestones for FY2027 for all the pillars are provided on pages 44 and 45.

>For more information on our progress and pathway to our 2030 goals for each pillar refer to the relevant sections of OFR 9

>For more information on how the key metrics and milestones support progress towards our 2030 goals and the methods we use to measure progress refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026

2030 goals	Key metrics	Key metrics from FY2027
Decarbonisation At least 30% reduction in operational GHG emissions; support 40% GHG emissions intensity reduction of BHP-chartered shipping of our products, and support industry to develop steel production technology capable of 30% lower GHG emissions intensity relative to conventional blast furnace steelmaking[1,2] **OFR 9.10 Climate change, Sustainability Report**	**33%** reduction in operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) from FY2020[3] **46%** reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY2008[4] **$186m** committed in steelmaking partnerships and ventures to date (US$)[5]	**%** reduction in operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) from FY2020[3] **%** reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY2008[4]
Healthy environment Contribute to global nature-positive action by having at least 2 million hectares of land and water we steward[6,7] under conservation, restoration or regenerative practices. This is an area approximately equivalent to 30% of the land and water we stewarded[7] as at FY2023. In doing so we will take into account areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.[8] **OFR 9.9 Nature and environmental performance**	**246k Ha (3.8%[9])** area under stewardship[6] that has a formal management plan that includes conservation, restoration or regenerative practices[8] **1** assets with natural capital account[10]	**#Ha (%[9])** area under stewardship[6] that has a formal management plan that includes conservation, restoration or regenerative practices **#** assets with natural capital account[10]
Indigenous partnerships Respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes. **OFR 9.8 Indigenous peoples**	Indigenous employee participation[12] **9.3%** Australia[13] **20.2%** Canada[14] **11.7%** Chile[15] **$1,007m** Indigenous procurement spend (US$) Progress to plan[16] Australia Canada Chile Present relationship health[17]	Indigenous employee participation **%** Australia **%** Canada **%** Chile **$** Indigenous procurement spend (US$) Progress to plan Australia Canada Chile Present relationship health
Safe, inclusive and future-ready workforce A thriving workforce that is safe, healthy, gender balanced at every level, culturally diverse[18] and inclusive and skilled for the future. **OFR 1 Safety, OFR 9.4 People, OFR 9.5 Health**	**88%** Engagement and Perception Survey wellbeing score **41.5%** female employee[12] representation	**%** Engagement and Perception Survey Inclusion Index **%** female employee representation
Thriving, empowered communities Partner with communities and stakeholders to co-create and implement plans that deliver jointly defined economic, social and environmental outcomes. **OFR 9.7 Community**	**66** education and skills programs supported[20] **$50.8bn** total economic contribution (US$)[21]	**#** education and skills programs supported[20] **$** total economic contribution (US$)
Responsible supply chains Together with our partners, we create sustainable, ethical and transparent supply chains. **BHP Group Modern Slavery Statement 2026** **BHP Responsible Minerals Program Report 2026**	**100%** of producing BHP operated assets assessed with external verification against a credible responsible production and sourcing standard[22] **19** verification and assurance activities conducted by third parties in relation to BHP's ethical trade audit program[23] **1** supplier participating in BHP's pilot impact project[24]	**%** of in scope[26] BHP operated assets assessed with external verification against a credible responsible production and sourcing standard[22] **#** verification and assurance activities conducted by third parties in relation to BHP's ethical trade audit program[23] **#** suppliers participating in BHP's pilot impact project[24]

Indicators:

Complete Improved On track Partially met Not met

New/revised No change/data not available Not on track

Short-term milestones FY2026 progress	Short-term milestones FY2027
✓ Progress proof-of-concept trials for battery-electric equipment in collaboration with original equipment manufacturers ⊗ Complete the Escondida Boiler Diesel Displacement project and begin construction of its counterpart project at Spence ✓ Continue development of the direct reduced iron electric smelting furnace pathway to plan	⊕ Continue to progress execution of proof-of-concept trials for battery-electric equipment at WAIO ⊕ Achieve 100% renewable electricity at BMA based on forecasted operational electricity demand ⊕ Complete the Escondida Boiler Diesel Displacement project ⊕ Progress modified blast furnace and direct reduced iron-electric smelting furnace pathways to plan
✓ Deliver 95% of the FY2026 actions in the water stewardship priorities – water quality and context-based water targets	⊕ 42% of *Healthy environment* goal hectares in plan[11] or under conservation, restoration or regenerative practices. ⊕ 6 *Healthy environment* goal projects (in total) with formal Indigenous and/or community engagement or partnership plans ⊕ 3 assets (in total) with natural capital accounts
✓ Deliver FY2026 commitments outlined in Australian Reconciliation Action Plan and Canada Indigenous Partnership Plan	⊕ Deliver commitments outlined in the co-designed Australia Reconciliation Action Plan, the Canada Indigenous Partnerships Plan and the Chile Indigenous Peoples Plan
✓ Improvement on high potential injury frequency rate from FY2025[19]	⊕ Establish cultural diversity baseline ⊕ High potential injury frequency rate year-on-year improvement[19]
✓ Develop and implement training and tools on community co-creation	⊕ Develop outcomes-based indicators for local community programs in key themes
✓ All in-scope BHP operated assets assessed and complete external verification against the relevant Towards Sustainable Mining (TSM) Protocols[25]	⊕ Progress Consolidated Mining Standard Initiative (CMSI) transition at in scope operated assets[26] ⊕ Expand impact project to cover greater representation of high-risk suppliers

Social value scorecard footnotes

1. With widespread adoption expected post 2030.
2. For the definition of the terms used to express these positions, including 'target', 'goal', 'net zero', 'carbon neutral' and 'operational GHG emissions' refer to Additional information 10.4. For more information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for our targets and goals, refer to Sustainability Report 5.2 Climate-related targets and 7 Basis of preparation, interpretation and GHG emissions calculation methodology.
3. Baseline year and performance data adjusted; for the adjustments we make, refer to Sustainability Report 5.2 Climate-related targets.
4. CY2008 was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation's CY2030 emission intensity goal and its corresponding reasoning and strategy. Baseline and performance data adjusted; for the adjustments we make, refer to Sustainability Report 5.2 Climate-related targets.
5. Excluding in-kind contributions. For more information on removal of this metric from the key metrics for FY2027, refer to the BHP ESG Standards and Databook 2026 Social value scorecard tab available at bhp.com/ESGSD2026
6. It may include areas we stewarded for a period between FY2023 and FY2030 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice.
7. Excludes areas held under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations.
8. During FY2026, BHP updated the wording of the *Healthy environment* goal and one associated key metric. This scorecard includes the revised wording for the goal and metric (including for our FY2026 scorecard performance). For more information on the updates and the reason for them refer to OFR 9.9.
9. The percentage metric measures progress towards having an area approximately equivalent to 30 per cent of the land and water stewarded by BHP as at FY2023 (excluding areas held under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations) under conservation, restoration or regenerative practices by FY2030. For more information refer to the BHP ESG Standards and Databook 2026 Social value scorecard tab available at bhp.com/ESDG2026
10. Natural capital accounts are a way to measure the amount, condition and value of environmental assets in a given area. They help describe changes in ecosystems and how these impact wellbeing and economies.
11. 'In plan' refers to *Healthy environment* goal hectares that have progressed from opportunity identification into project development, including management planning and Indigenous and/or community engagement. These hectares are not yet under a formal management plan. For more information refer to OFR 9.9.
12. Point in time data at 30 June 2026.
13. 9.3 per cent refers to Indigenous employee participation at Minerals Australia operations. Total Indigenous employee participation in Australia, including non-operational roles, was 8.5 per cent at 30 June 2026.
14. 20.2 per cent refers to Indigenous employee participation at Minerals Americas potash operations in Canada.
15. 11.7 per cent refers to Indigenous employee participation at Minerals Americas operations in Chile.
16. We have published regional Indigenous Peoples Plans in Australia, Canada and Chile. For more information refer to OFR 9.8.
17. The relationship health assessment is intended to be conducted every three years. Indigenous partners who participated in the relationship health assessment project in FY2024 considered and provided feedback on social, cultural and commercial aspects of their relationship with BHP and provided a rating on the present health of their relationship with BHP, which was reported in our FY2024 social value scorecard. We plan to report again against this metric in FY2027.
18. Cultural diversity in our workforce will be measured based on our substantive progress towards reflecting the cultural diversity of the societies where we operate.
19. High potential injury frequency rate is the number of employee and contractor high potential injuries per 1 million hours worked and is measured by year-on-year improvement.
20. Community programs delivered in partnership with local communities and focused on the education and skills required to enable communities to remain resilient beyond our direct involvement, including workforce and vocational pathways as well as community leadership, self-governance and co-creation capability. Some program participants may join the BHP workforce on completion of the program.
21. This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties, other payments to governments and our voluntary social investment. For more information refer to the BHP Economic Contribution Report 2026 available at bhp.com/ECR2026
22. A 'credible responsible production and sourcing standard' refers to one that is internationally recognised spanning multiple regions as outlined in our Value chain sustainability webpage available at bhp.com/sustainability/value-chain-sustainability. All of BHP's applicable producing operated assets have been assessed with external verification against a credible responsible production and sourcing standard, noting NSWEC, Western Australia Nickel and former OZ Minerals Assets are not in the scope of this metric for FY2026.
23. BHP's ethical trade audit program is managed as part of our broader Ethical Supply Chain and Transparency Framework. For more information on this framework and associated activities, including baseline data, refer to the BHP Group Modern Slavery Statement 2026 available at bhp.com/MSS2026
24. The pilot impact project involves partnering with an NGO to deliver programs within our supply network designed to promote responsible recruitment and improve labour monitoring, worker voice and access to grievance mechanisms.
25. 'In-scope' BHP operated assets (relating to the FY2026 milestone) refers specifically to Australian assets as defined under the Minerals Council of Australia (MCA) membership commitment. For more information refer to the MCA Membership Commitment available at minerals.org.au. This excludes Western Australia Nickel operations, which remained in temporary suspension in FY2026 and so did not go through assessment and verification. For more information refer to the BHP ESG Standards and Databook 2026 Mining Standards tab available at bhp.com/ESGSD2026
26. 'In scope' BHP operated assets (relating to the FY2027 milestone) refers to BHP operated assets in production excluding BHP operated assets under care and maintenance or planned for closure which would not go through assessment and verification. For more information refer to the BHP ESG Standards and Databook 2026 Mining Standards tab available at bhp.com/ESGSD2026

9.4 People

Our global workforce is central to our performance and long-term success.

Building capability and an enabled culture

We invest in our people to build capability and drive stronger performance. We provide early career and training pathways, including maintenance and production traineeships and apprenticeships, and continue to invest in professional talent through our intern and graduate programs. We also deliver leadership development programs and forums to strengthen leadership capability across our business.

We seek regular feedback from our employees and contractors through twice-yearly engagement and perception surveys. In March 2026, we had an 87 per cent employee response rate, with 83 per cent of surveyed employees responding favourably to engagement questions (FY2025: 83 percent). For wellbeing questions, 88 per cent of surveyed employees responded favourably (FY2025: 88 per cent). Over 11,000 contractors also provided feedback, with 84 per cent of surveyed contractors responding that they feel safe working at BHP (FY2025: 86 per cent).

Safe, inclusive and respectful workplaces

We believe inclusion is the foundation of a safe, respectful and high-performing workplace, and we value diversity for the breadth of perspectives and experience it brings. Our Inclusion Position Statement reflects this commitment and guides our approach.

>For more information on BHP’s Inclusion Position Statement refer to our Inclusion and diversity page at bhp.com/careers/inclusion-diversity

Gender representation1,2,3

At 30 June 2026, women represented 41.5 per cent of our employee workforce, an increase of 0.2 percentage points compared to the end of FY2025. In FY2026, 47.4 per cent of new hires were women.

We are also committed to improving the gender representation at all levels of BHP taking into account applicable local law. In FY2026, we set a measurable objective for achieving a year-on-year increase of women in leadership roles in Minerals Australia operations. At 30 June 2026, women represented 32.5 per cent of leadership roles in Minerals Australia, an increase of 3.5 percentage points compared to the end of FY2025. Across BHP, 39.3 per cent of people leaders were women, while senior executives included 42.1 per cent women.

Equitable pay is critical to achieving gender equality. We continue efforts to reduce the risk of systemic bias and deliver equitable pay for like-for-like roles. Employee remuneration data, including gender breakdowns, is disclosed in the BHP ESG Standards and Databook 2026, available at bhp.com/ESGSD2026.

Footnotes

1.
Based on a ‘point in time’ snapshot of employees as at 30 June 2026, including employees on extended absence. Contractor data is collected from internal organisation systems and averaged for a 10-month period, July 2025 to April 2026.
2.
Based on a ‘point in time’ snapshot of employees as at 30 June 2026, including employees on extended absence, as used in internal management reporting.

3.
New hires are based on a 12-month period from 1 July 2025 to 30 June 2026. ‘People leaders’ are defined as employees with one or more direct reports. ‘Senior executives’ are defined as employees in the Executive Leadership Team (ELT) and direct reports to the ELT in grade 15 and above roles.

Indigenous employment

Indigenous employee participation is a key commitment we have made in every significant operating region. In FY2026, Minerals Americas operations in Chile increased their Indigenous employee participation to 11.7 per cent, having achieved their target of 10 per cent in FY2024, and in our Canada potash operations, Indigenous employee participation reached 20.2 per cent, achieving the FY2026 target of 20 per cent. In Minerals Australia operations, we achieved the measurable objective set for FY2026 of 9.3 per cent and we are progressing towards our FY2027 target of 9.7 percent (see the below infographic).

Footnotes

1.
Point in time data at 30 June 2026.
2.
Indigenous employee participation overall in Australia at 30 June 2026 was 8.5 per cent, including Minerals Australia operations at 9.3 per cent Indigenous, and non-operational locations at 2.4 per cent Indigenous.

Disability

Globally, we continued to progress our Disability Action Plan 2025–2027. In Chile, people with a disability represented 2.8 per cent of our workforce (as at 30 June 2026). Chilean legislation requires at least 1 per cent representation.

>For more information on BHP’s Disability Action Plan refer to our case study at bhp.com/news/case-studies/2025/08/empowering-abilities

Employee relations

In Australia, recent industrial relations legislative reforms, including changes to enterprise bargaining and regulated labour hire arrangement orders, continued to impact BHP during FY2026.

Enterprise bargaining and union activity increased during FY2026, particularly in the Pilbara. Negotiations commenced for an enterprise agreement covering BHP’s operations at Port Hedland in Western Australia. Unions also lodged five Majority Support Determination applications, and union officials exercised rights of entry to workplaces at high levels. No production or operational time was lost as a result of protected industrial action during FY2026.

Subsequent to 30 June 2026, a small number of employees at Port Hedland exercised their right to participate in protected industrial action, organised by the Australian Manufacturing Workers’ Union, the Electrical Trades Union and the Australian Workers’ Union. Bargaining remains underway into FY2027 and progress continues to be made.

During the year, the Fair Work Commission issued Regulated Labour Hire Arrangement Orders requiring Operations Services to pay no less than BMA Enterprise Agreement 2022 rates of pay at BMA’s Goonyella Riverside, Peak Downs and Saraji mines. BHP sought judicial review of the decision and in April 2026 the High Court of Australia refused special leave to appeal, concluding the appeal process in respect of the matter. Payments to affected employees are being made in accordance with the Fair Work Commission Orders.

BHP was also served with a representative proceeding in the Federal Court of Australia regarding work arrangements for public holidays. The claim was filed on behalf of Operations Services employees who performed shiftwork between 23 December 2019 and 31 March 2023 across Minerals Australia. The proceeding remains at an early stage.

Minerals Australia participated in seven collective bargaining processes in total and concluded one enterprise agreement. As at 30 June 2026, 25 enterprise agreements were in operation, with four subject to bargaining, including the BMA Enterprise Agreement 2022 which covers employees at BMA’s Goonyella Riverside, Peak Downs and Saraji mines. Bargaining also commenced for three new agreements.

>For more information on bargaining refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026

Companies in Minerals Americas participated in one collective bargaining process in FY2026. We also continued to monitor and implement applicable labour reforms, including pension reform and the gradual transition to the 40-hour work week. Further major labour reforms are expected to stall in Congress following the change of government resulting from the December 2025 election.

In October 2025, the BHP union federation (FESIN-BHP) was formed bringing together Union No.1 of Minera Escondida and Spence Workers, and Union No. 2 of Supervisors and Staff of Minera Escondida and Minera Spence. In April 2026, BHP CAS Union (representing specialists at the Santiago remote operations centre) also joined the BHP union federation. In addition, Union No 1 is seeking a declaration from the Chilean Labour Court that certain of our employing entities be treated as a single employer for labour law purposes. We continue to defend that proceeding, which remains at an early stage.

Payroll review

Remediation of identified pay issues

In FY2023, we identified and disclosed two issues with certain allowances and entitlements affecting some current and former employees in Australia. We are sorry that this happened and we remain committed to making this right.

The first issue involved certain employees having leave incorrectly deducted on public holidays. Remediation of affected employees is more than 95 per cent complete and we expect to close out remediation of this issue in FY2027.

The second issue involved certain employees at WAIO in Port Hedland who are entitled to additional allowances. We have completed remediation for this issue.

In 2023, we self-reported these issues to Australia’s Fair Work Ombudsman (FWO). In April 2026, BHP received a Notification of Outcome confirming the FWO has completed its investigation into these two issues and does not intend to take any further action at this time. BHP has been issued with a caution and the FWO has advised the matter regarding the two issues is now finalised.

>For more information refer to bhp.com/payroll-review

During the year, we continued to improve our global pay governance and control environment, aligned with the Pay Compliance Standard we launched in May 2025. We delivered enhancements across end-to-end pay processes, systems and data.

We are also continuing our historical pay assurance work across our Australian operations and are conducting further remediation where necessary.

Based on currently available information, remediation costs remain as reflected in the Group’s FY2023 financial results.

Our engagement with the FWO and other relevant government agencies will continue as this program progresses.

9.5 Health

We set minimum standards to identify, assess and manage health risks and their potential impacts on our workforce.

Occupational exposures

BHP seeks to eliminate or reduce occupational exposures so far as reasonably practicable through a structured health risk management approach. Health hazards are identified and risks assessed having regard to exposure limits protective of workers health. This is supported by a comprehensive program of personal monitoring and the ongoing implementation and verification of controls as we continue to optimise exposure reduction.

Control implementation is guided by the hierarchy of controls, with priority given to source-based exposure reduction before reliance on administrative controls and personal protective equipment (PPE).

We continue to actively seek opportunities to verify and strengthen the effectiveness of controls through innovation and optimisation. Recent initiatives include trials of microbial binding agents at Spence to agglomerate dust and reduce potential respirable crystalline silica (RCS) exposure, the increased use of real-time air monitoring to verify RCS control effectiveness at Spence and the optimisation of welding fume capture through on-torch extraction and local exhaust ventilation at BMA. While current control arrangements, including mandatory powered air purifying respirators use, are designed to reduce welding fume exposure, the focus remains on the optimisation of higher‑order engineering controls that capture or reduce welding fume at the source.

In FY2026, the number of employees and contractors potentially exposed to diesel particulate matter (DPM) and respirable crystalline silica (RCS) decreased by 26 per cent compared with FY2025 (see below infographic). This was primarily due to monitoring-led refinement of exposure groups at Copper South Australia operations, reducing the number of workers potentially exposed above the occupational exposure limit (OEL) for RCS by 44 per cent and DPM by 9 per cent. At Escondida, RCS potential exposure was reduced by approximately 21 per cent through a series of engineering and operational controls, including water and air line standardisation, dust suppression upgrades, and increased use of remote operations. At Spence, RCS potential exposure decreased by approximately 31 per cent following engineering improvements to the dust collection system and administrative changes to work allocation.

No employees or contractors were potentially exposed to coal mine dust above the OEL in FY2026 as has been the case since FY2021. Exposure numbers reflect potential exposure and do not account for protection provided by appropriate respiratory protective equipment (RPE).

Footnotes

1.
Occupational exposure data is presented without considering the protection provided by the use of respiratory protective equipment (where required as outlined in the Health and Hygiene Global Standard). The data excludes business and asset projects.
2.
As of FY2021, the OEL limit for coal dust was reduced to 1.5 mg/m³ compared to 2.0mg/m³ in previous years.

>For more information on BHP's occupational illness health metrics, including TROIF, refer to OFR 1 Safety

>For supporting data, including on coal mine dust lung disease cases and potential occupational exposures, refer to the BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026

Psychosocial harm

BHP has embedded psychosocial risk management within its broader approach to risk management. Our ongoing focus is on prevention, early intervention, and sustaining cultural performance.

Psychosocial risks are managed locally by our assets and functions, supported by overarching enterprise governance and assurance. We take a prevention-focused approach with an emphasis on eliminating psychosocial risks so far as reasonably practicable. We focus on the early identification and management of psychosocial risks arising from hazards related to work design or management (such as workload, fatigue, leadership and organisational change), workplace interactions and behaviours (including bullying, racial and sexual harassment and assault), work environment, and plant and equipment.

In FY2026, we:

•
uplifted our identification and management of psychosocial risks
•
established a global forum to build internal capability through shared learnings and improvement opportunities to help strengthen our management of psychosocial risk
•
tested the effectiveness of our psychosocial risk controls through a range of assurance activities

Reports of sexual and racial harassment

Reports of sexual harassment and racial harassment are investigated by our Ethics and Investigations team, a business unit independent of our operations.

There was an 11 per cent decrease of reports of sexual harassment from 429 in FY2025 to 380 in FY2026, and a 17 per cent decrease of reports of racial harassment from 103 in FY2025 to 86 in FY2026.1 In FY2026, 56 per cent of sexual harassment reports and 57 per cent of racial harassment reports received through BHP’s misconduct reporting channels were logged by managers or leaders on behalf of the workforce.

During FY2026, 113 reports of sexual harassment,2 compared to 102 in FY2025 were established following investigation across BHP’s global operations, including conduct on-site, off-site and in offices.3 In addition, 27 reports of racial harassment, compared to 24 in FY2025 were established. 109 individuals responsible for sexual harassment and 22 responsible for racial harassment had their employment terminated (or were removed from site if a contractor) or resigned.

Of the 113 established sexual harassment cases:

•
nil involved sexual assault
•
38 involved sexualised and indecent touching
•
18 involved sexually aggressive comments, stalking, grooming or image-based harassment
•
56 involved other forms of sexual harassment, including sexualised conversations or jokes
•
1 also involved gender-based harassment
•
nil also involved creating a hostile work environment based on sex

People who may have been impacted by sexual harassment or racial harassment are offered specialised support by the Ethics Support Service. The response is guided by the impacted person’s preferences and the nature and severity of the alleged misconduct and may include investigation, training, mediation, facilitated conversations and line leader intervention. In FY2026, 71 sexual harassment and 25 racial harassment reports were resolved through non-investigative resolution pathways. A further 104 sexual harassment and 21 racial harassment reports were not investigated due to insufficient information or the wishes of the impacted person, including anonymous reports or where the impacted person chose not to participate.

Senior leadership and the Risk and Audit Committee of the Board receive reports with de-identified data on the number of complaints, nature of complaints, investigations and other resolution pathways, outcomes and timelines.

Footnotes

1.
FY2025 and FY2026 data includes all former OZ Minerals Australian assets and OZ Minerals Brazil assets.
2.
Sexual harassment is, as defined in the Australian Sex Discrimination Act 1984 (Cth), an unwelcome sexual advance, unwelcome request for sexual favours or other unwelcome conduct of a sexual nature, in circumstances where a reasonable person, having regard to all the circumstances, would have anticipated the possibility that the person harassed would be offended, humiliated and/or intimidated. Sexual harassment encompasses a range of conduct, including displaying sexually graphic images, sexually suggestive comments, suggestive or inappropriate looks, gestures or staring, non-consensual touching or acts of a sexual nature and sexual assault. We note the definition of sexual harassment may vary in different jurisdictions.
3.
This figure includes cases opened in FY2026 or earlier and closed in FY2026.

9.6 Ethics and business conduct

Our conduct

Our Code of Conduct (Our Code) applies to everyone who works for us, with us or on our behalf, including suppliers. Regular mandatory training on Our Code is undertaken by employees and contractors. Breaching Our Code is considered misconduct and grounds for disciplinary action, up to and including termination of employment.

BHP treats reports of business conduct concerns with appropriate confidentiality and prohibits any kind of retaliation against people who make or may make a report (including reports to regulators), or who cooperate with an investigation. All forms of retaliation are considered misconduct. We have policy and process documents to support a ‘safe to speak up’ culture, including our BHP Whistleblower Policy.

Our Code is available in five languages and available at bhp.com/about/operating-ethically/our-code

Our BHP Whistleblower Policy sets out additional information, including protections available to people who make eligible disclosures under Australian law, and is available at bhp.com/-media/documents/ourapproach/operatingwithintegrity/taxandtransparency/240523_ bhpwhistleblowerpolicy

Employees and contractors can raise their concerns through a number of channels (including anonymously) or through leaders. Anyone, including external partners, stakeholders and the public, can lodge a concern in the form of a report, either online in our channels to raise misconduct concerns or via a 24-hour, multilingual call service.

In FY2026, 2,563 reports were received into BHP’s channels for raising misconduct concerns.1,4 Of these:

– 40 per cent were raised by leaders on behalf of someone else.

– Of the cases raised directly, 4 per cent were made anonymously.5

Of the reports closed during FY2026, 36 per cent contained one or more established allegations.3

Footnotes

1.
FY2025 and FY2026 data includes all former OZ Minerals Australian assets and OZ Minerals Brazil assets.
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
3.
This figure includes cases opened in FY2026 or earlier and closed in FY2026.
4.
This excludes reports not containing a business conduct concern.
5.
This excludes reports logged by leaders on behalf of others.

> For more information on BHPs Minimum requirements for suppliers refer to bhp.com/suppliers

Anti-corruption

We are committed to contributing to the global fight against corruption in the resources industry. Group Compliance operates independently of our assets and regions. Our Vice President of Group Compliance reports quarterly to the Board Risk and Audit Committee on compliance issues and meets at least annually with the Risk and Audit Committee Chair.

We manage corruption risk through our anti-corruption framework and allocate resources based on risk. Our Group Compliance team conducts third-party due diligence and training, performs transaction monitoring utilising data analytics and AI, provides subject matter-specific input and support for non-operated joint ventures through relevant joint governance processes consistent with BHP’s role as a shareholder, and conducts risk assessments for our operated assets and functions. Identifying, assessing and managing corruption risk associated with growth opportunities remains a significant focus area.

>For more information on our ethics and business conduct refer to bhp.com/ethics

>For more information on how BHP manages anti-corruption risk refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026

9.7 Community

We strive to make a positive contribution to the communities where we operate and to understand, minimise and manage any adverse impacts from our activities.

In FY2026, we continued to build our understanding of co-creation across our business, a milestone in our social value scorecard. Co-creation brings partners together to integrate resources, knowledge and networks to address shared challenges and achieve improved outcomes for all. More than 100 BHP employees across our operated assets and functions participated in a co-creation training program to understand how they can incorporate more inclusive engagement and strengthen community participation in their work.

As our co-creation capability matures, measurement under the Thriving, empowered communities pillar of our social value scorecard is shifting from co-creation processes to outcomes focused on the education and skills required to enable communities to remain resilient beyond our direct involvement. Over time, this is expected to support stronger workforce and vocational pathways, enhanced community leadership, self-governance and co-creation capability.

To strengthen our management of impacts on communities and Indigenous peoples, in FY2026 we implemented a globally consistent methodology to assess risks across our operated assets. Referred to in FY2025 as community and human rights impact and opportunity assessments, and completed across all operated assets in FY2026, these assessments provide a comparable view of risk exposure and support earlier identification and prioritisation of adverse impacts. As the results are progressively integrated into asset- and Group-level risk frameworks, they are expected to support more informed and consistent decision-making, strengthen control effectiveness and improve impact prevention.

Community concerns, complaints and grievances

In FY2026, our operated assets globally received 95 concerns, complaints and grievances from communities. This represents a 14 per cent decrease compared with FY2025. This decrease was due to reductions at BMA and Metals Exploration due to reduced activity and the focus at our Jansen potash project on responding to blasting and road and rail complaints. The most frequent themes in FY2026 continued to be blasting, road and rail, and employee and contractor conduct and behaviour.

We seek to resolve and, where appropriate, remedy adverse impacts on community members that we have caused or contributed to through our operations. In FY2026, we continued to improve the accessibility of grievance mechanisms, and the consistency of reporting and investigation, through clearer guidance, targeted training and system enhancements. These improvements are designed to enable community members to raise concerns more easily, support more timely and consistent resolution and improve visibility of root causes to help prevent recurrence.

Additionally, in FY2026, BHP received an enquiry from the United Nations Office of the High Commissioner for Human Rights (OHCHR) Special Procedures relating to our investment in Antamina, a non-operated joint venture, to which we have responded. The enquiry raised certain human rights and community matters associated with Antamina’s operations.

>For more information on our social value scorecard refer to OFR 9.3

>For more information on the results of community risk assessments, engagement with communities and our management of impacts on communities where we operate refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026

9.8 Indigenous peoples

Operating on or near Indigenous peoples’ traditional lands brings responsibility and opportunity. We respect Indigenous peoples’ right to consultation and recognise ‘free, prior and informed consent’ (FPIC) as an important process to safeguard their collective rights.

Indigenous partnerships

In FY2026, we continued to pursue our Indigenous Peoples Policy Statement commitments, including seeking FPIC for proposed new operations and capital projects that may potentially impact Indigenous peoples.

As reported in FY2025, we ‘partially met’ our FY2025 short-term milestone that ‘Indigenous voices and perspectives are incorporated into co-designed priorities in each region’, with two of the three countries in which we operate (Australia and Canada) publishing a co-designed regional Indigenous Peoples Plan (IPP) that incorporates the voices and perspectives of Indigenous peoples. In FY2026, we achieved this milestone through the development and implementation of the Chile IPP for FY2026–FY2030.

To support this development, we established an Indigenous Advisory Panel in Chile of seven external members to provide strategic and technical input into plan development and implementation. The Chile IPP is structured around the strategic pillars of community governance, transparency and participation, employability and economic empowerment and strengthening cultural heritage. We also introduced co-created social performance indicators and targeted engagement with communities, employees and industry to enable systematic monitoring of the effectiveness of the Chile IPP and ongoing feedback.

In Minerals Australia, we continued to implement our sixth Reconciliation Action Plan (RAP) during FY2026, with progress achieved across Indigenous employment pathways, leadership development, procurement and cultural capability. All targets under each RAP pillar are on track for delivery by FY2027.

In Canada, we continued to implement our Canada IPP during FY2026, with progress through structured, agreement-based engagement with six First Nations communities. Formal Opportunity Agreements and ongoing partnership mechanisms with participating First Nations communities support structured engagement, economic participation and long-term community development, with outcomes including housing, education and culture initiatives and strengthened relationships as Jansen transitions towards operations.

Regional FPIC Implementation Plans were developed during FY2026 as the primary mechanism to operationalise the processes through which we seek FPIC. These plans are specific to proposed new operations and capital projects and complement the broader partnership objectives of the IPPs. We are strengthening governance for these plans through clearer integration into our business processes related to capital projects. We also continue to strengthen internal standards, tools and governance to support effective identification, assessment, response and assurance with respect to Indigenous peoples’ risks and impacts across capital projects and operations. This includes the Indigenous Peoples Risk Assessment process referenced in FY2025, which continues to be piloted and refined.

Agreement-making remains a central component of our approach to respecting Indigenous peoples’ interests and rights, while recognising that its effectiveness depends fundamentally on the strength, continuity and quality of our underlying relationships with Indigenous peoples. In FY2026, we continued to improve our approach by embedding FPIC principles more consistently in agreements, including greater use of co-design consultation protocols, clearer governance pathways, and mechanisms to support ongoing consent over time. We are also progressing a more consistent approach to how agreements are implemented and integrated into broader business processes. This work is ongoing, and we continue to advance negotiations with Indigenous peoples.

In our plans, partnerships and agreements, we continue to respond to the feedback received from the FY2024 inaugural assessment of the health of our relationships with a range of Indigenous partners. Since this assessment we have focused on deepening and strengthening our engagement and incorporating Indigenous partner feedback into our plans. While progress has been made, challenges remain, including navigating complex and diverse Indigenous rights and governance contexts, addressing historical issues and trust deficits, and working through evolving expectations and tensions that can arise during agreement negotiations and implementation. The next assessment is scheduled for FY2027.

In FY2026, we maintained partnerships with Indigenous businesses across all operating regions. Compared with FY2025, our direct global spend with Indigenous businesses increased by 18 per cent and totalled US$1,007 million across 285 vendors, comprising Australia US$583 million, Canada US$381 million and Chile US$41 million.

>For more information on Indigenous engagement and agreements for our operated assets and our management of impacts on Indigenous peoples where we operate refer to the BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026

>For more information on Indigenous employee participation refer to OFR 9.4

>For more information on our regional Indigenous Peoples Plans refer to bhp.com/sustainability/Indigenous-peoples

9.9 Nature and environmental performance

Managing nature-related risks and opportunities, including biodiversity and environmental performance, is an important strategic issue for BHP, and supports our nature-related and social value goals, and ability to create long-term value.

> For more information on oversight of nature and environmental performance by management and the Board refer to the Nature and environmental performance page at bhp.com

> For more information on environmental risk refer to OFR 6

Nature-related goal and targets

Our 2030 Healthy environment goal is to contribute to global nature-positive action by having at least 2 million hectares of land and water we steward1, 2 under conservation, restoration or regenerative practices by FY2030. This is an area approximately equivalent to 30 per cent of the land and water we stewarded2 as at FY2023. In doing so we will take into account areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.

To support delivery of the Healthy environment goal, projects will typically progress through three phases: opportunity identification, project development (where projects are considered ‘in plan’) and formal management, where areas are managed under a formal management plan that includes conservation, restoration or regenerative practices. Project development includes engagement and partnership planning with Indigenous peoples and/or local communities, recognising that establishing shared objectives and stewardship approaches is an important foundation for supporting durable outcomes over time.

Voluntary action on nature is a dynamic and fast-evolving area, and we continue to monitor developments. Since we set our Healthy environment goal in 2022, the concept of ‘nature positive’ has continued to develop, including through updates to external definitions, such as the Nature Positive Initiative definition adopted by the Taskforce on Nature-related Financial Disclosures (TNFD) and through the publication of relevant industry frameworks, such as the ICMM Nature Position Statement. We have updated the wording of our Healthy environment goal and one of its metrics to reflect this evolution, including recognition that ‘nature positive’ is a global, collective effort to which BHP can contribute.

We have also made our Healthy environment goal more transparent by setting a fixed area of at least 2 million hectares under conservation, restoration or regenerative practices as the goal, replacing the less tangible wording of ‘at least 30 per cent’. We selected this figure as the equivalent to approximately 30 per cent of the land and water we stewarded in FY2023, being the first performance year of our 2030 goals. The FY2023 stewardship footprint, used as the basis for this equivalency, includes former OZ Minerals Australian assets (acquired in May 2023) and BMA’s Daunia and Blackwater operations (divested in April 2024). We have updated the wording of one of the key metrics for the Healthy environment goal in our social value scorecard to reflect this change. Our overarching objective remains to contribute to global nature-positive action, with the level of ambition reflected by our goal unchanged.

While BHP currently stewards all lands and waters that contribute towards our Healthy Environment goal, we recognise that the optimal outcomes for nature in some circumstances may be achieved where an area is transferred to its most appropriate stewards of the conservation, restoration or regenerative practices, such as Indigenous groups, government bodies or specialist conservation organisations. Accordingly, in pursuing the Healthy environment goal, we may relinquish land or water stewarded by BHP between FY2023 and FY2030 where this would support stronger and more durable long-term conservation, restoration and regenerative practices. We have also adjusted the focus in the original wording of the goal on areas of ‘highest ecosystem values’ to taking into account those values to enhance opportunities for Indigenous and community participation.

Our context-based water targets (CBWTs) are informed by independent Water Resource Situational Analyses (WRSAs), which identify shared water challenges and priority water-related risks at a catchment level, together with our own risk assessments. CBWTs are developed at an asset level and include milestones to track their achievement by FY2030. We released the WRSA for one of our legacy assets, Elliot Lake, in FY2026.

The Western Australia Nickel (WAN) CBWT and milestones have been removed due to changes in regional catchment governance since the CBWT was set in FY2023. The Tjiwarl Aboriginal Corporation has entered into an Indigenous Land Use Agreement with the Western Australian Government, which includes the establishment of the Tjiwarl Water Study and a framework to develop a Tjiwarl Water Plan. As a result, the opportunity for WAN is to support governance initiatives led by the Tjiwarl Aboriginal Corporation rather than lead those initiatives as envisaged by the CBWT. Given WAN’s operations remain temporarily suspended, BHP has not established an alternative public CBWT for WAN at this time. WAN intends to continue to contribute to regional water stewardship through participation in the Northern Goldfields water working group, and by providing relevant data and technical input to support Tjiwarl-led water planning processes.

Delivery of the Copper South Australia FY2030 CBWT milestone to cease abstraction from Wellfield A is dependent on the timing of the Northern Water Project, which is now expected to become operational from 2032. BHP continues to engage constructively with the South Australian Government to support delivery of Northern Water, which is expected to provide a long-term water supply solution for the region and support future Copper South Australia growth options.

> Our CBWTs and WRSAs can be found on the Shared water challenges page at bhp.com

Footnotes

1.
It may include areas we stewarded for a period between FY2023 and FY2030 but have relinquished to a third party with the requisite expertise, and under conditions that create a high likelihood of durability of ongoing conservation, restoration or regenerative management practice.
2.
Excludes areas held under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations.

Key actions taken in FY2026

•
In FY2026, the area under conservation, restoration or regenerative practices increased by approximately 148,000 hectares compared to FY2025, to reach approximately 246,000 hectares. The increase was driven by the Jackboot nature project in South Australia.
•
We also advanced selected Healthy environment goal project opportunities, through project development, working towards formal, adaptive management arrangements and on-ground action.
•
We continued engagement with Traditional Owners on opportunities to progress Healthy environment goal projects. This included work on the Jackboot nature project in South Australia, where Arabana Rangers monitor feral animal activity and inform management planning.
•
We delivered our first preliminary baseline natural capital account at BMA and developed a natural capital workflow, independently peer reviewed by Australia's national science agency, CSIRO, to support consistent consideration of nature-related information in decision-making.
•
Progress on FY2026 CBWT milestones is described in the table below.
•
Water quality reviews have been completed across all operated assets to assess potential impacts to groundwater quality in surrounding aquifers. Findings are expected to be reviewed in FY2027.
•
In FY2026, we focused on policy engagements aimed at improving environmental outcomes while supporting economic growth, investment and job creation. This included engaging directly, and through the Minerals Council of Australia and Business Council of Australia, with the Australian Government on reforms to the Environment Protection and Biodiversity Conservation Act 1999. We remain actively engaged.

> For information on the Jackboot nature project refer to the Copper South Australia, Healthy environment goal partnership case study at bhp.com/news/case-studies and the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026

Footnotes

1.
Some water allocations at BMA are not made available for sale ‘in year’ and are retained for strategic contingency purposes as ‘carry over’. Unutilised ‘carry over’ is subject to ongoing assessment throughout the year as to what can be made available. At 30 June, any unused ‘carry over’ amounts are incorporated into the following financial year’s ‘in year’ water for the total river scheme’s announced allocations by the Resource Operator.
2.
Cerro Colorado ceased extracting water from the Lagunillas borefield for operational use in December 2023. Some extraction was maintained to support replenishment of the Lagunillas wetland, which continued in FY2026, with approximately 630 ML extracted and reinjected.

A small amount of terrestrial water (~5 ML during FY2026 or approximately 12 kL per day) has been supplied to the Cerro Colorado site for drinking water, sanitation and hygiene purposes by a local water utility since Cerro Colorado entered temporary care and maintenance in December 2023.

3.
Data used for Spence’s FY2022 baseline has been restated in the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026, to incorporate validated volumes from the commissioning period for a new concentrator, which was not fully captured in the original FY2022 reporting.
4.
Beneficial use is water used in ways that contribute to environmental resilience, social benefit or economic growth. For example, water returned to aquifers to reduce pressure on regional groundwater resources; or transfer of surplus water to another operational use to avoid or reduce the need for additional natural water resources.

Environmental settlement agreements

In Chile, specific environmental settlement agreements relate to historical groundwater extraction activities at the Monturaqui, Lagunillas and Salar de Punta Negra systems. The implementation of these environmental settlements is ongoing, in accordance with court-approved frameworks and applicable regulatory processes. Delivery is overseen by the established governance bodies, and progress is periodically reported to the environmental court and relevant stakeholders. Specific actions delivered in FY2026 regarding the Monturaqui-Negrilar-Tilopozo settlement agreement include the establishment of the governance body overseeing the implementation of the agreement and conversion of Escondida’s water rights in the Monturaqui aquifer to a non-extractive (conservation) use.

Under the Salar de Puntas Negras (SPN) settlement agreement progress was made during FY2026 on the implementation of Phase 1 activities, including the continued implementation of the governance board and progress in the environmental, hydrological, ecological, and socio-cultural studies required to support the long-term management of the SPN Salt Flat. Phase 2 has been initiated within the governance board and is focused on the development of the SPN management plan, which will guide the implementation, monitoring and continuous improvement of the agreement’s conservation and restoration measures.

FY2026 key actions under the Lagunillas settlement agreement included completion of field studies to support understanding of wetland evolution under climate change scenarios, progress on the carbon compensation program, advancement of the high-Andean wetland conservation initiative through the selection and assessment of potential sites, and implementation of a public environmental data platform to support transparency and stakeholder access to information.

> For information on the Samarco non‑operated joint venture and financial impacts related to the tailings dam failure refer to Financial Statements note 4 ‘Significant events – Samarco dam failure’

Key FY2026 nature and environmental performance insights

•
As at 30 June 2026, BHP owned, leased or managed approximately 7.3 million hectares of land. Approximately 2 per cent (approximately 154,500 hectares) of this area is disturbed for mining operation purposes and approximately 13 per cent (approximately 22,600 hectares) of land we have disturbed is under rehabilitation.
•
Total operational water withdrawals increased by 7 per cent in FY2026, from 429,660 ML in FY2025 to 461,520 ML. The increase was primarily driven by higher Type 3 desalinated seawater withdrawals at Escondida and higher Type 1 surface water withdrawals at BMA, reflecting increased runoff due to high intensity rainfall.
•
Seawater, including third-party desalinated seawater supplied to Pampa Norte, continued to be the largest source of water withdrawn, representing 57 per cent of total withdrawals. This reflects our continued focus on reducing reliance on terrestrial water resources in Chile.
•
At Pampa Norte, BHP's only operated asset in a high or very high water-stressed area, withdrawals represented 7 per cent of total BHP withdrawals, consistent with FY2025. Absolute withdrawals were largely unchanged at 30,890 ML, compared with 30,790 ML in FY2025, and water reused or recycled increased by 15 per cent compared with FY2025.
•
Total operational water discharges increased by 37 per cent in FY2026, driven by higher desalination-related discharges at Escondida and increased surface water discharges at BMA following significant rainfall events and the release of previously stored water.

>For more information on BHP’s environmental performance data, including progress on areas under conservation, restoration or regenerative practices, air emissions and fines, refer to the BHP ESG Standards and Databook 2026 at bhp.com/ESGSD2026

9.10 Climate change

Global warming presents both physical and transition risks to our operations, value chain and the communities where we operate. Scientific evidence indicates that warming of the climate is unequivocal and human influence is clear, with impacts expected to intensify over time. We recognise our important role in supporting the transition to a lower carbon economy.

This OFR 9.10 Climate Change reflects selected extracts from the corresponding disclosure in the Australian Annual Report. Other disclosures have been omitted from this Form 20-F. Only information that is included in, or expressly incorporated by reference into, this Form 20-F shall be deemed to form a part of this Annual Report.

Our disclosures and approach to reporting

In August 2024, we published our second Climate Transition Action Plan (CTAP 2024) that included our GHG emissions targets and goals and strategy to pursue them, while recognising that our progress would not be linear. Certain aspects of our assumptions and plans have been updated, as outlined in our Annual Report 2025 and our Sustainability Report included in this Annual Report.

Extracts of the Sustainability Report, on pages 55 to 92, contains disclosures in accordance with the Australian Corporations Act 2001 and AASB S2. In accordance with the UK Listing Rules as set by the UK Financial Conduct Authority, we believe our disclosures are consistent with the four recommendations and 11 recommended disclosures of the Task Force on Climate-related Financial Disclosures (TCFD). The Navigating our TCFD disclosures table on page 53 sets out the TCFD’s recommended disclosures, grouped under the four recommendations, and where our aligned disclosures can be found within this Annual Report and the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026 (refer to the Our response column). The TCFD recommended disclosures for FY2026 that have been published in our ESG Standards and Databook is one metric used to meet two instances related to TCFD All Sector Guidance on Metrics and Targets paragraphs (a) and (b). This content has not been provided in this Annual Report as we use our ESG Standards and Databook to provide more granular data related to our annual GHG emissions inventories.

Table 1 Navigating our TCFD disclosures

Our response
This Annual Report:
TCFD recommended disclosures	Operating and Financial Review	Corporate Governance Statement and Remuneration Report	Sustainability Report	ESG Standards and Databook 2026
Governance: Disclose the organisation’s governance around climate-related risks and opportunities.
a) Describe the board’s oversight of climate-related risks and opportunities	-	Page 101	Pages 85 to 86	-
b) Describe management’s role in assessing and managing climate-related risks and opportunities	-		Page 86	-
Strategy: Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning where such information is material
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term	Page 54	-	Pages 64 to 71	-
b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning	Page 54	-	Pages 64 to 71	-
c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	-		Pages 72 to 75	-
Risk Management: Disclose how the organisation identifies, assesses, and manages climate-related risks.
a) Describe the organisation’s processes for identifying and assessing climate-related risks	Page 22	-	Pages 64 to 65	-
b) Describe the organisation’s processes for managing climate-related risks	Page 22	-	Pages 66 to 75	-
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management	Page 22	-	Page 76	-

Value chain GHG emissions (Scope 3 emissions)

We have a long-term goal of net zero Scope 3 GHG emissions by CY2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking and we cannot ensure the outcome alone. Accordingly, we seek to influence progress through collaboration, technology development and customer engagement.

Climate-related risks and opportunity

BHP has applied judgement in identifying the climate-related transition and physical risks and opportunity outlined in Table 2 below. This disclosure includes the risks and opportunity that BHP has determined could reasonably be expected to affect its cash flows, its access to finance or cost of capital over the short, medium or long term and our related strategy and management actions.

Table 2 – Identified climate-related risks and opportunity

Transition risk 1	Policy, legal and reputational

BHP is exposed to increasing scrutiny and evolving climate-related policy, regulatory and legal risks associated with GHG emissions. Key risks include stricter government decarbonisation policies, increased potential for climate-related litigation and other legal risks, and changing and divergent climate change-related policy settings across relevant jurisdictions. This risk could give rise to higher costs associated with carbon pricing, regulatory compliance, mitigation activities and legal matters, which may reduce future profitability and cash flows and potentially increase the risk of impairment. It may also impact BHP’s licence to operate, access to capital and ability to maintain stakeholder trust.

Transition risk 2	Availability and commercial viability of operational decarbonisation technology

BHP’s ability to achieve its operational GHG emissions (Scopes 1 and 2 emissions from its operated assets) Group-level climate-related targets, goals and strategies is dependent on the timely availability, selection, and effective and safe implementation of enabling technologies and low‑carbon inputs and their commercial viability. Delays, failed trials, supply constraints or suboptimal technology options could slow operational decarbonisation, impact our ability to achieve our operational GHG emission medium-term target and long-term net zero goal and increase our operational decarbonisation and/or operating costs. This risk is focused on our operational GHG emissions reduction and excludes technologies relating to value chain decarbonisation.

Transition risk 3	Accelerated decrease in steelmaking coal demand

This risk reflects a potential acceleration of timeline for long-term decline in steelmaking coal demand arising from earlier-than-assumed uptake of lower GHG emissions technology in the steelmaking sector. BHP continues to expect demand for steelmaking coal to remain robust for decades but the potential exists for blast furnace iron making, which depends on coke made from steelmaking coal, to be displaced at scale by emergent technologies faster than we expect, which presents a strategic risk that could further impact the demand outlook for steelmaking coal and prospects of our steelmaking coal business and the Group’s portfolio.

Transition opportunity 1	Copper demand

The more the global economy progresses in a transition toward net zero, the more important the composition of BHP’s commodity portfolio will become, reflecting its suitability to support the expected increase in demand for certain commodities arising from global decarbonisation and the energy transition. Specifically, copper is a key contributor in electrification and decarbonisation trends across the global economy.

Physical risk 1	Physical climate-related risks

A changing climate could exacerbate and trigger physical climate-related risks for BHP’s operations and assets and non-operated joint venture investments, workforce, communities, supply chains, customers and other third-party partners. These risks arise from both the increasing severity and/or frequency of acute events (extreme climatic events, such as floods, cyclones and heatwaves) and chronic changes (such as prolonged drought, rising temperatures, and incremental increases in extreme heat days). The potential effects of these events on our business model and value chain may be both direct and indirect.

>For more information on climate-related risks and opportunities including current and anticipated financial effects, and our strategy and management actions refer to Sustainability Report 3 Strategy for managing climate-related risks and opportunities

>For more information on the process by which we identify and manage risk at BHP and our risk factors refer to OFR 6

This Report is made in accordance with a resolution of the Board. /s/ Ross McEwan Ross McEwan Chair Dated: 18 August 2026

Sustainability Report

This Sustainability Report reflects selected extracts from the corresponding disclosure in the Australian Annual Report. Other disclosures have been omitted from this Form 20-F. Only information that is included in, or expressly incorporated by reference into, this Form 20-F shall be deemed to form a part of this Annual Report. Certain page number references have not been modified from the extracts in the Australian Annual Report.

These Sustainability Report extracts are intended to provide information from a perspective that may be different to that which is applicable to other disclosures, including our filings with the US Securities and Exchange Commission (US SEC).

For instance, materiality, as used in the context of climate-related and/or sustainability-related disclosures may differ from the materiality standards applied by particular reporting regimes, including as defined for US SEC reporting purposes. Any issues identified as material for purposes of climate-related and/or sustainability-related matters in this Sustainability Report are therefore not necessarily material for US SEC reporting purposes or for filings under other reporting regimes.

Progressing decarbonisation through technology and investment

BHP's Australian Annual Report includes its first Sustainability Report containing our climate‑related disclosures in accordance with the Australian Corporations Act 2001 (Cth) (Corporations Act) and the Australian Accounting Standards Board’s Australian Sustainability Reporting Standard AASB S2: Climate‑related Disclosures (AASB S2). This Form 20‑F reproduces only selected extracts from that Sustainability Report and does not constitute the complete AASB S2 Sustainability Report.

BHP is a leading producer of commodities vital in supporting global decarbonisation. We are the world’s largest producer of copper,1 essential for electrification and for the energy transition. We are a major producer of iron ore and steelmaking coal for steel required for decarbonisation infrastructure. In addition, we expect to begin producing potash from the middle of CY2027, which can assist with more sustainable farming and food production as the world’s population grows.

We believe demand for these materials will continue to grow.

BHP is steadfast in our commitment to pursue the decarbonisation of our operations. We do so from a strong position. Our operated assets are already among the lower greenhouse gas (GHG) emission intensity mines in the world.2

Footnotes

1. BHP reported copper production on a consolidated basis for the year ended 30 June 2026 (FY2026) relative to competitor reported copper production data for CY2025 on a consolidated basis compiled from WoodMackenzie and publicly available information (company reports). Competitors include: Anglo American, Antofagasta, Codelco, Freeport, Glencore, Rio Tinto, Southern Copper, Teck.

2. For CY2025, the GHG emissions intensity of our production of our commodities is estimated to rank in the first quartile for our iron ore and copper and sitting across first and second quartiles for steelmaking coal mines of global mining operations analysed by CRU. This analysis is based on CY2025 data from CRU (as CRU data is prepared on a calendar year basis) and includes CRU’s assumptions and estimates of BHP’s operations. For more information on the calculation refer to the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026

Moving away from diesel at our operations

Following significant progress in reducing emissions from electricity, diesel displacement is the largest lever to reduce operational GHG emissions across BHP in the future. Electrification remains our preferred long‑term pathway to displace diesel.

Like other miners around the world, BHP’s operations have relied on diesel for material movements for over 50 years. Battery-electric mining systems required for large-scale operations are still being developed and validated. While significant progress has been made, successful deployment of electrified solutions requires the integration of:

•
battery-electric equipment
•
workforce capabilities
•
charging infrastructure
•
mine planning practices
•
power management systems
•
safety controls
•
maintenance processes

into an operating system capable of delivering safe, reliable and productive outcomes at scale to meet BHP requirements.

We currently do not expect deployment across our operations until after FY2030. To address these challenges, we are working with OEMs and technology partners through a structured program of proof-of-concept trials and pilot projects.

These activities are designed to test technology performance in real mining environments. They strengthen our understanding, support ongoing technology development and build the knowledge and capability required for future deployment decisions.

In Western Australia, we commenced proof-of-concept trials of battery-electric equipment in collaboration with OEMs. At Jimblebar, we are testing two Caterpillar Early Learner battery‑electric haul trucks, one of the first trials of Caterpillar’s battery‑electric haul truck technology in a mining environment.

A key industry challenge is maintaining battery-electric truck productivity while managing charging requirements. In FY2027, we expect to commission high-power static charging infrastructure and Caterpillar’s Dynamic Energy Transfer (DET) technology at the Jimblebar test facility. Caterpillar’s DET and other forms of innovative dynamic charging could enable haul trucks to receive power while operating on haul roads. We are evaluating both static and dynamic charging because a combination of these technologies could help address some of the current limitations of battery chemistries and charging downtime to improve the viability of large battery-electric truck fleets.

While the Early Learner truck and energy transfer solutions remain under development and are not yet commercially available, these trials will test key components associated with electrifying a mine in the Pilbara, one of the harshest and most demanding operating environments in the world. As with any new technology, we don’t expect progress to be in a straight line, and we will learn as we go.

Escondida continues to evaluate the integration of 360-tonne battery-electric haul trucks and supporting charging infrastructure as part of assessing potential pathways to displace diesel. However, battery-electric models for this class of truck, which are larger than those deployed in the Pilbara, are not yet available for trials.

We also commenced a trial involving two Wabtec FLXdrive battery-electric locomotives in Port Hedland and took delivery in Perth of two Progress Rail battery-electric locomotives for commissioning and testing in FY2027. BHP expects to be one of the first miners globally to be trialling two suppliers’ technologies for these locomotives side by side.

Our future electricity demand

We expect electricity demand to increase significantly as diesel‑fuelled mining and rail equipment is electrified across our operations. Our approach is to develop future power solutions in alignment with timing for the deployment of electrification technologies and to work collaboratively with industry and government to progress the development of the broader energy ecosystem.

For example, WAIO’s inland mines are our only non-grid connected operations, with electricity supplied by a highly efficient combined gas cycle turbine plant. To meet expected future electricity demand, we are progressing long-lead-time work, establishing partnerships to explore large-scale energy solutions for future mining, rail and port electrification and participating in the Pilbara Electricity Transition Plan to explore potential common user transmission solutions. Work like this aims to build confidence in the power infrastructure, systems and partnerships required to support operational decarbonisation at scale in the Pilbara.

Managing methane

In FY2026, methane accounted for 12 per cent of our Scope 1 and Scope 2 emissions. At BMA’s sole underground steelmaking coal mine, drainage methane is already captured and abated when safe and practicable. However, abating fugitive methane from open-cut mines presents a greater challenge, with no currently proven technologies available at scale. To address this gap, we commenced a proof-of-concept trial of novel methane gas drainage at an operating open-cut mine, which will continue into FY2027. In FY2026, gas exploration drilling was completed at Saraji, with the remainder of the program on track for completion in FY2027. The aim of this drilling program is to enhance our understanding of methane concentrations and gas reservoir characteristics. Together, the purpose of this work is to deepen our understanding of methane emissions and to build confidence in potential future abatement solutions.

Learning through collaboration

We continue to monitor industry developments closely, collaborate with OEMs, suppliers and industry peers, and assess the potential role of complementary and bridging technologies as part of developing our longer-term pathway to net zero operational GHG emissions.

In addition to our existing technology development activities, we are establishing relationships with a broader range of equipment manufacturers and technology providers to explore alternative or additional potential pathways to reduce operational GHG emissions. So far, we have signed a Global Framework Agreement with XCMG and Memorandums of Understanding (MoUs) with Siemens Mobility, BYD and CATL.

We also collaborate through the International Council on Mining and Metals' (ICMM) Innovation for Cleaner, Safer Vehicles (ICSV) initiative and CharIN to help accelerate the development and deployment of lower GHG emissions mining equipment. Through these collaborations, we contribute to industry efforts to address common technical and operational challenges associated with the transition to electrified mining fleets. Through these forums, BHP is also helping advance consistent industry approaches to testing, safety, engineering controls and risk management for high-energy battery-electric systems, to support the safe and efficient deployment of electrified mining equipment.

Investing in the next phase of operational decarbonisation

Our spend on operational decarbonisation remains aligned to our program of work. Our Climate Transition Action Plan (CTAP) 2024 contemplated significant advances in electrification before FY2030. However, as technologies have progressed and operational experience has increased, our understanding of the deployment requirements has consequently improved. As stated in our Q3 FY2025 Operational Review and Annual Report 2025, development of relevant technologies has been slower than previously expected. As technology readiness progresses, BHP anticipates our continued decarbonisation efforts will result in spend of at least US$4 billion (incremental, nominal) in the 2030s. Further expenditure is subject to greater uncertainty, reflecting lower technology readiness for electrification of some diesel displacement equipment and the additional abatement technologies required to address residual GHG emissions. For more information refer to Transition risks 1 and 2 in Table 1 on page 66.

We continue to assess decarbonisation projects and associated spend through our Capital Allocation Framework and our commitment to safe and productive operations.

Reduction of value chain GHG emissions

While we work to decarbonise our operations, we continue to support our customers, suppliers and shippers to do the same.

To support our steelmaking customers, we are:

•
supporting development of multiple pathways to a lower GHG emissions future in steelmaking
•
working with and investing alongside customers, such as ArcelorMittal, China Baowu, JFE, HBIS, POSCO, JSW and Zenith, on projects to help support future reductions in steelmaking’s GHG emissions intensity
•
investing in innovative technologies, including through our BHP Ventures portfolio companies Boston Metal and Electra, that have the potential to enable near zero emissions steelmaking in the future
•
involved in the NeoSmelt opportunity, a consortium of leading resources, energy and manufacturing companies designing a pilot project that would test ways to produce lower GHG emissions steel from Pilbara iron ore

We are focused on our top 500 direct suppliers by spend, and our strategy encompasses three areas of focus: selective purchasing, supportive engagements, and measurement and monitoring of GHG emissions from our direct suppliers.

1.
Introduction

This Sustainability Report is prepared on a consolidated basis in respect of BHP Group Limited (BHP or the Company) together with our controlled entities (Group) for the year ended 30 June 2026. Both current and anticipated financial effects represent BHP share, aligned to Financial Statement presentation, unless otherwise noted. Defined terms are used in this Sustainability Report (without capital letters), including terms defined by AASB S2. Significant judgements have been made in producing the disclosures within this Sustainability Report. We identify the information that is subject to uncertainty and/or limitations and where BHP has elected to apply reliefs and/or exemptions in producing this Sustainability Report. Further details associated with defined terms and these judgements, uncertainties and interpretations are outlined in 7.2 Basis of preparation on page 87.

In August 2024, we published our second Climate Transition Action Plan (CTAP 2024), available at bhp.com/CTAP2024, that provided an overview of our climate change strategy, commitments, targets, goals and forward-looking plans. Our climate-related targets and goals were approved by the Board and are reviewed by the Board and its Committees through at least annual performance updates, the Cash and Deferred Plan (CDP) scorecard and the social value scorecard.

The climate-related targets and goals published in the BHP Annual Report 2025, our CTAP 2024 and in this Sustainability Report are unchanged (see section 5 Metrics and targets on page 76). Certain aspects of our assumptions and plans relating to decarbonisation since our CTAP 2024 have been updated.

3.
Strategy for managing climate-related risks and opportunities

This section provides information about BHP’s strategy for managing climate-related risks and opportunities.

3.1 How we resource our response to climate-related risks and opportunities

BHP resources our plans and response to climate-related risks and opportunities where capital allocation is required through the Capital Allocation Framework (CAF). The CAF provides flexibility to adjust capital spending and project phasing to accommodate evolving risks, market dynamics and cash flow generation.

Operational GHG emission reduction projects are included in the ‘maintenance capital category’ within the CAF, along with other forms of risk reduction, asset integrity, compliance and major, minor and sustaining projects intended to preserve the ability to generate value at our operated assets. The CAF prioritises critical operational GHG emission reduction projects prior to organic development and other options for excess cash flow, including those that contribute to our medium-term target.

Individual projects must also justify the investment based on abatement efficiency, technology readiness, maturity, operational impact and relative economics.

BHP assesses whether capital allocation is needed to strengthen resilience to climate‑related physical risks by embedding climate considerations in our asset planning and operational investment decisions. This includes investment in infrastructure resilience, such as flood protection and water security, and the consideration of climate-related physical risks within both sustaining capital and major project approvals.

In addition to capital expenditure, the Group resources our response to manage and respond to climate-related risks and opportunities through operating costs (e.g. renewable energy consumption) and human resourcing, which is managed through annual budgeting and planning processes.

Information on financial effects, including capital and operating expenditure, is outlined in Table 1, disaggregated for the climate-related risks and opportunity BHP has identified.

3.1.1 Internal carbon prices

We embed carbon prices within operational asset planning, asset valuations and operational decision-making, including through the CAF and in the prioritisation of operational GHG emission reduction projects. Investment decisions and asset valuations used for the purposes of impairment testing consider carbon price assumptions in relevant regions by applying a carbon price to estimated unmitigated Scopes 1 and 2 GHG emissions over the life of the respective operation.

Our internal carbon prices are derived from internal analysis, which is reviewed regularly and incorporates the latest regional policy, regulatory and market developments. In determining BHP’s strategy and carbon price forecast, factors including a country’s current and announced climate policies and targets, and societal factors, such as public acceptance and demographics, are considered. As national-level climate ambition differs by country or region and will likely evolve over time, we use regional carbon price trajectories from today to FY2050. Carbon prices are expected to rise over time, with BHP’s internal carbon prices ranging from US$0 to US$100 per tCO2e in FY2026, US$0 to US$146 per tCO2e in FY2030 and US$0 to US$250 per tCO2e by FY20501. All prices stated are in real terms (July 2026) and the range considers the different regions where BHP and our key customers operate. (see Transition risks 1 and 2 in Table 1 on page 66 for additional information).

Future carbon prices are a significant area of judgement and subject to inherent uncertainty driven by a range of external factors, including the pace of policy implementation, the development of compliance carbon markets and the deployment of lower GHG emissions technologies.

Footnote

1.
The low end of each range is anchored by the low-case carbon prices for regions without legislated carbon prices, such as the US and parts of Southeast Asia. The high end of each range is anchored by the high-case carbon prices for regions with higher current and projected carbon price trajectories, such as the EU and the UK.

3.2 Climate-related risks and opportunities

BHP has applied judgement in identifying the climate-related risks and opportunities outlined in Table 1 below. For the purposes of this Sustainability Report, BHP refers to these as identified climate-related risks and opportunity. This disclosure does not represent an exhaustive list of all climate-related risks and opportunities facing BHP. Rather, Table 1 includes those risks and opportunities that BHP has determined could reasonably be expected to affect our cash flows, access to finance or cost of capital over the short, medium or long term.

For non-operated joint venture investments (Antamina, Vicuña, Resolution Copper and Samarco) (NOJVs), we periodically undertake a process with respect to our investment in each NOJV to define, review and update key focus areas potentially material to our investment. We have not identified any climate-related risks and opportunities relevant only to an NOJV investment that could reasonably be expected to affect BHP’s cash flows, access to finance or cost of capital over the short, medium or long term. We have otherwise considered potentially material information for our NOJV investments with respect to our identified climate-related risks and opportunity based on information we have available (e.g. via NOJV governance structures) for our key focus areas review and assessed based on BHP’s economic exposure as an investor in the NOJVs. This is reflected in our identified climate-related opportunity, as described in Table 1.

The climate-related risks and opportunity listed in Table 1 were identified from a combination of internal and external inputs. An initial set of climate-related risks and opportunities were identified primarily drawing from BHP’s Risk Framework (see How we manage risk in OFR 6 on page 21) and associated material1 risk profile (for risks) and strategic planning processes (for opportunities). At BHP, we take an enterprise approach to risk management and operate under one Risk Framework for all risks and opportunities (see How we manage risk in OFR 6 on page 21), including climate-related transition and physical risks and opportunities that may impact delivery of our strategy, our operations or our value chain. This ‘long list’ was then aggregated thematically to create the identified risks and opportunities representing broad areas of climate-related risk or opportunity. Elements from the ‘long list’ of risks and opportunities were used to identify additional information regarding the nature of each risk and opportunity, and sources of exposure to provide context and detail for users of this Sustainability Report. Our identified climate-related risks and opportunity were reviewed against external benchmarking and BHP’s historical reporting, alongside engagement with our Investor Relations team and other relevant subject matter experts to consider external perspectives, including expectations of primary users of our general-purpose financial reports. The outcomes of our climate-related scenario analysis were also considered as a subsequent cross-check to test the suitability of our identified climate-related risks and opportunity. Aspects of our identified climate-related risks and opportunity are also incorporated into our risk factors described in OFR 6 on page 22. Further detail regarding how identification, assessment and monitoring of climate-related risks and opportunities is incorporated into our Risk Framework is described in section 4 Risk management on page 76.

Demand-related risks and opportunities for the Group’s commodities were considered in determining the identified climate-related risks and opportunity. While steelmaking coal (risk) and copper (opportunity) were included, other commodities did not meet the criteria for inclusion. Energy coal demand risk was considered in the ‘long list’ of potential climate-related risks, however given BHP’s plan to cease mining at Mt Arthur Coal in FY2030 and the relatively small contribution of NSWEC to the Group’s EBITDA, we determined it was not reasonably expected to affect our prospects and so have not included it as an identified climate-related risk for the purposes of this Sustainability Report (see 3.4 Equitable Change and Transition ‒ New South Wales Energy Coal on page 75 for information regarding equitable change and transition at NSWEC). Similarly, potential opportunity associated with increased uranium demand was considered but not included, as uranium is a by-product of the Group’s copper operations and not a core commodity. Increased demand for potash was also considered, however we consider potash demand to be primarily driven by population growth and land competition, and while there are climate-related factors, these are considered less material drivers relative to the identified copper opportunity. Finally, increased demand for nickel was considered but not identified as a climate-related opportunity at this point in time, reflecting the current temporary suspension of Western Australia Nickel operations.

Our identified climate-related risks and opportunity detailed in Table 1 are:

•
Transition risk 1: Policy, legal and reputational
•
Transition risk 2: Availability and commercial viability of operational decarbonisation technology
•
Transition risk 3: Accelerated decrease in steelmaking coal demand
•
Transition opportunity 1: Copper demand
•
Physical risk 1: Physical climate-related risks

Table 1 provides information on the nature of each identified climate-related risk and opportunity, the related time horizons and actual or potential impacts, and the associated current and anticipated financial effects.

Refer to 7.4.3 Time horizons on page 88 for how we define our short-, medium- and long-term time horizons referenced in this Sustainability Report, which are aligned to our strategic planning and risk management. Refer to 7.4.4 Current and anticipated financial effects on page 88 for how we define the current and anticipated financial effects referenced in this Sustainability Report.

Footnote

1.
Material as assessed under BHP’s Risk Framework.

Changes to BHP’s climate change strategy, global decarbonisation trends or developments in climate modelling (including in relation to climate-related physical risks) may impact BHP’s significant judgements or key estimates in addition to financial results, cash flows and the carrying values of certain assets and liabilities in future reporting periods. Based on current information, none of the identified climate-related risks or opportunity are expected to result in a material adjustment to the carrying amounts of assets and liabilities disclosed in the Group’s Financial Statements within the next annual reporting period. Refer to Financial Statements note 16 ‘Climate change’ on pages 157 to 159 for more information. BHP’s strategy to continue to manage climate-related risks and opportunities, including any investment and disposal plans and planned sources of funding, and their effects on our financial position may evolve over time. Material anticipated financial effects over the short, medium and long term, as currently assessed, including potential impacts on future investment and capital expenditure, are outlined in Table 1.

Table 1 – Our identified climate-related risks and opportunity

Transition risk 1: Policy, legal and reputational
Time horizon: medium-, long-term	Related risk factor (see OFR 6): Portfolio strategy, Access to markets, Environment

Context

BHP is exposed to increasing scrutiny and evolving climate-related policy, regulatory and legal risks associated with GHG emissions. Key risks include:

•
stricter government decarbonisation policies (e.g. Australia’s Safeguard Mechanism (SGM))
•
increased potential for climate-related litigation and other legal risks
•
changing and divergent climate change-related policy settings across relevant jurisdictions

This risk could give rise to higher costs associated with carbon pricing, regulatory compliance, mitigation activities and legal matters, which may reduce future profitability and cash flows and potentially increase the risk of impairment. It may also impact BHP’s licence to operate, access to capital and ability to maintain stakeholder trust. Our mining operations in Australia, Chile and Canada, as well as other growth-focused jurisdictions, may be exposed under this risk.

Assets or business activities most vulnerable to this risk and associated metric

•
The FY2026 carrying value of property, plant and equipment, intangible assets and goodwill within the groups of Cash Generating Units (CGUs) that include facilities covered by the Australian SGM (the most material GHG emission reduction policy relevant to BHP) and that were considered as part of BHP’s impairment assessment was US$51.4 billion, representing 63 per cent of the Group’s total carrying value of property, plant and equipment, intangible assets and goodwill.

Strategy and management actions

•
Progress towards and delivery of our operational and value chain GHG emissions targets and goals.
•
Active engagement in policy advocacy to support the development of effective climate policies. BHP’s Climate Policy Principles are available at bhp.com/sustainability/climate-change/advocacy-on-climate-policy
•
Consideration of carbon pricing within investment decisions and asset valuations used for the purposes of impairment testing.

Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159)

•
Climate-related transition risks and opportunities and asset carrying values
•
Acquisition and use of carbon credits
•
Expenditure on operational decarbonisation
•
Expenditure to support value chain decarbonisation

Current financial effects (30 June 2026)

•
No impairments were recognised as a result of this risk in the current reporting period.
•
Current year SGM obligation, to be settled in the following reporting period: US$23 million (BHP share), US$33 million (100 per cent basis).

•
Carbon credit assets comprising prepayments and intangible assets: US$71 million, which are expected to be used to satisfy SGM obligations.
•
Incremental operational GHG emissions reduction spend (capital expenditure, operating expenditure and lease payments): US$65 million.
•
Operational expenditure on renewable energy (which represents 80 per cent of BHP’s total electricity consumption) is embedded within raw materials and consumables in Financial Statements note 5 ‘Expenses and other income’ on page 144.
•
Balance sheet amounts related to renewable electricity power purchase agreements:
o
Lease liabilities: US$43 million
o
Financial derivatives: US$49 million
•
Incremental value chain decarbonisation spend (operational expenditure): US$36 million.
•
No material current financial effects were identified with respect to climate-related litigation.

Anticipated financial effects

•
Carbon credits:
o
Credits will continue to be purchased and/or generated to satisfy regulatory liabilities, with the SGM liability expected to remain under US$75 million per annum (BHP share, nominal), under US$100 million per annum (100 per cent basis, nominal) in the short to medium term (between FY2027 and FY2030).
o
Post-FY2030 obligations will be contingent upon the Australian Government’s approach to the future of the SGM, which is due to be reviewed in FY2027. BHP has not quantified anticipated financial effects beyond FY2030 as the level of measurement uncertainty involved in estimating those effects is so high and any estimation (both qualitative and quantitative) would be speculative in nature (and therefore not decision useful) given the outcomes of the review of the SGM are not yet known. The nature of any potential financial effects, being an annual liability for acquisition and/or application of carbon credits to satisfy the obligation, is not expected to change.
•
Anticipated expenditure:
o
Incremental operational GHG emissions reduction capital expenditure and lease payments: approximately US$50 million in FY2027 and approximately US$0.5 billion over the medium term (between FY2028 and FY2031), weighted towards the end of the period. Expenditure in the latter years of the medium term is dependent on the availability and commercial viability of relevant decarbonisation technologies.
o
Annual incremental value chain decarbonisation spend is expected to be uneven in nature, driven by the timing of investment cash calls and the structure of underlying agreements. Based on historical trends and known commitments, spend in the short to medium term is expected to remain broadly consistent with current levels and recent periods.
o
In the long term (FY2032 onwards), the level of measurement uncertainty involved in estimating total potential expenditure, driven primarily by uncertainty in technology readiness, commercial availability and commercial viability for relevant decarbonisation technologies and associated measures, is so high that BHP has not provided quantification of the total potential spend for this period. Refer to 2.1.3 Strategy for our long-term goal on page 59 and Transition risk 2 for more information on the drivers of this uncertainty.
•
Our use of renewable and/or other low to zero GHG emissions energy is anticipated to increase in the future, however the nature and quantum of any financial effects will be dependent on future commercial arrangements.
•
We do not consider there to be a reasonable basis at this stage on which to estimate the anticipated financial effects of climate-related litigation or other potential legal actions in future reporting periods on the Group.
•
This risk may give rise to reputational impacts, for example if the Group does not achieve our operational and/or value chain GHG emissions targets and goals within expected timeframes. Such impacts are inherently indirect, interdependent and subject to an extended time horizon, and therefore cannot be reliably estimated.

Transition risk 2: Availability and commercial viability of operational decarbonisation technology
Time horizon: medium-, long-term	Related risk factor (see OFR 6): Portfolio strategy

Context

BHP’s ability to achieve our operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) Group-level climate-related targets, goals and strategies is dependent on the timely availability, selection, safe and effective implementation of enabling technologies and low-carbon inputs and their commercial viability. Delays, failed trials, supply constraints or suboptimal technology options could slow operational decarbonisation, impact our ability to achieve our operational GHG emission medium-term target and long-term net zero goal and increase our operational decarbonisation and/or operating costs. This risk is focused on our operational GHG emissions reduction and excludes technologies relating to value chain decarbonisation.

Assets or business activities that are most vulnerable to this risk and associated metric

•
This risk is most concentrated in assets with hard-to-abate operational emissions, primarily diesel consumption (e.g. higher use of rail and haul trucks) and fugitive methane emissions that could require material operational decarbonisation capital expenditure, which in turn could influence strategies for our Group-level climate-related target and goal.
•
The business activity most vulnerable to this risk is the nature, timing and amount of future operational decarbonisation capital expenditure. In FY2026, operational decarbonisation capital expenditure was US$30 million, representing less than 1 per cent of the Group’s total capital expenditure for the year. Refer to Current and anticipated financial effects below in this table for more information on the potential future financial exposure and associated uncertainty.

Strategy and management actions

•
Partnerships and technology trials to advance electric fleet solutions

Electrification of mining equipment and locomotives remains BHP’s preferred solution to abate diesel emissions. Given these technologies are still emerging, BHP is implementing a structured program of PoC trials and pilots to test developing technologies in our operating environments, in collaboration with OEMs and peers. We are also working with OEMs and peers through groups such as the International Council on Mining and Metals to help accelerate the availability of mining equipment and vehicles that are safe and reliable.

•
OEM diversification

We have expanded relationships with global OEMs, including XCMG, BYD, CATL and Siemens Mobility to support development and access to future lower and low to zero GHG emissions technologies that could potentially be deployed in the future, including next‑generation battery systems, charging infrastructure, electrified fleet options and complementary energy‑management solutions.

•
Assessing alternative pathways

While electrification remains our preferred approach to diesel displacement, we continue to monitor and evaluate emerging technologies as alternative or complementary solutions that could potentially be implemented in the future.

•
Advancing fugitive emissions abatement

Reducing fugitive methane emissions remains a challenge, particularly in open-cut coal mine operations. We seek to abate fugitive emissions to the greatest extent that is technically and commercially viable. We continue to engage with industry, research partners and technology providers to monitor emerging solutions for potential future implementation.

Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159

•
Acquisition and use of carbon credits
•
Useful economic lives of property, plant and equipment
•
Expenditure on operational decarbonisation
•
Timing, scope and expected cost of closure and rehabilitation activities

Current financial effects (30 June 2026)

•
Refer to operational GHG emissions reduction expenditure in Transition Risk 1.

•
No other material current financial effects identified.

Anticipated financial effects

•
Refer to operational GHG emissions reduction expenditure and to potential reputational impacts in Transition Risk 1.
•
Potential use of carbon credits to meet our operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) target and goal:
o
Based on the information available to us today and using current methodologies for GHG emissions accounting, we are on track to meet our medium-term target (FY2030) through structural abatement and we do not intend to use voluntary carbon credits. We will not use regulatory carbon credits (i.e. those used for compliance under regulatory schemes, such as the Safeguard Mechanism in Australia) to meet our medium-term target.
o
The extent to which carbon credits may be required to meet our CY2050 net zero goal is subject to uncertainty arising from the non-linearity of potential abatement pathways due to factors including future growth and the availability and commercial viability of decarbonisation technology (refer to 2.1.3 Strategy for our long-term goal on page 59). Additional drivers of uncertainty include carbon prices (refer to 3.1.1 Internal carbon prices on page 64) and policy developments in the jurisdictions in which we operate. Given the level of measurement uncertainty is too high for an estimate to be decision useful, BHP has not provided quantification of the potential long-term anticipated financial effects relating to the use or purchase of carbon credits.
o
BHP does not expect the adoption of decarbonisation technologies to materially impact the estimated useful lives of our existing fleet assets. It is expected that haul trucks and other diesel-powered equipment will continue to be replaced at the end of their existing useful lives, in line with regular fleet renewal programs. Existing fleet assets may also be redeployed across operations to maximise utilisation and support continued use over their estimated useful lives as part of a phased transition. Once we know we can safely and reliably deploy battery-electric equipment in closure activities, their use will also be reflected in closure cost estimates as appropriate.

Transition risk 3: Accelerated decrease in steelmaking coal demand
Time horizon: long-term	Related risk factor (see OFR 6): Portfolio strategy, Access to markets

Context

This risk reflects a potential acceleration of timeline for long-term decline in steelmaking coal demand arising from earlier-than-assumed uptake of lower GHG emissions technology in the steelmaking sector, such as hydrogen-based direct reduction, electric smelting furnaces and electrolysis. BHP continues to expect demand for steelmaking coal to remain robust for decades but the potential exists for blast furnace iron making, which depends on coke made from steelmaking coal, to be displaced at scale by emergent technologies faster than we expect, which presents a strategic risk that could further impact the demand outlook for steelmaking coal and prospects of our steelmaking coal business and the Group’s portfolio.

Strategy and management actions

We believe a feasible GHG emissions intensity reduction trajectory for steelmaking will involve a combination of conventional blast furnace assets (modified to reduce their GHG emission intensities), as well as the progressive introduction of near zero emission process routes.

•
Through divestment of our interest in BHP Mitsui Coal (BMC) in FY2022 and the divestment of the Blackwater and Daunia mines by BMA in FY2024, we have reshaped our portfolio to focus on producing higher-quality steelmaking coal to support conventional blast furnaces, which we expect will continue operating, with a preference for using higher-quality steelmaking coal to enable greater efficiency and lower GHG emissions intensity steelmaking, into the long term.
•
We are supporting the development and adoption of modifications to lower GHG emissions intensity of existing blast furnace technology in steelmaking.

Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159)

•
Portfolio decisions
•
Climate-related transition risks and opportunities and asset carrying values

•
Timing, scope and expected cost of closure and rehabilitation activities

Current financial effects (30 June 2026)

•
Financial performance of BMA is influenced by a range of factors, including climate-related factors, which cannot be fully isolated from other operational and market drivers. The climate‑related factor considerations, including assumptions regarding commodity demand, pricing, costs, policy settings and closure timing are incorporated into the cash flow forecasts and key assumptions supporting valuations used for the purposes of BHP’s impairment assessments. No impairment has been recognised in relation to BMA in the current reporting period.
•
While sustaining capital continues to be deployed to maintain safe operations and reduce operational risk, no growth capital was spent at BMA in FY2026.

Anticipated financial effects

•
BHP continues to expect demand for steelmaking coal to remain robust in the long term, reflecting ongoing reliance on the significant component of global steelmaking capacity provided by blast furnace steelmaking, the relatively young blast furnace fleet in China and the new blast furnace capacity expected to come online in India and Southeast Asia in the coming decade.
•
While climate‑related policy and transition dynamics represent a source of uncertainty, BHP’s steelmaking coal production and financial effects, including but not limited to EBITDA, carrying value of assets and closure costs, are anticipated to be influenced by factors such as mine life depletion, coal seam characteristics and operational considerations. These factors interact in ways that make the climate-related financial effects not separately identifiable from other underlying drivers. However, for illustrative purposes only of potential impacts, a US$1/t change in steelmaking coal price would result in an approximate impact of US$12 million on FY2026 Underlying EBITDA.[1]
•
There is no growth capital expenditure currently planned at BMA over the short to medium term. Any future expenditure would be subject to BHP’s Capital Allocation Framework, which we use to assess the most efficient and effective way to deploy capital.

Footnote 1. EBITDA sensitivities: assumes total volume exposed to prices; determined on the basis of BHP’s existing portfolio.
Transition opportunity 1: Copper demand
Time horizon: short-, medium-, long-term	Related risk factor (see OFR 6): Portfolio strategy

Context

The more the global economy progresses in a transition toward net zero, the more important the composition of BHP’s commodity portfolio will become, reflecting its suitability to support the expected increase in the demand for certain commodities arising from global decarbonisation and the energy transition. Specifically, copper is a key contributor in the following trends:

•
increased electrification across end-use sectors, driving higher copper usage due to its essential role in electrical infrastructure
•
electrified products, such as electric vehicles, require significantly more copper
•
expansion of distributed energy grids to meet growing electricity demand, particularly from renewable sources, increases copper requirements
•
renewable generation technologies, such as wind farms generally have a high copper intensity

Additionally, copper is essential to building the backbone for the digital transformation and deployment of AI globally.

This opportunity is relevant to commodity attractiveness for our copper-related NOJV investments in addition to our copper producing operated assets.

Strategy and management actions

BHP continues to strengthen our position in copper through a diversified portfolio of existing operations and strategic investments in emerging options. Key copper growth and expansion opportunities (subject, as applicable, to final investment decisions and external approvals) include:

•
Copper South Australia
•
Escondida Growth Program
•
Cerro Colorado restart and mine life extension project
•
Vicuña (NOJV)
•
Resolution Copper (NOJV)

Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159)

•
Portfolio decisions
•
Climate-related transition risks and opportunities and asset carrying values

Current financial effects (30 June 2026)

•
Investment in this opportunity through capital expenditure in copper assets (operated assets): US$4.6 billion.
•
Refer to Financial Statements note 29 ‘Investments accounted for using the equity method’ on pages 177 to 179 for the financial performance of the Group’s investments in relevant copper-related NOJVs.

Anticipated financial effects

•
Planned capital expenditure to support the growth of copper assets (operated assets): estimated to be approximately US$1.4 billion in FY2027, US$1.9 billion in FY2028 and US$3 billion on average per year (nominal) across FY2029 to FY2031, subject to the outcomes of BHP’s capital allocation processes.[1]
•
Longer-term expenditure has not been quantified as the level of measurement uncertainty associated with estimating future cash outflows is currently too high for the information to be considered decision useful. Future expenditure will be subject to BHP’s Capital Allocation Framework, which provides flexibility to prioritise projects as required in the short and medium term. Longer-term investment and projects are also subject to commercial sensitivity.
•
Potential further investment in copper-related NOJVs is expected to form part of the Group’s broader copper growth strategy. However, the approval requirements, timing and quantum of any such investments are subject to commercial sensitivities and have therefore not been disclosed.
•
The financial performance of BHP’s copper business is influenced by a variety of external drivers, including economic growth, the energy transition and data centres. Future copper demand, pricing and cost structures are subject to significant uncertainty driven by macroeconomic conditions, policy developments, technology adoption, substitution and recycling rates, together with supply-side factors, including permitting outcomes, project execution and climate-related factors. These variables interact in ways that mean climate-related financial effects cannot be reliably identified separately from other drivers, such as urbanisation and population growth. As a result, it is not possible to attribute changes in financial performance to climate-related factors on a standalone basis. However, for illustrative purposes only of combined potential impacts, a US¢1/lb change in copper price would result in an approximate impact of US$39 million on FY2026 Underlying EBITDA.

Footnote 1. Capital and exploration expenditure guidance is subject to movements in exchange rates.
Physical risk 1: Physical climate-related risks
Time horizon: short-, medium-, long-term	Related risk factor (see OFR 6): Operational events, Key infrastructure failure, Portfolio strategy, Access to markets, Environment

Context

A changing climate could exacerbate and trigger climate-related physical risks for BHP’s operations, assets and NOJV investments, workforce, communities, supply chains, customers and other partners. These risks arise from both the increasing severity and/or frequency of acute events (extreme climatic events, such as floods, cyclones and heatwaves) and chronic changes (such as prolonged drought, rising temperatures and incremental increases in extreme heat days). The potential effects of these events on our business model and value chain may be both direct and indirect.

Assets or business activities that are most vulnerable to this risk and associated metric

Figure 4 below illustrates the potential impacts of climate hazards to our operations, workforce and value chain. The ticks reflect where the potential impact is reflected in a material risk scenario for the asset identified under our Risk Framework (including prior to any further exacerbation by a changing climate). The figures shown are each asset’s proportion of the Group’s FY2026 revenue and reflect the Group's assessment that the most material potential financial effects of climate-related physical risk would be likely to result from production disruptions under both current and projected climate conditions. These percentages are illustrative and do not indicate that the entirety of an asset's revenue is or would be at risk, given the localised nature of climate hazards and the diversity of the Group's operations, infrastructure and geographic footprint. BMA and WAIO are in regions where adverse weather impacts production more frequently compared to our other operated assets.

Strategy and management actions

We have in place a range of existing controls (including direct and indirect adaptation measures) for climate-related physical risks, captured in Figure 4 above, with examples illustrated in the case studies on page 71.

To understand how a changing climate may alter the frequency and severity of the climate hazards and associated potential operational and productivity impacts under different climate-related scenarios and time horizons, we have undertaken scenario analysis studies to evaluate our operational climate-related physical risks.

These studies have been informed by our climate hazard dataset (CHD), which covers the assets in the table above and some key value chain locations, enabling us to deepen our understanding of our operational climate-related physical risk exposure, alongside local observational data and other sources of climate projections. The CHD incorporates climate projections from CMIP6 climate models for the period CY2026 to CY2085 informed by three Shared Socio-economic Pathway (SSP) scenarios used by the Intergovernmental Panel on Climate Change (IPCC).

The results of these studies have been incorporated into our risk management routines and we continue to strengthen our embedment of climate-related physical risk into other business processes, including business planning, capital allocation and closure. Our approach to evaluating our operational climate-related physical risks is shown in Figure 5 on page 71.

To prioritise safety and mitigate the operational interruption risk from climate hazards, we consider climate‑related physical risks as part of our capital projects decision‑making process, including, where relevant, the incorporation of weather conditions and climate projections in asset design.

Potential current and anticipated Financial Statement impact areas (see Financial Statements note 16 ‘Climate change’ on pages 157 to 159)

•
Climate-related physical risk and asset carrying values
•
Timing, scope and expected cost of closure and rehabilitation activities

Current financial effects (30 June 2026)

•
The consideration of climate-related physical risks, including BHP’s current estimate of potential future operational interruptions, is reflected in business planning and the valuations that underpin BHP’s impairment assessments. Further detail on the significant judgements and estimates that inform the FY2026 impairment assessments is included in Financial Statements note 13 ‘Impairment of non-current assets’ on pages 152 to 153.
•
As adaptation measures are generally embedded within the design and execution of broader capital projects, any related expenditure is typically not separately identifiable and is reflected within the ‘Additions’ to property, plant and equipment shown in the table in Financial Statements note 11 ‘Property, plant and equipment’ on pages 149 to 150.
•
In FY2026, there were no material updates to BHP’s closure and rehabilitation provisions arising from cost estimate updates relating to the potential impacts of climate-related physical risks. Further detail on the key judgements and estimates impacting BHP’s closure and rehabilitation provisions is provided in Financial Statements note 15 ‘Closure and rehabilitation provisions’ on pages 155 to 156 and Financial Statements note 16 ‘Climate change’ on pages 157 to 159.
•
While the Group continued to experience weather-related events during FY2026, operational resilience and mitigation measures helped to manage the associated impacts, and no material financial effects were identified. For example, at BMA, improved wet weather operating performance enabled us to partially mitigate the potential impacts of higher-than-average rainfall, including Tropical Cyclone Koji.

Anticipated financial effects

•
Our planning assumptions include production disruption allowances that reflect weather-related impacts on operations, including those arising from climate-related physical risks. These allowances are informed by historical weather disruption patterns and/or climate outlooks based on an operation’s geographic region and asset infrastructure. For operations located in regions where adverse weather is more likely to impact production on a regular basis (BMA and WAIO), this includes an annual ‘adverse weather allowance’ embedded within the short-, medium- and long-term planning and operational processes. This allowance has historically represented approximately 2 per cent or less of the Group’s copper equivalent production and is embedded within the baseline production planning assumptions.
•
Capital expenditure associated with climate-related physical risk adaptation measures would typically be incorporated within the broader capital project scope, so any future adaptation capital expenditure is not separately identifiable. BHP has not provided quantification of the combined financial effects (total potential additions to property, plant and equipment), as the resulting information would not be decision useful.
•
Quantifying the financial effects of climate-related physical risks as potentially exacerbated by a changing climate is inherently complex and subject to a high degree of measurement uncertainty, especially over long-term time horizons where the range of potential climate futures and associated impacts is inherently wide. The Group relies on external climate-related scenarios, which are periodically updated to reflect the latest scientific understanding of the actual or potential impacts of climate change on weather patterns. Future updates to these scenarios may influence risk assessments and could result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods. The timing and nature of any such changes cannot be predicted, however none are expected in the next annual reporting period (FY2027).
•
Under higher global warming temperature pathways, the frequency, severity and duration of climate hazards, including extreme rainfall, heatwaves and drought, are expected to escalate, increasing the risk of operational interruptions and impacts to financial performance (i.e. impacts to revenue and costs).

Case study: Flood resilience at Olympic Dam

At Olympic Dam in South Australia, climate‑informed flood mapping has strengthened operational resilience in the face of increasing extreme rainfall risk. The underground mine contains multiple shafts, declines and vent raises that could act as pathways for surface water ingress during major flood events. By integrating future climate projections with flood modelling and dewatering simulations, we assessed whether existing drainage and pumping systems could safely manage projected inflows and improved understanding of risks to key infrastructure. The work has enabled safer and more reliable operations by improving dewatering planning and illustrated a method for integrating climate modelling into system requirements for an underground operation.

Case study: Combatting algal blooms and jellyfish at Escondida’s desalination plant

Escondida’s Coloso desalination plant enhances resilience to chronic water scarcity in northern Chile by providing a reliable water supply to the Escondida operation. This infrastructure is, however, exposed to rising sea surface temperatures that increase harmful algal blooms and jellyfish activity, which can damage intake systems, reduce plant efficiency and, in severe events, potentially interrupt freshwater supply to mining operations, with associated downtime and repair costs. To address this risk, Escondida has implemented controls including implementation of a physical ‘exoskeleton’ barrier and a bubble curtain barrier to prevent marine biomass from entering the seawater intake pipelines. Further adaptation measures include monitoring of oceanographic conditions, early warning systems, routine cleaning and maintenance of intake and pretreatment systems, and ongoing identification of projects aimed at ensuring operational continuity.

4.
Risk management

4.1 Approach to risk management

This section provides information about processes used by BHP to identify, assess, prioritise, treat, monitor and review risks and opportunities, including those that are climate-related. This section should be read in conjunction with section 3 Strategy for managing climate-related risks and opportunities on page 64 which contains information regarding the process we undertook to identify and assess the climate-related risks and opportunity that we determined could reasonably be expected to affect BHP’s prospects (i.e. those we refer to in this Sustainability Report as our identified climate-related risks and opportunity) and BHP’s associated management responses. Refer also to Risk factors in OFR 6 on page 22, which outline BHP’s broader risk environment.

At BHP, we take an enterprise approach to risk management and operate under one Risk Framework for all risks and opportunities (see How we manage risk in OFR 6 on page 21), including climate-related transition and physical risks and opportunities that may impact delivery of our strategy, our operations or our value chain. As part of this approach, we consider existing and emerging regulatory requirements related to climate change. We have mandatory minimum performance requirements for risk management (including climate-related risks and opportunities) and our Climate Change Global Standard, which we apply across our operated assets and functions, and to decision-making processes for sales, marketing and procurement. BHP does not manage non-operated joint ventures or third parties, but remains exposed to risks and opportunities from the activities of those parties. BHP seeks to oversee and manage the financial, legal and reputational risks and opportunities to BHP related to our investments in non-operated joint ventures and relationships with third parties.

Our risk process enables us to assess the materiality of all risks and opportunities identified through our Risk Framework (including climate-related risks and opportunities) consistently by considering the likelihood (by reference to probability and timeframes) and level of potential quantitative and qualitative impacts (including to health and safety, legal, sustainability, reputation and financial). This helps us to understand the significance of the risk or opportunity in the context of BHP’s overall material risk profile and prioritise controls and decision-making for investment in risk treatment. Climate change and climate-related risks have the potential to influence or exacerbate strategic risks including those associated with portfolio strategy and operational risks, such as those associated with key infrastructure failure and operational events (see Risk factors in OFR 6 on page 22). They are required to be considered and, where applicable, integrated in accordance with our Risk Framework into our material risk profile.

Our Risk Framework requires us to implement controls to prevent and mitigate material risks and enable and enhance material opportunities. This consistent approach supports climate-related risks and opportunities to be considered across our business and integrated through our material risk profile, and focuses action on the risks and opportunities that are material. We conduct annual reviews of our climate-related risk profile to identify, assess and manage new or evolving climate-related risks and opportunities. Our Risk Framework requires individual risks and opportunities that have been assessed for risk management to be reviewed at least annually and when events or changes occur that may increase or decrease the risk exposure or opportunity while critical controls are reviewed at least annually to evaluate performance.

4.1.1 Use of scenario analysis in climate-related risk and opportunity identification

Scenario analysis including a lower- and a higher-warming scenario as described in section 3 Strategy for managing climate-related risks and opportunities on page 64, was used to review the identified climate-related risks and opportunity described in Table 1 on page 66, which reflect the BHP Base Case, to test for any new or changed areas of risk or opportunity. We did not identify any new or changed areas of risk or opportunity. We used the lower-warming scenario to review our identification and assessment of transition climate-related risks and opportunities, while our higher-warming scenario was used to review physical climate-related risk profiles across our operations and some areas of our value chain.

5.
Metrics and targets

5.2 Climate-related targets

5.2.7 Carbon credits

BHP currently acquires carbon credits primarily for regulatory purposes. BHP may also sell carbon credits, depending on internal use requirements, or originate carbon credits through project development or direct investment. In the future, BHP may also acquire carbon credits for voluntary purposes, including if needed for the purpose of our medium-term operational GHG emissions target (not currently expected) or long-term operational GHG goal (expected). BHP acquired carbon credits may include reduction and/or removal credits, and may be sourced from both nature-based and technological project types.

We undertake risk-based screening and/or due diligence to test that carbon credits sourced by BHP meet our integrity standards. Carbon credits we intend to source go through a review process that includes technical, governance, legal and stakeholder aspects, carried out by internal and external subject matter experts.

Our integrity standards are designed to align to global best practice for high-integrity carbon credits (such as the International Carbon Reduction and Offsetting Alliance’s accreditation Code of Best Practice and its list of endorsed carbon crediting standards, and the Integrity Council for the Voluntary Carbon Market’s Core Carbon Principles). We will review and update alignment over time as practices on carbon credit integrity evolve. In some cases, the integrity standards of carbon credits may be set and monitored by government agencies (ACCUs). Where the principles underpinning their integrity standards are broadly aligned to our own, we do not apply our review process.

We apply the following integrity standards to voluntary carbon credits that we source:

•
Registered under an internationally recognised standard: Independent verification and issuance of voluntary carbon credits and/or satisfaction of national standards for regulatory carbon credits. Carbon credits we source are predominantly issued under Verra’s and Gold Standard’s respective standards.
•
Adheres to a robust GHG emissions reduction accounting methodology: Assurance of the volume of atmospheric carbon that is reduced by a project.
•
Demonstrates that the GHG emission reductions are additional: GHG emissions would not have been reduced in the absence of a carbon market.

•
Has a high likelihood of permanence: GHG emissions reduction is ongoing and not reversed (e.g. for forestry projects, the trees are not cut down or destroyed by a natural disaster).
•
Provides robust mitigation against leakage: Does not increase GHG emissions elsewhere (e.g. for forestry projects, another forest area is not destroyed).
•
Demonstrates high environmental and social integrity: Does not cause broader social or environmental harm (e.g. for forestry projects, no community displacement occurs) and appropriate engagement is undertaken with local communities and Indigenous groups, and the findings incorporated into project design (e.g. equitable benefit sharing is defined).
•
Restricts early vintage years: Not retiring credits with a vintage greater than five years to avoid concerns regarding unsophisticated methodologies, non-additionality and inadequate benefit sharing.

Where third parties offset their GHG emissions that appear in our reported Scope 3 emissions inventory and for purposes of our net value chain 2050 goal and targets, we plan to recognise and report the net GHG emissions after offsetting. Carbon credits sourced by third parties in our value chain and associated with GHG emissions that appear in our reported Scope 3 emissions inventory and against our targets and goals would need to be high-integrity (determined having regard to guidance from global best practice, relevant regulatory standards and the integrity standards we apply to our sourcing of voluntary carbon credits) before we recognised that offsetting in our reporting.

6.
Governance

This section provides information about BHP’s governance of climate-related risks and opportunities, including Board oversight.

6.1 Board oversight

The BHP Board is responsible for the governance and oversight of climate change issues, including strategic approach, risk management, investment decisions, public disclosures and executive remuneration. The Board approves significant social, community and sustainability policies, including those related to climate change, and approves and oversees the setting of and performance against BHP’s climate-related strategy, goals and targets. The Board is supported by its four standing Board Committees. Climate-related risks and opportunities are considered within the Board’s broader oversight of portfolio strategy, sustainability and social value objectives and risk management.

The Board, and its Committees as relevant, considers, reviews and monitors climate‑related risks and opportunities, including associated trade‑offs, as part of its decision‑making processes and considerations for major transactions. For example, in considering portfolio decisions, the Board assesses climate‑related risks and opportunities alongside other relevant factors, such as economic and social value considerations, and makes decisions based on an overall evaluation of these factors and the trade‑offs between them.

The Board met 13 times during FY2026, with climate-related matters (including climate-related risks and opportunities) regularly included on the meeting agendas. Key activities included reviewing and approving public sustainability disclosures (including this Sustainability Report), reviewing progress against public climate-related targets and goals, including the social value scorecard 2030 goals, assessing corporate strategy, portfolio options, annual budget and business plans, approving material investment requests and risk and policy settings, and approving recommendations from the People and Remuneration Committee on the inclusion of climate-related metrics in executive remuneration.

The Board, and each of its Committees as relevant, was informed on climate-related risks and opportunities through Board and Committee papers, progress updates from management, material risk reports, briefings and presentations. In addition, the Board receives updates from the Chair of each Committee following Committee meetings. Climate-related topics are also incorporated into Director induction programs, ongoing training and site visits to assist Directors in their oversight.

6.1.1 Board composition, skills and knowledge

The Board maintains a skills matrix included in section 4.5 of our Corporate Governance Statement on page 101 that identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment. Skills in the current matrix related to the Board’s capability to assess and monitor climate-related risks and opportunities and oversee strategies designed to respond to those risks and opportunities (including climate transition strategies), including Sustainability and decarbonisation transition, Strategy, Operating risk, Commodity value chain and customers, Social value, community and stakeholder engagement, Technology and Capital allocation and cost efficiency. The Board collectively possesses the skills and experience set out in the skills matrix. The Directors also participate in an ongoing training and development program and receive updates on climate-related issues and reporting requirements, including from external experts on evolving climate-related developments where required. The Board supplements its knowledge by seeking the input of senior management, external advisers and specialists to further inform its decisions.

In FY2026, the Board, supported by the Nomination and Governance Committee undertook an internal evaluation of Board performance and reviewed the skills and experience represented by the Directors and determined that the composition and mix of those skills remains appropriate to achieve BHP’s purpose and strategy, including those relating to sustainability and the energy transition. An external service provider also assessed the skills and experience of the Directors on the Board for the purposes of the Board skills matrix.

To support the Board’s oversight of climate-related matters, in FY2026 the Board received an externally supported session on climate governance and considerations for the Board in preparing for their responsibilities with respect to this Sustainability Report.

6.2 Board committees

The Board has four standing Committees to assist in the discharge of its responsibilities, including on climate‑related matters. Each Committee’s key responsibilities for climate-related risks and opportunities are reflected in BHP’s Committee Charters available on the BHP website at bhp.com/about/operating-ethically/corporate-governance and summarised below.

The Sustainability Committee assists the Board with overseeing climate performance including monitoring implementation of BHP’s climate strategy, policies and processes, and performance against public targets and goals, and monitoring progress against those targets and goals. The Committee also makes recommendations to the People and Remuneration Committee on setting climate performance measures and evaluating performance against those measures for the CEO and other members of the ELT. The Sustainability Committee meets at least three times a year.

The Risk and Audit Committee oversees and assists the Board in reviewing the emerging and principal risks facing BHP. This includes business risk, financial reporting risk and climate risk, of which the climate-related risks which could reasonably be expected to affect BHP’s prospects, as identified earlier, are a subset. The Committee also reviews and recommends to the Board for approval public financial disclosures regarding sustainability matters, including climate-related risks and opportunities, and climate-related financial information contained in sustainability reports. The Risk and Audit Committee reviewed the climate-related financial disclosures appearing in this Sustainability Report and the Group’s FY2026 Financial Statements, both prior to the Board’s approval. The Risk and Audit Committee meets at least four times a year.

The People and Remuneration Committee assists the Board with reviewing performance measures and performance outcomes for the CEO and approves performance measures and assesses and determines performance outcomes against those performance measures for the ELT. In doing so, the Committee considers recommendations from the Sustainability Committee in relation to climate performance measures. For FY2026, 10 per cent of the Cash and Deferred Plan (CDP) metrics (representing 5.1 per cent of total target remuneration for the CEO and, on average, 5.4 per cent for other Executive KMP) were weighted towards decarbonisation, including the progress of our carbon abatement projects. Further details are provided on page 118 of the Remuneration Report. The People and Remuneration Committee meets at least three times a year.

The Nomination and Governance Committee assists the Board with reviewing BHP’s significant social, community and sustainability-related policies (including those related to climate change and climate transition planning), and reviews and makes recommendations to the Board on BHP’s public sustainability-related targets and goals. The Committee also assists with assessing the capability of the Board to deliver on BHP’s strategy by regularly assessing the Board skills matrix and the collective skills, experience and knowledge of the Board to be able to discharge its duties, including on the strategic direction of BHP. The Nomination and Governance Committee meets at least three times a year.

6.3 Management

Management plays a key role in assessing, monitoring, managing and overseeing climate-related risks and opportunities and BHP’s performance against relevant climate-related targets and goals.

The CEO is responsible for the management of BHP’s business activities (including in relation to climate-related matters), within the delegations of authority limits approved by the Board, and reports directly to the Board and Chair. The CEO is supported by the ELT. The ELT is informed about and monitors climate-related risks and opportunities.

The strategic nature of climate change means that many different groups and teams (including Sustainability, Finance, Legal, Governance, Risk, Compliance, Operational Decarbonisation, Technology and Assets) have a role to play in the delivery of climate-related performance. Some specific roles include:

•
the Operating Committee (OpCo), a management sub-committee established by the CEO pursuant to the Executive Leadership Team Charter. OpCo assists the CEO and the ELT to deliver BHP’s operational commitments and support excellent operational performance, including with respect to climate matters

•
Group Officers, including the Group Sustainability and Social Value Officer and the Chief Risk Officer, who are direct reports of ELT members and are responsible for monitoring and driving our sustainability strategy (including climate-related considerations) and monitoring climate-related risks
•
BHP’s assets and function teams, which implement our decarbonisation strategy

Activities and processes that support the monitoring, managing and oversight of climate-related risks and opportunities include:

•
incorporating climate and the energy transition into the development and ongoing monitoring of Company strategy
•
setting budgets, a capital allocation framework and investment decision-making processes that include the consideration of climate and energy transition related factors, for example the provision of capital expenditure to address climate-related risks and opportunities
•
climate transition planning and recommending actions, targets and goals, and metrics
•
consideration of climate-related risks and opportunities assessed as material under our Risk Framework and their integration within the risk management process
•
monitoring and updating the Board and ELT on the transition plan and related internal and external decarbonisation-related developments
•
receiving regular progress and performance reports from asset and function teams on sustainability and climate change matters, which includes operational GHG emissions, operational and value chain GHG emission reduction activities, adaptation strategy-related activities and management of climate-related risks and opportunities
•
designing Company-wide processes to assist business delivery, such as integrated emissions data system and Company Global Standards related to climate change and asset decarbonisation plans
•
acquiring carbon credits for compliance under regulatory schemes and carbon credits that meet our integrity standards for potential voluntary use
•
liaising with investors, including on climate-related matters
7.
Basis of preparation, interpretation and GHG emissions calculation methodology

7.3 Forward-looking statements

This Sustainability Report has been prepared to provide stakeholders with information about BHP’s climate-related risks and opportunities that could reasonably be expected to affect our cash flows, access to finance or cost of capital over the short, medium, or long term. It contains climate-related information, as well as forward-looking statements. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this Sustainability Report. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this Sustainability Report.

This Sustainability Report also discusses scenario analysis. There are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate, and may not reflect BHP’s own expectations. Scenarios may be impacted by additional factors to the assumptions disclosed.

This Sustainability Report forms part of this Annual Report and should be read together with the forward-looking statements disclaimer under Forward-looking statements at the beginning of this Annual Report, which applies to the climate-related information and forward-looking statements contained in this Sustainability Report. For more information, including examples of forward-looking statements and a discussion of external factors that may affect them, refer to Forward-looking statements at the beginning of this Annual Report.

7.4 Use and interpretation of terms, defined terms and abbreviations

7.4.1 Overview of terminology

This Sustainability Report uses defined terms (without capital letters), including terms defined or informed by AASB S2 (as described below) and additional terms which are not defined by AASB S2, and should be read in conjunction with all terms and abbreviations defined in Additional information: Glossary on pages 238 to 243 and Company details at the beginning of this Annual Report.

7.4.2 Material information

AASB S2 requires disclosure of material information about climate-related risks and opportunities that could reasonably be expected to affect BHP’s prospects. Materiality judgements have been made by BHP in determining the disclosures made in accordance with AASB S2, including consideration of internal and external expectations. These judgements have considered whether information could reasonably be expected to influence decisions that primary users of general purpose financial reports make on the basis of those reports.

7.4.3 Time horizons

BHP has disclosed material information about our identified climate-related risks and opportunity, both physical and transition, across the following three time horizons, which are aligned to our strategic planning and risk management:

•
Short-term: up to 1 year
•
Medium-term: 1 to 5 years
•
Long-term: 5 to 30 years (or longer to align with BHP’s asset lives)

The time horizons draw from BHP’s strategic planning, including annual budget (short-term), supportive actions and initiatives between short-term activities and BHP’s long-term strategic outlook, supported by our five-year planning processes (medium-term), and the capital-intensive nature of the mining industry, where significant upfront investments are made in assets with operational lives often exceeding five years, which are considered in our life of asset plans (long-term). The time horizons are also informed by the timeframes used in the assessment of likelihood under BHP’s Risk Framework (see section 4 Risk management on page 76 for an overview of the Risk Framework) and take into consideration the useful life of BHP's assets and the fact that some climate-related risks and opportunities may be more likely to manifest over the medium and longer terms. Different time horizons have been used for the purposes of certain aspects of our climate-related scenario analysis.

7.4.4 Current and anticipated financial effects

Financial effects refer to actual and potential impacts to BHP’s financial position, financial performance and cash flows as relevant for each identified climate-related risk or opportunity. Material financial effects, both qualitative and quantitative, alongside methodologies specific to our identified climate-related risks and opportunity are disclosed in section 3 Strategy for managing climate-related risks and opportunities on page 64, with reference to the Group’s FY2026 Financial Statements where relevant.

Both current and anticipated financial effects represent BHP share, aligned to Financial Statement presentation, unless otherwise noted.

7.5 Application of reliefs

BHP has elected to exercise the transition relief available with respect to the provision of comparative information. In some instances, BHP has voluntarily disclosed comparative information. Comparative information has not been restated for any difference from an amount previously disclosed, unless otherwise noted

BHP has elected to exercise the jurisdictional relief (by early adoption) with respect to application of Global Warming Potential (GWP) values for the calculation of our Scope 1 GHG emissions where direct measurement of GHG emissions is applied (see 7.6.1 Scope 1 emissions for information on our use of direct measurement, which is currently limited to BHP’s Australian operations). The Australian National Greenhouse and Energy Reporting (NGER) legislation uses the Fifth Assessment Report (AR5) Global Warming Potential (GWP) values for the purpose of calculation of emission factors where direct measurement is applied. In addition, BHP has applied the commercial sensitivity relief and has therefore not disclosed certain commercially sensitive information relating to the identified climate-related opportunity, copper demand, as referenced on page 69.

Independent auditor’s report to the members of BHP Group Limited

Not required for US reporting.

Corporate Governance Statement

Contents:

1.	Corporate governance at BHP
2.	FY2026 corporate governance highlights
3.	BHP’s governance structure
4.	Board composition and succession
5.	Board Committees
6.	Management
7.	Shareholders and reporting
8.	Culture and conduct
9.	Risk management and assurance
10.	US requirements

1.
Corporate governance at BHP

Good corporate governance underpins the way we conduct business.

BHP’s corporate governance framework supports the delivery of our strategy and long-term value creation for shareholders.

This Corporate Governance Statement sets out the corporate governance framework currently in place for the Group, including the key policies and practices.

BHP was fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition) throughout FY2026. The ASX Fourth Edition is available at asx.com.au

BHP is also subject to governance requirements from our London Stock Exchange (LSE) and New York Stock Exchange (NYSE) listings and our registration with the Securities and Exchange Commission (SEC) in the United States. As BHP has its primary listing on the ASX, which is an approved exchange in terms of the Johannesburg Stock Exchange (JSE) Listings Requirements, the JSE Listings Requirements provide that BHP does not need to comply with the corporate governance requirements of the JSE and is instead required to comply with the corporate governance provisions of its primary exchange. As stated above, BHP is in compliance with the corporate governance requirements of the ASX.

This Corporate Governance Statement is current as at 18 August 2026 and has been approved by the Board.

>More information on our corporate governance framework and practices is available at bhp.com/governance, which includes links to our Appendix 4G and each of the publicly available documents referenced in this Corporate Governance Statement

2.
FY2026 corporate governance highlights

CEO succession

A key activity completed by the Board during FY2026 was the Chief Executive Officer (CEO) succession and transition process. The Board approved the appointment of Brandon Craig as CEO and a Director of BHP effective from 1 July 2026. Brandon succeeded Mike Henry, who stepped down after six and a half years in the role. The Board recognises the outstanding contribution of Mike Henry to BHP as CEO.

BHP Board update

The Board welcomed Mark Vassella as a new Non-executive Director on 1 June 2026. Mark has over 40 years’ experience, including deep operational experience in the resources industry and a strategic approach to commodity and skills development.

Mandatory climate reporting

BHP has released its inaugural Sustainability Report in accordance with the Australian Corporations Act 2001 sustainability reporting regime. This is the next phase in climate-related disclosures following on from our second Climate Transition Action Plan published in August 2024. The Sustainability Report provides disclosure of our identified climate-related risks and opportunity and an update on our progress in relation to our climate-related targets and goals and decarbonisation strategy.

Gender representation

We continue to maintain a gender balanced global workforce, Executive Leadership Team and Board. Women comprised 41.5 per cent of our global employee workforce as at the end of FY2026. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization.

3.
BHP’s governance structure

Board

The Board has ultimate responsibility for overseeing BHP’s governance. The role of the Board, as set out in the Board Governance Document, is to represent shareholders and promote and protect the interests of BHP in the short and long term.

The Board Governance Document outlines the Board’s responsibilities and processes, including the matters specifically reserved for the Board, the authority delegated to the CEO and the accountability of the CEO for that authority, and provides guidance on the management of the relationship between the Board and the CEO. The Board Governance Document is reviewed by the Board annually and was reviewed in FY2026.

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

>The Board Governance Document is available at bhp.com/governance

Shareholders

Board

- Risk and Audit Committee
- Nomination and Governance Committee
- People and Remuneration Committee
- Sustainability Committee

Chief Executive Officer

Executive Leadership Team

Our People

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

>Each Committee is delegated authority by the Board under its Charter. These Charters are available at bhp.com/governance

>For more information on each of the Committees refer to section 5

Chair

The Chair of the Board is responsible for leading the Board and ensuring it operates to high governance standards. In particular, the Chair facilitates constructive Board relations and the effective contribution of all Non-executive Directors. The Chair must be an independent Non-executive Director.

Senior Independent Director

The Senior Independent Director is appointed by the Board and steps in as Chair if needed. The Senior Independent Director serves as a sounding board for the Chair and meets with key shareholders to develop an understanding of their issues and concerns. In FY2025, the Chair appointment was conducted through a formal Chair succession process led by the Senior Independent Director, Gary Goldberg.

Group Company Secretary

The Group Company Secretary is accountable to the Board and advises the Chair, the Board and individual Directors on all matters of governance process.

Chief Executive Officer

The CEO is accountable to the Board for the authority that is delegated to the CEO and for the performance of the Group. The CEO, with support of their direct reports, is responsible for the day-to-day management of the Group. The CEO works in a constructive partnership with the Board and is required to report regularly to the Board on progress.

Access to management

The Board has access to members of senior management who frequently attend Board and Committee meetings. Management makes presentations and engages in discussions with Directors, answers questions and provides input and perspective on their areas of responsibility. The Board also engages with members of management at site visits.

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

Current appointments

Ross is currently a Non-executive Director of Ruminant Biotech Corp Limited (since June 2021).

Appointment Executive Director and Chief Executive Officer since 1 July 2026 President Americas to 30 June 2026

Skills and experience

Brandon Craig has over 25 years’ experience in the mining industry, spanning operational and corporate leadership roles at BHP across a diverse portfolio of commodities and geographies. Brandon joined BHP in 1999 and was appointed Chief Executive Officer from 1 July 2026.

Brandon brings deep operational and commercial expertise, with a strategic focus on advancing BHP’s high quality growth options ‒ particularly in copper and potash ‒ in line with the Company’s long-term strategy and its role in supporting global economic growth, electrification and food security. Brandon is committed to fostering a safe, high-performance culture and an inclusive workplace where people are empowered at every level through the BHP Operating System.

Most recently, Brandon was President Americas and was responsible for BHP’s growth strategy and performance in future-facing commodities across Canada, the United States and South America. Prior to this, as Asset President of BHP’s Western Australia Iron Ore business, Brandon strengthened operational performance across the integrated system of mines, rail and port operations and increased BHP’s lead as the lowest cost, highest margin major iron ore producer in the world.

Brandon is committed to building constructive relationships through engagement with governments, Indigenous partners, community stakeholders and business partners in the jurisdictions where BHP operates to deliver mutual benefit and long-term value for shareholders.

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

Current appointments

Michelle is a Non-executive Director of Santander UK Group Holdings Plc and various subsidiaries (since June 2023) and Macquarie Group Limited and Macquarie Bank Limited (since March 2022).

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

Don brings extensive experience in global resource development as well as sustainability, community health, safety and global education and business forums. His technical and management experience across a range of commodities and mining jurisdictions brings a unique understanding of prospective resources, cost of development and operations, and the assessment of opportunities to strengthen the portfolio of world‑class assets.

Current appointments

Don is Chair of the Board of Manulife Financial Corporation (since February 2023) and Trans Mountain Corporation Inc (since February 2026).

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

Christine has a deep understanding of financial drivers of the businesses and experience in capital allocation discipline across sectors that have long‑dated paybacks for shareholders and stakeholders. Her insights into cost efficiency and cash flow as well as the impact of policy on innovation, investment and project development are key inputs for the Board.

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

Current appointments

Catherine is a Non-executive Director of Bechtel Corporation (since May 2023) and Tennis Australia (since December 2025), Chair of Bechtel Australia (since December 2023) and Senior Advisor at McKinsey & Company Inc (since April 2022).

Appointment Independent Non-executive Director since June 2026

Skills and experience

Mark Vassella has over 40 years’ experience in the global steel industry and materials value chain.

Mark was the Chief Executive Officer and Managing Director of BlueScope Steel Limited from January 2018 to January 2026 which included global operations across Australia, New Zealand, North America and Asia.

Mark started in the steel industry as a cadet at BHP Newcastle in NSW in the early 1980s. He has held various general manager, leadership and global executive roles in Australia, the United Kingdom and the United States. He was also a member of the World Steel Association Board.

Mark is recognised for expertise running large-scale industrial operations within the resources and materials value chain, and his leadership in building constructive relationships with governments, Indigenous partners, community stakeholders and business partners. He brings a strong focus on safety, decarbonisation and capital allocation discipline.

Current appointments

Nil.

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

>The Policy on the Independence of Directors is available at bhp.com/governance

Determination of Director independence

The Board has reviewed and considers all current Non-executive Directors, including the Chair, to be independent of management and free of any interest, position or relationship that might influence, or reasonably be perceived to influence, in a material respect their capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than in the interests of an individual security holder or other party.

A determination of independence is carried out upon a Director’s appointment and re-election, annually, and when any new interests, positions or relationships are disclosed by a Director. Where Directors hold, or have previously held, positions in companies that have commercial relationships with BHP, the Board assesses those relationships and their relevance to Director independence.

•
Dion Weisler was appointed Non-executive Director of Qantas Airways Limited in March 2025. Qantas provides BHP with air travel services including for workers at BHP’s Minerals Australia operations. Dion does not have any active role in the provision of services by Qantas to BHP.
•
Catherine Tanna was appointed Non-executive Director at Bechtel Corporation and Chair of Bechtel Australia in 2023. Bechtel supplies BHP with engineering and other services at BHP assets in Minerals Australia and Minerals America. Catherine does not have any active role in the provision of services by Bechtel to BHP.

The Board has assessed each of the relationships separately and is satisfied that Dion and Catherine continue to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than the interests of an individual security holder or other party.

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

As part of this process, Mark Vassella was appointed to the Board as a Non-executive Director from 1 June 2026, following the retirement of Ken MacKenzie from the Board in March 2025.

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

CEO transition

The Board announced on 18 March 2026 that Brandon Craig would be appointed as CEO and a Director of BHP Group Limited on 1 July 2026. Mike Henry ceased as CEO and a Director on 30 June 2026, after six and a half years in the role.

The appointment of Brandon as CEO followed a formal CEO succession process by the Board. The succession planning process for the CEO and the direct reports to the CEO is the responsibility of the Board. The role of the Nomination and Governance Committee is to support the Board in its decision-making by periodically reviewing the CEO succession process and undertaking tasks or activities to prepare for a succession event.

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

Examples of activities in the training and development program include:

•
briefings, development sessions and deep dives to provide each Director with a deeper understanding of the activities, environment, key issues and direction of BHP assets, along with broader sustainability, climate‑related, geopolitical and cybersecurity considerations
•
training on crisis management
•
site visits to provide insights into key issues at BHP’s sites and to provide an opportunity for direct engagement with a cross-section of our workforce, community members, contractors, Indigenous and First Nations representatives and other stakeholders
•
engagement with external experts to discuss views on current and emerging trends (risks and opportunities)

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

> For more information on Board oversight of climate-related risks and opportunities, refer to Sustainability Report, section 6

For FY2026, the matrix has been updated to reflect changes to the Board’s composition. The current mix of skills represented by the Board as at 18 August 2026 is set out in the following matrix.

The Board collectively possesses all the skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes discussed in this section.

Skills and attributes	High level of experience/competency
Mining Senior executive who has deep operating or technical mining experience with a large company operating in multiple countries; successfully optimised and led a suite of large, global, complex operating assets that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results.	3
Global experience Global experience gained from working, managing business units and residing in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and the geopolitical and economic environment.	9
Strategy Senior executive who has had accountability for enterprise‑wide strategy development and implementation in industries with long cycles and developing and leading business transformation strategies.	10
Commodity value chain and customers End‑to‑end value or commodity chain experience – understanding of consumers and customers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development.	8
Financial acumen Extensive financial experience and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance and internal financial controls.	10
Operating risk Extensive experience with the development and oversight of complex frameworks focused on the identification, assessment and assurance of operational workplace health, safety, environment, climate and community risks.	9
Technology Recent experience and expertise with the development, selection, and implementation of leading and business transforming technology and innovation and responding to digital disruption.	8
Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, with proven long‑term performance.	8
Social value, community and stakeholder engagement Extensive track record of positive external stakeholder engagement including in relation to community issues and social responsibility. In-depth understanding of public policy, government relations and the intersection between value generation and corporate reputation.	7
Sustainability and decarbonisation transition Understanding of and experience with the identification and management of risks and opportunities related to sustainability and decarbonisation transition.	8
People and talent Extensive experience in talent and capability strategies, including for development, recruitment and retention, industrial relations, managing workforce transitions and upskilling a workforce during periods of rapid change.	8

4.6 Diversity

BHP has adopted an Inclusion and Diversity Position Statement, which sets out our diversity policy and our priorities to accelerate the delivery of a more inclusive work environment and to enhance overall workplace diversity.

> BHP’s Inclusion and Diversity Position Statement is available at bhp.com/careers/inclusion-diversity

During FY2026, we continued to maintain gender balance within our employee workforce globally. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization. As at the end of FY2026, BHP’s employee workforce is gender balanced with 41.5 per cent of women.

> For more information on our approach to equitable pay refer to OFR 9.4.

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

Measurable objective for FY2026	Performance in FY2025%	Progress in FY2026%
Achieve year-on-year improvement of women in leadership roles in Minerals Australia operations, measured by 3 per cent uplift of women in people leadership roles	29.0	32.5
Maintain gender balance on the Board and the ELT (with gender balance defined as a minimum 40 per cent women and 40 per cent men)	52.6	47.4
Achieve 9.3 per cent Indigenous employee representation in Minerals Australia operations	8.96	9.3
Maintain 10% Indigenous employee representation at Minerals Americas operations in Chile	10.48	11.7

> For more information on our focus areas for diversity during FY2026 and the respective proportions of men and women on the Board, in senior executive positions and across the employee workforce refer to OFR 9.4

>More diversity data is available in the BHP ESG Standards and Databook 2026 available at bhp.com/ESGSD2026

The Board’s composition reflects gender balance and a diversity of experience, education and geographic background.

As at 30 June 2026, 40 per cent of Directors are female and the BHP Board satisfies the target in the UK Listing Rules of having at least 40 per cent female Directors and the guidance of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition. BHP also satisfies the UK Listing Rule target of having at least one Director from a minority ethnic background on the Board.

Board tenure and diversity[1]

Tenure

- 0–3 years
- 3–6 years
- 6–9 years

30%
30%
40%

Region of nationality

- Australia/NZ
- Europe/UK
- North America

30%
10%
60%

Gender diversity

- Female
- Male

40%
60%

1. As at 30 June 2026.

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

The tables in Additional information 7 set out the information required under the UK Listing Rules on diversity as at 30 June 2026. The data presented in these tables was collected by requesting all members of the Board, ELT and Group Company Secretary self-report in questionnaires that include the tables prescribed by the UK Listing Rules.

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

In FY2026, an internal evaluation was conducted with the assistance of external service provider, Lintstock. In FY2027, an external Board evaluation is expected to be conducted.

Review of individual Director performance

The Board has adopted a policy for all Non-executive Directors to seek re-election annually. The Board uses the results of Director performance evaluations in considering whether to nominate a Director for election or re-election by shareholders. In FY2026, an assessment was conducted of each Director’s performance prior to their nomination for re-election with the assistance of external service provider, Lintstock. Lintstock does not have any other connection with the Group or individual Directors.

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

Committee assessments

Following an assessment of its work, each Committee concluded that it had met the requirements under its Charter in FY2026.

5.
Board Committees

The Board has four standing Committees and has delegated a number of duties to each Committee to assist the Board in exercising its responsibilities and discharging its duties. Each Committee’s Charter sets out the Committee’s roles and responsibilities. The Committee Charters are reviewed annually and each Committee reviewed their Charter in FY2026.

> The Charters are available at bhp.com/governance

BHP’s Board and Committee governance structure facilitates a considered and integrated approach to key matters. Directors are kept informed through Board papers, management updates, risk reports, training and presentations.

> For more information on BHP’s governance with respect to climate refer to Sustainability Report 6 Governance

The Board appoints the members and Chair of each Committee. Only independent Non-executive Directors can be Committee Chairs.

The members and key roles and responsibilities of each Committee are set out below.

> For Committee attendance and members during FY2026 refer to Directors’ Report 2

5.1 Nomination and Governance Committee

Members

Ross McEwan (Chair), Gary Goldberg, Michelle Hinchliffe, Christine O’Reilly, Catherine Tanna

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
•
public sustainability targets and goals

5.2 Risk and Audit Committee

Members

Michelle Hinchliffe (Chair), Xiaoqun Clever-Steg, Don Lindsay, Christine O’Reilly

Key responsibilities/role and focus:

The role of the Risk and Audit Committee is to support and advise the Board in relation to financial reporting, external and internal audit, capital management and risk management. The Committee also oversees and assists the Board in reviewing the emerging and principal risks facing the Group, including financial and non-financial risks that could threaten the Group’s business model, future performance, solvency, liquidity or reputation (including cyber risk and climate risk).

US committee membership requirements

The Board is satisfied that Michelle Hinchliffe, who serves as Chair on the Risk and Audit Committee, meets the financial expert requirements under the US SEC and is independent under applicable NYSE rules. The Board is also satisfied that the Committee meets the independence criteria under Rule 10A-3 of the Exchange Act.

5.3 Sustainability Committee

Members

Catherine Tanna (Chair), Gary Goldberg, Don Lindsay, Mark Vassella (from 1 June 2026), Dion Weisler

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

5.4 People and Remuneration Committee

Members

Christine O’Reilly (Chair), Catherine Tanna, Mark Vassella (from 1 June 2026), Dion Weisler

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

> For information on BHP’s remuneration practices and policies, including on hedging BHP shares and equity instruments, refer to the Remuneration Report

6.
Management

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

Caroline Cox, Chief Legal, Governance and External Affairs Officer (BA (Hons), MA, LLB, BCL)

Caroline Cox joined BHP in 2014 and was appointed Chief Legal, Governance and External Affairs Officer in November 2020. Caroline is responsible for Legal, Governance, Ethics, Compliance, Global Corporate Affairs and Communications and Sustainability. Caroline has previously held senior roles at BHP, including Vice President Legal, Group General Counsel, and Group General Counsel & Company Secretary. Prior to joining BHP, Caroline was a Partner at Herbert Smith Freehills in Australia and a lawyer at various law firms and courts in Canada.

Jessica Farrell, President North America and interim President South America (BCom, BSocSc)

Jessica Farrell joined BHP in 2019 and was appointed President North America, effective 1 July 2026, with interim accountability as President South America. Jess is responsible for BHP’s copper operations in Chile, joint venture interests in the Americas including the Vicuña joint venture, potash project and operations in Canada, and BHP’s Innovation and Ventures portfolio. Jess has previously held senior roles at BHP including Vice President Innovation and Asset President Western Australia Nickel. Jess has more than 20 years’ experience in the global resources industry across a range of commodities and jurisdictions, including senior operational and commercial roles at Rio Tinto.

Vandita Pant, Chief Financial Officer (BCom (Hons), MBA)

Vandita Pant joined BHP in 2016 and was appointed Chief Financial Officer effective 1 March 2024. Vandita is responsible for overseeing the Group’s Reporting, Tax, Treasury, Investor Relations, Financial Planning, Risk, Insurance and Internal Audit teams. Vandita has previously held senior roles at BHP, including as Chief Commercial Officer from July 2019 to 29 February 2024, Group Treasurer and Head of Europe. Prior to joining BHP, Vandita had more than 20 years’ experience in executive banking roles across India, Singapore, Japan and the United Kingdom. Vandita brings strong global financial market, commodity, strategy, capital allocation and business development experience to the role.

Catherine Raw, Chief Development Officer (MA (Cantab.), Natural Sciences, MSc, Mineral Project Appraisal, CFA)

Catherine Raw joined BHP on 29 April 2024 as Chief Development Officer. Catherine is responsible for global Group strategy, decision evaluation and capital planning, corporate business development and mergers and acquisitions. Prior to joining BHP, Catherine held senior roles in resources and finance industries, including at SSE Thermal (a business unit of SSE plc) as Managing Director, Barrick Gold Corporation as Chief Operating Officer for North America and as Chief Financial Officer, and BlackRock as Managing Director, Natural Resources Team.

Geraldine Slattery, President Australia (BSc, Physics, MSc, International Management)

Geraldine Slattery joined BHP in 1994 and was appointed President Australia in October 2022 with accountability for operational performance and growth projects across BHP’s Australian Iron Ore, Nickel and Coal assets in Western Australia, Queensland and New South Wales. Geraldine has previously held senior roles at BHP, including President Petroleum from 2019 to 2022 through the demerger of that business. Geraldine has over 30 years’ experience with BHP across its global operations, with roles in engineering, operations, commercial and business leadership in jurisdictions across the Americas, UK, Australia, Caribbean and North Africa.

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

Johan van Jaarsveld, Chief Technical Officer (BEng (Chem), MCom, Applied Finance, PhD (Eng), Extractive Metallurgy)

Johan van Jaarsveld joined BHP in 2016 and was appointed Chief Technical Officer effective 1 March 2024. Johan is responsible for Technology, Digital, Minerals Exploration, Value Engineering and the Centres of Excellence for Projects, Maintenance, and Engineering and Resources. Johan has previously held senior executive roles at BHP, including Chief Development Officer from September 2020 to 29 April 2024. Prior to joining BHP, Johan held executive positions in resources and finance, including at Barrick Gold Corporation, Goldman Sachs and The Blackstone Group.

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

The People and Remuneration Committee oversees the Group’s key strategies and policies for leadership and talent development and senior management succession and considers the readiness of successors across time horizons, contexts and future capability demands. Select Board members are involved in the interview process for executive-level appointments one level below the CEO and occasionally for roles two levels below the CEO. Appropriate checks are undertaken before appointing a member of the ELT. BHP has a written agreement with each ELT member setting out the terms of their appointment.

In June 2026, BHP announced the following changes to the ELT: Jess Farrell was appointed as President North America and interim President South America effective 1 July 2026, and from 1 September 2026, Edgar Basto will be Chief Enterprise Performance Officer. In this new capacity, Edgar will remain accountable for BHP’s Health Safety and Security and the BHP Operating System and in addition, will be accountable for strengthening contractor safety and further embedding operating discipline and performance across the enterprise. Geraldine Slattery will continue as President Australia and will assume responsibility for Copper South Australia, bringing all of the Australian operating assets together under her leadership.

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

A performance evaluation was conducted for all members of the ELT during FY2026. For Mike Henry the CEO during FY2026, the performance evaluation was led by the Chair of the Board on behalf of all the Non-executive Directors and was discussed with the People and Remuneration Committee and considered by the Board.

7.
Shareholders and reporting

7.1 Shareholder and stakeholder engagement

BHP shareholder engagement practices

BHP engages regularly with its shareholders to understand their views and feedback and we have an investor relations program to provide avenues for effective and timely two-way communication with investors.

We encourage shareholders to make their views known to us. Shareholders can contact us at any time through our Investor Relations team, with contact details available at bhp.com/investors. In addition, shareholders can receive communications from and send communications to us and our registrar electronically.

Key activities in BHP’s investor engagement program include:

•
BHP’s Annual General Meeting
•
release of BHP’s Annual Report concurrently with annual results
•
release of BHP’s half-year and full-year financial results
•
media and analyst calls with the CEO and CFO following the release of BHP’s full-year and half-year financial results
•
quarterly production and operational updates via BHP’s operational reviews
•
investor site tours at our assets and investor briefings on key topics
•
regular engagement with institutional shareholders, investor representative organisations, proxy advisers and retail shareholders
•
responding to shareholder and debt investor queries
•
maintenance of BHP’s website at bhp.com, which contains our exchange announcements and media releases and information on our operations, governance policies, dividend distribution, debt investment and social value and sustainability initiatives

Shareholder engagement practices

BHP communicates information to shareholders and other stakeholders through various forums and publications.

Direct engagement

We engage directly with institutional shareholders and investor representative organisations around the world through regular calls, one-on-one meetings and group events, investor roadshows, investor site tours, presentations and attendance at investor conferences. We discuss strategy and governance with investors to enable our management, Board and Committees to regularly hear investor expectations, which can then be used to refine, develop, and continuously improve the governance processes of BHP. We also engage directly with retail shareholders and their representatives.

Webcasts and Q&A sessions

We provide webcasts and Q&A sessions as forums to update shareholders on results or other key announcements and provide an opportunity for investors to ask questions about BHP, including our financial, operational and sustainability performance.

Website

All relevant corporate governance information, including our Annual Report, is available on our website at bhp.com/investors. All ASX announcements are promptly posted to the website. BHP encourages direct contact from shareholders and our website has a ‘Contact Us’ form for contact with our Investor Relations team. Anyone who is interested in receiving news from BHP can subscribe to receive email news alerts at bhp.com/subscribe.

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

Stakeholder engagement

Site visits

Directors visit several of our sites and offices each year. These site visits provide an opportunity for Directors to engage directly with our workforce, partners, community members, Indigenous and First Nations representatives, customers and contractors. The objective of the site visits is to provide Directors with local context and to deepen their understanding of the Group’s operations, culture, material risks and risk management processes, and other issues relevant to the specific site. Site visits in FY2026 included New South Wales Energy Coal (August 2025), Western Australia Iron Ore (October 2025), Jansen (November 2025), and customer and third-party site visits (April and June 2026). In FY2026 Directors also visited NOJV sites Samarco (July 2025) and Vicuña (March 2026). The site visits also form an important part of the induction program for new Directors.

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

Following our inaugural assessment of the health of our relationships with a range of our Indigenous partners in Australia, Canada and Chile in FY2024, the results of our next assessment will be included in the 2027 Annual Report.

The Chair and CEO met with the First Nations Heritage Protection Alliance (FNHPA) in CY2026 to discuss key cultural heritage and Indigenous engagement focus areas and initiatives for BHP and FNHPA.

Customers

We regularly meet with customers through direct engagements and via business and industry forums.

We engage with customers to discuss the products they need to meet their specific requirements and help accelerate their sustainability goals and commitments.

In April 2026, the Board participated in a customer site visit. The site visit provided an opportunity for the Board to discuss our business with customers.

Presentations and briefings

Presentation materials for briefings and speeches related to financial results, strategy and other key topics are available for all stakeholders at bhp.com/investors/presentations-and-briefings. In FY2026, this included ESG Roundtable, BMO Global Metals, Mining & Critical Minerals Conference, Macquarie Australia 2026 Conference and Bank of America Global Metals, Mining and Steel Conference 2026.

Events

Various events are hosted throughout the year, such as a retail shareholder event in the UK, the AGM, one-on-one meetings and receptions hosted by the Board and Chair to provide opportunities for the Board to engage with a range of partners and stakeholders, including government officials, customers, community members and Traditional Owners and other Indigenous partners.

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

>The Market Disclosure and Communications Policy is available at bhp.com/governance

In addition, we have disclosure controls in place for periodic disclosures, including our Operational Review, results announcements, debt investor documents and Annual Report documents, which must comply with relevant regulatory requirements.

>For more information about these verification processes refer to the Disclosure Controls for Periodic Disclosure document available at bhp.com/governance

8.
Culture and conduct

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

>For more information on our policies on speaking up (including as set out in the BHP Whistleblower Policy) which can be accessed through Our Code of Conduct and our commitment against corruption refer to OFR 9.6

>Our Code of Conduct is available at bhp.com/about/operating-ethically/our-code/

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

>For more information on ethics and business conduct refer to OFR 9.6

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

>For more information about BHP’s risks, including environmental and social risks, refer to OFR 6 and OFR 9

Internal audit

The Internal Audit team provides assurance to the Board, CEO and ELT on whether risk management, internal control and governance processes are adequate and functioning. The Internal Audit team is independent of the External Auditor. The RAC evaluates and, if thought fit, approves the Terms of Reference of the Internal Audit team, annual internal audit plan and the annual performance objectives for the Internal Audit team in accordance with the internationally recognised requirements of The Institute of Internal Auditors’ Global Internal Audit Standards and monitors the effectiveness of the internal audit activities.

The RAC approves the appointment and dismissal of the Chief Audit Officer (which is currently the Chief Risk and Audit Officer) and assesses their performance, independence and objectivity. During FY2026, the Chief Risk and Audit Officer reported directly to the RAC and functional oversight of the Internal Audit team was provided by the Chief Financial Officer.

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

The RAC oversees and reviews the internal controls and risk management systems (including procedures, processes and systems for, among other things, financial controls, financial reporting, reporting of reserves and resources, closure and rehabilitation, legal and ethical compliance, preventing fraud and serious breaches of business conduct, speak-up procedures, information technology security and cyber risk). Any material breaches of Our Code of Conduct, including breaches of our anti-bribery and corruption requirements and any material incidents reported under our speak-up procedures are reported quarterly to the RAC by the Chief Ethics, Compliance and Human Rights Officer. These reports are available to all Directors and material matters are also communicated to the Board.

During FY2026, management presented an assessment of the material risks facing BHP and the effectiveness of the Group’s systems of risk management. The reviews were overseen by the RAC, with material findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees.

Having carried out a review during FY2026, the Board is satisfied with the effectiveness of BHP’s risk management and internal control systems.

Environmental and social risks

BHP’s risk factors (including material exposure to environmental and social risks) and how we manage these risks are described in OFR 6.

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

CEO and CFO assurance

For the FY2026 full year and half year, the CEO and CFO have provided a declaration that in their opinion, BHP’s financial records have been properly maintained and those Financial Statements comply with accounting standards and applicable regulatory requirements and give a true and fair view of the financial position and performance of BHP, and that the opinion was formed on the basis of a sound system of risk management and internal control, which is operating effectively. The RAC considered these declarations when recommending the Financial Statements to the Board for approval.

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

In addition, the RAC did not approve any services during the year ended 30 June 2026 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X (provision of services other than audit).

Fees paid to BHP’s External Auditor during FY2026 for audit and other services were US$15.441 million, of which 72 per cent comprised audit fees (including in relation to Sarbanes-Oxley Act of 2002 (SOX) matters), 12 per cent for audit-related fees and 16 per cent for all other fees. No fees were paid in relation to tax services. For information on the fees paid refer to Financial Statements note 34 ‘Auditor’s remuneration’.

>The Provision of Audit and Other Services by the External Auditor policy is available at bhp.com/governance

Management’s assessment of internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a–15(f) and Rule 15d–15(f) under the Exchange Act).

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

Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP’s internal control over financial reporting was evaluated based on the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 30 June 2026. There were no material weaknesses in BHP’s internal controls over financial reporting identified by management as at 30 June 2026.

BHP has engaged independent registered public accounting firm, Ernst & Young (EY), to issue an audit report on the effectiveness of our internal control over financial reporting for inclusion in the Annual Report on Form 20-F as filed with the SEC. There were no changes in our internal control over financial reporting during FY2026 that materially affected or were reasonably likely to materially affect our internal control over financial reporting. During FY2026, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX.

Management’s assessment of disclosure controls and procedures

Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2026. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis. This information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) concluded that as at 30 June 2026, our disclosure controls and procedures are effective in providing that reasonable assurance.

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

We have a Securities Dealing policy and procedures that cover the purchase, sale and other dealings of our securities by Directors, senior management and employees that seek to promote compliance with applicable insider trading laws, rules and regulations.

>The Securities Dealing policy is available at bhp.com/governance

Directors' Report

The information presented by the Directors in this Directors’ Report relates to BHP Group Limited and its subsidiaries. The Operating and Financial Review (OFR) and the Remuneration Report are incorporated by reference into and form part of this Directors’ Report.

1.
Review of operations, principal activities and state of affairs

A review of the operations of BHP during FY2026, the results of those operations during FY2026, the expected results of those operations in future financial years and information on our financial position are set out in the OFR 1–7 and 9. Information on the likely developments in BHP’s operations in future years and the expected results of those operations also appears in that section.

Our principal activities, including significant changes in the nature of BHP’s principal activities during FY2026, are outlined in OFR 1–4.

There were no significant changes in BHP’s state of affairs that occurred during FY2026 and no significant post balance date events other than as disclosed in the OFR and Financial Statements note 33 ‘Subsequent events’.

No other matter or circumstance has arisen since the end of FY2026 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years.

2.
Directors

The Directors who served at any time during FY2026 or up until the date of this Directors’ Report are listed in the Board and Board Committee attendance table below. Information on the current Directors, including their terms of service, qualifications, experience and special responsibilities, and directorships of other listed companies held in the last three years, is set out in the Corporate Governance Statement 4.1. This information is incorporated by reference into and forms part of this Directors’ Report.

Director attendances at meetings

The Board meets as often as required. During FY2026, the Board met 13 times.

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

Board and Board Committee attendance in FY2026

	Board				Nomination and		People and
			Risk and Audit		Governance		Remuneration		Sustainability
			Committee		Committee		Committee		Committee
	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]
Xiaoqun Clever-Steg	13	13	8	8
Gary Goldberg	13	13			4	4			5	5
Mike Henry[2]	12	13
Michelle Hinchliffe	13	13	8	8	4	4
Don Lindsay	13	13	8	8					5	5
Ross McEwan	13	13	8	8	4	4	4	4
Christine O’Reilly	13	13	8	8	4	4	4	4
Catherine Tanna	12	13			3	4	4	4	5	5
Mark Vassella[3]	1	1					1	1	1	1
Dion Weisler	12	13					4	4	5	5

1.
The number of meetings held during the time the Director was a member of the Board or relevant Committee.
2.
Mike Henry served as an Executive Director from 1 January 2020 and Chief Executive Officer from 1 January 2020 until 30 June 2026. Brandon Craig succeeded Mike Henry as Chief Executive Officer from 1 July 2026 and became an Executive Director from 1 July 2026. Accordingly, Brandon Craig did not attend any meetings in FY2026 in his capacity as an Executive Director.
3.
Mark Vassella was appointed as a Non-executive Director and a member of the People and Remuneration and Sustainability Committees from 1 June 2026.

3.
Share interests

Directors’ shareholdings

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve a minimum shareholding requirement equivalent in value to one year of remuneration (base fees plus Committee fees). Details of Directors’ shareholdings in BHP as at the date of this Directors’ Report are shown in the table below. All Directors have met the minimum shareholding requirement under their Terms of Appointment as at 30 June 2026, except for Mark Vassella who joined the Board on 1 June 2026. Brandon Craig became an Executive Director on 1 July 2026. No rights or options over shares in BHP Group Limited are held by any of the Non-executive Directors. We have not made available to any Directors any interest in a registered scheme. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities.

Director	Number of shares held[1]
Brandon Craig[2]	47,839
Xiaoqun Clever-Steg	10,000
Gary Goldberg	24,000
Mike Henry[3]	556,394
Michelle Hinchliffe	12,330
Don Lindsay	10,000
Ross McEwan	45,000
Christine O’Reilly	10,620
Catherine Tanna	10,400
Mark Vassella	4,825
Dion Weisler	11,494

1.
The number of shares held refers to shares held either directly, indirectly or beneficially by Directors as at 18 August 2026. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities. Each person listed in this table beneficially owns less than one per cent of BHP Group Limited’s ordinary shares.
2.
Brandon Craig commenced as an Executive Director on 1 July 2026. As at 18 August 2026, Brandon Craig also holds 254,116 rights and options over shares in BHP Group Limited. For more information refer to the Equity awards section in the Remuneration Report. For more information on Director minimum shareholding requirements see the Non-executive Directors fees section of the Remuneration Report.
3.
Mike Henry stepped down as an Executive Director on 30 June 2026. As at 18 August 2026, Mike Henry also holds 983,614 rights and options over shares in BHP Group Limited. For more information refer to the Equity awards section in the Remuneration Report.

Executive Key Management Personnel

Interests held by members of the Executive Key Management Personnel (KMP) under employee equity plans as at 30 June 2026 are set out in the tables contained in the Equity awards section in the Remuneration Report.

The table below sets out the relevant interests in shares in BHP Group Limited held directly, indirectly or beneficially, as at 30 June 2026 by those senior executives who were Executive KMP (other than the Executive Director) on that date.

Executive KMP member	Number of shares held[1]
Brandon Craig[2]	47,839
Vandita Pant	250,935
Geraldine Slattery	276,999

1.
The number of shares held refers to shares held either directly, indirectly or beneficially as at 18 August 2026. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.
2.
As at 30 June 2026, Brandon Craig held the position of President Americas and commenced as Chief Executive Officer and Executive Director from 1 July 2026.

4.
Share capital and buy-back programs

During FY2026, we did not make any on-market or off-market purchases of BHP Group Limited ordinary shares under any share buy-back program. As at the date of this Directors’ Report, there were no current on-market buy-backs.

Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market by the Employee Share Ownership Plan Trusts or, in respect of some entitlements, by the issue of shares. During FY2026, no shares were purchased on-market for the Employee Share Ownership Plan Trusts.

As at the date of this Directors’ Report, there were 17,562,722 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 26,609 holders. The expiry dates of these unvested equity awards range between August 2026 and August 2030 and there is no exercise price. 5,399,471 fully paid ordinary shares in BHP Group Limited were issued as a result of the exercise of rights over unissued shares during or since the end of FY2026. No options over unissued shares or unissued interests in BHP have been granted during or since the end of FY2026 and no shares or interests were issued as a result of the exercise of an option over unissued shares or interests during or since the end of FY2026.

> For more information refer to Financial Statements note 26 ‘Employee share ownership plans’. For information on movements in share capital during and since the end of FY2026 refer to Financial Statements note 17 ‘Share capital’

5.
Group Company Secretary

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

We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors’ and Officers’ insurance, we paid premiums of US$11,707,974 excluding taxes during FY2026.

No indemnity in favour of a current or former Officer of BHP Group Limited or in favour of the External Auditor was called on during FY2026.

7.
Dividends

A final dividend of 99 US cents per share will be paid on 23 September 2026, resulting in total cash dividends determined in respect of FY2026 of 172 US cents per share.

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

>For more information refer to OFR 4, OFR 7 and Additional information 6

11.
ASIC Instrument 2016/191

BHP Group Limited is an entity to which the Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2026/183 applies. Amounts in this Directors’ Report and the Financial Statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with ASIC Instrument 2026/183.

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

>For more information on BHP's performance in relation to health, safety and the environment refer to OFR 1, OFR 9.5, and OFR 9.9

For the purposes of section 299(1)(f) of the Australian Corporations Act 2001, in FY2026 BHP was levied 6 fines in relation to environmental laws and regulations at our operated assets, the total amount payable being US$45,115.

14.
Additional information

The Group, through various subsidiaries, has established branches in a number of other countries.

The Directors’ Report is approved in accordance with a resolution of the Board.

/s/ Ross McEwan	/s/ Brandon Craig
Ross McEwan	Brandon Craig
Chair	Chief Executive Officer
Dated: 18 August 2026

Letter from the People and Remuneration Committee Chair

Dear Shareholders,

I am pleased to present BHP’s Remuneration Report for FY2026.

Strong performance in FY2026

We had strong operational and financial results in FY2026. Importantly, we did so safely. During the reporting period we were fatality free and our key safety measures improved.

Those achievements have, however, been overshadowed by the recent loss of a contracting colleague following a workplace incident in July 2026. We are determined to learn from this tragic incident and eliminate fatalities and serious injuries at BHP.

Our operational performance generated significant cash flow in FY2026. We have determined a final dividend totallingUS$5.0 billion. This brings total cash returns to shareholders announced for the year to US$8.7 billion, which is US$1.72 per share fully franked, the highest in four years. Including this dividend, we will have returned more than US$115 billion to shareholders over the past ten years.

FY2026 was also a significant year for BHP’s leadership, with the Board announcing the appointment of Brandon Craig as Chief Executive Officer (CEO) and Director of BHP Group Limited, effective 1 July 2026. Brandon succeeded Mike Henry, who stepped down as CEO on 30 June 2026 after six and a half years in the role. Executive Leadership Team changes have been announced to ensure the right mix of skills, experience and perspectives to deliver BHP’s strategy, pursue our growth agenda and manage relationships in each region. From 1 July 2026, the President Americas role has been split into President North America and President South America, which will allow a greater focus on each of these regions.

Remuneration outcomes in FY2026

Our remuneration framework is structured to support BHP’s strategy while fostering a culture that reflects Our Values, Our Purpose and performance expectations. It is also designed to link executive remuneration with shareholder value creation, through a combination of fixed remuneration, the Cash and Deferred Plan (CDP) and Long Term Incentive Plan (LTIP). By delivering remuneration over multiple time horizons, the framework encourages behaviours that reward the achievement of both near-term strategic objectives and sustainable long-term performance outcomes.

The Board and the People and Remuneration Committee (Committee) assessed the FY2026 CDP remuneration outcomes based on a balanced scorecard that reflects BHP’s focus on safety and sustainability including climate change, performance and financial measures, and personal/Group strategic outcomes.

For the CEO (Mike Henry), the FY2026 CDP outcome was 118 per cent against a target of 100 per cent, the outperformance awarded reflecting the achievements of the year

For safety and sustainability measures, the CEO outcome was 31 per cent out of a target 25 per cent. The FY2026 CDP scorecard includes a 10 per cent measure for significant health, safety, environment and community events and reflects a year where we had no fatalities and significantly reduced injuries with fatal potential from FY2025. The FY2026 CDP scorecard also includes a 10 per cent climate and environment measure, and key elements reflected in the outcome include our management of operational greenhouse gas (GHG) emissions, commencement of proof-of-concept trials for battery-electric haul trucks at WAIO’s Jimblebar site and trial milestones for battery-electric locomotives at WAIO, and advancement of our climate adaptation work program.

For financial measures, the CEO outcome was 50 per cent out of a target 50 per cent. Underlying Return on Capital Employed (ROCE) is the financial measure used that assesses our profitability and effective use of capital. In FY2026, copper production increased significantly for the second consecutive year driven by strong performance at Escondida. WAIO achieved record iron ore production, BMA delivered the highest stripping volumes in five years, and NSWEC exceeded the top end of its production guidance range. In FY2026 BHP’s share price performed very strongly increasing by 70 per cent in US$ terms.

For group and personal measures, the CEO outcome was 37 per cent out of a target of 25 per cent. These measures included people, performance and portfolio projects and initiatives.

The FY2026 CDP outcomes for other Executive KMP were 118 per cent for the CFO, 115 per cent for the President Americas, and 115 per cent for the President Australia.

BHP’s LTIP seeks to reward sustained, long-term performance and growth aligned with BHP’s values and shareholder value creation. The five-year performance period for the 2021 LTIP Performance Rights ended on 30 June 2026, and the vesting outcome was 40 per cent for BHP based on BHP’s Total Shareholder Return (TSR) performance of 80 per cent against the comparator groups.

An important aspect of the five-year CDP and LTIP awards is that before vesting, the Committee undertakes a holistic review of performance over the five-year performance period. This extra step reflects a long-term outlook and ensures that performance and progress align with the experience of our shareholders. The Committee considered BHP’s performance on safety, sustainability (including climate), financial, corporate governance and conduct over the five-year performance period from 1 July 2021 to 30 June 2026. For example, on climate change, we have made further progress on reducing our operational GHG emissions over the five-year performance period, to support achievement of our medium-term target by FY2030, and delivered a range of actions towards the targets and goals we set out in our Climate Transition Action Plan 2024. As a Committee we are satisfied the outcomes are fair and reflect the shareholder experience during the period.

Looking ahead

We are a global company seeking to attract and retain the best talent in a competitive market.

The Committee reviewed executive remuneration during FY2026. To reflect ongoing performance and development, the Committee determined an increase of four per cent for the Chief Financial Officer and six per cent for the President Americas effective 1 January 2026 and six per cent for the President Australia, effective 1 September 2026. The CEO’s remuneration arrangements were announced in March 2026 and Brandon Craig’s remuneration from 1 July 2026 includes a base salary of US$1,900,000 per annum, pension contributions of 10 per cent of base salary, and CDP and LTIP opportunities consistent with our prior CEO incentive arrangements.

For Non-executive Directors, a benchmarking assessment was undertaken during FY2026 and identified that the base annual fees for the Chair and Non-executive Directors were no longer aligned with market benchmarks for comparable roles at relevant global peer companies. As a result, the Board determined that the base annual fees for the Chair and Non-executive Directors will increase by 10 per cent in FY2027. There is no change to fees for other Committee roles or other allowances in FY2027.

Our people

We strive to offer an engaging and supportive workplace, which empowers our people to find safer and more productive ways of working. We continue to maintain our long-term female representation aspirational goal and achieved our Indigenous workforce participation targets for FY2026. The efforts that have underpinned this achievement have made BHP a safer, more productive, and better performing business. The Committee monitored culture through visits to BHP sites and offices and discussions with management. We continue to support a performance management framework that places a strong emphasis on how we deliver results alongside what is achieved. This is critical to delivering the best outcomes for BHP shareholders.

On behalf of the Committee, I thank shareholders for their continued engagement and feedback on BHP’s remuneration approach.

/s/ Christine O'Reilly

Christine O’Reilly

Chair, People and Remuneration Committee

The abbreviations used in the following pages are listed on page 126

Remuneration Report

Remuneration at a glance

Key performance Remuneration outcomes

Total shareholder return (5 year) 80%
Return on Capital Employed 26.1%
Dividends per share (USD) 172USc determined in respect to FY2026	FY2026 CEO MSR Mike Henry Actual 9.2x base salary Policy requirement: 5x base salary	LTIP vesting in FY2026 40% BHP TSR outperformed the 50th percentiles of the Sector Peer group by 6% and the MSCI World Index by 28%

Remuneration framework

Performance year	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031
Fixed remuneration	Base salary, pension contributions and other benefits					
CDP Split into Cash and Deferred Rights	**CDP performance period**	**Cash paid** **CDP Deferred Rights (2 Year) vesting period** *Vesting subject to service condition* **CDP Deferred Rights (5 Year) vesting period** *Vesting subject to service condition and a holistic review of safety, sustainability, financials, corporate governance and conduct performance at end of the vesting period*				
LTIP Performance Rights		**LTIP 5 Year performance period** *Vesting subject to 1) TSR performance condition, 2) service condition and 3) a holistic review of BHP's performance on safety, sustainability (including climate), financial, corporate governance and conduct at the end of the vesting period.*				
MSR	BHP requires KMP to maintain a minimum shareholding requirement (**MSR**) to help align the interests of KMP and shareholders. The CEO is required to achieve a MSR of five times annual pre-tax base salary. Other Executive KMP are required to achieve a MSR of three times annual pre-tax base salary. The CEO is subject to a two-year post-employment shareholding requirement determined based on the lower of the CEO's MSR or the CEO's actual shareholding at the cessation of employment.

Our Key Management Personnel

This Remuneration Report sets out the remuneration of BHP’s KMP. These are our Directors (including the CEO) and certain members of our Executive Leadership Team (ELT) who have authority and responsibility for planning, directing and controlling BHP’s activities, either directly or indirectly. Throughout the Remuneration Report, KMP are referred to as either Non-executive Directors or Executive KMP. BHP’s KMP for the Reporting Period were:

Non-executive Directors		Executive KMP
Name	Term	Name	KMP position	Term
Ross McEwan	Full year	Mike Henry	Chief Executive Officer and Executive Director	Full year
Xiaoqun Clever-Steg	Full year	Brandon Craig	President Americas	Full year
Gary Goldberg	Full year	Vandita Pant	Chief Financial Officer	Full year
Michelle Hinchliffe	Full year	Geraldine Slattery	President Australia	Full year
Don Lindsay	Full year
Christine O’Reilly	Full year
Catherine Tanna	Full year
Mark Vassella	Part year Joined the Board on 1 June 2026
Dion Weisler	Full year

Changes to the CEO are outlined later in the Report (refer to ‘CEO transition’).

Remuneration governance

BHP’s corporate governance underpins the way we do business, including our approach to our remuneration framework and reward systems, which aim to support BHP’s strategy and encourage a culture aligned with BHP’s values, purpose and risk appetite. The diagram below represents how BHP makes decisions on remuneration.

Board

Oversees the remuneration structure for the Group (including the CEO).

Approves the remuneration framework for the Group Chair, the CEO and other members of the ELT on recommendation from the People and Remuneration Committee.

Sustainability Committee

Provides recommendations to the Committee in relation to health, safety, environment, climate and community performance measures and outcomes for the CEO and other members of the ELT, including Executive KMP.

People and Remuneration Committee

Supports and advises the Board on people and remuneration matters, including oversight of BHP's people and culture strategy.

Makes recommendations to the Board on the remuneration framework for the Group Chair, CEO and other members of the ELT, including Executive KMP.

Risk and Audit Committee

Provides feedback to the Committee in relation to financial performance measures and outcomes for the CEO and other members of the ELT, including Executive KMP.

Independent remuneration advisers

May be appointed and instructed to advise on the Group's remuneration strategy, framework and policies.

PwC was appointed to act as an independent remuneration adviser in FY2016 and is currently the only remuneration adviser appointed by the Committee. In that capacity, PwC may provide remuneration recommendations in relation to our KMP. PwC did not provide any remuneration recommendations in FY2026.

Overview of BHP’s remuneration framework

BHP provides Executive KMP with a mix of fixed and variable remuneration. There are three components of our Executive KMP remuneration framework: (1) fixed remuneration, (2) Cash and Deferred Plan, and (3) Long Term Incentive Plan. BHP structures the delivery of remuneration across different time periods to balance the achievement of near-term strategic objectives with longer-term drivers. The majority of remuneration delivered is ‘at risk’.

The Board and Committee apply overarching discretion to determine fair and commensurate remuneration that reflects the objectives of the remuneration framework and takes into account shareholder expectations and market conditions.

	Fixed remuneration	Cash and Deferred Plan (CDP)	Long Term Incentive Plan (LTIP)
What is it?	Fixed portion of remuneration that is paid regularly throughout the year.	The CDP is an annual cash and equity-based incentive scheme, providing remuneration over the short, medium and longer term.	The LTIP is a long-term incentive scheme with awards vesting in five years, subject to vesting conditions.
How is it delivered?	Base salary Pension contributions (10% base salary) Other benefits (notional 10% base salary)

One third of the CDP award is paid in cash. The remaining two thirds of the CDP are deferred into two equity awards (Deferred Rights) of equal value over two and five years to encourage retention and sustained medium and longer‑term performance.

The LTIP is delivered in Performance Rights, subject to meeting vesting conditions over a five-year period.
What does it reward and how does it link with strategy?

Competitive and appropriate fixed remuneration is provided to attract, motivate and retain talented and experienced global executives with the right capability to deliver against BHP’s strategic objectives.

		Rewards the annual achievement of strategic goals and outperformance, encourages retention and aligns behaviours towards Our Values.	Rewards sustained, long-term performance and growth aligned with shareholder value creation and Our Values.
How does it link to performance?

Fixed remuneration reflects the global scope and complexity of the role, and the location, skills, performance, qualifications and experience of the individual.

Fixed remuneration is reviewed annually by the Committee to ensure it remains aligned to performance, significant developments, changes in accountabilities and/or external market movements.

CDP award outcomes are annually assessed against a balanced scorecard of metrics linked to the execution of business strategy:


25% Safety and sustainability (including climate)

50% Financial; and

25% Group and personal measures

Under the LTIP, BHP’s performance is assessed against the relative TSR of two comparator groups over the five-year period. TSR provides a valuable comparative, external market performance benchmark and a direct link between Executive KMP reward and shareholder returns.

Vesting of LTIP Performance Rights is subject to specific hurdles outlined on page 117.

Vesting of both the CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year vesting periods, including a review of safety and sustainability performance (including climate), financial performance and conduct. This is an important feature of BHP’s remuneration framework that supports delivery of longer term strategic priorities.

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

The target LTIP value reflects the fair value of the awards, being 50 per cent of the face value, which is 200 per cent of base salary for the CEO and 175 per cent of base salary for other Executive KMP. The maximum LTIP value is based on the face value. The value of CDP and LTIP awards excludes the potential impact of future share price movements.

Paying competitively

BHP is a global company with operations and employees around the world, including in Australia, Canada, Chile and the United States.

>For information on where we operate refer to OFR 2 of this Report

BHP has a diverse and mobile workforce. We offer competitive and equitable remuneration to attract, motivate and retain the talent we need to deliver on our strategy.

To ensure our reward practices remain fit for purpose in a dynamic and highly competitive talent market, we apply a disciplined and data-driven approach. This includes benchmarking our Executive KMP remuneration against comparable positions in global companies of similar scale, complexity and geographic reach with a focus on companies that compete with BHP for leadership talent. We consider factors such as role responsibilities, location, skills, qualifications and experience.

We also conduct regular performance reviews and apply rigorous governance to ensure accountability and alignment with shareholder and stakeholder expectations.

During FY2026, the Committee reviewed other Executive KMP remuneration and determined an increase of four per cent for the CFO and six per cent for the President Americas effective 1 January 2026, to reflect their ongoing performance and development in their roles since their appointments in early 2024. For FY2027, the Committee determined an increase of six per cent for the President Australia, effective 1 September 2026 to reflect ongoing performance and expanded the role scope to which now includes Copper South Australia. Details of the incoming CEO’s (Brandon Craig) remuneration arrangements for FY2027 are set out on page 121.

Key terms of our variable remuneration framework and equity plans for FY2026

The key terms of the FY2026 CDP and the 2026 LTIP are outlined below.

	CDP	LTIP
Description	CDP awards are split into three equal parts – a cash component paid annually and two awards of equity vesting in two and five years, subject to service conditions.	The LTIP is delivered in Performance Rights, which are conditional rights to receive BHP shares subject to service and performance conditions.
Performance period and vesting period

The CDP performance period is one year and performance is assessed against the CDP scorecard. The FY2026 CDP performance period was 1 July 2025 to 30 June 2026.

CDP cash is paid annually following the end of the performance period.

FY2026 CDP Deferred Rights (2 Year) are rights to receive BHP shares subject to a two-year service condition from 1 July 2026 to 30 June 2028.

FY2026 CDP Deferred Rights (5 Year) are rights to receive BHP shares subject to a five-year service condition from 1 July 2026 to 30 June 2031 and a holistic review of performance at the end of the vesting period (outlined below).

The LTIP performance period is five years. The 2026 LTIP performance period is 1 July 2026 to 30 June 2031, with vesting shortly after. The vesting conditions are:

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
•
The number of FY2026 CDP Deferred Rights for each of the two tranches are determined by dividing the overall CDP cash component outcome by the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2026.

•
For the CEO the maximum is 200% of base salary.
•
For other Executive KMP the maximum is 175% of base salary.
•
The minimum potential outcome is zero.
•
The number of 2026 LTIP Performance Rights granted to an Executive KMP is determined by dividing the LTIP value by the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2026.

Performance conditions and assessment

The CDP scorecard is formally assessed after the end of the annual performance period. The Board approves the CEO’s CDP award outcome and the Committee approves CDP award outcomes for the other Executive KMP.

Vesting of 2026 LTIP Performance Rights will depend on BHP’s TSR compared to the following benchmarks over the performance period: • 67% for relative TSR performance compared to the MSCI World

	CDP	LTIP

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

Metals and Mining Index constituents (Sector TSR)
•
33% for relative TSR performance compared to the MSCI World Index constituents (World TSR).

Details of the Sector TSR and World TSR indices can be found here msci.com/our-solutions/indexes

Vesting schedule:

No awards will vest if BHP’s TSR performance is below the 50th percentile. Awards vest at 25% if they are equal to the 50th percentile with vesting increasing on a sliding scale between the 50th percentile to the 80th percentile. Where performance reaches or exceeds the weighted 80th percentile (outperformance) awards vest at 100%.

TSR performance is assessed using a six month averaging period. If the TSR performance condition is not satisfied, no rights will vest and the award will lapse, with no opportunity for retesting.

Vesting

Vesting of both awards of CDP Deferred Rights and LTIP Performance Rights are subject to continued employment with BHP until the vesting date (dependent on the treatment on cessation of employment – see below). CDP Deferred Rights (5 Year) and LTIP Performance Rights are also subject to a holistic review of performance at the end of the five-year vesting period (outlined below).

Executive KMP do not have an entitlement to receive dividends prior to vesting. Dividend Equivalent Payments are made on vesting. The Committee retains discretion to settle CDP Deferred Rights and LTIP Performance Rights in cash.

Discretion

The Committee retains an overarching discretion to vest CDP or LTIP awards, including to lapse any portion or all of CDP or LTIP awards where it considers the vesting outcome does not appropriately reflect Group or individual performance, shareholder expectations or in other circumstances that makes the vesting outcome an inappropriate outcome. The Committee may also determine whether any cash award may be paid, adjusted or not paid or any Deferred Rights or Performance Rights are granted, withheld, vested, forfeited, lapsed or remain subject to dealing restrictions. This mitigates the risk of unintended outcomes.

Holistic review of performance

Vesting of both CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year vesting periods, including a review of:

•
safety and sustainability performance (for example, no material incidents, achievements against operational decarbonisation plans, reduction in GHG emissions against BHP targets)
•
financial performance (including profitability, cash flow, balance sheet health, returns to shareholders)
•
broader factors such as corporate governance and the Executive KMP’s conduct.

Cessation of employment

On cessation of employment for Executive KMP, unless the Board determines otherwise, the following treatment applies:

•
Resignation or termination for cause – all unvested CDP cash awards, CDP Deferred Rights and LTIP Performance Rights lapse.

	CDP	LTIP

•
Death, serious injury, disability or illness – current year CDP cash awards will generally be pro-rated based on performance for that year. All unvested CDP Deferred Rights and LTIP Performance Rights vest.
•
Other cessation circumstances (‘good leaver’) – current year CDP cash and Deferred Rights (2 Year) awards will generally be pro-rated based on performance for that year and paid wholly in cash. The current year CDP Deferred Rights (5 Year) component and current year LTIP Performance Rights will not be granted. For unvested awards granted in previous financial years, CDP Deferred Rights (2 Year) will generally continue on foot and remain subject to their original terms. A pro-rated portion of unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will also generally continue on foot, subject to the original terms of the relevant offer, with the remainder lapsing.

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

Employment terms

The remuneration and employment terms of Executive KMP are formalised in employment contracts that have no fixed term. For the CEO, 12 months’ notice of termination is required by either BHP or the CEO. For other Executive KMP, six months’ notice of termination is required by BHP or the relevant Executive KMP. Executive KMP can be terminated for cause without notice. BHP may require an executive to work through the notice period or make a payment in lieu of notice (including base salary plus pension contributions).

Minimum Shareholding Requirements

BHP has minimum shareholding requirements (MSR) for the CEO and Executive KMP, to promote long-term share ownership and align their interests with those of shareholders. They are expected to build and maintain their MSR over time, primarily through the vesting of equity awards.

The CEO’s MSR is five times annual pre-tax base salary. Other Executive KMP’s MSR are three times annual pre‑tax base salary. For the CEO, a two-year post-employment shareholding requirement applies from the date of cessation of employment, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of cessation.

No Executive KMP sold or purchased shares during FY2026, other than sales to satisfy tax obligations in connection with an employee equity award. At the end of FY2026, the Executive KMP met their MSR, except for Brandon Craig as he was appointed to the ELT and Executive KMP on 1 March 2024 and is continuing to grow his vested shareholding.

Prohibition on hedging of BHP shares and equity instruments

KMP are prohibited from hedging unvested BHP securities or securities held under the MSR. They are also prohibited from using unvested BHP securities as collateral. Vested, unrestricted securities that are not held under the MSR, may be subject to hedging arrangements or used as collateral, provided prior consent is obtained from BHP.

Remuneration for Executive KMP

FY2026 CDP performance outcomes

The Board and the Committee assessed the Executive KMP’s CDP outcomes considering the Group’s performance in FY2026 and performance against the measures in each Executive KMP CDP scorecard.

The level of performance for each scorecard measure is determined based on a range of:

•
threshold – the minimum necessary to qualify for any reward outcome
•
target – where the performance requirements are met
•
maximum – where the performance requirements are significantly exceeded

Summary of CDP outcomes for the CEO (by measure)

The Board’s and the Committee’s assessment of the CEO’s (Mike Henry) performance against the CDP scorecard measures resulted in a FY2026 CDP outcome of 118 per cent against the target of 100 per cent (or 79 per cent against maximum).

The assessment of the CEO’s performance included consideration of the non-cash impairment charge for the Jansen potash project and the Committee considered that no further deduction was required as this matter had been addressed in the FY2025 CDP outcome.

FY2026 CDP performance outcomes – CEO measures

Mike Henry

Safety and sustainability
CDP scorecard targets	Performance outcome

Elimination of significant harm (10%)

No significant (actual level 4) health, safety (including fatalities), environment or community (HSEC) or cultural heritage events during the year.

High Potential Injury (HPI) Frequency rate (HPI/million hours worked) is equal to or less than 0.09.

Outcome: Maximum

•
There were no fatalities or other significant (actual level 4) HSEC or cultural heritage events during FY2026 at our operated assets.
•
The FY2026 HPIF result for the Group was 0.07, achieving a maximum outcome and reflecting improved safety performance across the business.

Health and Safety (5%)

Completion of FY2026 vehicle interaction control improvement plan deliverables by operating Assets.

Operating Assets to undertake FY2026 baseline assessments for material occupational exposures to inform FY2027 exposure reduction plans.

Outcome: Between target and maximum

•
All operating Assets delivered their FY2026 vehicle interaction control improvement plans.
•
FY2026 baseline assessments for material occupational exposures were delivered by all operating Assets except Copper SA. All operating Assets developed FY2027 material occupational exposure reduction plans ready for implementation.

Climate and Environment (10%)

FY2026 reported operational greenhouse Gas (GHG) emissions are equal to, or below 9.5Mt Co2-e.

Continue R9400 Digger trial and deliver proof of concept trial milestones for battery electric haul trucks and locomotives at WAIO.

Deliver FY2026 actions in the climate adaptation work program.

Deliver 95% of FY2026 water stewardship priorities including water quality and context-based water targets.

Develop a strategy for alternative pathways to diesel emissions reductions.

Document a Traditional Owner co-design strategy for two projects from the Healthy environment goal roadmap.

Outcome: Between threshold and target

•
For FY2026, while asset-level performance varied, Group-level performance was marginally (less than 1%) above the scorecard target. Based on a review of actual production at certain operated assets relative to budget, performance was approximately 1% above the production-adjusted budget, resulting in a Threshold outcome
•
The operational decarbonisation trials and climate adaptation work program actions were achieved.
•
The water stewardship priorities, diesel emissions reductions pathways and Healthy environment goal roadmap deliverables were achieved.

The FY2026 S&S outcome for the CEO was 31% against the target of 25%
Financial

ROCE (50%)

The target underlying return on capital employed (ROCE) was 14.9%, with a threshold of 12.7% and a maximum of 16.9%.

ROCE is an indicator of the Group’s capital efficiency to generate profit. It is calculated as underlying profit after tax (excluding after tax finance costs and exceptional items) divided by average capital employed.

When assessing ROCE for remuneration purposes, we adjust the outcome to remove the impact of factors that are largely outside management’s control. These include changes in commodity prices, foreign exchange movements and other material items that differ from the assumptions used when targets were set. This ensures the assessment focuses on management performance rather than external market conditions. Historically, movements in commodity prices have been the most significant adjustment due to their volatility and impact on revenue and ROCE.

When setting the ROCE target, the Committee considers the risks and opportunities across BHP’s businesses and the level of performance shareholders would reasonably view as strong. The threshold represents the minimum performance required for any reward, while the maximum reflects stretch performance. The range below target is wider than above target, reflecting greater downside risk due to physical and regulatory asset constraints. In setting the maximum, the Committee also avoids incentives that could encourage short‑term decision‑making beyond BHP’s risk appetite or operational capacity.

Outcome: Target

BHP reported FY2026 ROCE of 26.1%. After adjusting for the factors outlined below, ROCE was 14.9%, which was at target. The adjustments were made to ensure the outcomes appropriately reflected management performance during the year:

•
The full elimination of commodity prices and exchange rate movements reduced ROCE by 9.6 percentage points.
•
Adjustments for other items reduced ROCE by 1.6 percentage points primarily to align the CDP ROCE outcome with the same basis on which the FY2026 ROCE target was set. These included reversing the Group’s balance sheet impacts of the Potash impairment and the Antamina Silver Streaming arrangement.

Following a review of the FY2026 exceptional items (refer to Financial Statements note 3 ‘Exceptional items’), the Committee determined that no further adjustments were required in calculating the FY2026 ROCE CDP outcome.

The FY2026 ROCE outcome for the CEO was 50% against the target of 50%.
Group and personal
CDP scorecard targets	Performance outcome
People Year-on-year reduction in HPIF. Increase BHP Employee Perception Survey engagement score.	Outcome: Between target and maximum • FY2026 HPIF reduced by 27% year-on-year to 0.07. • Employee Perception Survey engagement score was slightly below target.

Performance

Achieve an average BHP Operating System (BOS) Operational Excellence Index (OEI) score of 50 across all operations.

Delivery of key Samarco outcomes

Deliver the Digital Strategy targets

Strengthen partnerships with Indigenous suppliers.

Outcome: Maximum

•
BOS OEI target achieved, with an average score of 52 across all operations.
•
Progress made across key Samarco matters.
•
Digital Strategy delivery above target.
•
Strong progress made on multi-year contracts with Indigenous suppliers.

Portfolio

Limit capital growth across the major projects portfolio.

Minerals Americas and Copper South Australia growth projects to deliver projected copper equivalent production.

Review and update BHP’s capital allocation framework.

Outcome: Maximum

•
Capital growth across major projects remained well below target.
•
Good progress made on copper growth pathways across Minerals America and Copper South Australia.
•
Update BHP’s Capital Allocation Framework complete.

The FY2026 Group and personal outcome for the CEO was 37% against the target of 25%.

Summary of CDP performance outcomes for other Executive KMP

The FY2026 CDP scorecard performance measures, weightings and overall average outcomes for other Executive KMP are illustrated below. The Committee assessed performance against these measures, each with a target of 100 percent. This resulted in overall FY2026 CDP outcomes of 118 per cent for the CFO (79 per cent against maximum), 115 per cent for the President Americas (77 per cent against maximum), and 115 per cent for the President Australia (77 per cent against maximum).

The Group and personal measures for other Executive KMP reflects their contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. The FY2026 CDP target weightings and performance measures for the CFO (‘Other Executive KMP without region responsibility’) are similar to those of the CEO outlined above. The target weightings and performance measures for the President Americas and President Australia (‘Other Executive KMP with region responsibility’) vary to reflect the focus required on both Group and regional measures.

The assessment of the Executive KMPs’ performance included consideration of the non-cash impairment charge for the Jansen potash project and the Committee considered that no further deduction was required as this matter had been addressed in the FY2025 CDP outcome.

2021 LTIP performance outcomes

The five-year performance period for the 2021 LTIP Performance Rights for relevant Executive KMP ended on 30 June 2026. Vesting is subject to satisfaction of the service condition, the achievement of the relative TSR performance conditions, and a holistic review of performance at the end of the five-year vesting period.

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

LTIP vesting is based on BHP’s relative TSR performance against the Sector Group and World TSR comparator groups, weighted 67 per cent and 33 per cent respectively. No vesting occurs unless BHP’s TSR reaches at least the 50th percentile of these comparator groups, at which point 25 per cent of the LTIP vests. Full vesting occurs where BHP’s TSR is at or above the 80th percentile.

For the 2021 LTIP Performance Rights to vest in full, BHP’s TSR over the five‑year performance period from 1 July 2021 to 30 June 2026 was required to be at or above the 80th percentile of the Sector Group and World TSR comparator groups.

BHP’s relative TSR performance was 80 per cent over the 2021 LTIP performance period. This outcome is:


Above the 50th percentile of the Sector Group TSR of 74 per cent, but below the 80th percentile of the Sector Group TSR of 131 per cent, and

Above the 50th percentile of the World TSR of 52 per cent, but below the 80th percentile of the World TSR of 120 per cent.

This level of performance results in 40 per cent vesting for the 2021 LTIP Performance Rights. The value of the CEO’s (Mike Henry) vested 2021 LTIP Performance Rights is detailed in FY2026 remuneration received by the CEO.

The graph below shows BHP’s performance relative to comparator groups.

Outcome of the holistic review of performance

Vesting of CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of BHP’s performance on safety, sustainability (including climate change), financial, corporate governance and conduct at the end of the five‑year vesting periods. The rules and terms of the CDP and LTIP awards provide the Committee with an overarching discretion to reduce the number of awards that will vest, notwithstanding that performance conditions have been met. This is applied as a test before vesting is confirmed and is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give unexpected or unintended remuneration outcomes. The Committee undertakes an assessment and considers its discretion carefully each year ahead of the scheduled vesting of CDP Deferred Rights (5 Year) and LTIP Performance Rights.

In respect of the vesting of the FY2021 CDP Deferred Rights (5 Year) and 2021 LTIP Performance Rights, the Committee undertook a holistic review of performance over the five-year period (from FY2022 to FY2026). The Committee noted BHP’s continued progress in S&S outcomes (noting, however, the two fatalities in FY2023 and one in FY2024 were taken into account in determining CDP outcomes for those years), strong operational performance with improving production and cost performance, and significant returns to shareholders.

In respect of the vesting of FY2021 CDP Deferred Rights (5 year) and the 2021 LTIP Performance Rights, the Committee did not identify any reason to exercise its downwards discretion.

Five-year share price, dividend and earnings history

The following table outlines BHP’s historical financial performance. These elements impact the CDP scorecard outcomes and LTIP performance outcomes. The highest and lowest closing share price during FY2026 were A$65.59 and A$36.57, respectively.

	FY2026	FY2025	FY2024	FY2023	FY2022
Share price at beginning of year (A$)	36.57	43.30	45.26	40.05	48.22
Share price at end of year (A$)	59.40	36.75	42.68	44.99	41.25
Dividends paid (A$)	1.96	1.90	2.35	3.92	10.18[1]
Attributable profit (US$ million, as reported)	9,833	9,019	7,897	12,921	30,900

1.
The FY2022 dividends paid includes A$5.38 in respect of the in-specie dividend associated with the merger of the Petroleum business with Woodside.

CEO transition – remuneration arrangements

As announced on 18 March 2026, the Board appointed Brandon Craig to the position of CEO and Director of BHP Group Limited, effective 1 July 2026. Brandon succeeds Mike Henry, who stepped down on 30 June 2026 after six and a half years in the role.

Incoming CEO – Brandon Craig

The Board confirmed the following remuneration arrangements effective from 1 July 2026:

•
Base salary of US$1,900,000 per annum
•
Superannuation/pension plan 10 per cent of base salary
•
CDP and LTIP opportunity that is consistent with the current CEO’s incentive arrangements including:
•
CDP target opportunity (at risk) of 240% of base salary, with a maximum opportunity of 360% of base salary and a minimum potential outcome of zero
•
LTIP target opportunity (at risk) of 200% of base salary
•
BHP will seek shareholder approval for Brandon’s FY2026 CDP Deferred Rights and 2026 LTIP Performance Rights at its upcoming 2026 AGM in October.
•
One-off relocation allowance to support the CEO’s relocation from Chile to Melbourne of US$451,000 gross.
•
12 month notice period, and MSR and post-employment shareholding requirement that is consistent with the former CEO’s arrangements.

Other benefits (notional 10% of base salary) may be approved by the Committee from time to time and include tax return preparation, financial planning/advice, partner travel, car parking and health insurance.

Outgoing CEO – Mike Henry

Mike stepped down as CEO on 30 June 2026, and will continue to provide support for the period to 30 November 2026 (his employment end date). He will receive his contractual entitlements and benefits outlined below:

•
Payment of his fixed remuneration up to his employment end date, and four months payment in lieu of notice
•
Payment of statutory accrued leave entitlements
•
Participation in the FY2026 CDP award with CDP Deferred Rights (5 Year) component to be pro-rated to the employment end date
•
No participation in the 2026 LTIP Performance Rights
•
Unvested CDP Deferred Rights (2 Year) will continue on foot and vest in the ordinary course
•
Unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will be pro-rated to the employment end date and remain on foot, with vesting occurring in the ordinary course subject to satisfaction of the applicable vesting conditions.
•
Other benefits including health insurance, relocation support and tax return preparation in required countries for the period relating to his employment.

In addition, Mike must comply with a two-year post-employment shareholding requirement from cessation of his employment, which will be the lower of Mike’s MSR or his actual shareholding at the date of his cessation.

FY2026 remuneration received by the CEO (Mike Henry)

The table below is a voluntary, non-statutory and unaudited disclosure of the remuneration received by the CEO during FY2026 and FY2025. It differs from the audited remuneration disclosed in accordance with the Australian Accounting Standards (refer to KMP remuneration table and Financial Statements note 25 ‘Key Management Personnel’) and is intended to provide greater transparency for shareholders by reflecting actual remuneration received.

The difference between the remuneration disclosure in the table below and the KMP remuneration table primarily relates to CDP and LTIP awards. Under Australian Accounting Standards the statutory remuneration calculation requires the fair value of CDP and LTIP awards to be calculated at the time of grant and amortised over the relevant vesting periods irrespective of actual performance outcomes or amounts ultimately received by the executive.

US$(’000)		FY2026	FY2025
Mike Henry	Base salary	1,957	1,881
	Benefits[1]	89	54
	Pension[2]	196	188
	CDP[3]	5,542	4,965
	LTIP[4]	2,467	1,967
	Total	10.251	9,055

1.
Benefits are non-pensionable and include net movements in leave balances, private health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries.
2.
FY2026 and FY2025 pension contributions were provided based on 10 per cent of base salary.
3.
The values shown are CDP award outcomes earned based on performance against the CDP scorecard during FY2026 and FY2025. The FY2026 CDP award will be provided one third in cash in September 2026, one third in CDP Deferred Rights (2 Year) vesting at the end of FY2028, with the remaining number of CDP Deferred Rights (5 Year) being pro-rated vesting at the end of FY2031. The FY2025 CDP Deferred Rights (5 years) award will be similarly pro-rated.
4.
The values shown are LTIP outcomes vested during FY2026 and FY2025 in respect of LTIP Performance Rights granted in 2021 and 2020, respectively. The 2021 LTIP Performance Rights value in FY2026 is an estimate calculated on the average share price for the month of July 2026 (which will be updated in subsequent disclosures). The 2020 LTIP Performance Rights value in FY2025 is an updated value from the 2025 Remuneration Report and is calculated on the actual share price on the vesting date.

Remuneration for Non-executive Directors

Competitive fees and benefits are paid to attract and retain appropriately skilled and globally experienced individuals to BHP’s Board.

Shareholders approved the maximum aggregate fee pool for Non‑executive Directors of US$3.8 million per annum. The fee pool was approved by shareholders at the 2008 AGM. Travel allowances and non‑monetary benefits are not included in this limit.

Non-executive Directors do not have any performance-based at‑risk remuneration and do not receive any equity awards as part of their remuneration.

Non-executive Director fees

The Group Chair is paid a single fee for all responsibilities. All other Non-executive Directors are paid a base fee and relevant Committee membership fees. Committee Chairs and the Senior Independent Director are paid a fee to reflect their extra responsibilities.

All fee levels are reviewed annually. Annual reviews consider global benchmarking and advice provided by external advisers, as required. Fee levels reflect the size and complexity of the Group, market benchmarking and the financial performance of the Group. Consideration is also given to salary reviews across the rest of the Group.

Where the payment of pension contributions is required by law, these contributions are deducted from the Director’s overall fee entitlements.

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus relevant Committee membership fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration. Thereafter they must maintain at least that level of shareholding throughout their tenure. At the end of FY2026, all Non-executive Directors met their MSR other than Mark Vassella who joined the Board on 1 June 2026.

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

Letters of appointment

The Board has entered into a letter of appointment with each Non‑executive Director that contains the terms on which the Non-executive Directors will be appointed. Non-executive Directors are also indemnified by BHP Group Limited. The Board has adopted a policy under which all Non-executive Directors must seek re-election at the AGM each year. As a result of requiring re‑election each year, Non‑executive Directors do not have a fixed term in their letter of appointment.

A Non-executive Director may resign on reasonable notice. No payments are made to Non-executive Directors on loss of office.

FY2027 fees and allowances

A benchmarking assessment undertaken during FY2026 identified that the base annual fees for the Chair and Non-executive Directors were no longer aligned with market benchmarks for comparable roles at relevant global peer companies. As a result the Board determined that the base annual fees for the Chair and Non-executive Directors will increase by 10 per cent with effect 1 July 2026. The increases are within the current Non-executive Director fee pool, as approved by shareholders in 2008 and reflect the expectations, accountabilities and workloads of each of the Chair and Non-executive Directors. There is no change to the fees for other Committee roles or other allowances in FY2027.

The below table sets out the annualised total remuneration and total fixed fees for FY2026 and FY2027.

Levels of fees and travel allowances for Non-executive Directors (in US$)	FY2026	FY2027
Group Chair’s base annual fee	962,000	1,058,200
Base annual fee	175,000	193,000
Plus additional fees for:
Senior Independent Director	53,000	53,000
Committee Chair:
Risk and Audit	66,000	66,000
People and Remuneration	45,000	45,000
Sustainability	45,000	45,000
Nomination and Governance	No additional fee	No additional fee
Committee membership:
Risk and Audit	32,500	32,500
People and Remuneration	27,500	27,500
Sustainability	27,500	27,500
Nomination and Governance	18,000	18,000
Travel allowance:[1]
In excess of 3 hours and less than 10 hours	7,000	7,000
10 hours or more	15,000	15,000

1.
The travel time thresholds relate to a flight time in excess of three hours to travel to the meeting location (i.e. one-way flight time). Only one travel allowance is paid per round trip.

Statutory remuneration and other disclosures

Executive KMP remuneration table

This table details the payments and benefits of Executive KMP for the period they were KMP. It has been prepared in accordance with the applicable Australian Accounting Standards. There were no sign-on bonuses or termination payments during FY2026. There were no transactions or loans between Executive KMP (including their related parties) and the Group or any of our subsidiaries during FY2026.

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

US$ (‘000)		Short-term benefits			Post- employment benefits	Share-based payments
Name	Financial year	Base salary	CDP cash[1]	Other benefits [2]	Pension	CDP Deferred Rights (2 and 5Year)	LTIP Performance Rights	Total reward
Mike Henry	FY2026	1,957	1,847	89	196	3,551	2,230	9,870
	FY2025	1,881	1,655	54	188	2,608	2,123	8,509
Brandon Craig	FY2026	948	871	85	95	995	868	3,862
	FY2025	860	811	91	86	512	794	3,154
Vandita Pant	FY2026	1,123	1,059	84	112	1,659	904	4,941
	FY2025	1,060	933	67	106	1,298	773	4,237
Geraldine Slattery	FY2026	1,138	1,046	67	114	1,719	1,097	5,181
	FY2025	1,087	999	26	109	1,470	990	4,681
1.
The FY2026 CDP cash component will be paid in September 2026.
2.
Other short-term benefits include non-monetary items such as health insurance, car parking, fringe benefits tax, relocation costs, and personal tax return preparation in required countries.

Non-executive Directors remuneration table

This table details the payments and benefits of Non-executive Directors for the period they were Non-executive Directors in accordance with the applicable Australian Accounting Standards. No termination benefits were paid to Non-executive Directors. There were no transactions or loans between Non-executive Directors (including their related parties) and the Group or any of our subsidiaries during FY2026.

US$ (‘000)		Short-term		Post-employment
Name	Financial year	Base and committee fees	Other benefits[1]	Pension	Total reward
Xiaoqun Clever-Steg	FY2026	190	76	18	284
	FY2025	195	76	13	284
Gary Goldberg	FY2026	274	113	–	387
	FY2025	274	75	–	349
Michelle Hinchliffe	FY2026	259	82	–	341
	FY2025	259	75	–	334
Don Lindsay	FY2026	220	90	15	325
	FY2025	227	52	8	287
Ross McEwan	FY2026	942	89	20	1,051
	FY2025	400	66	19	485
Christine O’Reilly	FY2026	250	22	20	292
	FY2025	266	51	5	322
Catherine Tanna	FY2026	245	37	20	302
	FY2025	246	36	19	301
Mark Vassella[2]	FY2026	17	15	2	34
Dion Weisler	FY2026	210	37	20	267
	FY2025	211	36	19	266

1.
Other short-term benefits include travel allowances, fringe benefits tax and personal tax return preparation in required countries.
2.
The FY2026 remuneration for Mark Vassella relates to part of the year only, as he joined the Board on 1 June 2026.

Equity awards

This table details the Executive KMP equity incentives which were granted, vested or lapsed during the reporting period, and were otherwise ‘on foot’. Each CDP Deferred Right or LTIP Performance Right is a right to acquire one ordinary share in BHP Group Limited upon satisfaction of the vesting conditions.

Executive KMP were KMP during the entire reporting period.

Award type[1]	Date of grant	At 1 July 2025	Granted	Vested[3]	Lapsed/ forfeited	At 30 June 2026	Vesting date (estimate)	Market price on grant date[2]	Market price on vesting date	Gain on awards (‘000)	DEP on awards (‘000)
Mike Henry[4]
2025 CDP(5 Year	31 Oct 25	–	63,669	–	–	63,669	Aug 30	A$43.45
2025 CDP(2 Year	31 Oct 25	–	63,669	–	–	63,669	Aug 27	A$43.45
2024 CDP(5 Year	8 Nov 24	35,042		–	–	35,042	Aug 29	A$43.40	–	–	–
2024 CDP(2 Year)	8 Nov 24	35,042		–	–	35,042	Aug 26	A$43.40	–	–	–
2023 CDP(2 Year)	8 Nov 23	43,106	–	43,106	–	–	Aug 28	A$44.70	–	–	–
2023 CDP(5 Year)	8 Nov 23	43,106	–	–	–	43,106	22 Aug 25	A$44.70	A$42.00	A$1,810	A$185
2022 CDP(5 Year)	22 Nov 22	44,335	–	–	–	44,335	Aug 27	A$43.48	–	–	–
2021 CDP(5 Year)	23 Nov 21	55,246	–	–	–	55,246	Aug 26	A$38.05	–	–	–
2020 CDP(5 Year)	20 Oct 20	49,692	–	49,692	–	–	22 Aug 25	A$35.90	A$42.00	A$2,087	A$809
2025 LTIP	31 Oct 25	–	151,581	–	–	151,581	Aug 30	A$43.45
2024 LTIP	8 Nov 24	127,848	–	–	–	127,848	Aug 29	A$43.40	–	–	–
2023 LTIP	8 Nov 23	125,124	–	–	–	125,124	Aug 28	A$44.70	–	–	–
2022 LTIP	22 Nov 22	118,853	–	–	–	118,853	Aug 27	A$43.48	–	–	–
2021 LTIP	23 Nov 21	120,099	–	–	–	120,099	Aug 26	A$38.05	–	–	–
2020	20 Oct 20	157,138	–	51,856	105,282	-	22 Aug 25	A$35.90	A$42.00	A$2,178	A$845

LTIP
Brandon Craig
2025 CDP(5 Year	31 Oct 25	–	31,215	–	–	31,215	Aug 30	A$43.45
2025 CDP(2 Year	31 Oct 25	–	31,215	–	–	31,215	Aug 27	A$43.45
2024 CDP(5 Year	8 Nov 24	5,835		–	–	5,835	Aug 29	A$43.40	–	–	–
2024 CDP(2 Year)	8 Nov 24	5,835		–	–	5,835	Aug 26	A$43.40	–	–	–
2025 LTIP	31 Oct 25	–	61,490	–	–	61,490	Aug 30	A$43.45
2024 LTIP	8 Nov 24	47,276		–	–	47,276	Aug 29	A$43.40	–	–	–
FY24 MAP	8 Dec 23	23,600	–	–	–	23,600	Aug 28	A$47.74	–	–	–
FY24 MAP	8 Dec 23	23,600	–	–	–	23,600	Aug 27	A$47.74	–	–	–
FY24 MAP	27 Sep 23	23,600	–	–	–	23,600	Aug 26	A$43.49	–	–	–
FY23 MAP	21 Sep 22	19,938	–	19,938	–	-	22 Aug 25	A$37.96	A$42.00	A$837	-
Vandita Pant
2025 CDP (5 Year	31 Oct 25	–	35,876	–	–	35,876	Aug 30	A$43.45
2025 CDP(2 Year	31 Oct 25	–	35,876	–	–	35,876	Aug 27	A$43.45
2024 CDP(5 Year	8 Nov 24	20,470	–	–	–	20,470	Aug 29	A$43.40	–	–	–
2024 CDP(2 Year)	8 Nov 24	20,470	–	–	–	20,470	Aug 26	A$43.40	–	–	–
2023 CDP (5 Year)	8 Nov 23	22,682	–	–	–	22,682	Aug 28	A$44.70	–	–	–
2023 CDP (2 Year)	8 Nov 23	22,682	–	22,682	–	-	22 Aug 25	A$44.70	A$42.00	A$953	A$97
2022 CDP (5 Year)	22 Nov 22	17,834	–	–	–	17,834	Aug 27	A$43.48	–	–	–

2021 CDP (5 Year)	23 Nov 21	20,347	–	–	–	20,347	Aug 26	A$38.05	–	–	–
2025 LTIP	31 Oct 25	–	74,059	–	–	74,059	Aug 30	A$43.45
2024 LTIP	8 Nov 24	60,277	–	–	–	60,277	Aug 29	A$43.40	–	–	–
2023 LTIP	8 Nov 23	45,632	–	–	–	45,632	Aug 28	A$44.70	–	–	–
2022 LTIP	22 Nov 22	43,296	–	–	–	43,296	Aug 27	A$43.48	–	–	–
2021 LTIP	23 Nov 21	34,440	–	–	–	34,440	Aug 26	A$38.05	–	–	–
2020 MAP	20 Oct 20	27,731	–	27,731	–	-	22 Aug 25	A$35.90	A$42.00	A$1,165	A$452
Geraldine Slattery
2025 CDP(5 Year)	31 Oct 25	–	38,453	–	–	38,453	Aug 30	A$43.45
2025 CDP(2 Year)	31 Oct 25	–	38,453	–	–	38,453	Aug 27	A$43.45
2024 CDP (5 Year	8 Nov 24	19,981	–	–	–	19,981	Aug 29	A$43.40	–	–	–
2024 CDP(2 Year)	8 Nov 24	19,981	–	–	–	19,981	Aug 26	A$43.40	–	–	–
2023 CDP (5 Year	8 Nov 23	22,870	–	–	–	22,870	Aug 28	A$44.70	–	–	–
2023 CDP(2 Year)	8 Nov 23	22,870	–	22,870	–	-	Aug 25	A$44.70	A$42.00	A$961	$98
2022 CDP (5 Year	22 Nov 22	23,784	–	–	–	23,784	Aug 27	A$43.48	–	–	–
2021 CDP (5 Year	23 Nov 21	28,258	–	–	–	28,258	Aug 26	A$38.05	–	–	–
2020 CDP (5 Year	20 Oct 20	28,562	–	28,562	–	-	22 Aug 25	A$35.90	A$42.00	A$1,200	A$465
2025 LTIP	31 Oct 25	–	77,089	–	–	77,089	Aug 30	A$43.45
2024 LTIP	8 Nov 24	65,004	-	–	–	65,004	Aug 29	A$43.40	–	–	–
2023	8 Nov 23	61,359	–	–	–	61,359	Aug 28	A$44.70	–	–	–

LTIP
2022 LTIP	22 Nov 22	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
2021 LTIP	23 Nov 21	52,543	–	–	–	52,543	Aug 26	A$38.05	–	–	–
2020 LTIP	20 Oct 20	60,660	–	20,018	40,642	-	22 Aug 25	A$35.90	A$42.00	A$841	A$326

1.
BHP senior management who are not KMP receive long-term incentive awards under BHP’s Management Award Plan (MAP). This table reflects MAP awards received by Executive KMP prior to commencement as KMP. More information on the MAP can be found in Financial Statements note 26 ‘Employee share ownership plans’ section of the Financial Report.
2.
The IFRS fair value on the grant date in FY2026 for the CDP Deferred Rights was A$44.37 and LTIP Performance Rights was A$26.44.
3.
The percentage that vested during FY2026 are as follows: CDP Deferred Rights 100% and LTIP Performance Rights 33%.
4.
As disclosed in the ‘CEO transition – remuneration arrangements’ Mike Henry’s unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will be pro-rated on his cessation of employment from BHP.

Additional information regarding the prior year incentive awards that are ‘on foot’ can be found in the Remuneration Report of the relevant year in which the grant was made. There has been no alteration to the terms and conditions of any grants since the grant date. Related parties of Executive KMP do not hold interests under BHP’s employee equity plans.

BHP’s shareholders approved the grant of FY2025 CDP Deferred Rights and 2025 LTIP Performance Rights to the CEO in accordance with ASX Listing Rule 10.14 at the 2025 AGM.

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

For KMP that commenced as KMP during the reporting period, the ‘At 1 July 2025’ value reflects the shares held at the date they commenced as KMP. For KMP that ceased to be KMP during the reporting period, the ‘At 30 June 2026’ value reflects the shares held at the date they ceased being KMP.

	At 1 July 2025	Purchased	Received as remuneration	Sold	At 30 June 2026
Executive KMP
Mike Henry	478,035	–	144,654	66,295	556,394
Brandon Craig	36,585	–	19,938	8,684	47,839
Vandita Pant	211,935	–	50,413	11,413	250,935
Geraldine Slattery[1]	238,028	–	71,450	32,479	276,999
Non-executive Directors
Xiaoqun Clever-Steg	10,000	–	–	–	10,000
Gary Goldberg[2]	24,000	–	–	–	24,000
Michelle Hinchliffe	12,330	–	–	–	12,330
Don Lindsay	10,000	–	–	–	10,000
Ross McEwan	45,000	–	–	–	45,000
Christine O’Reilly	10,620	–	–	–	10,620
Catherine Tanna	10,400	–	–	–	10,400
Mark Vassella[3]	4,825	–	–	–	4,825
Dion Weisler	11,494	–	–	–	11,494

1.
2,042 of Geraldine Slattery’s shares were held in the form of American Depositary Shares.
2.
12,000 of Gary Goldberg’s shares were held in the form of American Depositary Shares.
3.
Shares shown as held by Mark Vassella at 1 July 2025 is the balance held at the date of joining the Board on 1 June 2026.

This Remuneration Report was approved by the Board on 18 August 2026 and signed on its behalf by:

/s/ Christine O'Reilly

Christine O’Reilly

Chair, People and Remuneration Committee

18 August 2026

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

Financial Statements

Refer to the pages beginning on page F-1 in this Annual Report

Additional information

Contents

1 Information on mining operations

2 Financial information summary

3 Financial information by commodity

4 Production

5 Major projects

6 Mineral resources and mineral reserves

7 People – performance data

8 Legal proceedings

9 Shareholder information

9.1 History and development

9.2 Markets

9.3 Organisational structure

9.4 Constitution

9.5 Share ownership

9.6 Dividends

9.7 American Depositary Receipts fees and charges

9.8 Supplemental cybersecurity disclosures for US reporting

9.9 Government regulations

10 Glossary

1.
Information on mining operations

Minerals Australia

Iron ore mining operations

The following table contains additional details of our iron ore mining operations. This table should be read in conjunction with OFR 4.2 and the production table and reserves and resources tables in Additional information 4 and 6.

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

Mine & location
WAIO	Pilbara region, Western Australia Jimblebar Bill’s Hill, Eastern Syncline and Mt Helen (jointly called Western Ridge deposits) Ministers North
Jimblebar operation*
Means of access

Private road

Jimblebar ore is transported via overland conveyor (12.4 km) and by Mt Newman JV-owned rail to Port Hedland (428 km)

The Western Ridge deposits are located close to Newman Operations and all production will be trucked and/or transported via overland conveyor

The Ministers North deposit is located close to Yandi operations, and all production will be trucked to Yandi

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

This sublease agreement expired in March 2018

Ore was first produced from the newly commissioned Jimblebar Hub in late 2013

Jimblebar sells ore to the Newman JV proximate to the Jimblebar Hub

Production at Western Ridge commenced in FY2022

Ministers North feasibility study completed and the project has moved into execution, with production due to commence in FY2029

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
Power source

Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station

Power consumed in port operations is supplied via a contract with APA Group

Processing plants and other available facilities

3 primary crushers, ore handling plant, train load out, stockyard blending facility and supporting mining hub infrastructure (nominal capacity 71 Mtpa)

Production from the Western Ridge deposits will be processed through a new crusher (under construction) and existing processing facility for Newman operations

Ore from Ministers North will be transported using haul trucks for further processing at the existing facility for Yandi operations

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
POSMAC joint venture
Means of access

Private road

POSMAC JV sells ore to Mt Goldsworthy JV at Mining Area C

Ore is transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland

Mt Goldsworthy JV railway spur links Mining Area C to Yandi JV’s railway spur

Type and amount of ownership	BHP Minerals 65% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7% POS-Ore 20%
Operator	BHP

Title, leases or options and acreage involved	Sublease over part of Mt Goldsworthy Mining Area C mineral lease that expires on the earlier of termination of the mineral lease or the end of the POSMAC JV ML281SA – approximately 56,335 hectares
History and stage of property	Production stage Production commenced in October 2003 and ceased in January 2026. POSMAC JV sells all ore to Mt Goldsworthy JV at Mining Area C
Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba
Power source

Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station

Power consumed in port operations is supplied via a contract with APA Group

Processing plants and other available facilities	POSMAC sells all ore to Mt Goldsworthy JV, which is then processed at Mining Area C
Key permit conditions	Key permit conditions of POSMAC joint venture are captured within the Mount Goldsworthy joint venture key permit conditions outlined above

Coal mining operations

The following table includes details about our mining operations as at 30 June 2026.

This table should be read in conjunction with OFR 4.3 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location
BHP Mitsubishi Alliance (BMA)	All mining operations are in Bowen Basin, Queensland Australia Goonyella Riverside Broadmeadow Caval Ridge Peak Downs Saraji and Saraji South mines
Central Queensland Coal Associates joint venture
Means of access	Public road Coal transported by rail to Hay Point Coal Terminal Distances between the mines and port are between 191 km and 212 km
Type and amount of ownership	BHP 50% Mitsubishi Development 50%
Operator	BMA
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

Mining is permitted to continue under the legislation during the renewal application period

All required renewal applications were lodged and pending a decision from the Minister

History and stage of property

Production stage

Production commenced at:

  Goonyella Riverside in 1971 (Goonyella in 1971, Riverside in 1989)

  Peak Downs in 1972

  Saraji in 1974

  Saraji South (Norwich Park) in 1979

  Broadmeadow (longwall operations) in 2005

  Caval Ridge in 2014

Production at Saraji South (formerly Norwich Park) ceased in May 2012. Since October 2022, limited product has been sourced from Saraji South for processing at Saraji. In December 2025, Saraji South mine was placed into a period of care and maintenance

Mine type & mineralisation style

All open-cut except Broadmeadow (longwall underground)

Bituminous coal is mined from the Permian Moranbah Coal measures

Products range from premium-quality, low-volatile, high‑vitrinite hard coking coal to medium-volatile hard coking coal

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

Mine & location
New South Wales Energy Coal	Approximately 126 km northwest of Newcastle, New South Wales, Australia
Mt Arthur Coal
Means of access	Public road Coal transported by third-party rail
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	New South Wales Energy Coal holds 9 mining leases, 2 subleases and 1 exploration licence Total mining leases approximately 8,346 hectares
History and stage of property

Production stage

Production commenced in 2002 (previous operations dating to the early 1960s)

Approval to expand mining granted in 2010 with an additional area also granted by an approval modification in 2014

In FY2022, BHP announced our decision to transition Mt Arthur Coal to closure in 2030, based on the mine reaching the end of its economic life. In FY2026, BHP received the final approval from the Federal Government following the approval from the NSW Government to extend mining activities at Mt Arthur Coal for an additional four years, from July 2026 to June 2030

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

Nickel mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.4 and the production table and reserves and resources tables in Additional information 4 and 6.

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
Title, leases or options and acreage involved

Mining leases granted by Western Australian Government

Key leases expire between 2029 and 2037

First renewal of 21 years is as a right. Further renewals at Minister’s discretion

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
Key permit conditions

Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement, which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

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
Title, leases or options and acreage involved

Mineral lease granted in accordance with State Agreement ratified by the Nickel (Agnew) Agreement Act 1974

Mining leases granted by Western Australian Government

Key leases expire between 2029 and 2046

Renewals of principal mineral lease in accordance with State Agreement ratified by the Nickel (Agnew) Agreement Act 1974

Mining leases first renewal of 21 years is a right. Further renewals at Minister’s discretion

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
Key permit conditions

Use of the land for the purposes set out by the Western Australian Government under the Nickel (Agnew) Agreement Act 1974 and granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement, which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location
Nickel West	450 km north of Kalgoorlie, Western Australia
Cliffs mine
Means of access	Private road Nickel ore transported by road to Leinster or Mt Keith for further processing
Type and amount of ownership	BHP 100%
Operator	BHP

Title, leases or options and acreage involved

Mining leases granted by Western Australian Government

Key leases expire between 2026 and 2046

First renewal of 21 years is as of right. Further renewals at Minister’s discretion

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
Key permit conditions

Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement, which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location
West Musgrave Project	Musgrave Province, Western Australia
Means of access	Public road
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

The Project contemplates 2 copper and nickel deposits (Babel pit and Nebo pit) within the West Musgrave Ranges of Western Australia

Mining lease granted by Western Australian Government

Key mining lease expires 2043

First renewal of 21 years is as a right. Further renewals at Minister’s discretion

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

Nickel West operations transitioned to temporary suspension in the period ending 31 December 2024

Copper South Australia

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.1 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location
Olympic Dam	560 km northwest of Adelaide, South Australia
Means of access	Public road Final product transported by road and rail
Type and amount of ownership	BHP 100%
Operator	BHP
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

Nominal milling capacity raised to 11 Mtpa in 2023

Mine type & mineralisation style	Underground Large poly-metallic deposit of iron oxide-copper-uranium-gold mineralisation

Power source

Electricity transmitted via BHP’s 275 kV power line from Port Augusta and ElectraNet’s system upstream of Port Augusta

Power is sourced from the local grid, which is supplied under a retail contract, currently supplemented by a Power Purchase Agreement with Neoen

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

2 grinding circuits

Nominal milling capacity of 11 Mtpa

Flash furnace produces copper anodes, which are then refined to produce copper cathodes

Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings

Gold cyanide leach circuit and gold room producing gold bullion and silver bullion

Key permit conditions

The Roxby Downs (Indenture Ratification) Act 1982 (Indenture Act) applies to Olympic Dam’s operations. It contains conditions from the South Australian Government, including relating to the protection and management of the environment; water; closure and rehabilitation considerations; local procurement and community plans/initiatives/project commitments; and payment of royalties. BHP and the South Australian Government have agreed key amendments to the Indenture, including to a pathway to expand Olympic Dam mining tenure to support future growth plans, which will become effective on a date to be set by the South Australian Government in consultation with BHP

The Olympic Dam operations rely on an impact assessment for operations conducted in 1997 (1997 EIS)

At a Commonwealth level, Olympic Dam relies on an exemption from the Environment Protection Biodiversity Conservation Act 1999 (EPBC Act) based on the 1997 EIS under the Environmental Reform (Consequential Provisions) Act 1999

Mine & location
Carrapateena	470 km northwest of Adelaide, South Australia
Means of access	60 km private access road Copper concentrate (containing gold and silver) transported by road and rail
Type and amount of ownership	BHP 100%
Operator	BHP
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

2026 – 7 Mtpa ramp up achieved

Mine type & mineralisation style	Underground Iron oxide copper gold mineralisation
Power source

Electricity transmitted via private high voltage power line supplied by ElectraNet under a Build Own Operate Maintain (BOOM) Agreement that is part of the Transmission Connection Agreement (TCA)

Power is sourced from the local grid, which is supplied under a retail agreement

Processing plants and other available facilities	Conventional crushing, grinding and flotation on mine site Nameplate milling capacity of ~7 Mtpa

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
Title, leases or options and acreage involved

Mining lease ML 6228 granted by South Australian Government expires in August 2041

Miscellaneous purpose licences (MPL 81, 82, 83, 84, 91, 93, 94, 96, 97, 101, 112 to 117, 119 to 122 and 169 to 176) and extractive mineral leases (EML 6234, 6236 to 6242, 6278 to 6296, 6299 to 6301) which were granted by the South Australian Government and expire in August 2041

Approximately 11,462 hectares across all 59 tenements

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
Power source

Electricity transmitted via a private high voltage power line is supplied by ElectraNet under a Build Own Operate Maintain (BOOM) Agreement that is part of the Transmission Connection Agreement (TCA) and BHP’s 132 kV power line to Prominent Hill at a junction point close to the Olympic Dam mine

Power is sourced from the local grid, which is supplied under a retail agreement

Processing plants and other available facilities	Conventional crushing, semi-autogenous grinding (SAG) and ball mill grinding circuit and flotation processing plant on site Nameplate capacity of 10 Mtpa
Key permit conditions

The SA Mining Act and associated Mining Regulations 2020 (SA) apply to the Prominent Hill operations. Each tenement document (either ML or MPL) in conjunction with the operation’s Program for Environment Protection and Rehabilitation (PEPR), MPEPR2022/137 outlines the conditions from the South Australian Government that must be complied with including those relating to the protection and management of the environment, water, closure and rehabilitation

The Prominent Hill operations are also approved by the Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) and as such have further conditions regarding nationally threatened flora and fauna species

Minerals Americas

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.1 and the production table and reserves and resources tables in Additional information 4 and 6.

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

Production stage

Original construction completed and production commenced in 1990

Start of operations of the third concentrator plant in 2015

Inauguration of Escondida Water Supply desalination plant (CY2018) and its extension (CY2019)

Full SaL, a BHP-designed technology, achieved first production at Escondida in FY2025

Key permit conditions

Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all applicable permits from sectorial agencies

Depending on the particular impacts of the project to be assessed, environmental approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA)

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
History and stage of property

Production stage

First copper cathode produced in 2006

Spence Growth Option (i.e. the 95 ktpd copper concentrator and molybdenum plants) produced first copper concentrate in December 2020 and first molybdenum in April 2022

Key permit conditions

Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all applicable permits from sectoral agencies

Depending on the impacts of the project to be assessed, environmental approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex instrument called Environmental Impact Declaration (DIA)

Mine type & mineralisation style

Open-cut

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

Processing plants and other available facilities

Crushing facilities feed concentrator and leaching processes

1 copper concentrator plant with 95 ktpd capacity (by-products: gold and silver), molybdenum plant, a 1,000 litres per second desalinated water plant under a Build Own Operate Transfer (BOOT) Agreement and a tailings storage facility

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

Transitioned to care and maintenance in
December 2023

Mining concessions (exploitation): approximately 34,000 hectares

History and stage of property

Production stage

Commercial production commenced in 1994

Expansions in 1996 and 1998

Entered temporary care and maintenance in December 2023

Submitted an Environmental Impact Assessment (EIA) in June 2026, setting out a plan to restart operations and extend the mine life for an additional 20 years

Key permit conditions

Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Agency (SEA), in order to operate, plus all applicable permits from sectoral agencies

Depending on the impacts of the project to be assessed, environmental approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex instrument called Environmental Impact Declaration (DIA)

Mining companies in Chile that enter a care and maintenance period must obtain approval of a Temporary Closure Plan, sectorial permit, from Sernageomin (Mining Authority). This permit is initially granted for a period of 2 years and is renewable for an additional period of up to 3 years

Mine type & mineralisation style

Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation

Power source	Electricity sourced from 100% renewable sources and certified by the Chilean Electricity Authority (Coordinador Eléctrico Nacional – CEN) Electricity purchased from external vendors
Processing plants and other available facilities	Crushing facilities, dynamic leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 130 ktpa copper cathode

Mine & location
Antamina	Andes mountain range, Peru Mine: San Marcos – Ancash, 270 km northeast of Lima Port: Huarmey – Ancash, 300 km north of Lima
Means of access	Public road Copper and zinc concentrates transported by Antamina-owned pipeline to its Punta Lobitos port Molybdenum and lead/bismuth concentrates transported by truck
Type and amount of ownership	BHP 33.75% Glencore 33.75% Teck 22.5% Mitsubishi 10%
Operator	Compañía Minera Antamina S.A.
Title, leases or options and acreage involved	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production Total acreage: approximately 6,600 hectares
History and stage of property	Production stage Commercial production commenced in 2001
Key permit conditions	During FY2025 Antamina advanced the implementation of commitments outlined in the Modification of the Environmental Impact Assessment (MEIA1) which was approved in 2024.
Mine type & mineralisation style	Open-cut Zoned porphyry and skarn deposit with central copper dominated ores and an outer band of copper-zinc dominated ores
Power source	Contracts with individual power producers

Processing plants and other available facilities	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity of 145 ktpd 304 km concentrate pipeline Port facilities at Huarmey

Mine & location
Resolution	Superior/Project: Pinal – Arizona 100 km east of Phoenix, United States
Means of access	Public road
Type and amount of ownership	BHP 45% Rio Tinto 55%
Operator	Resolution Copper Mining LLC
Title, leases or options and acreage involved	Private land, patented and unpatented mining claims Total acreage: approximately 46,000 acres
History and stage of property	Exploration stage Resolution deposit is within the footprint of and adjacent to the historical Magma Copper Mine Resolution non-operated joint venture (NOJV) formed in 2004 with Rio Tinto as operator
Key permit conditions

Federal land exchange legislation from 2014 (the LEX Act) mandates the transfer of Federal land critical for the project to Resolution Copper, in exchange for other environmentally and culturally significant lands owned by Resolution Copper (the Land Exchange, or LEX). The LEX Act requires the preparation and publication of a Final Environmental Impact Statement (FEIS) as a prerequisite to the LEX occurring. The preparation of the FEIS was led by the US Forest Service and conducted pursuant to the National Environmental Policy Act (NEPA) and other US legislation, including requirements for consultation, coordination and collaboration with Native American Tribes

The FEIS was published in June 2025, with a final Record of Decision published in March 2026, following objections and legal challenges. The LEX was completed on 16 March 2026, enabling the next phase of technical work and development planning for the project. The FEIS and LEX remain the subject of ongoing litigation

The Resolution Copper Project is also required to obtain State and local permits

Mine type & mineralisation style	Underground Porphyry copper and molybdenum deposit
Power source	115 kV power lines to East and West Plant sites with supply contract with Salt River Project
Processing plants and other available facilities	Water treatment infrastructure, 2 existing underground shafts with associated support infrastructure, and a rail corridor enabling product transportation

Mine & location
Vicuña	San Juan Province of Argentina and Atacama Region of Chile 350 km northwest of San Juan city, Argentina
Means of access	Public and private roads
Type and amount of ownership	BHP 50% Lundin Mining 50%
Operator	Vicuña Corp.

Title, leases or options and acreage involved	Exploration and exploitation mining rights in Argentina and in Chile Total acreage: approximately 117,116 hectares
History and stage of property

Exploration stage

The Vicuña project is targeting the integrated development of the Josemaria and the Filo del Sol copper-gold-silver deposits

 Filo Corp., the prior owner of Filo del Sol, completed a pre-feasibility study for the standalone development of the oxide component of the Filo del Sol deposit in CY2024

The Josemaria deposit is located approximately 10 km from Filo del Sol, entirely within the San Juan Province, Argentina. A feasibility study for Josemaria as a standalone project was completed in November 2020 by Josemaria Resources (prior to Lundin Mining’s acquisition of the deposit) and an Environmental Impact Declaration was approved by the Mining Authority of San Juan, Argentina, in April 2022. In March 2022, following the discovery of the high-grade Aurora Zone, BHP acquired an initial 5 per cent equity interest in Filo Corp., which owned 100 per cent of Filo del Sol. BHP completed additional incremental equity investments in Filo Corp. between 2022 and 2025, increasing our ownership to approximately 6 per cent. In FY2025, BHP and Lundin Mining completed the joint acquisition of the remaining interest of Filo Corp.

Concurrent to the acquisition of Filo Corp., BHP and Lundin Mining formed Vicuña Corp., a 50/50 independently operated joint venture, to hold Josemaria and Filo del Sol. Josemaria was previously 100 per cent owned by Lundin Mining. Lundin Mining contributed its interest in the Josemaria deposit to the joint venture for a cash payment from BHP

Vicuña released a Technical Assessment Report in February 2026 on the integrated Vicuña project, comprising Josemaria and Filo del Sol

Vicuña received approval for the inclusion of the Josemaria and Filo del Sol deposits to Argentina’s Incentive Regime for Large Investments ('RIGI') under the Long-Term Strategic Export Projects designation ('PEELP') in June 2026

Key permit conditions	Vicuña is subject to a range of permitting requirements, predominantly led by the Province of San Juan
Mine type & mineralisation style	Open-pit Porphyry-epithermal copper-gold-silver deposits
Power source	Power generated on-site
Processing plants and other available facilities	Two camps established on site to accommodate 2,300 people Administrative offices in the city of San Juan, San Juan Province, Argentina Vicuña corporate head office in Vancouver, British Columbia, Canada

Iron ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.2 and the production table and reserves and resources tables in Additional information 4 and 6.

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

Mine type & mineralisation style	Open-cut Martitic, specular, goethitic and magnetitic itabirites
Power source	Samarco holds interests in 2 hydroelectric power plants, which supply part of its electricity needs. The remainder is purchased from the free electricity market
Processing plants and other available facilities

Facilities currently operating include 2 concentrators, a system of tailings disposal combining a confined pit and filtration plant for dry stacking of sandy tailings, 1 pipeline, 2 pellet plants

Nominal milling capacity 100 ktpd (for 2 concentrators)

400 km concentrate pipeline

Port facilities at Anchieta (Espírito Santo)

Other mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 4.5 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location
Jansen (under construction)	Province of Saskatchewan Approximately 140 km east of Saskatoon, Canada
Means of access

Public road

Muriate of Potash (MOP) to be transported by rail to (i) the port at Westshore Terminal in Delta, British Columbia, Canada for export to offshore markets and (ii) points in Canada and United States for distribution to onshore markets

Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Total area of the Jansen lease is approximately 1,150km2 All surface lands have been acquired
History and stage of property	Development stage Stage 1 under construction Stage 2 in early stages of construction
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

Power source	Electricity transmitted via BHP’s 230 kV substation and upstream provincial power utility system
Processing plants and other available facilities	Mills, buildings and other facilities and infrastructure are under construction

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

Some information in this section has been presented on a Continuing operations basis to exclude the contribution from Discontinued operations.

Year ended 30 June US$M	2026	2025	2024	2023	2022
Consolidated Income Statement
Revenue	58,760	51,262	55,658	53,817	65,098
Profit from operations	23,869	19,464	17,537	22,932	34,106
Profit after taxation from Continuing operations	13,026	11,143	9,601	14,324	22,400
Profit/(loss) after taxation from Discontinued operations	–	–	–	–	10,655
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit)	9,833	9,019	7,897	12,921	30,900
Profit after taxation from Continuing operations attributable to BHP shareholders	9,833	9,019	7,897	12,921	20,245
Dividends per ordinary share – paid during the period (US cents)	133.0	124.0	152.0	265.0	350.0
Dividends per ordinary share – determined in respect of the period (US cents)	172.0	110.0	146.0	170.0	325.0
In specie dividend on merger of Petroleum with Woodside (US cents)	–	–	–	–	386.4
Basic earnings per ordinary share (US cents)[1]	193.6	177.8	155.8	255.2	610.6
Diluted earnings per ordinary share (US cents)[1]	193.2	177.4	155.5	254.7	609.3
Basic earnings from Continuing operations per ordinary share (US cents)[1]	193.6	177.8	155.8	255.2	400.0
Diluted earnings from Continuing operations per ordinary share (US cents)[1]	193.2	177.4	155.5	254.7	399.2
Number of ordinary shares (million)[1]
- At period end	5,081	5,076	5,072	5,066	5,062
- Weighted average	5,078	5,073	5,068	5,064	5,061
- Diluted	5,089	5,083	5,077	5,073	5,071
Consolidated Balance Sheet[2]
Total assets	121,387	108,790	102,362	101,296	95,166
Net assets	56,321	52,218	49,120	48,530	48,766
Share capital (including share premium)	5,179	5,015	4,899	4,737	4,638
Total equity attributable to BHP shareholders	50,923	47,665	44,811	44,496	44,957
Consolidated Cash Flow Statement
Net operating cash flows[3]	21,778	18,692	20,665	18,701	32,174
Capital and exploration expenditure[4,5]	10,257	9,794	9,273	7,083	7,545
Other financial information[5]
Net debt	8,694	12,924	9,120	11,166	333
Underlying attributable profit	13,204	10,157	13,660	13,420	23,815
Underlying attributable profit – Continuing operations	13,204	10,157	13,660	13,420	21,319
Underlying EBITDA	32,947	25,978	29,016	27,956	40,634
Underlying EBIT	26,640	20,240	23,631	22,820	34,436
Underlying basic earnings per share (US cents)	260.0	200.2	269.5	265.0	470.6
Underlying basic earnings per share – Continuing operations (US cents)	260.0	200.2	269.5	265.0	421.2
Underlying return on capital employed (per cent)	26.1	20.6	27.2	28.8	48.7

1.
For more information on earnings per share refer to Financial Statements note 7 'Earnings per share'.

2.
The Consolidated Balance Sheet for comparative periods includes the associated assets and liabilities in relation to Blackwater and Daunia mines (disposed in FY2024), as IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not require the Consolidated Balance Sheet to be restated for comparative periods.
3.
Net operating cash flows are after dividends received, net interest paid, proceeds and settlements of cash management related instruments, net taxation paid and includes Net operating cash flows from Discontinued operations.
4.
Capital and exploration and evaluation expenditure is presented on a cash basis and represents purchases of property, plant and equipment plus exploration and evaluation expenditure from the Consolidated Cash Flow Statement and includes purchases of property, plant and equipment plus exploration and evaluation expenditure from Discontinued operations. Exploration and evaluation expenditure is capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 'Property, plant and equipment'.
5.
We use non-IFRS financial information to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying return on capital employed includes Continuing and Discontinued operations. Refer to OFR 8 for a reconciliation of non-IFRS financial information to their respective IFRS measure. Refer to OFR 8.1 for the definition and method of calculation of non-IFRS financial information. Refer to Financial Statements note 21 'Net debt' for the composition of Net debt.

3.
Financial information by commodity

Management believes the following financial information presented by commodity provides a meaningful indication of the underlying financial performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHP's share, unless otherwise noted, to provide insight into the drivers of these assets.

For the purposes of this financial information, segments are reported on a statutory basis in accordance with IFRS 8/AASB 8 ‘Operating Segments’. The tables for each commodity include an 'adjustment for equity accounted investments' to reconcile the equity accounted results to the statutory segment results.

> For a reconciliation of non-IFRS financial information to respective IFRS measures and an explanation as to the use of Underlying EBITDA in assessing our performance refer to OFR 8

> For the definition and method of calculation of non-IFRS financial information refer to OFR 8.1

> For more information as to the statutory determination of our reportable segments refer to Financial Statements note 1 'Segment reporting'

Year ended 30 June 2026 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper
Escondida	17,054	12,440	11,265		15,126	2,121
Pampa Norte[5]	2,857	1,560	1,075		5,654	866
Antamina[6]	2,522	1,762	1,626		1,788	437
Copper South Australia[7]	6,011	3,203	2,392		18,383	1,523
Other[6]	113	(101)	(162)		2,518	293
Total Copper from Group production	28,557	18,864	16,196	–	43,469	5,240
Third-party products	2,996	68	68	–	–	–
Total Copper	31,553	18,932	16,264	–	43,469	5,240	162	162
Adjustment for equity accounted investments[6]	(2,522)	(745)	(603)	–	–	(684)	(6)	(6)
Total Copper statutory result	29,031	18,187	15,661	–	43,469	4,556	156	156
Iron Ore
Western Australia Iron Ore	23,726	14,667	12,479		22,361	3,048
Samarco[8]	–	–	–		(4,874)	–
Other	138	(139)	(166)		(368)	–
Total Iron Ore from Group production	23,864	14,528	12,313	(365)	17,119	3,048
Third-party products	19	1	1	–	–	–
Total Iron Ore	23,883	14,529	12,314	(365)	17,119	3,048	122	77
Adjustment for equity accounted investments	–	–	–	–	–	–	–	–
Total Iron Ore statutory result	23,883	14,529	12,314	(365)	17,119	3,048	122	77
Coal
BHP Mitsubishi Alliance	3,876	702	161		6,421	370
New South Wales Energy Coal[9]	1,851	342	112		(300)	39
Other	–	(100)	(130)		(17)	6
Total Coal from Group production	5,727	944	143	–	6,104	415
Third-party products	–	–	–	–	–	–
Total Coal	5,727	944	143	–	6,104	415	28	13
Adjustment for equity accounted investments[9]	(137)	(112)	(85)	–	–	–	–	–
Total Coal statutory result	5,590	832	58	–	6,104	415	28	13
Group and unallocated items
Potash	–	(326)	(328)		8,735	1,814	–	–
Western Australia Nickel[10]	245	(255)	(283)		(297)	–	12	12
Other[11]	11	(20)	(782)		(1,400)	16	90	89
Total Group and unallocated items	256	(601)	(1,393)	(2,406)	7,038	1,830	102	101
Inter-segment adjustment	–	–	–	–	–	–	–	–
Total Group	58,760	32,947	26,640	(2,771)	73,730	9,849	408	347

Year ended 30 June 2025 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper
Escondida	13,177	8,593	7,558		14,093	2,390
Pampa Norte[5]	2,726	1,270	696		5,051	675
Antamina[6]	1,562	1,002	827		1,661	395
Copper South Australia[7]	4,655	1,936	1,247		17,337	1,205
Other[6]	127	(100)	(174)		2,742	201
Total Copper from Group production	22,247	12,701	10,154	–	40,884	4,866
Third-party products	1,845	91	91	–	–	–
Total Copper	24,092	12,792	10,245	–	40,884	4,866	142	142
Adjustment for equity accounted investments[6]	(1,562)	(466)	(289)	–	–	(474)	(3)	(3)
Total Copper statutory result	22,530	12,326	9,956	–	40,884	4,392	139	139
Iron Ore
Western Australia Iron Ore	22,767	14,394	12,171		20,959	2,609
Samarco[8]	–	–	–		(5,522)	–
Other	124	(2)	(28)		(185)	8
Total Iron Ore from Group production	22,891	14,392	12,143	(321)	15,252	2,617
Third-party products	28	4	4	–	–	–
Total Iron Ore	22,919	14,396	12,147	(321)	15,252	2,617	104	65
Adjustment for equity accounted investments	–	–	–	–	–	–	–	–
Total Iron Ore statutory result	22,919	14,396	12,147	(321)	15,252	2,617	104	65
Coal
BHP Mitsubishi Alliance	3,422	591	101		6,536	402
New South Wales Energy Coal[9]	1,773	303	193		(121)	106
Other	–	(173)	(203)		(58)	17
Total Coal from Group production	5,195	721	91	–	6,357	525
Third-party products	–	–	–	–	−	–
Total Coal	5,195	721	91	–	6,357	525	15	4
Adjustment for equity accounted investments[9]	(149)	(148)	(124)	–	−	–	–	–
Total Coal statutory result	5,046	573	(33)	–	6,357	525	15	4
Group and unallocated items
Potash	–	(284)	(286)		8,524	1,642	1	1
Western Australia Nickel[10]	758	(589)	(589)		(210)	176	28	28
Other[11]	9	(444)	(955)		(2,020)	46	109	109
Total Group and unallocated items	767	(1,317)	(1,830)	(455)	6,294	1,864	138	138
Inter-segment adjustment	–	–	–	–	–	–	–	–
Total Group	51,262	25,978	20,240	(776)	68,787	9,398	396	346

1.
Group profit before taxation comprised Underlying EBITDA of US$32,947 million (FY2025: US$25,978 million), exceptional items, depreciation, amortisation and impairments of US$9,078 million (FY2025: US$6,514 million) and net finance costs of US$1,455 million (FY2025: US$1,111 million).
2.
Total revenue from energy coal sales, including BMA and NSWEC, was US$1,786 million (FY2025: US$1,652 million).
3.
For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer OFR 8 ‘Non-IFRS financial information’ in the Annual Report.
4.
Excludes exceptional items relating to Net finance costs US$600 million and Income tax benefit US$ nil (FY2025: Net finance costs US$458 million and Income tax benefit US$96 million).
5.
Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.
6.
Antamina, SolGold (divested in March 2026), Vicuña and Resolution (the latter three included in Other) are equity accounted investments and their financial information presented above reflects BHP Group’s share, with the exception of net operating assets that represents the Group’s carrying value of investments accounted for using the equity method. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$745 million (FY2025: US$466 million) related to equity accounted investments.
7.
Includes Olympic Dam, Prominent Hill and Carrapateena.

8.
Samarco is an equity accounted investment. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods and net operating assets represents predominantly the Group’s carrying value of the provision related to the Samarco dam failure.
9.
Includes Newcastle Coal Infrastructure Group (NCIG), an equity accounted investment, with financial information presented above reflecting BHP Group’s share (except for net operating assets). Total Coal statutory results exclude NCIG’s contribution, reflecting the remaining contractual term and expected future economic benefits.
10.
Western Australia Nickel is comprised of the Nickel West operations and the West Musgrave project, both of which transitioned into temporary suspension in December 2024.
11.
Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

4.
Production

The table below details production across our operations for the three years ended 30 June 2026, 2025 and 2024. Unless otherwise stated, production represents BHP's share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities.

		BHP share of production[1]
		Year ended 30 June
	BHP interest %	2026	2025	2024
Copper[2]
Payable metal in concentrate (kt)
Escondida, Chile[3]	57.5	1,046.8	1,127.2	926.7
Pampa Norte, Chile[4]	100	121.3	150.6	150.3
Copper South Australia, Australia	100	99.4	101.9	106.3
Antamina, Peru[5]	33.75	151.5	118.9	143.9
Carajás, Brazil[6]	100	6.8	9.4	8.2
Total		1,425.8	1,508.0	1,335.4
Cathode (kt)
Escondida, Chile[3]	57.5	214.4	177.7	198.6
Pampa Norte, Chile[4]	100	91.3	117.0	115.3
Copper South Australia, Australia	100	221.3	214.0	215.7
Total		527.0	508.7	529.6
Total copper (kt)		1,952.8	2,016.7	1,865.0
Lead
Payable metal in concentrate (t)
Antamina, Peru[5]	33.75	1,279	2,232	332
Total		1,279	2,232	332
Zinc
Payable metal in concentrate (t)
Antamina, Peru[5]	33.75	96,127	108,607	103,392
Total		96,127	108,607	103,392
Gold
Payable metal in concentrate (troy oz)
Escondida, Chile[3]	57.5	159,454	169,075	181,061
Pampa Norte, Chile[4]	100	12,708	12,980	13,280
Copper South Australia, Australia	100	162,334	172,565	163,061
Carajás, Brazil[6]	100	5,541	7,306	5,558
Total		340,037	361,926	362,960
Refined gold (troy oz)
Copper South Australia, Australia	100	231,025	188,658	207,123
Total		231,025	188,658	207,123
Total gold (troy oz)		571,062	550,584	570,083
Silver
Payable metal in concentrate (troy koz)
Escondida, Chile[3]	57.5	9,091	6,858	5,446
Pampa Norte, Chile[4]	100	1,290	1,823	1,654
Copper South Australia, Australia	100	802	913	1,134
Antamina, Peru[5]	33.75	5,588	4,162	3,359
Total		16,771	13,756	11,593
Refined silver (troy koz)
Copper South Australia, Australia	100	1,100	1,017	995
Total		1,100	1,017	995
Total silver (troy koz)		17,871	14,773	12,588
Uranium
Payable metal in concentrate (t)
Copper South Australia, Australia	100	3,647	3,154	3,603
Total		3,647	3,154	3,603
Molybdenum

		BHP share of production[1]
		Year ended 30 June
	BHP interest %	2026	2025	2024
Payable metal in concentrate (t)
Pampa Norte, Chile[4]	100	883	694	794
Antamina, Peru[5]	33.75	368	2,279	1,822
Total		1,251	2,973	2,616
Iron Ore[7]
Production (kt)
Newman Joint Venture, Australia	85	52,681	54,218	58,102
Area C Joint Venture, Australia	85	129,026	119,110	105,868
Yandi Joint Venture, Australia	85	12,590	15,890	17,855
Jimblebar, Australia[8]	85	62,580	67,381	73,111
Total Western Australia Iron Ore		256,877	256,599	254,936
Samarco, Brazil[5]	50	7,840	6,254	4,748
Total iron ore		264,717	262,853	259,684
Steelmaking coal
Production (kt)[9]
Goonyella Riverside, Australia	50	6,253	5,837	6,434
Peak Downs, Australia	50	4,838	4,574	4,217
Saraji, Australia	50	3,952	4,073	3,287
Caval Ridge, Australia	50	3,583	3,526	3,252
Blackwater, Australia[10]	50	0	0	3,572
Daunia, Australia[10]	50	0	0	1,513
Total BHP Mitsubishi Alliance (BMA)		18,626	18,010	22,275
Total steelmaking coal		18,626	18,010	22,275
Energy coal
Production (kt)
New South Wales Energy Coal, Australia	100	16,361	15,036	15,368
Total energy coal		16,361	15,036	15,368
Nickel
Saleable production (kt)
Western Australia Nickel, Australia[11,12]	100	0	30.2	81.6
Total		0	30.2	81.6
Cobalt
Saleable production (t)
Western Australia Nickel, Australia[11,12]	100	0	450	734
Total		0	450	734

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
4.
The years ended 30 June 2026 and 30 June 2025 include production from Spence only. The year ended 30 June 2024 includes 11 kt from Cerro Colorado, which entered temporary care and maintenance in December 2023.
5.
For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBITDA of the Group. Our use of Underlying EBITDA is explained in OFR 5.3.
6.
The divestment of Carajás was completed on 2 April 2026.
7.
Iron ore production is reported on the basis of saleable product, which is wet metric tonnes (wmt) for WAIO and dry metric tonnes (dmt) for Samarco.
8.
Presented on 100 per cent basis. BHP interest in saleable production is 85 per cent.
9.
Steelmaking coal production is reported on the basis of saleable product. Production figures may include some thermal coal.

10.
BHP completed the sale of the Blackwater and Daunia mines on 2 April 2024. Production reported until their divestment on 2 April 2024.
11.
Nickel contained in matte and refined nickel metal, including briquette, powder, nickel sulphate and by-product streams.
12.
Western Australia Nickel ramped down and entered temporary suspension in December 2024.

5.
Major projects

Outlined below is a summary of our major projects.

> For more information refer to OFR 4 Our assets

Jansen Stage 1 (JS1) is achieving its critical path milestones set in the updated January 2026 cost and schedule estimate, and first production remains on track for mid-CY2027.

In June 2026, BHP completed a detailed review of cost and schedule estimates for Stage 2 of the Jansen potash project (JS2) and confirmed that the total investment estimate for JS2 increased from US$4.9 billion to US$6.9 billion (including contingencies) with first production estimated in late-FY2031.

Given the higher forecast capital intensity for the Jansen project (including Stages 1 and 2 and potential future expansions), we recognised an impairment charge of US$2.3 billion (before and after tax) in FY2026 in relation to our investment to date in the Jansen project.

Jansen is a world class asset and is expected to operate at the low end of the cost curve when fully ramped up.

Commodity	Project and ownership	Project scope/capacity	Estimated project expenditure[1] US$M	First production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa	Approximately 8,400 (including contingencies)	Mid-CY2027	Approved in August 2021; project is 84% complete
Potash	Jansen Stage 2 (Canada) 100%

Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa

			Approximately 6,900 (including contingencies)	Late-FY2031	Approved in October 2023; project is 16% complete

Footnote

1.
Includes: project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and third-party rail line) and related contingencies.

6.
Mineral resources and mineral reserves

Our mineral resources and mineral reserves presented in this annual report have been prepared in accordance with Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“S-K 1300”).

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

A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Our mineral reserves have been classified as proven and probable depending on the mineral resource classification and level of confidence in the modifying factors, as defined in Item 1300 of S-K 1300.

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

Our mineral resources and mineral reserves are constrained to tenure for which we hold the relevant mineral rights. Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Reserves may include areas where some additional approvals remain outstanding, however it is anticipated these approvals will be obtained within the timeframe required by the current life-of-mine schedules.

Presentation of mineral resources and mineral reserves

Mineral resources and mineral reserves are presented at the proportion attributable to our economic interest and represent estimates as at 30 June 2026. Mineral resources are presented exclusive of mineral reserves. The specific point of reference and commodity prices defining the mineral resources and mineral reserves estimates are provided in the footnotes associated with each of the mineral resources and mineral reserves tables. Quantities of mineral reserves and mineral resources are reported in million metric tonnes (Mt). Tonnes are reported as dry metric tonnes (unless otherwise stated). All tonnes and quality information have been rounded, and small differences may be present in the totals. Refer to the glossary for definitions of technical terms relating to mineral resources, mineral reserves, geology, mining or related matters and abbreviations.

Our mineral resources and mineral reserves presented in this annual report differ from the Mineral Resources and Ore Reserves we report in our home jurisdiction of Australia. The jurisdiction of Australia requires reporting in accordance with the Australian Securities Exchange (ASX) listing rules and the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (the JORC Code).

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

S-K 1300 requires mineral resources and mineral reserves estimates to be based on reasonable and justifiable commodity prices selected by a qualified person. Further, the prices must provide a reasonable basis for establishing the prospects of economic extraction for mineral resources. Commodity price estimates included in this report are based on historical average commodity prices, which may differ from the price estimates used in the estimation of our resources and reserves pursuant to the ASX listing rules. Our mineral resources are based on the third-quartile average monthly prices over the three-year period from 1 July 2022 to 30 June 2025, unless otherwise stated. Our mineral reserves are based on the second-quartile average monthly prices over the three-year period from 1 July 2022 to 30 June 2025, unless otherwise stated. Exceptions are described in the footnotes associated with each of the mineral resources or mineral reserves tables.

Unless otherwise stated, the estimates included in this report are based on average costs over the timeframe of 1 July 2022 to 30 June 2025 for production-stage properties or, for development-stage properties, costs are determined from first principles.

For non-operated properties in which we have an economic interest, the commodity prices and costs used are as the operator has advised.

The qualified persons consider that the use of historical prices and costs are appropriate to demonstrate economic viability of the mineral resources and mineral reserves. The prices are factual and the time interval is of sufficient duration to consider a range of price fluctuations. The commodity prices used to estimate the mineral resources and mineral reserves are included as footnotes to the mineral resources and mineral reserves tables.

Internal controls and assurance programs

We have internal controls in place to ensure our mineral resource and mineral reserve estimates are reasonable, reliable, and comply with industry standards and reporting requirements.

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
•
Geological logs verified by either peer review or cross-validation from other data sources, such as, sample analysis, downhole geophysical logging, core photography or scanning technologies.
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
•
Geotechnical and hydrogeological considerations impacting underground or open cut mining assumptions.
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
•
Annual risk reviews are conducted with qualified persons and BHP employees on all mineral resources and mineral reserves to be reported. This includes year on year change impact assessment, reconciliation performance metrics for the operating mines and control assessment for the estimation inputs. The information and supporting documentation is prepared by the applicable qualified persons relating to the estimates and is evaluated for compliance with BHP’s internal controls. Based on these reviews, recommendations of endorsement are provided to our senior management for the use and reporting of the mineral resources and mineral reserves estimates.
•
Periodic internal technical ‘deep dive’ assessments of mineral resources and mineral reserves estimates are conducted on a frequency that is informed by asset materiality and outcomes of the annual risk reviews.
•
Management and closure reviews of actions assigned to qualified persons and BHP employees resulting from the annual risk reviews and technical ‘deep dive’ assessments are conducted.
•
Assurance is undertaken on the reporting documentation provided by qualified persons for public release and management and verification of inputs into BHP mineral resources and mineral reserves reporting database.

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

Inherent risks in the estimation of mineral resources and mineral reserves

The estimation of our mineral resources and mineral reserves are largely based on historical average prices of the commodities we produce or intend to produce, primarily iron ore, copper, coal and potash. These historical average prices, along with estimated annual cash flows from our future operations, estimated production schedules, estimated capital expenditure and operating costs, estimated site closure costs, estimated royalty and tax costs, valuation assumptions and interpretations of geological data obtained from drill holes and other exploration techniques used to estimate our mineral resources and mineral reserves may not necessarily be indicative of future results. The assumptions and interpretations used to estimate our mineral resources and mineral reserves may change from period to period, and, because additional geological data generated during the course of our operations may not be consistent with the data on which we based our mineral resources and mineral reserves, such estimates may change from period to period or may need to be revised. No assurance can be given that our mineral resources or mineral reserves presented in this report will be recovered at the grade, quality or quantities presented or at all.

There are numerous uncertainties inherent in the estimation of mineral resources and mineral reserves. Areas of uncertainty that may materially impact our mineral resources or mineral reserves estimates may include, but are not limited to: (i) changes to long-term commodity prices, external market factors, foreign exchange rates and other economic assumptions; (ii) changes in geological interpretations of mineral deposits and geological modelling, including estimation input parameters and techniques; (iii) changes to metallurgical or process recovery assumptions which adversely affect the volume, grade or qualities of our commodities produced (for example, processing that results in higher concentrations of deleterious elements that result in penalties) or other changes to mining method assumptions; (iv) changes to input assumptions used to derive the potentially mineable shapes for constraining the estimates; (v) changes to life of mine or production rate assumptions; (vi) changes to dilution and mining recovery assumptions; (vii) changes to cut-off grades applied to the estimates; (viii) changes to geotechnical data, structures, rock mass strength, stress regime, hydrogeological, hydrothermal or geothermal factors; (ix) changes to infrastructure supporting the operations of or access to the applicable mine site; (x) changes to mineral, surface, water or other natural resources rights; (xi) changes to royalty, taxes, environmental, permitting and social license assumptions in the jurisdictions in which we operate; and (xii) changes in capital or operating costs.

Additionally, the term “mineral resources” does not indicate recoverable proven and probable mineral reserves pursuant to S-K 1300. Estimates of mineral resources are subject to further exploration and evaluation of development and operating costs, grades, recoveries and other modifying factors, and, therefore, are subject to considerable uncertainty. Mineral resources do not meet the threshold for mineral reserve modifying factors, such as engineering, legal or economic feasibility, that would allow for the conversion to mineral reserves. Accordingly, no assurance can be given that our mineral resources not included in mineral reserves will become recoverable proven and probable mineral reserves.

Refer to “Forward-looking statements” and the risk factors set out in OFR 6 for other factors that may affect our mineral resources and mineral reserves estimates.

6.1 Copper

Mineral resources

As at 30 June 2026

		Measured Mineral Resources					Indicated Mineral Resources					Measured + Indicated Mineral Resources					Inferred Mineral Resources
	Mining	Tonnage		Qualities			Tonnage		Qualities			Tonnage	Qualities				Tonnage	Qualities
Copper[1,2]	method	Mt	%Cu	ppmMo			Mt	%Cu	ppmMo			Mt	%Cu	ppmMo			Mt	%Cu	ppmMo
Chile
Escondida[3,4,5,6,7]
Oxide	OC	15	0.38	–	–	–	6.0	0.53	–	–	–	21	0.42	–	–	–	1.0	0.51	–	–	–
Mixed	OC	–	–	–	–	–	16	0.48	–	–	–	16	0.48	–	–	–	12	0.45	–	–	–
Sulphide	OC	296	0.43	–	–	–	1,420	0.54	–	–	–	1,720	0.52	–	–	–	5,510	0.53	–	–	–
Escondida Total		311	0.43	–	–	–	1,450	0.54	–	–	–	1,760	0.52	–	–	–	5,520	0.53	–	–	–
Pampa Norte[8]	OC	459	0.42	200	–	–	604	0.44	130	–	–	1,060	0.43	160	–	–	678	0.43	90	–	–
Australia		Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg
Olympic Dam[9]	UG	491	1.37	0.38	0.55	2	292	1.46	0.38	0.53	3	783	1.40	0.38	0.54	2	210	1.44	0.42	0.63	3
		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg
Prominent Hill, Carrapateena & Oak Dam[10]	UG	90	0.92	0.42	3	–	430	0.53	0.27	2	–	520	0.60	0.29	2	–	1,690	0.59	0.32	0.4	–
Peru		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[11]	OC & UG	33	0.66	0.27	9	140	81	0.83	0.54	11	180	114	0.78	0.46	10	170	424	0.97	0.44	10	180
Argentina and Chile		Mt	%Cu	g/tAu	g/tAg	ppmMo	Mt	%Cu	g/tAu	g/tAg	ppmMo	Mt	%Cu	g/tAu	g/tAg	ppmMo	Mt	%Cu	g/tAu	g/tAg	ppmMo
Vicuna[12]	OC	324	0.33	0.25	1	–	1,770	0.34	0.27	6	–	2,090	0.34	0.27	5	–	5,300	0.30	0.18	3	–
USA
Resolution[13]	UG	–	–	–	–	–	326	1.89	–	4	420	326	1.89	–	4	420	510	1.28	–	3	310
Total copper		1,700	0.71	–	–	–	4,940	0.60	–	–	–	6,650	0.63	–	–	–	14,300	0.50	–	–	–

1.
Mineral resource estimates are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP's economic interest. All tonnes and quality information have been rounded, and small differences may be present in the totals.
2.
Mineral resource estimates are presented exclusive of mineral reserves.
3.
Escondida, in which BHP has a 57.5% interest, is considered a material property for purposes of Item 1304 of S-K 1300.
4.
Escondida point of reference for the mineral resource was mine gate.
5.
Escondida mineral resource estimate was based on a copper price of US$4.21/lb.
6.
Escondida mineral resource estimate cut-off criteria used was Oxide ≥ 0.20% soluble Cu; Mixed ≥ 0.30% Cu; Sulphide ≥ 0.25% Cu for mineralisation assigned to be processed via leaching or ≥ 0.30% Cu for mineralisation assigned to be processed via the concentrator.
7.
Escondida metallurgical recoveries were Oxide 62%; Mixed 42%; Sulphide 42% for material processed by sulphide leach, Sulphide 76% for material processed by Full Sal and Sulphide 85% for material processed via the concentrator.
8.
Pampa Norte, in which BHP has a 100% interest, includes the Cerro Colorado and Spence deposits. The mineral resource estimates were based on historical prices, over the timeframe 1 July 2024 to 1 February 2026, copper price of US$4.60/lb and molybdenum price of US$22.34/lb. The point of reference for the mineral resource was mine gate.
9.
Olympic Dam mineral resources estimate, in which BHP has a 100% interest, was based on a copper price of US$4.21/lb, uranium oxide price of US$81.27/lb, gold price of US$2,586.70/troy oz and silver price of US$30.10/troy oz. The point of reference for the mineral resource was mine gate, ex-processing.
10.
Prominent Hill, Carrapateena & Oak Dam mineral resources estimates, in which BHP has a 100% interest, were based on a copper price of US$4.21/lb, gold price of US$2,586.70/troy oz and silver price of US$30.10/troy oz. The point of reference for the mineral resource estimates were in situ.
11.
Antamina mineral resources estimate, in which BHP has a 33.75% interest, was prepared using long-term prices of US$3.75/lb copper, US$1.33/lb zinc, US$31.38/troy oz silver and US$21.00/lb molybdenum. The point of reference for the mineral resource estimate was in situ.
12.
Vicuna, in which BHP has a 50% interest, includes the Filo del Sol and Josemaria deposits. The mineral resource estimates were based on a copper price of US$4.60/lb, gold price of US$2,875/oz and silver price of US$32.50/oz. The point of reference for the mineral resource estimates were in situ.
13.
Resolution mineral resource estimate, in which BHP has a 45% interest, was based on consensus prices published by the operator of USc421.08/lb for copper, US$26.65/oz for silver and US$12.78/lb for molybdenum. The point of reference for the mineral resource estimate was in situ.

Mineral reserves

As at 30 June 2026

		Proven Mineral Reserves					Probable Mineral Reserves					Total Mineral Reserves
	Mining	Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
Copper[1]	method	Mt	%Cu	ppmMo			Mt	%Cu	ppmMo			Mt	%Cu	ppmMo
Chile
Escondida[2,3,4,5,6]
Full SaL	OC	93	0.79	–	–	–	13	0.68	–	–	–	106	0.78	–	–	–
Sulphide	OC	1,700	0.61	–	–	–	688	0.54	–	–	–	2,390	0.59	–	–	–
Sulphide Leach	OC	649	0.39	–	–	–	152	0.40	–	–	–	801	0.39	–	–	–
Escondida Total		2,440	0.56	–	–	–	853	0.52	–	–	–	3,290	0.55	–	–	–
Pampa Norte[7]	OC	338	0.57	170	–	–	535	0.50	140	–	–	873	0.53	151	–	–
Australia		Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg
Olympic Dam[8]	UG	349	1.90	0.60	0.72	4	248	1.68	0.53	0.62	3	597	1.81	0.57	0.68	4
		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg
Prominent Hill & Carrapateena[9]	UG	29	1.05	0.59	2	–	149	1.12	0.53	4	–	178	1.11	0.54	4	–
Peru		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[10]	OC	83	0.82	0.43	10	230	87	0.97	0.75	13	220	170	0.90	0.59	11	230
Total copper		3,240	0.72	–	–	–	1,870	0.74	–	–	–	5,110	0.72	–	–	–

1.
Mineral reserves are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP's economic interest. All tonnes and quality information have been rounded, and small differences may be present in the totals.
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
7.
Pampa Norte, in which BHP has a 100% interest, includes the Spence deposit. The mineral reserves estimates were based on historical prices, over the timeframe 1 July 2024 to 1 February 2026, copper price of US$4.35/lb and molybdenum price of US$20.92/lb. The point of reference for the mineral reserves was delivery to processing facilities.
8.
Olympic Dam mineral reserves estimate, in which BHP has a 100% interest, were based on a copper price of US$4.00/lb, uranium oxide price of US$68.66/lb, gold price of US$2027.88/troy oz and silver price of US$24.09/troy oz. The point of reference for the mineral reserves was mine gate, ex-processing.
9.
Prominent Hill & Carrapateena, in which BHP has a 100% interest, were based on a copper price of US$4.00/lb, gold price of US$2027.88/troy oz and silver price of US$24.09/troy oz. The point of reference for the mineral reserves was mine gate, ex-processing.
10.
Antamina mineral reserves estimates, in which BHP has a 33.75% interest, were prepared using long-term prices of US$3.75/lb copper, US$1.21/lb zinc, US$27.00/troy oz silver and US$15.00/lb molybdenum. The point of reference for the mineral reserves was delivery to processing plant.

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

From FY25 onwards, Escondida has an available energy consumption of 6.0 TWh/year, due to the extension of the Colbún contract, which delivers energy from 100% renewable sources, supporting our goals to reduce emissions.

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

Lease name	Registered tenement holder	Expiry date	Surface area (ha)	Annual rent and rate (UTM)[1]
Alexis 1/1424	Minera Escondida Ltda.	Permanent	7,059	705.9
Amelia 1/1049	Minera Escondida Ltda.	Permanent	5,235	523.5
Catita 1/376	Minera Escondida Ltda.	Permanent	1,732	173.2
Claudia 1/70	Minera Escondida Ltda.	Permanent	557	55.7
Colorado 501/977	Minera Escondida Ltda.	Permanent	2,385	238.5
Costa 1/1861	Minera Escondida Ltda.	Permanent	9,159	915.9
Donaldo 1/612	Minera Escondida Ltda.	Permanent	3,060	306.0
Ela 1/100	Minera Escondida Ltda.	Permanent	500	50.0
Gata 1 1/100	Minera Escondida Ltda.	Permanent	400	40.0
Gata 2 1/50	Minera Escondida Ltda.	Permanent	200	20.0
Guillermo 1/368	Minera Escondida Ltda.	Permanent	1,785	178.5
Hole 14	Minera Escondida Ltda.	Permanent	1	0.1
Naty 1/46	Minera Escondida Ltda.	Permanent	230	23.0
Paola 1/3000	Minera Escondida Ltda.	Permanent	15,000	1,500.0
Pista 1/22	Minera Escondida Ltda.	Permanent	22	2.2
Pistita 1/5	Minera Escondida Ltda.	Permanent	9	0.9
Ramón 1/640	Minera Escondida Ltda.	Permanent	3,200	320.0
Rola 1/1680	Minera Escondida Ltda.	Permanent	8,400	840.0
	Total		58,934	5,893.4

1.
Unidad Tributaria Mensual (UTM) is a Chilean state tax unit valued in Chilean pesos (CLP) per hectare. The 2026 rate is 0.1 UTM. Annual payments are made at the end of the Chilean tax year (end of March) for concessions.

In addition to mining concessions, Chilean law also regulates, independently of mining concessions, the rights to the use of the land surface. MEL owns 155,000 ha of surface rights and these are also renewable on an annual basis. These rights are also obtained through legal process presented to the Chilean state and potentially to other third-party owners, including the Chilean “Consejo de Defensa del Estado” as required, MEL’s main surface rights cover operational activities such as pits, dumps, leach pads, plant and other infrastructure.

	Unique surface rights identifier[1]					Surface
Infrastructure	Folio	Number	Year	Register	Regional office	area (ha)
Pits, waste dumps, leach pads, plants	619 V	964	1984	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	22,084
Energy transmission lines, aqueducts, mineral pipelines, roads	1121 V	1117	2018	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	26,988

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
•
2025 Autonomy operation in Escondida Norte

The operations undertake planned maintenance programs and implement scheduled replacement of mine fleet and infrastructure components that is intended to maintain the continued reliable operating of equipment, facilities and infrastructure to meet operational requirements.

6.2.7 Book value

The total book value for the Escondida property and its associated plant and equipment was US$13.9 billion as at 30 June 2026.

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

6.2.11 Mineral resources and mineral reserves

Mineral resources and mineral reserves tables for Escondida reported by material type are included in section 6.1 above.

6.2.12 Changes to mineral resources and mineral reserves

Total mineral resources as at 30 June 2026 have not changed from the previous year, as at 30 June 2025 (7,280 Mt).

Total mineral reserves as at 30 June 2026 were 3,290 Mt, compared to 3,410 Mt as at 30 June 2025, a decrease of 4% (-120 Mt). The decrease in mineral reserves was primarily attributable to depletion from mining operations during the period.

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
•
The geotechnical parameters
•
Commodity prices, operating and capital costs

Details of the material assumptions are described in the Technical Report Summary (effective 30 June 2022) incorporated as an exhibit to this Annual Report, sections 11 Mineral Resource Estimates, 12 Mineral Reserve Estimates, 13 Mining Methods, 14 Processing and Recovery Methods and 18 Capital and Operating Costs.

6.3 Iron ore

Mineral resources

As at 30 June 2026

		Measured Mineral Resources						Indicated Mineral Resources						Measured + Indicated Mineral Resources						Inferred Mineral Resources
	Mining	Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities
Iron ore[1,2]	method	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI
Australia
WAIO[3,4,5,6,7,8]
Mt Newman	OC	480	60.9	0.12	3.5	2.4	6.4	1,330	59.8	0.13	4.8	2.7	6.0	1,810	60.1	0.13	4.5	2.6	6.1	1,830	59.7	0.11	5.1	2.5	6.4
Goldsworthy	OC	180	57.9	0.11	6.5	3.0	7.0	380	59.6	0.07	5.3	2.9	5.8	560	59.1	0.08	5.6	2.9	6.2	3,630	60.2	0.10	4.8	2.3	6.1
Yandi	OC	320	58.6	0.12	4.6	2.4	8.6	1,270	59.4	0.14	4.5	2.3	7.5	1,590	59.2	0.14	4.5	2.3	7.7	1,830	58.0	0.13	5.4	2.6	8.2
Jimblebar	OC	330	59.3	0.14	5.6	3.1	5.8	240	56.4	0.11	8.1	3.5	6.7	570	58.1	0.13	6.7	3.3	6.2	110	57.9	0.09	6.6	3.2	6.4
BHP (Non-JV)[3]	OC	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,980	58.9	0.13	4.8	2.8	7.1
WAIO Total		1,310	59.5	0.12	4.7	2.7	6.8	3,220	59.4	0.13	5.0	2.6	6.6	4,530	59.4	0.13	4.9	2.6	6.7	9,370	59.4	0.12	5.0	2.5	6.8
Brazil		Mt	%Fe	%Pc				Mt	%Fe	%Pc				Mt	%Fe	%Pc				Mt%Fe		%Pc
Samarco[9]	OC	1,200	38.3	0.05	–	–	–	750	36.8	0.05	–	–	–	1,950	37.7	0.05	–	–	–	210	37.4	0.06	–	–	–
Total iron ore		2,510	49.4	–	–	–	–	3,970	55.1	–	–	–	–	6,490	52.9	–	–	–	–	9,580	58.9	–	–	–	–

1.
Mineral resources are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP's economic interest in the respective joint venture. All tonnes and quality information have been rounded, and small differences may be present in the totals.
2.
Mineral resources are presented exclusive of mineral reserves.
3.
WAIO is considered a material property for purposes of Item 1304 of S-K 1300. BHP’s economic interest is 85% for all joint ventures except BHP (Non-JV) where it is 100%.
4.
WAIO mineral resources qualities are presented as in situ mass percentage on a dry weight basis and tonnage as wet tonnes. Moisture content is based on material types, Brockman (BKM) - 3%; Marra Mamba (MM) - 4%; Channel Iron Deposit (CID) - 8% and Detrital Iron Deposits (DID) - 4%.
5.
WAIO point of reference for the mineral resources was in situ.
6.
WAIO mineral resources estimates were based on an iron ore price of US$96/dmt for Platts 62% Fe Fines Index free on board (FOB) Port Hedland basis. The price was based on the median three-year monthly average price over a timeframe of 1 July 2022 to 30 June 2025.
7.
WAIO mineral resource estimates cut-off criteria were based on material types identified in the joint venture. These are BKM and MM 50 to 56% Fe; CID 52% Fe and DID 58% Fe and less than 6% Al2O3.
8.
WAIO is predominantly a producer of direct shipping ore and the metallurgical recovery was assumed as 100% for the purpose of reporting all mineral resources.
9.
Samarco mineral resources estimates, in which BHP has a 50% interest, were based on an average long-term price of US$130.18/dmt pellets and fines – FOB Ubu Port. The point of reference for the mineral resources was in situ.

Mineral reserves

As at 30 June 2026

		Proven Mineral Reserves						Probable Mineral Reserves						Total Mineral Reserves
	Mining	Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities
Iron ore[1]	method	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI
Australia
WAIO[2,3,4,5,6,7]
Mt Newman	OC	140	63.9	0.11	3.0	1.9	3.0	290	61.2	0.12	3.7	2.2	5.6	430	62.1	0.12	3.5	2.1	4.8
Goldsworthy	OC	950	61.8	0.09	3.5	1.8	5.9	600	60.6	0.08	4.5	2.0	6.2	1,550	61.3	0.09	3.9	1.8	6.0
Jimblebar	OC	790	61.3	0.11	4.0	2.5	5.1	600	60.3	0.12	4.5	2.9	5.7	1,380	60.9	0.12	4.2	2.7	5.3
WAIO Total		1,880	61.7	0.10	3.7	2.1	5.3	1,490	60.6	0.11	4.3	2.4	5.9	3,370	61.2	0.10	4.0	2.2	5.6
Brazil		Mt	%Fe	%Pc				Mt	%Fe	%Pc				Mt	%Fe	%Pc
Samarco[8]	OC	108	42.4	0.06	–	–	–	291	42.8	0.05	–	–	–	399	42.7	0.05	–	–	–
Total iron ore		1,990	60.7	–	–	–	–	1,780	57.7	–	–	–	–	3,770	59.1	–	–	–	–

1.
Mineral reserves are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP's economic interest in the respective joint ventures. All tonnes and quality information have been rounded, and small differences may be present in the totals.
2.
WAIO is considered a material property for purposes of Item 1304 of S-K 1300. BHP’s economic interest is 85% for all joint ventures included in this table.
3.
WAIO mineral reserves qualities are presented as in situ mass percentage on a dry weight basis and tonnage as wet tonnes. Moisture content is based on material types, Brockman (BKM) - 3% and Marra Mamba (MM) - 4%.
4.
WAIO point of reference for the mineral reserves was as delivered to the ore handling/process plant.
5.
WAIO mineral reserves estimates were based on an iron ore price of US$96/dmt for Platts 62% Fe Fines Index and US$107/dmt for lump, both FOB Port Hedland basis.
6.
WAIO mineral reserves estimates cut-off criteria for all material types in the joint ventures range from 50% – 62% Fe.
7.
WAIO is predominantly a producer of direct shipping ore and the metallurgical recovery was assumed as 99% for Mt Newman and 100% for Goldsworthy and Jimblebar joint ventures.
8.
Samarco mineral reserves, in which BHP has a 50% interest, were based on an average long-term price of US$125/dmt pellets and fines – FOB Ubu Port. The point of reference for the mineral reserves was to the ore handling/process plant.

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

•
Newman: Latitude: 23°21'40" S, Longitude: 119°40'15" E
•
Jimblebar: Latitude: 23°22'40" S, Longitude: 120°07'45" E
•
Mining Area C: Latitude: 22°55'30" S, Longitude: 118°58'55" E
•
South Flank: Latitude: 22°59'35" S, Longitude: 118°59'45" E
•
Yandi: Latitude: 22°43'15" S, Longitude: 119°05'15" E

6.4.2 Infrastructure

Most of the infrastructure required for WAIO to support the current mining operations including roads, airport, rail and port, power and water supply is in place. These have been developed by BHP gradually over the last six decades in pace with staged expansion of production capacity.

WAIO’s mining hubs (Newman, Jimblebar, Mining Area C, South Flank and Yandi) and processing hubs (Newman, Jimblebar, Mining Area C and Yandi) are connected to its two ports (Nelson Point and Finucane Island) located at Port Hedland by a network of more than 1,000 km of rail infrastructure.

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

WAIO has a natural gas-fired power plant (Yarnima Power Station, in Newman town), with an installed generator capacity for 190 megawatts. The plant supplies the entire power requirement for all its mining, processing facilities and mine villages. Power consumed for WAIO’s port operations at Port Hedland is purchased via a power purchase agreement with APA Energy (formerly Alinta Energy), a large energy supplier in Australia.

BHP has set up its own accommodation villages at the mines to accommodate its fly-in-fly-out (FIFO) personnel. In addition to the commercial airport at Newman, BHP has established private airports at mine sites and operates regular charter flights from Perth directly to transport its FIFO workforce.

WAIO relies mainly on FIFO workforce sourced primarily from within Western Australia (Perth and other regional towns) and to a lesser extent from other states in Australia.

6.4.3 Mineral tenure

BHP and its joint venture partners hold mineral rights in 65 mineral titles covering a total area of approximately 4,543 km2. Of this, approximately 2,861 km2 is contributed by eight mineral titles held pursuant to five State Agreement Acts of the state of Western Australia and the remaining area (1,682 km2) by 57 mineral titles held pursuant to the Mining Act, 1978 (Western Australia).

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
2.
Iron Ore (Mount Goldsworthy) Agreement Act 1964 (WA) - ML235SA, ML249SA and ML281SA held by the Mount Goldsworthy Joint Venture.
3.
Iron Ore (Goldsworthy-Nimingarra) Agreement Act 1972 (WA) - M263SA and ML251SA held by the Mount Goldsworthy Joint Venture.
4.
Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 (WA) - M266SA held by BHP Iron Ore (Jimblebar) Pty Ltd.
5.
Iron Ore (Marillana Creek) Agreement Act 1991 (WA) - M270SA held by the Yandi Joint Venture.

Lease number	Registered tenement holders1 / interest	Grant date	Expiry date[2]	Legal area (km2)	Rent and rate[4] (AU$)
M263SA	BHP (85%), Itochu (8%), Mitsui (7%)	22/01/1989	21/09/2035	143.23	433,372.43
M266SA	BHPIOJ (100%) (3)	11/10/1988	10/10/2030	542.84	140,862.80
M270SA	BHP (85%), Itochu (8%), Mitsui (7%)	4/09/1991	3/09/2033	303.44	2,530,940.65
ML235SA	BHP (85%), Itochu (8%), Mitsui (7%)	5/08/1965	4/08/2028	41.42	5,611.59
ML244SA	BHP (85%), M-Itochu (10%), Itochu (5%)	7/04/1967	6/04/2030	789.34	132,663.35
ML249SA	BHP (85%), Itochu (8%), Mitsui (7%)	8/05/1974	4/08/2028	306.47	43,069.39
ML251SA	BHP (85%), Itochu (8%), Mitsui (7%)	22/09/1972	21/09/2035	171.30	86,168.00
ML281SA	BHP (85%), Itochu (8%), Mitsui (7%)	26/04/2002	4/08/2028	563.35	465,725.97

1.
Full legal entity names of the registered tenement holders are: (i) BHP: BHP Minerals Pty Ltd, (ii) M-Itochu: Mitsui-Itochu Iron Pty Ltd, (iii) Itochu: Itochu Minerals & Energy of Australia Pty Ltd, (iv) Mitsui: Mitsui Iron Ore Corporation Pty Ltd and (v) BHPIOJ: BHP Iron Ore (Jimblebar) Pty Ltd.
2.
All SA Act leases, except M270SA, have a right to successive renewals of 21 years each. M270SA has right to only two renewals, each for 21 years ultimately expiring in 2054. The lease will then revert to Mining Act and BHP will need to engage with the State Government before the expiry to renegotiate the terms of the SA Act.

3.
BHP Iron Ore (Jimblebar) Pty Ltd (BHPIOJ), a subsidiary of BHP Minerals Pty Ltd (BHPM), is the sole registered holder of M266SA. In 2013, BHPM entered an incorporated Joint Venture (Jimblebar IJV) with Itochu and Mitsui in respect of the Jimblebar mining hub, owned by BHPIOJ. The Jimblebar IJV is structured so that BHPM, Itochu and Mitsui hold A Class Shares in BHPIOJ, which confer an 85:8:7 economic interest, respectively in the “Jimblebar Assets”, being certain assets of BHPIOJ including the Jimblebar mine. BHPIOJ also owns other assets, called “Excluded Assets”, in which BHPM alone holds a 100% economic interest through B Class Shares in BHPIOJ.
4.
Statutory Rents and Rates are payable annually to the State Government and the Local Government/Shire respectively. These have been paid for the year ending 30 June 2026.

As at 30 June 2026, all of WAIO’s mineral reserves and 86% of mineral resources (exclusive of mineral reserves) were located on the eight mineral titles held pursuant to the five State Agreement Acts. The remaining 14% of mineral resources are located across the 57 tenements held pursuant to the Mining Act. All mineral development and extraction activities are currently undertaken only within tenements held pursuant to the State Agreement Acts. Activities within the Mining Act tenements are currently limited to exploration work aimed at defining mineral resources.

6.4.4 Registrant interest

In addition to being the majority owner of the property, BHP holds one royalty stream which entitles BHP to earn royalty income in relation to ore produced only from Mining Area C and South Flank. This royalty stream contributed 0.1% of free-on-board (FOB) revenue in FY2026.

6.4.5 Present condition of property

WAIO is a production-stage property with a large base of mineral reserves and mineral resources.

Exploration activities have been ongoing on the property since the 1950s. Drilling is the primary method for exploration and sampling. From the 1950s to December 2025, WAIO had completed over 158,000 exploration drill holes for a total of 12,600 km, including 9,339 km reverse circulation and 848 km diamond core drilling, across its tenements for the purpose of resource identification and definition, resource characterization, modelling of geotechnical and hydrogeological parameters, and geometallurgical test work. In recent years, between 300 to 500 km of drilling has been carried out annually.

The exploration activities have occurred in areas adjacent to operating mines (brownfield areas) to replenish mineral resources depleted by mine production. In addition, some exploration activities have been completed in strategic greenfield areas to provide optionality for future development.

All mines are open cut, with ore extracted using excavators and trucks. After extraction, the ore is crushed before train loading and transporting to the port for direct shipping.

6.4.6 Physical condition

Production on the WAIO property started in the late 1960s from one mine. Currently there are five operating mining hubs, Newman, Yandi, Mining Area C, Jimblebar and South Flank, started in 1969, 1992, 2003, 2013 and 2021, respectively.

The Yandi mine started its end-of-life production ramp down, closure and decommissioning of associated infrastructure commenced in July 2021. The decommissioning is ongoing and once Yandi mine is fully exhausted, parts of the Yandi processing facilities are likely to be used to process run-of-mine feed from nearby Brockman deposits.

The operations undertake planned maintenance programs and implement scheduled replacement of equipment and infrastructure that is required to maintain the continued reliable operation of the mines and supporting services such as power, port facilities, water supplies and rail.

Modernisation of rail operations and automation of haul trucks are currently in progress.

6.4.7 Book value

The total book value of the WAIO property and its associated plant and equipment was US$16.4 billion on equity ownership basis, as at 30 June 2026.

6.4.8 History of previous operations

Since the 1950s, BHP has been continuously exploring, developing and extracting iron ore at gradually increasing rates of production to keep pace with global sea-borne market demands.

In 1966, BHP’s joint venture partner Goldsworthy Mining Limited (GML) was the first company to develop an iron ore mine in the Pilbara. The mine, Mount Goldsworthy ceased operations in 1982 with production entirely for export purposes. BHP was initially a joint venture partner in GML and acquired full ownership of GML in 1990.

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

Brockman Iron Formation tends to have higher phosphorous and alumina concentration (both deleterious elements) with a lower loss-on ignition than the Marra Mamba Iron Formation. These compositional differences are one of the reasons for subdividing the ore by stratigraphy. The bedded iron deposits are further subdivided in terms of their genesis and mineralogy into hypogene martite-microplaty hematite and supergene martite-geothite ores.

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

6.4.11 Mineral resources and mineral reserves

Mineral resources and mineral reserves tables for WAIO reported by joint venture are included in section 6.3.

6.4.12 Changes to mineral resources and mineral reserves

Total mineral resources as at 30 June 2026 were 13,900 Mt compared to 13,660 Mt as at 30 June 2025, an increase of approximately 2% (240 Mt). The increase in mineral resources was due to additional resources defined at the Newman JV, supported by drilling.

Total mineral reserves as at 30 June 2026 were 3,370 Mt compared to 3,520 Mt as at 30 June 2025, a decrease of approximately 4% (-150 Mt). The decrease in mineral reserves was primarily due to depletion from mining operations, partially offset by the inclusion of Ministers North mineral reserves in the Jimblebar JV.

6.4.13 Material assumptions and criteria

Mineral resources estimated for WAIO’s active mines and undeveloped deposits consider the following assumptions:

•
Resources estimated using ordinary kriging and inverse distance weighted methods.
•
Resources are reported exclusive of mineral reserves and are presented as in situ estimates.
•
Resources are reported on a wet tonnage basis for all material types associated with the joint ventures.
•
Conventional open cut practices are assumed for all ore extraction.
•
Resources are excluded from reporting as appropriate for heritage, environmental, hydrological, tenure, and infrastructure purposes to minimise any potential impacts.

Mineral reserves are estimated for WAIO’s active mining areas and consider the following assumptions:

•
The latest and approved resource models and mineral resource estimates have been used for mine planning and conversion to mineral reserves by application of all relevant modifying factors.
•
The resource models are converted to mining models (WAIO equivalent of a “reserve” model) by regularising the resource model blocks to SMU-sized blocks
•
The average of the previous three years (FY2023 to FY2025) actual yearly operating and capital costs are used to estimate the cut-off grades and mineral reserves.
•
The median of the three-year trailing calendar monthly average iron ore prices from July 2022 to June 2025 are used to estimate the cut-off grades and mineral reserves.
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

Details of the material assumptions are described in the Technical Report Summary (effective 30 June 2026) attached as an exhibit to this Annual Report, sections 11 Mineral Resource Estimates, 12 Mineral Reserve Estimates, 13 Mining Methods, 14 Processing and Recovery Methods and 18 Capital and Operating Costs.

6.5 Steelmaking coal

Coal resources1

As at 30 June 2026

		Measured Coal Resources				Indicated Coal Resources				Measured + Indicated Coal Resources				Inferred Coal Resources
	Mining	Tonnage	Qualities			Tonnage	Qualities			Tonnage	Qualities			Tonnage	Qualities
Steelmaking coal[2,3]	method	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S
Australia
BMA[4,5,6]	OC & UG	928	24.2	18.2	0.61	284	25.8	17.2	0.73	1,210	24.6	17.9	0.63	214	26.3	18.3	0.81
Total steelmaking coal		928	24.2	18.2	0.61	284	25.8	17.2	0.73	1,210	24.6	17.9	0.63	214	26.3	18.3	0.81

1.
Coal resource is used as an equivalent term to mineral resource.
2.
Coal resources are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP's economic interest in the respective joint venture. All tonnes and quality information have been rounded, and small differences may be present in the totals.
3.
Coal resources are presented exclusive of coal reserves.
4.
BMA coal resources, in which BHP has a 50% interest, includes the Goonyella Complex, Caval Ridge, Peak Downs, Saraji and Saraji South deposits.
5.
The point of reference for the coal resources tonnage estimates was in situ. Coal qualities are reported on raw coal, air-dried basis.
6.
Coal resource estimates were based on third quartile four-year historical price over the period of 1 July 2021 to 30 June 2025 for hard coking coal at US$341.66/t.

Coal reserves1

As at 30 June 2026

		Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves				Probable Marketable Coal Reserves				Total Marketable Coal Reserves
	Mining	Tonnage	Tonnage	Tonnage	Tonnage	Qualities			Tonnage	Qualities			Tonnage	Qualities
Steelmaking coal[2]	Method	Mt	Mt	Mt	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S
Australia
BMA[3,4,5,6]	OC & UG	706	85	791	441	10.1	20.7	0.59	47	11.3	21.2	0.72	488	10.2	20.8	0.60
Total steelmaking coal		706	85	791	441	10.1	20.7	0.59	47	11.3	21.2	0.72	488	10.2	20.8	0.60

1.
Coal reserve is used as an equivalent term to mineral reserve.
2.
Coal reserves are reported in this report in accordance with S-K 1300 and presented for the portion attributable to BHP's economic interest in the respective joint venture. All tonnes and quality information have been rounded, and small differences may be present in the totals.
3.
BMA coal reserves, in which BHP has a 50% interest, includes the Goonyella Complex, Caval Ridge, Peak Downs, Saraji and Saraji South deposits.
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
6.
Coal reserve estimates were based on median four-year historical price over the period of 1 July 2021 to 30 June 2025 for hard coking coal at US$291.33/t. The price was converted from nominal to real basis aligned to the valuation date and site-specific factors were applied, based on changes in forecast quality over time, before coal reserves were estimated.

6.6 Energy coal

Coal resources1

As at 30 June 2026

		Measured Coal Resources					Indicated Coal Resources					Measured + Indicated Coal Resources					Inferred Coal Resources
	Mining	Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
Energy coal[2,3]	method	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV
Australia
NSWEC[4,5,6,7]	OC	–	–	–	–	–	7.8	18.5	30.0	0.55	6,260	7.8	18.5	30.0	0.55	6,260	3.7	19.3	28.3	0.50	6,210
Total energy coal		–	–	–	–	–	7.8	18.5	30.0	0.55	6,260	7.8	18.5	30.0	0.55	6,260	3.7	19.3	28.3	0.50	6,210

1.
Coal resource is used as an equivalent term to mineral resource.
2.
Coal resources are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP's economic interest. All tonnes and quality information have been rounded, and small differences may be present in the totals.
3.
Coal resources are presented exclusive of coal reserves.
4.
NSWEC, in which BHP has a 100% interest, includes the Mt Arthur Coal deposit.
5.
Coal qualities are reported on an air-dried in situ basis. Tonnages are reported as in situ.
6.
The point of reference for the coal resources was in situ.
7.
Coal resource estimates were based on the average three-year historical thermal coal price of US$180.24/t for 6,000 kcal/t.

Coal reserves1

As at 30 June 2026

		Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves					Probable Marketable Coal Reserves					Total Marketable Coal Reserves
	Mining	Tonnage	Tonnage	Tonnage	Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
Energy coal[2]	method	Mt	Mt	Mt	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV	Mt	%Ash	%VM	%S	Kcal/kgCV
Australia
NSWEC[3,4,5,6]	OC	62	16	78	49	16.0	30.2	0.53	5,820	13	16.3	29.5	0.52	5,730	62	16.1	30.1	0.53	5,810
Total energy coal		62	16	78	49	16.0	30.2	0.53	5,820	13	16.3	29.5	0.52	5,730	62	16.1	30.1	0.53	5,810

1.
Coal reserve is used as an equivalent term to mineral reserve.
2.
Coal reserves are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP's economic interest. All tonnes and quality information have been rounded, and small differences may be present in the totals.
3.
NSWEC, in which BHP has a 100% interest, includes the Mt Arthur Coal deposit.
4.
Coal qualities are presented on an air-dried basis. Tonnages for the coal reserves are reported on a run-of-mine moisture basis of 7.9%. Tonnages for the marketable reserves are reported at a moisture basis of 10.1%.
5.
The point of reference for the total coal reserves was as delivered to the coal handling process plant.
6.
Coal reserve estimates were based on the average three-year historical thermal coal prices of US$140.52/t specification Newcastle FOB, 6,000 kcal/t net as received and US$103.51/t specification 5500kcal/t.

6.7 Potash

Mineral resources

As at 30 June 2026

		Measured Mineral Resources				Indicated Mineral Resources				Measured + Indicated Mineral Resources				Inferred Mineral Resources
	Mining	Tonnage	Qualities			Tonnage	Qualities			Tonnage	Qualities			Tonnage	Qualities
Potash[1,2]	method	Mt	%K2O	%Insol.	%MgO	Mt	%K2O	%Insol.	%MgO	Mt	%K2O	%Insol.	%MgO	Mt	%K2O	%Insol.	%MgO
Canada
Jansen[3,4,5,6,7,8,9]
LPL	UG	–	–	–	–	–	–	–	–	–	–	–	–	1,280	25.6	7.7	0.08
Total potash		–	–	–	–	–	–	–	–	–	–	–	–	1,280	25.6	7.7	0.08

1.
Mineral resources are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP's economic interest. All tonnes and quality information have been rounded, and small differences may be present in the totals.
2.
Mineral resources are presented exclusive of mineral reserves.
3.
Jansen, in which BHP has a 100% interest, is considered a material property for the purposes of Item 1304 of S-K 1300.
4.
The point of reference for the mineral resources was in situ.
5.
Mineral resources estimate was based on a potash price of US$331/t (real basis). The primary basis was Nutrien's quarterly published offshore and onshore realised price from 2011 to 2025.
6.
Mineral resources are stated for the Lower Patient Lake (LPL) potash unit and using a seam thickness of 3.96 m from the top of 406 clay seam.
7.
Mineral resources are based on the expected metallurgical recovery of 88%.
8.
Potash or sylvite (KCl) content of the deposit is reported in potassium oxide form (K2O). The conversion from KCl to K2O uses a mineralogical conversion factor of 1.583.
9.
Mineral resources tonnages are reported on an in situ moisture content basis and was estimated to be 0.3%.

Mineral reserves

As at 30 June 2026

		Proven Mineral Reserves				Probable Mineral Reserves				Total Mineral Reserves
	Mining	Tonnage	Qualities			Tonnage	Qualities			Tonnage	Qualities
Potash[1]	method	Mt	%K2O	%Insol.	%MgO	Mt	%K2O	%Insol.	%MgO	Mt	%K2O	%Insol.	%MgO
Canada
Jansen[2,3,4,5,6,7,8]
LPL	UG	–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10
Total potash		–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10

1.
Mineral reserves are reported in this report in accordance with S-K 1300 and are presented for the portion attributable to BHP's economic interest. All tonnes and quality information have been rounded, and small differences may be present in the totals.
2.
Jansen, in which BHP has a 100% interest, is considered a material property for the purposes of Item 1304 of S-K 1300.
3.
The point of reference for the mineral reserves was ore as delivered to the mill for processing.
4.
Mineral reserves estimate was based on a potash price of US$331/t (real basis). The primary basis was Nutrien's quarterly published offshore and onshore realised price from 2011 to 2025.
5.
Mineral reserves estimate cut-off is a function of mining parameters and seam thickness. The calculated cut-off grade from economic modelling where the mine plan would be break-even is 12.6% K2O.
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

The geographic coordinate location for the service shaft is Latitude 51°53'56.62"N and Longitude 104°42'53.44"W.

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

During the first three years of KLSA 011, BHP was required to complete CA$12 million of work on the lease area. This work commitment has been met.

Lease description	Area (ha)%		Expiry date	Annual lease payment[1]
Jansen project total lease area	115,425	100
KLSA 011 Core lands	69,749	60	22/11/2033	1,056,623.66
KLSA 011 Expansion lands	45,408	39	22/11/2033
Total core & expansion mineral rights	115,157	99
Freehold Mineral Lease Lands	~300	<1

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

6.8.7 Book value

The total book value for the Jansen property and its associated plant and equipment was US$8.6 billion as at 30 June 2026.

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

The potash beds are hosted within the Prairie Evaporite Formation, in regionally extensive, horizontal layers created by the repeated, cyclical evaporation of a shallow, inland sea during the Devonian period. The potash deposit extends from east to west in the province and is relatively uniform, except where there are anomalies due to local alterations or disruption of the potash beds.

In the Jansen area, the potash is at a depth of 800 to 1,050 metres. Two potash members are present, the Patience Lake and Belle Plaine members. The Patience Lake Member is further subdivided into Upper Patience Lake and Lower Patience Lake sub-members. The Lower Patience Lake sub-member is the potash horizon targeted for Jansen. The Lower Patience Lake sub-member is composed of sylvite (KCl), halite (NaCl) with variable amounts of disseminated insolubles and clay seams. Carnallite (KCl.MgCl2.6H2O), a mineral which can impact processing and ground stability, occasionally occurs in place of sylvite within the potash layer. Large carnallite zones can typically be mapped using 3D seismic survey information.

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

6.8.11 Mineral resources and mineral reserves

Mineral resources and mineral reserves tables for Jansen reported by material type are included in section 6.7.

6.8.12 Changes to mineral resources and mineral reserves

Total mineral resources as at 30 June 2026 has not changed from previous year, as at 30 June 2025 (1,280 Mt).

Total mineral reserves as at 30 June 2026 has not changed from previous year, as at 30 June 2025 (1,070 Mt).

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
•
Commodity price and operating costs.

Details of the material assumptions are described in the Technical Report Summary (effective 30 June 2026), attached as an exhibit to this Annual Report, sections 11 Mineral Resource Estimates, 12 Mineral Reserve Estimates, 13 Mining Methods, 14 Processing and Recovery Methods and 18 Capital and Operating Costs.

7.
People – performance data

Table 1 – Workforce data and diversity by region FY20261,2

	Number and % of employees		Average number and % of contractors		Employees by gender number and %
Region	Employees	Employees %	Contractors	Contractors %	Male	Male %	Female	Female %
Asia	1,620	4.0	3,357	7.7	612	37.8	1,008	62.2
Australia	30,684	75.1	13,570	31.2	18,679	60.9	12,005	39.1
Europe	94	0.2	6	<0.1	40	43	54	57.5
North America	867	2.1	3,094	7.1	501	57.8	366	42.2
South America	7,598	18.6	23,419	53.9	4,081	53.7	3,517	46.3
Total	40,863	100	43,446	100	23,913	58.5	16,950	41.5

Table 2 – Employees by category and diversity for FY20261,2

			Gender		Region
Employment category	Total	% of total	Male	Female	Asia	Australia	Europe	North America	South America
Full time	38,833	95	23,182	15,651	1,592	28,794	88	833	7,526
Part time	1,405	3.4	526	879	3	1,396	2	4	0
Fixed term full time	434	1.1	153	281	25	304	4	29	72
Fixed term part time	42	0.1	16	26	0	41	0	1	0
Casual	149	0.4	36	113	0	149	0	0	0
Total	40,863	100	23,913	16,950	1,620	30,684	94	867	7,598

Table 3 – Employees by category and diversity for FY20261,2

		Gender		Gender %		Age group %
Category	Total	Male	Female	Male %	Female %	Under 30	30–39	40–49	50+
Senior leaders	242	147	95	60.7	39.3	0.4	7	48.4	44.2
Managers	1,382	798	584	57.7	42.3	0.1	22.3	51.4	26.2
Supervisory and professional	17,817	9,831	7,986	55.2	44.8	7.9	38	35	19.1
Operators and general support	21,422	13,137	8,285	61.3	38.7	20	29.2	24.8	26
Total	40,863	23,913	16,950	58.5	41.5	14.0	32.7	30.3	23.1

Board and executive management diversity

In accordance with UK Listing Rule 14.3.30(2), these tables set out the Board and executive management diversity data as at 30 June 2026.

Gender identity

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)[3]	Number in executive management[4]	Percentage of executive management[4]
Men	6	60%	3	5	45%
Women	4	40%	-	6	55%
Not specified/ prefer not to say	0	0%	-	0	0%

Ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)[3]	Number in executive management[4]	Percentage of executive management[4]
White British or other White (including minority-white groups)	7	70%	2	7	64%
Mixed/Multiple ethnic groups	2	20%	1	3	27%
Asian/Asian British	1	10%	-	1	9%
Black/African/Caribbean/Black British	0	0%	-	0	0%
Other ethnic group	0	0%	-	0	0%
Not specified/ prefer not to say	0	0%	-	0	0%

1.
Based on a ‘point in time’ snapshot of employees as at 30 June 2026, including employees on extended absence, which was 1,233 in FY2026. There is no significant seasonal variation in employment numbers.
2.
Contractor data is collected from internal organisation systems. Contractor data is averaged for a 10-month period, July 2025 to April 2026.
3.
These tables are set out in the format prescribed by the UK Listing Rules. For BHP, the senior Board positions are the CEO, Senior Independent Director (SID) and Chair as the CFO is not a member of the Board, in line with market practice for Australian listed companies.
4.
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

> For additional information concerning the Samarco dam failure, refer to Financial Statements note 4 ‘Significant events – Samarco dam failure’

Settlement Agreement with Public Authorities for reparation of the Samarco dam failure

On 25 October 2024, the Federal Government of Brazil, State of Minas Gerais, State of Espírito Santo, public prosecutors and public defenders (Public Authorities) entered into the Settlement Agreement with Samarco Mineração S.A. (Samarco) and its shareholders, BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale) (together, the Companies) to settle claims relating to the Samarco dam failure. The Settlement Agreement was ratified by the Brazilian Federal Supreme Court on 6 November 2024. On 15 May 2025, the ratification decision became final and unappealable.

Over the years, the Companies and public authorities entered into agreements for the remediation of damages resulting from the Samarco dam failure, including the March 2016 Framework Agreement, which established the Renova Foundation and the environmental and socioeconomic programs for remediation and compensation, and the June 2018 Governance Agreement, which addressed governance arrangements and the renegotiation of those programs. The obligations provided for in those previous agreements, including the Framework Agreement and the Governance Agreement, were extinguished and replaced by the Settlement Agreement.

The Settlement Agreement delivers a full and final settlement of the obligations under the Framework Agreement and of the main public civil actions and related proceedings brought by the Public Authorities in relation to the Samarco dam failure. These public civil actions and proceedings included the public civil action filed in November 2015 by the Federal Government of Brazil, the States of Espírito Santo and Minas Gerais and other public authorities, seeking full reparation of environmental and socioeconomic damages in the amount of R$20 billion (approximately US$3.9 billion)1 (the R$20 billion Public Civil claim), and the public civil action filed in May 2016 by the Brazilian Federal Public Prosecutors’ Office, seeking R$155 billion (approximately US$29.9 billion)1 for reparation, compensation and social, individual and collective moral damages (the R$155 billion Federal Public Prosecutors’ Office claim).

The financial value of the Settlement Agreement, as at the announcement date, was R$170 billion (approximately US$31.1 billion)2 on a 100 per cent basis. This amount includes R$38 billion (approximately US$7.9 billion)2 spent to 30 September 2024 on remediation and compensation since 2016, R$100 billion (approximately US$17.6 billion)2 in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and Traditional communities for the execution of measures provided for in the Settlement Agreement (Obligation to Pay), and additional performance obligations for an estimated financial value of approximately R$32 billion (approximately US$5.6 billion)2 to be carried out by Samarco in accordance with the terms of the Settlement Agreement (Obligations to Perform). These obligations include remediation and compensation programs that are expected to be completed over the next 15 years.

Under the Settlement Agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which was 50 per cent each.

Some of the key obligations of the Settlement Agreement include funding for programs for the benefit of people, communities and the environment in the affected regions, including universal water sanitation, health programs, economic recovery programs, improvements to roads and infrastructure, a flood response fund, initiatives to foster fishing and biodiversity, a program to support women, a social participation fund for investment in education, culture, sports and food security, and an income assistance program to support the most vulnerable people. The Settlement Agreement provides R$8 billion (US$1.4 billion)2 to eligible Indigenous peoples and Traditional communities, with the allocation of funds to be determined by Indigenous and Traditional communities following a consultation process by the Federal Government. The Krenak Indigenous community settled their claim through a parallel agreement.

In addition, the Settlement Agreement provides for individual compensation mechanisms, including payments of R$95,000 per person to eligible fishermen and farmers and R$13,018 per person to eligible individuals with water damage claims, and establishes a further compensation and indemnification system known as the Definitive Indemnification Program (PID), which provides payments of R$35,000 per eligible individual and small business.

For more information on the social economic and social environmental remediation actions to date, please refer to the Implementation of the Settlement Agreement below.

In view of the Settlement Agreement, the main proceedings brought by its signatories against BHP Brasil, Vale, Samarco and/or Renova Foundation have now been terminated, including the R$20 billion Public Civil claim and the R$155 billion Federal Public Prosecutors’ Office claim, related enforcement proceedings and other public civil actions covered by the Settlement Agreement. The Settlement Agreement provides that the collective socioenvironmental and socioeconomic damages of any nature (including social, moral and non-economic damages) arising from the dam failure are compensated and remediated by the Obligations to Perform and Obligation to Pay and that no additional obligations will be required for the reparation and compensation of the collective damages.

Pursuant to the Settlement Agreement, the Renova Foundation was formally extinguished and all its Programs were either terminated, completed or transferred to Samarco, in accordance with the 12-month period for the completion of the transition of rights and obligations to Samarco.

The Settlement Agreement did not resolve all claims related to the Samarco dam failure. For instance, the Settlement Agreement did not resolve the UK group action complaint, the group action claim brought against certain Vale and Samarco entities in the Netherlands (more details about these claims can be found below in the Class or group claims section), criminal charges against the Companies and certain individuals, certain CPAs commenced by certain municipalities or private associations, including the CPAs concerning the use of Tanfloc for water treatment, trailing litigation from individuals, Indigenous peoples and Traditional communities and businesses (among others), and future or unknown claims, which may arise from new information or damages in connection with the dam failure, such as potential claims alleging health impacts to individuals.

The Settlement Agreement and implementation thereof have been the subject of claims that seek, among other things, to change the eligibility parameters of the Settlement Agreement. The Companies are defending these claims.

In addition, actions for alleged damages, fees and/or expenses related to claims concerning the Samarco dam failure have been threatened, and may in the future be brought, against the Group.

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

> For more information on BHP Brasil’s provision and contingencies for the Samarco dam failure refer to Financial Statements note 4 ‘Significant events – Samarco dam failure’

Implementation of the Settlement Agreement

Implementation of the Settlement Agreement is progressing through structured, deadline-driven workstreams led by Samarco in coordination with the relevant Public Authorities, with ongoing governance and oversight arrangements and independent technical audit requirements applying to specified deliverables. The status of select compensation, financial assistance and socioeconomic activities and resettlement activities is summarised below. In addition, progress continues to be made regarding Samarco’s obligations with respect to certain environmental remediation under the terms of the Settlement Agreement.

Compensation, financial assistance and socioeconomic activities

Compensation and financial assistance of approximately R$34.2 billion (US$6.6 billion, 100 per cent basis)1 has been paid to support approximately 632,000 people affected by the dam failure, as of 30 June 2026. As of 30 June 2026, the Definitive Indemnification Program (PID), the largest program, has resulted in the payment of compensation in respect of approximately 310,000 claims and the payment of R$11.4 billion (approximately US$2.1 billion).2

Resettlement

The Settlement Agreement provides processes and defined timeframes to incentivise remaining families to select which resettlement option they prefer: (i) the construction of a new house in the collective resettlement of Bento Rodrigues or Paracatu de Baixo, (ii) the purchase of a new house in another place or (iii) a cash payment. As at 30 June 2026, approximately 100% of resettlement cases have been completed, either via completion of construction (with families moving in or handover to families in progress) or cash payment for those families who have opted for this option instead of the other resettlement solutions. Resettlement of public assets has been completed, with most assets formally transferred to and operated by the Municipality of Mariana.

Environmental remediation

Samarco continues implementing long-term monitoring and compensatory initiatives, including monitoring of water, river sediments, ecological indicators and air quality, with the main monitoring activities expected to continue until 2039. Action has been taken to vegetate the impacted riverbanks and floodplains, stabilise river margins and return water quality to the levels observed before the dam failure.

The Settlement Agreement also requires that Samarco provide R$11 billion (US$1.9 billion, 100 per cent basis)1 in funding for the universalisation of basic water sanitation for municipalities in the Doce River basin to reduce untreated sewage discharge into the river by communities. According to the Doce River basin water resources plan, developed by the Brazilian Water Agency, a federal agency responsible for the regulation of Brazilian water resources, water from the Doce River can be used for (1) human consumption after conventional treatment; (2) the protection of aquatic habitats; (3) primary contact recreation, such as swimming, water skiing and diving, among other things. The Settlement Agreement establishes Samarco’s obligation to reforest 50,000 hectares of protected areas and restore 5,000 springs within the Doce River basin. Of these, as at 30 June 2026, approximately 46,500 hectares and 4,501 springs are undergoing restoration, continuing the efforts initiated by the Renova Foundation. All reforestation actions are expected to be completed by 2031.

The Settlement Agreement outlines remaining tailings management activities, including the recovery of marginal lagoons and streams, as well as bioengineering interventions to control riverbank erosion. It also sets out Samarco’s obligation to carry out two environmental studies: one on the potential removal of tailings from the Candonga Reservoir, and the other related to management of contaminated sites. The development of these studies are ongoing with supervision by the applicable Public Authorities.

As part of the Settlement Agreement, the fishing ban in the coastal zone of the Doce River is set to be lifted within two years counted from the date of its execution (25 October 2024). Until then, it is expected the Public Authorities will issue fishing regulations aimed at protecting both fishing activities and the environment.

Footnotes

1.
Based on the exchange rate as at 30 June 2026 BRL/US$ of 5.176.
2.
US$ amounts for amounts already spent is calculated based on actual transactional (historical) exchange rates related to funding provided by BHP Brasil. Future spend is calculated using BRL/US$ exchange rate of 5.696. All future financial obligations are presented on a real, undiscounted basis and will accrue inflation at the IPCA inflation rate. Payments will be made in Brazilian Reais.

Civil public actions and individual actions for inclusion as beneficiaries of the Settlement Agreement

The Companies are involved in a number of proceedings brought by individuals or associations, including from Indigenous, Quilombola and Traditional communities, alleging wrongful exclusion from compensation programs provided under the Settlement Agreement, whether administered by Samarco or the Public Authorities, thus seeking their inclusion and, in some cases, additional compensation. These claims generally argue that the process used to identify eligible beneficiaries was inadequate, resulting in the alleged exclusion of certain individuals. The Companies continue to defend themselves against such claims. In some of these cases, the Court recognised that BHP Brasil should not be a defendant in the lawsuits, given that Samarco is the primary obligor pursuant to the Settlement Agreement. In other cases, the claims were dismissed against all Companies. Appeals and motions for clarification by the claimants are pending.

Civil public actions commenced by associations concerning the use of Tanfloc for water treatment

On 17 November 2023, the Federal Court dismissed the lawsuit filed by four associations in November 2021 due to procedural reasons. The judgment is final and unappealable. In July 2024, two further associations filed another lawsuit against the Companies and others, including the States of Minas Gerais and Espírito Santo, the Federal Government and the Water Treatment Companies, who were all also defendants in the first lawsuit.

This second lawsuit was also dismissed due to procedural reasons on 12 November 2024 and the associations have appealed this judgment, which is still pending. In both lawsuits the plaintiffs alleged that the defendants carried out a clandestine study on the citizens of the locations affected by the Samarco dam failure where Tanfloc (a tannin-based flocculant/coagulant) was used in the water treatment process. The plaintiffs claim that this product put the population at risk due to its alleged experimental qualities and the dosage applied. The plaintiffs presented largely similar pleas (e.g. material damages, moral damages).

Indigenous communities – civil public action for partial nullity of agreements

The Companies are involved in proceedings related to claims involving certain Indigenous communities. In February 2024, the Federal Prosecutor’s Office (MPF) filed a collective lawsuit against the Companies, alleging that the settlement agreements entered into between Renova Foundation and the Tupiniquim Guarani Indigenous communities (the Tupiniquim Guarani) contain nullities regarding the release of monthly Emergency Subsistence Aid (ASE), and requested an injunction ordering the Companies to maintain ASE payments to the Tupiniquim Guarani, including an increase in the monthly payment amount. On 4 March 2024, the Federal Court granted the MPF’s injunction request, later overturned in April 2024. On 31 October 2024, the Federal Court ruled in favour of the MPF request, but suspended the terms of its own rule. Following the Settlement Agreement, the Companies requested the suspension of the lawsuit, which was granted on 24 July 2025. These claims may be resolved through a Federal Government-led consultation in connection with the Settlement Agreement to part of the Tupiniquim Guarani who is still engaged in the consultation process; and through a separate court-supervised mediation ongoing for the remainder part of the community that has opted out of the Settlement Agreement.

Civil public action filed by Municipalities

The Companies were served with a civil public action filed in June 2025 by five municipalities from the State of Bahia seeking R$780 million (US$ 151 million)1 in compensation for damages allegedly caused by the Samarco dam failure, including environmental, socioeconomic and collective moral damages. The municipalities argue that the Companies are jointly and severally liable. The Companies have defended these claims, and no decision has been issued to date.

Other civil proceedings in Brazil

As noted, BHP Brasil is among the companies named as a defendant in a number of legal proceedings initiated by individuals, indigenous and traditional persons and their communities, non‑governmental organisations, corporations, municipalities and other governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Renova Foundation.

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

In addition, government inquiries, studies and investigations relating to the Samarco dam failure and actions taken in response to it have been commenced by numerous agencies and individuals of the Brazilian Government and may still be ongoing. Additional legal proceedings and government investigations relating to the Samarco dam failure or responses to the dam failure could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions. The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities.

As of 30 June 2026, Samarco had been named as a defendant in more than 92,000 small claims for moral damages in which people argue their public water service was interrupted for between five and 10 days, of which approximately 25,000 claims are still active. BHP Brasil is a co-defendant in more than approximately 21,000 of these cases.

The Settlement Agreement does not resolve existing claims by individuals, however it provided for an indemnification proposal of R$13,018 per person to individuals who have unresolved lawsuits in connection with water damage claims. As of 30 June 2026, Samarco has reached settlement in more than 13,300 individual cases, including approximatively 7,000 cases in which BHP Brasil is a co-defendant. Alternatively, the Brazilian Code of Civil Procedure provides that repetitive claims can be settled through a proceeding known as the Resolution of Repetitive Demands Procedure (IRDR). Under the IRDR, a court will hear a ‘pilot case’ representative of such recurring legal matters and the judgment in that decision will set a precedent for the resolution of similar cases in that jurisdiction. An IRDR has been established in the State of Minas Gerais and the Court in the pilot case has ruled that the mandatory parameter for resolution of claims will be the payment of R$2,000 (approximately US$386)1 per individual claim for moral damages due to the suspension of public water supply. Appeals before higher courts were filed. On 21 May 2024, the Superior Court of Justice granted the State Prosecutor of Minas Gerais request to declare null the IRDR due to the alleged failure to satisfy the procedural requirements necessary for its formal admissibility. Challenges to the decision were dismissed but still subject to appeal. The stay of individual proceedings remains subject to an assessment by the State Court of Minas Gerais.

Footnote

1. Based on the exchange rate as at 30 June 2026 BRL/US$ of 5.176.

Samarco’s judicial reorganisation

On 9 April 2021, Samarco filed for judicial reorganisation (JR) and on 1 September 2023 the Second Business State Court for the Belo Horizonte District of Minas Gerais (JR Court) confirmed Samarco’s Judicial Reorganisation Plan (JR Plan). Under the JR Plan, Samarco’s funding of obligations to remediate and compensate the damages resulting from the dam failure is capped at US$1 billion for the period CY2024 to CY2030. Notwithstanding this cap, and subject to certain conditions, if Samarco has a positive cash balance after meeting its obligations in any given year, its shareholders may direct 50 per cent of the year-end excess cash to fund remediation obligations, including those under the Settlement Agreement. On 11 August 2025, Samarco formally emerged from JR following a judicial decision from the JR Court. Samarco is still required to implement the JR Plan.

Class or group action claims

BHP Group Limited and certain of its subsidiaries have been named as defendants in class or group action claims related to the Samarco dam failure. The most significant of those claims are summarised below.

Australian class action complaint

BHP Group Limited was named as a defendant in a shareholder class action filed in the Federal Court of Australia in 2018 on behalf of persons who acquired shares on the ASX, JSE or LSE in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure. In September 2025, BHP reached an agreement to settle the Australian Samarco shareholder class action. On 5 December 2025, the Federal Court of Australia approved the settlement. Pursuant to the terms of the settlement, BHP paid the applicants A$110 million, inclusive of interest and costs, with no admission of liability. BHP recovered the majority of the settlement amount from its insurers.

United Kingdom group action complaint

BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (together, the BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filed in 2018 on behalf of certain individuals, municipalities, businesses and communities in Brazil allegedly impacted by the Samarco dam failure, some of whom are eligible for and have been compensated through the Settlement Agreement.

In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified. The claims have been stayed by the English court pending an application for consolidation with the original action.

In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an agreement (BHP and Vale Agreement) – without any admission of liability in any proceedings – whereby: (i) Vale will pay 50 per cent of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the BHP and Vale Agreement); and (ii) BHP Brasil will pay 50 per cent of any amounts that may be payable by Vale to the claimants in the Netherlands proceedings (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the BHP and Vale Agreement). The Group has considered the BHP and Vale Agreement when determining its provision for the UK group action claim and have taken into account amounts to be received from Vale.

In November 2025, the English High Court found the BHP Defendants liable under Brazilian law for the Samarco dam failure on the basis that it is a ‘polluter’ under Brazilian environmental law and at fault under the Brazilian civil code. The English High Court rejected the argument that the BHP Defendants are liable under Brazilian corporate law. The decision relates to events that occurred in the period before November 2015. The Court’s findings regarding Brazilian limitation periods could lead to attempts to join further claimants to the proceedings. The English High Court also found that certain of the waivers and releases signed by claimants who have already received compensation in Brazil are valid, and the claimants have accepted these claims will be discontinued, reducing the size and value of the claims in the UK group action significantly. The Group anticipates at least 240,000 claims will be discontinued as a result of these findings. The BHP Defendants were not granted permission to appeal the liability decision and will continue to defend the UK group action.

A stage 2 trial will decide generic issues of causation and quantification and whether losses claimed by certain lead claimants were caused by the dam failure. The trial is scheduled to run from April 2027 to March 2028. Following any decision and appeals in that trial, a stage 3 trial may also be required, where each remaining claimant would need to prove their alleged individual damages before the BHP Defendants are required to make any payments to them. This third trial is unlikely to occur before 2029. As at 30 June 2026, BHP has updated its Samarco dam failure provision to reflect its best estimate of potential cash outflows in relation to the claim.

Given the status of the claim, significant uncertainty remains around the extent of any potential outflow and there is a risk that outcomes may be materially higher or lower than amounts reflected in the Group’s provision for the Samarco dam failure. Key areas of uncertainty include the findings of stage 2 on whether losses were caused by the dam failure and the number of individuals in stage 3 who are able to prove damage and any amounts to be awarded.

United Kingdom contempt proceedings

In October 2024, certain Brazilian municipalities, who are claimants in the UK group action claims referred to above, brought criminal contempt proceedings against the BHP Defendants in relation to their alleged involvement in a constitutional claim brought by a third-party Brazilian mining association (IBRAM) before the Brazilian Supreme Court. In June 2025, the High Court in London rejected the BHP Defendants’ application to strike out the proceedings. That decision was overturned on appeal in favour of the BHP Defendants in March 2026, resulting in the contempt proceedings being struck out. The UK Supreme Court has denied the Claimant’s application for permission to appeal the decision and the matter is at an end.

Vale and Samarco’s Netherlands collective action claim

In March 2024, a collective action complaint was filed in the Netherlands against Vale and a Dutch subsidiary of Samarco for compensation relating to the Samarco dam failure. That complaint, which formally commenced in February 2025, indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith-based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. Vale and Samarco’s Dutch subsidiary have challenged the Dutch Court’s jurisdiction to hear the claim and the Dutch Court has provisionally indicated that a decision will be handed down on 14 October 2026. BHP is not a defendant in the Netherlands proceedings.

Any amounts payable by Vale and Samarco under this claim will be subject to the BHP and Vale Agreement referred to in the UK group action claim above.

Criminal charges

On 20 October 2016, the Federal Prosecutors’ Office in Brazil filed criminal charges against the Companies and certain of their employees and former employees in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the charged employees and former employees of BHP Brasil (Affected Individuals) filed their preliminary defences. The Federal Court granted decisions in favour of all eight Affected Individuals, terminating the charges against those individuals. On 14 November 2024, the Federal Court Judge issued a decision acquitting the Companies and certain individuals affiliated with Vale, Samarco and VogBR (Samarco’s independent consultant involved in the maintenance of the tailings dam) from all charges. On 10 December 2024, the Federal Prosecutors’ Office appealed. The trial commenced on 11 March 2026 and was adjourned until 3 September 2026.

Legal proceedings unrelated to the Samarco dam failure

South African class action claim

In August 2023, an application to commence a class action was filed in the High Court of South Africa on behalf of current and former mine workers (and the dependants of certain mine workers). The mine workers are alleged to have contracted coal mine dust lung disease and to have worked at specified coal mines in South Africa between 1965 and the filing date. ‘BHP Billiton Plc Incorporated’ is named as a respondent, alongside South32 SA Holdings Limited (South32) and Seriti Power (Proprietary) Limited (Seriti). The claims against the BHP entity relate to the period from 1999 to 2015. The relevant businesses were divested in 2015 as part of the demerger of South32 Limited.

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

A person may be nominated by shareholders as a Director of BHP Group Limited if:

•
a shareholder provides a valid written and signed notice of the nomination, and
•
the person nominated by the shareholder satisfies candidature for the office and provides written and signed notice of their willingness to be elected as a Director and the nomination is provided at least 40 business days before the date of the general meeting. The person nominated as a Director may be elected to the Board by ordinary resolution passed in a general meeting.

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

>More information on our AGMs is available at bhp.com/meetings

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

> For information on share control limits imposed by relevant laws refer to Additional Information 9.9

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

9.5
Share ownership

Share capital

The details of the share capital for BHP Group Limited are presented in Financial Statements note 17 ‘Share capital’ and remain current as at 9 July 2026.

Substantial shareholders in BHP Group Limited

BHP Group Limited is not directly or indirectly controlled by another corporation or by any government. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities.

The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limited’s shares as notified to BHP Group Limited under the Australian Corporations Act 2001 (Cth), Section 671B as at 9 July 2026.

		Date of last notice			% of total
Title of class	Identity of person or group	Date received	Date of change	Number owned	voting rights[1]
Ordinary shares	State Street Corporation	3 February 2025	30 January 2025	361,526,566	7.13%
Ordinary shares	BlackRock Group[2]	3 February 2022	31 January 2022	347,008,470	6.85%
Ordinary shares	The Vanguard Group Inc.	24 April 2025	16 April 2025	304,608,271	6.001%
Ordinary shares	Citigroup Global Markets Australia Pty Limited	15 May 2025	12 May 2025	268,965,425.83	5.2988%

1.
The percentages quoted are based on the voting rights provided in the last substantial shareholders’ notice.
2.
In addition, on 3 February 2022, BlackRock Group notified that, as of 31 January 2022, it owned 4,152,969 American Depositary Receipts, with a voting power of 0.08 per cent. Each American Depositary Receipt represents two fully paid ordinary shares in BHP Group Limited.

Twenty largest shareholders as at 9 July 2026 (as named on the Register of Shareholders)1

BHP Group Limited		Number of fully paid shares	% of issued capital
1.	HSBC Custody Nominees (Australia) Limited[2]	1,520,504,094	29.92
2.	J P Morgan Nominees Australia Pty Limited	846,040,032	16.65
3.	Citicorp Nominees Pty Ltd	577,197,190	11.36
4.	Citicorp Nominees Pty Limited <Citibank NY ADR DEP A/C>	252,754,885	4.97
5.	BNP Paribas Noms Pty Ltd	158,390,817	3.12
6.	Computershare Clearing Pty Ltd <CCNL DI A/C>[3]	150,078,168	2.95
7.	South Africa Control A/C\C4	122,393,450	2.41
8.	BNP Paribas Nominees Pty Ltd <Agency Lending A/C>[5]	80,952,149	1.59
9.	HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>[2]	37,247,696	0.73
10.	Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	30,006,265	0.59
11.	BNP Paribas Nominees Pty Ltd <Clearstream>[5]	28,136,736	0.55
12.	BNP Paribas Nominees Pty Ltd <HUB24 Custodial Serv Ltd>[5]	28,063,089	0.55
13.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	24,220,866	0.48
14.	Netwealth Investments Limited <Wrap Services A/C>	19,753,098	0.39
15.	Australian Foundation Investment Company Limited	13,413,159	0.26
16.	HSBC Custody Nominees (Australia) Limited[2]	12,922,022	0.25
17.	BNP Paribas Noms (NZ) Ltd	9,725,515	0.19
18.	Argo Investments Limited	9,682,564	0.19
19.	HSBC Custody Nominees (Australia) Limited – A/C 2[2]	8,698,156	0.17
20.	Mutual Trust Pty Ltd	6,765,600	0.13
		3,936,945,551	77.48

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

3.
Computershare Clearing Pty Ltd <CCNL DI A/C> represents the Depositary Interest Register (UK).
4.
South Africa Control A/C\C represents the South African branch register.
5.
BNP Paribas Nominees Pty Ltd is listed three times in the above table as they are registered separately under the same name on the share register.

US share ownership as at 9 July 2026

	BHP Group Limited
	Number of shareholders	%	Number of shares	%
Classification of holder
Registered holders of voting securities	1,647	0.28	3,864,736	0.08
ADR holders	1,151	0.19	252,754,884[1]	4.97

1.
The number of shares corresponds to 126,377,442 ADRs.

Distribution of shareholdings by size as at 9 July 2026

	BHP Group Limited
Size of holding	Number of shareholders	%	Number of shares[1]	%
1–500[2]	299,243	50.15	54,516,654	1.07
501–1,000	99,404	16.66	75,849,228	1.49
1,001–5,000	156,001	26.15	350,725,172	6.90
5,001–10,000	25,599	4.29	180,127,406	3.54
10,001–25,000	12,583	2.11	188,681,680	3.71
25,001–50,000	2,631	0.44	89,841,272	1.77
50,001–100,000	797	0.13	54,552,090	1.07
100,001–250,000	294	0.05	42,731,865	0.84
250,001–500,000	57	0.01	18,574,771	0.37
500,001– and over	62	0.01	4,025,791,568	79.23
Total	596,671	100	5,081,391,706	100

1.
One ordinary share entitles the holder to one vote.
2.
The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$56.87 as at 9 July 2026 was 5,043.
9.6
Dividends

Policy

The Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period.

>For information on Underlying attributable profit (Continuing operations) for FY2026 refer to OFR 5.2 and OFR 8

The Board will assess, at each reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Allocation Framework, as described in OFR 2.

In FY2026, we determined our dividends and other distributions in US dollars as it is our main functional currency.

Payments

BHP Group Limited shareholders may have their cash dividends paid directly into their bank account in Australian dollars, UK pounds sterling, New Zealand dollars, South African rand or US dollars, provided they have submitted direct credit details and if required, a valid currency election nominating a financial institution to the BHP Share Registrar no later than close of business on the dividend reinvestment plan election date. BHP Group Limited shareholders who do not provide their direct credit details will receive dividend payments by way of a cheque in Australian dollars. BHP Group Limited shareholders who reside in New Zealand, Papua New Guinea or Botswana must provide valid direct credit details to receive their dividend payment.

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

Fees payable by the Depositary to the Issuer

Citibank has provided BHP a net reimbursement of US$3,153,453.62 in FY2026 for ADR program-related expenses for BHP’s ADR program. ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program-related expenses for FY2026, amounting to US$11,106, which are associated with the administration of the ADR program.

The ADSs issued under our ADR program trade on the NYSE under the stock ticker BHP. As of 9 July 2026, there were 126,377,442 ADSs on issue and outstanding in the BHP Group Limited ADR program.

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

>For information on our Risk Framework refer to OFR 6

We employ a number of measures designed to protect against, detect and respond to cyber threats, events or attacks, including BHP’s mandatory minimum performance requirements for technology and cybersecurity, cybersecurity performance requirements for suppliers and cybersecurity resilience programs. In addition, cybersecurity standards, cybersecurity risk and control guidance, security awareness programs and training to build capability, security assessments and continuous monitoring, restricted physical access to hardware and crisis management plans (in collaboration with Crisis Management Team) are also in place to manage cybersecurity.

We utilise dedicated internal and external cybersecurity personnel to focus on assessing, detecting, identifying, managing, preventing and responding to cyber threats, events and attacks. We have a dedicated global cybersecurity team, which has been in place since 2016 and has 24/7 monitoring and response capability that leverages core in-house capability and expert external service providers. Our assets, functions and projects are responsible for managing localised or project-specific exposure to technology and cyber risks, including risks associated with business-critical technology systems, with guidance provided by our cybersecurity team. BHP does not manage that exposure for non-operated assets, which is the responsibility of the operator of those assets, but it may be exposed to financial, legal and reputational risks as result of its economic interest in the asset. Enterprise-level risks that are specific to technology, such as those that pose a greater threat to our wider business and strategic opportunities, are managed by our global Technology team and other relevant stakeholders. To monitor and manage the cybersecurity risk exposure, we also monitor new methodologies and leverage emerging technologies, support and input from strategic cybersecurity partners, utilising threat intelligence capabilities and conducting resilience exercises to uplift our response in the instance of a cyber incident.

We regularly evaluate and assess the threat landscape, including the emergence of AI-related threats, and our security controls, including through audits and assessments, regular network and endpoint monitoring, vulnerability testing, penetration testing and tabletop exercises that include members of BHP’s management team. To assess the design and effectiveness of our cybersecurity controls, we engage with assessors, consultants, auditors or other expert third parties, including through independent third-party reviews of our information technology security program conducted on a periodic basis. We have processes in place to consider and remediate any findings from these reviews and assessments as required. We also have processes to oversee and identify material cybersecurity risks associated with our use of third-party service providers, including performing diligence on certain third parties that have access to our systems, data or facilities that store or process sensitive data and we continually monitor cybersecurity risks identified through such diligence. We also utilise contractual clauses to manage cybersecurity and data privacy risks, including by requiring certain agreements to be subject to periodic cybersecurity audits.

We have experienced targeted and non-targeted cybersecurity threats in the past; however, no prior cybersecurity incident has materially affected our business strategy, results of operations or financial condition.

>For information on our risk factors refer to OFR 6

Governance

The Board, supported by the Risk and Audit Committee (RAC), is responsible for oversight of emerging and principal risks facing the Group. The Board and the RAC receive updates on the Group’s cybersecurity position, and the Group has policies in place through the Group’s disclosure process that are designed to escalate material incidents.

>For information on other Board Committee activities that support risk governance at BHP refer to Corporate Governance Statement 5 and the Corporate Governance Statement 9.1

The CEO is responsible for the effectiveness of BHP’s Risk Framework with oversight from the Board. Primary responsibility for Technology and Innovation risks (which includes cybersecurity risks), rests with the Chief Technical Officer under authority delegated by the CEO.

The Vice President (VP) Technology Cybersecurity & Architecture is responsible for overseeing the performance of cybersecurity risks, and provides reports concerning these matters to the Chief Technical Officer.

Our VP Technology Cybersecurity & Architecture oversees the prevention, detection, mitigation and remediation of cybersecurity incidents through their management of, and participation in, our cybersecurity risk management and cybersecurity strategy processes described above.

Our VP Technology Cybersecurity & Architecture leads the BHP cybersecurity team involved in monitoring and managing our cybersecurity threat risk and assurance process. That team includes personnel with significant information technology experience. Our current VP has more than 27 years of experience in the information technology and information security field, including serving as chief information security officer (CISO) and deputy CISO at other large companies. Additionally, our VP holds a number of qualified technical expert certifications, including Certified Information Systems Security Professional (CISSP) since 2001 and various cybersecurity-related technical certifications, in addition to Master in Information Technology (specialising in Information Security) and Master in Business Administration degrees, and is active in various cybersecurity industry collaboration groups internationally.

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

The ability to extract and process minerals is fundamental to BHP. In most jurisdictions, the rights to extract mineral deposits are owned by the government. In such cases, we obtain the right to access the land and extract the product by entering into licences or leases with the government that owns the mineral deposit. We also rely on governments to grant the rights necessary to transport and treat the extracted material to prepare it for sale. The terms of the lease or licence, including the time period of the lease or licence, vary depending on the laws and regulations of the relevant jurisdiction or terms negotiated with the relevant government. In some jurisdictions in which we operate, regulatory regimes also prescribe processes for engagement and negotiation with Indigenous peoples with respect to traditional land and heritage rights.

Generally, we own the product we extract and we are required to pay royalties or other taxes to the government. In Australia and Chile, reforms to mining royalty laws have been adopted in recent years. For example, in September 2024, the Queensland Government passed legislation which operates in principle to prevent future governments from reversing the current progressive system of coal royalties (which results in higher royalty rates as the price of coal passes certain monetary thresholds) without parliamentary approval, while in Chile, new mining royalties took effect from 1 January 2024, subject to tax stability agreements.

In most instances, the rights to explore for minerals are granted to us by the government that owns the natural resources we wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration, or to undertake particular exploration activities.

Environmental protection, mine closure, land rehabilitation, cultural heritage and occupational health and safety are principally regulated by governments and to a lesser degree, if applicable, by conditions under leases or licences. These obligations often require us to make substantial expenditures and incur other costs to minimise or remediate the environmental impact of our assets and activities, to meet closure and land rehabilitation obligations and to ensure the safety and/or wellbeing of our employees and contractors and avoid adverse impacts to the safety and/or wellbeing of the communities where we operate. Moreover, changes to these obligations, whether as a result of change in law, regulation or otherwise, may affect our ability to develop, expand or operate our assets as expected.

In many of the jurisdictions where we or our suppliers or customers operate, legislation and regulations have been enacted in response to the potential impacts of climate change and to implement international environmental commitments. For example, as a result of the Paris Agreement a number of governments, including Australia, Chile and Canada, have submitted Nationally Determined Contributions to reduce national greenhouse gas (GHG) emissions.

Further, the governments in a number of regions where we or our suppliers or customers operate have advanced targets and goals to reduce GHG emissions. In Australia, the National Greenhouse and Energy Reporting Act 2007 (Cth) imposes requirements for corporations meeting a certain threshold to register and report company information about GHG emissions and energy production and consumption as part of a single, national reporting scheme and establishes the Safeguard Mechanism to keep certain GHG emissions at or below legislated limits, known as baselines, for Australia’s largest industrial facilities. Under the Safeguard Mechanism, administered by the Clean Energy Regulator, facility baselines for Scope 1 GHG emissions at Australia’s largest industrial facilities are required to decrease in accordance with a set decline rate, with a view to achieving consistent and gradual GHG emission reductions on a trajectory consistent with achieving Australia’s GHG emission reduction targets of 43 per cent below 2005 levels by 2030 and net zero by 2050. Facilities that exceed their progressively declining legislated baselines may apply credits to meet the compliance obligations. In September 2025, Australia submitted its latest Nationally Determined Contribution, which sets out Australia’s target to reduce its GHG emissions by 62 to 70 percent below 2005 levels by 2035, but post-2030 baseline decline rates under the Safeguard Mechanism have yet to be set. The Australian Government has announced a review of the Safeguard Mechanism, which is due to commence in the second half of CY2026 and conclude during CY2027.

Regulations setting emissions standards for fuels used to power vehicles and equipment at our assets and the modes of transport used in our supply chains can also affect, directly and indirectly, the markets for these products, with flow-on impacts on our costs.

A number of governments and regulators in jurisdictions relevant to BHP have implemented or otherwise proposed disclosure rules that require or would require enhanced climate-related and broader sustainability-related disclosures. For example, in Australia, the Federal Government legislation implementing a mandatory annual climate-related financial disclosure regime and associated auditing and assurance requirements was passed into law in September 2024 and BHP’s first reporting period under this regime commenced on 1 July 2025. There is also growing focus on mandatory corporate due diligence and reporting on climate-related and broader sustainability-related issues in the entity’s own operations and value chain. For example, the European Union (EU) Corporate Sustainability Due Diligence Directive will require in-scope companies to conduct human rights and environmental due diligence on the company’s own operations and certain of their business partners’ chains of activities, with application timing subject to implementation through EU Member State laws.

Our business is also subject to a number of regulations and legal developments relating to employee relations, including industrial relations developments in Australia and other developments described in OFR 9.4 and 9.5.

From time to time, certain trade actions, such as sanctions, tariffs and other trade restrictions, including responses to the same, are adopted by the United Nations (UN) Security Council and/or various governments, including in the United Kingdom, the United States, the EU, China and Australia against certain countries, entities or individuals, which may restrict our ability to sell extracted minerals or other products to, or purchase goods or services from, those countries, entities or individuals, or otherwise affect the market for our products.

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

Post-unification requirements under FATA

The Treasurer gave approval under the FATA for the actions taken as part of implementation of the unification of BHP’s DLC structure on the conditions set out below:

•
BHP Group Limited remains an Australian resident company, incorporated under the Corporations Act 2001, that is listed on the ASX under the name ‘BHP Group Limited’ and trades under that name.
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
•
The majority of all regularly scheduled Board meetings of BHP Group Limited in any calendar year occur in Australia.
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

Where the gain is not taxed as Australian sourced income, the US holder will generally only be liable to Australian capital gains tax on an assessment basis if one or more of the following applies:

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

US holders that held shares or ADSs as pre-CGT assets (broadly, shares or ADSs acquired or deemed to have been acquired before 20 September 1985) will not be liable to Australian capital gains tax on capital gains made on or before 30 June 2027. Pre-CGT assets will be deemed to have been sold on 30 June 2027 and reacquired on 1 July 2027 for market value, with any capital gain or loss on the deemed disposal disregarded. Any capital gains accruing from 1 July 2027 will no longer be exempt from Australian capital gains tax as pre-CGT gains and may be subject to Australian capital gains tax on an assessment basis in the circumstances described above.

US holders that are Australian resident individuals may be subject to Australian capital gains tax on gains made on or after 1 July 2027 at a minimum of 30 per cent. Affected US holders should seek their own advice.

In certain circumstances, if the ordinary shares or ADSs constitute an ‘indirect Australian real property interest’ for Australian CGT purposes, the purchaser may be required to withhold under the non-resident CGT withholding regime an amount equal to 15 per cent of the purchase price in situations including where the acquisition is undertaken by way of an off-market transfer. Affected US holders should seek their own advice in relation to how this withholding regime may apply to them.

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

Passive Foreign Investment Company rules

We do not believe that the BHP Group Limited ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that was made at the end of FY2026 and thus may be subject to change. If BHP Group Limited were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the preferential tax rates applicable to dividend income if BHP Group Limited were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the ordinary shares or ADSs are ‘marketable stock’, a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such ordinary shares or ADSs.

10.
Glossary
10.1
Mining-related terms

3D

Three dimensional.

AIG

The Australian Institute of Geoscientists.

APEGS

Association of Professional Engineers and Geoscientists of Saskatchewan.

ASPB

Alberta Society of Professional Biologists.

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

Cut-off grade

Cut-off grade is the grade (i.e. the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing 'prospects of economic extraction,' the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

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

Exploration stage

Exploration stage refers to a property that has no mineral reserves disclosed.

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

Hypogene Sulphide

Hypogene mineralisation is formed by fluids at high temperature and pressure derived from magmatic activity. Copper in Hypogene Sulphide is mainly provided from the copper bearing mineral chalcopyrite and higher metal recoveries are achieved via grinding/flotation concentration processes.

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

Open-cut (OC)

Surface working in which the working area is kept open to the sky, equivalent term is open-pit.

Probable mineral reserve

Probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.

Production stage

Production stage refers to a property with material extraction of mineral reserves.

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

Supergene Sulphide

Supergene is a term used to describe near-surface processes and their products, formed at low temperature and pressure by the activity of meteoric or surface water. Copper in Supergene Sulphide is mainly provided from the copper bearing minerals chalcocite and covellite and is amenable to both grinding/flotation concentration and leaching processes.

Tailings

Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

Technical Report Summary

A summary of a technical report, prepared by a qualified person in accordance with S-K 1300.

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

Yield

The percentage of material of interest that is extracted during mining and/or processing.

10.2 Terms used in reserves and resources

Ag	silver
AI2O3	alumina
Ash	inorganic material remaining after combustion
Au	gold
Cu	copper
CV	calorific value
Fe	iron
Insol.	insolubles
K2O	potassium oxide
KCl	potassium chloride
KCl.MgCl2.6H20	carnallite
LOI	loss on ignition
LPL	Lower Patience Lake (stratigraphic unit)
MgO	magnesium oxide
Mo	molybdenum
NaCl	halite
Ni	nickel
P	phosphorus
Pc	phosphorus in concentrate
S	sulphur
SiO2	silica
U3O8	uranium oxide
VM	volatile matter
Zn	zinc

10.3 Units of measure

%	percentage or per cent
Bt	billion tonnes
CO2	carbon dioxide
CO2-e	carbon dioxide equivalent
dmt	dry metric tonne
GJ	gigajoule
g/t	grams per tonne
ha	hectare
kcal/kg	kilocalories per kilogram
kg/t	kilograms per tonne
km	kilometre
kt	kilotonnes
ktoz	thousand troy ounces
ktpa	kilotonnes per annum
ktpd	kilotonnes per day
kV	kilovolt
kWh	kilowatt hour
lb	pound
m	metre
m3	cubic metre
ML	megalitre
Mt	million tonnes
MtCO2-e	million tonnes of carbon dioxide equivalent
Mtpa	million tonnes per annum
MW	megawatt
oz	ounce
PJ	petajoule
ppm	parts per million
t	tonne
tCO2-e	tonnes of carbon dioxide equivalent
t/h	tonnes per hour
tpa	tonnes per annum
tpd	tonnes per day
troy oz	troy ounce is a unit of measure of precious metals
TWh	terawatt hour
wmt	wet metric tonnes

10.4 Other terms

2030 goals

Our aspirational goals for FY2030 under the pillars of our 2030 social value scorecard: Decarbonisation; Healthy environment; Indigenous partnerships; Safe, inclusive and future-ready workforce; Thriving, empowered communities; and Responsible supply chains.

AI

Artificial intelligence.

AASB

The Australian Accounting Standards Board, which issues accounting standards and sustainability reporting standards.

AASB S2

The Australian Sustainability Reporting Standard AASB S2: Climate-related Disclosures issued by the Australian Accounting Standards Board.

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

Adjusted (in respect to GHG emissions data)

Adjusted means calculated to present the GHG emissions data for a time period (such as a baseline year or reporting year) as though relevant changes took effect from the start of that period even though they occurred during or not until after the end of the period. Unless expressly stated otherwise, relevant changes are all acquisitions, divestments and/or GHG emission calculation methodology changes. For example, when we adjust the FY2020 baseline year for our operational GHG emission target and goal to compare our adjusted FY2026 performance data against it:

•
the FY2020 data is presented with Scopes 1 and 2 emissions for operated assets that have been acquired or divested by BHP added or removed (respectively), and applying methodology changes that took effect, between 1 July 2019 and 30 June 2026; and
•
the FY2026 data is presented as though any acquisitions, divestments and/or methodology changes that occurred during the year took effect from the start of the year

This enables a ‘like for like’ comparison that provides the information most relevant to assessing progress against our GHG emissions targets and goals. Also see the definition for Unadjusted.

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

Areas of highest ecosystem value

Natural habitat and critical habitat. Critical habitat includes habitat supporting, or with the potential to support, threatened species and ecosystems, endemic or restricted-range species, and/or migratory or congregatory species.

ASIC (Australian Securities and Investments Commission)

The Australian Government agency that enforces laws relating to companies, securities, financial services and credit in order to protect consumers, investors and creditors.

Assets

Assets are a set of one or more geographically proximate operations (including open-cut mines and underground mines as well as those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase). Assets include our operated and non‑operated assets.

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

Australian Corporations Act

Corporations Act 2001 (Cth).

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

Biodiversity

The variability among living organisms from all sources, including inter alia, terrestrial, marine and other aquatic ecosystems and the ecological complexes of which they are part; this includes diversity within species, between species and of ecosystems. (Convention on Biological Diversity (1992) Article 2).

BMA

The BHP Mitsubishi Alliance.

Board

The Board of Directors of BHP.

BOS

BHP Operating System.

CAF

BHP’s Capital Allocation Framework.

Carbon credit

The reduction or removal of carbon dioxide, or the equivalent amount of a different GHG, using a process that measures, tracks and captures GHGs to compensate for an entity’s GHG emissions emitted elsewhere. Credits may be generated through projects in which GHG emissions are avoided, reduced or removed from the atmosphere or permanently stored (sequestration). Carbon credits are generally created and independently verified in accordance with either a voluntary program or under a regulatory program. The purchaser of a carbon credit can ‘retire’ or ‘surrender’ it to claim the underlying reduction towards their own GHG emissions reduction targets or goals or to meet legal obligations, which is also referred to as carbon offsetting or offsetting.

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

CBWT (context-based water targets)

Context-based water targets aim to address the water challenges shared by BHP and other stakeholders in the regions where we operate. These targets are informed by WRSAs, and our own internal catchment assessment of water‑related risks and opportunities.

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

DLC merger

The Dual Listed Company merger between BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd) on 29 June 2001.

Ecosystem

A dynamic complex of plant, animal and microorganism communities and the non‑living environment, interacting as a functional unit. (Convention on Biological Diversity (1992) Article 2; Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services (2019) Global Assessment Report on Biodiversity and Ecosystem Services).

Ecosystem services

The contributions of ecosystems to the benefits that are used in economic and other human activity. (United Nations et al. (2021) System of Environmental-Economic Accounting – Ecosystem Accounting).

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

Entrained (in relation to water)

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

Executive KMP (Key Management Personnel)

Executive Key Management Personnel includes the Executive Director (our CEO), the Chief Financial Officer, the President Australia and the President Americas. It does not include the Non-executive Directors (on our Board).

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

Future-facing commodity

A commodity that BHP determines to be positively leveraged in the energy transition and broader global response to climate change, with potential for decades-long demand growth to support emerging global trends like electrification and decarbonisation. Currently, the major commodities in the BHP portfolio that fall within this criterion include copper and potash.

Gearing ratio

The ratio of net debt to net debt plus net assets.

GHG (greenhouse gas)

For BHP reporting purposes, these are the aggregate anthropogenic carbon dioxide equivalent emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF6). Nitrogen trifluoride (NF3) GHG emissions are currently not relevant for BHP reporting purposes. GHG emissions in this Annual Report are presented in tonnes CO2-e or its multiples, unless otherwise stated.

GISTM

Global Industry Standard on Tailings Management.

Goal (for BHP with respect to GHG emissions)

An ambition to seek an outcome for which there is no current pathway(s), but for which efforts are being made or will be pursued towards addressing that challenge, subject to certain assumptions or conditions. Such efforts may include the resolution of existing potential or emerging pathways.

Goals of the Paris Agreement

The central objective of the Paris Agreement is its long-term temperature goal to hold the global average temperature increase to well below 2°C above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre‑industrial levels.

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

GWP (Global Warming Potential(s))

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

ICMM Nature Position Statement

This position statement sets out ICMM members’ approach to contributing to a nature-positive future guided by the Kunming-Montreal Global Biodiversity Framework (GBF) 2030 targets and ICMM’s existing commitments in relation to Indigenous peoples, climate change, water and respecting human rights in accordance with the United Nations Guiding Principles on Business and Human Rights (UNGPs).

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

Land disturbed

Land that is physically impacted by the activities of the business that substantially alters the pre-existing habitats and land cover.

Land owned, leased or managed

Includes mining tenements, exploration leases, quarries, ports, load out facilities, desalination plants, wind farms, leasehold land, freehold land, agricultural land, offshore operations, easements, areas where BHP holds sub-surface rights only, areas managed by BHP through agreements with third parties and areas managed for conservation-regulatory (e.g. offset areas). This includes greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations.

Land under rehabilitation

Land where necessary treatment has been undertaken to achieve the pre-disturbance land use or an alternate land use developed in consultation with stakeholders, and where no further land disturbance is planned other than maintenance activities.

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

Low to zero GHG emission(s) (for shipping)

Capable of between 81 per cent to 100 per cent lower GHG emissions intensity (gCO2-e/joule) on a well-to-wake basis compared to conventional fossil fuels used in shipping.

Market-based method (in relation to reporting GHG emissions data)

Scope 2 emissions based on the generator(s) supplying the electricity (and therefore the generation fuel mix from which the reporter contractually purchases electricity and/or is directly provided electricity via a direct line transfer).

MFL (Maximum Foreseeable Loss)

The MFL is the estimated impact to BHP if a risk were to materialise in a worst-case scenario without regard to probability and assuming all controls are ineffective.

Nature

The natural world, with an emphasis on the diversity of living organisms (including people) and their interactions among themselves and with their environment. (TNFD Glossary of Key Terms Version 6.0).

Nature-positive

A global societal goal defined as ‘halt and reverse nature loss by 2030 on a 2020 baseline, and achieve full recovery by 2050’ (Taskforce on Nature-related Financial Disclosures (TNFD) Glossary of Key Terms Version 6.0).

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

Near zero emissions (for steelmaking or ironmaking)

0.40 tonnes of CO2 -e per tonne of crude steel for 100 per cent ore-based production (no scrap), as defined by the International Energy Agency (IEA) and implemented in Responsible Steel International Standard V2.0 (‘near zero’ performance level 4 threshold). IEA (2022), Achieving Net Zero Heavy Industry Sectors in G7 Members, IEA, Paris, License: CC BY 4.0, which also describes the boundary for the emission intensity calculation (including in relation to upstream emissions).

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

OECD

Organisation for Economic Co-operation and Development.

OELs (occupational exposure limits)

An OEL is an upper limit on the acceptable concentration of a hazardous substance in workplace air for a particular material or class of materials. OELs may also be set for exposure to physical agents, such as noise, vibration or radiation.

Offsetting (in relation to GHG emissions)

The use of carbon credits. Refer to the definition of carbon credit.

OFR

BHP’s Operating and Financial Review for the year ended 30 June 2026.

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

OZ Minerals Brazil assets

Former OZ Minerals Brazil operations, projects and exploration tenements located in Brazil and acquired as part of the acquisition of OZ Minerals completed on 2 May 2023.

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

PEELP

Argentina’s Long-Term Strategic Export Projects designation.

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

PPA (power purchase agreement)

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

PoC

Proof-of-concept.

Record date (in relation to dividends)

The date, determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.

Reference year (for a BHP GHG emissions target or goal)

A year used to track progress towards GHG emissions targets and goals. It is not a baseline for GHG emissions targets and goals.

RIGI

Argentina’s incentive regime for large investments.

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

Scope 2 emissions (GHG emissions)

Scope 2 emissions are indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operations that are owned or controlled by the reporting company. BHP’s Scope 2 emissions have been calculated using the market-based method and the location-based method, as specified.

Scope 3 emissions (GHG emissions)

Scope 3 emissions are all other indirect GHG emissions (not included in Scope 2 emissions) that occur in the reporting company’s value chain. For BHP, these are primarily emissions resulting from our customers using and processing the commodities we sell, as well as upstream emissions associated with the extraction, production and transportation of the goods, services, fuels and energy we purchase for use at our operations; emissions resulting from the transportation and distribution of our products; and operational emissions (on an equity basis) from our non-operated joint ventures.

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

Sustainability (including sustainable and sustainably)

We describe our approach to sustainability and its governance in this Annual Report, including OFR 1 and OFR 9. Our references to sustainability (including sustainable and sustainably) in this Annual Report and our other disclosures do not mean we will not have any adverse impact on the economy, the environment or society, and do not imply we will necessarily give primacy to consideration of or achieve any absolute outcome in relation to any one economic, environmental or social issue (such as zero GHG emissions or other environmental effects).

Sustainability Report

BHP’s report of that title containing our climate-related disclosures in accordance with the Australian Corporations Act and AASB S2 for the year ended 30 June 2026, which is contained within this Annual Report.

S-K 1300

Subpart 1300 of Regulation S-K (17 CFR 229.1300 et seq.), which sets forth the SEC’s disclosure requirements for registrants engaged in mining operations.

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

Type 1 (in relation to water quality)

Water of high quality that would require minimal (if any) treatment to meet drinking water standards. This water is considered high quality/high grade in the ICMM ‘Good Practice’ Guide (2nd Edition) (2021).

Type 2 (in relation to water quality)

Water of medium quality that would require moderate treatment to meet drinking water standards (it may have a high salinity threshold of no higher than 5,000 milligrams per litre total dissolved solids and other individual constituents). This water is considered high quality/high grade in the ICMM ‘Good Practice’ Guide (2nd Edition) (2021).

Type 3 (in relation to water quality)

Water of low quality that would require significant treatment to meet drinking water standards. It may have individual constituents with high values of total dissolved solids, elevated levels of metals or extreme levels of pH. This type of water also includes seawater. This water is considered low quality/low grade in the ICMM ‘Good Practice’ Guide (2nd Edition) (2021).

Unadjusted (in respect to GHG emissions data)

Unadjusted means calculated to present the GHG emissions data for a reporting year so that any relevant changes that occurred during the year (including acquisitions, divestments and/or methodology changes) are applied only from the date they took effect. Also see the definition for Adjusted.

Underlying attributable profit

Profit/(loss) after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders as described in Financial Statements note 3 ‘Exceptional items’. For more information refer to OFR 8.

Underlying EBIT

Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit). For more information refer to OFR 8.

Underlying EBITDA

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and any exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit). For more information refer to OFR 8.1.

Unification

The unification of BHP’s corporate structure under BHP Group Limited as effected on 31 January 2022.

Unit costs

One of the financial measures BHP uses to monitor the performance of individual assets. Unit costs are calculated as ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excluding freight, and other costs, depending on the nature of each asset. For information on the method of calculation of the unit costs refer to OFR 8.

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

WRSA (Water Resource Situational Analysis)

A Water Resource Situational Analysis is an independent catchment-scale assessment of shared water challenges in the regions where BHP operates. Each WRSA is prepared by a credible third party using publicly available information and stakeholder input to describe the sustainability of water resources, governance arrangements, and the social, cultural, environmental and economic values of water within a defined catchment. WRSAs identify shared water challenges, their root causes, and opportunities for collective action. They are public-facing documents and are enabled by, but undertaken independently from, BHP.

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

Exhibit 4	Material Contracts

*4.1	Summary of Terms of Employment for Specified Executive (referred to in this Annual Report as the Key Management Personnel)

4.2

BHP Group Limited Equity and Cash Incentive Plan Rules, adopted on 25 September 2023 (incorporated by reference to Exhibit 4.2 to BHP Group Limited’s Annual Report on Form 20-F (File No.: 001-09526) filed with the Securities and Exchange Commission on 30 August 2024)

4.3

Settlement Agreement entered into on 25 October 2024 between Samarco Mineração S.A., Vale S.A. and BHP Billiton Brasil Ltda, the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and certain other public authorities in Brazil (incorporated by reference to Exhibit 4.3 to BHP Group Limited’s Annual Report on Form 20-F (File No.: 001-09526) filed with the Securities and Exchange Commission on 22 August 2025)

Exhibit 8	List of Subsidiaries

*8.1	List of subsidiaries of BHP Group Limited

Exhibit 11	Insider Trading Policies

11.1

Securities Dealing Policy of BHP Group Limited (incorporated by reference to Exhibit 11.1 to BHP Group Limited’s Annual Report on Form 20-F (File No.: 001-09526) filed with the Securities and Exchange Commission on 22 August 2025)

Exhibit 12	Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Brandon Craig, dated 18 August 2026

*12.2	Certification by Chief Financial Officer, Ms Vandita Pant, dated 18 August 2026

Exhibit 13	Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Brandon Craig, dated 18 August 2026 (1)

*13.2	Certification by Chief Financial Officer, Ms Vandita Pant, dated 18 August 2026 (1)

Exhibit 15	Consents

*15.1	Consent of Independent Registered Public Accounting Firm Ernst & Young to the incorporation by reference of audit reports in the registration statements on Form F-3 and Form S-8

*15.2	Consents of Qualified Persons for Technical Report Summary for Minera Escondida Limitada

*15.3	Consents of Qualified Persons for Technical Report Summary for Western Australia Iron Ore

*15.4	Consents of Qualified Persons for Technical Report Summary for Jansen Potash Project

Exhibit 17	Guaranteed Securities

*17.1	List of subsidiary guarantors and issuers of guaranteed securities

Exhibit 96	Technical Report Summaries

*96.1	Technical Report Summary for Minera Escondida Limitada, effective 30 June 2022(2)

*96.2	Technical Report Summary for Western Australia Iron Ore, effective 30 June 2026

*96.3	Technical Report Summary for Jansen Potash Project, effective 30 June 2026

Exhibit 97	Clawback Policy

97.1

Malus and Clawback Policy of BHP Group Limited, October 2021 (updated by the People and Remuneration Committee on 1 November 2023) (incorporated by reference to Exhibit 97.1 to BHP Group Limited’s Annual Report on Form 20-F (File No.: 001-09526) filed with the Securities and Exchange Commission on 30 August 2024)

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

The total amount of long-term debt securities of BHP Group Limited and its subsidiaries authorised under any instrument other than those listed above does not exceed 10% of the total assets of BHP Group Limited and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any such instruments to the Commission upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

BHP GROUP LIMITED

By:	/s/ Vandita Pant
Name:	Vandita Pant
Title:	Chief Financial Officer
Date:	18 August 2026

Financial Statements

1.
Consolidated Financial Statements

1.1 Consolidated Income Statement for the year ended 30 June 2026

		2026	2025	2024
	Notes	US$M	US$M	US$M
Revenue	2	58,760	51,262	55,658
Other income	5	514	368	1,285
Expenses excluding net finance costs	5	(35,979)	(32,319)	(36,750)
Profit/(loss) from equity accounted investments, related impairments and expenses	29	574	153	(2,656)
Profit from operations		23,869	19,464	17,537

Financial expenses		(2,059)	(1,771)	(2,198)
Financial income		604	660	709
Net finance costs	23	(1,455)	(1,111)	(1,489)
Profit before taxation		22,414	18,353	16,048
Income tax expense		(7,991)	(6,130)	(6,015)
Royalty-related taxation (net of income tax benefit)		(1,397)	(1,080)	(432)
Total taxation expense	6	(9,388)	(7,210)	(6,447)
Profit after taxation		13,026	11,143	9,601
Attributable to non-controlling interests		3,193	2,124	1,704
Attributable to BHP shareholders		9,833	9,019	7,897

Basic earnings per ordinary share (cents)	7	193.6	177.8	155.8
Diluted earnings per ordinary share (cents)	7	193.2	177.4	155.5

The accompanying notes form part of these Financial Statements.

1.2 Consolidated Statement of Comprehensive Income for the year ended 30 June 2026

		2026	2025	2024
	Notes	US$M	US$M	US$M
Profit after taxation		13,026	11,143	9,601
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
(Losses)/gains taken to equity		(237)	346	(33)
Losses/(gains) transferred to the income statement		129	(392)	49
Tax recognised within other comprehensive income	6	33	14	(5)
Total items that may be reclassified subsequently to the income statement		(75)	(32)	11
Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes		(12)	(8)	41
Equity investments held at fair value		12	23	(30)
Tax recognised within other comprehensive income	6	4	3	(13)
Total items that will not be reclassified to the income statement		4	18	(2)
Total other comprehensive (loss)/income		(71)	(14)	9
Total comprehensive income		12,955	11,129	9,610
Attributable to non-controlling interests		3,190	2,119	1,708
Attributable to BHP shareholders		9,765	9,010	7,902

The accompanying notes form part of these Financial Statements.

1.3 Consolidated Balance Sheet as at 30 June 2026

		2026	2025
	Notes	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	21	18,532	11,894
Trade and other receivables	8	5,011	4,116
Other financial assets	24	619	561
Inventories	10	6,591	5,538
Current tax assets		33	545
Other		247	176
Total current assets		31,033	22,830
Non-current assets
Trade and other receivables	8	79	137
Other financial assets	24	911	1,122
Inventories	10	1,790	1,440
Property, plant and equipment	11	80,046	76,457
Intangible assets	12	2,113	1,924
Investments accounted for using the equity method	29	4,414	4,107
Non-current tax assets		37	–
Deferred tax assets	14	114	78
Other		850	695
Total non-current assets		90,354	85,960
Total assets		121,387	108,790
LIABILITIES
Current liabilities
Trade and other payables	9	7,579	6,637
Interest bearing liabilities	21	2,684	2,018
Other financial liabilities	24	317	214
Current tax payable		1,049	900
Provisions	4,15,20,27	4,768	5,823
Deferred income		68	47
Total current liabilities		16,465	15,639
Non-current liabilities
Trade and other payables	9	48	33
Interest bearing liabilities	21	24,437	22,478
Other financial liabilities	24	5,606	1,364
Non-current tax payable		37	3
Deferred tax liabilities	14	3,101	3,506
Provisions	4,15,20,27	15,336	13,498
Deferred income		36	51
Total non-current liabilities		48,601	40,933
Total liabilities		65,066	56,572
Net assets		56,321	52,218
EQUITY
Share capital	17	5,179	5,015
Treasury shares	17	(39)	(18)
Reserves	18	62	(2)
Retained earnings		45,721	42,670
Total equity attributable to BHP shareholders		50,923	47,665
Non-controlling interests	18	5,398	4,553
Total equity		56,321	52,218

The accompanying notes form part of these Financial Statements.

The Financial Statements were approved by the Board of Directors on 18 August 2026 and signed on its behalf by:

Ross McEwan	Brandon Craig
Chair	Chief Executive Officer

1.4 Consolidated Cash Flow Statement for the year ended 30 June 2026

		2026	2025	2024
	Notes	US$M	US$M	US$M
Operating activities
Profit before taxation		22,414	18,353	16,048
Adjustments for:
Depreciation and amortisation expense		6,201	5,540	5,295
Impairments of property, plant and equipment, financial assets and intangibles net of reversals		2,406	108	3,890
Net finance costs		1,455	1,111	1,489
(Profit)/loss from equity accounted investments, related impairments and expenses		(574)	(153)	2,656
Other		666	831	(243)
Changes in assets and liabilities:
Trade and other receivables		(841)	776	(290)
Inventories		(1,465)	64	(530)
Trade and other payables		880	(116)	(27)
Provisions and other assets and liabilities		(231)	(249)	(469)
Cash generated from operations		30,911	26,265	27,819
Dividends received		895	375	397
Interest received		536	608	724
Interest paid		(1,586)	(1,478)	(1,680)
Proceeds from cash management related instruments		96	195	361
Net income tax and royalty-related taxation refunded		467	448	547
Net income tax and royalty-related taxation paid		(9,541)	(7,721)	(7,503)
Net operating cash flows		21,778	18,692	20,665
Investing activities
Purchases of property, plant and equipment		(9,849)	(9,398)	(8,816)
Exploration and evaluation expenditure		(408)	(396)	(457)
Exploration and evaluation expenditure expensed and included in operating cash flows		347	346	399
Net investment and funding of equity accounted investments	29	(2,380)	(3,984)	(701)
Proceeds from sale of assets		162	127	149
Proceeds from sale of subsidiaries, operations and joint operations, net of their cash		685	535	1,072
Other investing		(568)	(580)	(408)
Net investing cash flows		(12,011)	(13,350)	(8,762)
Financing activities
Proceeds from interest bearing liabilities		3,957	4,129	5,091
Settlements of debt related instruments		(22)	(147)	(321)
Repayment of interest bearing liabilities		(2,363)	(1,675)	(7,327)
Proceeds from streaming arrangement liability		4,300	–	–
Settlements of streaming arrangement liability		(41)	–	–
Distributions to non-controlling interests		–	(2)	(13)
Dividends paid		(6,756)	(6,403)	(7,675)
Dividends paid to non-controlling interests		(2,355)	(1,873)	(1,424)
Net financing cash flows		(3,280)	(5,971)	(11,669)
Net increase/(decrease) in cash and cash equivalents		6,487	(629)	234
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		11,893	12,498	12,423
Foreign currency exchange rate changes on cash and cash equivalents		152	24	(159)
Cash and cash equivalents, net of overdrafts, at the end of the financial year	21	18,532	11,893	12,498

The accompanying notes form part of these Financial Statements.

1.5 Consolidated Statement of Changes in Equity for the year ended 30 June 2026

	Attributable to BHP shareholders
US$M	Share capital	Treasury shares	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non- controlling interests	Total equity
Balance as at 1 July 2025	5,015	(18)	(2)	42,670	47,665	4,553	52,218
Total comprehensive income	–	–	(64)	9,829	9,765	3,190	12,955
Transactions with owners:
Shares issued	164	(164)	–	–	–	–	–
Employee share awards exercised net of employee contributions net of tax	–	143	(120)	(23)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(4)	4	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	188	–	188	–	188
Dividends	–	–	–	(6,761)	(6,761)	(2,355)	(9,116)
Transfers within equity on divestment of subsidiaries, operations and joint operations	–	–	(2)	2	–	–	–
Equity contributed net of tax	–	–	66	–	66	10	76
Balance as at 30 June 2026	5,179	(39)	62	45,721	50,923	5,398	56,321

Balance as at 1 July 2024	4,899	(36)	(15)	39,963	44,811	4,309	49,120
Total comprehensive income	–	–	(9)	9,019	9,010	2,119	11,129
Transactions with owners:
Shares issued	116	(116)	–	–	–	–	–
Employee share awards exercised net of employee contributions net of tax	–	134	(107)	(27)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	130	–	130	–	130
Dividends	–	–	–	(6,286)	(6,286)	(1,873)	(8,159)
Distribution to non-controlling interests	–	–	–	–	–	(2)	(2)
Balance as at 30 June 2025	5,015	(18)	(2)	42,670	47,665	4,553	52,218

Balance as at 1 July 2023	4,737	(41)	13	39,787	44,496	4,034	48,530
Total comprehensive income	–	–	(18)	7,920	7,902	1,708	9,610
Transactions with owners:
Shares issued	162	(162)	–	–	–	–	–
Employee share awards exercised net of employee contributions net of tax	–	167	(134)	(33)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	129	–	129	–	129
Dividends	–	–	–	(7,712)	(7,712)	(1,424)	(9,136)
Distribution to non-controlling interests	–	–	(4)	–	(4)	(9)	(13)
Balance as at 30 June 2024	4,899	(36)	(15)	39,963	44,811	4,309	49,120

The accompanying notes form part of these Financial Statements.

Basis of preparation

The Consolidated Financial Statements (Financial Statements) comprise BHP Group Limited (BHP or the Company) together with its controlled entities (Group) for the year ended 30 June 2026. BHP Group Limited, incorporated and domiciled in Australia, is a for-profit company limited by shares which are publicly traded on the Australian Securities Exchange. BHP Group Limited also has an international secondary listing on the London Stock Exchange (LSE), a secondary listing on the Johannesburg Stock Exchange and is listed on the New York Stock Exchange (NYSE) in the United States.

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

The Board of Directors resolved to authorise the issue of the financial report on 18 August 2026.

Basis of preparation and measurement

The Group’s Financial Statements as at and for the year ended 30 June 2026:

•
are a consolidated general purpose financial report
•
have been prepared in accordance with the requirements of:
o
the Australian Corporations Act 2001 (Corporations Act 2001)
o
Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (collectively referred to as IFRS)
•
are prepared on a going concern basis as the Directors:
o
have made an assessment of the Group’s ability to continue as a going concern for the 12 months from the date of this report
o
consider it appropriate to adopt the going concern basis of accounting in preparing the Group’s Financial Statements
•
measure items on the basis of historical cost principles, except for the following items:
o
derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value
o
non-current assets or disposal groups that are classified as held-for-sale or held-for-distribution, which are measured at the lower of carrying amount and fair value less costs to sell
•
include material accounting policies in the notes to the Financial Statements, specifically where accounting policy choices have been made in relation to the recognition and measurement basis used and are relevant to an understanding of the Financial Statements
•
apply a presentation currency of US dollars, consistent with the predominant functional currency of the Group’s operations. Amounts are rounded to the nearest million dollars, unless otherwise stated, in accordance with ASIC (Rounding in Financial/Directors’ Reports) Instrument 2026/183
•
present reclassified comparative information where required for consistency with the current year’s presentation
•
adopt all new and amended standards and interpretations under IFRS that are mandatory for application in periods beginning on 1 July 2025. None had a significant impact on the Financial Statements
•
have not early adopted any standards and interpretations that have been issued or amended but are not yet effective. Refer to note 37 'New and amended accounting standards and interpretations and changes to accounting policies'

The accounting policies are consistently applied by all entities included in the Financial Statements.

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

Principles of consolidation

A list of significant entities in the Group, including subsidiaries, joint arrangements and associates at 30 June 2026 is contained in note 28 'Subsidiaries', note 29 'Investments accounted for using the equity method' and note 30 'Interests in joint operations'.

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

The ability to approve the operating and capital budget of an entity and the ability to appoint key management personnel are decisions (among others) that demonstrate that the Group has the existing rights to direct the relevant activities of an entity.

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

Further information regarding the Group’s significant judgements and key estimates and assumptions, being those where changes may materially affect financial results and the carrying amount of assets and liabilities to be reported in the next reporting period, are embedded within the following notes:

Note
4	Significant events – Samarco dam failure
6	Taxation
11	Overburden removal costs
11	Depreciation of property, plant and equipment
13	Impairment of non-current assets
15	Closure and rehabilitation provisions
22	Leases
24	Streaming arrangement liability
29	Investments accounted for using the equity method

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

Reserve impact on financial reporting

Estimates of reserves may change from period-to-period as the economic assumptions used to estimate reserves change and additional geological data is generated during the course of operations. Changes in reserves may affect the Group’s financial results and financial position in a number of ways, including:

•
asset carrying values and carrying values of the other financial liability associated with the Antamina silver streaming agreement may be affected due to changes in estimated future production levels
•
depreciation, depletion and amortisation charged to the income statement may change where such charges are determined on the units of production basis, or where the useful economic lives of assets change
•
overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation
•
closure and rehabilitation provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities
•
the carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits

1.6 Notes to the Financial Statements

Performance

1.
Segment reporting

Reportable segments

The Group operated three reportable segments during FY2026, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group’s management to assess the performance of the Group.

Reportable segment	Principal activities
Copper	Mining of copper, uranium, gold, zinc, molybdenum and silver
Iron Ore	Mining of iron ore
Coal	Mining of steelmaking coal and energy coal

Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (comprising the Nickel West operations and the West Musgrave project), legacy assets, the Antamina silver streaming activities and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2026 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	29,031	23,883	5,590	256	58,760
Underlying EBITDA	18,187	14,529	832	(601)	32,947
Depreciation and amortisation	(2,500)	(2,186)	(754)	(761)	(6,201)
Impairment losses[1]	(26)	(29)	(20)	(31)	(106)
Underlying EBIT	15,661	12,314	58	(1,393)	26,640
Exceptional items[2]	–	(365)	–	(2,406)	(2,771)
Net finance costs					(1,455)
Profit before taxation					22,414
Capital expenditure (cash basis)	4,556	3,048	415	1,830	9,849
Profit/(loss) from equity accounted investments, related impairments and expenses	894	(320)	–	–	574
Investments accounted for using the equity method	4,414	–	–	–	4,414
Total assets	50,499	28,276	10,180	32,432	121,387
Total liabilities	7,030	11,157	4,076	42,803	65,066

Year ended 30 June 2025 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	22,530	22,919	5,046	767	51,262
Underlying EBITDA	12,326	14,396	573	(1,317)	25,978
Depreciation and amortisation	(2,351)	(2,098)	(602)	(489)	(5,540)
Impairment losses[1]	(19)	(151)	(4)	(24)	(198)
Underlying EBIT	9,956	12,147	(33)	(1,830)	20,240
Exceptional items[2]	–	(321)	–	(455)	(776)
Net finance costs					(1,111)
Profit before taxation					18,353
Capital expenditure (cash basis)	4,392	2,617	525	1,864	9,398
Profit/(loss) from equity accounted investments, related impairments and expenses	464	(245)	–	(66)	153
Investments accounted for using the equity method	4,084	–	–	23	4,107
Total assets	46,694	26,320	10,067	25,709	108,790
Total liabilities	5,810	11,068	3,710	35,984	56,572

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	18,566	27,952	7,666	1,474	55,658
Underlying EBITDA	8,564	18,913	2,290	(751)	29,016
Depreciation and amortisation	(2,023)	(2,027)	(611)	(634)	(5,295)
Impairment losses[1]	(17)	(61)	(2)	(10)	(90)
Underlying EBIT	6,524	16,825	1,677	(1,395)	23,631
Exceptional items[2]	–	(3,066)	880	(3,908)	(6,094)
Net finance costs					(1,489)
Profit before taxation					16,048
Capital expenditure (cash basis)	3,711	2,033	646	2,426	8,816
Profit/(loss) from equity accounted investments, related impairments and expenses	377	(3,032)	–	(1)	(2,656)
Investments accounted for using the equity method	1,573	–	–	89	1,662
Total assets	42,145	25,569	9,528	25,120	102,362
Total liabilities	5,777	11,757	3,056	32,652	53,242

1.
Impairment losses exclude impairment related exceptional items US$2,300 million (2025: exceptional impairment reversal of US$90 million; 2024: exceptional impairment of US$3,800 million).
2.
Exceptional items reported in Group and unallocated include proceeds from insurance settlements of US$64 million (2025: US$ nil; 2024: US$ nil) and costs of US$170 million (2025: US$135 million; 2024: US$105 million) in relation to Samarco dam failure. Refer to note 3 'Exceptional items' for further information.

Geographical information

	Revenue by location of customer
	2026	2025	2024
	US$M	US$M	US$M
Australia	2,855	2,545	2,393
Europe	2,183	1,121	1,702
China	34,206	32,083	34,752
Japan	5,810	4,177	4,557
India	3,660	2,661	3,371
South Korea	3,218	2,664	3,069
Rest of Asia	3,632	3,331	3,749
North America	2,707	2,251	1,601
South America	489	429	464
	58,760	51,262	55,658

	Non-current assets by location of assets
	2026	2025	2024
	US$M	US$M	US$M
Australia	52,854	50,619	48,991
North America	9,498	9,459	6,979
South America	25,848	23,940	19,927
Rest of world	1,092	742	831
Unallocated assets[1]	1,062	1,200	1,296
	90,354	85,960	78,024

1.
Unallocated assets comprise non-current tax assets, deferred tax assets and other financial assets.

Underlying EBITDA

Underlying EBITDA is earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and any exceptional items. Underlying EBITDA includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Exceptional items are excluded from Underlying EBITDA in order to enhance the comparability of such measures from period-to-period and provide investors with further clarity in order to assess the performance of the Group’s operations. Management monitors exceptional items separately. Refer to note 3 'Exceptional items' for additional detail.

Segment assets and liabilities

Total segment assets and liabilities of reportable segments represents operating assets and operating liabilities, including the carrying amount of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities as well as current, non-current and deferred tax balances. The carrying value of investments accounted for using the equity method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities or deferred tax balances of the equity accounted investment.

2.
Revenue

Revenue by segment and asset

	2026	2025	2024
	US$M	US$M	US$M
Escondida	17,054	13,177	10,013
Pampa Norte	2,857	2,726	2,375
Copper South Australia	6,011	4,655	4,085
Third-party products	2,996	1,845	2,021
Other	113	127	72
Total Copper[1]	29,031	22,530	18,566
Western Australia Iron Ore	23,726	22,767	27,805
Third-party products	19	28	25
Other	138	124	122
Total Iron Ore	23,883	22,919	27,952
BHP Mitsubishi Alliance[2]	3,876	3,422	5,873
New South Wales Energy Coal	1,714	1,624	1,793
Total Coal[3]	5,590	5,046	7,666
Group and unallocated items[4]	256	767	1,474
Total revenue	58,760	51,262	55,658

1.
Total Copper revenue includes: copper US$24,485 million (2025: US$19,400 million; 2024: US$16,107 million) and other US$4,546 million (2025: US$3,130 million; 2024: US$2,459 million). Other consists of gold, silver, uranium, zinc and molybdenum.
2.
Includes Blackwater and Daunia revenue until their divestment on 2 April 2024.
3.
Total Coal revenue includes: steelmaking coal US$3,804 million (2025: US$3,394 million; 2024: US$5,793 million) and energy coal US$1,786 million (2025: US$1,652 million; 2024: US$1,873 million).
4.
Group and unallocated items revenue includes: Western Australia Nickel, which transitioned into temporary suspension in December 2024, of US$245 million (2025: US$758 million; 2024: US$1,473 million) and other revenue US$11 million (2025: US$9 million; 2024: US$1 million).

Revenue consists of revenue from contracts with customers of US$57,495 million (2025: US$51,238 million; 2024: US$55,375 million) and other revenue predominantly relating to provisionally priced sales of US$1,265 million (2025: US$24 million; 2024: US$283 million).

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
3.
Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit for the year are detailed below.

Year ended 30 June 2026	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(1,071)	–	(1,071)
Impairment of Jansen project	(2,300)	–	(2,300)
Total	(3,371)	–	(3,371)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(3,371)	–	(3,371)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$1,071 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2026	US$M
Other income	64
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(215)
Profit/(loss) from equity accounted investments, related impairments and expenses:
Samarco dam failure provision	(778)
Fair value change on forward exchange derivatives	458
Net finance costs	(600)
Income tax expense	–
Total[1]	(1,071)

1.
Refer to note 4 'Significant events – Samarco dam failure' for further information.

Jansen project impairment

The Group recognised an impairment charge of US$2,300 million (before and after tax) in relation to the Jansen project. The impairment charge primarily reflects higher forecast capital intensity for both currently approved phases (Stages 1 and 2) and potential future expansions, reducing the value we would expect a market participant to attribute to the Jansen project, inclusive of the potential future expansions beyond Stage 2. Refer to note 13 ‘Impairment of non-current assets’ for further information on the pre-tax impairment.

The exceptional items relating to the years ended 30 June 2025 and 30 June 2024 are detailed below.

30 June 2025

Year ended 30 June 2025	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(914)	–	(914)
Western Australia Nickel (WAN) temporary suspension	(320)	96	(224)
Total	(1,234)	96	(1,138)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(1,234)	96	(1,138)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$914 million (after tax) related to the Samarco dam failure, which occurred in November 2015, and comprised the following:

Year ended 30 June 2025	US$M
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(211)
Profit/(loss) from equity accounted investments, related impairments and expenses:
Samarco dam failure provision	(659)
Fair value change on forward exchange derivatives	414
Net finance costs	(458)
Income tax expense	–
Total[1]	(914)

1.
Refer to note 4 'Significant events – Samarco dam failure' for further information.

Western Australia Nickel (WAN) temporary suspension

The Nickel West operations and the West Musgrave project at Western Australia Nickel were transitioned into temporary suspension in December 2024.

The Group recognised costs of US$224 million (after tax) associated with the transition of operations into temporary suspension. Pre-tax costs of US$320 million included US$410 million related to employee redundancies, contract termination costs and inventory adjustments, offset by US$90 million impairment reversals of certain non-current assets from Nickel West operations to be redeployed to other operations within the Group.

30 June 2024

Year ended 30 June 2024	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(3,677)	(85)	(3,762)
Impairment of Western Australia Nickel assets	(3,800)	1,125	(2,675)
Blackwater and Daunia gain on divestment	877	(203)	674
Total	(6,600)	837	(5,763)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(6,600)	837	(5,763)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$3,762 million (after tax) related to the Samarco dam failure, which occurred in November 2015, and comprised the following:

Year ended 30 June 2024	US$M
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(139)
(Loss)/profit from equity accounted investments, related impairments and expenses:
Samarco dam failure provision	(2,833)
Fair value change on forward exchange derivatives	(199)
Net finance costs	(506)
Income tax expense	(85)
Total[1]	(3,762)

1.
Refer to note 4 'Significant events – Samarco dam failure' for further information.

Western Australia Nickel impairment

The Group recognised an impairment charge of US$2,675 million (after tax) in relation to the Western Australia Nickel assets. The impairment charge reflected the oversupply in the global nickel market that had seen a sharp decline in forward nickel prices in the short to medium term, escalation in capital costs for Western Australia Nickel, and changes to development plans including the Group's decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at Western Australia Nickel. Refer to note 13 'Impairment of non-current assets' for further information.

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

US$1.1 billion in cash remained payable over 3 years after completion and a potential additional amount up to US$0.9 billion in a price-linked earnout may also be payable over 3 years (100% interest basis). The price-linked earnout is subject to a cap of US$350 million each year and depends on average realised pricing exceeding agreed thresholds for each of the 3 years following completion on 2 April 2024. US$1.0 billion of this deferred and contingent consideration has been paid by Whitehaven Coal as at 30 June 2026.

The total cash consideration for the transaction could be up to US$4.1 billion plus the final completion adjustment amount (100% interest basis).

Details of the gain on divestment was as follows:

US$M
Net assets disposed	820
Cash consideration – BHP share	1,072
Deferred and contingent consideration[1]	690
Transaction and other directly attributable costs	(65)
Income tax expense	(203)
Gain on divestment	674

1.
Includes the fair value of contingent payments based on 35% revenue share to BMA, subject to average realised prices achieved by the Assets exceeding thresholds of US$159/tonne in the 12 month period 12 months post completion, US$134/tonne in the 12 month period 24 months post completion and US$134/tonne in the 12 month period 36 months post completion.

4.
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

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2026 are shown in the tables below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	2026	2025	2024
	US$M	US$M	US$M
Income statement
Other income[1]	64	–	–
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure[2]	(215)	(211)	(139)
Profit/(loss) from equity accounted investments, related impairments and expenses:
Samarco dam failure provision[3]	(778)	(659)	(2,833)
Fair value change on forward exchange derivatives[4]	458	414	(199)
Loss from operations	(471)	(456)	(3,171)
Net finance costs[5]	(600)	(458)	(506)
Loss before taxation	(1,071)	(914)	(3,677)
Income tax expense[6]	–	–	(85)
Loss after taxation	(1,071)	(914)	(3,762)
Balance sheet movement
Other financial assets/(liabilities)[7]	12	441	(280)
Trade and other receivables	29	–	–
Trade and other payables	(14)	29	(4)
Tax liabilities	–	–	(85)
Provisions	652	656	(2,824)
Net decrease/(increase) in liabilities	679	1,126	(3,193)

		2026		2025		2024
		US$M		US$M		US$M
Cash flow statement
Loss before taxation		(1,071)		(914)		(3,677)
Adjustments for:
Samarco dam failure provision[3]	778		659		2,833
Fair value change on forward exchange derivatives[4]	(458)		(414)		199
Proceeds from/(settlement of) cash management related instruments	455		(17)		218
Net finance costs[5]	600		458		506
Changes in assets and liabilities:
Trade and other receivables	(29)		–		–
Trade and other payables	14		(29)		4
Net operating cash flows		289		(257)		83
Net investment and funding of equity accounted investments[8]		(2,030)		(1,773)		(640)
Net investing cash flows		(2,030)		(1,773)		(640)
Net decrease in cash and cash equivalents		(1,741)		(2,030)		(557)

1.
Proceeds from insurance settlements.
2.
Includes legal and advisor costs incurred.
3.
US$575 million (2025: US$540 million; 2024: US$3,700 million) change in estimate and US$203 million (2025: US$119 million; 2024: US$(867) million) exchange translation.
4.
The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provision. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Profit/(loss) from equity accounted investments, related impairments and expenses in the Income Statement.
5.
Amortisation of discounting of provision.
6.
Includes tax on forward exchange derivatives and other taxes incurred during the period.
7.
Includes forward exchange contracts described in 4 above, and Senior notes issued by Samarco as part of its Judicial Reorganisation in September 2023.
8.
Includes US$2,030 million utilisation of the Samarco dam failure provision including payments under the Brazil Settlement Agreement ratified on 6 November 2024 (2025: US$1,773 million). FY2024 comprises utilisation of the Samarco dam failure provision US$515 million and US$125 million provided to Samarco following approval of the Judicial Reorganisation.

Equity accounted investment in Samarco

BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provision related to the Samarco dam failure

		2026		2025
		US$M		US$M
At the beginning of the financial year		5,849		6,505
Movement in provision		(652)		(656)
Comprising:
Utilised	(2,030)		(1,773)
Adjustments charged to the income statement:
Change in cost estimate	575		540
Amortisation of discounting impacting net finance costs	600		458
Exchange translation	203		119
At the end of the financial year		5,197		5,849
Comprising:
Current		1,653		2,958
Non-current		3,544		2,891
At the end of the financial year		5,197		5,849

Samarco dam failure provision and contingencies

As at 30 June 2026, BHP Brasil has identified a provision and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provision reflects the future cost estimates associated with the obligations set out in the Settlement Agreement, along with estimates associated with the United Kingdom group action claim (see below).

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

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the period, and the associated treatment in the Financial Statements:

Item	Provision	Contingent liability
Samarco dam failure – Settlement Agreement	✓	✗

On 25 October 2024 the Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders (Public Authorities) entered into an agreement with Samarco Mineração S.A. (Samarco) and its shareholders, BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale) (together, the Companies) to settle claims relating to the Samarco dam failure (Settlement Agreement). On 6 November 2024, the Settlement Agreement was fully ratified by the Brazilian Supreme Court. On 15 May 2025, the decision that ratified the Settlement Agreement became final and unappealable.

Over the years, the Companies and public authorities entered into agreements for the remediation of damages resulting from the Samarco dam failure, including the March 2016 Framework Agreement, which established the Renova Foundation and the environmental and socioeconomic programs for remediation and compensation, and others. The obligations provided for in those previous agreements, including the Framework Agreement, were extinguished and replaced by the Settlement Agreement.

The Settlement Agreement delivers a full and final settlement of the obligations under the Framework Agreement and of the main public civil actions and related proceedings brought by the Public Authorities in relation to the Samarco dam failure, including the public civil action filed in May 2016 by the Brazilian Federal Public Prosecutors’ Office, seeking R$155 billion for reparation, compensation and social, individual and collective moral damages.

The financial value of the Settlement Agreement, as at the announcement date, was R$170 billion (approximately US$31.7 billion)[1] on a 100 per cent basis. This amount includes R$38 billion (approximately US$7.9 billion)[1] spent to 30 September 2024 on remediation and compensation since 2016, R$100 billion (approximately US$18.0 billion)[1] in instalments over 20 years to the Public Authorities, the relevant municipalities and Indigenous peoples and Traditional communities for the execution of measures provided for in the Settlement Agreement (Obligation to Pay), and additional performance obligations for an estimated financial value of approximately R$32 billion (approximately US$5.8 billion)[1] to be carried out by Samarco in accordance with the terms of the Settlement Agreement (Obligations to Perform). These obligations include remediation and compensation programs that are expected to be completed over the next 15 years.

The Settlement Agreement provides R$8 billion (approximately US$1.4 billion)[1] to eligible Indigenous peoples and Traditional communities, with the allocation of funds to be determined following a consultation process led by the Federal Government. The Krenak Indigenous community settled their claim through a parallel agreement.

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

The Group has considered the outcomes of the Settlement Agreement, including the estimated costs of executing the Obligations to Perform and, the extent to which Samarco may be in a position to fund any future outflows to measure the provision related to the Samarco dam failure at 30 June 2026. The amounts provided include the Group’s best estimate of outflows required to settle all obligations arising from the Settlement Agreement.

Uncertainty remains around the Obligations to Perform, and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil’s provision for the Samarco dam failure. Key areas of uncertainty include the future costs relating to the Obligations to Perform programs and the extent to which Samarco is able to directly fund the settlement obligations. Further information on the key areas of estimation uncertainty is provided in the ‘Key judgements and estimates’ section below.

There is also risk in relation to claims brought in Brazil that seek to, among other things, change the eligibility parameters of the Settlement Agreement. The Companies are defending these claims.

BHP Brasil, Samarco and Vale have maintained security under the Governance Agreement ratified on 8 August 2018, comprising insurance bonds and a charge over certain Samarco assets. On 6 August 2025, the Federal Court released this requirement, in line with the Settlement Agreement, which does not mandate maintaining the existing security, and the decision is now final.

Australian class action complaint	✗	✗

In 2018, BHP Group Limited was named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure.

In September 2025, BHP reached an agreement to settle the Australian class action for A$110 million (US$74 million), inclusive of interest and costs, with no admission of liability. In December 2025, the Federal Court of Australia approved the settlement of the Australian class action.

The Group has paid the settlement amount hence there is no remaining liability at 30 June 2026. The insurance proceeds of US$64 million received from the Group’s external insurers have been recognised as other income.

United Kingdom group action claim	✓	✗

BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filed in 2018 on behalf of certain individuals, municipalities, businesses, faith based institutions and communities in Brazil allegedly impacted by the Samarco dam failure, some of whom are eligible for and have been compensated through the Settlement Agreement.

In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified. The claims have been stayed by the English court pending an application for consolidation with the original action.

In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an agreement (BHP and Vale Agreement) – without any admission of liability in any proceedings – whereby: (i) Vale will pay 50% of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the BHP and Vale Agreement); and (ii) BHP Brasil will pay 50% of any amounts that may be payable by Vale to the claimants in the Netherlands collective action claim discussed below (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the BHP and Vale Agreement). The BHP and Vale Agreement reinforced the terms of the Framework Agreement entered into in 2016 and is consistent with the aforementioned Settlement Agreement entered into in October 2024, which requires BHP Brasil and Vale to each contribute 50% to the funding of the settlement obligations where Samarco is unable to contribute that funding. The Group has considered the BHP and Vale Agreement when determining its provision for the UK group action claim and have taken into account amounts to be received from Vale.

In November 2025, the English High Court found the BHP Defendants liable under Brazilian law for the 2015 Samarco dam failure on the basis that it is a ‘polluter’ under Brazilian environmental law and at fault under the Brazilian civil code. The English High Court rejected the argument that the BHP Defendants are liable under Brazilian corporate law. The decision relates to events that occurred in the period before November 2015. The Court’s findings regarding Brazilian limitation periods could lead to attempts to join further claimants to the proceedings. The English High Court also found that certain of the waivers and releases signed by claimants who have already received compensation in Brazil are valid, and the claimants have accepted these claims will be discontinued, reducing the size and value of the claims in the UK group action significantly. The Group anticipates at least 240,000 claims will be discontinued as a result of these findings. The BHP Defendants did not obtain permission to appeal the liability decision and will continue to defend the UK group action.

A stage 2 trial will decide generic issues of causation and quantification and whether losses claimed by certain lead claimants were caused by the dam failure. The trial is scheduled for April 2027 to March 2028. Following any decision and appeals in that trial, a stage 3 trial may also be required, where each remaining claimant would need to prove their individual damages before the BHP Defendants are required to make any payments to them. This third trial is unlikely to occur before 2029. At 30 June 2025, the UK group action was disclosed as a contingent liability, as the Group’s liability was yet to be established. As a result of the English High Court decision, BHP has updated its Samarco dam failure provision to reflect its best estimate of potential cash outflows in relation to the claim.

Given the status of the claim, significant uncertainty remains around the extent of any potential outflow and there is a risk that outcomes may be materially higher or lower than amounts reflected in the Group’s provision for the Samarco dam failure. Key areas of uncertainty include findings of stage 2 on whether losses were caused by the dam failure, and the number of individuals in stage 3 who are able to prove damage and any amounts to be awarded. Further information on the key areas of estimation uncertainty is provided in the ‘Key judgements and estimates’ section below.

Vale and Samarco’s Netherlands collective action claim	✗	✓

In March 2024, a collective action complaint was filed in the Netherlands against Vale and a Dutch subsidiary of Samarco for compensation relating to the Samarco dam failure. That complaint, which formally commenced in February 2025, indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. Vale and Samarco’s Dutch subsidiary have challenged the Dutch Court’s jurisdiction to hear the claim and the Dutch Court has provisionally indicated that a decision will be handed down in October 2026. BHP is not a defendant in the Netherlands proceedings.

Any amounts payable by Vale and Samarco under this claim will be subject to the BHP and Vale Agreement referred to in the UK group action claim above.

Criminal charges	✗	✓

The Federal Prosecutors’ Office filed criminal charges against BHP Brasil, Samarco and Vale and certain of their employees and former employees (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais (Federal Court).

The Federal Court granted decisions in favour of all Affected Individuals, terminating the charges against these individuals.

As to the remaining cases, in November 2024, the Federal Court ruled that BHP Brasil, Samarco and Vale and certain Affected Individuals (non-affiliated with BHP) who still had their cases open, are not liable for criminal offences relating to the failure of Samarco’s tailings dam. In December 2024 the Federal Prosecutors’ Office appealed. The trial commenced on 11 March 2026 and was adjourned until 3 September 2026.

Civil public actions commenced by Associations concerning the use of TANFLOC for water treatment	✗	✓

On 17 November 2023, the Federal Court dismissed the lawsuit filed by four associations due to procedural reasons. The judgment is final and unappealable. In July 2024, two further associations filed another lawsuit against Samarco, BHP Brasil and Vale and others, including the States of Minas Gerais and Espirito Santo, the Federal Government and the Water Treatment Companies, who were all also defendants in the first lawsuit.

This second lawsuit was also dismissed due to procedural reasons on 12 November 2024, and the associations have appealed this judgement.

In both lawsuits the plaintiffs alleged that the defendants carried out a clandestine study on the citizens of the locations affected by the Samarco dam failure where Tanfloc (a tannin based flocculant/coagulant) was used in the water treatment process. The plaintiffs claim that this product put the population at risk due to its alleged experimental qualities and dosage applied. The plaintiffs presented largely similar pleas, e.g. material damages, moral damages.

Other claims, inquiries and investigations	✗	✓

BHP Brasil is among the Companies named as defendants in a number of legal proceedings initiated by individuals, indigenous and traditional persons and their communities, non-governmental organisations, corporations, municipalities and other governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova.

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

In October 2024, certain Brazilian municipalities, who are claimants in the UK group action claims referred to above, brought criminal contempt proceedings against the BHP Defendants in relation to their alleged involvement in a constitutional claim brought by a third-party Brazilian mining association (IBRAM) before the Brazilian Supreme Court. In June 2025, the High Court in London rejected the BHP Defendants’ application to strike out the proceedings. That decision was overturned on appeal in favour of the BHP Defendants in March 2026, and following an unsuccessful application for permission to appeal to the UK Supreme Court by the Claimants, the contempt proceedings have been struck out and brought to an end.

In addition, actions for alleged damages, fees and/or expenses related to claims concerning the Samarco dam failure have been threatened, and may in the future be brought against the Group.

Government inquiries, studies and investigations relating to the Samarco dam failure and actions taken in response to it have also been commenced by numerous agencies and individuals of the Brazilian government and may still be ongoing. Additional legal proceedings and government investigations relating to the Samarco dam failure, including the use of Tanfloc for water treatment, could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions. The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities.

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

BHP Brasil has approved preliminary funding of up to US$1.3 billion to Samarco for the Settlement Agreement obligations during calendar year 2026.

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

Management has determined that a provision can be recognised at 30 June 2026 to reflect the estimated costs associated with obligations under the Settlement Agreement, along with estimates associated with the United Kingdom group action claim. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

Estimates

The provision for the Samarco dam failure reflects the Group’s estimate of the costs to meet the Group’s obligations under the Settlement Agreement, along with estimates associated with the United Kingdom group action claim and requires the use of significant judgements, estimates and assumptions.

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
•
the extent to which Samarco is able to directly fund any future obligations relating to the Settlement Agreement. Samarco’s long-term cash flow generation remains highly sensitive to factors including its ability to return to full production capacity, commodity prices and foreign exchange rates; and
•
the cash outflows associated with the United Kingdom group action claim including any findings from potential second and third stage trials regarding whether losses were caused by the dam failure, the number of individuals able to prove damage and any amounts to be awarded (including legal costs).

The provision may also be affected by factors including, but not limited to updates to foreign exchange and discount rates. To limit the Group’s exposure to potential Brazilian reais foreign exchange volatility, the Group has entered into forward exchange contracts, predominantly covering the period up to FY2028. A 0.5 per cent change in the discount rate would, in isolation, change the provision by approximately US$50 million.

In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil including in relation to eligibility under, and adherence to, the Settlement Agreement and claims in other jurisdictions, including the claim filed in the Netherlands against Vale and a Dutch subsidiary of Samarco.

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

Samarco

Dam failure related provision and contingencies

In addition to its provisions in relation to the Settlement Agreement as at 30 June 2026, Samarco has recognised a provision of US$48 million (30 June 2025: US$87 million), based on currently available information.

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

Samarco insurance

Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers’ loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2026, an insurance receivable has not been recognised by Samarco in respect of ongoing matters.

Samarco non-dam failure related provisions and contingent liabilities

The following non-dam failure related matters pre-date and are unrelated to the Samarco dam failure. Samarco is currently contesting aspects of both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain.

Brazilian Social Contribution Levy

Samarco has received tax assessments for the alleged non-payment of Brazilian Social Contribution Levy for the calendar years 2007-2014. Based on its assessment of currently available information as at 30 June 2026, Samarco recognised provisions of US$0.4 billion, of which US$0.2 billion has been paid into a court deposit (30 June 2025: provisions of US$0.4 billion, of which US$0.2 billion has been paid into a court deposit). As at 30 June 2026, BHP Brasil’s 50% share of the impact of the provision, net of court deposits paid, recognised by Samarco is reflected in the Group’s equity accounting for Samarco.

Brazilian corporate income tax rate

Samarco has received tax assessments, and disclosed contingent liabilities, for the alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000-2003 and 2007-2014 income years totalling approximately US$1.1 billion (30 June 2025: US$1.0 billion).

Brazilian mining royalties

Samarco has received assessments, and disclosed contingent liabilities, for the alleged incorrect calculation of Financial Compensation for the Exploitation of Mineral Resources (CFEM) in respect of the period 1998-2017 totalling approximately US$0.4 billion (30 June 2025: US$0.4 billion).

5.
Expenses and other income

	2026	2025	2024
	US$M	US$M	US$M
Employee benefits expense:
Wages and salaries	5,198	5,017	4,633
Employee share awards	123	127	112
Social security costs	6	5	5
Pension and other post-retirement obligations	442	399	374
Less employee benefits expense classified as exploration and evaluation expenditure	(69)	(61)	(49)
Changes in inventories of finished goods and work in progress	(1,093)	433	(289)
Raw materials and consumables used	6,356	5,950	6,536
Freight and transportation	2,110	2,029	2,270
External services	5,418	5,726	5,795
Third-party commodity purchases	3,171	1,991	1,977
Net foreign exchange losses	184	85	23
Fair value change on derivatives[1]	130	(58)	84
Government royalties paid and payable	2,887	2,608	3,571
Exploration and evaluation expenditure incurred and expensed in the current period	347	346	399
Depreciation and amortisation expense	6,201	5,540	5,295
Impairment net of reversals:
Property, plant and equipment	2,399	106	3,833
Goodwill and other intangible assets	7	2	57
All other operating expenses	2,162	2,074	2,124
Total expenses	35,979	32,319	36,750
(Gain)/loss on disposal of subsidiaries and operations[2]	(65)	117	(915)
Other income[3]	(449)	(485)	(370)
Total other income	(514)	(368)	(1,285)

1.
Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends.
2.
Includes gain on disposal of the Group’s interest in SolGold following takeover by Jiangxi Copper Company and on the divestment of the Carajás assets in Brazil to a wholly-owned subsidiary of CoreX Holding completed on 2 April 2026 net of the impact of fair value remeasurement of Blackwater and Daunia divestment related contingent consideration. FY2024 mainly relates to the gain on divestment of Blackwater and Daunia mines. Refer to note 3 'Exceptional items' for further information.
3.
Other income is generally income earned from transactions outside the course of the Group’s ordinary activities and may include certain management fees from non-controlling interests and joint arrangements, royalties, insurance recoveries, energy sales and commission income.

Recognition and measurement

Other income is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and can be reliably measured. Dividend income is recognised upon declaration.

6.
Income tax expense

	2026	2025	2024
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	9,708	7,033	7,435
Deferred tax (benefit)/expense	(320)	177	(988)
Total taxation expense	9,388	7,210	6,447

	2026	2025	2024
	US$M	US$M	US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	22,414	18,353	16,048
Tax on profit at Australian prima facie tax rate of 30 per cent	6,724	5,506	4,814
Derecognition of deferred tax assets and current year tax losses	1,986	1,036	666
Tax on remitted and unremitted foreign earnings	513	354	224
Amounts (over)/under provided in prior years	(7)	(57)	(25)
Foreign exchange adjustments	(24)	21	(79)
Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses[1]	(35)	78	737
Recognition of previously unrecognised tax assets	(88)	(127)	(110)
Impact of tax rates applicable outside of Australia	(1,538)	(1,132)	(556)
Other[2]	460	451	344
Income tax expense	7,991	6,130	6,015
Royalty-related taxation (net of income tax benefit)	1,397	1,080	432
Total taxation expense	9,388	7,210	6,447

1.
This item removes the prima facie tax effect on profit/(loss) from equity accounted investments, related impairments and expenses that are net of tax, with the exception of the Samarco forward exchange derivatives described in note 4 'Significant events – Samarco dam failure', which are taxable.
2.
Includes current tax expense related to Pillar Two income taxes of US$37 million (2025: US$1 million; 2024: US$ nil).

Income tax recognised in other comprehensive income is as follows:

	2026	2025	2024
	US$M	US$M	US$M
Income tax effect of:
Items that may be reclassified subsequently to the income statement:
Hedges:
(Losses)/gains taken to equity	72	(104)	10
Losses/(gains) transferred to the income statement	(39)	118	(15)
Others	–	–	–
Income tax credit/(charge) relating to items that may be reclassified subsequently to the income statement	33	14	(5)
Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes	4	3	(13)
Income tax credit/(charge) relating to items that will not be reclassified to the income statement	4	3	(13)
Total income tax credit/(charge) relating to components of other comprehensive income[1]	37	17	(18)

1.
Included within total income tax relating to components of other comprehensive income is US$37 million relating to deferred taxes and US$ nil relating to current taxes (2025: US$17 million and US$ nil; 2024: US$(18) million and US$ nil).

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

International Tax Reform – Pillar Two Model Rules

The Group has a presence in jurisdictions that have enacted or substantively enacted legislation in relation to the Pillar Two model rules, including Australia, where its ultimate parent entity is a tax resident. This effectively brings all jurisdictions in which the Group has a presence into the scope of the rules.

The mandatory temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 30 June 2026.

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

Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are recognised as current or deferred tax amounts, as appropriate, as at 30 June 2026. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 32 'Contingent liabilities'. Details of uncertain tax and royalty matters relating to Samarco are disclosed in note 4 'Significant events – Samarco dam failure'.

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

7.
Earnings per share

	2026	2025	2024
Earnings attributable to BHP shareholders (US$M)	9,833	9,019	7,897
Weighted average number of shares (Million)
- Basic	5,078	5,073	5,068
- Diluted	5,089	5,083	5,077
Earnings per ordinary share (US cents)
- Basic	193.6	177.8	155.8
- Diluted	193.2	177.4	155.5
Headline earnings per ordinary share (US cents)
- Basic	239.1	182.4	195.9
- Diluted	238.6	182.0	195.6

Earnings on American Depositary Shares represent twice the earnings for BHP Group Limited ordinary shares.

Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	2026	2025	2024
	US$M	US$M	US$M
Earnings attributable to BHP shareholders	9,833	9,019	7,897
Adjusted for:
Loss/(gain) on sales of property, plant and equipment, intangibles and investments	1	(3)	(29)
Impairment of property, plant and equipment and intangibles net of reversals	2,405	154	3,905
(Gain)/loss on disposal of subsidiaries and operations	(65)	117	(915)
Tax effect of above adjustments	(30)	(34)	(928)
Subtotal of adjustments	2,311	234	2,033
Headline earnings	12,144	9,253	9,930
Diluted headline earnings	12,144	9,253	9,930

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

For the purposes of calculating diluted earnings per share, the effect of 11 million dilutive shares has been taken into account for the year ended 30 June 2026 (2025: 10 million shares; 2024: 9 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans for which terms and conditions are described in note 26 'Employee share ownership plans'. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 30 June 2026, there are no instruments which are considered antidilutive (2025: nil; 2024: nil).

Working capital

8.
Trade and other receivables

	2026	2025
	US$M	US$M
Trade receivables	3,807	3,081
Other receivables	1,283	1,172
Total	5,090	4,253
Comprising:
Current	5,011	4,116
Non-current	79	137

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

The 10 largest customers represented 32 per cent (2025: 35 per cent) of total credit risk exposures managed by the Group.

Receivables are deemed to be past due or impaired in accordance with the Group’s terms and conditions. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality, payment performance and prevailing market conditions. As at 30 June 2026, trade receivables of US$43 million (2025: US$26 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue.

At 30 June 2026, trade receivables are stated net of provisions for expected credit losses of US$3 million (2025: US$2 million).

9.
Trade and other payables

	2026	2025
	US$M	US$M
Trade payables	5,699	5,082
Other payables	1,928	1,588
Total	7,627	6,670
Comprising:
Current	7,579	6,637
Non-current	48	33

10.
Inventories

	2026	2025	Definitions
	US$M	US$M
Raw materials and consumables	3,041	2,677	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Work in progress	3,722	3,186	Commodities currently in the production process that require further processing by the Group to a saleable form.
Finished goods	1,618	1,115	Commodities ready-for-sale and not requiring further processing by the Group.
Total[1]	8,381	6,978
Comprising:			Inventories classified as non-current are not expected to be utilised or sold within 12 months after the reporting date or within the operating cycle of the business.
Current	6,591	5,538
Non-current	1,790	1,440

1.
Inventory write-downs of US$75 million were recognised during the year (2025: US$243 million; 2024: US$69 million). FY2025 included US$133 million associated with the transition of WAN operations into temporary suspension (2024: US$ nil). Inventory write-downs of US$13 million made in previous periods were reversed during the year (2025: US$18 million; 2024: US$19 million).

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

Resource assets

11.
Property, plant and equipment

	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value – 30 June 2026
At the beginning of the financial year	7,411	36,553	12,237	20,046	210	76,457
Additions[1]	87	2,265	1,129	9,215	61	12,757
Remeasurements of index-linked freight contracts[2]	–	340	–	–	–	340
Depreciation for the year	(581)	(5,130)	(349)	–	–	(6,060)
Net impairments for the year[3]	–	(99)	–	(2,300)	–	(2,399)
Disposals	(5)	(4)	–	(2)	–	(11)
Divestment of subsidiaries and operations	(5)	(144)	(162)	(7)	–	(318)
Transfers and other movements	926	6,285	(562)	(7,318)	(51)	(720)
At the end of the financial year[4]	7,833	40,066	12,293	19,634	220	80,046
– Cost	16,607	101,437	20,756	23,890	230	162,920
– Accumulated depreciation and impairments	(8,774)	(61,371)	(8,463)	(4,256)	(10)	(82,874)
Net book value – 30 June 2025
At the beginning of the financial year	7,565	34,504	12,227	17,097	236	71,629
Additions[1]	28	1,653	1,066	8,703	50	11,500
Remeasurements of index-linked freight contracts[2]	–	(210)	–	–	–	(210)
Depreciation for the year	(578)	(4,441)	(410)	–	–	(5,429)
Net impairments for the year[3]	(7)	(76)	(23)	–	–	(106)
Disposals	(1)	(19)	–	–	–	(20)
Divestment of subsidiaries and operations	–	(1)	(42)	–	–	(43)
Transfers and other movements	404	5,143	(581)	(5,754)	(76)	(864)
At the end of the financial year[4]	7,411	36,553	12,237	20,046	210	76,457
– Cost	15,617	93,385	20,359	22,002	223	151,586
– Accumulated depreciation and impairments	(8,206)	(56,832)	(8,122)	(1,956)	(13)	(75,129)

1.
Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 15 'Closure and rehabilitation provisions'.
2.
Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 22 'Leases'.
3.
Refer to note 13 'Impairment of non-current assets' for information on impairments.
4.
Includes the carrying value of the Group’s right-of-use assets relating to land and buildings and plant and equipment of US$3,030 million (2025: US$2,653 million). Refer to note 22 'Leases' for the movement of the right-of-use assets.

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

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Refer to note 22 'Leases' for further details. Right-of-use assets are presented within the category of property, plant and equipment according to the nature of the underlying asset leased.

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

Commitments

The Group’s commitments for capital expenditure were US$4,300 million as at 30 June 2026 (2025: US$4,785 million). The Group’s commitments related to leases are included in note 22 'Leases'.

12.
Intangible assets

	2026			2025
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year	1,341	583	1,924	1,341	377	1,718
Additions	–	284	284	–	160	160
Amortisation for the year	–	(141)	(141)	–	(111)	(111)
Impairments for the year[1]	–	(7)	(7)	–	(2)	(2)
Disposals	–	(17)	(17)	–	(17)	(17)
Transfers and other movements	–	70	70	–	176	176
At the end of the financial year	1,341	772	2,113	1,341	583	1,924
– Cost	1,391	2,459	3,850	1,391	2,127	3,518
– Accumulated amortisation and impairments	(50)	(1,687)	(1,737)	(50)	(1,544)	(1,594)

1.
Refer to note 13 'Impairment of non-current assets' for information on impairments.

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

13.
Impairment of non-current assets

		2026
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment[1]	Total
		US$M	US$M	US$M	US$M
Jansen project	Group and unallocated	2,300	–	–	2,300
Other	Various	101	7	–	108
Total impairment of non-current assets		2,401	7	–	2,408
Reversal of impairment		(2)	–	–	(2)
Net impairment of non-current assets		2,399	7	–	2,406

		2025
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment[1]	Total
		US$M	US$M	US$M	US$M
Other	Various	196	2	63	261
Total impairment of non-current assets		196	2	63	261
Western Australia Nickel[2]	Group and unallocated	(90)	–	–	(90)
Reversal of impairment		(90)	–	–	(90)
Net impairment of non-current assets		106	2	63	171

1.
Impairment of equity accounted investment is recognised within ‘Profit/(loss) from equity accounted investments, related impairments and expenses’ in the Consolidated Income Statement.
2.
Reversal of impairment was recognised as exceptional. Refer to note 3 'Exceptional items' for further information.

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

Fair value less cost of disposal

FVLCD is an estimate of the amount that a market participant would pay for an asset or CGU, less the cost of disposal. FVLCD for mineral assets is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost, and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post-tax market discount rate to arrive at a net present value of the asset, which is compared against the asset’s carrying value. FVLCD may also take into consideration other market-based indicators of fair value. FVLCD are based primarily on Level 3 inputs as defined in note 24 'Financial risk management' unless otherwise noted.

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

Impairment of non-current assets (excluding goodwill)

Impairment of non-current assets relating to the year ended 30 June 2026 are detailed below.

Jansen project

At 30 June 2026, the Group determined the overall recoverable amount of the Jansen project CGU to be approximately US$8,800 million resulting in an aggregate impairment of US$2,300 million. The impairment is primarily driven by higher forecast capital intensity for both currently approved phases (Stages 1 and 2) and potential future expansion phases of the Jansen project. The Jansen project CGU is part of the ‘Group and unallocated items’ reportable segment.

The valuation for the Jansen project CGU was determined using FVLCD methodology, applying discounted cash flow techniques based primarily on Level 3 inputs (as defined in note 24 ‘Financial risk management’) and applying a post-tax real discount rate of 7.0 per cent. The valuation is most sensitive to changes in the long-term potash price outlook and the risking applied to potential future expansion phases of the Jansen resource. Given the completion of detailed reviews of cost and schedule estimates for Stages 1 and 2 completed in FY2026 and the risking applied to future expansion phases in the current valuation, management does not consider there to be a significant risk of a further material impairment in the next financial reporting period. All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group.

Key judgements and estimates that have been applied in the valuations using DCF techniques are disclosed further below.

No material impairment of non-current assets for the year ended 30 June 2025.

Impairment test for goodwill

The carrying amount of goodwill has been allocated to the CGUs, or groups of CGUs, as follows:

Cash generating unit	2026	2025
	US$M	US$M
Copper SA	1,154	1,154
Other	187	187
Total goodwill	1,341	1,341

For the purpose of impairment testing, goodwill has been allocated to CGUs or groups of CGUs, that are expected to benefit from the synergies of previous business combinations, which represent the level at which management will monitor and manage goodwill.

Copper SA goodwill
Impairment test conclusion	The Group performed an impairment test of the Copper SA Group of CGUs, including goodwill, as at 30 June 2026 and an impairment charge was not required.
How did the goodwill arise?	Goodwill of US$1,010 million and US$144 million in relation to the acquisitions of WMC Resources Ltd (2005) and OZ Minerals Ltd (2023), respectively.
Segment	Copper SA is part of the Copper reportable segment.
How were the valuations calculated?	FVLCD methodology using DCF techniques has been applied in determining the recoverable amount of Copper SA.
Significant assumptions and sensitivities

The valuation of Copper SA exceeded its carrying amount by approximately US$6.6 billion (2025: US$10.5 billion) and is most sensitive to changes in copper commodity price, production volumes, operating costs and discount rates. It is considered that there are no reasonably possible changes in these key assumptions that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. The valuation applied a post-tax real discount rate of 7.0 per cent (2025: 7.0 per cent).

Key judgements and estimates that have been applied in the FVLCD valuation are disclosed further below.

Goodwill held by other CGUs is US$187 million (2025: US$187 million). This represents less than one per cent of net assets at 30 June 2026 (2025: less than one per cent). There was no impairment of other goodwill in the year to 30 June 2026 (2025: US$ nil).

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

Previously impaired CGUs and recently acquired assets recognised at fair value on acquisition may have comparatively lower headroom between carrying value and recoverable amount, reflecting the basis on which those carrying values have been determined.

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

All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of an asset or CGU at each reporting date. With the exception of the Jansen project CGU impairment mentioned above, no indicators of impairment, or impairment reversal, were identified across the Group’s remaining CGUs at 30 June 2026 noting that the carrying value of the Spence CGU is the most susceptible to changes in the significant estimates outlined below in the next reporting period.

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

Cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes)

Closure cash outflows are based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management experience and expectations. Tax assumptions reflect existing and substantively enacted tax and royalty regimes and rates applicable in the jurisdiction of the CGU. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development.

Discount rates

The Group uses real post-tax discount rates applied to real post-tax cash flows. The discount rates are derived using the weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including country risk.

14.
Deferred tax balances

The movement for the year in the Group’s net deferred tax position is as follows:

	2026	2025	2024
	US$M	US$M	US$M
Net deferred tax (liability)/asset
At the beginning of the financial year	(3,428)	(3,265)	(4,243)
Income tax credit/(charge) recorded in the income statement[1]	320	(177)	988
Income tax credit/(charge) recorded directly in equity	51	(17)	(6)
Divestment of subsidiaries and operations	32	14	(3)
Other movements	38	17	(1)
At the end of the financial year	(2,987)	(3,428)	(3,265)

1.
Includes US$1,125 million income tax credit in the year ended 30 June 2024 as a result of an impairment of Western Australia Nickel Assets.

For recognition and measurement of deferred tax assets and liabilities, refer to note 6 'Income tax expense'. The mandatory temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 30 June 2026.

The composition of the Group’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense (credited)/charged to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		(Credited)/charged to the income statement
	2026	2025	2026	2025	2026	2025	2024
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation	(507)	(876)	5,296	5,284	(322)	211	(896)
Employee benefits	41	35	(541)	(477)	(65)	(78)	6
Closure and rehabilitation	221	195	(2,111)	(1,826)	(311)	(96)	(29)
Other provisions	39	47	(180)	(202)	29	2	23
Deferred income	–	–	(16)	(9)	(8)	14	(9)
Deferred charges	(38)	(31)	588	551	44	5	(148)
Investments, including foreign tax credits	281	281	660	516	143	96	(6)
Foreign exchange gains and losses	(21)	(14)	32	85	(45)	9	(115)
Tax losses	88	491	(32)	(38)	409	(80)	40
Lease liability	35	23	(749)	(735)	(25)	(19)	45
Other	(25)	(73)	154	357	(169)	113	101
Total	114	78	3,101	3,506	(320)	177	(988)

The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2026	2025
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits[1]	12,071	10,159
Investments in subsidiaries[2]	1,729	1,681
Mineral rights[3]	3,249	3,224
Other deductible temporary differences[4]	2,101	1,965
Total unrecognised deferred tax assets	19,150	17,029
Unrecognised deferred tax liabilities
Investments in subsidiaries[2]	2,454	2,349
Total unrecognised deferred tax liabilities	2,454	2,349

1.
At 30 June 2026, the Group had income and capital tax losses with a tax benefit of US$6,000 million (2025: US$5,621 million) and tax credits of US$6,071 million (2025: US$4,538 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits.

The gross amount of tax losses carried forward that have not been recognised is as follows:

Year of expiry	2026	2025
	US$M	US$M
Income tax losses
Not later than one year	34	14
Later than one year and not later than two years	12	16
Later than two years and not later than five years	36	46
Later than five years and not later than 10 years	1,265	872
Later than 10 years and not later than 20 years	1,637	623
Unlimited	5,754	5,752
	8,738	7,323
Capital tax losses
Not later than one year	–	–
Later than two years and not later than five years	–	–
Unlimited	13,321	13,371
Gross amount of tax losses not recognised	22,059	20,694
Tax effect of total losses not recognised	6,000	5,621

Of the US$6,071 million of tax credits, US$4,518 million expires not later than 10 years (2025: US$3,566 million) and US$1,547 million expires later than 10 years and not later than 20 years (2025: US$972 million). The remainder of the tax credits do not have an expiration date.

2.
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
3.
The Group has deductible temporary differences relating to mineral rights for which deferred tax assets have not been recognised because it is not probable that future capital gains will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.
4.
The Group has other deductible temporary differences for which deferred tax assets have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

15.
Closure and rehabilitation provisions

	2026	2025
	US$M	US$M
At the beginning of the financial year	10,468	9,837
Capitalised amounts for operating sites:
Change in estimate	628	548
Exchange translation	285	(61)
Adjustments charged/(credited) to the income statement:
Change in estimate	17	112
Exchange translation	61	(11)
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	627	510
Divestment of subsidiaries and operations	(15)	–
Expenditure on closure and rehabilitation activities	(471)	(468)
Other movements	(2)	1
At the end of the financial year	11,598	10,468
Comprising:
Current	645	662
Non-current	10,953	9,806
Operating sites	7,953	6,908
Closed sites	3,645	3,560

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

	2026	2025
Proportion of the Group’s undiscounted forecast cash flows	%	%
In one year or less	4	4
In more than one year but not more than two years	2	3
In more than two years but not more than five years	10	10
In more than five years but not more than ten years	20	15
In more than ten years	64	68
Total	100	100

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

Closed sites

Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged to the income statement in the period identified. The amount charged to the income statement, inclusive of exchange translation and remediation costs related to contaminated sites, was US$78 million in the year ended 30 June 2026 (2025: US$101 million; 2024: US$38 million).

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

Approximately 42 per cent (2025: 44 per cent) of the Group’s total undiscounted forecast cash flows are expected to be incurred after more than 30 years, reflecting the long-lived nature of many of the Group’s operations which have remaining production lives ranging from 4-79 years (2025: 4-86 years). The discount rates applied to the Group’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The Group continues to monitor current market conditions with no change made to the Group’s discount rates in the current year.

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

Sensitivity

A 0.5 per cent increase in the discount rates applied at 30 June 2026 would result in a decrease to the closure and rehabilitation provision of approximately US$770 million, a decrease in property, plant and equipment of approximately US$532 million in relation to operating sites and an income statement credit of approximately US$238 million in respect of closed and contaminated sites. In addition, the change would result in a decrease of approximately US$38 million to depreciation expense and a US$32 million increment in net finance costs due to unwind of discount for the year ending 30 June 2027.

Given the long-lived nature of the majority of the Group’s assets, the majority of final closure activities are generally not expected to occur for a significant period of time.

However, a one-year acceleration in forecast cash flows of the Group’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$326 million, an increase in property, plant and equipment of US$198 million in relation to operating sites and an income statement charge of US$128 million in respect of closed sites and contaminated sites.

16.
Climate change

The Group’s current climate change strategy focuses on developing a portfolio of commodities to support the major global shifts shaping our world, reducing operational greenhouse gas (GHG) emissions (Scopes 1 and 2 from our operated assets), supporting value chain (Scope 3) GHG emissions reductions, and managing climate-related risks and opportunities.

Areas of these Financial Statements that may be impacted in connection with this strategy throughout the value creation and delivery cycle of the Group’s operations, include:

Phase	Area of potential Financial Statement impact
Exploration and acquisition	• Portfolio decisions
Development and mining/process and logistics
•
Climate-related transition risks and opportunities and asset carrying values
•
Climate-related physical risks and asset carrying values
•
Acquisition and use of carbon credits
•
Useful economic lives of property, plant and equipment
•
Expenditure on operational decarbonisation

Sales, marketing and procurement	• Expenditure to support value chain decarbonisation
Closure and rehabilitation	• Timing, scope and expected cost of closure and rehabilitation activities

The significant judgements and key estimates used in the preparation of these Financial Statements reflect the Group’s current planning range (which implies a projected global average temperature increase of approximately 2.2 - 2.5°C by CY2100), as described below. At the date of issue of these Financial Statements, indicators show the appropriate measures are not in place globally to drive decarbonisation at the pace or scale required to achieve the aim of the Paris Agreement to limit the global average temperature increase to 1.5°C above pre-industrial levels by CY2100.

The Group continues to monitor global decarbonisation signposts and considers these in updates to its planning range, associated price outlooks and cost of carbon assumptions. If such signposts indicate the appropriate measures are in place for achievement of a 1.5°C outcome, this would be reflected in the Group’s planning range.

Changes to the Group’s climate change strategy or global decarbonisation trends may impact the Group’s significant judgements and key estimates, and result in material changes to financial results, cash flows and the carrying values of certain assets and liabilities in future reporting periods.

Portfolio decisions

Over recent years, the Group has repositioned its portfolio towards commodities that can help enable and support the major global shifts of decarbonisation, electrification, digitalisation, urbanisation and population growth. Copper supports electrification, including energy transition infrastructure and digitalisation; iron ore and steelmaking coal are key inputs to steel production needed for construction; and the Group is developing a world-class potash asset to support food security and more sustainable land use. Within a decarbonisation context, copper represents a key growth opportunity reflecting its role in the energy transition. The Group’s strategy includes organic growth and expansion of existing copper assets, as well as greenfield projects such as Vicuña and Resolution. Refer to note 2 ‘Revenue’, which presents current and prior year revenue by commodity.

Climate-related transition risks and opportunities and asset carrying values

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

The Group’s planning range comprises a ‘most likely’ base case, used as the basis for judgements and assumptions in these Financial Statements with probabilistic upside and downside cases for commodity prices that are designed to capture uncertainty. The planning range reflects the Group's proprietary forecasts for the global economy and associated sub-sectors (i.e. energy, transport, agriculture and steel) and the resulting market outlook for core commodities.

Given the complexity and inherent uncertainty of long run forecasting, the Group periodically reviews key assumptions underpinning its planning range to reflect new information.

During FY2026, the Group updated the key assumptions underpinning its planning range to reflect evolving economic and geopolitical conditions. As a result, the planning range now implies a projected global average temperature increase of approximately 2.2 - 2.5°C by CY2100 (compared to around 2°C for the Group’s planning range in FY2025), reflecting an updated assessment of the Group’s outlook on global decarbonisation pathways.

The Group reflects the planning range and associated price outlooks in the internal valuations used as the basis for the Group’s impairment assessments.

The discount rate used in the internal valuations underpinning impairment assessments reflects a real post-tax weighted average cost of capital (WACC), including country and state risk premia where appropriate and ranges from 7.0 per cent to 10.0 per cent across the Group (FY2025: 7.0 per cent to 9.5 per cent). Cash flow forecasts used as the basis for impairment testing consider asset specific risks, including climate-related physical risks and therefore the Group does not apply a separate climate-related risk adjustment in the Group’s WACC.

Investment decisions and asset valuations used for the purposes of impairment testing also consider carbon price assumptions in relevant regions by applying a carbon price to estimated unmitigated Scopes 1 and 2 GHG emissions over the life of the respective operation. In determining the Group’s strategy and carbon price forecast, factors including a country’s current and announced climate policies, targets and societal factors, such as public acceptance and demographics, are considered.

The Group's base case projections estimate that carbon prices are likely to rise over time, ranging from US$0 to US$146 per tCO2e by FY2030 and US$0 to US$250 by FY2050.

Further detail on the Group’s significant judgements and estimates that inform the planning range and FY2026 impairment assessments, is included in note 13 ‘Impairment of non-current assets’.

Climate-related physical risks and asset carrying values

The Group’s operations are exposed to climate-related physical risks. These risks may arise from both the increasing severity and/or frequency of acute events (extreme climatic events, such as floods, cyclones and heatwaves) and chronic changes (such as prolonged drought, rising temperatures, and incremental increases in extreme heat days). The potential effects of these events may be both direct and indirect.

To seek to mitigate operational interruption risk from climate hazards, the Group considers climate-related physical risks as part of its capital projects decision making process, including, where relevant, the incorporation of weather conditions and climate projections in asset design. As adaptation measures are generally embedded within the broader capital project scopes, any current year expenditure would be reflected within the additions to Property, plant and equipment in note 11 ‘Property, plant and equipment’.

In addition, where relevant, the Group’s current best estimate of potential future operational interruptions is reflected in the internal valuations used as the basis for the Group’s impairment assessments. These estimates are informed by historical weather disruption patterns in addition to forward‑looking climate outlooks under different climate scenarios relevant to asset location and infrastructure.

Further detail on the Group’s significant judgements and estimates that inform the FY2026 impairment assessments is outlined in note 13 ‘Impairment of non-current assets’.

Assessing climate-related physical risk is inherently complex and subject to a high degree of uncertainty. The Group relies on external climate scenarios, which are periodically updated to reflect the latest scientific understanding of the impacts of climate change on weather patterns. Future updates to these scenarios may influence risk assessments and could result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods. The timing and nature of any such changes are subject to significant uncertainty.

Acquisition and use of carbon credits

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

Acquired carbon credits are recognised as an asset initially at cost and are subsequently subject to impairment and/or net realisable value assessments. Classification of the asset reflects the intended manner of use:

•
Inventory – where the intended use is uncertain or the carbon credit is available for trading purposes (either separately or ‘bundled’ with sale of a commodity) (FY2026: US$ nil, FY2025: US$ nil); or
•
Intangible asset – held for regulatory or voluntary surrender (FY2026: US$22 million, FY2025: US$19 million)

The Group has also recognised prepayments of US$49 million (FY2025: US$32 million) for the future delivery of carbon credits.

Useful economic lives of property, plant and equipment

The determination of useful lives of the Group’s PP&E requires judgement, including consideration of the Group’s climate change strategy, targets and goals, decarbonisation plans and the possible impact of transition risks and opportunities on demand for the Group’s commodities.

Useful lives are reviewed each reporting period, including to ensure they do not exceed the remaining expected operating life of the operation in which they are utilised. The remaining lives of the Group’s operations reflect the Group’s planning range and its underlying climate-related assumptions.

Diesel combustion remains the single largest source of operational GHG emissions and the Group’s preferred option to displace diesel is via electrification. As the pace of development of some decarbonisation technology has been slowed by Original Equipment Manufacturers, particularly relating to delays in the displacement of diesel used for materials movement, the deployment into the Group’s operations is not anticipated until post FY2030.

The Group’s operational plans continue to assume the progressive replacement of haul trucks, and other diesel-powered equipment only at the end of their useful lives in line with the Group’s regular fleet renewal programs. Renewal programs are expected to utilise technology available at the time of the scheduled replacement. As such, expected fleet decarbonisation did not impact the Group’s existing fleet assets in FY2026.

Expenditure on operational decarbonisation

The Group has a medium-term target to reduce its operational GHG emissions (Scopes 1 and 2 from the Group’s operated assets) by at least 30 per cent from the Group’s FY2020 baseline levels by FY2030 and a long-term goal to achieve net zero operational GHG emissions by CY2050. The FY2020 baseline for the medium-term target and the reference year for the long-term goal, and subsequent performance is adjusted for acquisitions, divestments and methodology changes.

Operational decarbonisation activities to date have largely focused on transitioning the Group’s electricity supply to renewable sources. A significant proportion of the Group’s renewable electricity is currently sourced through power purchase agreements and judgement is required in determining the appropriate accounting treatment of such arrangements. Depending on the specific terms and conditions, power purchase agreements may be recognised as an expense when incurred, a financial derivative or a lease liability, with an associated right of use asset.

The majority of operational decarbonisation expenditure is associated with diesel displacement technologies. In FY2026, the Group incurred US$65 million of incremental operational decarbonisation spend (reflecting capital expenditure, operating expenditure and lease payments). This amount reflects the incremental cost to facilitate the Group’s reduction in operational GHG emissions.

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

Expenditure to support value chain decarbonisation

The Group continues to invest in reducing GHG emissions from its value chain, including through partnership with others to influence technology innovation and development to support GHG emissions reductions by steelmaking customers and in the maritime industry.

In FY2026, this included expenditure of approximately US$36 million to support collaborative partnerships, consortiums, research and development, trials, pilots and BHP Ventures investments.

Given the inherent uncertainty in future technology and policy advancements, it is not currently possible to reliably estimate or measure the full potential Financial Statement impacts of the Group’s pursuit of its Scope 3 goals and targets.

Timing, scope and expected cost of closure and rehabilitation activities

The extent, timing and cost of the Group’s future closure activities may be impacted by potential climate-related physical and transition impacts. In estimating the potential cost of closure activities, the Group considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns. Closure cost estimates also consider the impact of the Group’s climate change strategy on the costs and timing of performing closure activities and the impact of new technology where appropriately developed and tested. For example, closure cost estimates largely continue to reflect the use of existing fuel sources for the Group’s equipment while the Group continues to invest in the development of alternative fuel sources and fleet electrification.

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

Given the long-lived nature of the majority of the Group’s assets, many final closure activities are not expected to occur for a significant period of time. However:

•
The Group acknowledges the wide range of potential energy transition pathways for harder-to-abate industries (including steelmaking), the impact this may have on demand for steelmaking coal, and ultimately mine useful lives. For illustrative purposes only, a one-year change in the mine life of the Group’s steelmaking coal assets would, in isolation, change the closure and rehabilitation provisions for those assets by approximately US$44 million.
•
The Group continues to progress with its plans to cease mining at NSWEC by June 2030. As such, while the provision is subject to estimation and assumptions, the timing of closure is no longer considered materially susceptible to potential long-term climate-related transition risks.

Further, while the Group is evaluating the approach to the closure of NSWEC and potential expenditure relating to an equitable change and transition for its workforce, the Group continues to engage with its employees and the community to understand and develop the most appropriate transition plan. As the Group’s approach is currently under development with impacted parties, it is not yet supported by a detailed, formal plan or commitment and therefore no provision relating to equitable change and transition costs can be recognised as at 30 June 2026.

More detail on the key judgements and estimates impacting the Group’s closure and rehabilitation provisions is presented in note 15 ‘Closure and rehabilitation provisions’.

Capital structure

17.
Share capital

	2026	2025	2024
	shares	shares	shares
Share capital issued - BHP Group Limited
Opening number of shares	5,075,992,235	5,071,530,817	5,065,820,556
Issue of shares	5,399,471	4,461,418	5,710,261
Purchase of shares by ESOP Trusts	(5,373,388)	(4,438,680)	(5,687,667)
Employee share awards exercised following vesting	4,846,302	4,994,832	5,841,767
Movement in treasury shares under Employee Share Plans	527,086	(556,152)	(154,100)
Closing number of shares	5,081,391,706	5,075,992,235	5,071,530,817

Comprising:
Shares held by the public	5,080,163,098	5,075,290,713	5,070,273,143
Treasury shares	1,228,608	701,522	1,257,674

In August 2025, BHP Group Limited issued 2,920,940 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Solium Nominees (Australia) Pty Ltd at A$41.47 per share (2025: 2,370,371 fully paid ordinary shares issued at A$40.84 per share in August 2024; 2024: 2,919,231 fully paid ordinary shares issued at A$43.52 per share in August 2023) and in April 2026, BHP Group Limited issued 2,478,531 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Computershare Nominees CI Ltd at A$50.37 per share (2025: 2,091,047 fully paid ordinary shares issued at A$39.62 per share in April 2025; 2024: 2,791,030 fully paid ordinary shares issued at A$43.79 per share in March 2024) to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.

Share capital of BHP Group Limited at 30 June 2026 is composed of the following categories of shares:

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

18.
Other equity

	2026	2025	2024	Recognition and measurement
	US$M	US$M	US$M
Common control reserve	(1,603)	(1,603)	(1,603)

The common control reserve arose on unification of the Group’s corporate structure in FY2022 and represents the residual on consolidation between BHP Group Ltd's investment in BHP Group Plc (now known as BHP Group (UK) Ltd) and BHP Group Plc’s share capital, share premium and capital redemption reserve at the time of unification.

Employee share awards reserve	251	188	166

The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.
Once exercised, the difference between the accumulated fair value of the awards and their historical on-market purchase price is recognised in retained earnings.

Cash flow hedge reserve	(76)	(16)	27

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

Cost of hedging reserve	(11)	4	(7)

The cost of hedging reserve represents the recognition of certain costs of hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement.

Foreign currency translation reserve	(16)	(14)	(14)	The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars.
Equity investments reserve	14	2	(21)

The equity investment reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to retained earnings.

Non-controlling interest contribution reserve	1,503	1,437	1,437

The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling interests.

Total reserves	62	(2)	(15)

Summarised financial information relating to each of the Group’s subsidiaries with non-controlling interests (NCI) that are significant to the Group is shown below:

	2026			2025
US$M	Minera Escondida Limitada	Other individually immaterial subsidiaries	Total	Minera Escondida Limitada	Other individually immaterial subsidiaries	Total
Group share (per cent)	57.5			57.5
Current assets	4,682			3,630
Non-current assets	14,850			13,939
Current liabilities	(2,949)			(2,074)
Non-current liabilities	(5,060)			(5,917)
Net assets	11,523			9,578
Net assets attributable to NCI	4,897	501	5,398	4,071	482	4,553
Revenue	17,054			13,177
Profit after taxation	6,732			4,237
Other comprehensive income	(7)			(9)
Total comprehensive income	6,725			4,228
Profit after taxation attributable to NCI	2,861	332	3,193	1,801	323	2,124
Other comprehensive income attributable to NCI	(3)	–	(3)	(4)	(1)	(5)
Net operating cash flow	7,551			6,263
Net investing cash flow	(2,108)			(2,390)
Net financing cash flow	(4,987)			(3,413)
Dividends paid to NCI	2,032	323	2,355	1,488	385	1,873

While the Group controls Minera Escondida Limitada, the non-controlling interests hold certain protective rights that restrict the Group’s ability to sell assets held by Minera Escondida Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling interests.

19.
Dividends

	Year ended 30 June 2026		Year ended 30 June 2025		Year ended 30 June 2024
	Per share	Total	Per share	Total	Per share	Total
	US cents	US$M	US cents	US$M	US cents	US$M
Dividends paid during the period
Prior year final dividend	60	3,048	74	3,749	80	4,065
Interim dividend	73	3,713	50	2,537	72	3,647
	133	6,761	124	6,286	152	7,712

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses between the record date and the payment date of equity distributions. Settlements of US$1 million were made on derivative instruments as part of the funding of the dividend paid during the period and disclosed in ‘Proceeds from cash management related instruments’ in the Consolidated Cash Flow Statement.

Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share.

Dividends are determined after period-end and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September or October. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 18 August 2026, BHP Group Limited determined a final dividend of 99 US cents per share (US$5,029 million), which will be paid on 23 September 2026 (30 June 2025: final dividend of 60 US cents per share – US$3,045 million; 30 June 2024: final dividend of 74 US cents per share – US$3,752 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2026	2025	2024
	US$M	US$M	US$M
Franking credits as at 30 June	11,210	10,089	9,165
Franking credits arising from the payment of current tax payable/(receivable)	355	(275)	83
Total franking credits available[1]	11,565	9,814	9,248

1.
The payment of the final 2026 dividend determined after 30 June 2026 will reduce the franking account balance by US$2,156 million.
20.
Provisions for dividends and other liabilities

The disclosure below excludes closure and rehabilitation provisions (refer to note 15 'Closure and rehabilitation provisions'), employee benefits, restructuring and post-retirement employee benefits provisions (refer to note 27 'Employee benefits, restructuring and post-retirement employee benefits provisions') and the provision related to the Samarco dam failure (refer to note 4 'Significant events – Samarco dam failure').

	2026	2025
	US$M	US$M
At the beginning of the financial year	706	710
Dividends determined	6,761	6,286
Charge/(credit) for the year:
Underlying	268	185
Amortisation of discounting impacting net finance costs	6	7
Exchange translation	10	103
Released during the year	(111)	(73)
Utilisation	(149)	(90)
Dividends paid	(6,756)	(6,403)
Divestment of subsidiaries and operations	(10)	–
Transfers and other movements	(23)	(19)
At the end of the financial year	702	706
Comprising:
Current	296	310
Non-current	406	396

Financial management

21.
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

Under IFRS 16/AASB 16 ‘Leases’ (IFRS 16), certain vessel lease contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital

Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities.

	2026		2025
US$M	Current	Non-current	Current	Non-current
Interest bearing liabilities
Bank loans	890	3,644	40	3,691
Notes and debentures	855	18,090	1,316	16,337
Lease liabilities	934	2,562	641	2,312
Bank overdraft and short-term borrowings	–	–	1	–
Other	5	141	20	138
Total interest bearing liabilities	2,684	24,437	2,018	22,478
Less: Lease liability associated with index-linked freight contracts	401	334	185	148
Less: Cash and cash equivalents
Cash	7,609	–	7,244	–
Short-term deposits	10,923	–	4,650	–
Less: Total cash and cash equivalents	18,532	–	11,894	–
Less: Derivatives included in net debt
Net debt management related instruments[1]	12	(1,079)	13	(608)
Net cash management related instruments[2]	227	–	(60)	–
Less: Total derivatives included in net debt	239	(1,079)	(47)	(608)
Net debt		8,694		12,924
Net assets		56,321		52,218
Gearing		13.4%		19.8%

1.
Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities.
2.
Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.

Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2026	2025	2024
	US$M	US$M	US$M
Total cash and cash equivalents	18,532	11,894	12,501
Bank overdrafts and short-term borrowings	–	(1)	(3)
Total cash and cash equivalents, net of overdrafts	18,532	11,893	12,498

Cash and cash equivalents includes US$87 million (2025: US$125 million) restricted by legal or contractual arrangements.

Recognition and measurement

Cash and short-term deposits in the balance sheet comprise cash at bank and on hand and highly liquid cash deposits with short-term maturities that are readily convertible to known amounts of cash with insignificant risk of change in value. The Group considers that the carrying value of cash and cash equivalents approximate fair value due to their short-term to maturity. Refer to note 22 'Leases' and note 24 'Financial risk management' for the recognition and measurement principles for lease liabilities and other financial liabilities.

Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies:

	Interest bearing liabilities		Cash and cash equivalents
	2026	2025	2026	2025
	US$M	US$M	US$M	US$M
USD	20,409	19,292	8,867	4,507
EUR	4,022	2,505	4	8
AUD	1,251	1,163	5,879	3,611
GBP	1,014	1,080	28	25
CAD	15	3	3,283	3,369
Other	410	453	471	374
Total	27,121	24,496	18,532	11,894

The Group enters into derivative transactions to convert the majority of its exposures above into US dollars. Further information on the Group’s risk management activities relating to these balances is provided in note 24 'Financial risk management'.

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

Standby arrangements and unused credit facilities

The Group’s US$5.5 billion committed revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2026, US$ nil commercial paper was drawn (2025: US$ nil). The facility matures on 10 July 2031, following a one-year extension completed on 26 June 2026. A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

Maturity profile of financial liabilities

The maturity profile of the Group’s financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows:

2026	Bank loans, debentures and other	Expected future interest	Derivatives related to	Other financial	Obligations under lease	Trade and other
US$M	loans	payments	debentures	liabilities[1]	liabilities[2]	payables[3]	Total
Due for payment:
In one year or less or on demand	1,747	1,111	164	109	1,088	7,491	11,710
In more than one year but not more than two years	2,871	1,015	200	84	724	31	4,925
In more than two years but not more than five years	6,167	2,451	287	167	1,103	17	10,192
In more than five years	14,085	5,806	1,383	–	1,617	–	22,891
Total	24,870	10,383	2,034	360	4,532	7,539	49,718
Carrying amount	23,625	–	1,306	344	3,496	7,539	36,310

2025	Bank loans, debentures and other	Expected future interest	Derivatives related to	Other financial	Obligations under lease	Trade and other
US$M	loans	payments	debentures	liabilities	liabilities[2]	payables[3]	Total
Due for payment:
In one year or less or on demand	1,380	1,062	129	214	787	6,547	10,119
In more than one year but not more than two years	1,757	960	56	82	603	11	3,469
In more than two years but not more than five years	7,316	2,267	151	253	938	19	10,944
In more than five years	11,959	4,751	1,229	–	1,665	3	19,607
Total	22,412	9,040	1,565	549	3,993	6,580	44,139
Carrying amount	21,543	–	1,056	522	2,953	6,580	32,654

1.
Excludes other financial liabilities associated with the Antamina silver streaming agreement, as future repayments are not based on fixed contractual amounts but variable and linked to Antamina's future production.
2.
Lease liabilities due for payment in more than five years includes US$734 million (2025: US$820 million) due for payment in more than ten years.
3.
Excludes input taxes of US$88 million (2025: US$90 million) included in other payables.
22.
Leases

Movements in the Group’s lease liabilities during the year are as follows:

	2026	2025
	US$M	US$M
At the beginning of the financial year	2,953	3,116
Additions	1,111	870
Remeasurements of index-linked freight contracts	340	(297)
Lease payments	(1,172)	(881)
Foreign exchange movement	71	(13)
Amortisation of discounting	194	169
Transfers and other movements	(1)	(11)
At the end of the financial year	3,496	2,953
Comprising:
Current liabilities	934	641
Non-current liabilities	2,562	2,312

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

Refer to note 21 ‘Net debt’ for maturity profile of lease liabilities based on the undiscounted contractual amounts.

At 30 June 2026, commitments for leases not yet commenced based on undiscounted contractual amounts were US$506 million (2025: US$844 million).

Movements in the Group’s right-of-use assets during the year are as follows:

	2026			2025
	Land and buildings	Plant and equipment	Total	Land and buildings	Plant and equipment	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year	439	2,214	2,653	490	2,218	2,708
Additions	87	1,024	1,111	26	844	870
Remeasurements of index-linked freight contracts	–	340	340	–	(210)	(210)
Depreciation expensed during the period	(75)	(961)	(1,036)	(75)	(642)	(717)
Impairments for the year	–	(29)	(29)	–	–	–
Transfers and other movements	–	(9)	(9)	(2)	4	2
At the end of the financial year	451	2,579	3,030	439	2,214	2,653
– Cost	838	5,682	6,520	764	4,690	5,454
– Accumulated depreciation and impairments	(387)	(3,103)	(3,490)	(325)	(2,476)	(2,801)

Right-of-use assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 'Property, plant and equipment'.

Amounts recorded in the income statement and the cash flow statement for the year were:

	2026	2025	2024	Included within
	US$M	US$M	US$M
Income statement
Depreciation of right-of-use assets	1,036	717	717	Profit from operations
Short-term, low-value and variable lease costs[1]	860	844	916	Profit from operations
Interest on lease liabilities	194	169	181	Financial expenses

Cash flow statement
Principal lease payments	978	712	656	Cash flows from financing activities
Lease interest payments	194	169	181	Cash flows from operating activities

1
Relates to US$734 million of variable lease costs (2025: US$777 million; 2024: US$792 million), US$101 million of short-term lease costs (2025: US$43 million; 2024: US$96 million) and US$25 million of low-value lease costs (2025: US$24 million; 2024: US$28 million). Variable lease costs include contracts for hire of mining service equipment, drill rigs and transportation services. These contracts contain variable lease payments based on usage and asset performance.

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

23.
Net finance costs

	2026	2025	2024
	US$M	US$M	US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	1,400	1,325	1,467
Interest capitalised at 5.21% (2025: 5.97%; 2024: 6.82%)[1]	(719)	(595)	(530)
Interest on lease liabilities	194	169	181
Discounting on streaming arrangement liability[2]	11	–	–
Discounting on provisions and other liabilities	1,233	975	1,064
Other gains and losses:
Fair value change on hedged loans	(367)	263	(214)
Fair value change on hedging derivatives	292	(290)	188
Remeasurement of streaming arrangement liability[2]	3	–	–
Exchange variations on net debt	(7)	(94)	27
Other	19	18	15
Total financial expenses	2,059	1,771	2,198
Financial income
Interest income	(573)	(603)	(709)
Other	(31)	(57)	–
Total financial income	(604)	(660)	(709)
Net finance costs	1,455	1,111	1,489

1.
Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$216 million (2025: US$179 million; 2024: US$159 million).
2.
Relates to discounting and remeasurement of the other financial liability associated with the Antamina silver streaming agreement with Wheaton Precious Metals International Ltd in accordance with IFRS 9. Refer to note 24 'Financial risk management' for more information.

Recognition and measurement

Interest income is accrued using the effective interest rate method. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets.

24.
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

The majority of the Group’s debt is issued at fixed interest rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2026, 99 per cent of the Group’s borrowings were exposed to floating interest rates inclusive of the effect of swaps (2025: 98 per cent).

The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy in section 24.4 ‘Derivatives and hedge accounting’.

Based on the net debt position as at 30 June 2026, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the Secured Overnight Financing Rate (SOFR) interest rate would decrease the Group’s equity and profit after taxation by US$46 million (2025: decrease of US$72 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year.

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

The following table shows the carrying values of financial assets and liabilities at the end of the reporting period denominated in currencies other than the US dollar that are exposed to foreign currency risk:

Net financial (liabilities)/assets - by currency of denomination	2026	2025
	US$M	US$M
AUD	(4,372)	(4,181)
CLP	(908)	(924)
CAD	(410)	(361)
EUR	(96)	(89)
GBP	13	(28)
BRL	320	337
Other	192	123
Total	(5,261)	(5,123)

The principal non-functional currencies to which the Group is exposed are the Australian dollar, the Canadian dollar, the Chilean peso, the Pound sterling, the Brazilian real and the Euro. Based on the Group’s net financial assets and liabilities as at 30 June 2026, a weakening of the US dollar against these currencies (one cent strengthening in Australian dollar, one cent strengthening in Canadian dollar, 10 pesos strengthening in Chilean peso, one penny strengthening in Pound sterling, one centavo strengthening in Brazilian real and one cent strengthening in Euro), with all other variables held constant, would decrease the Group’s equity and profit after taxation by US$31 million (2025: decrease of US$29 million).

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

Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with net assets at fair value of US$1 million (2025: net liabilities of US$1 million).

Other financial assets at fair value includes US$67 million (2025: US$122 million) in relation to amounts receivable for the divestment of the Blackwater and Daunia mines which are contingent on future realised coal prices. A 10 per cent change in the coal realised price used in the valuation model, with all other factors held constant, would increase or decrease profit after taxation by approximately US$30 million.

Provisionally priced commodity sales and purchases contracts

Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit or loss using Level 2 valuation inputs based on forward prices in the quotation period. The Group’s exposure at 30 June 2026 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper.

The Group had 423 thousand tonnes of copper exposure as at 30 June 2026 (2025: 419 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2027. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$371 million (2025: US$268 million).

The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices.

Liquidity risk

Refer to note 21 'Net debt' for details on the Group’s liquidity risk.

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

Refer to note 8 'Trade and other receivables' and note 21 'Net debt' for details on the Group credit risk.

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

24.3 Financial assets and liabilities

The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13
	Fair value
	hierarchy	IFRS 9	2026	2025
	Level[1]	Classification	US$M	US$M
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	12	13
Current other derivative contracts[3]	2,3	Fair value through profit or loss	450	275
Current other financial assets[4]	3	Fair value through profit or loss	91	–
Current other financial assets[5]		Amortised cost	49	236
Current other investments[6]	1,2	Fair value through profit or loss	17	37
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	227	448
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	182	158
Non-current other financial assets[4]	3	Fair value through profit or loss	162	122
Non-current other financial assets[5,7]		Amortised cost	166	191
Non-current investment in shares	1,3	Fair value through other comprehensive income	103	64
Non-current other investments[6]	1,2	Fair value through profit or loss	71	139
Total other financial assets			1,530	1,683
Cash and cash equivalents		Amortised cost	18,532	11,894
Trade and other receivables[8]		Amortised cost	1,143	1,195
Provisionally priced trade receivables	2	Fair value through profit or loss	3,429	2,581
Total financial assets			24,634	17,353
Non-financial assets			96,753	91,437
Total assets			121,387	108,790

Current other derivative contracts	2	Fair value through profit or loss	26	130
Current other financial liabilities[9]		Amortised cost	291	84
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	1,306	1,056
Non-current other financial liabilities[9]		Amortised cost	4,300	308
Total other financial liabilities			5,923	1,578
Trade and other payables[10]		Amortised cost	6,817	6,087
Provisionally priced trade payables	2	Fair value through profit or loss	722	493
Bank overdrafts and short-term borrowings[11]		Amortised cost	–	1
Bank loans[11]		Amortised cost	4,534	3,731
Notes and debentures[11]		Amortised cost	18,945	17,653
Lease liabilities[12]			3,496	2,953
Other[11]		Amortised cost	146	158
Total financial liabilities			40,583	32,654
Non-financial liabilities			24,483	23,918
Total liabilities			65,066	56,572

1.
All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.
2.
Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.
3.
Includes net other derivative assets of US$49 million related to power purchase contract agreements that are categorised as Level 3 (2025: US$37 million).
4.
Includes receivables contingent on future realised coal price of US$67 million in relation to the divestment of the Blackwater and Daunia mines (2025: US$122 million), receivables contingent on the outcome of future events relating to mining and regulatory approvals of US$131 million (2025: US$ nil) and restoration and reclamation trusts which are restricted and not available for general use by the Group of US$55 million (2025: US$ nil).

5.
Includes deferred consideration of US$48 million in relation to the divestment of the Blackwater and Daunia mines (2025: US$280 million).
6.
Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$62 million (2025: US$176 million) of which other investments (mainly US Treasury Notes) of US$37 million is categorised as Level 1 (2025: US$105 million).
7.
Includes Senior notes of US$156 million (2025: US$147 million) relating to Samarco with a maturity date of 30 June 2031. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.
8.
Excludes input taxes of US$518 million (2025: US$477 million) included in other receivables.
9.
Includes the liability associated with the Antamina silver streaming agreement with Wheaton Precious Metals International Ltd of US$4,273 million (2025: US$ nil) and the settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations of US$308 million (2025: US$378 million).
10.
Excludes input taxes of US$88 million (2025: US$90 million) included in other payables.
11.
All interest bearing liabilities, excluding lease liabilities, are unsecured.
12.
Lease liabilities are measured in accordance with IFRS 16/AASB 16 ‘Leases’.

The carrying amounts in the table above generally approximate to fair value. In the case of US$200 million (2025: US$525 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2026 approximated carrying value (2025: US$541 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

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

Streaming arrangement liability

On 17 February 2026, the Group announced a long-term streaming agreement with Wheaton Precious Metals International Ltd (Wheaton), effective 1 April 2026. Under the agreement, the Group received an upfront payment of US$4,300 million on 2 April 2026 and, in exchange, will deliver silver to Wheaton calculated by reference to its share of the silver produced at the Antamina mine. The Group will also receive 20 per cent of the spot silver price at the time of delivery of each ounce of silver to Wheaton.

The Group will deliver the equivalent of 33.75 per cent of the silver produced by Antamina (subject to a fixed payable rate of 90 per cent). After 100 million ounces of silver have been delivered to Wheaton, the stream will be reduced, and BHP will deliver the equivalent of 22.5 per cent of silver produced by Antamina over the remaining life of mine. There are no minimum or fixed delivery requirements under the agreement.

The stream will be settled via purchase and delivery of metal credits to Wheaton, as such the arrangement meets the definition of a financial instrument under IFRS 9 and is accounted for as an other financial liability classified as amortised cost.

In order to determine the discount rate implicit in the arrangement, management is required to estimate expected future cash flows required to purchase metal credits to settle the stream based on assumptions for Antamina production volumes and silver prices. While the discount rate implicit in the arrangement will not change over the life of the arrangement, reassessment of Antamina production volumes and silver price may require remeasurement of the liability in future reporting periods.

Key judgements and estimates

Estimates: The significant estimates impacting the amortised cost balance of the other financial liability associated with the Antamina silver streaming agreement are:

Future production volumes

The Antamina silver streaming agreement is a life of mine agreement linked to Antamina’s silver production. Estimated production volumes took into account Antamina’s existing development plans along with risked reserves and resources, that a market participant would consider when valuing the stream, but do not currently meet the criteria to be treated as proved.

Commodity prices

Commodity prices were based on latest internal forecasts which are benchmarked with external sources of information such as analyst forecasts.

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

			Fair value of derivatives
2026	Carrying amount of hedged loans, notes and	De- designated	Foreign exchange notional at spot	Interest rate	Recognised in cash flow hedging	Recognised in cost of hedging	Recognised in the income	Accrued and other cash		Hedged value of loans, notes and
US$M	debentures	hedges[1]	rates	risk	reserve	reserve	statement[2]	flows	Total	debentures[3]
	A	B	C	D	E	F	G	H	C to H	A + B + C + D
USD	14,945	47	–	597	–	–	(56)	(73)	468	15,589
GBP	1,000	37	298	277	20	4	(78)	35	556	1,612
EUR	3,997	68	229	85	88	12	(95)	(276)	43	4,379
Total	19,942	152	527	959	108	16	(229)	(314)	1,067	21,580

			Fair value of derivatives
2025	Carrying amount of hedged loans, notes and	De- designated	Foreign exchange notional at spot	Interest rate	Recognised in cash flow hedging	Recognised in cost of hedging	Recognised in the income	Accrued and other cash		Hedged value of loans, notes and
US$M	debentures	hedges[1]	rates	risk	reserve	reserve	statement[2]	flows	Total	debentures[3]
	A	B	C	D	E	F	G	H	C to H	A + B + C + D
USD	15,120	49	–	249	–	–	(19)	(51)	179	15,418
GBP	1,062	40	251	258	(19)	5	(64)	37	468	1,611
EUR	2,481	97	122	50	41	(11)	(51)	(203)	(52)	2,750
Total	18,663	186	373	557	22	(6)	(134)	(217)	595	19,779

1.
Includes accumulated fair value adjustments on de-designated hedges which are amortised to the income statement over the period to the hedged item’s maturity.
2.
Predominantly related to ineffectiveness.
3.
Includes US$200 million (2025: US$525 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship.

The weighted average interest rate payable is USD SOFR +1.32 per cent (2025: USD SOFR +1.30 per cent). Refer to note 23 'Net finance costs' for details of net finance costs for the year.

Movements in reserves relating to hedge accounting

The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note 18 'Other equity'.

2026	Cash flow hedging reserve			Cost of hedging reserve			Total
US$M	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	(22)	6	(16)	6	(2)	4	(12)
Add: Change in fair value of hedging instrument recognised in OCI	(215)	65	(150)	(22)	7	(15)	(165)
Less: Reclassified from reserves to financial expenses – recognised through OCI	129	(39)	90	–	–	–	90
At the end of the financial year	(108)	32	(76)	(16)	5	(11)	(87)

2025	Cash flow hedging reserve			Cost of hedging reserve			Total
US$M	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	40	(13)	27	(10)	3	(7)	20
Add: Change in fair value of hedging instrument recognised in OCI	330	(99)	231	16	(5)	11	242
Less: Reclassified from reserves to financial expenses – recognised through OCI	(392)	118	(274)	–	–	–	(274)
At the end of the financial year	(22)	6	(16)	6	(2)	4	(12)

Changes in interest bearing liabilities and related derivatives resulting from financing activities

The movement in the year in the Group’s interest bearing liabilities and related derivatives are as follows:

	Interest bearing liabilities					Derivatives (assets)/ liabilities
2026	Bank	Notes and	Lease	Bank overdraft and short-term		Cross currency and interest
US$M	loans	debentures	liabilities	borrowings	Other	rate swaps	Total
At the beginning of the financial year	3,731	17,653	2,953	1	158	595
Proceeds from interest bearing liabilities	850	3,107	–	–	–	–	3,957
Settlements of debt related instruments	–	–	–	–	–	(22)	(22)
Repayment of interest bearing liabilities	(40)	(1,323)	(977)	–	(23)	–	(2,363)
Change from Net financing cash flows	810	1,784	(977)	–	(23)	(22)	1,572
Other movements:
Interest rate impacts	(13)	(354)	–	–	–	317
Foreign exchange impacts	3	(154)	71	–	(1)	154
Lease additions	–	–	1,111	–	–	–
Remeasurement of index-linked freight contracts	–	–	340	–	–	–
Other interest bearing liabilities/ derivative related changes	3	16	(2)	(1)	12	23
At the end of the financial year	4,534	18,945	3,496	–	146	1,067

	Interest bearing liabilities					Derivatives (assets)/ liabilities
2025	Bank	Notes and	Lease	Bank overdraft and short-term		Cross currency and interest
US$M	loans	debentures	liabilities	borrowings	Other	rate swaps	Total
At the beginning of the financial year	2,610	14,932	3,116	3	57	1,395
Proceeds from interest bearing liabilities	1,150	2,979	–	–	–	–	4,129
Settlements of debt related instruments	–	–	–	–	–	(147)	(147)
Repayment of interest bearing liabilities	(40)	(894)	(712)	–	(29)	–	(1,675)
Change from Net financing cash flows	1,110	2,085	(712)	–	(29)	(147)	2,307
Other movements:
Interest rate impacts	11	252	–	–	–	(265)
Foreign exchange impacts	7	369	(13)	–	–	(369)
Lease additions	–	–	870	–	–	–
Remeasurement of index-linked freight contracts	–	–	(297)	–	–	–
Other interest bearing liabilities/ derivative related changes	(7)	15	(11)	(2)	130	(19)
At the end of the financial year	3,731	17,653	2,953	1	158	595

Employee matters

25.
Key management personnel

Key management personnel compensation comprises:

	2026	2025	2024
	US$	US$	US$
Short-term employee benefits	13,482,224	12,794,925	12,687,272
Post-employment benefits	632,756	589,573	634,005
Share-based payments	13,023,126	10,569,238	11,143,944
Total	27,138,106	23,953,736	24,465,221

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, the President Australia and the President Americas.

Transactions and outstanding loans/amounts with key management personnel

There were no purchases by KMP from the Group during FY2026 (2025: US$ nil; 2024: US$ nil).

There were no amounts payable by KMP at 30 June 2026 (2025: US$ nil; 2024: US$ nil).

There were no loans receivable from or payable to KMP at 30 June 2026 (2025: US$ nil; 2024: US$ nil).

Transactions with personally related entities

A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2026 (2025: US$ nil; 2024: US$ nil).

For more information on remuneration and transactions with KMP, refer to the Remuneration Report under Governance.

26.
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

The table below provides a description of each of the plans.

Plan	CDP	LTIP[1] and MAP	Shareplus
Type	Short and long term incentive	Long term incentive	All-employee share purchase plan
Overview

The CDP is an annual cash and equity incentive plan for Executive KMP and members of the Executive Leadership Team who are not Executive KMP.

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

MAP: Service conditions only.

Service conditions only.
Vesting period	Between 2 and 5 years	LTIP – 5 years MAP – 1 to 5 years	3 years
Dividend Equivalent Payment	Yes	LTIP – Yes MAP – Yes - from FY2026	No
Exercise period	None	None	None

1.
For LTIP awards granted prior to unification and where the five-year performance period ends after unification, the TSR at the start of the performance period is based on the weighted average of the TSRs of BHP Group Limited and BHP Group Plc and the TSR at the end of the performance period is based on the TSR of BHP Group Limited.

Employee share awards

2026	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Weighted average remaining contractual life (years)	Weighted average share price at exercise date
CDP awards	1,348,291	720,403	320,052	–	1,748,642	1.9	A$42.00
LTIP awards	2,597,623	724,204	190,040	383,737	2,748,050	2.4	A$42.00
MAP awards	5,710,865	3,507,180	1,902,627	548,616	6,766,802	1.4	A$42.73
Shareplus	6,156,475	3,560,785	2,511,251	707,507	6,498,502	1.3	A$52.26

Fair value and assumptions in the calculation of fair value for awards issued

2026	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
CDP awards	29.03	n/a	2-5 years	A$43.45	n/a	n/a
LTIP awards	17.30	3.70%	5 years	A$43.45	23.45%	n/a
MAP awards[1]	29.33	n/a	1-3 years	A$42.08/A$56.17	n/a	n/a
Shareplus	30.18	n/a	3 years	A$48.14	n/a	4.88%

1.
Includes MAP awards granted on 3 October 2025 and 22 April 2026.

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

27.
Employee benefits, restructuring and post-retirement employee benefits provisions

	2026	2025
	US$M	US$M
Employee benefits[1]	2,171	1,879
Restructuring[2]	69	83
Post-retirement employee benefits[3]	367	336
Total provisions	2,607	2,298
Comprising:
Current	2,174	1,893
Non-current	433	405

2026	Employee benefits[1]	Restructuring[2]	Post- retirement employee benefits[3]	Total
	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,879	83	336	2,298
Charge/(credit) for the year:
Underlying	1,704	37	52	1,793
Discounting	–	–	24	24
Yield on defined benefit scheme assets	–	–	(5)	(5)
Exchange variations	79	3	2	84
Released during the year	(2)	(5)	(8)	(15)
Remeasurement losses taken to retained earnings	–	–	12	12
Utilisation	(1,480)	(49)	(46)	(1,575)
Divestment of subsidiaries and operations	(2)	–	–	(2)
Transfers and other movements	(7)	–	–	(7)
At the end of the financial year	2,171	69	367	2,607

1.
The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
2.
Total restructuring provisions include provisions for terminations and office closures.
3.
The net liability recognised in the Consolidated Balance Sheet includes US$315 million unfunded post-employment benefits obligation in Chile (2025: US$276 million).

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

In relation to industry-based long service leave funds, the Group's liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds.

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

Post-retirement employee benefits

Defined contribution pension schemes and multi-employer pension schemes

For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$439 million during the financial year (2025: US$395 million; 2024: US$368 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

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

28.
Subsidiaries

Significant subsidiaries of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s interest in the subsidiaries’ results are listed in the table below. For a list of the Group’s subsidiaries, refer to Exhibit 8.1 – List of Subsidiaries.

			Group’s interest
	Country of		2026	2025
Significant subsidiaries	incorporation	Principal activity	%	%
Coal
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Copper
BHP Olympic Dam Corporation Pty Ltd	Australia	Copper, uranium and gold mining	100	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Minera Escondida Ltda[1]	Chile	Copper mining	57.5	57.5
Minera Spence SA	Chile	Copper mining	100	100
OZ Minerals Carrapateena Pty Ltd	Australia	Copper and gold mining	100	100
OZ Minerals Prominent Hill Operations Pty Ltd	Australia	Copper and gold mining	100	100
Iron Ore
BHP Iron Ore (Jimblebar) Pty Ltd[2]	Australia	Iron ore mining	85	85
BHP Iron Ore Pty Ltd	Australia	Service company	100	100
BHP (Towage Services) Pty Ltd	Australia	Towing services	100	100
Marketing
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Asia Pte Ltd	Singapore	Marketing support and other services	100	100
Group and Unallocated
BHP Billiton Finance B.V.	The Netherlands	Finance	100	100
BHP Billiton Finance Limited	Australia	Finance	100	100
BHP Billiton Finance (USA) Limited	Australia	Finance	100	100
BHP Billiton Group Limited	United Kingdom	Holding company	100	100
BHP Canada Inc.	Canada	Potash development	100	100
BHP Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Nickel West Pty Ltd[3]	Australia	Nickel mining, smelting, refining and administrative services	100	100
OZ Minerals Musgrave Operations Pty Ltd[3]	Australia	Nickel and copper development	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

1.
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
2.
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
3.
The Nickel West operations and the West Musgrave project both transitioned into temporary suspension in December 2024.

29.
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

	Country of incorporation/				Ownership interest
	principal	Associate or	Principal	Reporting	2026	2025
Significant associates and joint ventures	place of business	joint venture	activity	date	%	%
Compañía Minera Antamina S.A. (Antamina)	Peru	Associate	Copper and zinc mining	31 December	33.75	33.75
Samarco Mineração S.A. (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	50.00	50.00
Vicuña Corp (Vicuña)	Canada/Argentina/Chile	Joint venture	Copper development	31 December	50.00	50.00

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

BHP Investments Canada Inc. (BHP Canada) and Lundin Mining each own 50% of Vicuña Corp and share joint control. In management’s judgement, and considering the offtake terms, BHP Canada and Lundin Mining do not have the rights to, or the obligation for, substantially all the output of the arrangement. Accordingly, as the Vicuña entity has the rights to the assets and obligations for the liabilities of this arrangement and not its owners, this investment is accounted for as a joint venture.

Key judgements and estimates

Judgements: Determining whether joint arrangements structured through a separate vehicle are classified as joint ventures or joint operations can involve significant judgement. The classification depends on an assessment of the venturers’ rights to the assets and obligations for the liabilities of the arrangement in the normal course of business. When making the assessment, management has regard to the legal form of the separate vehicle, the terms of the arrangement and other relevant facts and circumstances. Where venturers have the rights to, and obligations for, substantially all of the output of the arrangement, this is indicative of a joint operation as the venturers have rights to substantially all of the economic benefits of the assets and provide cash flows that are used to settle the liabilities of the arrangement.

The Group is restricted in its ability to make dividend payments from its investments in associates and joint ventures as any such payments require the approval of all investors in the associates and joint ventures.

The movement for the year in the Group’s investments accounted for using the equity method is as follows:

Year ended 30 June 2026 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	1,751	2,356	4,107
Profit/(loss) from equity accounted investments, related impairments and expenses[1]	899	(325)	574
Investment in equity accounted investments	108	242	350
Dividends received from equity accounted investments	(895)	–	(895)
Divestment of equity accounted investments	(42)	–	(42)
Other	–	320	320
At the end of the financial year	1,821	2,593	4,414

1.
Represents financial impacts of Samarco dam failure in the Group’s profit/(loss) from equity accounted investments, related impairments and expenses. Refer to note 4 'Significant events – Samarco dam failure' for further information.

The following table summarises the financial information relating to each of the Group’s significant equity accounted investments.

	Associates		Joint ventures
2026		Individually					Individually
US$M	Antamina	immaterial	Samarco[1]		Vicuña		immaterial	Total
Current assets	2,405		957	[2]	109	[2]
Non-current assets	7,219		8,142		5,057
Current liabilities	(1,561)		(3,610)	[3]	(119)	[3]
Non-current liabilities	(2,532)		(24,912)	[4]	(12)	[4]
Net assets/(liabilities) – 100%	5,531		(19,423)		5,035
Net assets/(liabilities) – Group share	1,867		(9,712)		2,518
Adjustments to net assets related to accounting policy adjustments	(79)		–		75
Investment in Samarco	–		516	[5]	–
Impairment of the carrying value of the investment in Samarco	–		(1,041)	[6]	–
Recognised additional share of losses, net of capital contributions	–		6,628		–
Unrecognised losses	–		3,609	[7]	–
Carrying amount of investments accounted for using the equity method	1,788	33	–		2,593		–	4,414
Revenue – 100%	7,473		1,955		–
Profit/(loss) – 100%	3,029		(4,210)	[8]	(10)	[9]
Share of profit/(loss) of equity accounted investments	1,022		(2,105)		(5)
Adjustments to share of profit/(loss) related to accounting policy adjustments	–		–		–
Impairment of the carrying value of the investment in Samarco	–		–		–
Additional share of Samarco losses	–		600		–
Fair value change on forward exchange derivatives	–		458		–
Movement in unrecognised losses	–		727	[7]	–
Profit/(loss) from equity accounted investments, related impairments and expenses	1,022	(123)	(320)		(5)		–	574
Comprehensive income – 100%	3,029		(4,210)		(10)
Share of comprehensive income/(loss) – Group share in equity accounted investments	1,022	(123)	(320)		(5)		–	574
Dividends received from equity accounted investments	895	–	–		–		–	895

	Associates		Joint ventures
2025		Individually					Individually
US$M	Antamina	immaterial	Samarco[1]		Vicuña		immaterial	Total
Current assets	1,773		877	[2]	54	[2]
Non-current assets	6,944		6,485		4,570
Current liabilities	(970)		(6,180)	[3]	(61)	[3]
Non-current liabilities	(2,599)		(20,404)	[4]	(3)	[4]
Net assets/(liabilities) – 100%	5,148		(19,222)		4,560
Net assets/(liabilities) – Group share	1,737		(9,611)		2,280
Adjustments to net assets related to accounting policy adjustments	(76)		–		76
Investment in Samarco	–		516	[5]	–
Impairment of the carrying value of the investment in Samarco	–		(1,041)	[6]	–
Recognised additional share of losses, net of capital contributions	–		7,254		–
Unrecognised losses	–		2,882	[7]	–
Carrying amount of investments accounted for using the equity method	1,661	90	–		2,356		–	4,107
Revenue – 100%	4,627		1,598		–
Profit/(loss) – 100%	1,609		(4,032)	[8]	2	[9]
Share of profit/(loss) of equity accounted investments	543		(2,016)		1
Adjustments to share of profit/(loss) related to accounting policy adjustments	(5)		–		–
Impairment of the carrying value of the investment in Samarco	–		–		–
Additional share of Samarco losses	–		458		–
Fair value change on forward exchange derivatives	–		414		–
Movement in unrecognised losses	–		899	[7]	–
Profit/(loss) from equity accounted investments, related impairments and expenses	538	(141)	(245)		1		–	153
Comprehensive income – 100%	1,609		(4,032)		2
Share of comprehensive income/(loss) – Group share in equity accounted investments	538	(141)	(245)		1		–	153
Dividends received from equity accounted investments	375	–	–		–		–	375

	Associates		Joint ventures
2024		Individually			Individually
US$M	Antamina	immaterial	Samarco[1]		immaterial	Total
Revenue – 100%	4,381		1,553
Profit/(loss) – 100%	1,353		(6,726)	[8]
Share of profit/(loss) of equity accounted investments	457		(3,363)
Adjustments to share of profit/(loss) related to accounting policy adjustments	8		(6)	[10]
Impairment of the carrying value of the investment in Samarco	–		–
Additional share of Samarco losses	–		506
Fair value change on forward exchange derivatives	–		(199)
Movement in unrecognised losses	–		30	[7]
Profit/(loss) from equity accounted investments, related impairments and expenses	465	(89)	(3,032)		–	(2,656)
Comprehensive income – 100%	1,353		(6,726)
Share of comprehensive (loss)/income – Group share in equity accounted investments	465	(89)	(3,032)		–	(2,656)
Dividends received from equity accounted investments	397	–	–		–	397

1.
Refer to note 4 'Significant events – Samarco dam failure' for further information regarding the financial impact of the Samarco dam failure which occurred in November 2015 on BHP Brasil’s share of Samarco’s losses. The financial information disclosed represents the underlying financial information of Samarco updated to reflect the Group’s best estimate of future cost estimates with the obligations set out in the Brazil Settlement Agreement, along with estimates associated with the United Kingdom group action claim.
2.
Includes cash and cash equivalents of US$454 million (2025: US$419 million) in Samarco and US$103 million (2025: US$53 million) in Vicuña.
3.
Includes current financial liabilities (excluding trade and other payables and provisions) of US$ nil (2025: US$ nil) in Samarco and US$7 million (2025: US$1 million) in Vicuña.
4.
Includes non-current financial liabilities (excluding trade and other payables and provisions) of US$4,957 million (2025: US$4,625 million) in Samarco and US$13 million (2025: US$3 million) in Vicuña.
5.
Any working capital funding provided to Samarco is capitalised as part of the Group’s investments in joint ventures and disclosed as an impairment included within the Samarco impairment expense line item.
6.
In the year ended 30 June 2016, BHP Brasil recognised an impairment of US$525 million to impair its investment in Samarco to US$ nil. Subsequently, additional cumulative impairment losses relating to working capital funding of US$516 million have been recognised. Following the Judicial Reorganisation in September 2023, no further working capital funding has been provided.
7.
Share of Samarco’s losses for which BHP Brasil does not have an obligation to fund.
8.
Includes depreciation and amortisation of US$205 million (2025: US$165 million; 2024: US$165 million), interest income of US$102 million (2025: US$54 million; 2024: US$43 million), interest expense of US$1,400 million (2025: US$1,686 million; 2024: US$807 million), other finance income in relation to the Judicial Reorganisation of US$ nil (2025: US$ nil; 2024: US$1,756 million) and income tax (expense)/benefit of US$(632) million (2025: US$(623) million; 2024: US$999 million).
9.
Includes depreciation and amortisation of US$10 million (2025: US$1 million), interest income of US$3 million (2025: US$ nil), interest expense of US$1 million (2025: US$ nil) and income tax benefit/(expense) of US$ nil (2025: US$ nil).
10.
Includes accounting policy adjustments mainly related to the removal of foreign exchange gains on excluded dividends payable.

30.
Interests in joint operations

Significant joint operations of the Group are those with the most significant contributions to the Group’s net profit or net assets. The Group’s interest in the joint operations results are listed in the table below. For a list of the Group’s investments in joint operations, refer to Exhibit 8.1 – List of Subsidiaries.

			Group’s interest
			2026	2025
Significant joint operations	Country of operation	Principal activity	%	%
Mt Goldsworthy[1]	Australia	Iron ore mining	85	85
Mt Newman[1]	Australia	Iron ore mining	85	85
Yandi[1]	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50

1.
These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

Assets held in joint operations subject to significant restrictions are as follows:

	Group's share
	2026	2025
	US$M	US$M
Current assets	2,490	1,967
Non-current assets	26,710	25,275
Total assets[1]	29,200	27,242

1.
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
31.
Related party transactions

The Group’s related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Disclosures relating to key management personnel are set out in note 25 'Key management personnel'. Transactions between each parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note. In the Consolidated Financial Statements of the Group:

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
•
There were no other related party transactions in the year ended 30 June 2026 (2025: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 27 'Employee benefits, restructuring and post-retirement employee benefits provisions'.
•
Related party transactions with Samarco are described in note 4 'Significant events – Samarco dam failure'.

Further disclosures related to related party transactions are as follows:

Transactions with related parties

	Joint ventures		Associates
	2026	2025	2026	2025
	US$M	US$M	US$M	US$M
Sales of goods/services	–	–	–	–
Purchases of goods/services	–	–	2,673.037	1,702.477
Interest income	–	–	–	–
Interest expense	–	–	–	–
Dividends received	–	–	894.375	374.972
Net loans made to/(repayments from) related parties	–	–	–	–

Outstanding balances with related parties

	Joint ventures		Associates
	2026	2025	2026	2025
	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	–	–	363.386	224.091
Loan amounts owing to related parties	–	–	–	–
Trade amounts owing from related parties	–	–	0.653	1.557
Loan amounts owing from related parties	–	–	–	–

Unrecognised items and uncertain events

32.
Contingent liabilities

	2026	2025
	US$M	US$M
Associates and joint ventures[1]	2,003	1,664
Subsidiaries and joint operations[1]	1,060	911
Total	3,063	2,575

1.
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

Samarco contingent liabilities

The table above includes contingent liabilities related to the Group’s equity accounted investment in Samarco to the extent they are capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 'Significant events – Samarco dam failure'.

Divestments and demergers

Where the Group divests or demerges entities, it is generally agreed to provide certain indemnities to the acquiring or demerged entity. Such indemnities include those provided as part of the demerger of South32 Ltd in May 2015, divestment of Group's Onshore US assets in September 2018 and October 2018, divestment of BMC in May 2022 and the merger of the Group's Petroleum business with Woodside in June 2022. No material claims have been made pursuant to these indemnities as at 30 June 2026.

33.
Subsequent events

On 18 August 2026, BHP completed a transaction with Global Infrastructure Partners (GIP) in relation to BHP’s share of WAIO’s inland power consumption. The parties have entered into a new UK transaction with the same commercial effect as the agreement announced on 9 December 2025 and that agreement has been terminated. GIP has provided US$2 billion in funding for a 49% stake in a partnership. BHP retains full operational control of WAIO including its inland power infrastructure and the new agreement does not affect ownership of any WAIO assets, including the WAIO inland power infrastructure.

Other than the matters outlined above or elsewhere in the Financial Statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Other items

34.
Auditor’s remuneration

	2026	2025	2024
	US$M	US$M	US$M
Fees payable to the Group’s auditors for assurance services
Audit of the Group's Annual Report	10.419	10.295	10.558
Audit of the accounts of subsidiaries, joint ventures and associates	0.692	0.551	0.534
Audit-related assurance services required by legislation to be provided by the auditor	1.907	1.814	1.871
Other assurance and agreed-upon procedures under legislation or contractual arrangements	2.423	2.093	2.261
Total assurance services	15.441	14.753	15.224
Fees payable to the Group's auditors for non-assurance services
Other services	–	–	0.498
Total other services	–	–	0.498
Total fees	15.441	14.753	15.722

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

Fees payable to the Group’s auditors for other services

No amounts were payable for other services in FY2026 and FY2025. Other services provided in FY2024 primarily relate to an independent assessment of technology project governance.

35.
Not required for US reporting
36.
Not required for US reporting
37.
New and amended accounting standards and interpretations and changes to accounting policies

New and amended accounting pronouncements on issue but not yet effective

IFRS 18/AASB 18 ‘Presentation and Disclosure in Financial Statements’ (IFRS 18)

On 9 April 2024 and 14 June 2024, the IASB and AASB, respectively, issued IFRS 18 for reporting periods beginning on or after 1 January 2027, with early application permitted.

IFRS 18 will replace IAS 1 Presentation of Financial Statements. While largely retaining existing requirements, the standard establishes additional requirements for classifying and presenting items in the Income Statement, including mandatory categorisation of income and expense (e.g. operating, investing, financing, taxation and discontinued operations), and is more prescriptive in areas such as interest presentation. It also introduces new disclosure requirements for management-defined performance measures (MPMs) and strengthens principles for aggregation and disaggregation in both the primary financial statements and accompanying notes. IFRS 18 does not change the recognition or measurement of assets, liabilities, income or expense.

The Group continues to assess the implications of IFRS 18 and notes, on a preliminary basis, the application of the standard is expected to result in changes to the presentation of the Group’s financial performance, including the introduction of a mandated ‘operating profit or loss’ subtotal and the reclassification of certain income and expense between operating, investing and financing categories. This includes, for example, the presentation of results from equity accounted investments and related income and expense within the investing category.

Consequential changes are also expected in the Cash Flow Statement, including the reclassification of interest and dividends received from operating to investing activities and interest paid to financing activities.

The Group has performed an initial assessment of MPMs and expects that Underlying attributable profit and Underlying EBITDA will meet the MPM definition.

Additional changes to presentation and disclosure, including applying the enhanced requirements for aggregation and disaggregation of information and the separate presentation of certain Balance Sheet captions, such as goodwill, are also expected.

The Group intends to adopt IFRS 18 from its mandatory effective date for the year ending 30 June 2028, with comparative information restated in accordance with the standard.

Nature-dependent Electricity - IFRS 9/AASB 9 Financial Instruments and IFRS 7/AASB 7 Financial Instruments: Disclosures amendments

Amendments to IFRS 9 and IFRS 7, effective for periods commencing from 1 January 2026, aim to improve reporting of nature-dependent electricity contracts (such as power purchase agreements) by clarifying the ‘own-use’ exemption and hedge accounting requirements for such arrangements, as well as introducing additional disclosure requirements. Management is currently assessing the impact of the amendments and while no material impact has been identified to date, future impacts may arise as the Group enters into new or amends existing arrangements.

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

1A Reports of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of BHP Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BHP Group Limited (the “Company”) as of 30 June 2026 and 2025, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for each of the three years in the period ended 30 June 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 30 June 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2026, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 18 August 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Carrying value of property, plant and equipment
Description of the Matter

As disclosed in Note 11 and Note 13 to the consolidated financial statements, the Company recorded US$80,046 million in property, plant and equipment as of 30 June 2026. The Company performed an assessment of indicators of impairment and impairment reversal for all cash generating units (“CGU”). The Company performed an impairment test for the Jansen project CGU due to the existence of indicators of impairment and recognised an impairment of US$2,300 million.

Auditing management’s assessment of indicators of impairment and impairment reversal and estimate of recoverable amount was complex due to the high degree of estimation in determining the present value of forecast cash flows for each CGU. Specifically, estimated forecast cash flows are sensitive to changes in significant assumptions, such as forecast commodity prices, discount rates, future production volumes and the impact of climate change. The capital expenditure forecast to complete the development of the Jansen project CGU was also considered to be a significant assumption.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company’s process to assess indicators of impairment or impairment reversal and to estimate the recoverable amount of the Jansen project CGU.

With the assistance of our valuation specialists, we assessed the reasonableness of forecast commodity prices and discount rates through comparison to analyst and broker forecasts, external market data, and evaluation of the valuation methodology. We evaluated the reasonableness of future production volumes by comparing future production volumes to historical operating performance and the Company’s approved plans. With the assistance from our climate change specialists, we assessed the consistency of the estimated future cash flows to the Company’s climate change strategy. We tested the mathematical accuracy of the models used and assessed the competence, qualifications and objectivity of management’s internal and external specialists.

In addition to the above, with respect of the Jansen project CGU impairment assessment, we evaluated management’s estimate of the recoverable amount, including the significant assumptions used and the consistency of forecast cash flows with approved plans.

Finally, we assessed the adequacy of the disclosures within Notes 11 and 13 of the consolidated financial statements.

Closure and rehabilitation provisions
Description of the Matter

As disclosed in Note 15 to the consolidated financial statements, the Company recorded US$11,598 million in closure and rehabilitation provisions as at 30 June 2026.

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

Auditing management’s closure and rehabilitation provisions was complex and highly judgemental due to the high degree of estimation within the key assumptions. Specifically, there was significant judgement in determining the expected life of sites including the impact of climate change, estimated cost and extent of rehabilitation activities, timing of activities, and the discount rates used. As a result of these inputs the provisions have a high degree of estimation and a wide range of potential outcomes.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s closure and rehabilitation provision estimate process. Specifically, our procedures involved testing the controls around the estimates and assumptions, such as the costs associated with future closure activities, the extent and period of post-closure monitoring and maintenance, the impact of climate change, and the timing of cash flows and closure of operations.

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

With the assistance of our rehabilitation specialists, we evaluated a sample of closure and rehabilitation provisions. Our testing included evaluating the closure and rehabilitation plans based on the relevant legal and regulatory requirements. In addition, we compared the timing of future cash flows and cost estimates against the closure and rehabilitation plan, environmental studies, and industrial practices.

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

Samarco dam failure provisions recognised
Description of the Matter

As described in Notes 3 and 4 to the consolidated financial statements, the Company recorded a loss of US$1,071 million (pre-tax) for the year ended 30 June 2026 and recognised provisions of US$5,197 million arising as a consequence of the Samarco dam failure as of 30 June 2026. The provision includes the future cost estimates associated with the obligations set out in the Settlement Agreement reached with the Brazilian Public Authorities in October 2024 along with estimates associated with the UK Group Action claim, following the decision by the English High Court in November 2025. The Company recognises a provision when it has a present obligation, and an outflow of economic resources is probable, and the obligation can be reliably measured.

Auditing management’s estimate of the Samarco dam failure provisions was complex and highly judgemental due to the high degree of estimation in determining the measurement and completeness of future cost estimates associated with the Company’s obligations under the Settlement Agreement and assessing the impact of the UK Group Action decision. As the secondary obligor under the Settlement Agreement, BHP is required to fund 50% of the obligations to the extent that Samarco, as the primary obligor, cannot fund the obligations. There was also significant judgement in determining the extent to which Samarco is able to directly fund any future obligations. As a result the provision has a high degree of estimation and a wide range of potential outcomes.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls in determining the Samarco dam failure provisions and the relevant disclosures within the consolidated financial statements. Specifically, we tested management’s controls over the significant assumptions as described above and the completeness and accuracy of data used within management’s estimates.

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

To assess the status of claims, we held discussions with the Company’s internal legal counsel regarding ongoing Samarco dam failure litigation matters. In addition, we obtained legal confirmations from the Company’s external legal counsel.

We evaluated the competence, qualifications and objectivity of the Company’s experts who assisted management in estimating the provision by considering the scope of work, their professional qualifications and remuneration structure. Finally, we assessed the adequacy and completeness of the disclosures within Notes 3 and 4 to the consolidated financial statements.

/s/ Ernst & Young

We have served as the Company’s auditor since 2019.

Melbourne, Australia

18 August 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of BHP Group Limited

Opinion on Internal Control Over Financial Reporting

We have audited BHP Group Limited’s internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the “COSO criteria”). In our opinion, BHP Group Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of 30 June 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of 30 June 2026 and 2025, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes of equity, and consolidated cash flow statement for each of the three years in the period ended 30 June 2026, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated 18 August 2026 expressed an unqualified opinion thereon.

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

18 August 2026

2.
Not required for US reporting
3.
Directors' declaration

In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that:

(a)
in the Directors’ opinion the Financial Statements and notes are in accordance with the Australian Corporations Act 2001 (Cth), including:
(i)
complying with the applicable Accounting Standards and the Australian Corporations Regulations 2001 (Cth); and
(ii)
giving a true and fair view of the assets, liabilities, financial position and profit or loss of BHP Group Limited and the Group as at 30 June 2026 and of their performance for the year ended 30 June 2026
(b)
[intentionally omitted]
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
the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 (Cth) from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2026

Signed in accordance with a resolution of the Board of Directors.

/s/ Ross McEwan
Ross McEwan
Chair

/s/ Brandon Craig
Brandon Craig
Chief Executive Officer
18 August 2026

4.
Not required for US reporting
5.
Included as Section 1A